Form 20-F
period 2017-12-31
Hudson Ltd.
filed 2018-03-15
CIK 1714368

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to __________________.

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________________.

Commission file number: 001-38378
HUDSON LTD.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Bermuda
(Jurisdiction of incorporation or organization)

4 NEW SQUARE
BEDFONT LAKES
FELTHAM, MIDDLESEX TW14 8HA
UNITED KINGDOM
+44 (0) 208 624 4300
(Address of principal executive offices)
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A common shares, par value $0.001 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Title of Class	Number of Shares Outstanding
Class A common shares, par value $0.001 per share	39,417,765
Class B common shares, par value $0.001 per share	53,093,315

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes☐    No☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes☐    No☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.*
*The registrant became subject to such requirements on January 31, 2018.

Yes☒    No☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes☒    No☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer☐    Accelerated Filer☐    Non-accelerated Filer☒    Emerging growth company☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
☐ U.S. GAAP
☒ International Financial Reporting Standards as issued by the International Accounting Standards Board
☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17   ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes☐    No☒

HUDSON LTD. 2017
TABLE OF CONTENTS

Presentation of financial and other information	1
Forward-looking statements	2
Part I	3
Item 1. Identity of directors, senior management and advisers	3
A. Directors and senior management	3
B. Advisers	3
C. Auditors	3
Item 2. Offer statistics and expected timetable	3
A. Offer statistics	3
B. Method and expected timetable	3
Item 3. Key information	4
A. Selected financial data	4
B. Capitalization and indebtedness	7
C. Reasons for the offer and use of proceeds	7
D. Risk factors	8
Item 4. Information on the company	28
A. History and development of the company	28
B. Business overview	29
C. Organizational structure	43
D. Property, plant and equipment	43
Item 4A. Unresolved staff comments	43
Item 5. Operating and financial review and prospects	44
A. Operating results	44
B. Liquidity and capital resources	53
C. Research and development, patents and licenses, etc.	59
D. Trend information	59
E. Off-balance sheet arrangements	59
F. Tabular disclosure of contractual obligations	60
G. Safe harbor	60
Item 6. Directors, senior management and employees	61
A. Directors and senior management	61
B. Compensation	64
C. Board practices	64
D. Employees	65
E. Share ownership	66
Item 7. Major shareholders and related party transactions	67
A. Major shareholders	67
B. Related party transactions	67
C. Interests of experts and counsel	71
Item 8. Financial information	72
A. Consolidated statements and other financial information	72
B. Significant changes	72

Item 9. The offer and listing	72
A. Offering and listing details	72
B. Plan of distribution	72
C. Markets	73
D. Selling shareholders	73
E. Dilution	73
F. Expenses of the issue	73
Item 10. Additional information	73
A. Share capital	73
B. Memorandum of association and bye-laws	73
C. Material contracts	84
D. Exchange controls	84
E. Taxation	84
F. Dividends and paying agents	88
G. Statement by experts	88
H. Documents on display	88
I. Subsidiary information	88
Item 11. Quantitative and qualitative disclosures about market risk	88
Item 12. Description of securities other than equity securities	88
A. Debt securities	88
B. Warrants and rights	88
C. Other securities	88
D. American depositary shares	88
Part II	89
Item 13. Defaults, dividend arrearages and delinquencies	89
A. Defaults	89
B. Arrears and delinquencies	89
Item 14. Material modifications to the rights of security holders and use of proceeds	89
A. Material modifications to instruments	89
B. Material modifications to rights	89
C. Withdrawal or substitution of assets	89
D. Change in trustees or paying agents	89
E. Use of proceeds	89
Item 15. Controls and procedures	90
A. Disclosure controls and procedures	90
B. Management’s annual report on internal control over financial reporting	90
C. Attestation report of the registered public accounting firm	90
D. Changes in internal control over financial reporting	90
Item 16. Reserved	90
Item 16A. Audit committee financial expert	90
Item 16B. Code of ethics	90
Item 16C. Principal accountant fees and services	91
Item 16D. Exemptions from the listing standards for audit committees	91
Item 16E. Purchases of equity securities by the issuer and affiliated purchasers	91
Item 16F. Change in registrant’s certifying accountant	91
Item 16G. Corporate governance	92
Item 16H. Mine safety disclosure	92
Part III	93
Item 17. Financial statements	93
Item 18. Financial statements	93
Item 19. Exhibits	93

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Unless otherwise indicated or the context otherwise requires, all references in this annual report on Form 20-F “Hudson Ltd.,” “the Issuer,” “we,” “us,” “our,” and “the Company” refer to Hudson Ltd., an exempted company limited by shares incorporated in Bermuda, and its consolidated subsidiaries, giving effect to the Reorganization Transactions (as defined below), unless context otherwise requires. References to “Hudson Group” are to all entities and operations directly or indirectly owned by Dufry AG that carry on Dufry AG’s duty-free and duty-paid travel retail operations in the continental United States and Canada that have been transferred to Hudson Ltd. in connection with our initial public offering. References to “our financial statements” are to the financial statements of Hudson Group, unless context otherwise requires. All references to “Dufry,” “Dufry Group,” “Dufry AG” and “our controlling shareholder” are to Dufry AG, a Swiss stock corporation, and its consolidated subsidiaries (other than Hudson Ltd.). All references to “Dufry International AG” are to Dufry International AG, a Swiss stock corporation, which is a wholly-owned subsidiary of Dufry AG.

All references in this annual report to “U.S. dollars,” “U.S.$,” “$” and “USD” refer to the currency of the United States of America.

Financial Statements
This annual report includes our audited combined financial statements as of December 31, 2017 and 2016 and for each of the years ended December 31, 2017, 2016 and 2015 (hereinafter “Combined Financial Statements”).

Our Combined Financial Statements are presented in U.S.$ and have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

Our fiscal year ends December 31. References in this annual report to a fiscal year, such as “fiscal year 2017,” relate to our fiscal year ended on December 31 of that calendar year.

The Reorganization Transactions
In connection with the completion of our initial public offering, as part of a series of reorganization transactions, Dufry caused all of the equity interests of the entities that constitute the Hudson Group to be contributed to Hudson Ltd. in exchange for common shares of Hudson Ltd. As a result of these reorganization transactions, which occurred on February 1, 2018, our business is conducted through Hudson Ltd. and its subsidiaries. In this annual report, we refer to all of these events as the “Reorganization Transactions.” Prior to the Reorganization Transactions, Hudson Ltd., which was incorporated on May 30, 2017, had no operations, nominal assets and no liabilities or contingencies.

Market Share and Other Information
Market data, other statistical information, information regarding certain industry forecast data used in this annual report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information and industry publications. Industry publications generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal reports and studies, estimates and market research, which we believe to be reliable and accurately extracted by us for use in this annual report, have not been independently verified. However, we believe such data is accurate and agree that we are responsible for the accurate extraction of such information from such sources and its correct reproduction in this annual report.

Rounding
We have made rounding adjustments to some of the figures included elsewhere in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

FORWARD-LOOKING STATEMENTS
This annual report on Form 20-F contains “forward-looking statements.” Forward-looking statements are based on our beliefs and assumptions and on information currently available to us, and include, without limitation, statements regarding our business, financial condition, strategy, results of operations, certain of our plans, objectives, assumptions, expectations, prospects and beliefs and statements regarding other future events or prospects. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “seek,” “anticipate,” “estimate,” “predict,” “potential,” “assume,” “continue,” “may,” “will,” “should,” “could,” “shall,” “risk” or the negative of these terms or similar expressions that are predictions of or indicate future events and future trends.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us may differ materially from those made in or suggested by the forward-looking statements contained in this annual report. In addition, even if our results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us are consistent with the forward-looking statements contained in this annual report, those results or developments may not be indicative of results or developments in subsequent periods.

Factors that may cause our actual results to differ materially from those expressed or implied by the forward-looking statements in this annual report include, but are not limited to the risks described under “Item 3. Key Information – D. Risk factors.” For example, factors that could cause actual results to vary from projected results include, but are not limited to:
–
events outside our control that cause a reduction in airline passenger traffic, including but not limited to terrorist attacks and natural disasters;
–
changes in general economic and market conditions;
–
competition among participants in the travel retail market;
–
loss of and competition to obtain and renew concessions;
–
changes by airport authorities or airlines that lower the number of passengers in the terminals in which we have concessions;
–
ability to execute our growth strategy effectively to integrate successfully any new concessions or future acquisitions into our business and to remodel existing concessions;
–
ability to successfully expand into the food and beverage concession industry;
–
dependence on our controlling shareholder to provide us with key services and to finance our operations;
–
dependence on our local partners;
–
changes in the taxation of goods or duty-free regulations in the markets in which we operate;
–
adverse impacts of compliance or legal matters;
–
restrictions on the duty-free sale of tobacco products and on smoking in general that affect our tobacco product sales;
–
changes in customer preferences or demands;
–
the future travel habits of our customers and potential changes in transportation safety requirements;
–
reliance on a limited number of suppliers;
–
disruption in our supply chain;
–
information technology systems failure or disruption;
–
ability to attract and retain qualified personnel;
–
litigation;
–
the concentration of our operations in New York and other metropolitan areas;
–
ability to borrow from banks or raise funds in the capital markets;
–
our controlling shareholder’s control over us; and
–
other risk factors discussed under “Item 3. Key Information – D. Risk factors.”

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
A. Directors and senior management
Not applicable.

B. Advisers
Not applicable.

C. Auditors
Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
A. Offer statistics
Not applicable.

B. Method and expected timetable
Not applicable.

ITEM 3. KEY INFORMATION
A. Selected financial data
You should read the following selected financial data together with “Item 5. Operating and Financial Review and Prospects” and our Combined Financial Statements and the related notes appearing elsewhere in this annual report.

Our historical financial statements present the results of Hudson Group, which comprises all entities and operations that will be transferred to Hudson Ltd. pursuant to the Reorganization Transactions. Prior to our initial public offering, Hudson Ltd. was a newly formed holding company with nominal assets and no liabilities or contingencies, and did not conduct any operations. Following the Reorganization Transactions and our initial public offering, our financial statements present the results of operations of Hudson Ltd. and its consolidated subsidiaries. Hudson Ltd.’s financial statements are the same as Hudson Group’s financial statements prior to our initial public offering, as adjusted for the Reorganization Transactions. See “Presentation of Financial and Other Information – The Reorganization Transactions.”

The selected financial data are not intended to replace the Combined Financial Statements and are qualified in their entirety by reference to the Combined Financial Statements and related notes appearing elsewhere in this annual report. The selected historical combined statements of comprehensive income and other financial data for the fiscal years ended December 31, 2017, 2016 and 2015 and selected historical combined statements of financial position data as of December 31, 2017 and 2016 were derived from our audited Combined Financial Statements included elsewhere in this annual report. Our historical results are not necessarily indicative of the results expected for any future period.

We prepare our Combined Financial Statements in accordance with IFRS as issued by IASB.

IN MILLIONS OF USD	2017	2016	2015
Combined Statements of Comprehensive Income
Turnover	1,802.5	1,687.2	1,403.0
Cost of sales	(680.3)	(645.3)	(534.1)
Gross profit	1,122.2	1,041.9	868.9
Selling expenses	(421.2)	(395.7)	(325.7)
Personnel expenses	(371.3)	(337.4)	(279.5)
General expenses	(156.9)	(151.9)	(130.9)
Share of result of associates	(0.3)	(0.7)	1.7
Depreciation, amortization and impairment	(108.7)	(103.7)	(86.7)
Other operational result	(3.7)	(9.3)	(1.7)
Operating profit	60.1	43.2	46.1
Interest expenses	(30.2)	(29.8)	(25.4)
Interest income	1.9	2.1	1.6
Foreign exchange gain / (loss)	0.5	–	(0.2)
Earnings before taxes (EBT)	32.3	15.5	22.1
Income tax	(42.9)	34.3	(3.8)
Net earnings	(10.6)	49.8	18.3

OTHER COMPREHENSIVE INCOME
Exchange differences on translating foreign operations	26.8	12.9	(35.9)
Items to be reclassified to net income in subsequent periods, net of tax	26.8	12.9	(35.9)

Total other comprehensive income / (loss), net of tax	26.8	12.9	(35.9)

Total comprehensive income / (loss), net of tax	16.2	62.7	(17.6)

ATTRIBUTABLE TO:
Equity holders of the parent	(40.4)	23.5	(7.7)
Non-controlling interests¹	29.8	26.3	26.0

1
Dividends paid to non-controlling interests amounted to $34.4 million, $27.4 million and $28.7 million for the years ended December 31, 2017, 2016 and 2015, respectively.

IN MILLIONS OF USD	DEC 31, 2017	DEC 31, 2016
Summary of Combined Statement of Financial Position
Non-current assets	1,069.0	1,134.0
Current assets	388.8	409.0
Total assets	1,457.8	1,543.0
Non-current liabilities	571.4	548.1
Current liabilities	314.0	264.5
Total liabilities	885.4	812.6
Net assets	572.4	730.4

IN MILLIONS OF USD	2017	2016	2015
Other Data
Operating Metrics
Number of stores 1	996	948	973
Total square feet of stores (thousands)2	1,069.8	1,010.5	997.9
Financial Metrics
Net sales growth	6.7%	20.5%	25.7%
Like-for-like growth 3	4.8%	3.9%	3.0%
Like-for-like growth on a constant currency basis 4	4.4%	4.3%	4.3%
Organic growth 5	8.8%	5.4%	1.9%
Net earnings (millions of USD)	(10.6)	49.8	18.3
Net earnings growth	(121.3%)	172.1%	(38.2%)
Net earnings margin 6	(0.6%)	3.0%	1.3%
Adjusted EBITDA (millions of USD)7	172.5	156.2	134.5
Adjusted EBITDA growth	10.4%	16.1%	15.7%
Adjusted EBITDA margin 8	9.5%	9.3%	9.6%
Net earnings attributable to equity holders of the parent	(40.4)	23.5	(7.7)
Net earnings attributable to equity holders of the parent growth	N / A	N / A	N / A
Net earnings attributable to equity holders of the parent margin 9	(2.2%)	1.4%	(0.5%)
Adjusted net earnings attributable to equity holders of the parent (millions of USD)10	1.1	67.6	25.7
Adjusted net earnings attributable to equity holders of the parent growth	N/A	163.0%	4.5%
Adjusted net earnings attributable to equity holders of the parent margin 11	0.1%	4.0%	1.8%

Represents number of stores open at the end of the applicable period.

Represents gross square footage of all stores open at the end of the applicable period.

Like-for-like growth represents the growth in aggregate monthly net sales in the applicable period at stores that have been operating for at least 12 months. Like-for-like growth during the applicable period excludes growth attributable to (i) net new stores and expansions until such stores have been part of our business for at least 12 months, (ii) acquired stores until such stores have been part of our business for at least 12 months and (iii) eight stores acquired in the 2014 acquisition of Nuance and 46 stores acquired in the 2015 acquisition of World Duty Free Group that management expected, at the time of the applicable acquisition, to wind down. For more information see “Item 5. Operating and Financial Review and Prospects - A. Operating results - Principal factors affecting our results of operations - Turnover".

Like-for-like growth on a constant currency basis is calculated by keeping exchange rates constant for each month being compared from period to period. We believe that the presentation of like-for-like growth on a constant currency basis assists investors in comparing period to period operating results as it removes the effect of fluctuations in foreign exchange rates.

Organic growth represents the combination of growth from (i) like-for-like growth and (ii) net new stores and expansions. Organic growth excludes growth attributable to (i) acquired stores until such stores have been part of our business for at least 12 months and (ii) eight stores acquired in the 2014 acquisition of Nuance and 46 stores acquired in the 2015 acquisition of World Duty Free Group that management expected, at the time of the applicable acquisition, to wind down. For more information see “Item 5. Operating and Financial Review and Prospects - A. Operating results - Principal factors affecting our results of operations - Turnover - Organic Growth".
6
We define net earnings margin as net earnings divided by turnover.
7
We define Adjusted EBITDA as net earnings adjusted for the items set forth in the table below. Adjusted EBITDA is a non-IFRS measure and is not a uniformly or legally defined financial measure. Adjusted EBITDA is not a substitute for IFRS measures in assessing our overall financial performance. Because Adjusted EBITDA is not determined in accordance with IFRS, and is susceptible to varying calculations, Adjusted EBITDA may not be comparable to other similarly titled measures presented by other companies. Adjusted EBITDA is included in this annual report because it is a measure of our operating performance and we believe that Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to ours. We also believe Adjusted EBITDA is useful to investors as a measure of comparative operating performance from period to period as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our capital structure (primarily interest expense), asset base (depreciation and amortization) and non-recurring transactions, impairments of financial assets and changes in provisions (primarily relating to costs associated with the closing or restructuring of our operations). Our management also uses Adjusted EBITDA for planning purposes, including financial projections. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by IASB.
8
We define Adjusted EBITDA margin as Adjusted EBITDA divided by turnover.
9
We define net earnings attributable to equity holders of the parent margin as net earnings attributable to equity holders of the parent divided by turnover.
10
We define Adjusted net earnings attributable to equity holders of the parent as net earnings attributable to equity holders of the parent adjusted for the items set forth in the table below. Adjusted net earnings attributable to equity holders of the parent is a non-IFRS measure and is not a uniformly or legally defined financial measure. Adjusted net earnings attributable to equity holders of the parent is not a substitute for IFRS measures in assessing our overall operating performance. Because Adjusted net earnings attributable to equity holders of the parent is not determined in accordance with IFRS, and is susceptible to varying calculations, Adjusted net earnings attributable to equity holders of the parent may not be comparable to other similarly titled measures presented by other companies. Adjusted net earnings attributable to equity holders of the parent is included in this annual report because it is a measure of our operating performance and we believe that Adjusted net earnings attributable to equity holders of the parent is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to ours. We also believe Adjusted net earnings attributable to equity holders of the parent is useful to investors as a measure of comparative operating performance from period to period as it removes the effects of purchase accounting for acquired intangible assets (primarily concessions), non-recurring transactions, impairments of financial assets and changes in provisions (primarily relating to costs associated with the closing or restructuring of our operations). Management does not consider such costs for the purpose of evaluating the performance of the business and as a result uses Adjusted net earnings attributable to equity holders of the parent for planning purposes. Adjusted net earnings attributable to equity holders of the parent has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by IASB.
11
We define Adjusted net earnings margin attributable to equity holders of the parent as Adjusted net earnings attributable to equity holders of the parent divided by turnover.

The following is a reconciliation of Adjusted EBITDA to net earnings for the periods presented:

IN MILLIONS OF USD	2017	2016	2015
Net earnings	(10.6)	49.8	18.3
Income tax expense	42.9	(34.3)	3.8
Earnings before taxes (EBT)	32.3	15.5	22.1
Foreign exchange gain (loss)	(0.5)	–	0.2
Interest income	(1.9)	(2.1)	(1.6)
Interest expenses	30.2	29.8	25.4
Operating profit	60.1	43.2	46.1
Depreciation, amortization and impairment	108.7	103.7	86.7
Other operational result a	3.7	9.3	1.7
Adjusted EBITDA	172.5	156.2	134.5

a
For the year ended December 31, 2017, other operational result consisted of $9.4 million of other operating income resulting from a related party loan waiver due to Dufry and other operating expenses including $3.4 million of audit and consulting costs related to preparatory work in connection with our initial public offering, $4.1 million of restructuring expenses associated with the World Duty Free Group acquisition and $5.5 million of other operating expenses including restructuring and non-recurring items. For the year ended December 31, 2016, other operational result consisted primarily of $8.3 million of restructuring expenses associated with the World Duty Free Group acquisition. See note 13 to our audited Combined Financial Statements.

The following is a reconciliation of Adjusted net earnings attributable to equity holders of the parent to net earnings attributable to equity holders of the parent for the periods presented:

IN MILLIONS OF USD	2017	2016	2015
Net earnings attributable to equity holders of the parent	(40.4)	23.5	(7.7)
Amortization related to acquisitions a	39.2	38.4	32.4
Other operational result b	3.7	9.3	1.7
Income tax adjustment c	(1.4)	(3.6)	(0.7)
Adjusted net earnings attributable to equity holders of the parent	1.1	67.6	25.7

a
Although the values assigned to the concession rights during the purchase price allocation are fair values, we believe that their additional amortization does not allow a fair comparison with our existing business previous to the business combination, as the costs of self-generated intangible assets have been expended.

b
For the year ended December 31, 2017, other operational result consisted of $9.4 million of other operating income resulting from a related party loan waiver due to Dufry and other operating expenses including $3.4 million of audit and consulting costs related to preparatory work in connection with our initial public offering, $4.1 million of restructuring expenses associated with the World Duty Free Group acquisition and $5.5 million of other operating expenses including restructuring and non-recurring items. For the year ended December 31, 2016, other operational result consisted primarily of $8.3 million of restructuring expenses associated with the World Duty Free Group acquisition. See note 13 to our audited Combined Financial Statements.

c
Income tax adjustment represents the impact in income taxes we actually accrued during the applicable period attributable to other operational result. This assumption uses an income tax rate of 39.0% for the adjustment. Amortization expenses related to acquisitions did not reduce the amount of taxes we paid during the applicable periods, and therefore there are no corresponding income tax adjustments in respect of the amortization expense adjustment.

B. Capitalization and indebtedness
Not applicable.

C. Reasons for the offer and use of proceeds
Not applicable.

D. Risk factors
Risks relating to our business

Factors outside our control that cause a reduction in airline passenger traffic, including terrorist attacks and natural disasters, could adversely affect our business and our turnover growth.

We derive substantially all of our turnover from, and therefore our business is primarily dependent upon, sales to airline passengers. The occurrence of any one of a number of events that are outside our control such as terrorist attacks (including cyber-attacks), severe weather, ash clouds, airport closures, pandemics, outbreaks of contagious diseases, such as the Zika or Ebola crises, natural disasters, strikes or accidents may lead to a reduction in the number of airline passengers. Any of these events, or any other event of a similar nature, even if not directly affecting the airline industry, may lead to a significant reduction in the number of airline passengers.

Further, any disruption to or suspension of services provided by airlines and the travel industry as a result of financial difficulties, labor disputes, construction work, increased security, changes to regulations governing airlines, mergers and acquisitions in the airline industry and challenging economic conditions causing airlines to reduce flight schedules or increase the price of airline tickets could negatively affect the number of airline passengers.

Moreover, increases in oil prices, including as a result of global political and economic instabilities, may increase airline ticket prices through fuel surcharges, which may result in a significant reduction of airline passengers.

Additionally, the threat of terrorism and governmental measures in response thereto, such as increased security measures, recent executive orders in the United States impacting entry into the United States and changing attitudes towards the environmental impacts of air travel may in each case reduce demand for air travel and, as a result, decrease airline passenger traffic at airports.

The effect that these factors would have on our business depends on their magnitude and duration, and a reduction in airline passenger numbers will result in a decrease in our sales and may have a materially adverse impact on our business, financial condition and results of operations.

General economic and market conditions may adversely affect our results.

Our success is dependent on consumer spending, which is sensitive to economic downturns, inflation and any associated rise in unemployment, decline in consumer confidence, adverse changes in exchange rates, increase in interest rates, increase in the price of oil, deflation, direct or indirect taxes or increase in consumer debt levels. As a result, economic downturns may have a material adverse impact on our business, financial condition and result of operations. Economic conditions have in the past created pressure on us and similar retailers to increase promotions and discounts, particularly at our duty-free concessions, which can have a negative impact on our business, financial condition and results of operations. These promotions may continue even after economic growth returns.

The market to obtain and renew concessions continues to be highly competitive.

We compete with travel retailers, managers / operators and, increasingly, master concessionaires to obtain and renew concessions at airports and at other travel facilities such as railway stations. Obtaining and renewing concessions at airports is particularly competitive, as there are a limited number of airports in the continental United States and Canada that meet our minimum operating criteria, which include that an airport has a sufficient number of airline passengers to support our retail operations. Our competitors often have strong financial support or pre-existing relationships with airport authorities that benefit those competitors when competing for concessions. Certain of our competitors have been and may in the future be able and willing to outbid us for concession agreements, accept a lower profit margin or expend more capital in order to obtain or retain business.

There is no guarantee that we will be able to renew existing concessions or obtain new concessions. If we do renew a concession, there is no guarantee that it will be on similar economic terms. The failure to obtain or renew a concession means that we will not be able to enter or continue operating in the market represented by such concession. If we were to fail to renew major concessions or fail to obtain further concessions, our business, financial condition, results of operations and future growth could be materially adversely affected.

Our concessions are operated under concession agreements that are subject to revocation or modification and the loss of concessions could negatively affect our business, financial condition and results of operations.

We conduct our business primarily through concessions in airport terminals. The airport authorities and landlords with whom we contract for these concessions are generally able to revoke them at will by terminating the applicable concession agreement. Our concessions may also be terminated by annulment, which may be declared by the airport authorities or by courts where the grant of the concession or the terms of the concession do not comply with applicable legal requirements, such as procurement, antitrust or similar regulations.
–
Our concessions may also be terminated early by airport authorities or landlords in certain default scenarios, including, among others:

–
assignment, transfer or sub-lease to third parties, in whole or in part, of the rights or obligations provided in the applicable concession agreement without the consent of airport authorities or landlords, to the extent required;

–
failure to comply with any of the provisions of the concession agreement;

–
use of the concession area for any purpose other than the object of the agreement;

–
entering into an agreement with a third-party with respect to the concession area or services without prior approval of the applicable airport authorities or landlord;

–
making certain modification to the facilities without prior approval from the applicable airport authorities or landlord;

–
default on the payment of the fees for a period provided for in the relevant agreement; or

–
not providing the services to an adequate quality level or the failure to obtain the necessary equipment for the satisfactory rendering of such services.

The loss or modification of our concessions could have a materially adverse impact on our business, financial condition and results of operations.

Our profitability depends on the number of airline passengers in the terminals in which we have concessions. Changes by airport authorities or airlines that lower the number of airline passengers in any of these terminals could affect our business, financial condition and results of operations.

The number of airline passengers that visit the terminals in which we have concessions is dependent in part on decisions made by airlines and airport authorities relating to flight arrivals and departures. A decrease in the number of flights and resulting decrease in airline passengers could result in fewer sales, which could lower our profitability and negatively impact our business, financial condition and results of operations. Concession agreements generally provide for a minimum annual guaranteed payment, or a MAG, payable to the airport authority or landlord regardless of the amount of sales at the concession. Currently, the majority of our concession agreements provide for a MAG that is either a fixed dollar amount or an amount that is variable based upon the number of travelers using the airport or other location, retail space used, estimated sales, past results or other metrics. If there are fewer airline passengers than expected or if there is a decline in the sales per airline passenger at these facilities, we will nonetheless be required to pay the MAG or fixed rent and our business, financial condition and results of operations may be materially adversely affected.

Furthermore, the exit of an airline from a market or the bankruptcy of an airline could reduce the number of airline passengers in a terminal or airport where we operate and have a material adverse impact on our business, financial condition and results of operations.

We may not be able to execute our growth strategy to expand and integrate new concessions or future acquisitions into our business or remodel existing concessions. Any new concessions, future acquisitions or remodeling of existing concessions may divert management resources, result in unanticipated costs, or dilute holders of our Class A common shares.

Part of our growth strategy is to expand and remodel our existing facilities and to seek new concessions through tenders, direct negotiations or other acquisition opportunities. In this regard, our future growth will depend upon a number of factors, such as our ability to identify any such opportunities, structure a competitive proposal and obtain required financing and consummate an offer. Our growth strategy will also depend on factors that may not be within our control, such as the timing of any concession or acquisition opportunity.

We must also strategically identify which airport terminals and concession agreements to target based on numerous factors, such as airline passenger numbers, airport size, the type, location and quality of available concession space, level of anticipated competition within the terminal, potential future growth within the airport and terminal, rental structure, financial return and regulatory requirements. We cannot assure you that this strategy will be successful.

In addition, we may encounter difficulties integrating expanded or new concessions or any acquisitions. Such expanded or new concessions or acquisitions may not achieve anticipated turnover and earnings growth or synergies and cost savings. Delays in the commencement of new projects and the refurbishment of concessions can also affect our business. In addition, we will expend resources to remodel our concessions and may not be able to recoup these investments. A failure to grow successfully may materially adversely affect our business, financial condition and results of operations.

In particular, new concessions and acquisitions, and in some cases future expansions and remodeling of existing concessions, could pose numerous risks to our operations, including that we may:
–
have difficulty integrating operations or personnel;

–
incur substantial unanticipated integration costs;

–
experience unexpected construction and development costs and project delays;

–
face difficulties associated with securing required governmental approvals, permits and licenses (including construction permits and liquor licenses, if applicable) in a timely manner and responding effectively to any changes in local, state or federal laws and regulations that adversely affect our costs or ability to open new concessions;

–
have challenges identifying and engaging local business partners to meet Airport Concession Disadvantaged Business Enterprise ("ACDBE") requirements in concession agreements;

–
not be able to obtain construction materials or labor at acceptable costs;

–
face engineering or environmental problems associated with our new and existing facilities;

–
experience significant diversion of management attention and financial resources from our existing operations in order to integrate expanded, new or acquired businesses, which could disrupt our ongoing business;

–
lose key employees, particularly with respect to acquired or new operations;

–
have difficulty retaining or developing acquired or new businesses’ customers;

–
impair our existing business relationships with suppliers or other third parties as a result of acquisitions;

–
fail to realize the potential cost savings or other financial benefits and / or the strategic benefits of acquisitions, new concessions or remodeling; and

–
incur liabilities from the acquired businesses and we may not be successful in seeking indemnification for such liabilities.

In connection with acquisitions or other similar investments, we could incur debt or amortization expenses related to intangible assets, suffer asset impairments, assume liabilities or issue stock that would dilute the percentage of ownership of our then-current holders of Class A common shares. We may not be able to complete acquisitions or integrate the operations, products, technologies or personnel gained through any such acquisition, which may have a materially adverse impact on our business, financial condition and results of operations.

If we are unable to implement our growth strategy to expand into the food and beverage market, our business, financial condition and results of operations could be negatively impacted.

We have limited experience in the food and beverage concession market. Expansion into the food and beverage concession market increases the complexity of our business and could divert the attention of our management and personnel from our existing activities, placing strain on our operations and financial resources. We may be unfamiliar with certain laws, regulations and administrative procedures in new markets, including the procurement of food permits and liquor licenses, which could delay the build-out of new concessions and prevent us from achieving our operational goals on a timely basis. Our efforts to expand into the food and beverage concession market may not succeed. Furthermore, we will incur expenses and expend resources to develop, acquire and set up food and beverage concessions and we may not recoup our investment if we are unable to deliver consistent food quality, service, convenience or ambiance, or if we fail to deliver a consistently positive experience to our customers.

The profitability of any food and beverage concession we acquire or operate is dependent on numerous factors, including our ability to:
–
adapt to consumer tastes and appeal to a broad range of consumers whose preferences cannot be predicted with certainty;

–
partner with nationally recognized brands;

–
create and implement an effective marketing / advertising strategy;

–
hire, train and retain excellent food and concession managers and staff;

–
manage costs and prudently allocate capital resources; and

–
obtain and maintain necessary food and liquor licenses and permits.

In addition, profitability, if any, of our food and beverage concessions may be lower than in our existing activities, and we may not be successful enough in this line of business to execute our food and beverage growth strategy. If we are unable to grow in the food and beverage concession market, our reputation could be damaged. If any of the risks identified above were to occur, it could limit our growth and have a materially adverse impact on our business, financial condition and results of operations.

We are dependent on our local partners.

Our retail operations are carried on through approximately 173 operating districts in the continental United States and Canada. Our local partners, including our ACDBE partners, maintain ownership interests in the vast majority of these partnerships and other operating entities, some of which operate major concessions. Our participation in these operating entities differs from market to market. While the precise terms of each relationship vary, our local partners may have control over certain portions of the operations of these concessions. Our local partners oversee the operations of certain stores that, in the aggregate, are responsible for a significant portion of our turnover. The stores are operated pursuant to the applicable joint venture agreement governing the relationship between us and our local partner. Generally, these agreements also provide that strategic decisions are to be made by a committee comprised of us and our local partner, and we typically encourage our local partners to follow Hudson operating parameters. These concessions involve risks that are different from the risks involved in operating a concession independently, and include the possibility that our local partners:
–
are in a position to take action contrary to our instructions, our requests, our policies, our objectives or applicable laws;

–
take actions that reduce our return on investment;

–
go bankrupt or are otherwise unable to meet their capital contribution obligations;

–
have economic or business interests or goals that are or become inconsistent with our business interests or goals; or

–
take actions that harm our reputation or restrict our ability to run our business.

In some cases, and within limits recommended by the Federal Aviation Administration (the “FAA”), we may loan money to our ACDBE partners in connection with concession agreements in order to help fund their initial capital investment in a concession opportunity. If our partners are unable to repay these loans, we will record a writedown and our net income will decrease. For these and other reasons, it could be more difficult for us to successfully operate these concessions and to respond to market conditions, which could adversely affect our business, financial condition and results of operations.

We have experienced net losses in the past, and we may continue to experience net losses in the future.

We experienced a net loss attributable to equity holders of the parent of $40.4 million and $7.7 million for the years ended December 31, 2017 and 2015, respectively. We cannot assure you that we will achieve profitability in future periods.

The retail business is highly competitive.

We also compete to attract retail customers and compete with other, non-airport retailers, such as traditional Main Street retailers or Internet retailers. Some of our retail competitors may have greater financial resources, greater purchasing economies of scale or lower cost bases, any of which may give them a competitive advantage over us. If we were to lose market share to competitors, our turnover would be reduced and our business, financial condition and results of operations adversely affected.

If the estimates and assumptions we use to determine the size of our market are inaccurate, our future growth rate may be impacted.

Market opportunity estimates and growth forecasts are subject to uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates and forecasts in this annual report relating to the size and expected growth of the travel retail market may prove to be inaccurate. Even if the market in which we compete meets our size estimates and forecasted growth, our business could fail to grow at similar rates, if at all. The principal assumptions relating to our market opportunity include projected growth in the travel retail market and our share of the market in the continental United States and Canada. If these assumptions prove inaccurate, our business, financial condition and results of operations could be adversely affected.

We may not be able to predict accurately or fulfill customer preferences or demands.

We derive a significant amount of our turnover from the sale of fashion-related, cosmetic and luxury products which are subject to rapidly changing customer tastes, as well as from merchandise associated with national or local one-time events. The availability of new products and changes in customer preferences has made it more difficult to predict sales demand for these types of products accurately. Our success depends in part on our ability to predict and respond to quickly changing consumer demands and preferences, and to translate market trends into appropriate merchandise offerings. Additionally, due to our limited sales space relative to other retailers, the proper selection of salable merchandise is an important factor in turnover generation. We cannot assure you that our merchandise selection will correspond to actual sales demand. If we are unable to predict or rapidly respond to sales demand, including demand generated by one-time events, or to changing styles or trends, or if we experience inventory shortfalls on popular merchandise, our turnover may be lower, which could have a materially adverse impact on our business, financial condition and results of operations.

We rely on a limited number of distributors and suppliers for certain of our products, and events outside our control may disrupt our supply chain, which could result in an inability to perform our obligations under our concession agreements and ultimately cause us to lose our concessions.

Although we have a diversified portfolio of suppliers across most of our product categories, we rely on a small number of suppliers for certain of our products. For example, the distributors responsible for supplying magazines and periodicals to virtually all of our concessions are the News Group, which includes The News Group L.P. and TNG, which is a division of Great Pacific Enterprises Inc., and Hudson News Distributors, which includes Hudson News Distributors, LLC and Hudson RPM Distributors, LLC. Mr. James Cohen, who is a member of our board of directors, controls Hudson News Distributors. See “Item 7. Major Shareholders and Related Party Transactions – B. Related party transactions – Transactions with entities controlled by Mr. James Cohen.” Mr. James Cohen became a member of our board of directors upon consummation of our initial public offering. We do not have a long-term distribution contract with Hudson News Distributors, but we expect to continue purchasing magazines and other periodicals from them. Future amalgamation may reduce the number of distributors even further. As a result, these distributors may have increased bargaining power and we may be required to accept less favorable purchasing terms. In the event of a dispute with a supplier or distributor, the delivery of a significant amount of merchandise may be delayed or cancelled, or we may be forced to purchase merchandise from other suppliers on less favorable terms. Such events could cause turnover to fall or costs to increase, adversely affecting our business, financial condition and results of operations. In particular, if we have a dispute with any of the distributors that delivers magazines and periodicals to our concessions, we may be unable to secure an alternative supply of magazines and periodicals, which could lead to fewer customers entering our stores and may have a material adverse impact on our business, financial condition and results of operations. Additionally, some of our concessions in airports require that we sell magazines and periodicals. If supply of these products were disrupted, we could lose one or more of these concessions, which would have a material adverse impact on our business, financial condition and results of operations. Moreover, Hudson Media, which is controlled by Mr. James Cohen, is a co-owner of COMAG Marketing Group, LLC a national wholesale distributor in the periodical distribution channel. The other co-owner of COMAG Marketing Group, LLC is The Jim Pattison Group, which also controls The News Group, another major wholesale distributor in the periodical distribution channel and one of our suppliers. Mr. James Cohen is also a member of the board of directors of COMAG Marketing Group, LLC. As such, Mr. James Cohen and his business partners play a major role in the wholesale distribution of periodicals in our markets and his interests and those of his business partners may not always align with our interests.

In addition, affiliates of the selling shareholder have been our exclusive supplier of certain categories of products. We are obligated, at Dufry’s option, to continue purchasing these products from such affiliates pursuant to the Master Relationship Agreement that we entered into in connection with our initial public offering. See “Item 7. Major Shareholders and Related Party Transactions – B. Related party transactions – Transactions with Dufry – New agreements with Dufry – Master relationship agreement.” The prices we pay to Dufry for these products will be determined by Dufry in its sole discretion in accordance with its transfer pricing policy as then in effect for all members of the Dufry Group. We cannot assure you that the transfer pricing policy will not be amended in a manner adverse to us, which could result in us paying higher prices for certain products than we currently pay. The Master Relationship Agreement will terminate on the date when there are no issued and outstanding Class B common shares. Also, Dufry may terminate the Master Relationship Agreement without cause upon six months’ notice to us. If the Master Relationship Agreement is terminated, we may not be able to obtain an alternate supplier of such products on favorable terms, if at all, which could have a material adverse impact on our business, financial condition and results of operations.

Further, damage or disruption to our supply chain due to any of the following could impair our ability to sell our products: adverse weather conditions or natural disaster, government action, fire, terrorism, cyber-attacks, the outbreak or escalation of armed hostilities, pandemic, industrial accidents or other occupational health and safety issues, strikes and other labor disputes, customs or import restrictions or other reasons beyond our control or the control of our suppliers and business partners. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, could adversely affect our business, financial condition and results of operations, as well as require additional resources to restore our supply chain.

Certain airports or groups of airports in metropolitan areas generate a meaningful portion of our turnover.

Though none of our individual concessions was responsible for 10% or more of our turnover in 2017, certain airports or groups of airports in a metropolitan area were responsible for meaningful amounts of our turnover. Concessions located at airports in the New York metropolitan area, including John F. Kennedy, LaGuardia and Newark, in the aggregate generated 15% of our turnover in 2017. Concessions located at airports around Chicago, Las Vegas, Los Angeles, Seattle, Toronto and Vancouver generated in the aggregate at each location between 5% and 10% of our turnover in 2017. Our duty-free concessions in Vancouver and Toronto generated the significant majority of our turnover at each location in 2017.

Any disruption to activities at these airports or groups of airports could have a material adverse impact on our turnover and results of operations. Moreover, any serious dispute between us and the operator or concession landlords at such airports or group of airports that could threaten the continuity or renewal of concessions at such airport or group of airports, which could have a material adverse impact on our turnover and results of operations.

Our expansion into new airports may present increased risks due to our unfamiliarity with those areas.

Our growth strategy depends upon expanding into select markets that meet our minimum operating criteria. Airports that meet our criteria may be in locations where we have little or no meaningful operating experience. In addition, these locations may be characterized by demographic characteristics, consumer tastes and discretionary spending patterns that are different from those in the markets where our existing operations are located. As a result, new airport terminal operations may be less successful than our current airport terminal concessions. We may not be able to identify new markets that meet our minimum operating criteria, and even if we do, we may find it more difficult in these markets to hire, motivate and keep qualified employees. Operations in new markets may be less successful than those in markets where we currently operate and may not reach expected sales and profit levels, which could negatively impact our business, financial condition and results of operations.

We rely on our customers spending a significant amount of time in the airports where we operate, and a change in customer habits or changes in transportation safety requirements and procedures could have a materially adverse impact on our business, financial condition and results of operations.

Since most of our concessions are situated beyond the security checkpoints at airports, we rely on our customers spending a significant amount of time in the areas of the airport terminals where we have concessions. Changes in airline passengers’ travel habits prior to departure, including an increase in the availability or popularity of airline or private lounges, or an increase in the efficiency of ticketing, transportation safety procedures and air traffic control systems, could reduce the amount of time that our customers spend at locations where we have concessions. A reduction in the time that customers spend in airports near our concessions could have a material adverse impact on our business, financial condition and results of operations.

Failure to timely obtain and maintain required licenses and permits could lead to the loss or suspension of licenses relating to the sale of liquor.

The laws in the United States and Canada, including in each state and province in which we operate, require that any concession at which we sell alcohol be properly licensed. Alcohol control laws and regulations impact numerous aspects of operations of our concessions, such as hours of operation, advertising, trade practices, wholesale purchasing, relationships with alcohol manufacturers and distributors, inventory control and the handling and storage of alcohol. These laws and regulations also generally require us to supervise and control the conduct of all persons on our licensed premises and may assign liability to us for certain actions of our customers while in our concessions. In addition, obtaining liquor licenses for multiple concessions or that cover large areas often requires overcoming regulatory obstacles and can be time consuming and expensive. Any failure to comply with these regulations or to timely obtain or maintain liquor licenses could adversely affect our results of operations.

Failure to comply with ACDBE participation goals and requirements could lead to lost business opportunities or the loss of existing business.

Many of our concessions in the continental United States contain minimum ACDBE participation requirements, and bidding on or submitting proposals for new concessions often requires that we meet or use good faith efforts to meet minimum ACDBE participation goals. Due to various factors, the process of identifying and contracting with ACDBEs can be challenging. The rules and regulations governing the certification and counting of ACDBE participation in airport concessions are complex, and ensuring ongoing compliance is costly and time consuming. If we fail to comply with the minimum ACDBE participation requirements, we may be held responsible for breach of contract, which could result in the termination of a concession or monetary damages and could adversely affect our ability to bid on or obtain future concessions. To the extent we fail to comply with the minimum ACDBE participation goals, there could be a material adverse impact on our business, financial condition and results of operations.

Information technology systems failure or disruption, or changes to information technology related to payment systems, could impact our day-to-day operations.

Our information technology systems are used to record and process transactions at our point of sale interfaces and to manage our operations. These systems provide information regarding most aspects of our financial and operational performance, statistical data about our customers, our sales transactions and our inventory management. Fire, natural disasters, power loss, telecommunications failure, break-ins, terrorist attacks (including cyber-attacks), computer viruses, electronic intrusion attempts from both external and internal sources and similar events or disruptions may damage or impact our information technology systems at any time. These events could cause system interruption, delays or loss of critical data and could disrupt our acceptance and fulfillment of customer orders, as well as disrupt our operations and management. For example, although our point-of-sales systems are programmed to operate and process customer orders independently from the availability of our central data systems and even of the network, if a problem were to disable electronic payment systems in our stores, credit card payments would need to be processed manually, which could result in fewer transactions. Significant disruption to systems could have a material adverse impact on our business, financial condition and results of operations.

We also continually enhance or modify the technology used for our operations. We cannot be sure that any enhancements or other modifications we make to our operations will achieve the intended results or otherwise be of value to our customers. Future enhancements and modifications to our technology could consume considerable resources. We may be required to enhance our payment systems with new technology, which could require significant expenditures. If we are unable to maintain and enhance our technology to process transactions, we may experience a materially adverse impact on our business, financial condition and results of operations.

If we are unable to protect our customers’ credit card data and other personal information, we could be exposed to data loss, litigation and liability, and our reputation could be significantly impacted.

The use of electronic payment methods and collection of other personal information, including sales history, travel history and other preferences, expose us to increased risks, including the risk of security breaches. In connection with credit or debit card transactions, we collect and transmit confidential information by way of secure private retail networks. Additionally, we collect and store personal information from individuals, including our customers and employees.

As a retail company, we have been and will be subject to the risk of security breaches and cyber-attacks in which credit and debit card information is stolen. Although we use secure networks to transmit confidential information, the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may be difficult to detect for long periods of time, and as a result we may be unable to anticipate these techniques or implement adequate preventive measures. Third parties with whom we do business may attempt to circumvent our security measures in order to misappropriate such information, and may purposefully or inadvertently cause a breach involving such information. In addition, hardware, software, or applications we develop or procure from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. Unauthorized parties may also attempt to gain access to our systems or facilities, or those of third parties with whom we do business, through fraud, trickery or other forms of deceiving our team members, contractors, vendors and temporary staff.

We may become subject to claims for purportedly fraudulent transactions arising out of actual or alleged theft of credit or debit card information, and we may also be subject to lawsuits or other proceedings relating to these types of incidents. Any such claim or proceeding could cause us to incur significant unplanned expenses, which could have a materially adverse impact on our business, financial condition and results of operations. Further, adverse publicity resulting from these allegations could significantly impact our reputation and have a materially adverse impact on our business, financial condition and results of operations.

Our results of operations fluctuate due to seasonality and other factors that impact the airline industry.

The third quarter of each calendar year, which is when passenger numbers are typically higher, has historically represented the largest percentage of our turnover for the year, and the first quarter has historically represented the smallest percentage, as passenger numbers are typically lower. The results of operations of our concessions generally reflect this seasonality, and therefore, our quarterly operating results are not necessarily indicative of operating results for an entire year. We increase our working capital prior to peak sales periods, so as to carry higher levels of merchandise and add temporary personnel to the sales team to meet the expected higher demand. Our results of operations would be adversely affected by any significant reduction in sales during the traditional peak sales period.

We are exposed to fluctuations in currency exchange rates, which could negatively impact our financial condition and results of operations.

We are impacted by the purchasing power of both the U.S. and Canadian dollar relative to other currencies. When the U.S. or Canadian dollar appreciates in value relative to other currencies, our products become more expensive for the international airline passengers whose home currency has less relative purchasing power. In addition, the increased purchasing power of the U.S. or Canadian dollar, as the functional currency of our stores, could also cause domestic airline passengers to purchase products abroad. The exchange rate fluctuations in either such currency could have an adverse effect on our business, financial condition and results of operations.

Our success depends on our ability to attract and retain qualified personnel, including executive officers and management.

Our success depends, to a significant extent, on the performance and expertise of executive officers, top management and other key employees. There is competition for skilled, experienced personnel in the fields in which we operate and, as a result, the retention of such personnel cannot be guaranteed. The loss or incapacitation of our executive officers, senior management or any other key employees or the failure to attract new highly qualified employees could have a material adverse impact on our business, financial condition and results of operations. Our continuing ability to recruit and retain skilled personnel will be an important element of our future success.

In connection with our initial public offering, we identified a material weakness in our internal control over financial reporting. If we are unable to remediate this material weakness, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial results, or prevent fraud, and investor confidence in our company and the market price of our shares may be adversely affected.

In connection with our initial public offering, we identified a material weakness in our internal control over financial reporting in connection with the preparation of the combined statement of cash flows for the year ended December 31, 2014. The material weakness identified is our internal controls over the review of assumptions made in the accounting for business combinations, specifically the determination and presentation of cash flows related to business combinations and its effect on our statement of cash flows when preparing our Combined Financial Statements. We restated our statement of cash flows for the year ended December 31, 2014 to correct the identified accounting error resulting from this material weakness. However, if not remediated, this material weakness could result in future material misstatements to our annual or interim Combined Financial Statements.

We have begun taking measures and plan to continue to take measures to remediate this material weakness. This includes designing and implementing a new control over the review of assumptions made in business combinations, specifically the assumptions made that affect the determination and presentation of the statement of cash flows. However, the implementation of these measures may not fully address this material weakness, and therefore we would not be able to conclude that it has been fully remedied. Our failure to correct this material weakness or if we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial statement and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis.

As a public company, we are subject to reporting obligations under U.S. securities laws, including the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2018. If we fail to remediate the material weakness identified above, our management may conclude that our internal control over financial reporting is not effective.

We cannot be certain that we will be able to implement and maintain adequate controls over our financial processes and reporting in the future. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act of 2002, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Any inability to do so could result in a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur additional costs in improving our internal control system and the hiring of additional personnel. Any such action could negatively affect our results of operations and cash flows.

Damage to our reputation or lack of acceptance or recognition of our retail concepts or the brands we license from Dufry, including Dufry, Hudson, Nuance and World Duty Free, could negatively impact our business, financial condition and results of operations.

We believe we have built a strong reputation for the quality and breadth of our concessions. Any incident that erodes consumer affinity for our retail concepts or brand value could significantly damage our business. If customers perceive or experience a reduction in quality, service or convenience at our concessions carrying the brands we license from Dufry or in any way believe we fail to deliver a consistently positive experience, our business may be adversely affected. In addition, Dufry uses the brands that we license from them outside of the continental United States and Canada. If Dufry takes actions that result in adverse publicity surrounding the quality, service or convenience of these brands, our business may be adversely impacted. Additionally, other travel retailers or brands with similar names to our brands may be the subject of negative publicity, which is outside of our control, and which may arise from time to time and could cause confusion among consumers, who could lose confidence in the products and services we offer. Any such negative publicity, regardless of its veracity as it relates to our brands, may have a material adverse impact on our business, financial condition and results of operations.

Furthermore, our ability to successfully develop concessions in new markets may be adversely affected by a lack of awareness or acceptance of our retail concepts and brands. To the extent that we are unable to foster name recognition and affinity for our concessions in new markets or are unable to anticipate and react to shifts in consumer preferences away from certain retail options, our growth may be significantly delayed or impaired.

Our or Dufry’s failure or inability to protect the trademarks or other proprietary rights we use, or claims of infringement by us of rights of third parties, could adversely affect our competitive position or the value of our brands.

We believe that our trademarks and other proprietary rights are important to our success and our competitive position. However, any actions that we or Dufry take to protect the intellectual property we use may not prevent unauthorized use or imitation by others, which could have an adverse impact on our image, brand or competitive position. If we commence litigation to protect our interests or enforce our rights, we could incur significant legal fees. We also cannot assure you that third parties will not claim infringement by us of their proprietary rights. Any such claim, whether or not it has merit, could be time consuming and distracting for our management, result in costly litigation, cause changes to existing retail concepts or delays in introducing retail concepts, or require us to enter into royalty or licensing agreements. As a result, any such claim could have a material adverse impact on our business, financial condition and results of operations.

Taxation of goods policies in the United States and Canada may change.

A substantial part of our turnover is derived from our sale of duty-free products, such as perfumes, luxury products, spirits and tobacco. Governmental authorities in the United States or Canada may alter or eliminate the duty-free status of certain products or otherwise change importation or tax laws. For example, sales and excise taxes on products sold at traditional retail locations situated outside airports or online may be lowered in the future, partly removing our competitive advantage with respect to duty-free product pricing. If we lose the ability to sell duty-free products generally or in any of our major duty-free markets or if we lose market share to traditional or online retailers as a result of a reduction in sales and excise taxes, our turnover may decrease significantly and our business, financial condition and results of operations may be materially adversely affected.

Future changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our operating results and financial condition.

We are subject to income taxes in the U.K., United States and Canada, and our tax liabilities will be subject to the allocation of expenses in differing jurisdictions and provinces. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:
–
changes in the valuation of our deferred tax assets and liabilities;

–
expected timing and amount of the release of any tax valuation allowances;

–
tax effects of stock-based compensation;

–
costs related to intercompany restructurings; or

–
changes in tax laws, regulations or interpretations thereof.

The United States recently enacted tax reform legislation (the “Tax Reform Legislation”) that, among other things, reduced the U.S. federal corporate income tax rate from 35% to 21% and imposes an alternative “base erosion and anti-abuse tax” (“BEAT”) on domestic corporations that make deductible payments to foreign related persons in excess of specified amounts. The reduction in the U.S. federal corporate income tax rate is expected to be beneficial to us in future years in which we have net income subject to U.S. tax . However, the reduction in the U.S. federal corporate income tax rate resulted in a net downward adjustment of $40.2 million to the amount of deferred tax assets and deferred tax liabilities reflected in our financial statements, and as a consequence adversely affected our overall effective tax rate for 2017.

There are a number of uncertainties and ambiguities as to the interpretation and application of many of the provisions in the Tax Reform Legislation, including the provisions relating to the BEAT. In the absence of guidance on these issues, we will use what we believe are reasonable interpretations and assumptions in interpreting and applying the Tax Reform Legislation for purposes of determining our income tax payable and results of operations, which may change as we receive additional clarification and implementation guidance. It is also possible that the Internal Revenue Service could issue subsequent guidance or take positions on audit that differ from the interpretations and assumptions that we previously made, which could have a material adverse effect on our cash tax liabilities, results of operations and financial condition.

In addition, we may be subject to audits of our income, sales and other transaction taxes by U.K. tax authorities, U.S. federal and state authorities and Canadian national and provincial authorities. Outcomes from these audits could have an adverse impact on our operating results and financial condition.

Our ability to use our net operating loss carryforwards and certain other tax attributes will be limited.

As of December 31, 2017, we had federal net operating loss carryforwards of $241.1 million and state net operating loss carryforwards of $172.7 million. We expect that approximately $51.5 million of our federal net operating loss carryforwards (“NOLs”) and approximately $36.4 million of our state NOLs will be used to offset gains from the Reorganization Transactions. Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “Code”), if a corporation undergoes an “ownership change,” its ability to use its pre-change NOLs and other pre-change tax attributes to offset its post-change income may be limited. In general, an “ownership change” generally occurs if there is a cumulative change in our ownership by “5-percent shareholders” that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. We have experienced ownership changes in the past and our initial public offering resulted in another ownership change. As a result, if we earn net taxable income, our ability to use our federal and state NOLs, or other tax attributes, to offset U.S. federal and state taxable income will be subject to limitations. However we do not believe that these limitations will materially affect our ability to utilize our existing NOLs or other tax attributes to offset our current and future federal and state taxable income. In addition, we may experience additional ownership changes in the future as a result of future transactions in our common stock (including any future dispositions by Dufry), some of which may be outside our control, and could result in additional limitations which could significantly limit our ability to utilize our existing or future NOLs or other tax attributes.

We may be adversely impacted by litigation.

We and our third-party business partners are defendants in a number of court, arbitration and administrative proceedings, and, in some instances, are plaintiffs in similar proceedings. Actions, including class action lawsuits, filed against us from time to time include commercial, tort, customer, employment (such as wage and hour and discrimination), tax, administrative, customs and other claims, and the remedies sought in these claims can be for material amounts and also include class action lawsuits. In addition, we may be impacted by litigation trends including class action lawsuits involving consumers, shareholders and employees, which could have a materially adverse impact on our business, financial condition and results of operations.

Restrictions on the sale of tobacco products and on smoking in general may affect our tobacco product sales.

The sale of tobacco products represented 3.0% of our net sales and constituted our fourth largest duty-free product category for the year ended December 31, 2017. As part of the campaign to highlight the negative effects of smoking, international health organizations and the anti-smoking lobby continue to seek restrictions on the sale of tobacco products, including duty-free sales. More generally, an increasing number of national, state and local governments have prohibited, or are proposing to prohibit, smoking in certain public places. If we were to lose our ability to sell tobacco products, or if the increasing number of smoking prohibitions caused a reduction in our sales of tobacco products, our business, financial condition and results of operations could be materially adversely affected.

We may experience increased labor costs, including for employee health care benefits.

Various labor and healthcare laws and regulations in the United States and Canada impact our relationships with our employees and affect operating costs. These laws include employee classifications as exempt or non-exempt, minimum wage requirements, unemployment tax rates, workers’ compensation rates, overtime, family and sick leave, safety standards, payroll taxes, citizenship requirements and other wage and benefit requirements for employees classified as non-exempt, including requirements related to health care and insurance. As our store level employees are paid at rates set at, or in relation to, the applicable minimum wage, further increases in the minimum wage could increase our labor costs. Significant additional government regulation could materially affect our business, financial condition and results of operations.

Our business is subject to various laws and regulations, and changes in such laws and regulations, or failure to comply with existing or future laws and regulations, could adversely affect us.

We are subject to various laws and regulations in the United States and Canada, as well as international treaties, that affect the operation of our concessions. The impact of current laws and regulations, the effect of changes in laws or regulations that impose additional requirements and the consequences of litigation relating to current or future laws and regulations, or our inability to respond effectively to significant regulatory or public policy issues, could increase our compliance and other costs of doing business and therefore have an adverse impact on our results of operations.

Failure to comply with the laws and regulatory requirements of governmental authorities could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability. In addition, certain laws may require us to expend significant funds to make modifications to our concessions in order to comply with applicable standards. Compliance with such laws and regulations can be costly and can increase our exposure to litigation or governmental investigations or proceedings.

We are subject to the risk of union disputes and work stoppages at our concessions, which could have a material adverse impact on our business, financial condition and results of operations.

As of December 31, 2017, 41 % of our employees were covered by collective bargaining agreements, some of which have since expired. We are also often subject to airport “labor harmony” policies, which require (or effectively require) that we employ unionized workers. In addition, negotiating labor agreements, either for new concessions or to replace expiring agreements, is time consuming and may not be accomplished on a timely basis. If we are unable to satisfactorily negotiate those labor agreements on terms acceptable to us, we may face a strike or work stoppage that could have a materially adverse impact on our business, financial condition and results of operations. In addition, existing labor agreements may not prevent a strike or work stoppage.

Our business requires substantial capital expenditures and we may not have access to the capital required to maintain and grow our operations.

Maintaining and expanding our operations in our existing and new retail locations is capital intensive. Specifically, the construction, redesign and maintenance of our retail space in airport terminals where we operate, technology costs and compliance with applicable laws and regulations require substantial capital expenditures. We may require additional capital in the future to:
–
fund our operations;

–
respond to potential strategic opportunities, such as investments, acquisitions and expansions; and

–
service or refinance our indebtedness.

We must continue to invest capital to maintain or to improve the success of our concessions and to meet refurbishment requirements in our concessions. Decisions to expand into new terminals could also affect our capital needs. The average annual capital expenditure for the last three fiscal years has been $80.2 million. Our actual capital expenditures in any year will vary depending on, among other things, the extent to which we are successful in renewing existing concessions and winning additional concession agreements.

Over the longer term, we will need to make additional investments in order to significantly grow our footprint in new airports and terminals, expand in other travel retail channels and increase our presence in the food and beverage concession market. Additional financing may not be available on terms favorable to us or at all due to several factors, including the terms of our existing indebtedness, our relationship with our controlling shareholder, who has historically provided us with financing, and trends in the global capital and credit markets. We are also subject to certain covenants in Dufry’s 4.50 % Senior Notes due 2023 and 2.50 % Senior Notes due 2024, including restrictions on the amount of debt we may be able to incur from third parties and on our ability to grant liens on our assets. In addition, we are also subject to certain of the covenants contained in Dufry’s existing credit facilities, including restrictions on the amount of third-party debt we may incur, on our ability to grant liens on our assets and to provide guarantees and on our ability to enter into certain acquisitions, investments, mergers and asset sales. See “Item 5. Operating and Financial Review and Prospects – B. Liquidity and capital resources – Indebtedness – Restrictions on our indebtedness.” We may in the future be subject to other restrictions that limit our ability to incur indebtedness. The terms of available financing may also restrict our financial and operating flexibility. If adequate funds are not available on acceptable terms, we may be forced to reduce our operations or delay, limit or abandon expansion opportunities. We cannot assure you that we will be able to maintain our operating performance or generate sufficient cash flow, or that we will have access to sufficient financing, to continue our operations and development activities at or above our present levels, and we may be required to defer all or a portion of our capital expenditures. Our business, financial condition and results of operations may be materially adversely affected if we cannot make such capital expenditures.

Risks relating to our structure

Our controlling shareholder, Dufry, provides us with certain key franchise services for our business and loans to finance our operations. If Dufry fails to perform its obligations to us or provide financing to us, and we do not find appropriate replacement services or financing sources, we may be unable to perform these services or finance our operations, or may not be able to secure substitute arrangements on a timely and cost-effective basis on terms favorable to us.

Prior to our initial public offering and the related Reorganization Transactions, we operated as a business unit of Dufry. We historically relied on franchise services provided by Dufry, including centralized support services such as treasury, audit and other similar services. In addition, we have licensed all of our proprietary brands, including Dufry, Hudson, Nuance and World Duty Free, from Dufry. Dufry has also been one of our largest suppliers. In connection with our initial public offering, we entered into a series of new agreements with Dufry, including the Master Relationship Agreement. See “Item 7. Major Shareholders and Related Party Transactions – B. Related party transactions – Transactions with Dufry – New agreements with Dufry.” The services provided under the Master Relationship Agreement include financing and treasury operations, the supply of duty-free products for sale, IT services and tax services, among others.

Our new agreements with Dufry also include various franchise agreements pursuant to which Dufry licenses to us the use of trademarks for Dufry, Nuance and World Duty Free. Each of these franchise agreements is terminable without cause by Dufry upon six months’ notice. Separate from the franchise agreements, Dufry has granted us a seven-year license to use the Hudson brand and trademark within the continental United States and Canada. If Dufry were to decide to terminate, or to not renew, any of these agreements, our business, financial condition and results of operations would be materially adversely affected.

The services provided under the new agreements with Dufry may not be sufficient to meet our needs and we may not be able to obtain other needed services on favorable terms, if at all. If Dufry were to encounter financial difficulties that impact its ability to provide services to us, our business, financial condition and results of operations could be materially impacted. Any failure of, or significant downtime in, our own financial or administrative systems or in Dufry’s financial or administrative systems and any difficulty establishing our systems or integrating newly acquired assets into our business could result in unexpected costs, impact our results or prevent us from paying our suppliers and employees and performing other administrative services on a timely basis, which could have a material adverse impact on our business, financial condition and results of operations.

In addition, we have historically been an integral part of Dufry’s global treasury and cash management operations and we expect to continue to be an integral part of such operations. As of December 31, 2017, we had $520.4 million of long-term financial loans (excluding current portion) due to Dufry. To the extent that the terms of our existing or future indebtedness to Dufry are unfavorable compared to other financing opportunities, our financial condition could be adversely affected.

The two-class structure of our common shares has the effect of concentrating voting control with Dufry and its affiliates. Because of its significant share ownership, Dufry exerts control over us, including with respect to our business, policies and other significant corporate decisions. This limits or precludes your ability to influence corporate matters, including the election of directors, amendments to our organizational documents and any merger, amalgamation, sale of all or substantially all of our assets or other major corporate transaction requiring shareholder approval.

As of March 8, 2018, the shares owned by our controlling shareholder represent 93.1% of the voting power of our issued and outstanding share capital. Each Class A common share is entitled to one vote per share and is not convertible into any other shares of our share capital. Each Class B common share is entitled to 10 votes per share and is convertible into one Class A common share at any time. In addition, each Class B common share will automatically convert into one Class A common share upon any transfer thereof to a person or entity that is not an affiliate of the holder of such Class B common share. Further, all of our Class B common shares will automatically convert into Class A common shares upon the date when all holders of Class B common shares cease to hold Class B common shares representing, in the aggregate, 10% or more of the total number of Class A and Class B common shares issued and outstanding. Any Class B common shares that are converted into Class A common shares may not be reissued. The disparate voting rights of our Class B common shares will not change upon transfer unless such Class B common shares are first converted into our Class A common shares. See “Item 10. Additional Information – B. Memorandum of association and bye-laws.”

As a result, our controlling shareholder has the ability to determine the outcome of all matters submitted to our shareholders for approval, including the election and removal of directors and any amalgamation, merger or sale of all or substantially all of our assets. Dufry has significant power to control our operations, and may impose group-level policies on us that are based on the interests of the Dufry Group as a whole. Group-level policies may not align with our interests and could change the way we conduct our business, which could have a material adverse impact on our business, financial condition and results of operations.

The interests of our controlling shareholder might not coincide with the interests of the other holders of our share capital. This concentration of ownership may have an adverse impact on the value of our Class A common shares by:
–
delaying, deferring or preventing a change in control of us;

–
impeding an amalgamation, merger, takeover or other business combination involving us; or

–
causing us to enter into transactions or agreements that are not in the best interests of all shareholders.

Our controlling shareholder, Dufry, could engage in business and other activities that compete with us.

Dufry and its controlled affiliates (other than us) have informed us that they will not, subject to certain exceptions, pursue opportunities in the continental United States or Canada in the following areas: retail or food and beverage concessions; leases at airports or train stations; master concessionaire roles at airports; or any other Dufry, Hudson, Nuance or World Duty Free-branded retail operations, except that Dufry may continue to pursue travel retail operations, using any of the aforementioned brands, on board cruise lines that visit the continental United States or Canada or at ports in the continental United States or Canada visited by cruise lines. Except as described above and subject to any contract that we may enter into with Dufry, Dufry will have no obligation to refrain from:
–
engaging in the same or similar business activities or lines of business as us; or

–
doing business with any of our partners, customers or vendors.

Dufry is a diversified travel retailer with significant operations outside of the continental United States and Canada, including in six continents, covering 64 countries and over 390 locations. Dufry continues to engage in these businesses, including use of the Hudson brand outside the continental United States and Canada. To the extent that Dufry engages in the same or similar business activities or lines of business as us, or engages in business with any of our partners, customers or vendors, our ability to successfully operate and expand our business may be hampered.

Conflicts of interest may arise between us and our controlling shareholder, Dufry, which could be resolved in a manner unfavorable to us.

Questions relating to conflicts of interest may arise between us and Dufry in a number of areas relating to our past and ongoing relationships. Our chief executive officer is a member of the Divisional Executive Committee of Dufry. Our directors and officers may own Dufry stock and options to purchase Dufry stock. Ownership interests of our directors or officers in Dufry stock, or service as a director of our Company and a director, officer and / or employee of Dufry, could give rise to potential conflicts of interest when a director or officer is faced with a decision that could have different implications for the two companies. These potential conflicts could arise, for example, over matters such as business opportunities that may be attractive to both Dufry and us, the desirability of changes to our business and operations, funding and capital matters, regulatory matters, matters arising with respect to agreements with Dufry, employee retention or recruiting, labor, tax, employee benefit, indemnification and other matters relating to our restructuring or our dividend policy.

The corporate opportunity policy set forth in our bye-laws addresses certain potential conflicts of interest between our Company, on the one hand, and Dufry and its officers who are directors of our Company, on the other hand. By purchasing Class A common shares, you will be deemed to have notice of and have consented to the provisions of our bye-laws, including the corporate opportunity policy. See “Item 10. Additional Information – B. Memorandum of association and bye-laws.” Although these provisions are designed to resolve certain conflicts between us and Dufry fairly, we cannot assure you that any conflicts will be so resolved.

As a foreign private issuer and “controlled company” within the meaning of the New York Stock Exchange’s corporate governance rules, we are permitted to, and we will, rely on exemptions from certain of the New York Stock Exchange corporate governance standards, including the requirement that a majority of our board of directors consist of independent directors. Our reliance on such exemptions may afford less protection to holders of our Class A common shares.

The New York Stock Exchange’s corporate governance rules require listed companies to have, among other things, a majority of independent directors and independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, we are permitted to, and we will, follow home country practice in lieu of the above requirements. As long as we rely on the foreign private issuer exemption to certain of the New York Stock Exchange corporate governance standards, a majority of the directors on our board of directors are not required to be independent directors, and we are not required to maintain a compensation committee or a nominating and corporate governance committee. Therefore, our board of directors’ approach to governance may be different from that of a board of directors consisting of a majority of independent directors, and, as a result, the management oversight of our company may be more limited than if we were subject to all of the New York Stock Exchange corporate governance standards.

In the event we no longer qualify as a foreign private issuer, we intend to rely on the “controlled company” exemption under the New York Stock Exchange corporate governance rules. A “controlled company” under the New York Stock Exchange corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group or another company. Our controlling shareholder controls a majority of the combined voting power of our outstanding common shares, making us a “controlled company” within the meaning of the New York Stock Exchange corporate governance rules. As a controlled company, we are eligible to, and, in the event we no longer qualify as a foreign private issuer, we intend to, elect not to comply with certain of the New York Stock Exchange corporate governance standards, including the requirement that a majority of directors on our board of directors are independent directors and the requirement that our nomination and remuneration committee consist entirely of independent directors.

Accordingly, our shareholders will not have the same protection afforded to shareholders of companies that are subject to all of the New York Stock Exchange corporate governance standards, and the ability of our independent directors to influence our business policies and affairs may be reduced.

Our financial information included in this annual report may not be representative of our financial condition and results of operations if we had been operating as a stand-alone company.

Prior to our initial public offering and the related Reorganization Transactions, the travel retail business of Dufry in the continental United States and Canada was carried out by various subsidiaries of Dufry. Since we and the subsidiaries of Dufry that operated our business are under common control of Dufry,our Combined Financial Statements include the assets, liabilities, turnover, expenses and cash flows that were directly attributable to our business for all periods presented. In particular, our combined statement of financial position includes those assets and liabilities that are specifically identifiable to our business; and our combined income statement includes all costs and expenses related to us, including certain costs and expenses allocated from Dufry to us. We made numerous estimates, assumptions and allocations in our historical financial statements because we did not operate as a stand-alone company prior to the Reorganization Transactions. Although our management believes that the assumptions underlying our historical financial statements and the above allocations are reasonable, our historical financial statements may not necessarily reflect our results of operations, financial position and cash flows as if we had operated as a stand-alone company during those periods. See “Item 7. Major Shareholders and Related Party Transactions” for our arrangements with Dufry and “Item 5. Operating and Financial Review and Prospects” and the notes to our Combined Financial Statements included elsewhere in this annual report for our historical cost allocation. Therefore, our historical results may not necessarily be indicative of our future performance.

Risks Relating to the Ownership of Our Class A Common Shares

The price of our Class A common shares might fluctuate significantly, and you could lose all or part of your investment.

Volatility in the market price of our Class A common shares may prevent you from being able to sell our Class A common shares at or above the price you paid for such shares. The trading price of our Class A common shares may be volatile and subject to wide price fluctuations in response to various factors, including:
–
market conditions in the broader stock market in general, or in our industry in particular;

–
actual or anticipated fluctuations in our quarterly financial and operating results;

–
introduction of new products and services by us or our competitors;

–
issuance of new or changed securities analysts’ reports or recommendations;

–
sales of large blocks of our shares;

–
additions or departures of key personnel;

–
regulatory developments; and

–
litigation and governmental investigations.

These and other factors may cause the market price and demand for our Class A common shares to fluctuate substantially, which may limit or prevent investors from readily selling Class A common shares and may otherwise negatively affect the liquidity of our Class A common shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have often instituted securities class action litigation against the company that issued the stock. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

The obligations associated with being a public company require significant resources and management attention.

As a public company in the United States, we have incurred and will continue to incur legal, accounting and other expenses that we did not previously incur. We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Sarbanes-Oxley Act, the listing requirements of the New York Stock Exchange and other applicable securities rules and regulations. The Exchange Act requires that we file annual and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems in order to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy these obligations. In addition, compliance with these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. These additional obligations could have a material adverse impact on our business, financial condition, results of operations and cash flow.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from turnover-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business, financial condition, results of operations and cash flow could be adversely affected.

Future sales of our Class A common shares, or the perception in the public markets that these sales may occur, may depress our share price.

Sales of substantial amounts of our Class A common shares in the public market, or the perception that these sales could occur, could adversely affect the price of our Class A common shares and could impair our ability to raise capital through the sale of additional shares. As of March 8, 2018, we have 39,417,765 Class A common shares outstanding. The Class A common shares offered in our initial public offering are freely tradable without restriction under the Securities Act of 1933 (the “Securities Act”), except for any shares that may be held or acquired by our directors, executive officers or other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available. We intend to file a registration statement under the Securities Act registering our Class A common shares reserved for issuance under our equity incentive plans, and we have entered into the Registration Rights Agreement pursuant to which we have granted demand and piggyback registration rights to Dufry.

In the future, we may also issue our securities if we need to raise capital in connection with a capital raise or acquisition. The amount of our Class A common shares issued in connection with a capital raise or acquisition could constitute a material portion of our then-outstanding share capital.

We do not currently intend to pay dividends on our Class A common shares, and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our Class A common shares.

We do not currently intend to pay any cash dividends on our Class A common shares for the foreseeable future. The payment of any future dividends will be determined by the board of directors in light of conditions then existing, including our turnover, financial condition and capital requirements, business conditions, corporate law requirements and other factors.

Our ability to pay dividends is subject to our results of operations, distributable reserves and solvency requirements; we are not required to pay dividends on our Class A common shares and holders of our Class A common shares have no recourse if dividends are not paid.

Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, distributable reserves, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. We are not required to pay dividends on our Class A common shares, and holders of our Class A common shares have no recourse if dividends are not declared. Our ability to pay dividends may be further restricted by the terms of any of our future debt or preferred securities (see also “Item 10. Additional Information – Memorandum of association and bye-laws”). Additionally, because we are a holding company, our ability to pay dividends on our Class A common shares is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness.

If securities or industry analysts do not continue to publish research or reports or publish unfavorable research about our business, the price and trading volume of our Class A common shares could decline.

The trading market for our Class A common shares will depend in part on the research and reports that securities or industry analysts publish about us, our business or our industry. We have limited, and may never obtain significant, research coverage by securities and industry analysts. If no additional securities or industry analysts commence coverage of us, the trading price for our shares could be negatively affected. In the event we obtain additional securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our Class A common shares, their price will likely decline. If one or more of these analysts, or those who currently cover us, ceases to cover us or fails to publish regular reports on us, interest in the purchase of our shares could decrease, which could cause the price or trading volume of our Class A common shares to decline.

We are a Bermuda company and it may be difficult for you to enforce judgments against us or our directors and executive officers.

We are a Bermuda exempted company. As a result, the rights of holders of our common shares will be governed by Bermuda law and our memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. A number of our directors and some of the named experts referred to in this annual report are not residents of the United States, and a substantial portion of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws. It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.

Our bye-laws restrict shareholders from bringing legal action against our officers and directors.

Our bye-laws contain a broad waiver by our shareholders of any claim or right of action, both individually and on our behalf, against any of our officers or directors. Subject to Section 14 of the Securities Act, which renders void any purported waiver of the provisions of the Securities Act, the waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director. This waiver limits the right of shareholders to assert claims against our officers and directors unless the act or failure to act involves fraud or dishonesty.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act, and therefore, we are not required to comply with the periodic disclosure and current reporting requirements of the Exchange Act, and related rules and regulations, that apply to U.S. domestic issuers. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, we will make the next determination with respect to our foreign private issuer status based on information as of June 30, 2018.

In the future, we could lose our foreign private issuer status if, for example, a majority of our voting power were held by U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the U.S. Securities and Exchange Commission (the “SEC”), which are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus, equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. We will also be required to comply with U.S. federal proxy requirements, and our officers, directors and controlling shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

Bermuda law differs from the laws in effect in the United States and may afford less protection to holders of our common shares.

We are incorporated under the laws of Bermuda. As a result, our corporate affairs are governed by the Companies Act, which differs in some material respects from laws typically applicable to U.S. corporations and shareholders, including the provisions relating to interested directors, amalgamations, mergers and acquisitions, takeovers, shareholder lawsuits and indemnification of directors. Generally, the duties of directors and officers of a Bermuda company are owed to the company only. Shareholders of Bermuda companies may only take action against directors or officers of the company in limited circumstances. The circumstances in which derivative actions may be available under Bermuda law are substantially more proscribed and less clear than they would be to shareholders of U.S. corporations. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner that is oppressive or prejudicial to the interests of some shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company. In addition, the rights of holders of our common shares and the fiduciary responsibilities of our directors under Bermuda law are not as clearly established as under statutes or judicial precedent in existence in jurisdictions in the United States, particularly the State of Delaware. Therefore, holders of our common shares may have more difficulty protecting their interests than would shareholders of a corporation incorporated in a jurisdiction within the United States.

We have anti-takeover provisions in our bye-laws that may discourage a change of control.

Our bye-laws contain provisions that could make it more difficult for a third-party to acquire us without the consent of our board of directors. These provisions provide for:
–
a classified board of directors with staggered three-year terms;

–
restrictions on the time period during which directors may be nominated;

–
the ability of our board of directors to determine the powers, preferences and rights of preference shares and to cause us to issue the preference shares without shareholder approval; and

–
a two-class common share structure, as a result of which Dufry generally will be able to control the outcome of all matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.

These provisions could make it more difficult for a third-party to acquire us, even if the third-party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their Class A common shares. See “Item 10. Additional Information – B. Memorandum of association and bye-laws” for a discussion of these provisions.

ITEM 4. INFORMATION ON THE COMPANY
A.  History and development of the company
Hudson Group, anchored by our iconic Hudson brand, is committed to enhancing the travel experience for over 300,000 travelers every day in the continental United States and Canada. Our first concession opened in 1987 with five Hudson News stores in a single airport in New York City. Today we operate in airports, commuter terminals, hotels and some of the most visited landmarks and tourist destinations in the world, including the Empire State Building, Space Center Houston, and United Nations Headquarters. The Company is guided by a core purpose: to be “The Traveler’s Best Friend.” We aim to achieve this purpose by serving the needs and catering to the ever-evolving preferences of travelers through our product offerings and store concepts. Through our commitment to this purpose, as part of the global Dufry Group, we have become one of the largest travel concession operators in the continental United States and Canada.

As of December 31, 2017, we had a diversified portfolio of over 200 concession agreements, through which we operated 996 stores across 88 different transportation terminals and destinations, including concessions in 24 of the 25 largest airports in the continental United States and Canada. We have over one million square feet of commercial space and conduct close to 120 million transactions annually. From 2008 to our initial public offering in 2018, we were a wholly-owned subsidiary of Dufry, a leading global travel retailer operating close to 2,200 stores in 64 countries on six continents, and we continue to benefit from Dufry’s expertise and scale in the travel retail market.

We operate travel essentials and convenience stores, bookstores, duty-free stores, proprietary and branded specialty stores, electronics stores, themed stores and quick-service food and beverage outlets under proprietary and third-party brands. Our proprietary brands include:

We offer our customers a broad assortment of products through our duty-paid and duty-free operations. Within our duty-paid operations, we offer products in the following categories: media (including books and magazines), food and beverage (including snacks and confectionary), essentials (including travel accessories, electronics, health and beauty accessories), destination (including souvenir, apparel and gifts) and fashion (including apparel, watches, jewelry, accessories, leather and baggage). Within our duty-free retail operations, our product categories include perfume and cosmetics, wine and spirits, confectionary, fashion (including watches, jewelry, accessories, leather and baggage) and tobacco.

B. Business overview
For the year ended December 31, 2017, our net sales were broken down as follows:

NET SALES BY PRODUCT CATEGORIES

NET SALES BY MARKET SECTOR

24% DUTY FREE
76% DUTY PAID

NET SALES BY COUNTRY

19% CANADA
81% CONTINENTAL UNITED STATES

NET SALES BY PRODUCT CATEGORIES

3% TOBACCO
5% ELECTRONICS
15% PERFUMES & COSMETICS
10% LITERATURE
5% WINE & SPIRITS
8% OTHER
18% FASHION (INCL. WATCHES, JEWELRY AND ACCESSOIRES
36% FOOD & BEVERAGE (INCL. SNACKS)

NET SALES BY CHANNEL

2% DOWNTOWN & HOTEL SHOPS
3% RAILWAY STATIONS & OTHERS
95% AIRPORTS

As a travel concession operator, we operate primarily in airports and other locations where concessions are awarded by landlords, which include airlines, airport authorities, cities, counties, developers, master concessionaires, port authorities and states. Our success has been driven by our ability to provide differentiated retail concepts and customized concession programs to address the complex requirements of our landlords and the characteristics of the market that each location serves. This capability is key to our strong relationships with landlords.

Operational flexibility is key to our success. To promote and sustain our flexibility, we have established integrated and collaborative processes to drive coordinated operations across real estate management, store operations, marketing, merchandising and store concept design and planning. Our flexibility enables us to operate multiple retail concepts, ranging from 200 square-foot retail walls to 10,000 square-foot stores. Our stores are well-organized and designed to be comfortable and easy-to-shop, and are tailored to meet the unique specifications of each airport or travel facility. Additionally, our stores utilize innovative and highly-customized designs to draw attention to impulse items and maximize sales. As an example, in 2013 we introduced the new Hudson format, which brings modern visuals, a different layout and new allocation to product categories, such as increased space allocation to beverages and snacks, and reflects the changing needs and preferences of the travelers. Over the past three years, we have invested over $200 million in new store buildouts, store upgrades and expansions to improve the overall shopping experience at our stores, as well as other capital investments in our business to support our stores.

Through our customized merchandising approach, we provide curated assortments to each market to take advantage of traffic flow, seasonality, landlord preferences, local tastes, large-scale regional events and traveler spending habits. We merchandise our stores with both necessity-driven and on-trend discretionary products and we provide discretion to our location general managers to make choices regarding product mix for the stores they manage. Our merchandising team is committed to continuously sourcing new products to stay ahead of trends, getting the right product at the right price, to the right place at the right time. Both our and Dufry’s tenured relationships with a diversified set of suppliers support our successful merchandise-sourcing approach.

We remain an integrated part of the global Dufry Group. Dufry is our controlling shareholder, a number of the members of our board of directors are affiliated with Dufry and our business continues to benefit from Dufry’s global expertise and best practices across all major functions. Moreover, we expect that Dufry will continue to be one of our largest suppliers, extend intercompany financing to us and provide us with other support and services. See “Item 7. Major Shareholders and Related Party Transactions – B. Related party transactions.”

From December 31, 2015 to December 31, 2017, we:
–
increased our number of stores from 733 to 996, representing a CAGR of 16.6%; and

–
increased the total square feet of our stores from 996 thousand to 1.1 million, representing a CAGR of 2.9%.

Our strengths

Hudson is an iconic brand in North American travel retail

With over 450 Hudson-branded stores and a 30-year heritage in travel retail, Hudson is one of North America’s leading travel essentials brands. We believe that we have built a reputation among travelers as a reliable destination to meet their needs and preferences when traveling. According to an Ipsos Market Research survey conducted in 2017, more travelers who shop at airports would prefer to shop at Hudson stores than at any other travel news, gift and convenience retail store. Our customers look for Hudson stores for personal items, gifts for loved ones or a convenient stop for food and beverages. We have also leveraged the strength of the Hudson brand to become one of the leading airport retailers in the United States for many international consumer brands such as Godiva Chocolates, Papyrus, Mophie, SwissGear, Sony and Belkin. We believe the iconic Hudson brand anchors our proposals for concessions and provides us with a competitive advantage.

Customized and Local Approach Delivers Compelling Traveler Experience

Our customized and local approach to creating our concession portfolio and to the design, layout and merchandising of our stores produces a compelling retail experience for travelers. We believe that our ability to operate multiple proprietary and third-party-branded retail concepts, ranging from 200 square-foot retail walls to 10,000 square-foot stores, while simultaneously meeting the unique specifications of each airport or travel facility, also provides an attractive retail proposition for our landlords.

We believe customers find our stores to be well-organized, comfortable and easy-to-shop. Our stores are merchandised to deliver both necessity-driven and on-trend products, while also displaying products that travelers may have forgotten to pack. We have unrivaled access to travelers, which enables us to understand their mindsets and behaviors and informs the evolution of our merchandising strategies and product mix. For example, we have merchandised our stores to take advantage of recent trends in traveler tastes, resulting in an increase in the share of our duty-paid sales mix attributable to electronic accessories, snacks and beverages. In addition, we serve customers’ needs and preferences by offering merchandise that targets regional tastes and includes city-specific branding and logos. Our merchandising approach benefits from Dufry’s expertise in duty-free retail and access to strong global brands, which complements our portfolio of concepts for our airports and customers.

Extensive experience and superior scale in our industry

We believe that other operators cannot match our 30 years of industry experience, unparalleled scale of over 200 concession agreements under which we operate over one million square feet of commercial space in the continental United States and Canada. We believe this experience and scale reflect our strong credibility with landlords and other business partners and our knowledge of airport retail operations and travel concessions.

Additionally, we believe the expertise and operational track record required to bid successfully on new concessions combined with our ability to offer a broad range of retail concepts and customize each opportunity regardless of landlord structure or concession model are advantages when competing for new concessions. Our expertise also allows us to successfully manage the myriad of legal, regulatory and logistical complexities involved in operating a business in complex and highly regulated environments.

Diversified and Dynamic Business Model

Our business model is diversified in terms of the customers we serve and concession models we manage. We operate a mix of concession programs and retail concepts under both proprietary and third-party brands, including travel essentials stores and bookstores under the Hudson brand, specialty branded retail stores such as Coach, Estée Lauder, Kate Spade and Tumi, duty-free shops under Dufry, World Duty Free and Nuance, themed stores such as Tech on the Go, Kids Works and 5th and Sunset, as well as food and beverage outlets such as Dunkin’ Donuts. As of December 31, 2017, we sold products in 996 stores across 88 locations.

Our concessions also benefit from multi-year contract terms. For the year ended December 31, 2017, no single concession accounted for more than 10% of our sales. The long average residual duration of our concession portfolio and diversification across contracts provide us with a high degree of sales visibility.

In addition, our strategy emphasizes continuously improving formats and adjusting our store concepts and product mix to meet and exceed travelers’ needs and preferences. Due to our merchandising flexibility, our location general managers can tailor their purchasing to address regional preferences. This approach enables our location general managers to update store concepts and product mix every season and allows them to be nimble in their approach, including testing new concepts.

Service-driven, cohesive management team

Together with our global parent, Dufry, our talented and dedicated senior management team has guided our organization through its expansion and positioned us for continued growth. Our team has an average of 18 years of experience at the Hudson Group. Additionally, our management team possesses extensive experience across a broad range of disciplines, including merchandising, marketing, real estate, finance, legal and regulatory and supply chain management. Our management team embraces our core purpose to be “The Traveler’s Best Friend” and embodies our passionate, dedicated and service-oriented culture, which is shared by our employees throughout the entire organization. We believe this results in a cohesive team focused on sustainable long-term growth.

Our strategies

Increase Sales at existing concessions

Continue Innovation in Store Formats and Merchandise
At Hudson, every square foot matters. We aim to increase sales per transaction and overall sales by maintaining our emphasis on merchandising and refining operations to continuously provide travelers with an array of in-demand products. We seek innovative ways to increase potential selling space within existing locations. Through continuous refinement, we optimize our concession configurations to maximize sales for our landlord and product vendor partners. We also constantly evolve our merchandizing mix to stay relevant and on-trend, as well as to continue driving sales by serving travelers’ enthusiasm for large-scale regional events, including music festivals, trade shows and sporting events, such as the Super Bowl and the World Series. We also will continue to leverage technology to enhance the customer experience through mobile pre-ordering applications, self-checkout capabilities and other evolving technologies.

Refurbish and Convert Existing Stores
We intend to improve sales and profitability within current concession agreements by focusing capital investments on refurbishing or converting existing stores, including when we pursue contract extensions. For example, we will continue converting our existing Hudson News stores into our updated and reinvigorated Hudson retail concept. We have already rebranded 60 Hudson News stores to our Hudson concept, and we plan to rebrand an additional 31 Hudson News stores to our Hudson concept over the next two years.

Expand concession portfolio

Continue to win airport concessions
We intend to grow by securing new concessions at the airports in which we currently operate and at additional airports in the continental United States and Canada, while maintaining a high renewal rate for our existing concessions. Airport authorities are dedicating more commercial space to concession opportunities and adopting a more comprehensive approach to its development. We are well-positioned to succeed in this competitive environment due to our experience and reputation with comprehensive retail concession opportunities, our integrated and collaborative approach, and the proven economics of our concession model. For investments in new concessions, expansions and renewals, we have defined a hurdle rate of a low double-digit internal rate of return over the lifetime of the concession and we typically target a payback period between two and five years.

Continue expansion into non-traditional locations
We intend to leverage Hudson’s consumer brand awareness and retail expertise to capture customer spending at travel centers, tourist destinations, hotels and other non-airport locations. These venues share similar retail characteristics with airports, such as higher foot traffic and customers with above-average purchasing power and greater time to shop. Our ability to deploy our successful turnover maximizing capabilities outside of airports has led to a number of recent wins in such locations. For example, in June 2017, we announced the opening of six new stores at Hard Rock Hotel & Casino in Las Vegas, which will incorporate our specialty and travel essentials retail concepts. We will opportunistically pursue avenues for growth across the continental United States and Canada in these non-traditional locations.

Grow food and beverage platform
We intend to pursue growth opportunities in the large and expanding travel food and beverage market in the continental United States and Canada. Based on market data from the ARN Fact Book and our estimates, the airport food and beverage market in the United States and Canada generated in excess of $4.9 billion of passenger spending in 2016. This market generated sales of approximately 1.3x the combined airport sales of specialty, news and gifts and duty-free products in 2016. The travel food and beverage market is highly fragmented and there is an increasing overlap between travel food and beverage and travel retail, such as packaged food and “grab-and-go” concepts. We intend to pursue these growth opportunities both organically and through acquisitions. In addition, we believe that growing our food and beverage expertise and track record will strengthen our ability to compete for master-concessionaire contracts and drive sales, gross margin and cost synergies with our existing retail concepts.

Pursue accretive acquisitions
We believe that we have demonstrated our ability to create value by acquiring and integrating companies into the Hudson Group. During the last three years, we have successfully integrated the North American operations of Nuance and World Duty Free Group. By deploying our customized and collaborative approach to store operations and merchandising, we have been able to drive sales and advertising income growth at acquired locations and achieve significant cost synergies. Our management team will approach potential acquisitions in a disciplined manner with a focus on strengthening our offerings for travelers and driving additional procurement and cost synergies. We actively maintain a pipeline of potential acquisition opportunities across retail and food and beverage.

Target improved profitability by leveraging our fixed costs and investments

We plan to continue to improve our operating results by leveraging our scale, partnerships and operational excellence. The strength of our market position in the continental United States and Canada, combined with Dufry’s global presence, enables us to negotiate favorable terms with our business partners. Additionally, as we continue to increase sales under new and existing concession agreements, we will seek to improve our profitability as general corporate overhead and fixed costs shrink as a percentage of sales. Further, we have invested in our sourcing and distribution network and integrated information technology systems. We intend to leverage these investments to grow our sales and profitability.

Our market

We operate in the travel concession market in the continental United States and Canada, which we consider to consist of concessions located in airports, ports, bus and railways stations, tourist destinations, hotels and highway rest stops, as well as sales onboard aircrafts, ferries and cruise liners. We plan to continue to expand across store formats and into non-airport locations as we grow our operations. See “ – Our strategies – Expand concession portfolio.”

The majority of our sales are derived from airports. As of and for the year ended December 31, 2017, 92% of our concessions were located in, and 94% of our net sales were generated at, airports in the continental United States and Canada. According to the ARN Fact Book, airport concession sales at the top 44 international airports by performance in the United States and Canada were approximately $8.7 billion for the year ended December 31, 2016. Based on the ARN Fact Book, as a breakdown of sales at these airports for the year ended December 31, 2016, food and beverage contributed $4.9 billion in sales while specialty, news and gifts and duty-free contributed $1.3 billion, $1.3 billion and $1.1 billion in sales, respectively.

The airport concession market

Airport concessions are comprised of a variety of retail, food and beverage and commercial service concepts. The terms of an agreement between an airport concession operator and the relevant airport landlord are generally set forth in a concession agreement. Concessions are generally awarded through either a public tender process or pursuant to direct negotiations. Landlords generally determine the number and type of concessions to be awarded, and terms for individual concessions may vary considerably from facility to facility.

Concession agreements may permit an airport concessionaire to sell a particular assortment of goods (for example, general duty-free shops may sell wine and spirits, tobacco, perfumes and cosmetics while specialty stores may sell one specific product category, such as sunglasses) or operate in a specified physical location (for example, an allocation of space within a terminal or the right to operate an entire terminal). The concession operator may also obtain the right to allocate concession space within all or a portion of the facility, subject to the approval of the landlord. The duration of a concession agreement typically ranges from five to ten years, depending on the location and type of facility.

Each landlord has needs and requirements that differ depending on a number of factors. Certain landlords may prefer to develop commercial operations from idea conception through to completion, and therefore will partner with an experienced travel concession operator to assist with overall development of airport concessions. Other landlords may be more involved in the management and allocation of commercial space and therefore may be more focused on maximizing returns at a given location, with pricing terms being more important. Most airport landlords determine rent by reference to metrics such as gross sales or the number of passengers traveling through an airport. Concession agreements typically provide for rent that generally is based on a variable component and in addition includes a MAG. See “ – Concession agreements.”

Airport retailers

Airport retailers differ significantly from traditional retailers. Unlike traditional retailers, airport retailers benefit from a steady and largely predictable flow of traffic from a constantly changing customer base. Airport retailers also benefit from “dwell time,” the period after travelers have passed through airport security and before they board an aircraft. Airports often offer fewer shopping alternatives compared to the traditional channel, including limited competition from Internet retailers, which leads to necessity and impulse-driven purchases being made from available airport retailers.

Airport retail customers differ from traditional retail customers in their wants and needs. Increased security incentivizes travelers to arrive well before their flights depart, which creates the opportunity and time for shopping, meals and other activities. Enhanced security checks and the need to reach a departure gate on time may also add to overall travel anxiety and drive impulse purchases. In general, airport retail customers are relatively more affluent than traditional retail customers, and travelers who are on holiday may be more inclined to spend money at the airport.

Trends

Recent trends affecting the airport concession market in North America include:

Growth in passenger numbers
In the past decade, there has been a significant increase in both domestic and international air travel due largely to improvements in, and greater accessibility of, air transport, as well as increased disposable income and business professionals needing to travel due to the internationalization of many industries. According to ACI, between 2010 and 2016, total passenger traffic in North America grew at a compound annual growth rate of 3%. Looking to the future, ACI projects that annual North American passenger volumes will surpass 2.0 billion by 2019, and grow at a 3% compound annual growth rate between 2017 and 2025. The North American airport retail market’s overall exposure to passengers is much more heavily weighted towards passengers traveling domestically.

The chart below presents historical and projected North American passenger volumes.

1
Source: ACL

Increased “dwell time” and propensity to spend
Travel industry dynamics continue to evolve. Lengthy security procedures and transportation delays have led to earlier arrival times and increased passenger dwell time, with dwell times in medium and large U.S. airports averaging 66 and 75 minutes, respectively, according to the 2016 Airport Council International-North America (“ACI-NA”) Concessions Benchmarking Survey. Additionally, airlines have eliminated many complementary services, such as in-flight meals, headphones and other amenities to reduce costs. Further, travelers have demonstrated a willingness to spend more at airports when presented with better quality products, convenience and a greater product selection. Finally, airports often offer fewer shopping alternatives compared to the traditional channel, including limited competition from Internet retailers, which leads to necessity and impulse-driven purchases being made from available airport retailers.

Airport expansion and focus on new revenue streams
Air travel is a critical and central aspect of the United States economic infrastructure with resiliency to external pressures. Airports and governments are focused on redevelopment of terminal concession programs and additional space is being dedicated to new opportunities to develop retail and other new sales streams. As each travel location is unique, each airport operator works to find the optimal mix of formats and products best suited to that region or location in order to maximize turnover and profit.

Our history

Our business started in 1987 with a concession for five Hudson News stores in a single airport. Over time, we expanded our operations and successfully bid for concessions in other major travel hubs, including at John F. Kennedy International Airport, Boston Logan International and Washington Dulles International Airport. We acquired the WH Smith North American airport operations in 2003, adding 150 stores at 22 airports. In 2008, Dufry acquired the Hudson Group. Since then, we have expanded our operations as an integrated division of the global Dufry Group. Dufry acquired Nuance in 2014 and World Duty Free Group in 2015 and we now operate Nuance and World Duty Free Group’s respective operations in the continental United States and Canada.

Our relationship with Dufry

Prior to our initial public offering, we were wholly-owned by Dufry. Following our initial public offering, Dufry is our controlling shareholder, the majority of the members of our board of directors are affiliated with Dufry, and, as an integrated part of the global Dufry Group, our business continues to benefit from the strength of Dufry’s position in the global travel retail market. Moreover, Dufry continues to be one of our largest suppliers, extend financing to us and provide us with other important support and services, including a license to use the Dufry, Hudson, World Duty Free and Nuance brands and associated brands that are owned by Dufry. See “Item 7. Major Shareholders and Related Party Transactions.”

Dufry has informed us that it does not intend to pursue opportunities in the continental United States, Hawaii or Canada in the following areas: retail or food and beverage concessions; leases at airports or train stations; master concessionaire roles at airports; or any other Dufry, Hudson, Nuance or World Duty Free-branded retail operations, except that Dufry may continue to pursue travel retail operations, using any of the aforementioned brands, on board cruise lines that visit the United States or Canada or at ports in the United States or Canada visited by cruise lines. Dufry will also continue to operate its duty-free and duty-paid stores in Puerto Rico and maintain and operate its international distribution facilities in the United States. Dufry has also informed us that it intends to pursue opportunities outside the continental United States, Hawaii and Canada using the Hudson brand and other associated brands used by us in the continental United States and Canada. We do not intend to operate outside of the continental United States, Hawaii and Canada.

Our retail concepts and products

We operate a number of retail concepts across our retail locations, including:
–
Travel Essentials and Convenience Stores. Under a variety of brands, including Hudson, our travel essentials and convenience stores offer a wide assortment of products to the travelling public, including newspapers, magazines and books, sundries, health and beauty aids, food, snacks and beverages, souvenirs, electronics and travel accessories. These shops are operated as stand-alone stores or, in some cases, together with a coffee-take-out concept, such as Dunkin’ Donuts or Euro Café.

–
Duty-Free Stores. Under the brands Dufry, World Duty Free and Nuance, we offer a wide range of traditional retail products for travelers on a duty-free and duty-paid basis, as applicable, including perfumes and cosmetics, food, jewelry and watches, accessories, wines and spirits and tobacco. Many of these stores are so-called “walk-through” stores, which are designed to direct the entire passenger flow through the store. This innovative concept allows travelers to explore the products we sell without needing to deviate from their way to the boarding gate.

–
Electronics Stores. Our electronics stores, operated under the brand Tech on The Go, offer products from a range of popular electronics and electronics accessory brands, including Sony, Mophie, Belkin and Moshi.

–
Bookstores. Our bookstores offer a broad array of bestsellers and new releases, as well as a large selection of hard cover, paperback, trade and children’s books. Our bookstores are operated under brands such as Hudson Booksellers and Ink by Hudson, as well as local and regional bookstore brands such as Tattered Cover and Book Soup, which we operate pursuant to licenses with the owners of the brands.

–
Specialty Branded Stores. We operate branded specialty stores, offering a range of products from a single well-known global or national brand, including Coach, Estée Lauder, Kate Spade and Tumi. These stores, which are operated by our employees, provide travelers with the same experience as shoppers at the primary locations of the brands and appeal to both customers and suppliers alike: customers can use their waiting time to shop for their favorite brands and suppliers have a highly visible showcase to display their products. We operate specialty branded stores directly, although the brand owner or supplier may provide financial support.

–
Themed Stores. These stores offer a broad product range relating to a special theme rather than a specific product category. Examples include “Kids Works” shops offering a wide selection of toys, dolls, games, books and apparel for children, the “$10/$15 boutique” store concept offering fashion accessories at value prices and “Discover” stores showcasing local gifts and souvenirs to promote the local market.

–
Quick-Service Food Outlets. In addition to our travel convenience and quick-service coffee combination stores, we operate stand-alone quick service food and beverage outlets, such as Dunkin’ Donuts, Jason’s Deli and Pinkberry. We operate these stores under franchise agreements.

The following table sets forth the distribution of our net sales by product category as a percentage of our total net sales, and the total value of our net sales by product category, for the years ended December 31, 2017, 2016 and 2015:

	AS A PERCENT OF TOTAL NET SALES			IN MILLIONS OF USD
FOR THE YEAR ENDED DECEMBER 31,	2017	2016	2015	2017	2016	2015

Beverages, Confectionary and Food	35.67%	34.68%	34.29%	628.0	572.3	469.6
Perfumes and Cosmetics	14.68%	13.71%	12.75%	258.4	226.3	174.6
Fashion, Leather and Baggage	12.50%	11.11%	10.67%	220.1	183.3	146.2
Literature and Publications	9.97%	11.67%	13.67%	175.6	192.5	187.2
Watches, Jewelry and Accessories	6.56%	5.22%	5.61%	115.5	86.2	76.9
Wine and Spirits	5.00%	4.56%	4.59%	88.0	75.3	62.9
Electronics	4.98%	4.76%	4.86%	87.7	78.5	66.6
Tobacco goods	2.96%	2.87%	3.38%	52.2	47.4	46.3
Other product categories	7.68%	11.41%	10.17%	135.3	188.3	139.3
Total	100%	100%	100%	1,760.8	1,650.1	1,369.6

Our locations

As of December 31, 2017, we had over 200 concession agreements and operated 996 stores across 88 retail locations in the continental United States and Canada, totaling over one million square feet of commercial space. Our locations are distributed across 77 airports (representing 94 % of our stores), five commuter terminals (representing 4 % of our stores) and six other locations (representing 2 % of our stores), as illustrated below:

LOCATION	NUMBER OF STORES AS OF DECEMBER 31, 2017
Albuquerque International Sunport	7
Atlantic City International Airport	3
Baltimore Washington International Thurgood Marshall Airport	13
Bill and Hillary Clinton National Airport	3
Birmingham-Shuttlesworth International Airport	6
Hollywood Burbank Airport	5
Burlington International Airport	3
Calgary International Airport	17
Charleston International Airport	7
Chicago Citigroup Center	3
Chicago O'Hare International Airport	49
Cincinnati/Northern Kentucky International Airport	3
Cleveland Hopkins International Airport	14
Corpus Christi International Airport	1
Dallas Love Field Airport	23
Dallas/Fort Worth International Airport	24
Denver International Airport	14
Des Moines International Airport	2
Destin–Fort Walton Beach Airport	6
Detroit Metropolitan Wayne County Airport	15
Edmonton International Airport	11
Eppley Airfield	5

LOCATION	NUMBER OF STORES AS OF DECEMBER 31, 2017
Fort Lauderdale-Hollywood International Airport	17
Fresno Yosemite International Airport	3
George Bush Intercontinental Airport	22
Gerald R. Ford International Airport	4
Greater Rochester International Airport	6
Greenville-Spartanburg International Airport	5
Halifax Robert L. Stanfield International Airport	6
Harrisburg International Airport	3
Hartsfield-Jackson Atlanta International Airport	32
Houston Space Center	2
Jackson-Medgar Wiley Evers International Airport	3
John F. Kennedy International Airport	40
John Wayne Airport	8
La Guardia Airport	16
Ontario International Airport	7
Lambert-St. Louis International Airport	27
Las Vegas Hard Rock Hotel and Casino	5
Las Vegas Venetian and Palazzo Hotel and Casino	3
Lubbock Preston Smith International Airport	1
Logan International Airport	27
Los Angeles International Airport	48
Louis Armstrong New Orleans International Airport	19
Manchester-Boston Regional Airport	6
McCarran International Airport	33
Miami International Airport	28
Chicago Midway International Airport	20
Minneapolis / St. Paul International Airport	11
Mobile Regional Airport	3
Myrtle Beach International	4
Nashville International Airport	19
New York City Empire State Building	1
New York City Grand Central Station	3
New York City Penn Station	15
New York City Port Authority Bus Terminal	11
New York City United Nations Headquarters	2

LOCATION	NUMBER OF STORES AS OF DECEMBER 31, 2017
Newark Liberty International Airport	22
Newark Penn Station Newark	5
Newport News / Williamsburg International Airport	1
Norfolk International Airport	8
Norman Y. Mineta San Jose International Airport	16
Oakland International Airport	12
Orlando International Airport	14
Orlando Sanford International Airport	9
Philadelphia International Airport	10
Pittsburgh International Airport	14
Portland International Airport	6
Raleigh-Durham International Airport	3
Richmond International Airport	5
Roanoke Regional Airport	2
Ronald Reagan Washington National Airport	5
Salt Lake City International Airport	8
San Antonio International Airport	7
San Diego International Airport	8
San Francisco International Airport	14
Seattle-Tacoma International Airport	28
Sky Harbor International Airport	5
Stewart International Airport	3
Tampa International Airport.	6
Ted Stevens Anchorage International Airport	8
Toronto Pearson International Airport	9
Tucson International Airport	6
Tulsa International Airport	8
Vancouver International Airport	43
Washington Dulles International Airport	6
Washington, D.C. Union Station	4
William P. Hobby Airport	7

For the years ended December 31, 2017, 2016 and 2015, sales in the continental United States represented 81%, 82% and 85% of our net sales, respectively. Over the same time periods, sales in Canada represented 19%, 18% and 15% of our net sales in each period, respectively.

Duty-paid and duty-free operations

We operate both duty-paid and duty-free stores throughout the continental United States and Canada. For the years ended December 31, 2017, 2016 and 2015, duty-paid stores represented 76%, 78% and 78% of our net sales, respectively and duty-free stores represented 24%, 22% and 22% of our net sales, respectively.

Duty-paid shops target domestic and international travelers. Standard duties and other taxes apply to sales in these shops. They are located in both international and domestic airport terminals, train stations and other locations.

Duty-free shops are located in airports and generally offer goods to both international and domestic travelers, with international travelers exempt from duties and excise and other taxes on certain goods, such as tobacco and liquor.

Concession agreements

We enter into concession agreements with landlords of airports, railway stations and other locations to operate our stores. Concession agreements often cover a number of stores in a single location, and we often have multiple concession agreements per location.

These concession agreements typically define the:
–
term of our operations;

–
rent and other remuneration payable;

–
permitted uses and product categories to be sold; and

–
location of our stores and exterior appearance.

Concessions may be awarded in a public or private bidding process or in a negotiated transaction. Our landlords who award contracts through a bidding process typically consider some, if not all, of the following factors when reviewing concession bids: their relationship with the concession operator and the concession operator’s experience in a particular region, ability to respond to the needs of the landlord for planning and design advice and operational ability. Price is also a significant competitive factor, as a concession may be awarded in a tender based upon the highest concession fee offered. Landlords also often consider the brands included in a proposal and ACDBE partnerships, if applicable, among other things. Our concession agreements often require us to perform initial renovations of the stores, as well as refurbishment to the stores over the term of the arrangement.

In return for the right to operate our concession, we pay rent to the airport authority or other landlord that is typically determined on a variable basis by reference to factors such as gross or net sales or the number of travelers using the airport or other location. Where rent is based on our sales, concession agreements generally also provide for a minimum annual guaranteed payment, or MAG, that is either a fixed dollar amount or an amount that is variable based upon the number of travelers using the airport or other location, retail space used, estimated sales, past results or other metrics. A limited number of our concession agreements contain fixed rents.

Many of our concession agreements at airports contain requirements to use good faith efforts to achieve an ACDBE participation goal, which we meet in different ways depending on the terms of the concession agreement. A failure to comply with such requirements may constitute a default under a concession agreement, which could result in the termination of the concession agreement and monetary damages. See “ – Regulation.” Generally, our concession agreements are terminable at will by our landlords.

Local partners

We operate most of our stores located at airports in cooperation with local partners. We partner with many of these entities through the ACDBE program operated by the FAA. See “ – Regulation.” We also may partner with other third parties to win and maintain new business opportunities. Consequently, our business model contemplates the involvement of local partners and we typically operate these concessions as associations and partnerships. The net earnings from these operating subsidiaries attributed to us are reduced to reflect the applicable ownership structure.

We generally structure our store operations through associations and partnerships. As of December 31, 2017, we had 112 associations and other partnerships with 90 local partners.

Our suppliers

We are supplied both directly from manufacturers and through distributors.

Our principal travel essentials suppliers are Core-Mark and Resnick Distributors. Our principal duty-free products supplier is Dufry. Our principal beverages supplier is The Coca Cola Company. Our principal book supplier is Readerlink Distribution Services. Our principal magazines and periodicals suppliers are The News Group, which includes The News Group L.P. and TNG, which is a division of Great Pacific Enterprises Inc., and Hudson News Distributors, which includes Hudson News Distributors, LLC and Hudson RPM Distributors, LLC. For more information on our supply arrangement with Hudson News Distributors, LLC and Hudson RPM Distributors, LLC, see “Item 7. Major Shareholders and Related Party Transactions –B. Related party transactions –Transactions with entities controlled by Mr. James Cohen.”

As our largest duty-free products supplier, Dufry has historically supplied us with perfumes and cosmetics, as well as, in the United States, liquor and tobacco, for our duty-free stores. We expect that Dufry will continue to supply us with such products. See “Item 7. Major Shareholders and Related Party Transactions.”

Competition

We face two different forms of competition in the travel retail market in the continental United States and Canada.

First, we compete for concessions at airports and other transportation terminals and destinations with a number of other global, national and regional travel concession operators. Travel concession operators compete primarily on the basis of their experience and reputation in travel retailing, including their relationships with airport authorities and other landlords, their experience in a particular region, their ability to respond to the needs of an airport authority or other landlords for planning and design advice, as well as operational ability. Price is also a significant competitive factor, as a concession may be awarded in a tender based upon the highest concession fee offered. Our main competitors for airport concessions are Paradies Lagardere and DFS, as well as regional airport concession operators such as Duty Free America and Stellar Partners.

Second, we also compete for customers directly with other travel retailers in some locations, and, as our range of products increases, we also become an indirect competitor of traditional Main Street and Internet retailers. The level of competition varies greatly among the different locations where we operate. For example, in a number of airport terminals, we are the sole concession operator, while in some locations we compete with other retailers.

Regulation

Our operations are subject to a range of laws and regulations adopted by national, regional and local authorities from the various jurisdictions in which we operate, including those relating to, among others, public health and safety and fire codes. Failure to obtain or retain required licenses and approvals, including those related to food service and public health and safety, would adversely affect our operations. Although we have not experienced, and do not anticipate, significant problems obtaining required licenses, permits or approvals, any difficulties, delays or failures in obtaining such licenses, permits or approvals could delay or prevent the opening, or adversely impact the viability, of our operations.

Airport authorities in the United States frequently require that our airport concessions meet minimum ACDBE participation requirements. The Department of Transportation’s (“DOT”) Disadvantaged Business Enterprise program is implemented by recipients of DOT Federal Financial Assistance, including airport agencies that receive federal funding. The ACDBE program is administered by the FAA, state and local ACDBE certifying agencies and individual airports. The ACDBE program is designed to help ensure that small firms owned and controlled by socially and economically disadvantaged individuals can compete for airport contracting and concession opportunities in domestic passenger service airports. The ACDBE regulations require that airport recipients establish annual ACDBE participation goals, review the scope of anticipated large prime contracts throughout the year, and establish contract-specific ACDBE participation goals. We generally meet the contract specific goals through an agreement providing for co-ownership of the retail location with a disadvantaged business enterprise. Frequently, and within the guidelines issued by the FAA, we may lend money to ACDBEs in connection with concession agreements in order to help the ACDBE fund the capital investment required under a concession agreement. The rules and regulations governing the certification of ACDBE participation in airport concession agreements are complex, and ensuring ongoing compliance is costly and time consuming. Further, if we fail to comply with the minimum ACDBE participation requirements in our concession agreements, we may be held responsible for breach of contract, which could result in the termination of a concession agreement and monetary damages. See “Item 3. Key Information – D. Risk factors – Risks relating to our business – Failure to comply with ACDBE participation goals and requirements could lead to lost business opportunities or the loss of existing business.”

We derive a portion of our net sales from the sale of alcoholic beverages. Alcoholic beverage control laws and regulations require that we obtain liquor licenses for each of our concessions where alcoholic beverages are served and consumed. Liquor licenses are issued by governmental authorities (either state, municipal or provincial, depending on the jurisdiction) and must be renewed annually. Alcoholic beverage control laws and regulations impact the operations of our concessions in various ways relating to the minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, other relationships with alcohol manufacturers, distributors, inventory control and handling, storage and dispensing of alcoholic beverages, as well as the conduct of various activities on licensed premises including contests, games and similar forms of entertainment.

We are subject to the Fair Labor Standards Act, the Immigration Reform and Control Act of 1986, the Occupational Safety and Health Act and various federal and state laws governing such matters as minimum wages, overtime, unemployment tax rates, workers’ compensation rates, citizenship requirements and other working conditions. We are also subject to the Americans with Disabilities Act, which prohibits discrimination on the basis of disability in public accommodations and employment, which may require us to design or modify our concession locations to make reasonable accommodations for disabled persons.

In the United States duty-free stores are considered an extension of  “bonded warehouses” by U.S. Customs and Border Protection, and in Canada duty-free stores are part of a Duty Free Shop Program with the Canadian Border Service Agency, which avoids our clients from having to pay special taxes, such as value-added and duty, when they purchase goods while in international transit. This special status subjects us to bonded warehouse regulations that require, for example, that any bonded merchandise shall not be commingled with local merchandise or other non-bonded merchandise and requires us to ensure that such bonded merchandise is only sold to passengers leaving the respective country on a non-stop flight.

We are also subject to certain truth-in-advertising, general customs, consumer and data protection, product safety, workers’ health and safety and public health rules that govern retailers in general, as well as the merchandise sold within the various jurisdictions in which we operate.

Seasonality

Our turnover is affected by seasonal factors. The third quarter of each calendar year has historically represented the largest percentage of our turnover for the year, which is when passenger numbers are typically higher, and the first quarter has historically represented the smallest percentage, as passenger numbers are typically lower. We increase our working capital prior to peak sales periods, so as to carry higher levels of stock and add temporary personnel to the sales team to meet the expected higher demand.

Intellectual property

In the United States and Canada, Dufry or one of its subsidiaries (other than us) holds all of the trademarks for our proprietary brands, including Dufry, Hudson Group, Nuance and World Duty Free, or the respective applications for trademark registration that are being processed by Dufry. Dufry licenses such trademarks to us. See “Item 7. Major Shareholders and Related Party Transactions.”

Employees

We are responsible for hiring, training and management of employees at each of our retail locations. As of December 31, 2017, we employed 9,641 people, including both full-time and part-time employees. Of these employees, 8,147 were full-time employees and 1,494 were part time employees. As of December 31, 2017, 3,910 of our employees are subject to collective bargaining agreements.

Legal proceedings

We have extensive operations, and are defendants in a number of court, arbitration and administrative proceedings, and, in some instances, are plaintiffs in similar proceedings. Actions, including class action lawsuits, filed against us from time to time include commercial, tort, customer, employment (such as wage and hour and discrimination), tax, administrative, customs and other claims, and the remedies sought in these claims can be for material amounts.

C. Organizational structure
Hudson Ltd. was incorporated in Bermuda on May 30, 2017 as an exempted company limited by shares under the Companies Act 1981 of Bermuda as amended (the “Companies Act”). Dufry AG, through its wholly-owned subsidiary Dufry International AG, is our controlling shareholder as of the date of this annual report.

Our principal executive office is located at 4 New Square, Bedfont Lakes, Feltham, Middlesex, United Kingdom and our telephone number is +44 (0) 208 624 4300. Our website is www.hudsongroup.com. The information on our website is not incorporated by reference into this annual report, and you should not consider information contained on our website to be a part of this annual report or in deciding whether to purchase our Class A common shares.

See Exhibit 8.1 for a list of our subsidiaries.

D. Property, plant and equipment
We lease office space in East Rutherford, New Jersey, which consists of 93,000 square feet in a commercial office building. In addition, pursuant to our concession agreements, we operate 996 stores across 88 different transportation terminals and destinations throughout the United States and Canada. We also lease 38 warehouse facilities. See “ – B. Business overview – Our locations” and “ – B. Business overview – Concession agreements.”

We do not own any real estate.

ITEM 4A. UNRESOLVED STAFF COMMENTS
Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A. Operating results
Principal factors affecting our results of operations

General

Our business is impacted by fluctuations in economic activity primarily in the continental United States and Canada and, to a lesser extent, economic activity outside these areas. Our turnover is generated by travel-related retail and food and beverage sales and income from advertising activities. Apart from the cost of sales, our operating expense structure consists of selling expenses (including our concession fees and rents), personnel expenses, general expenses and other expenses associated with our retail operations.

Turnover

Our turnover growth has been primarily driven by the combination of organic growth and acquisitions.

Organic Growth
Organic growth represents the combination of growth in aggregate monthly sales from (i) like-for-like growth and (ii) net new stores and expansions.

Like-for-like growth represents the growth in aggregate monthly net sales in the applicable period at stores that have been operating for at least 12 months. Like-for-like growth excludes growth attributable to (i) net new stores and expansions until such stores have been part of our business for at least 12 months, (ii) acquired stores until such stores have been part of our business for at least 12 months and (iii) acquired wind-down stores, consisting of eight stores acquired in the 2014 acquisition of Nuance and 46 stores acquired in the 2015 acquisition of World Duty Free Group that management expected, at the time of the applicable acquisition, to wind-down.

Net new stores and expansions consists of growth from (i) changes in the total number of our stores (other than acquired stores), (ii) changes in the retail space of our existing stores and (iii) modification of store retail concepts through rebranding. Net new stores and expansions excludes growth attributable to (i) acquired stores until such stores have been part of our business for at least 12 months and (ii) acquired wind-down stores.

Net sales generated by acquired wind-down stores for the years ended December 31, 2017, 2016 and 2015 was $4.8 million, $36.7 million and $34.1 million, respectively.

Like-for-like growth is influenced by:
–
Passenger Flows: The number of passengers passing through the concessions where we operate is the principal factor influencing sales. Between 2010 and 2016, total passenger traffic in North America grew at a compound annual growth rate of 3%. Annual North American passenger volumes were greater than 1.8 billion for the year ended December 31, 2016, and ACI projects that annual North American passenger volumes will grow at a 3% compound annual growth rate between 2017 and 2025, surpassing 2.0 billion by 2019.

–
Product Pricing: Our concession agreements typically allow a maximum mark-up above prices at certain comparable Main Street stores to offset the additional cost of operating within the airport environment, and some of our duty-free concession agreements benchmark our prices against those in duty-free stores in other airports. In order to drive our organic growth, our pricing strategy reflects positioning and continuous monitoring of prices, including the pricing policies of our suppliers, and targeted marketing of specific products in certain concessions.

–
Net Sales Productivity: Productivity may be improved through increased penetration (i.e., the number of travelers who actually buy products compared to total travelers the concession is exposed to) and average spend per customer. In the past, we have sought to influence both measures to improve net sales, through infrastructure changes, such as improving the layout, location and accessibility of our shops, and marketing and promotional activities, such as signposting inside and outside the stores and special offers, product variety, active selling by our sales staff and improved customer service.

We also present like-for-like growth on a constant currency basis by keeping exchange rates constant for each relevant month of the prior period to account for fluctuations in foreign exchange rates during such respective periods.

Net new stores and expansions growth is impacted by the modification of store retail concepts and the addition of new stores to our portfolio by negotiating expansions into additional retail space with our landlords to replace other travel industry retailers at existing concessions as their contracts expire and by expanding into newly created retail space. In addition, net new stores and expansions growth is also impacted by concession agreements that expire and which we are unable to renew. From December 31, 2017 to December 31, 2018, concessions representing approximately 15 % of our net sales for the year ended December 31, 2017 are scheduled to expire. We also expand into new markets and regularly submit proposals and respond to requests for proposals or directly negotiate with potential landlords for new concessions.

Acquisitions
Due to the fragmentation of the travel retail industry, acquisitions have been an important source of growth. We have played a leading role in consolidation of the travel retail industry in the continental United States and Canada. In 2014, Dufry acquired Nuance. The operations of Nuance in the continental United States and Canada have been included in our financial statements from September 2014. Similarly, in 2015, Dufry acquired World Duty Free Group and the operations of World Duty Free Group in the continental United States and Canada have been included in our financial statements from August 2015. We acquired 28 stores as part of the acquisition of Nuance (eight of which management expected, at the time of the acquisition, to wind-down) and 248 stores as part of the acquisition of World Duty Free Group (46 of which management expected, at the time of the acquisition, to wind-down). Acquisition growth represents growth in aggregate monthly net sales attributable to acquired stores that management did not expect, at the time of the applicable acquisition, to wind-down.

Advertising income
Our significant presence in the continental United States and Canada and our large number of concessions allow us to offer attractive promotional opportunities for our suppliers, from which we generate advertising income that positively affects our gross margin.

Quarterly trends and seasonality

Our sales are also affected by seasonal factors. The third quarter of each calendar year, which is when passenger numbers are typically higher, has historically represented the largest percentage of our turnover for the year, and the first quarter has historically represented the smallest percentage, as passenger numbers are typically lower. We increase our working capital prior to peak sales periods, so as to carry higher levels of merchandise and add temporary personnel to the sales team to meet the expected higher demand.

The following table sets forth certain data for each of the eight fiscal quarters from January 1, 2016 through December 31, 2017. Our historical results are not necessarily indicative of the results that may be expected in the future. The following quarterly financial data should be read in conjunction with our combined financial statements and the related notes included elsewhere in this annual report.

	FOR THE THREE MONTHS ENDED
IN MILLIONS OF USD (UNAUDITED)	DECEMBER 31, 2017	SEPTEMBER 30, 2017	JUNE 30, 2017	MARCH 31, 2017	DECEMBER 31, 2016	SEPTEMBER 30, 2016	JUNE 30, 2016	MARCH 31, 2016
Net sales	440.0	485.6	454.2	381.0	405.1	456.3	426.8	361.9
Net sales growth	8.6%	6.4%	6.4%	5.3%	6.9%	14.2%	34.0%	32.7%
Like-for-like growth 1	5.6%	3.7%	4.3%	6.1%	6.5%	6.3%	2.1%	(0.8%)
Organic growth 2	9.4%	8.3%	9.1%	8.5%	10.1%	6.5%	3.3%	(0.3%)
Operating profit	7.4	40.9	16.9	(5.1)	5.1	25.2	16.4	(3.5)

1
Like-for-like growth represents the growth in aggregate monthly net sales in the applicable period at stores that have been operating for at least 12 months. Like-for-like growth during the applicable period excludes growth attributable to (i) net new stores and expansions until such stores have been part of our business for at least 12 months, (ii) acquired stores until such stores have been part of our business for at least 12 months and (iii) eight stores acquired in the 2014 acquisition of Nuance and 46 stores acquired in the 2015 acquisition of World Duty Free Group that management expected, at the time of the applicable acquisition, to wind down. For more information see "- Turnover".
2
Organic growth represents the combination of growth from (i) like-for-like growth and (ii) net new stores and expansions. Organic growth excludes growth attributable to (i) acquired stores until such stores have been part of our business for at least 12 months and (ii) eight stores acquired in the 2014 acquisition of Nuance and 46 stores acquired in the 2015 acquisition of World Duty Free Group that management expected, at the time of the applicable acquisition, to wind down. For more information see "- Turnover".

Cost of sales and gross margin

Our cost of sales is a function of the prices we pay for certain merchandise and is positively influenced by our strategy of negotiating with our suppliers on a centralized basis at Dufry and Hudson. Moreover, as a member of the Dufry Group, we purchase certain products from Dufry for our duty-free stores and benefit from the economies of scale and enhanced purchasing power provided by Dufry.

Our pricing and product mix policy at any given store also affects the gross margin at such store.

Operating expense structure

Our principal operating expenses are selling expenses (including a franchise fee payable to subsidiaries of Dufry), personnel expenses, general expenses and other periodic expenses associated with our operations.

Selling Expenses
Concession fees and rents represent the substantial majority of our selling expenses. In return for having the right to operate our concession, we pay rent to the airport authorities or other landlords that is typically determined on a variable basis by reference to factors such as gross or net sales or the number of travelers using the airport or other location, which we record as concession fees and rents under selling expenses. Where rent is based on our sales, concession agreements generally also provide for a minimum annual guaranteed payment, or MAG, that is either a fixed dollar amount or an amount that is variable based upon the number of travelers using the airport or other location, retail space used, estimated sales, past results or other metrics. Where the minimum payment is adjusted based on prior year total rents, it usually represents between 80 – 90 % of prior year total concession expense. As a result, our profitability may be adversely affected if sales decrease at concessions where the MAG is higher than the variable concession fee. A limited number of our concession agreements contain fixed rents. We have periodically been required to make MAG payments to our landlords at certain of our locations. While the majority of our MAG payments are not material to our overall business, occasionally decreases in net sales result in a higher MAG to net sales ratio, which has impacted our net earnings. For example, at one of our concession locations, our MAG to net sales ratio increased for the years ended December 31, 2016 and 2015 due to a 11.4 % and 11.9 % decrease, respectively, in our net sales at that location. This decrease in net sales coupled with the fixed MAG payments had a material impact on our net earnings for those years. The respective concession agreement was re-negotiated in 2017. No other MAG payment at any other location has had a material impact for the years ended December 31, 2016 or 2015, and there was no contract for the year ended December 31, 2017, where the MAG payment had a material impact. We cannot guarantee that any future MAG payments will not be materially adverse to our results of operations. See also “Risk factors – Our profitability depends on the number of airline passengers in the terminals in which we have concessions.” Changes by airport authorities or airlines that lower the number of airline passengers in any of these terminals could affect our business, financial condition and results of operations.

Selling expenses also include credit card commissions and packaging materials and other expenses. Credit card commissions are typically calculated as a percentage of credit card sales.

Selling expenses are presented net of selling income. Selling income includes concession and rental income and commercial services and other selling income. At certain of our concessions, we sublease a portion of our retail space, and we receive concession and rental income from subtenants, which we record as concession and rental income.

Selling expenses also include our general and administrative expenses, such as repairs and maintenance, office and warehouse rent and general administration and marketing. These expenses are not impacted in the short term by variations in sales. We have, in the past, implemented a number of measures to control and reduce our costs in an economic downturn.

Personnel expenses
Our personnel expenses, which represent a significant expense, include wages, benefits and cash bonuses located at our airport concession locations. We expect personnel expense to grow proportionately with net sales. Factors that influence personnel expense include the terms of collective bargaining agreements, local minimum wage laws, the frequency and severity of workers’ compensation claims and health care costs. Personnel expenses are comprised of fixed and variable components, such as bonuses, which are based on the performance of the business and / or personal goals.

In connection with our initial public offering, we adopted equity incentive award plans (the “Plans”). We did not grant any awards pursuant to the Plans in 2017. See “Item 6. Directors, Senior Management and Employees – B. Compensation – Changes to our remuneration structure following the consummation of our initial public offering – New equity incentive award plan.”

General expenses
We have historically been charged by subsidiaries of Dufry franchise fees to license brands owned by Dufry or its subsidiaries, including the Dufry, Hudson, Nuance and World Duty Free brands, as well as for ancillary franchise services, including centralized support services such as treasury, audit and similar services. This amounted to $50.6 million, $50.1 million and $44.2 million for the years ended December 31, 2017, 2016 and 2015, respectively. In connection with our initial public offering, we entered into new agreements with Dufry pursuant to which the franchise fees we are charged were reduced. See “Item 7. Major Shareholders and Related Party Transactions – B. related party transactions – Transactions with Dufry – New agreements with Dufry-Franchise agreements.” If these agreements had been in place on January 1, 2016, we would have been charged the lower amounts of $14.1 million instead of $50.6 million and $13.6 million instead of $50.1 million for the years ended December 31, 2017 and 2016, respectively, which would have resulted in higher earnings before taxes in each period.

Furthermore, in connection with becoming a public company, we anticipate our general and administrative expenses will increase as we hire more personnel and engage outside consultants.

Depreciation, amortization and impairment

Our leases and concessions generally require us to invest in our premises to build, renovate or remodel them, often before we commence business. These capital expenditures are generally capitalized as property, plant and equipment (“PPE”) on our balance sheet. See “ – B. Liquidity and capital resources – Capital expenditures.” We depreciate PPE using the straight-line method over the useful life of the assets, for example, five years for furniture and up to ten years for leasehold improvements, but in any case not longer than the remaining life of the concession term related to the location where the PPE is used.

Our principal intangible assets are concession rights, all of which have definite life spans. Intangible assets with a finite lifespan are amortized over their economic useful life and are tested for impairment whenever there is an indication that the book value of the intangible asset may not be recoverable. Goodwill is tested for impairment annually.

Interest expense

Interest expense primarily consists of expenses related to borrowings from Dufry. As of December 31, 2017, we had $520.4 million in long-term financial debt outstanding (excluding current portion), with a weighted-average interest rate of 5.7%. Interest expense amounted to $30.2 million and $29.8 million for the years ended December 31, 2017 and 2016, respectively. In connection with the Reorganization Transactions, on August 1, 2017, one of our affiliates entered into a CAD $195.0 million loan agreement with another affiliate of Dufry, of which CAD$150.0 million remains outstanding. See “ – B. Liquidity and capital resources – Indebtedness.” If this loan agreement had been in place on January 1, 2016, we would have had $527.4 million in long-term financial debt outstanding with a weighted average interest rate of 5.7% as of December 31, 2016. Interest expense would have increased by $1.9 million and $1.1 million for the years ended December 31, 2016 and 2017, respectively.

Income tax

Income tax expenses are based on our taxable results of operations after financial result and non-controlling interests. Tax losses carried from one tax period to the next may also influence our deferred tax expenses.

As of December 31, 2017, we had deferred tax assets of $51.5 million in relation to net operating loss carryforwards, which begin to expire in 2028. Utilization of our U.S. net operating loss carryforwards is subject to annual limitations provided by the Internal Revenue Code and similar state provisions. Such annual limitations could result in the expiration of some portion of the net operating tax losses and the implied tax credit before their utilization.

Non-Controlling interests

Airport authorities in the United States frequently require us to partner with an ACDBE. We also may partner with other third parties to win and maintain new business opportunities. Consequently, our business model contemplates the involvement of local partners. The net earnings from these operating subsidiaries attributed to us reflect the applicable ownership structure, and as a result net earnings attributable to non-controlling interests excludes expenses payable by us which are not attributable to our operating partners, such as franchise fees and interest expense payable to Dufry and its subsidiaries, income taxes and amortization on fair value step-ups from acquisitions.

Results of operations

Comparison of the years ended December 31, 2017 and 2016

The following table summarizes changes in financial performance for the year ended December 31, 2017, compared to the year ended December 31, 2016:

	FOR THE YEAR ENDED DECEMBER 31,		PERCENTAGE CHANGE
IN MILLIONS OF USD	2017	2016	in %
Turnover	1,802.5	1,687.2	6.8
Cost of sales	(680.3)	(645.3)	5.4
Gross profit	1,122.2	1,041.9	7.7
Selling expenses	(421.2)	(395.7)	6.4
Personnel expenses	(371.3)	(337.4)	10.0
General expenses	(156.9)	(151.9)	3.3
Share of result of associates	(0.3)	(0.7)	(57.1)
Depreciation, amortization and impairment	(108.7)	(103.7)	4.8
Other operational result	(3.7)	(9.3)	(60.2)
Operating profit	60.1	43.2	39.1
Interest expenses	(30.2)	(29.8)	1.3
Interest income	1.9	2.1	(9.5)
Foreign exchange gain / (loss)	0.5	–	–
Earnings before taxes (EBT)	32.3	15.5	108.4
Income tax	(42.9)	34.3	(225.1)
Net earnings	(10.6)	49.8	(121.3)

ATTRIBUTABLE TO
Equity holders of the parent	(40.4)	23.5	(271.9)
Non-controlling interests¹	29.8	26.3	13.3

1
Net earnings to non-controlling interests excludes expenses payable by us which are not attributable to non-controlling interests (which primarily consists of our operating partners), such as franchise fees and interest expense payable to Dufry and its subsidiaries, income taxes and amortization on fair value step-ups from acquisitions.

Turnover
Turnover increased by 6.8 % to $1,802.5 million for the year ended December 31, 2017 compared to $1,687.2 million in 2016. Net sales represented 97.7 % of turnover for the 2017 period, with advertising income representing the remainder. Net sales increased by $110.7 million, or 6.7%, to $1,760.8 million.

Organic growth was 8.8 % for the year ended December 31, 2017 and contributed $142.6 million of the increase in net sales. Like-for-like growth was 4.8 % and contributed $72.6 million of the increase in net sales. On a constant currency basis, like-for-like growth was 4.4%. The increase in like-for-like growth was primarily the result of increases in average sales per transaction, with the remainder attributable to an increase in the overall number of transactions. Net new stores and expansions growth contributed $70 million of the increase in net sales, primarily as a result of opening new stores. This growth was partially offset by a decrease of $31.9 million in net sales of acquired wind-down stores.

Gross profit
Gross profit reached $1,122.2 million for the year ended December 31, 2017 from $1,041.9 million for the prior year. Our gross profit margin increased to 62.3 % for 2017 compared to 61.8 % in 2016, primarily due to sales mix shift from lower margin categories to higher margin categories, and gross margin synergies related to our implementation in 2016 of the Hudson supply chain at the acquired World Duty Free stores, most of which are duty-paid stores. Our gross profit margin for our duty-paid sales was only slightly higher than the gross profit margin for duty-free sales during these periods which modestly impacted our gross profit margin for the year ended December 31, 2017, as both margins increased slightly and duty-paid sales and duty-free sales represented 75.8 % and 24.2 % of our net sales, respectively, for the same period.

Selling expenses
Selling expenses reached $421.2 million for the year ended December 31, 2017, compared to $395.7 million for 2016. Concession and other periodic fees paid to airport authorities and other travel facility landlords in connection with our retail operations made up 92 % of the selling expenses for the year ended December 31, 2017. Selling expenses amounted to 23.4 % of turnover for the year ended December 31, 2017, compared to 23.5 % for the prior year. Our selling expenses as a percentage of turnover were lower for the year ended December 31, 2017 due to a $0.7 million reversal of provision related to the acquisition of Nuance. In addition, we consolidated our credit card processors which contributed to lower credit card commission costs as a percentage of net sales. For the year ended December 31, 2017, concession and rental income amounted to $11.6 million compared to $11.9 million for 2016.

Personnel expenses
Personnel expenses increased to $371.3 million for the year ended December 31, 2017 from $337.4 million in 2016. As a percentage of turnover, personnel expenses increased to 20.6 % for 2017 compared to 20.0 % for 2016. The increase in personnel expenses in absolute terms was primarily attributable to opening of new locations and the increase as a percentage of turnover was primarily due to medical benefits and wage increases for hourly paid employees.

General expenses
General expenses increased to $156.9 million for the year ended December 31, 2017 compared to $151.9 million in the prior year. As a percentage of turnover, general expenses decreased to 8.7 % in 2017 from 9.0 % in 2016. Our general expenses as a percentage of turnover were lower for the year ended December 31, 2017 mainly due to lower franchise fees due to an affiliate of Dufry following the integration of the acquired World Duty Free Group into the Dufry franchise fee structure.

Depreciation, amortization and impairment
Depreciation, amortization and impairment increased to $108.7 million for the year ended December 31, 2017 compared to $103.7 million for 2016. Depreciation reached $64.5 million for the year ended December 31, 2017, compared to $61.4 million for the year ended December 31, 2016. Amortization increased to $44.0 million for the year ended December 31, 2017 compared to $42.3 million for the prior year. There was $0.2 million impairment for the year ended December 31, 2017 and no impairment for the year ended December 31, 2016. The higher depreciation charge in 2017 was primarily due to higher than historical average capital investments in 2016 relating to renovating existing locations, opening new locations and expansions to our offices in New Jersey.

Other operational result
Other operational result decreased to $3.7 million for the year ended December 31, 2017 compared to $9.3 million in 2016. These expenses primarily related to $3.4 million of audit and consulting costs related to preparatory work in connection with our initial public offering, $4.1 million of restructuring expenses associated with the World Duty Free Group acquisition and $5.5 million of other operating expenses including restructuring and non-recurring items, and were offset by $9.4 million of other operating income resulting from a related party loan waiver due to Dufry.

Interest expenses
Interest expenses increased slightly to $30.2 million for the year ended December 31, 2017 compared to $29.8 million for 2016.

Income tax benefit / expense
Income taxes for the year ended December 31, 2017 amounted to an expense of $42.9 million compared to a benefit of $34.3 million for 2016. The main components of this change were (i) a $40.2 million expense as a result of the reduction in the U.S. federal corporate income tax rate as part of U.S. tax reform and (ii) a non-recurring tax benefit for 2016 from a reversal of an impairment of deferred tax assets related to the U.S. operations of World Duty Free Group. The total tax expense of the year ended December 31, 2017 consisted of $8.5 million current income tax expense incurred mainly in connection with our Canadian business and $34.4 million deferred tax expense principally due to the impact of the U.S. tax reform.

Comparison of the years ended December 31, 2016 and 2015

The following table summarizes changes in financial performance for the year ended December 31, 2016, compared to the year ended December 31, 2015:

	FOR THE YEAR ENDED DECEMBER 31,		PERCENTAGE CHANGE
IN MILLIONS OF USD	2016	2015	in %
Turnover	1,687.2	1,403.0	20.3
Cost of sales	(645.3)	(534.1)	20.8
Gross profit	1,041.9	868.9	19.9
Selling expenses	(395.7)	(325.7)	21.5
Personnel expenses	(337.4)	(279.5)	20.7
General expenses	(151.9)	(130.9)	16.0
Share of result of associates	(0.7)	1.7	(141.2)
Depreciation, amortization and impairment	(103.7)	(86.7)	19.6
Other operational result	(9.3)	(1.7)	447.1
Operating profit	43.2	46.1	(6.3)
Interest expenses	(29.8)	(25.4)	17.3
Interest income	2.1	1.6	31.3
Foreign exchange gain / (loss)	–	(0.2)	–
Earnings before taxes (EBT)	15.5	22.1	(29.9)
Income tax	34.3	(3.8)	(1,002.6)
Net earnings	49.8	18.3	172.1

ATTRIBUTABLE TO
Equity holders of the parent	23.5	(7.7)	(405.2)
Non-controlling interests¹	26.3	26.0	1.2

1
Net earnings to non-controlling interests excludes expenses payable by us which are not attributable to non-controlling interests (which primarily consists of our operating partners), such as franchise fees and interest expense payable to Dufry and its subsidiaries, income taxes and amortization on fair value step-ups from acquisitions.

Turnover
Turnover increased by 20.3 % to $1,687.2 million for the year ended December 31, 2016 compared to $1,403.0 million in 2015.

Net sales represented 97.8 % of turnover for the year ended December 31, 2016, with advertising income representing the remainder. Net sales increased by $280.5 million, or 20.5%, to $1,650.1 million.

Acquisition growth contributed $206.4 million of the increase in net sales, primarily due to 12 months of World Duty Free Group being included in our results in 2016, as compared to five such months in 2015 (resulting in seven months being attributable to acquisition growth in 2016). We added 248 stores as a result of this acquisition, 46 of which were acquired wind-down stores, and this contributed in part to the growth in our net sales of food and beverage and perfumes and cosmetics of 21.9 % and 29.6%, respectively, for the year ended December 31, 2016 compared to the prior year.

Organic growth was 5.4 % for the year ended December 31, 2016 and contributed $71.5 million of the increase in net sales. Like-for-like growth was 3.9 % and contributed $49.3 million of the increase in net sales. On a constant currency basis, like-for-like growth was 4.3%. Like-for-like sales grew primarily as a result of increases in average sales per transaction, with the remainder attributable to an increase in the overall number of transactions. Net new stores and expansions contributed $22.2 million of the increase in net sales, primarily as a result of new stores, expansions and renovations. Acquired wind-down stores, contributed $2.6 million of the increase in net sales.

Gross profit
Gross profit increased to $1,041.9 million in the year ended December 31, 2016 from $868.9 million in the prior year. The 19.9 % increase in gross profit was primarily driven by the acquisition of World Duty Free Group.

Our gross profit margin decreased slightly to 61.8 % for 2016 compared to 61.9 % for 2015. The decrease was principally a result of the World Duty Free Group acquisition, as World Duty Free Group had a lower gross profit margin than Hudson Group, which fully offset the increase in gross profit margin of Hudson Group on a stand-alone basis.

Selling expenses
Selling expenses reached $395.7 million for the year ended December 31, 2016, compared to $325.7 million for 2015. Concession and other periodic fees paid to airport authorities and other landlords in connection with our retail operations made up 91.8 % of the selling expenses for the year ended December 31, 2016. Selling expenses amounted to 23.5 % of turnover for the year ended December 31, 2016, compared to 23.2 % for the prior year. Our selling expenses were higher in the year ended December 31, 2016 due to the acquisition of World Duty Free Group in August 2015 and associated higher concession fees. For 2016, concession and rental income amounted to $11.9 million compared to $7.3 million for 2015.

Personnel expenses
Personnel expenses increased to $337.4 million for the year ended December 31, 2016 from $279.5 million in 2015. As a percentage of turnover, personnel expenses increased slightly to 20.0 % for 2016 compared to 19.9 % for 2015. The increase in personnel expenses in absolute terms was primarily attributable to the acquisition of World Duty Free Group and the increase as a percentage of turnover was primarily due to wage increases for hourly paid employees.

General expenses
General expenses increased to $151.9 million for the year ended December 31, 2016 compared to $130.9 million in the prior year primarily as a result of higher franchise fees based on sales and expenses on expanded office space. As a percentage of turnover, general expenses decreased to 9.0 % for 2016 compared to 9.3 % for 2015.

Depreciation, amortization and impairment
Depreciation, amortization and impairment increased to $103.7 million for the year ended December 31, 2016 compared to $86.7 million for 2015. Depreciation and impairment reached $61.4 million for the period (all of which was depreciation), compared to $51.1 million (of which $1.4 million was impairment) for the year ended December 31, 2015. Amortization increased to $42.3 million for the year ended December 31, 2016 compared to $35.6 million for the prior year. The higher depreciation charge was primarily due to higher than historical average capital investments in 2016 mainly relating to the opening of a greater-than-average number of high-end duty-free and specialty stores. The increase in amortization charge related to new intangible assets related to the acquisition of World Duty Free Group.

Other operational result
Other operational result increased for the year ended December 31, 2016 to an expense of $9.3 million from an expense of $1.7 million for 2015. The majority of these expenses related to restructuring costs associated with the World Duty Free Group acquisition.

Interest expenses
Interest expenses increased to $29.8 million for the year ended December 31, 2016 compared to $25.4 million for 2015 due to a new $50.0 million loan from Dufry. This loan was used in part to refinance pre-existing indebtedness of World Duty Free Group.

Income tax benefit / expense
Income taxes for the year ended December 31, 2016 amounted to a benefit of $34.3 million compared to an expense of $3.8 million for 2015. The tax benefit for 2016 was mainly due to a non-recurring reversal of an impairment of deferred tax assets related to the U.S. operations of World Duty Free Group. The reversal of the impairment was due to the tax and management integration of World Duty Free Group into the Hudson Group and the resulting reassessment of the prior deferred tax asset impairment.

B. Liquidity and capital resources
Our primary funding sources historically have included cash from operations, and financial debt arrangements with Dufry. The balance outstanding on our long-term debt obligations with Dufry at December 31, 2017, 2016 and 2015 was $520.4 million, $475.2 million and $483.1 million, respectively.

We believe existing cash balances, operating cash flows and our long-term financing arrangements with Dufry will provide us with adequate funds to support our current operating plan, make planned capital expenditures and fulfill our debt service requirements for the foreseeable future.

If our cash flows and capital resources are insufficient to fund our working capital, we could face substantial liquidity problems and may be forced to reduce or delay investments and capital expenditures. We do not anticipate entering into additional third-party credit facilities for our working capital, and expect any future working capital requirements to be funded by Dufry. As a result, our financing arrangements and relationship with our controlling shareholder are material to our business. Nonetheless, when appropriate, we may borrow cash from third-party sources, and may also raise funds by issuing debt or equity securities, including to fund acquisitions.

Dufry Group cash pooling

For the efficient management of its short term cash and overdraft positions, Dufry, among other initiatives, operates various forms of notional cash pool arrangements. We have historically participated in Dufry’s notional cash pool with Bank Mendes Gans BV, a subsidiary of ING BV. At December 31, 2017, we had an overdraft of  $13.1 million compared to a deposit of $52.4 million in 2016 in our cash pool accounts. The overdraft was a result of paying the remaining balance of franchise fees to Dufry. The cash pool arrangement is structured such that the assets and liabilities remain in the name of the corresponding participant, i.e. no physical cash concentration occurs for the day-to-day operations. We, along with other participants in the cash pool, have pledged the cash we have each placed in the cash pool to the bank managing the cash pool as collateral to support the aggregate obligations of cash pool participants.

Capital expenditures

Capital expenditures are our primary investing activity, and we divide them into two main categories: tangible and intangible capital expenditures. Tangible capital expenditures consists of spending on the renovation and maintenance of existing stores and the fitting out of new stores. Intangible capital expenditures consists of investments in computer software and occasional upfront payments upon the granting of new concessions which are capitalized as intangible assets and amortized over the life of the concession unless otherwise impaired.

When contemplating investments in new concessions, we focus on profitable growth as its key investment criterion. In addition to fitting out new concessions, we expect to invest in renovation and maintenance of our existing stores, including undertaking some major refurbishment projects each year.

Our capital expenditures are presented for each of the periods below:

	FOR THE YEAR ENDED DECEMBER, 31
IN MILLIONS OF USD	2017	2016	2015
Tangible capital expenditures	76.3	92.4	55.0
Intangible capital expenditures	8.2	5.7	3.0
Total	84.5	98.1	58.0

Cash flows

The following table summarizes the cash flow for each of the periods below:

	FOR THE YEAR ENDED DECEMBER, 31
IN MILLIONS OF USD	2017	2016	2015
Net cash flows from operating activities	130.8	169.8	105.4
Net cash flows used in investing activities	(86.1)	(92.4)	(15.0)
Net cash flows used in financing activities	(95.8)	(51.3)	(31.6)
Currency translation	0.9	1.1	(2.9)
(Decrease) / Increase in cash and cash equivalents	(50.2)	27.2	55.9
Cash at the beginning of period	187.6	160.4	104.5
Cash at the end of period	137.4	187.6	160.4

Cash flows from operating activities
Net cash flows from operating activities were $130.8 million for the year ended December 31, 2017, a decrease of $39.0 million compared to the prior year. The decrease in net cash flows provided from operating activities mainly resulted from paying an outstanding balance of franchise fees to Dufry. Net cash flows from operating activities were $169.8 million for the year ended December 31, 2016, an increase of $64.4 million compared to the prior year. This increase was primarily due to an increase in concession fees payable, trade and other payables to related parties, principally consisting of franchise fees. Net cash flows from operating activities were $105.4 million for the year ended December 31, 2015. This decrease was primarily due to a decrease in other payables to Dufry.

Cash flows used in investment activities
Net cash used in investing activities decreased to $86.1 million for the year ended December 31, 2017, as compared to $92.4 million for the prior year. The decrease was primarily due to lower capital expenditures. Net cash used in investing activities increased to $92.4 million for the year ended December 31, 2016 as compared to $15.0 million for the prior year. The increase was due to higher capital expenditures for the year ended December 31, 2016 and proceeds from the sale of investments in associates, which consisted of Hudson’s interests in two entities, during the prior year. Net cash used in investing activities decreased to $15.0 million for the year ended December 31, 2015. This decrease was primarily due to proceeds from the sale of investments in associates, which consisted of interests in two U.S. entities, during the year ended December 31, 2015.

Cash flows used in financing activities
Net cash used in financing activities increased by $44.5 million for the year ended December 31, 2017, to $95.8 million compared to cash flows used in financing activities of $51.3 million in the prior year. This increase in cash used was primarily due to repayment of financial debt to Dufry. Net cash used in financing activities reached $51.3 million for the year ended December 31, 2016, compared to $31.6 million from financing activities for the prior year. This net outflow was primarily due to repayment of financial debt to Dufry and $28.7 million in dividends paid to non-controlling interests. Net cash used in financing activities decreased to $31.6 million for the year ended December 31, 2015. This change was primarily due to dividends paid to non-controlling interests and repayment of third-party loans.

Recent development – Disposal of Dufry America Inc.
As part of the Reorganization Transactions effected in connection with the completion our initial public offering, an entity within the Hudson Group sold its ownership interest in Dufry America Inc. (“DAI’’) to an entity within the Dufry Group for net consideration of $60.1 million. The net consideration for the sale was paid to Hudson Group in full in cash on February 1, 2018.

Internal control over financial reporting

In connection with our initial public offering, we identified an error in previously-issued combined financial statements of Hudson Group which required a restatement of our statement of cash flows for the year ended December 31, 2014. The error was caused by a material weakness in our internal control related to accounting for the Nuance acquisition. We have begun taking measures and plan to continue to take measures to remediate this material weakness, including designing and implementing a new control over the review of assumptions made in business combinations, specifically the assumptions made that affect the determination and presentation of the statement of cash flows. See “Item 3. Key Information – D. Risk factors – Risks relating to our business – We have identified a material weakness in our internal control over financial reporting. If we are unable to remediate this material weakness, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial results, or prevent fraud, and investor confidence in our company and the market price of our shares may be adversely affected.”

Indebtedness

Existing debt with Dufry
At December 31, 2017, 2016 and 2015, we owed $520.4 million, $475.2 million and $483.1 million, respectively, to Dufry pursuant to long-term financial loans (excluding current portion). We were charged $29.5 million, $29.1 million and $24.7 million in each of the years ended December 31, 2017, 2016 and 2015, respectively, in interest to Dufry. The weighted-average interest rate on our loans from Dufry for each of the years ended December 31, 2017, 2016 and 2015 was 5.7%, 5.9 % and 5.9%, respectively.

Our indebtedness owed to Dufry at December 31, 2017 consisted of 16 intercompany loans with affiliates of Dufry (the “intercompany loans”), which are all on substantially similar terms and most of which are due on October 15, 2022. The following table summarizes certain information regarding the intercompany loans:

LOAN	INTEREST RATE	PRINCIPAL AMOUNT OUTSTANDING AT DECEMBER 31, 2017
Loan Agreement between Dufry Finances SNC and Dufry Newark Inc.	5.9589%	$290,637.02
Loan Agreement between Dufry Finances SNC and Dufry Newark Inc.	5.9589%	$600,000.00
Loan Agreement between Dufry Finances SNC and Dufry Newark Inc.	5.9589%	$850,000.00
Loan Agreement between Dufry Finances SNC and Dufry Newark Inc.	5.9589%	$2,800,000.00
Loan Agreement between Dufry International and Dufry Houston DF & Retail Part.	2.7800%	$2,994,066.78
Loan Agreement between Dufry Finances SNC and Hudson Group Inc.	5.9589%	$5,900,000.00
Loan Agreement between Dufry Finances SNC and Hudson Group Inc.	5.9589%	$7,700,000.00
Loan Agreement between Dufry Finances SNC and Hudson Group Inc.	5.9589%	$16,000,000.00
Loan Agreement between Dufry Finances SNC and Hudson Group Inc.	5.9589%	$21,000,000.00
Loan Agreement between Dufry Finances SNC and Dufry North America LLC	5.9589%	$39,700,000.00
Loan Agreement between Dufry Finances SNC and WDFG North America LLC	5.9589%	$50,000,000.00
Loan Agreement between Dufry Finances SNC and Hudson Group Inc.	5.9589%	$53,328000.00
Loan Agreement between Dufry Finances SNC and Hudson Group Inc.	5.9589%	$8,246,000.00
Loan Agreement between Dufry Finances SNC and Hudson Group Inc.	5.9589%	$88,811,000.00
Loan Agreement between Dufry Finances SNC and Hudson Group Inc. 1	5.9589%	$110,464,207.74
Loan Agreement between Dufry Financial Services B.V. and The Nuance Group (Canada) Inc. 2
Interest-bearing portion 2	3.8900%	CAD$65,000,000.00
Non-interest bearing portion 2	–	CAD$85,000,000.00

1
This loan agreement has been filed as an exhibit to this annual report. All intercompany loans are on substantially the same terms, except as noted above.
2
In connection with the Reorganization Transactions, on August 1, 2017, one of our affiliates, The Nuance Group (Canada) Inc. (“Nuance Group Canada”), a member of the Hudson Group, entered into a CAD$195.0 million loan agreement with another affiliate of Dufry. The loan consists of a non-interest bearing portion for CAD$130.0 million and a 3.8900 % portion for CAD$65.0 million. Nuance Group Canada repaid CAD$45.0 million of the non-interest bearing portion on August 1, 2017. The balance outstanding on the loan is CAD$150.0 million, of which CAD$65.0 million bears interest at 3.8900%.

Restrictions on our indebtedness
We are subject to certain of the covenants contained in Dufry’s 4.50 % Senior Notes due 2023 (the “2023 Dufry Notes”) and 2.50 % Senior Notes due 2024 (the “2024 Dufry Notes,” and together with the 2023 Dufry Notes, the “Dufry Notes”). We are not a guarantor under any of the Dufry Notes. However, if we or any of our subsidiaries guarantee any bank debt or public debt of Dufry in excess of $50.0 million in the case of the 2023 Dufry Notes, or $75.0 million in the case of the 2024 Dufry Notes, then we or our subsidiaries will be required to guarantee such notes; provided however, that in the case of the 2024 Dufry Notes, we or our subsidiaries will only be required to guarantee such notes if, after giving effect to the guarantee of the bank debt or public debt, the aggregate principal amount of bank debt or public debt guaranteed by non-guarantor subsidiaries of Dufry exceeds EUR 500 million. In addition, the amount of debt that we may be able to incur from third parties is limited by the terms of the 2023 Dufry Notes. Subject to certain exceptions, we are also not permitted to grant liens on any of our assets, absent certain exceptions, unless we grant a lien to secure the repayment of the Dufry Notes.

We are also subject to certain of the covenants contained in Dufry’s existing credit facilities (the “Dufry Credit Facilities”). We are not a guarantor under any of the Dufry Credit Facilities. The amount of third-party debt that we may incur is limited by the terms of the Dufry Credit Facilities. We are not permitted to grant liens on our assets, absent certain exceptions. Under the Dufry Credit Facilities, there are also restrictions on our ability to provide certain guarantees to third parties. In addition, our ability to enter into certain acquisitions, investments, mergers and asset sales is limited by the terms of the Dufry Credit Facilities.

Uncommitted letters of credit facilities
In addition to our debt-financing arrangements with Dufry, we have local credit facilities with each of Bank of America N. A. and Credit Agricole, which we use to obtain letters of credit. We use letters of credit to secure concession fee obligations pursuant to certain of our concession agreements. On October 30, 2014 we entered into a $45 million Amended and Restated Uncommitted Letter of Credit and Loan Facility Agreement with Bank of America N. A. (as amended, the “BofA Credit Facilities”). As of December 31, 2017, $36.1 million was outstanding (including letters of credit) and $8.9 million was available for borrowing under this facility. Direct advances under the BofA Credit Facilities bear interest at the U.S. prime rate. Letters of credit under the BofA Credit Facilities are subject to an annual fee of 0.75 % of the amount borrowed. On October 3, 2013, we entered into a $30 million Uncommitted Line of Credit Agreement with Credit Agricole Corporate and Investment Bank (as amended, the “Credit Agricole Credit Facilities”). As of December 31, 2017, $27.9 million was outstanding (including letters of credit) and $2.1 million was available for borrowing under this facility. Under the Credit Agricole Credit Facilities, we are required to pay a fee at a rate not to exceed 0.75 % of the amount borrowed. Lenders under the BofA Credit Facilities and the Credit Agricole Credit Facilities may in their discretion decline to fund our borrowing requests thereunder.

Contractual obligations and commitments

The following table presents our long-term debt obligations and operating and capital lease obligations as of December 31, 2017:

	PAYMENTS DUE BY PERIOD
IN MILLIONS OF USD	TOTAL	LESS THAN 1 YEAR	1 – 3 YEARS	4 – 5 YEARS	THEREAFTER
Long-term debt obligations 1	672.9	29.8	59.7	522.5	60.9
Operating and capital lease obligations 2	1,707.2	276.7	480.2	414.1	536.2
Total	2,380.1	306.5	539.9	936.6	597.1

1
Includes aggregate principal amounts of financial debt outstanding to Dufry at December 31, 2017, and interest payable thereon. On August 1, 2017, one of our affiliates entered into a loan agreement with an affiliate of Dufry AG for CAD$195.0 million of which CAD$85.0 million (short-term) and CAD$65.0 million (long-term) remain outstanding. See “– Indebtedness – Existing debt with Dufry.”
2
Represents management estimates of future MAG payments under our concession agreements as of December 31, 2017, as well as storage, office and warehouse rents. For the fiscal years ended December 31, 2017, 2016, and 2015, we paid concession fees of $399.1 million, $375.3 million and $307.0 million, respectively, of which $136.7 million, $168.7 million, and $137.0 million, respectively, consisted of variable rent.

Notwithstanding the maturity date of the existing financial debt outstanding to Dufry, we intend to make repayments of  $15.8 million, $50.2 million and $402.7 million within the next year, one to three year period and four to five year period, respectively.

Off-Balance sheet arrangements

We have no off-balance sheet arrangements that have or are materially likely to have a current or future material effect on our financial condition, changes in financial condition, sales or expenses, results of operations, liquidity, capital expenditures or capital resources.

Quantitative and qualitative disclosures about market risk

We are exposed to market risks associated with foreign exchange rates, interest rates, commodity prices and inflation. In accordance with our policies, we seek to manage our exposure to these various market-based risks.

Foreign exchange risk

We are exposed to foreign exchange risk through our Canadian operations. Our Canadian sales are denominated in Canadian dollars, while expenses relating to certain products we sell in Canada are denominated in U.S. dollars. We also make a limited amount of purchases from foreign sources, which subjects us to minimal foreign currency transaction risk. As a result, our exposure to foreign exchange risk is primarily related to fluctuations between the Canadian dollar and the U.S. dollar. We are also exposed to foreign exchange fluctuations on the translation of our Canadian operating results into U.S. dollars for reporting purposes, which can affect the comparability quarter-over-quarter and year-over-year of our results. We generally benefit from natural hedging and therefore do not currently engage in material forward foreign exchange hedging.

Interest rate risk

We have a significant amount of interest-bearing liabilities related to our long term financing arrangements with Dufry, at a weighted average interest rate of 5.7% as of December 31, 2017. We do not have any material floating rate financial instruments and as such are not currently exposed to significant interest rate risk.

Commodity price risk

Our profitability is dependent on, among other things, our ability to anticipate and react to changes in the costs of the food and beverages we sell. Cost increases may result from a number of factors, including market conditions, shortages or interruptions in supply due to weather or other conditions beyond our control, governmental regulations and inflation. Substantial increases in the cost of the food and beverages we sell could impact our operating results to the extent that such increases cannot be offset by price increases.

Impact of inflation

Inflation has an impact on the cost of retail products, food and beverage, construction, utilities, labor and benefits and selling, general and administrative expenses, all of which can materially impact our operations. While we have been able to partially offset inflation by gradually increasing prices, coupled with more efficient practices, productivity improvements and greater economies of scale, we cannot assure you that we will be able to continue to do so in the future, and macroeconomic conditions could make price increases impractical or impact our sales. We cannot assure you that future cost increases can be offset by increased prices or that increased prices will be fully absorbed by our customers without any resulting change to their purchasing patterns.

Critical accounting estimates

The preparation of our financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of income, expenses, assets and liabilities at the reporting date. The key assumptions concerning the future and other key sources of estimation include uncertainties at the reporting date, which include a risk of causing a material adjustment to the carrying amounts of assets or liabilities within the next financial periods. We discuss these estimates and assumptions below. Also, see Note 2.3 “Summary of Significant Accounting Policies” to our audited Combined Financial Statements included elsewhere in this annual report, which presents the significant accounting policies applicable to our financial statements.

Concession rights

Concession rights identified in a business combination are measured at fair value as at the date of acquisition and amortized over the contract duration. Hudson assesses concession rights for impairment indications at least annually and whenever events or circumstances indicate that the carrying amount may not be recoverable.

Goodwill

Goodwill is subject to impairment testing each year. The recoverable amount of the cash generating unit is determined based on value-in-use calculations which require the use of assumptions, including those relating to pre- and post-tax discount rates and growth rates for net sales. The calculation uses cash flow projections based on financial forecasts approved by Hudson’s management covering a five-year period. Cash flows beyond the five-year period are extrapolated using a steady growth rate that does not exceed the long-term average growth rate for the respective market and is consistent with forecasted passenger growth included in the travel related retail industry reports.

Taxes

Income tax expense represents the sum of the current income tax and deferred tax. Income tax positions not relating to items recognized in the income statement, are recognized in correlation to the underlying transaction either in other comprehensive income or equity. Hudson is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax assessment is uncertain. Hudson recognizes liabilities for tax audit issues based on estimates of whether additional taxes will be payable. Where the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax or deferred tax provisions in the period in which such assessment is made.

Current income tax
Income tax receivables or payables are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted at the reporting date in the countries or states where Hudson operates and generates taxable income. Income tax relating to items recognized in other comprehensive income is recognized in the same statement.

Deferred tax
Deferred tax is provided using the liability method on temporary differences between the tax basis of assets or liabilities and their carrying amounts for financial reporting purposes at the reporting date. Deferred tax liabilities are recognized for all taxable temporary differences, except:
–
when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or

–
in respect of taxable temporary differences associated with investments in subsidiaries, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not be reversed in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits or tax losses. Management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available, against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized, except:
–
when the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or

–
in respect of deductible temporary differences associated with investments in subsidiaries, in which case deferred tax assets are recognized only to the extent that it is probable that the temporary differences will be reversed in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

–
The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

–
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantially enacted at the reporting date applicable for each respective company.

Recent accounting pronouncements

Effective for annual period beginning January 1, 2019, a new accounting standard, IFRS 16, replaces existing guidance and eliminates the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases, and introduces a single, on-balance sheet accounting model. While we currently treat operating leases, such as concession or rental agreements, as selling expenses, under IFRS 16 all leases will become on-balance sheet right-of-use assets with corresponding lease liabilities on the statement of financial position. As a result, we will be recording the fair value of the fixed or minimum payment commitments for concessions and rents owed until the end of the respective agreement as a lease obligation on the statement of financial position, while a corresponding right-of-use asset will be capitalized in the same amount as the lease liability. While the Company is closely reviewing the terms of each lease and concession agreement to assess the impact of IFRS 16, we currently expect that it will materially increase the assets and liabilities on our statement of financial position.

See Note 4 of our Combined Financial Statements for a description of other recent account pronouncements.

C. Research and development, patents and licenses, etc.
We do not conduct research and development activities.

D. Trend information
For a discussion of Trend information, see “ – A. Operating results – Principal factors affecting our results of operations,” “ – A. Operating results – Results of operations” and “Item 4. Information on the Company – B. Business overview – Our strategies.”

E. Off-balance sheet arrangements
We have no off-balance sheet arrangements that have or are materially likely to have a current or future material effect on our financial condition, changes in financial condition, sales or expenses, results of operations, liquidity, capital expenditures or capital resources.

F. Tabular disclosure of contractual obligations
The following table presents our long-term debt obligations and operating and capital lease obligations as of December 31, 2017:

	PAYMENTS DUE BY PERIOD
IN MILLIONS OF USD	TOTAL	LESS THAN 1 YEAR	1 – 3 YEARS	4 – 5 YEARS	THEREAFTER
Long-term debt obligations 1	672.9	29.8	59.7	522.5	60.9
Operating and capital lease obligations 2	1,707.2	276.7	480.2	414.1	536.2
Total	2,380.1	306.5	539.9	936.6	597.1

1
Includes aggregate principal amounts of financial debt outstanding to Dufry at December 31, 2017, and interest payable thereon. On August 1, 2017, one of our affiliates entered into a loan agreement with an affiliate of Dufry AG for CAD$195.0 million of which CAD$85.0 million (short-term) and CAD$65.0 million (long-term) remain outstanding. See “– B. Liquidity and capital resources – Indebtedness – Existing debt with Dufry.
2
Represents management estimates of future MAG payments under our concession agreements as of December 31, 2017, as well as storage, office and warehouse rents. For the fiscal years ended December 31, 2017, 2016 and 2015, we paid concession fees of $399.1 million, $375.3 million and $307.0 million, respectively, of which $136.7 million, $168.7 million and $137.0 million, respectively, consisted of variable rent.

Notwithstanding the maturity date of the existing financial debt outstanding to Dufry, we intend to make repayments of  $9.5 million, $34.4 million and $64.7 million within the next year, one to three year period and four to five year period, respectively.

G. Safe harbor
See “Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and senior management

Board of directors

The following table lists each of our current executive officers and directors and their respective ages and positions as of the date of this annual report. Unless otherwise stated, the business address for our directors and executive officers is that of our principal executive offices at 4 New Square, Bedfont Lakes, Feltham, Middlesex, United Kingdom.

NAME	AGE	POSITION	INITIAL YEAR OF APPOINTMENT	DIRECTOR OF CLASS
Juan Carlos Torres Carretero	68	Chairman of the Board of Directors	2017	Class III (term expires in 2018)
Julián Díaz González	59	Deputy Chairman and Director	2017	Class III (term expires in 2018)
Joseph DiDomizio	47	Chief Executive Officer and Director	2017	Class III (term expires in 2018)
James Cohen	59	Director	2018	Class II (term expires in 2019)
Mary J. Steele Guilfoile	63	Director	2018	Class II(term expires in 2019
Heekyung (Jo) Min	59	Director	2018	Class I (term expires in 2020)
Joaquín Moya-Angeler Cabrera	68	Director	2018	Class I (term expires in 2020)
James E. Skinner	64	Director	2018	Class II (term expires in 2019)
Eugenia M. Ulasewicz	64	Director	2018	Class I (term expires in 2020
Adrian Bartella	42	Chief Financial Officer	2017	–
Roger Fordyce	62	Executive Vice President and Chief Operating Officer	2017	–
Brian Quinn	59	Executive Vice President and Chief Operating Officer	2017	–
Hope Remoundos	63	Executive Vice President and Chief Marketing Officer	2017	–
Michael Mullaney	51	Executive Vice President, Corporate Strategy & Business Development	2017	–
Richard Yockelson	67	Senior Vice President, People & Administration	2017	–
Michael Levy	48	Senior Vice President and Chief Merchandising Officer	2017	–

The following is a brief biography of each of our executive officers and directors:

Juan Carlos Torres Carretero is the Chairman of the board of directors of the Company. He was appointed to our board of directors on September 15, 2017, and has served as the Chairman of Dufry AG since 2003. Mr. Torres Carretero was a Partner at Advent International in Madrid from 1991 to 1995, and served as Managing Director and Senior Partner in charge of Advent International Corporation’s investment activities in Latin America from 1995 to 2016. He holds a MS in physics from Universidad Complutense de Madrid and a MS in management from MIT’s Sloan School of Management. Mr. Torres Carretero also serves on the board of directors of TCP Participações S.A. and Moncler S.p.A.

Julián Díaz González is the Deputy Chairman of the board of directors of the Company. He was appointed to our board of directors on September 15, 2017, and has served as a board member and the Chief Executive Officer of Dufry AG since 2004. Mr. Díaz González held various managerial and business positions at Aeroboutiques de Mexico, S.A. de C.V. and Deor, S.A. de C.V. from 1997 to 2000, and was General Manager of Latinoamericana DutyFree, S.A. de C.V. from 2000 to 2003. He holds a degree in business administration from Universidad Pontificia Comillas I.C.A.D.E., de Madrid. Mr. Díaz González also serves on the board of directors of Distribuidora Internacional de Alimentacion, S.A. (DIA).

Joseph DiDomizio is the Chief Executive Officer and a Director of the Company. He was appointed to our board of directors on August 3, 2017, and serves as a member of the Divisional Executive Committee of Dufry AG. He has served in a variety of roles at Hudson Group over the past 25 years, including as Retail Operations Manager in 1992, Director of Business in 1994, Vice President of Business Development in 1996, Chief Operating Officer in 2003, and Chief Executive Officer since 2008. He received a bachelor of science in marketing from the University of Bridgeport in 1992. Mr. DiDomizio also serves on the National Board of Directors for Communities in Schools.

James S. Cohen is a Director of the Company. Mr. Cohen served as a member of the board of directors of Dufry AG from 2009 to 2016. He has held various positions at Hudson Media, Inc. since 1980, where he has been the Chief Executive Officer and President since 1994. In addition, Mr. Cohen is the Chairman and Chief Executive Officer of Hudson Capital Properties, an owner and developer of multi-family rental properties located predominantly in the Southeastern and Midwestern United States, and serves on the board of directors of COMAG Marketing Group, LLC. Mr. Cohen holds a bachelor’s degree in economics from the Wharton School of the University of Pennsylvania.

Mary J. Steele Guilfoile is a Director of the Company. Ms. Guilfoile is currently Chairman of MG Advisors, Inc., a privately owned financial services merger and acquisitions advisory and consulting firm, and is a Partner of The Beacon Group, LP, a private investment group. Ms. Guilfoile served as Executive Vice President and Corporate Treasurer at JPMorgan Chase & Co. and as Chief Administrative Officer of its investment bank from 2000 through 2002, and previously served as a Partner, CFO and COO of The Beacon Group, LLC, a private equity, strategic advisory and wealth management partnership, from 1996 through 2000. She has been a member of the boards of directors of C.H. Robinson Worldwide, Inc. since 2012, currently serving as a member of the audit committee, The Interpublic Group of Companies, Inc. since 2007, currently serving as a member of the audit committee and the corporate governance committee and Valley National Bancorp since 2003. Ms. Guilfoile holds a bachelor’s degree in accounting from Boston College Carroll School of Management and a master’s degree in business administration from Columbia Business School, and is a certified public accountant.

Heekyung (Jo) Min is a Director of the Company. Ms. Min has been a member of the Dufry AG board of directors since 2016, and has been serving as Executive Vice President at CJ Cheiljedang Corporation, focusing on Corporate Social Responsibility and Sustainability, for a publicly-listed Korean conglomerate since 2011. Ms. Min previously served as Director General of Incheon Free Economic Zone in Korea from 2007 to 2010, as Country Advisor of Global Resolutions in Korea in 2006 and as Executive Vice President of Prudential Investment and Securities Co., Korea from 2004 to 2005. Ms. Min holds an undergraduate degree from Seoul National University and a master’s degree in business administration from Columbia Business School. Ms. Min is a member of the Board of Directors of CJ Welfare Foundation and a member of Honorary Advisory Board of Asia New Zealand Foundation.

Joaquín Moya-Angeler Cabrera is a Director of the Company. Mr. Moya-Angeler Cabrera has served as member of the board of directors of Redsa S.A. since 1997, Hildebrando since 2003, La Quinta Real Estate since 2003, Inmoan since 1989, Avalon Private Equity since 1999 and Corporación Tecnológica Andalucia since 2005. Mr. Moya-Angeler Cabrera is currently a member of the board of directors of La Quinta Group (chairman), Palamon Capital Partners, Board of Trustees University of Almeria (chairman), Fundación Mediterránea (chairman), Redsa S.A., Inmoan SL, Avalon Private Equity, Spanish Association of Universities Governing Bodies (chairman) and Corporation Group Leche Pascual (Vice Chairman). Mr. Moya-Angeler Cabrera holds a master’s degree in Mathematics from the University of Madrid, a degree in economics and forecasting from the London School of Economics and Political Science and an MS in management from MIT’s Sloan School of Management.

James E. Skinner is a Director of the Company. Mr. Skinner served as Vice Chairman of The Neiman Marcus Group LLC from July 2015 until his retirement in February 2016. Mr. Skinner previously held a variety of positions at The Neiman Marcus Group LLC from 2001, including Executive Vice President, Chief Operating Officer and Chief Financial Officer. In 2000, Mr. Skinner served as Senior Vice President and Chief Financial Officer of CapRock Communications Corporation. From 1991 to 2000, Mr. Skinner served in several positions with CompUSA Inc., including Executive Vice President and Chief Financial Officer beginning in 1994. Mr. Skinner also served as a partner with Ernst & Young LLP from 1987 until 1991. Mr. Skinner has served as a member of the board of directors of Fossil Group, Inc. since 2007 and Ares Commercial Real Estate Corporation since 2016. Mr. Skinner holds a bachelor’s degree in business administration and accounting from Texas Tech University and is a certified public accountant in Texas.

Eugenia M. Ulasewicz is a Director of the Company. Ms. Ulasewicz most recently served as President of the Americas division for Burberry Ltd. from 1998 to 2013. She has been a member of the boards of directors of Bunzl PLC since 2011, Signet Jewelers Ltd. since 2013 and Vince Holding Corporation since 2014. Ms. Ulasewicz holds a bachelor’s degree from the University of Massachusetts, Amherst.

Adrian Bartella is the Chief Financial Officer. Mr. Bartella has over 12 years of international finance experience. He joined Dufry AG in 2005 and has served in various positions in its Finance, Mergers and Acquisitions and Treasury before being named Global Head of Investment Control, Mergers and Acquisitions in 2010. He has served as Chief Financial Officer of Hudson Group since 2012. Mr. Bartella holds a degree in business administration from the European University Viadrina in Frankfurt, Germany.

Roger Fordyce is an Executive Vice President and Chief Operating Officer. He is responsible for the day-to-day general management of the company. Mr. Fordyce served as Senior Vice President of Operations at Hudson Group from 1996 to 2008. Previously, he was Vice President of Operations from 1992 to 1996. Prior to that, he served as District Manager overseeing operations in LaGuardia, Penn Station and Grand Central Station, which were acquired by Hudson Group in 1990. Prior to joining Hudson Group in 1988, Mr. Fordyce held positions as manager at Dobbs/Aeroplex, WH Smith, and Greenman Bros. Mr. Fordyce received a bachelor of arts in psychology from SUNY Stony Brook in 1977.

Brian Quinn is an Executive Vice President and Chief Operating Officer. He is responsible for the day-to-day general management of the company. Mr. Quinn was Vice President of Operations at Hudson Group from 1992 to 1996. Prior to that, he was General Manager of Hudson Group’s LaGuardia Airport operations. Prior to joining Hudson Group in 1991, Mr. Quinn held positions as Regional Vice President at the Rite-Aid Corporation, Regional Vice President at Faber Coe & Gregg, and General Manager of WH Smith New York City operations. Mr. Quinn attended St. John’s University, majoring in political science.

Hope Remoundos is an Executive Vice President and the Chief Marketing Officer. Ms. Remoundos served as Senior Vice President, Sales and Marketing at Hudson Group from 2000 to 2016, and held positions as Director and Vice President in Sales and Marketing from 1992 to 2000. Prior to joining Hudson Group in 1992, Ms. Remoundos worked for over 20 years in general management, circulation and consulting roles within the publishing and advertising industry. She served as a consultant with McNamee Consulting, and was General Manager and Circulation Manager for Egg Magazine (a division of Forbes) for three years. She was also associated with Select Magazines (five years), Curtis Circulation (three years), International Musician & Recording World, and Book Digest. Ms. Remoundos graduated with honors from Fairleigh Dickinson University in 1976, receiving a bachelor of science in marketing.

Michael Mullaney is the Executive Vice President, Corporate Strategy & Business Development. Prior to joining Hudson Group in 2004, Mr. Mullaney served as Manager in Commercial and Business Development for the Cincinnati/Northern Kentucky International Airport. Mr. Mullaney was previously a senior consultant with Aviation Planning Associates and TransPlan, and a member of the Florida Department of Transportation’s Multimodal System Planning Bureau. Mr. Mullaney received a bachelor of science in aviation management/flight technology from Florida Institute of Technology in 1988.

Richard Yockelson is the Senior Vice President, People & Administration, overseeing Human Resources and Payroll. Prior to joining Hudson Group in this role in 2005, Mr. Yockelson was Vice President of Human Resources for Party City Corporation for eight years. He also served as Director of Human Resources or Personnel Director for NBO Clothing, Workbench Furniture, Abraham & Straus (Federated Department Stores), Linens ‘N Things, Gimbel’s and Korvette’s Department Stores. Mr. Yockelson received a bachelor of business administration in marketing from Baruch College in 1974.

Michael Levy is a Senior Vice President and Chief Merchandising Officer. Prior to Mr. Levy joining Hudson Group in this role in 2008, he served as Vice President and Divisional Merchandise Manager of Saks Fifth Avenue from 2005 to 2008. Prior to that, he held positions as Vice President of Merchandise Planning and Buyer for Men’s Designer Clothing. Mr. Levy also held roles in merchandise buying and planning at Brooks Brothers, Polo Ralph Lauren Factory Stores, and Lord & Taylor. Mr. Levy received a bachelor of arts in geriatric psychology from Syracuse University in 1991.

Board of Directors

Our bye-laws provide that our board of directors shall consist of nine directors. We have nine directors, three of whom are independent directors, on our board of directors. A director may be removed by the shareholders, in accordance with the Company’s bye-laws. See “Item 10. Additional Information – B. Memorandum of association and bye-laws.” Our board is divided into three classes that are, as nearly as possible, of equal size. Each class of directors is elected for a three-year term of office, but the terms are staggered so that the term of only one class of directors expires at each annual general meeting.

Our board of directors established an audit committee and a nomination and remuneration committee prior to the consummation of our initial public offering.

B. Compensation

The compensation for each member of our executive management is comprised of the following elements: base salary, bonus, contractual benefits, and pension contributions. Total amount of compensation paid and benefits in kind provided to our executive management for the fiscal year 2017 was $11.2 million. We do not currently maintain any bonus or profit-sharing plan for the benefit of the members of our executive management; however, certain members of our executive management are eligible to receive annual bonuses pursuant to the terms of their service agreements. No amount was set aside or accrued by us to provide pension, retirement or similar benefits to our executive management employees with respect to the fiscal year 2017. We did not pay any compensation to our non-employee directors in 2017.

Changes to our remuneration structure following the consummation of our initial public offering

New equity incentive award plan

Prior to the consummation of our initial public offering, we adopted an Equity Incentive Award Plan (the “PSU Plan”). The principal purpose of the PSU Plan is to attract, retain and motivate selected members of senior management through the granting of share-based compensation awards. The PSU Plan is similar to that currently used by Dufry to issue equity awards to certain members of our senior management. The PSU Plan provides for the issuance of performance share units (“PSUs”) to eligible members of senior management, as determined by our board of directors. Such PSUs represent the right to receive, free of charge, a certain number of our Class A common shares should the performance targets identified as of the date of grant be met by the Company as of the vesting date. The vesting date will be three years from the date of grant. We did not grant any awards pursuant to the PSU Plan in 2017. Subject to the discretion of our board of directors, we expect that the first awards will be granted pursuant to the PSU Plan in 2018 and be subject to a three-year vesting period. As such, any awards granted in 2018 would not vest, if at all, until 2021. Should any awards vest, we expect to settle such awards by purchasing Class A common shares in the market.

Certain members of our senior management were granted PSU awards from Dufry in each of the years ended December 31, 2017, 2016 and 2015. Should these Dufry PSU awards vest, they will entitle the holder to receive shares of Dufry.

New restricted stock unit award and equity compensation plan

Following our initial public offering, we approved a Restricted Stock Unit Award and Equity Compensation Plan (the “Equity Compensation Plan”). The principal purpose of the Equity Compensation Plan is to retain and / or motivate selected employees, employees of our affiliates and service providers through the granting of share-based awards. The Equity Compensation Plan provides for the issuance of restricted stock units (“RSUs”) and other share-based awards to eligible employees, employees of affiliates and service providers, as determined by our board of directors. RSUs granted under the Equity Compensation Plan will represent the right to receive, free of charge, a certain number of our Class A common shares. Subject to the discretion of our board of directors, we expect that the first awards would be granted pursuant to the Equity Compensation Plan in 2018 in the form of RSUs that would be subject to a two-year vesting period. As such, any awards granted in 2018 would not vest, if at all, until 2020, unless there were an earlier qualifying termination of employment. Upon vesting, we expect to settle such awards by purchasing Class A common shares in the market.

C. Board practices

Audit committee

The audit committee, which consists of Ms. Ulasewicz, Mr. Skinner and Ms. Guilfoile, assists the board in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. The audit committee is also be responsible for reviewing and determining whether to approve certain transactions with related parties. See “Item 7. Major Shareholders and Related Party Transactions – B. Related party transactions – Related person transaction policy.” The board of directors has determined that each of Ms. Guilfoile, Mr. Skinner and Ms. Ulasewicz qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC, and that each of Ms. Guilfoile, Mr. Skinner and Ms. Ulasewicz is independent, as independence is defined under the rules of the SEC and NYSE applicable to foreign private issuers. Ms. Guilfoile was appointed to act as chairman of our audit committee.

Nomination and remuneration committee

The nomination and remuneration committee, which consists of Mr. Torres Carretero, Mr. Díaz González and Mr. Cohen, assists the board in overseeing the long-term planning of appropriate appointments to the position of Chief Executive Officer, as well as establishing criteria for the selection of candidates for executive officer positions, including the position of Chief Executive Officer, and reviewing candidates to fill vacancies for executive officer positions. In addition, the nomination and remuneration committee identifies, reviews and approves corporate goals and objectives relevant to the compensation of the Chief Executive Officer and other executive officers, evaluate executive officers’ performance in light of such goals and objectives and determine each executive officer’s compensation based on such evaluation and will determine any long-term incentive component of each executive officer’s compensation. Mr. Cohen was appointed to act as chairman of our nomination and remuneration committee.

Code of business conduct and ethics

Prior to the consummation of our initial public offering, we adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Our code of business conduct and ethics addresses, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, company funds and assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the code of business conduct and ethics, employee misconduct, conflicts of interest or other violations. Our code of business conduct and ethics is attached as an exhibit to this annual report.

Duties of directors

Under Bermuda common law, members of the board of directors of a Bermuda company owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty includes the following essential elements:
–
a duty to act in good faith in the best interests of the company;

–
a duty not to make a personal profit from opportunities that arise from the office of director;

–
a duty to avoid conflicts of interest; and

–
a duty to exercise powers for the purpose for which such powers were intended.

The Companies Act imposes a duty on directors of a Bermuda company to act honestly and in good faith with a view to the best interests of the company, and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition, the Companies Act imposes various duties on directors and officers of a company with respect to certain matters of management and administration of the company. Directors and officers generally owe fiduciary duties to the company, and not to the company’s individual shareholders. Our shareholders may not have a direct cause of action against our directors.

D. Employees

We are responsible for hiring, training and management of employees at each of our retail locations. As of December 31, 2017, we employed 9,641 people, including both full-time and part-time employees (as compared to 9,001 at December 31, 2016). Of these employees, 8,147 were full-time employees and 1,494 were part-time employees. As of December 31, 2017, 3,910 of our employees were subject to collective bargaining agreements.

E. Share ownership

As of March 8, 2018, members of our board of directors and our senior management held as a group 43,700 of our Class A common shares.

The following table shows the beneficial ownership of each member of our board of directors and senior management as of March 8, 2018.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Class A common shares that may be acquired by an individual or group within 60 days after the date of this annual report, pursuant to the exercise of options, warrants or other rights, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all common shares shown to be beneficially owned by them, based on information provided to us by such shareholders. The address for each director and executive officer listed is 4 New Square, Bedfont Lakes, Feltham, Middlesex, United Kingdom.

SHARES BENEFICIALLY OWNED
NAME OF BENEFICIAL OWNER	CLASS A COMMON SHARES	%	CLASS B COMMON SHARES	%	PERCENTAGE OF TOTAL VOTING POWER1
Executive officers and directors:
Juan Carlos Torres Carretero	–	–	–	–	–
Julián Díaz González	–	–	–	–	–
Joseph DiDomizio	*	*	–	–	*
Adrian Bartella	*	*	–	–	*
James Cohen	–	–	–	–	–
Mary J. Steele Guilfoile	–	–	–	–	–
Heekyung (Jo) Min	*	*	–	–	*
Joaquín Moya-Angeler Cabrera	–	–	–	–	–
James E. Skinner	*	*	–	–	*
Eugenia M. Ulasewicz	*	*	–	–	*
Roger Fordyce	*	*	–	–	*
Brian Quinn	*	*	–	–	*
Hope Remoundos	*	*	–	–	*
Michael Mullaney	–	–	–	–	–
Richard Yockelson	*	*	–	–	*
Michael Levy	–	–	–	–	–

*
Indicates ownership of less than 1 % of outstanding Class A common shares and less than 1 % of the total voting power of all outstanding common shares.
1
Percentage of total voting power represents voting power with respect to all of our Class A and Class B common shares, as a single class. The holders of our Class B common shares are entitled to 10 votes per share, and holders of our Class A common shares are entitled to one vote per share. For more information about the voting rights of our Class A and Class B common shares, see “Item 10. Additional Information – B. Memorandum of association and bye-laws – Common shares – Voting rights.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major shareholders
Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Class A common shares that may be acquired by an individual or group within 60 days after the date of this annual report pursuant to the exercise of options, warrants or other rights, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all common shares shown to be beneficially owned by them, based on information provided to us by such shareholders. The address for Dufry is Brunngässlein 12, CH – 4010 Basel, Switzerland.

Except as indicated in footnotes to this table, the following table presents the beneficial ownership of our common shares as of March 8, 2018:

	SHARES BENEFICIALLY OWNED
NAME OF BENEFICIAL OWNER	CLASS A COMMON SHARES	%	CLASS B COMMON SHARES	%	PERCENTAGE OF TOTAL VOTING POWER 1
Dufry AG 2	–	–	53,093,315	100.00	93.1
Norges Bank (The Central Bank of Norway) 3	2,060,000	5.2	–	–	0.4
Citadel Entities 4	2,443,222	6.2	–	–	0.4
Point72 Entities 5	1,976,624	5.0	–	–	0.3

1
Percentage of total voting power represents voting power with respect to all of our Class A and Class B common shares, as a single class. The holders of our Class B common shares are entitled to 10 votes per share, and holders of our Class A common shares are entitled to one vote per share. For more information about the voting rights of our Class A and Class B common shares, see “Item 10. Additional Information - B. Memorandum of association and bye-laws - Common shares - Voting rights.”
2
Represents Class B common shares held by Dufry International AG. For additional information relating to our controlling shareholder, see "Item 10. Additional Information - B. Memorandum of association and bye-laws" and "Item 3. Key Information - D. Risk factors". The two-class structure of our common shares has the effect of concentrating voting control with Dufry and its affiliates. Because of its significant share ownership, Dufry exerts control over us, including with respect to our business, policies and other significant corporate decisions. This limits or precludes your ability to influence corporate matters, including the election of directors, amendments to our organizational documents and any merger, amalgamation, sale of all or substantially all of our assets or other major corporate transaction requiring shareholder approval.
3
As reported on Form 13G filed with the SEC on February 2, 2018. The address for Norges Bank is Bankplassen 2, PO Box 1179 Sentrum, NO 0107 Oslo, Norway.
4
As reported on Form 13G filed with the SEC on February 8, 2018, consists of Class A common shares owned by Citadel Multi-Strategy Equities Master Fund Ltd., a Cayman Islands limited company (“CM”), and Citadel Global Equities Master Fund Ltd., a Cayman Islands limited company (“CG”). Citadel Advisors LLC (“Citadel Advisors”) is the portfolio manager for CM and CG. Citadel Advisors Holdings LP (“CAH”) is the sole member of Citadel Advisors. Citadel GP LLC (“CGP”) is the general partner of CAH. Mr. Kenneth Griffin is the President and Chief Executive Officer of, and owns a controlling interest in, CGP. Each of Citadel Advisors, CAH, CGP and Mr. Griffin may be deemed to beneficially own 2,443,222 Class A common shares. The address for each of CM, CG, Citadel Advisors, CAH and Mr. Griffin is 131 S. Dearborn Street, 32nd Floor, Chicago, Illinois 60603.
5
As reported on Form 13G filed with the SEC on February 8, 2018, consists of Class A common shares beneficially owned by (i) Point72 Asset Management, L.P. (“Point72 Asset Management”); (ii) Point72 Capital Advisors, Inc. (“Point72 Capital Advisors Inc.”); (iii) Cubist Systematic Strategies, LLC (“Cubist Systematic Strategies”); (iv) Point72 Asia (Hong Kong) Limited (“Point72 Asia (Hong Kong)”); (v) Point72 Europe (London) LLP (“Point72 Europe (London)”); and (vi) Steven A. Cohen (“Mr. Cohen”). Point72 Asset Management, Point72 Capital Advisors Inc., Cubist Systematic Strategies, Point72 Asia (Hong Kong), Point72 Europe (London), and Mr. Cohen own directly no Class A common shares. Pursuant to an investment management agreement, Point72 Asset Management maintains investment and voting power with respect to the securities held by certain investment funds it manages. Point72 Capital Advisors Inc. is the general partner of Point72 Asset Management. Pursuant to an investment management agreement, Cubist Systematic Strategies maintains investment and voting power with respect to the securities held by certain investment funds it manages. Pursuant to an investment management agreement, Point72 Asia (Hong Kong) maintains investment and voting power with respect to the securities held by certain investment funds it manages. Pursuant to an investment management agreement, Point72 Europe (London) maintains investment and voting power with respect to the securities held by certain investment funds it manages. Mr. Cohen controls each of Point72 Asset Management, Point72 Capital Advisors Inc., Cubist Systematic Strategies, Point72 Asia (Hong Kong), and Point72 Europe (London). By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, each of (i) Point72 Asset Management, Point72 Capital Advisors Inc., and Mr. Cohen may be deemed to beneficially own 1,875,000 Class A common shares (constituting approximately 4.8% of the Class A common shares outstanding); (ii) Cubist Systematic Strategies and Mr. Cohen may be deemed to beneficially own 200 Class A common shares (constituting less than 0.1% of the Class A common shares outstanding); (iii) Point72 Asia (Hong Kong) and Mr. Cohen may be deemed to beneficially own 51,424 Class A common shares (constituting approximately 0.1% of the Class A common shares outstanding); and (iv) Point72 Europe (London) and Mr. Cohen may be deemed to beneficially own 50,000 Class A common shares (constituting approximately 0.1% of the Class A common shares outstanding). Each of Point72 Asset Management, Point72 Capital Advisors Inc., Cubist Systematic Strategies, Point72 Asia (Hong Kong), Point72 Europe (London), and Mr. Cohen disclaims beneficial ownership of any of the securities covered by this statement. The address of the principal business office of (i) Point72 Asset Management, Point72 Capital Advisors Inc., and Mr. Cohen is 72 Cummings Point Road, Stamford, CT 06902; (ii) Cubist Systematic Strategies is 330 Madison Avenue, New York, NY 10173; (iii) Point72 Asia (Hong Kong) is 17th Floor, York House, The Landmark, 15 Queen’s Road Central, Hong Kong; and (iv) Point72 Europe (London) is 8 St. James’s Square, London, SW1Y 4JU, United Kingdom.

As of March 8, 2018, we had 2 shareholders of record. One record holder, CEDE & CO., a nominee of The Depository Trust Company, was a resident of the United States, which held an aggregate of 39,417,765 of our Class A common shares, representing approximately 42.6 % of our outstanding common shares. Since some of the shares are held by nominees, the number of shareholders may not be representative of the number of beneficial owners.

B. Related party transactions

Transactions with Dufry

Supply

Dufry is one of our largest suppliers of products. In particular, Dufry is the largest supplier of products for our duty free operations, including liquors and perfumes. For the years ended December 31, 2017, 2016, and 2015, $67.4 million, $64.5 million and $46.3 million, respectively, of cost of goods sold was attributable to purchases of products from Dufry. We expect Dufry to continue to supply us with products as contemplated by the Master Relationship Agreement entered into in connection with our initial public offering. See “– New agreements with Dufry – Master relationship agreement.”

Franchise and other services

We have historically paid a franchise fee to Dufry to license brands owned by Dufry or its subsidiaries, including the Dufry, Hudson, Nuance and World Duty Free brands, and to receive ancillary franchise services from Dufry including centralized support services, such as treasury, internal audit and other similar services. We expect Dufry or its subsidiaries to continue to license these brands to us and provide us with ancillary franchise services pursuant to the terms of the agreements entered into in connection with our initial public offering. See “– New agreements with Dufry – Franchise agreements” and “– New agreements with Dufry – Trademark license agreement.”

We have historically received a fee from Dufry for our provision of consultation services to Dufry to assist Dufry in store concept and design, primarily for duty-paid stores outside the continental United States and Canada and in connection with the development, enhancement, maintenance, protection and exploitation of the Hudson brand. We expect to continue to provide Dufry with consultation services pursuant to the terms of new franchise agreements, all as contemplated by the Master Relationship Agreement entered into in connection with our initial public offering. See “New agreements with Dufry – Master relationship agreement”.

We recorded $50.6 million, $50.1 million and $44.2 million in net expenses for all such services, respectively, for the years ended December 31, 2017, 2016 and 2015.

Treasury operations

We have historically been an integral part of Dufry’s global treasury and cash management operations and we expect to continue to be an integral part of such operations. We also participate in Dufry Group’s cash pooling arrangement. See “Item 5. Operating and Financial Review and Prospects – B. Liquidity and capital resources – Dufry group cash pooling.”

At December 31, 2017, 2016 and 2015, we owed $520.4 million, $475.2 million and $483.1 million, respectively, to Dufry pursuant to long-term financial loans (excluding current portion). We were charged $ℵ29.5 million, $29.1 million and $24.8 million in each of the years ended December 31, 2017, 2016 and 2015, respectively, in interest to Dufry. The weighted-average annual interest rate on our loans from Dufry for the years ended December 31, 2017, 2016 and 2015 was 5.7%, 5.9 % and 5.9%, respectively per year. In connection with the Reorganization Transactions, on August 1, 2017 we entered into an additional loan of CAD$195.0 million with Dufry. We repaid CAD$45.0 million on August 1, 2017. Interest on this loan is 3.8900 % for CAD$65.0 million, with the remaining CAD$85.0 million bearing no interest. For further details, see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and capital resources – Indebtedness.”

We expect to continue to borrow from Dufry, engage in cash pooling with other Dufry entities and receive other treasury services from Dufry, in each case as contemplated by the Master Relationship Agreement entered into in connection with our initial public offering. See “– New agreements with Dufry – Master relationship agreement.”

New agreements with Dufry

In connection with our initial public offering, we entered into a series of new agreements with Dufry. Most importantly, we entered into the following agreements:

Master relationship agreement
This agreement governs the general commercial relationship between us and other members of the Dufry Group. Recognizing our position as an integral part of the Dufry Group, the agreement provides, among other things, that:
–
we will provide information concerning our business to Dufry upon request;

–
subject to applicable law, we will not publish press releases concerning our business, results of operations or financial condition, reports, notices, proxy or information statements, registration statements or prospectuses without Dufry’s consent;

–
we will cooperate with Dufry with respect to various matters, including the preparation of its public reports;

–
unless we obtain Dufry’s consent, we will borrow funds only pursuant to facilities provided by members of the Dufry Group, and any such borrowing will be on substantially the same terms as our outstanding borrowings from members of the Dufry Group at the date of our initial public offering, provided that the principal amount, interest rate (which may be fixed or floating) and term of future borrowings may vary from facility to facility, and the interest rate that Dufry charges us will correspond to Dufry’s weighted average cost of debt funding in the currency of our borrowings at the time that we borrow or refinance any such debt or, if a floating rate of interest is applied, Dufry’s weighted average cost of debt funding at each interest reset date, in each case plus an administration fee to reflect the cost to Dufry of providing the service;

–
unless we obtain Dufry’s consent, we will execute foreign exchange transactions only through members of the Dufry Group, and if Dufry executes such foreign exchange transactions for us, it may execute them either with a third person on our behalf at the best quoted price or directly with us at the best price quoted by a third person, in each case as reasonably determined by Dufry, plus an administration fee to reflect the cost to Dufry of providing the service;

–
Dufry may direct us to deposit cash in any Dufry Group cash pooling arrangement up to the aggregate principal amount of borrowings by us from Dufry then outstanding, and such cash deposited by us may be used to secure any credit positions in the cash pooling arrangements, either of us or our subsidiaries, or other Dufry Group members, and with Dufry’s consent, we may borrow from any cash pool at the then-prevailing market rate applicable to borrowings by similar borrowers from the bank operating the cash pooling arrangement, as reasonably determined by Dufry, plus an administration fee to reflect the cost to Dufry of providing the service; the agreement also provides that in the event of the insolvency, bankruptcy, receivership or other similar status of Dufry, the amount of any borrowing by us from Dufry should be set off against any amount deposited by us in any cash pooling arrangement that is not returned to us;

–
at Dufry’s option, we will purchase certain categories of products for sale, either directly from Dufry or through a third person with which Dufry has a supply arrangement, at prices to be determined by Dufry in accordance with its transfer pricing policy as then in effect for all members of the Dufry Group;

–
we will do all things necessary to comply with Dufry Group’s policies in effect from time to time;

–
we will support the Dufry Group in its global sales and marketing strategy and take any action requested by Dufry in furtherance thereof that does not materially adversely affect us;

–
we will use, apply and implement any information technology system, application or software required by Dufry, and we will be responsible to Dufry for the costs of any such system, application or software, as well as any support services provided by Dufry, on the basis of the cost to the Dufry Group (including the cost of Dufry Group employees) for such product or service plus an administration fee to reflect the cost to Dufry of providing the service;

–
we will reimburse the Dufry Group for all costs incurred by the Dufry Group in connection with the granting and vesting of any awards to our employees of the Company Group, either before or after our initial public offering, pursuant to the Dufry PSU Plan; and

–
at Dufry’s option, we will participate in any insurance policy or arrangement that Dufry effects for the members of the Dufry Group, and we will be responsible for any costs (incurred by Dufry or otherwise) associated with effecting or maintaining such policy or arrangement, as determined by Dufry in its sole discretion.

The agreement will terminate on the date when there are no issued and outstanding Class B common shares. Also, Dufry may terminate the agreement without cause upon six months’ notice to us. The agreement is governed by the Laws of Switzerland and if any dispute is not settled by mediation, it will be finally resolved by arbitration in accordance with the Swiss Rules of International Arbitration of the Swiss Chambers’ Arbitration Institution.

Franchise agreements
As contemplated by the Master Relationship Agreement certain of our subsidiaries will maintain various franchise agreements with the Dufry Group. The franchise agreements provide us with access to:
–
franchise intellectual property (such as trademarks), including guidance and training on its use;

–
franchise business concepts;

–
franchise global distribution center tools;

–
franchise supporting knowhow, such as marketing and promotion knowhow and training; and

–
ancillary franchise services, such as centralized support services including treasury, internal audit, legal, tax and other services to support the franchise.

In exchange for these access rights and support services, we pay members of the Dufry Group franchise fees, which will vary depending on the trademark under which sales were made. We pay franchise fees equal to:
–
3% of net sales for duty-free sales under the Dufry, Nuance and World Duty Free trademarks;

–
2% of net sales for duty-free sales not under any such trademark; and

–
0.35% of net sales for duty-paid sales.

Each franchise agreement may be terminated by Dufry without cause upon six months’ notice. Upon failure to cure a default under a franchise agreement within ten days of receiving notice of such default, the non-defaulting party may terminate the agreement. The agreements will also terminate on the date that the Master Relationship Agreement terminates. The franchise agreements are governed by Swiss law. The other franchise agreements are on substantially the same terms as the Hudson brand franchise agreement.

Trademark license agreement
Separate to the franchise agreements, Dufry has granted us a seven-year license to use the Hudson brand and trademark within the continental United States, Hawaii and Canada. We will not pay Dufry any fee for such license.

Upon failure to cure a default under the trademark license agreement within ten days of receiving notice of such default, the non-defaulting party may terminate the agreement. The agreement will also terminate on the date that the Master Relationship Agreement terminates. The trademark license agreement is governed by Swiss law.

Registration rights agreement

In connection with our initial public offering, we have entered into a registration rights agreement with Dufry International AG. The registration rights agreement grants Dufry International AG and its designees specified registration rights in connection with any transfer of Class A common shares issuable to us or our affiliates upon conversion of any Class B common shares. See “Item 10. Additional Information – B. Memorandum of association and bye-laws – Common shares –  Conversion.” As a result, Dufry International AG may require us to use reasonable best efforts to effect the registration under the Securities Act of our Class A common shares that they or their affiliates own, in each case at our own expense. The registration rights agreement also provides that we will indemnify Dufry International AG in connection with the registration of our Class A common shares.

Transactions with entities controlled by Mr. James Cohen

During the years ended December 31, 2017, 2016 and 2015, we paid $20.7 million, $20.6 million and $23.5 million, respectively, to Hudson News Distributors, LLC and Hudson RPM Distributors, LLC, which are entities controlled by Mr. James Cohen, for the supply of magazines and other periodicals. We do not have a long-term distribution contract with these entities, but we expect to continue purchasing magazines and other periodicals from them. Mr. Cohen is the former controlling shareholder of our business, is a current shareholder of Dufry and a member of a group of shareholders that hold or control approximately 20 % of Dufry’s issued and outstanding shares, and was a member of Dufry’s board of directors from 2009 until April 2016. Mr. Cohen is invited to attend meetings of Dufry’s board of directors as a guest of the chairman from time to time.

We have subleased to Hudson Media, Inc., a company controlled by Mr. Cohen and his family, approximately 2,000 usable square feet, and provide office services, at our offices in East Rutherford, New Jersey, pursuant to an agreement entered into between Hudson Group Holdings, Inc. and Hudson Media, Inc. prior to our acquisition by Dufry. In connection therewith, Hudson Media, Inc. has paid approximately $16,800 annually in rent to us for each of the years ended December 31, 2017, 2016 and 2015. In addition, Hudson Media, Inc. currently occupies an additional area of approximately 2,000 usable square feet at no additional charge. Pursuant to a termination agreement, as amended, between the parties, Hudson Media, Inc. agreed to vacate the space it occupies in our offices, but had not done so as of the date of this annual report.

In addition, in connection with the sale of their interests in our business, entities affiliated with Mr. Cohen entered into a Trademark Co-Existence Agreement (the “TCEA”) with us in 2008 (prior to Dufry’s acquisition of us later that year). The TCEA granted us the exclusive ownership of certain trademarks (Hudson News, Hudson Group, Hudson Booksellers, Hudson Group Retail Specialists, Hudson, the “Retail Marks”), which we have subsequently transferred to Dufry, and the entities affiliated with Mr. Cohen exclusive ownership of certain other marks (Hudson News Distributors, Hudson RPM Distributors, Magazine Distributors, the “Wholesale Marks”). We may not use the Wholesale Marks in connection with any distribution business, and the entities affiliated with Mr. Cohen may not use the Wholesale Marks in connection with any retail business. However, entities affiliated with Mr. Cohen may use other names and marks containing the terms “Hudson” or “Hudson News” in conjunction with the word or words “distributors,” “distribution,” “wholesale” and / or other words that clearly identify or reference the distribution business. Each party also agreed not to apply for any related mark in the other’s sphere of operations. The term of the TCEA is indefinite and runs until terminated by mutual written agreement.

Related person transaction policy

In connection with our initial public offering, we adopted a policy regarding approval by the audit committee, subject to certain exceptions, of certain transactions between us and a related person (as defined below). Transactions subject to the policy include the following transactions in which a related person has or will have a direct or indirect material interest:
–
any transaction or series of transactions with a related person that is material to us or the related person, or

–
any transactions that are unusual in their nature or conditions, involving goods, services, or tangible or intangible assets, to which we are a party.

For purposes of the policy, “related person” means:
–
any director or executive officer of (i) the Company or (ii) an affiliated entity of the Company (including directors and members of the Global Executive Committee of Dufry and the Divisional Executive Committee of Dufry);

–
any immediate family member of a director or executive officer of (i) the Company or (ii) an affiliated entity of the Company (including directors and members of the Global Executive Committee of Dufry and the Divisional Executive Committee of Dufry);

–
any nominee for director of (i) the Company or (ii) an affiliated entity of the Company (including Dufry) and the immediate family members of such nominee;

–
a 10 % beneficial owner of the Company’s voting securities or any immediate family member of such owner; and

–
enterprises in which a substantial interest in the voting power is owned, directly or indirectly by a person described in any of immediately preceding four bullet points or over which such a person is able to exercise significant influence.

Arrangements with related parties existing at the date of our initial public offering and new arrangements with related parties that were entered into in connection with our initial public offering, in each case (i) that were described in the prospectus for our initial public offering, (ii) including any subsequent amendment to any such arrangement that is not material to the Company and (iii) any ancillary services provided in connection therewith, will not require review, approval or ratification pursuant to the policy.

C. Interests of experts and counsel
Not applicable.

ITEM 8. FINANCIAL INFORMATION
A. Combined statements and other financial information

Financial statements

See “Item 18. Financial Statements,” which contains our audited combined financial statements prepared in accordance with IFRS as issued by IASB.

Legal proceedings

We have extensive operations, and are defendants in a number of court, arbitration and administrative proceedings, and, in some instances, are plaintiffs in similar proceedings. Actions, including class action lawsuits, filed against us from time to time include commercial, tort, customer, employment (such as wage and hour and discrimination), tax, administrative, customs and other claims, and the remedies sought in these claims can be for material amounts.

Dividends and dividend policy

We do not currently intend to pay cash dividends on our common shares in the foreseeable future. Any future determination to pay cash dividends will be subject to the discretion of our board of directors in accordance with applicable law and dependent on a variety of factors including our financial condition, earnings, results of operations, current and anticipated cash needs, plans for growth, level of indebtedness, legal requirements, general business conditions and other factors that the board of directors deems relevant. Any payment of dividends will be at the discretion of our board of directors and we cannot assure you that we will pay any dividends to holders of our common shares, or as to the amount of any such dividends if our board of directors determines to do so.

Under Bermuda law, a company may not declare or pay a dividend if there are reasonable grounds to believe that: (i) the company is, or would after the payment be, unable to pay its liabilities as they become due, or (ii) the realizable value of its assets would thereby be less than its liabilities. Under our bye-laws, each Class A and Class B common share will be entitled to dividends if, as and when dividends are declared by our board of directors, subject to any preferred dividend right of the holders of any preference shares.

Any dividends we declare on our common shares will be in respect of our Class A and Class B common shares, and will be distributed such that a holder of one of our Class B common shares will receive the same amount of the dividends that are received by a holder of one of our Class A common shares. We will not declare any dividend with respect to the Class A common shares without declaring a dividend on the Class B common shares, and vice versa.

We are a holding company and have no material assets other than our direct and indirect ownership of our operating subsidiaries. If we were to distribute a dividend at some point in the future, we would cause the operating subsidiaries to make distributions to us in an amount sufficient to cover any such dividends to the extent permitted by our subsidiaries’ financing agreements, if any.

B. Significant changes

A discussion of the significant changes in our business can be found under “Item 4. Information on the Company – B. Business overview.”

ITEM 9. THE OFFER AND LISTING
A. Offering and listing details
Not applicable.

B. Plan of distribution
Not applicable.

C. Markets
On February 5, 2018, we completed our initial public offering and listed our common shares on the New York Stock Exchange (the “NYSE”).

Our common shares have been listed on the NYSE under the symbol “HUD” since February 1, 2018.

The table below presents, for the periods indicated, the high and low closing prices of our Class A common shares on the NYSE.

	CLASS A COMMON SHARES
U.S.$ PER SHARE	HIGH	LOW
MONTHLY PRICE HISTORY
February 2018	18.00	15.36
March 2018 (through March 8, 2018)	16.23	15.00

D. Selling shareholders
Not applicable.

E. Dilution
Not applicable.

F. Expenses of the issue
Not applicable.

ITEM 10. ADDITIONAL INFORMATION
A. Share capital
Not applicable.

B. Memorandum of association and bye-laws
The following is a description of the material terms of our bye-laws and memorandum of association which were effected in connection with the completion of our initial public offering. The following description may not contain all of the information that is important to you and we therefore refer you to our bye-laws and memorandum of association, copies of which are filed with the SEC as exhibits to the registration statement filed in connection with our initial public offering.

General
We are a Bermuda exempted company with limited liability. We are registered with the Registrar of Companies in Bermuda under registration number 52620. We were incorporated on May 30, 2017 under the name Hudson Ltd. Our registered office is located at 2 Church Street, Hamilton HM11, Bermuda. Our affairs are governed by our memorandum of association and bye-laws and the Companies Act 1981 of Bermuda (the “Companies Act”).

The objects of our business are unrestricted, and the company has the capacity of a natural person. We can therefore undertake activities without restriction on our capacity.

A register of holders of the common shares is maintained by Conyers Corporate Services (Bermuda) Limited in Bermuda, and a branch register will be maintained in the United States by Computershare Trust Company, N.A., who serves as branch registrar and transfer agent. As of March 8, 2018, there were issued and outstanding 39,417,765 Class A common shares, par value $0.001 per share, and 53,093,315 Class B common shares, par value $0.001 per share. As of March 8, 2018, our authorized share capital consisted of  2,000,000,000 Class A common shares, par value $0.001 per share, 1,000,000,000 Class B common shares, par value $0.001 per share, and 100,000,000 undesignated preference shares, par value $0.001 per share.

Pursuant to our bye-laws, subject to any resolution of the shareholders to the contrary, our board of directors is authorized to issue any of our authorized but unissued shares. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our shares.

Common Shares

General

All of our issued and outstanding common shares are fully paid and non-assessable. Certificates representing our issued and outstanding common shares are generally not issued and legal title to our issued shares is recorded in registered form in the register of members. Our issued and outstanding common shares consist of Class A and Class B common shares. Holders of Class A and Class B common shares have the same rights other than with respect to voting and conversion rights. Holders of our common shares have no preemptive, redemption, conversion or sinking fund rights (except as described below under the heading “ – Conversion”). If we issue any preference shares, the rights, preferences and privileges of holders of our Class A and Class B common shares will be subject to, and may be adversely affected by, the rights of the holders of such preference shares.

Dividends

The holders of our common shares will be entitled to such dividends as may be declared by our board of directors, subject to the Companies Act and our bye-laws. Dividends and other distributions on issued and outstanding shares may be paid out of the funds of the Company lawfully available for such purpose, subject to any preference of any issued and outstanding preference shares. Dividends and other distributions will be distributed among the holders of our common shares on a pro rata basis.

Under Bermuda law, we may not declare or pay any dividends if there are reasonable grounds for believing that (i) we are, or after the payment of such dividends would be, unable to pay our liabilities as they become due, or (ii) the realizable value of our assets would thereby be less than our liabilities. There are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares.

Voting Rights

Each Class A common share is entitled to one vote, and each Class B common share is entitled to 10 votes, on all matters upon which the shares are entitled to vote.

The quorum required for a general meeting of shareholders to consider any resolution or take any action, including with respect to any meeting convened to consider or adopt a resolution required for an amalgamation or merger of the Company, is one or more persons present and representing in person or by proxy at least 15% of the votes eligible to be cast at any such general meeting, provided that for so long as there are any Class B common shares issued and outstanding, at least one holder of Class B common shares shall be required to be present in person or by proxy to constitute a quorum.

To be passed at a general meeting of the Company, a resolution (including a resolution required for an amalgamation or merger of the Company) requires the affirmative vote of at least a majority of the votes cast at such meeting.

Subject to the Companies Act, at any general meeting of the Company a resolution put to the vote of the meeting shall be voted upon in such manner as the chairman of the meeting shall decide. The chairman of the meeting shall direct the manner in which the shareholders participating in such meeting may cast their votes. A poll may be demanded by (i) the chairman of the meeting; (ii) at least three shareholders present or voting by proxy or (iii) one or more shareholders present or represented by proxy holding not less than one-tenth of the total voting rights of the shareholders holding all of the issued and outstanding Class A and Class B common shares and any other shares of the Company or not less than one-tenth of the aggregate sum paid up on all issued and outstanding Class A and Class B common shares and any other shares of the Company having the right to attend and vote.

Conversion

Each Class B common share is convertible into one Class A common share at any time at the option of the holder of such Class B common share. Any Class B common shares that are converted into Class A common shares may not be reissued. The disparate voting rights of our Class B common shares will not change upon transfer unless such Class B common shares are first converted into our Class A common shares. Further, each Class B common share will automatically convert into one Class A common share upon any transfer thereof to a person or entity that is not an affiliate of the holder of such Class B common shares. Further, all of our Class B common shares will automatically convert into Class A common shares upon the date when all holders of Class B common shares together cease to hold Class B common shares representing, in the aggregate, 10% or more of the total number of Class A and Class B common shares issued and outstanding.

Variation of rights

As a matter of Bermuda law, the holders of one class of shares may not vary the voting rights of such class of shares relative to another class of shares, without the approval of the holders of each other class of our voting shares then in issue. As such, if at any time we have more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied either: (i) with the consent in writing of the holders of a majority of the issued shares of that class; or (ii) with the sanction of a resolution passed by a majority of the votes cast at a general meeting of the relevant class of shareholders at which a quorum consisting of shareholders representing 10% of the issued shares of the relevant class is present. In addition, as the rights attaching to any class of shares are set forth in our bye-laws, a resolution of a general meeting of the Company is required to be passed to amend the bye-laws to vary such rights. For purposes of the Class A or Class B common shares, the only rights specifically attaching to such shares that may be varied as described in this paragraph are the voting, dividend and liquidation rights.

Our bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of existing shares, vary the rights attached to existing shares. In addition, the creation or issue of preference shares ranking prior to common shares will not be deemed to vary the rights attached to common shares or, subject to the terms of any other series of preference shares, to vary the rights attached to any other series of preference shares.

Further, our Class B common shares will automatically convert into Class A common shares on the date when all holders of Class B common shares together cease to hold Class B common shares representing, in the aggregate, 10% or more of the total number of Class A and Class B common shares issued and outstanding.

Transfer of shares

Our board of directors may in its absolute discretion and without assigning any reason refuse to register the transfer of a share that is not fully paid. Our board of directors may also refuse to recognize an instrument of transfer of a share unless it is accompanied by the relevant share certificate and such other evidence of the transferor’s right to make the transfer as our board of directors shall reasonably require. Subject to these restrictions, a holder of common shares may transfer the title to all or any of its common shares by completing a form of transfer in the form set out in our bye-laws (or as near thereto as circumstances admit) or in such other common form as the board may accept. The instrument of transfer must be signed by the transferor and transferee, although in the case of a fully paid share our board of directors may accept the instrument signed only by the transferor.

Liquidation

In the event of our liquidation, dissolution or winding up, the holders of our Class A and Class B common shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any issued and outstanding preference shares.

Election and removal of directors

Our bye-laws provide that our board shall consist of nine directors. Our board is divided into three classes that are, as nearly as possible, of equal size. Each class of directors is elected for a three-year term of office, but the terms are staggered so that the term of only one class of directors expires at each annual general meeting.

Our bye-laws provide that the number of shareholders necessary to nominate a director is either (i) any number of shareholders representing at least 5% of the votes eligible to be cast at any general meeting of the Company by shareholders holding all of the issued and outstanding Class A and Class B common shares and any other shares of the Company having the right to vote; or (ii) not less than 100 shareholders of the Company. Any such eligible group of shareholders wishing to propose for election as a director someone who is not an existing director or is not proposed by our board must give notice of the intention to propose the person for election. Such notice must be given to the secretary or the chairman of the Company at any time between 1 January and 1 March of the year the general meeting to vote on such proposal will be held.

Our bye-laws provide that, at any time, a director may be removed by either (i) an affirmative vote of at least a majority of the votes cast at a general meeting of the Company; or (ii) the written consent of any number of holders of common shares representing at least a majority of the votes eligible to be cast at a general meeting.

Proceedings of board of directors

Our bye-laws provide that our business is to be managed and conducted by our board of directors. Bermuda law permits individual and corporate directors and there is no requirement in our bye-laws or Bermuda law that directors hold any of our shares.

The remuneration of our directors is determined by our board of directors, and there is no requirement that a specified number or percentage of  “independent” directors must approve any such determination. Our directors may also be paid all travel, hotel and other expenses properly incurred by them in connection with our business or their duties as directors.

Provided a director discloses a direct or indirect interest in any contract or arrangement with us as required by Bermuda law, such director is entitled to vote in respect of any such contract or arrangement in which he or she is interested unless he or she is disqualified from voting by the chairman of the relevant board meeting.

Indemnity of directors and officers

We have adopted provisions in our bye-laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. Subject to Section 14 of the Securities Act, which renders void any waiver of the provisions of the Securities Act, our bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We have purchased and maintain a directors’ and officers’ liability policy for such a purpose.

Corporate opportunities

Our bye-laws will provide that, to the fullest extent permitted by applicable law, we, on our behalf and on behalf of our subsidiaries, renounce any interest or expectancy in, or in being offered an opportunity to participate in, any corporate opportunities, that are from time to time presented to Dufry or any of its officers, directors, employees, agents, shareholders, members, partners, affiliates or subsidiaries (other than us and our subsidiaries), even if the opportunity is one that we or our subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so. Neither Dufry nor its officers, directors, employees, agents, shareholders, members, partners, affiliates or subsidiaries will generally be liable to us or any of our subsidiaries for breach of any fiduciary or other duty, as a director or otherwise, by reason of the fact that such person pursues or acquires such corporate opportunity, directs such corporate opportunity to another person or fails to present such corporate opportunity, or information regarding such corporate opportunity, to us or our subsidiaries. In the case of any such person who is a director or officer of the Company and who is expressly offered such corporate opportunity in writing solely in his or her capacity as a director or officer of the Company, such director or officer shall be obligated to communicate such opportunity to the Company. Existing and new shareholders will be deemed to have notice of and to have consented to the provisions of our bye-laws, including the corporate opportunity policy.

Preference shares
Pursuant to Bermuda law and our bye-laws, our board of directors may establish by resolution one or more series of preference shares in such number and with such designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board without any further shareholder approval. Such rights, preferences, powers and limitations could have the effect of discouraging an attempt to obtain control of the Company.

Capitalization of profits and reserves
Pursuant to our bye-laws, our board of directors may (i) capitalize any part of the amount of our share premium or other reserve accounts or any amount credited to our profit and loss account or otherwise available for distribution by applying such sum in paying up unissued shares to be allotted as fully paid bonus shares pro rata (except in connection with the conversion of shares) to the shareholders; or (ii) capitalize any sum standing to the credit of a reserve account or sums otherwise available for dividend or distribution by paying up in full, partly paid or nil paid shares of those shareholders who would have been entitled to such sums if they were distributed by way of dividend or distribution.

Meetings of shareholders
Under Bermuda law, a company is required to convene at least one general meeting of shareholders each calendar year (the “annual general meeting”). However, the shareholders may by resolution waive this requirement, either for a specific year or period of time, or indefinitely. When the requirement has been so waived, any shareholder may, on notice to the company, terminate the waiver, in which case an annual general meeting must be called.

Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Our bye-laws provide that the chairman of the board or our board of directors may convene an annual general meeting or a special general meeting. Under our bye-laws, at least fourteen days’ notice of an annual general meeting or a special general meeting must be given to each shareholder entitled to vote at such meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting by all of the shareholders entitled to attend and vote at such meeting; or (ii) in the case of a special general meeting by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% in nominal value of the shares entitled to vote at such meeting.

The quorum required for a general meeting of shareholders to consider any resolution or take any action, including with respect to any meeting convened to consider or adopt a resolution required for an amalgamation or merger of the Company, is one or more persons present and representing in person or by proxy common shares representing at least 15% of the votes eligible to be cast at any such general meeting, provided that for so long as there are any Class B common shares issued and outstanding, at least one holder of Class B common shares shall be required to be present in person or by proxy to constitute a quorum.

Certain provisions of Bermuda law
We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to United States residents who are holders of our common shares.

Consent under the Exchange Control Act 1972 (and its related regulations) has been received from the Bermuda Monetary Authority for the issue and transfer of our Class A common shares to and between non-residents of Bermuda for exchange control purposes provided our Class A common shares remain listed on an appointed stock exchange, which includes the New York Stock Exchange. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this annual report. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.

In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, we are not bound to investigate or see to the execution of any such trust. We will take no notice of any trust applicable to any of our shares, whether or not we have been notified of such trust.

Comparison of Bermuda Corporate Law and U.S. Corporate Law
You should be aware that the Companies Act, which applies to us, differs in certain material respects from laws generally applicable to Delaware corporations and their stockholders. In order to highlight these differences, set forth below is a summary of certain significant provisions of the Companies Act (including modifications adopted pursuant to our bye-laws) and Bermuda common law applicable to us that differ in certain respects from provisions of the General Corporation Law of the State of Delaware. Because the following statements are summaries, they do not address all aspects of Bermuda law that may be relevant to us and you or all aspects of Delaware law that may differ from Bermuda law.

Duties of directors

Our bye-laws provide that our business is to be managed and conducted by our board of directors. Under Bermuda common law, members of the board of directors of a Bermuda company owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty includes the following essential elements:
–
a duty to act in good faith in the best interests of the company;

–
a duty not to make a personal profit from opportunities that arise from the office of director;

–
a duty to avoid conflicts of interest; and

–
a duty to exercise powers for the purpose for which such powers were intended.

The Companies Act imposes a duty on directors and officers of a Bermuda company to act honestly and in good faith with a view to the best interests of the company, and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition, the Companies Act imposes various duties on directors and officers of a company with respect to certain matters of management and administration of the company. Directors and officers generally owe fiduciary duties to the company, and not to the company’s individual shareholders. Our shareholders may not have a direct cause of action against our directors.

Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its stockholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of corporate employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner that the director reasonably believes to be in the best interests of the stockholders.

Delaware law provides that a party challenging the propriety of a decision of a board of directors bears the burden of rebutting the applicability of the presumptions afforded to directors by the “business judgment rule.” The business judgment rule is a presumption that in making a business decision, directors acted on an informed basis and that the action taken was in the best interests of the company and its stockholders, and accordingly, unless the presumption is rebutted, a board’s decision will be upheld unless there can be no rational business purpose for the action or the action constitutes corporate waste. If the presumption is not rebutted, the business judgment rule attaches to protect the directors and their decisions, and their business judgments will not be second guessed. Where, however, the presumption is rebutted, the directors bear the burden of demonstrating the entire fairness of the relevant transaction. Notwithstanding the foregoing, Delaware courts may subject directors’ conduct to enhanced scrutiny in respect of defensive actions taken in response to a threat to corporate control or the approval of a transaction resulting in a sale of control of the corporation.

Interested directors

Bermuda law and our bye-laws provide that if a director has an interest in a material transaction or proposed material transaction with us or any of our subsidiaries or has a material interest in any person that is a party to such a transaction, the director must disclose the nature of that interest at the first opportunity either at a meeting of directors or in writing to the directors. Our bye-laws provide that, after a director has made such a declaration of interest, he is allowed to be counted for purposes of determining whether a quorum is present and to vote on a transaction in which he has an interest, unless disqualified from doing so by the chairman of the relevant board meeting.

Under Delaware law, such transaction would not be voidable if  (i) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, (ii) such material facts are disclosed or are known to the stockholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote thereon or (iii) the transaction is fair as to the company as of the time it is authorized, approved or ratified. Under Delaware law, such interested director could be held liable for a transaction in which such director derived an improper personal benefit.

Voting rights and Quorum requirements

Under Bermuda law, the voting rights of our shareholders are regulated by our bye-laws and, in certain circumstances, the Companies Act. Under our bye-laws, the quorum required for a general meeting of shareholders to consider any resolution or take any action, including with respect to any meeting convened to consider or adopt a resolution required for an amalgamation or merger of the Company, is one or more persons present and representing in person or by proxy at least 15% of the votes eligible to be cast at any such general meeting, provided that for so long as there are any Class B common shares issued and outstanding, at least one holder of Class B common shares shall be required to be present in person or by proxy to constitute a quorum.

Any individual who is our shareholder and who is present at a meeting and entitled to vote at such meeting, may vote in person, as may any corporate shareholder that is represented by a duly authorized representative at a meeting of shareholders. Our bye-laws also permit attendance at general meetings by proxy, provided the instrument appointing the proxy is in the form specified in the bye-laws or such other form as the board may determine. Under our bye-laws, each holder of Class A common shares is entitled to one vote per Class A common share held and each holder of Class B common shares is entitled to 10 votes per Class B common share held.

Under Delaware law, unless otherwise provided in a company’s certificate of incorporation, each stockholder is entitled to one vote for each share of stock held by the stockholder. Delaware law provides that unless otherwise provided in a company’s certificate of incorporation or by-laws, a majority of the shares entitled to vote, present in person or represented by proxy, constitutes a quorum at a meeting of stockholders. In matters other than the election of directors, with the exception of special voting requirements related to extraordinary transactions, and unless otherwise provided in a company’s certificate of incorporation or by-laws, the affirmative vote of a majority of shares present in person or represented by proxy at the meeting entitled to vote is required for stockholder action, and the affirmative vote of a plurality of shares is required for the election of directors.

Dividend rights

Under Bermuda law, a company may not declare or pay dividends if there are reasonable grounds for believing that: (i) the company is, or after the payment of such dividends would be, unable to pay its liabilities as they become due, or (ii) the realizable value of its assets would thereby be less than its liabilities. Under our bye-laws, each Class A and Class B common share is entitled to dividends if, as and when dividends are declared by our board of directors on such classes, subject to any preferred dividend right of the holders of any preference shares. See “ – Common Shares – Dividends” above.

Under Delaware law, subject to any restrictions contained in the company’s certificate of incorporation, a company may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Delaware law also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Amalgamations and mergers

The amalgamation or merger of a Bermuda company with another company or corporation requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. Our bye-laws provide that any amalgamation or merger must be approved by the affirmative vote of at least a majority of the votes cast at a general meeting of the Company.

Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

Under Delaware law, with certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the issued and outstanding shares entitled to vote thereon. Under Delaware law, a stockholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such stockholder may receive cash in the amount of the fair value of the shares held by such stockholder (as determined by a court) in lieu of the consideration such stockholder would otherwise receive in the transaction.

Compulsory acquisition of shares held by minority holders

An acquiring party is generally able to acquire compulsorily the common shares of minority holders of a Bermuda company in the following ways:
–
By a procedure under the Companies Act known as a “scheme of arrangement.” A scheme of arrangement could be effected by obtaining the agreement of the company and of holders of common shares, representing in the aggregate a majority in number and at least 75% in value of the common shareholders present and voting at a court ordered meeting held to consider the scheme of arrangement. The scheme of arrangement must then be sanctioned by the Bermuda Supreme Court. If a scheme of arrangement receives all necessary agreements and sanctions, upon the filing of the court order with the Registrar of Companies in Bermuda, all holders of common shares could be compelled to sell their common shares under the terms of the scheme of arrangement.

–
If the acquiring party is a company it may compulsorily acquire all the shares of the target company, by acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, require by notice any nontendering shareholder to transfer its shares on the same terms as the original offer. In those circumstances, nontendering shareholders will be compelled to sell their shares unless the Supreme Court of Bermuda (on application made within a one-month period from the date of the offeror’s notice of its intention to acquire such shares) orders otherwise.

–
Where the acquiring party or parties hold not less than 95% of the shares or a class of shares of the company, such holder(s) may, pursuant to a notice given to the remaining shareholders or class of shareholders, acquire the shares of such remaining shareholders or class of shareholders. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Supreme Court of Bermuda for an appraisal of the value of their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.

Delaware law provides that a parent corporation, by resolution of its board of directors and without any stockholder vote, may merge with any subsidiary of which it owns at least 90% of each class of its capital stock. Upon any such merger, dissenting stockholders of the subsidiary would have appraisal rights.

Shareholders’ suits

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts would, however, permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner that is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

Subject to Section 14 of the Securities Act, which renders void any waiver of the provisions of the Securities Act, our bye-laws contain a provision by virtue of which our shareholders waive any claim or right of action that they have, both individually and on our behalf, against any director or officer in relation to any action or failure to take action by such director or officer, except in respect of any fraud or dishonesty of such director or officer. The operation of this provision as a waiver of the right to sue for violations of federal securities laws may be unenforceable in U.S. courts.

Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Indemnification of directors and officers

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company.

Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act.

We have adopted provisions in our bye-laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. We also have entered into directors’ service agreements with our directors, pursuant to which we have agreed to indemnify them against any liability brought against them by reason of their service as directors, except in cases where such liability arises from fraud, dishonesty, bad faith, gross negligence, willful default or willful misfeasance. Subject to Section 14 of the Securities Act, which renders void any waiver of the provisions of the Securities Act, our bye-laws provide that our shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of our directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We have purchased and maintain a directors’ and officers’ liability policy for such a purpose.

Under Delaware law, a corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if  (i) such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, such director or officer had no reasonable cause to believe his conduct was unlawful.

Access to books and records and dissemination of information

Members of the general public have a right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include the company’s memorandum of association, including its objects and powers, and certain alterations to the memorandum of association. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company’s audited financial statements, which must be presented to the annual general meeting. The register of members of a company is also open to inspection by shareholders and by members of the general public without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than thirty days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. A company is also required to file with the Registrar of Companies in Bermuda a list of its directors to be maintained on a register, which register will be available for public inspection subject to such conditions as the Registrar may impose and on payment of such fee as may be prescribed. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Delaware law permits any stockholder to inspect or obtain copies of a corporation’s stockholder list and its other books and records for any purpose reasonably related to such person’s interest as a stockholder.

Shareholder proposals

Under Bermuda law, shareholders may, as set forth below and at their own expense (unless the company otherwise resolves), require the company to: (i) give notice to all shareholders entitled to receive notice of the annual general meeting of any resolution that the shareholders may properly move at the next annual general meeting; and/or (ii) circulate to all shareholders entitled to receive notice of any general meeting a statement (of not more than one thousand words) in respect of any matter referred to in the proposed resolution or any business to be conducted at such general meeting. The number of shareholders necessary for such a requisition is either: (i) any number of shareholders representing not less than 10% of the total voting rights of all shareholders entitled to vote at the meeting to which the requisition relates; or (ii) not less than 100 shareholders.

Delaware law provides that stockholders have the right to put any proposal before the annual meeting of stockholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but stockholders may be precluded from calling special meetings.

Calling of special shareholders’ meetings

Under our bye-laws, a special general meeting may be called by the chairman of the board or by a majority of our board of directors. Bermuda law also provides that a special general meeting must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings.

Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bye-laws to call a special meeting of stockholders.

Amendment of memorandum of association and bye-laws

Under our bye-laws, the memorandum of association may be amended by a resolution passed at a general meeting of the Company. Our bye-laws provide that no bye-law shall be rescinded, altered or amended, and no new bye-law shall be made, unless it shall have been approved by a resolution of our board of directors and by a resolution of our shareholders at a general meeting of the Company.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment that alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as such holders may appoint in writing for such purpose. No application may be made by the shareholders voting in favor of the amendment.

Under Delaware law, amendment of the certificate of incorporation, which is the equivalent of a memorandum of association, of a company must be made by a resolution of the board of directors setting forth the amendment, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote or directing that the proposed amendment be considered at the next annual meeting of the stockholders. Delaware law requires that, unless a different percentage is provided for in the certificate of incorporation, a majority of the voting power of the corporation is required to approve the amendment of the certificate of incorporation at the stockholders meeting. If the amendment would alter the number of authorized shares or par value or otherwise adversely affect the rights or preference of any class of a company’s stock, the holders of the issued and outstanding shares of such affected class, regardless of whether such holders are entitled to vote by the certificate of incorporation, are entitled to vote as a class upon the proposed amendment. However, the number of authorized shares of any class may be increased or decreased, to the extent not falling below the number of shares then issued and outstanding, by the affirmative vote of the holders of a majority of the stock entitled to vote, if so provided in the company’s certificate of incorporation that was authorized by the affirmative vote of the holders of a majority of such class or classes of stock.

Under Delaware law, unless the certificate of incorporation or by-laws provide for a different vote, holders of a majority of the voting power of a corporation and, if so provided in the certificate of incorporation, the directors of the corporation have the power to adopt, amend and repeal the by-laws of a corporation. Those by-laws dealing with the election of directors, classes of directors and the term of office of directors may only be rescinded, altered or amended upon approval by a resolution of the directors and by a resolution of shareholders carrying not less than a majority of all shares entitled to vote on the resolution.

C. Material contracts
See “Item 5. Operating and Financial Review and Prospects – B. Liquidity and capital resources – Indebtedness” and “Item 7. Major Shareholders and Related Party Transactions – B. Related party transactions – New agreements with Dufry.”

D. Exchange controls
Consent under the Exchange Control Act 1972 (and its related regulations) has been received from the Bermuda Monetary Authority for the issue and transfer of our Class A common shares to and between non-residents of Bermuda for exchange control purposes provided our Class A common shares remain listed on an appointed stock exchange, which includes the New York Stock Exchange. In granting such consent the Bermuda Monetary Authority accepts no responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this annual report.

E. Taxation

U.K. Tax considerations
The following is a general summary of material U.K. tax considerations relating to the ownership and disposal of Class A common shares. The comments set out below are based on current U.K. tax law as applied in England and Wales, and our understanding of HM Revenue & Customs (“HMRC”) practice (which may not be binding on HMRC) as at the date of this summary, both of which are subject to change, possibly with retrospective effect. They are intended as a general guide and apply to you only if you are a “U.S. Holder” (as defined in the section entitled “Material U.S. federal income tax considerations”). This summary only applies to you if you are not resident in the U.K. for U.K. tax purposes and do not hold Class A common shares for the purposes of a trade, profession, or vocation that you carry on in the U.K. through a branch, agency, or permanent establishment in the U.K. and if you hold Class A common shares as an investment for U.K. tax purposes and are not subject to special rules.

This summary does not address all possible tax consequences relating to an investment in Class A common shares. In particular it does not cover the U.K. inheritance tax consequences of holding Class A common shares. This summary is for general information only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular investor. Holders of Class A common shares are strongly urged to consult their tax advisers in connection with the U.K. tax consequences of their investment in Class A common shares.

U.K. tax residence

We intend to continue to centrally manage and control our affairs from the U.K., such that we are resident for tax purposes solely in the U.K.

U.K. taxation of dividends

We will not be required to withhold amounts on account of U.K. tax at source when paying a dividend in respect of Class A common shares.

U.S. Holders who hold their Class A common shares as an investment and not in connection with any trade carried on by them should not be subject to U.K. tax in respect of any dividends.

U.K. taxation of capital gains

An individual holder who is a U.S. Holder should not be liable to U.K. capital gains tax on capital gains realized on the disposal of his or her Class A common shares unless such holder carries on a trade, profession or vocation in the U.K. through a branch or agency in the U.K. to which the Class A common shares are attributable and subject to the below exception.

An individual holder of Class A common shares who is temporarily non-resident for U.K. tax purposes will, in certain circumstances, become liable to U.K. tax on capital gains in respect of gains realized while he or she was not resident in the U.K.

A corporate holder of Class A common shares that is a U.S. Holder should not be liable for U.K. corporation tax on chargeable gains realized on the disposal of Class A common shares unless it carries on a trade in the U.K. through a permanent establishment to which the Class A common shares are attributable.

Stamp duty and stamp duty reserve tax

No stamp duty reserve tax should be payable on any agreement to transfer Class A common shares, provided that Class A common shares are not registered in a register kept on our behalf in the U.K. and that Class A common shares are not paired with shares issued by a U.K. incorporated company. It is not intended that such a register will be kept in the U.K. or that Class A common shares will be paired with shares issued by a U.K. incorporated company.

No stamp duty should be payable on a transfer of Class A common shares by electronic book-entry through the facilities of DTC without an instrument of transfer. No stamp duty should be payable on a transfer of Class A common shares by way of an instrument of transfer provided that (i) any instrument of transfer is not executed in the U.K. and (ii) such instrument of transfer does not relate to any property situated, or any matter or thing done or to be done, in the U.K.

Material U.S. federal income tax considerations
The following is a description of the material U.S. federal income tax consequences to the U.S. Holders, as defined below, of owning and disposing our common shares. It does not describe all tax considerations that may be relevant to a particular person’s decision to acquire common shares.

This discussion applies only to a U.S. Holder that holds common shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Code known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as:
–
certain financial institutions;

–
dealers or traders in securities who use a mark-to-market method of tax accounting;

–
persons holding common shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the common shares;

–
persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

–
entities classified as partnerships for U.S. federal income tax purposes;

–
tax-exempt entities, including an “individual retirement account” or “Roth IRA”;

–
persons that own or are deemed to own ten percent or more of our voting shares, by vote or value; or

–
persons holding common shares in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds common shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding common shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of the common shares.

This discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the U.K. and the United States (the “Treaty”) all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect.
–
A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of common shares, who is eligible for the benefits of the Treaty and who is:

–
an individual that is a citizen or resident of the United States;

–
a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

–
an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of common shares in their particular circumstances.

This discussion assumes that we are not, and will not become, a passive foreign investment company (a “PFIC”), as described below.

Taxation of distributions

Distributions paid on common shares, other than certain pro rata distributions of common shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. For so long as our common shares are listed on the NYSE or we are eligible for benefits under the Treaty, dividends paid to certain non-corporate U.S. Holders will be eligible for taxation as “qualified dividend income” and therefore, subject to applicable limitations, will be taxable at rates not in excess of the long-term capital gain rate applicable to such U.S. Holder. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances. The amount of a dividend will include any amounts withheld by us in respect of U.K. income taxes. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in euros will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, U.K. income taxes withheld from dividends on common shares at a rate not exceeding the rate provided by the Treaty will be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any U.K. income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale or other disposition of common shares

For U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of common shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the common shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the common shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations.

Passive foreign investment company rules

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look through” rules with respect to subsidiaries, either (i) 75 % or more of our gross income consists of “passive income,” or (ii) 50 % or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.”

Based on our current operations, income, assets and certain estimates and projections, including as to the relative values of our assets, we believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ending December 31, 2017 and do not expect to become a PFIC in the foreseeable future. If we were a PFIC for any year during which a U.S. Holder holds common shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds common shares, even if we ceased to meet the threshold requirements for PFIC status.

If we were a PFIC for any taxable year during which a U.S. Holder held common shares (assuming such U.S. Holder has not made a timely election described below), gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the common shares would be allocated ratably over the U.S. Holder’s holding period for the common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received by a U.S. Holder on its common shares exceeds 125 % of the average of the annual distributions on the common shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. If we were a PFIC, certain elections may be available that would result in alternative tax consequences (such as mark-to-market treatment) of owning and disposing the common shares. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

In addition, if we were a PFIC or, with respect to particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a U.S. Holder owns common shares during any year in which we are a PFIC, the holder generally must file annual reports containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, generally with the holder’s federal income tax return for that year.

U.S. Holders should consult their tax advisers concerning our potential PFIC status and the potential application of the PFIC rules.

Information reporting and backup withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Information with respect to foreign financial assets

Certain U.S. Holders who are individuals (and, under proposed regulations, certain entities) may be required to report information on their U.S. federal income tax returns relating to an interest in our common shares, subject to certain exceptions (including an exception for common shares held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisers regarding the effect, if any, of this legislation on their ownership and disposition of the common shares.

Bermudian tax considerations

We are incorporated under the laws of Bermuda. At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 31, 2035, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda.

F. Dividends and paying agents
Not applicable.

G. Statement by experts
Not applicable.

H. Documents on display
We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

I. Subsidiary information
Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risks associated with foreign exchange rates, interest rates, commodity prices and inflation. In accordance with our policies, we seek to manage our exposure to these various market-based risks.

For further information on our market risks, please see Note 35.4 to our Combined Financial Statements.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A. Debt securities
Not applicable.

B. Warrants and rights
Not applicable.

C. Other securities
Not applicable.

D. American depositary shares
Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
A. Defaults
No matters to report.

B. Arrears and delinquencies
No matters to report.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
A. Material modifications to instruments
Not applicable.

B. Material modifications to rights
Not applicable.

C. Withdrawal or substitution of assets
Not applicable.

D. Change in trustees or paying agents
Not applicable.

E. Use of proceeds
On January 31, 2018, our registration statement on Form F-1 (File No. 333-221547), as amended, was declared effective by the SEC for our initial public offering of our Class A common shares, pursuant to which our principal shareholder, Dufry International AG, offered and sold a total of 39,417,765 Class A common shares, par value $0.001 per share, at a public offering price of $19.00 per share. Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. LLC and UBS Securities LLC acted as joint book-running managers for the offering. The offering began on January 31, 2018 and was completed on February 5, 2018. All securities registered in the registration statement have been sold pursuant to the underwriting agreement for the initial public offering. Dufry International AG sold 39,417,765 Class A common shares for an aggregate price of $748.9 million before underwriting discounts and commissions. We did not receive any proceeds. Our expenses in connection with our initial public offering other than underwriting discounts and commissions, were as follows:

EXPENSES IN $	AMOUNT
U.S. Securities and Exchange Commission registration fee	118,517
FINRA filing fee	141,871
NYSE listing fee	231,322
Printing and engraving expenses	215,000
Legal fees and expenses	3,000,000
Accounting fees and expenses	2,000,000
Miscellaneous costs	1,393,290
Total	7,100,000

None of the underwriting discounts and commissions or other expenses were paid directly or indirectly to any director, officer or general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

ITEM 15. CONTROLS AND PROCEDURES
A. Disclosure controls and procedures
As of December 31, 2017, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are not effective due to the material weaknesses in our internal control over financial reporting identified during our preparation for our initial public offering and 2014 annual financial statements as more fully described in “Item 5. Operating and Financial Review and Prospects – B. Liquidity and capital resources – Internal control over financial reporting.”

B. Management’s annual report on internal control over financial reporting
This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

C. Attestation report of the registered public accounting firm
Not applicable.

D. Changes in internal control over financial reporting
See “Item 5. Operating and Financial Review and Prospects – B. Liquidity and capital resources – Internal control over financial reporting” for changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
The audit committee is chaired by Ms. Guilfoile and includes Mr. Skinner and Ms. Ulasewicz. The Audit committee assists the board in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. The audit committee is also responsible for reviewing and determining whether to approve certain transactions with related parties. See “Item 7. Major Shareholders and Related Party Transactions – B. Related party transactions – Related person transaction policy.” Our board has determined that each of Ms. Guilfoile, Mr. Skinner and Ms. Ulasewicz is independent within the meaning of the independence requirements contemplated by Rule 10A-3 under the Exchange Act and NYSE and SEC rules applicable to foreign private issuers. Our board of directors has further determined that each of Ms. Guilfoile, Mr. Skinner and Ms. Ulasewicz has the professional experience and knowledge to qualify as “audit committee financial experts” as defined by SEC rules.

ITEM 16B. CODE OF ETHICS
We adopted a code of business conduct and ethics applicable to the board of directors and all employees. Since its effective date on September 28, 2017, we have not waived compliance with or amended the code of conduct.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table describes the amounts billed to us by Ernst & Young AG, an independent registered public accounting firm, for audit and other services performed in fiscal year 2017.

IN MILLIONS OF USD	2017	2016
Audit fees	1,785	879
Audit-related fees	3,150	-
Tax fees	N/A	N/A
All other fees	N/A	N/A

Audit fees

Audit fees are fees billed for professional services rendered by the principal accountant for the audit of the registrant’s annual combined financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years. It includes the audit of our Combined Financial Statements and other services that generally only the independent accountant reasonably can provide, such as comfort letters, statutory audits, consents and assistance with and review of documents filed with the SEC.

Audit-related fees

Audit-related fees are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our Combined Financial Statements and not reported under the previous category. These services would include, among others: interim reviews, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statue or regulation and consultation concerning financial accounting and reporting standards.

Tax fees

Tax fees are fees billed for professional services for tax compliance, tax advice and tax planning. There were no tax fees in 2017 or 2016.

All other fees

There were no other fees in 2017 or 2016.

Pre-approval policies and procedures

The Audit Committee is responsible for the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors. As part of this responsibility, the Audit Committee pre-approves all audit and non-audit services performed by the independent auditors in order to assure that they do not impair the auditor’s independence from the Company.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.

ITEM 16G. CORPORATE GOVERNANCE
In general, under the NYSE corporate governance standards, foreign private issuers, as defined under the Exchange Act, are permitted to follow home country corporate governance practices instead of the corporate governance practices of the New York Stock Exchange. Accordingly, we follow certain corporate governance practices of our home country, Bermuda, in lieu of certain of the corporate governance requirements of the New York Stock Exchange. Specifically, we do not have a board of directors composed of a majority of independent directors or a nomination and remuneration committee composed entirely of independent directors.

In the event we no longer qualify as a foreign private issuer, we intend to rely on the “controlled company” exemption under the New York Stock Exchange corporate governance rules. A “controlled company” under the New York Stock Exchange corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group or another company. Our controlling shareholder controls a majority of the combined voting power of our outstanding common shares, and our controlling shareholder is able to nominate a majority of directors for election to our board of directors. Accordingly, we would be eligible to, and, in the event we no longer qualify as a foreign private issuer, we intend to, take advantage of certain exemptions under the NYSE corporate governance rules, including exemptions from the requirement that a majority of the directors on our board of directors be independent and the requirement that our nomination and remuneration committee consist entirely of independent directors.

The foreign private issuer exemption and the “controlled company” exemption do not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and the New York Stock Exchange rules, which require that our audit committee be composed of at least three directors, all of whom are independent.

If at any time we cease to be a “controlled company” or a “foreign private issuer” under the rules of the New York Stock Exchange and the Exchange Act, as applicable, our board of directors will take all action necessary to comply with the New York Stock Exchange corporate governance rules.

Due to our status as a foreign private issuer and our intent to follow certain home country corporate governance practices, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all the New York Stock Exchange corporate governance standards. See “Item 10. Additional Information – B. Memorandum of association and bye-laws.”

ITEM 16H. MINE SAFETY DISCLOSURE
Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS
We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS
Financial Statements are filed as part of this annual report, see pages F-1 to F-63 to this annual report.

ITEM 19. EXHIBITS
The following documents are filed as part of this annual report:

1.1
Bye-laws (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (File No. 333-221547) filed with the SEC on November 14, 2017).

1.2
Memorandum of Association (incorporated herein by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1 (File No. 333-221547) filed with the SEC on November 14, 2017).

2.1
Registration Rights Agreement between Hudson Ltd. and Dufry International AG, dated February 1, 2018.

4.1
Master Relationship Agreement between Dufry International AG and Hudson Ltd, dated February 1, 2018.

4.2
Loan Agreement between Dufry Finances SNC and Hudson Group Inc., effective October 30, 2012 for $123,204,207.74 (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-221547) filed with the SEC on November 14, 2017).

4.3
Loan Agreement between Dufry Financial Services B. V. and the Nuance Group (Canada) Inc., effective August 1, 2017 for CAD$195,030,000 (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-221547) filed with the SEC on November 14, 2017).

4.4
Hudson Trademark License Agreement between Dufry International AG and Hudson Group (HG), Inc., dated February 1, 2018.

4.5
Franchising Agreement between Dufry International AG and Hudson Group (HG), Inc., dated February 1, 2018.

8.1
List of subsidiaries (incorporated herein by reference to Exhibit 21.1 to the Company’s Registration Statement on Form F-1 (File No. 333-221547) filed with the SEC on November 14, 2017).

11.1
Code of business conduct and ethics.

12.1
Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2
Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1
Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2
Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

14.1
Consent of Ernst & Young AG.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HUDSON LTD.

By:	/s/ Joseph DiDomizio
Name:	Joseph DiDomizio
Title:	Chief Executive Officer

By:	/s/ Adrian Bartella
Name:	Adrian Bartella
Title:	Chief Financial Officer

Date: March 15, 2018

Financial Statements of Hudson Group

Combined Financial Statements of Hudson Group
Combined Statements of Comprehensive Income
for the years ended December 31, 2017, 2016 and 2015	F-2
Combined Statements of Financial Position
at December 31, 2017 and 2016	F-3
Combined Statements of Changes in Equity
for the years ended December 31, 2017, 2016 and 2015	F-4
Combined Statements of Cash Flows
for the years ended December 31, 2017, 2016 and 2015	F-5
Notes to the Combined Financial Statements	F-6-F-59
List of subsidiaries	F-60-F-62

Report of Independent Registered Public Accounting Firm	F-63

HUDSON GROUP
COMBINED FINANCIAL STATEMENTS
COMBINED STATEMENTS OF COMPREHENSIVE INCOME
for the years ended December 31, 2017, 2016 and 2015

IN MILLIONS OF USD	NOTE	2017	2016	2015
Turnover	7	1,802.5	1,687.2	1,403.0
Cost of sales		(680.3)	(645.3)	(534.1)
Gross profit		1,122.2	1,041.9	868.9
Selling expenses	8	(421.2)	(395.7)	(325.7)
Personnel expenses	9	(371.3)	(337.4)	(279.5)
General expenses	10	(156.9)	(151.9)	(130.9)
Share of result of associates	11	(0.3)	(0.7)	1.7
Depreciation, amortization and impairment	12	(108.7)	(103.7)	(86.7)
Other operational result	13	(3.7)	(9.3)	(1.7)
Operating profit		60.1	43.2	46.1
Interest expenses	14	(30.2)	(29.8)	(25.4)
Interest income	14	1.9	2.1	1.6
Foreign exchange gain / (loss)		0.5	–	(0.2)
Earnings before taxes (EBT)		32.3	15.5	22.1
Income tax	15	(42.9)	34.3	(3.8)
Net earnings		(10.6)	49.8	18.3

OTHER COMPREHENSIVE INCOME
Exchange differences on translating foreign operations		26.8	12.9	(35.9)
Items to be reclassified to net income in subsequent periods, net of tax		26.8	12.9	(35.9)

Total other comprehensive income / (loss), net of tax		26.8	12.9	(35.9)

Total comprehensive income / (loss), net of tax		16.2	62.7	(17.6)

NET EARNINGS ATTRIBUTABLE TO
Equity holders of the parent		(40.4)	23.5	(7.7)
Non-controlling interests		29.8	26.3	26.0

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO
Equity holders of the parent		(13.6)	36.4	(43.6)
Non-controlling interests		29.8	26.3	26.0

HUDSON GROUP
COMBINED STATEMENTS OF FINANCIAL POSITION
at December 31, 2017 and 2016

IN MILLIONS OF USD	NOTE	DEC 31, 2017	DEC 31, 2016

ASSETS
Property, plant and equipment	17	264.9	256.3
Intangible assets	19	685.8	691.2
Investments in associates	11	3.1	2.4
Deferred tax assets	21	90.3	153.0
Other non-current assets	22	24.9	31.1
Non-current assets		1,069.0	1,134.0

Inventories	23	186.0	161.4
Trade and credit card receivables	24	4.6	8.2
Other accounts receivable	25	59.4	47.3
Income tax receivables		1.4	4.5
Cash and cash equivalents		137.4	187.6
Current assets		388.8	409.0

Total assets		1,457.8	1,543.0

LIABILITIES AND SHAREHOLDERS’ EQUITY
Equity attributable to equity holders of the parent		493.7	658.2
Non-controlling interests	28	78.7	72.2
Total equity		572.4	730.4

Financial debt	29	520.4	475.2
Deferred tax liabilities	21	50.1	71.8
Post-employment benefit obligations	31	0.9	–
Other non-current liabilities	30	–	1.1
Non-current liabilities		571.4	548.1

Trade payables		97.1	91.3
Financial debt	29	80.7	1.5
Income tax payables		4.1	3.8
Other liabilities	30	132.1	167.9
Current liabilities		314.0	264.5

Total liabilities		885.4	812.6
Total liabilities and shareholders’ equity		1,457.8	1,543.0

HUDSON GROUP
COMBINED STATEMENTS OF CHANGES IN EQUITY
for the years ended December 31, 2017, 2016 and 2015

IN MILLIONS OF USD	NOTE	SHAREHOLDER'S EQUITY	NON-CONTROLLING INTERESTS	TOTAL EQUITY
Balance at January 1, 2015		282.6	60.6	343.2
Net earnings / (loss)		(7.7)	26.0	18.3
Other comprehensive income / (loss)		(35.9)	–	(35.9)
Total comprehensive income / (loss) for the period		(43.6)	26.0	(17.6)
TRANSACTIONS WITH OR DISTRIBUTIONS TO SHAREHOLDERS
Dividends to non-controlling interests		–	(28.7)	(28.7)
Business combination	6	380.3	5.2	385.5
Share-based payment		0.6	–	0.6
Tax effect on equity transactions		0.2	–	0.2
Total transactions with or distributions to owners		381.1	(23.5)	357.6
CHANGES IN OWNERSHIP INTERESTS IN SUBSIDIARIES
Changes in participation of non-controlling interests		–	4.7	4.7
Balance at December 31, 2015		620.1	67.8	687.9

Net earnings / (loss)		23.5	26.3	49.8
Other comprehensive income / (loss)		12.9	–	12.9
Total comprehensive income / (loss) for the period		36.4	26.3	62.7
TRANSACTIONS WITH OR DISTRIBUTIONS TO SHAREHOLDERS
Dividends to non-controlling interests		–	(27.4)	(27.4)
Share-based payment	26	1.2	–	1.2
Tax effect on equity transactions		0.5	–	0.5
Total transactions with or distributions to owners		1.7	(27.4)	(25.7)
CHANGES IN OWNERSHIP INTERESTS IN SUBSIDIARIES
Changes in participation of non-controlling interests	27	–	5.5	5.5
Balance at December 31, 2016		658.2	72.2	730.4

Net earnings / (loss)		(40.4)	29.8	(10.6)
Other comprehensive income / (loss)		26.8	–	26.8
Total comprehensive income / (loss) for the period		(13.6)	29.8	16.2
TRANSACTIONS WITH OR DISTRIBUTIONS TO SHAREHOLDERS
Dividends to non-controlling interests		–	(34.3)	(34.3)
Common control transaction	29	(154.7)	–	(154.7)
Share-based payment	26	4.6	–	4.6
Tax effect on equity transactions		(0.2)	–	(0.2)
Total transactions with or distributions to owners		(150.3)	(34.3)	(184.6)
CHANGES IN OWNERSHIP INTERESTS IN SUBSIDIARIES
Changes in participation of non-controlling interests	27	(0.6)	11.0	10.4
Balance at December 31, 2017		493.7	78.7	572.4

HUDSON GROUP
COMBINED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2017, 2016 and 2015

IN MILLIONS OF USD	NOTE	2017	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Earnings before taxes (EBT)		32.3	15.5	22.1

ADJUSTMENTS FOR
Depreciation, amortization and impairment	12	108.7	103.7	86.7
Loss / (gain) on sale of non-current assets		3.3	1.9	(0.1)
Increase / (decrease) in allowances and provisions		5.0	(2.0)	2.0
Loss / (gain) on unrealized foreign exchange differences		(0.5)	6.4	(0.3)
Other non-cash items		4.6	1.2	0.7
Share of result of associates	11	0.3	0.7	(1.7)
Interest expense	14	30.2	29.8	25.4
Interest income	14	(1.9)	(2.1)	(1.6)
Cash flow before working capital changes		182.0	155.1	133.2

Decrease / (increase) in trade and other accounts receivable		6.2	(9.1)	(2.2)
Decrease / (increase) in inventories	23	(26.9)	(14.2)	(17.1)
Increase / (decrease) in trade and other accounts payable		(26.9)	41.3	5.8
Dividends received from associates	11	–	0.2	1.2
Cash generated from operations		134.4	173.3	120.9
Income taxes received / (paid)*		(3.6)	(3.5)	(15.5)
Net cash flows from operating activities		130.8	169.8	105.4

CASH FLOW USED IN INVESTING ACTIVITIES
Purchase of property, plant and equipment	18	(79.6)	(88.3)	(49.4)
Purchase of intangible assets	20	(8.2)	(5.7)	(3.0)
Net purchase of interest in associates	11	(1.0)	–	–
Proceeds from sale of property, plant and equipment		0.6	0.4	1.8
Interest received		2.1	1.2	1.2
Net cash acquired in business combinations	6	–	–	4.4
Proceeds from sale of interests in subsidiaries and associates		–	–	30.0
Net cash flows used in investing activities		(86.1)	(92.4)	(15.0)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from financial debt		15.0	–	–
Repayment of financial debt		(43.0)	(7.3)	(10.0)
Change of financial debt, net	29	(28.0)	(7.3)	(10.0)
Proceeds from / (repayment of) 3rd party loans		(3.3)	12.8	31.4
Dividends paid to non-controlling interest		(34.3)	(27.4)	(28.7)
Net contributions from / (purchase of) non-controlling interests		–	(0.1)	1.2
Interest paid		(30.2)	(29.3)	(25.5)
Net cash flows used in financing activities		(95.8)	(51.3)	(31.6)
Currency translation on cash		0.9	1.1	(2.9)
(Decrease) / increase in cash and cash equivalents		(50.2)	27.2	55.9

CASH AND CASH EQUIVALENTS AT THE
– beginning of the period		187.6	160.4	104.5
– end of the period		137.4	187.6	160.4

* The amounts for Income taxes received / (paid) only include payments made on behalf of companies in the scope of these combined financial statements as described in section 2.1 BASIS OF PREPARATION

HUDSON GROUP
NOTES TO THE COMBINED FINANCIAL STATEMENTS

1. CORPORATE INFORMATION

Hudson Group (“Hudson” or the “Group”) operates in the Duty Paid and Duty Free travel retail markets and operated 996 stores in 88 locations, throughout the continental United States and Canada.

All entities combined in these financial statements are directly or indirectly owned subsidiaries of Dufry AG (Dufry), the world’s leading travel retail company which is headquartered in Basel, Switzerland. Dufry’s shares are listed on the Swiss Stock Exchange (SIX) in Zurich, Switzerland and its Brazilian Depository Receipts (BDR) on the BM&FBOVESPA in Sao Paolo, Brazil.

Hudson Ltd. was incorporated on May 30, 2017 in Hamilton, Bermuda as a wholly owned subsidiary of Dufry. The initial public offering (IPO) took place on February 1, 2018 and Hudson’s Class A shares have been listed on the New York Stock Exchange, refer to note 36 Events after reporting date. Hudson Ltd. has had no operations, only nominal assets and no liabilities or contingencies since inception.

After the IPO, Dufry retained control of Hudson Ltd., as the shares offered through the IPO represented less than 50 % of the total shares outstanding or voting rights.

2. ACCOUNTING POLICIES

2.1 BASIS OF PREPARATION

These combined financial statements have been prepared for the purpose of integration in the Form 20-F of Hudson Ltd. They have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB).

For the purpose of these combined financial statements, Hudson Group comprises all entities and operations directly or indirectly owned by Dufry which have been transferred to Hudson Ltd. after the reporting date, but prior to its initial listing at the NYSE: Refer to note 36 Events after reporting date; refer to List of subsidiaries for an overview of entities included in the scope of combination. The combined financial statements have been prepared based on the financial reporting packages that were used for the preparation of the consolidated financial statements of Dufry. Hudson Group uses the same accounting policies and principles in these combined financial statements as were used for the preparation of the consolidated financial statements of Dufry.

The combined financial statements have been prepared based on historical costs, except for eventual available-for-sale financial assets, other financial assets and liabilities (including derivative instruments), which are measured at fair value, as explained in the accounting policies below. Historical costs are generally based on the fair value of the consideration given in exchange for assets. The combined financial statements are presented in millions of US dollars (USD). All values are rounded to the nearest one hundred thousand, except when indicated otherwise.

For the purpose of these combined financial statements, income taxes have been calculated using the separate return method.

The combined financial statements were authorized for issue on March 6, 2018 by the management of Dufry International AG.

2.2 PRINCIPLES OF COMBINATION

Subsidiaries are fully consolidated from the date of acquisition, being the date on which Dufry obtained control over the entity of Hudson Group, and continue to be consolidated until the date when such control is lost. An entity of Hudson Group controls another entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the other entity. All intra-group balances, transactions, unrealized gains or losses resulting from intra-group transactions and -dividends are eliminated in full.

Transactions with subsidiaries of Dufry outside the scope of combination of Hudson Group have not been eliminated and are reported as related party transactions in these combined financial statements, refer to note 32.

A change in the ownership of a subsidiary, without a loss of control, is accounted for as an equity transaction. If Hudson Group loses control over a subsidiary, it
–
derecognizes the assets (including goodwill) and liabilities of the subsidiary, derecognizes the carrying amount of any non-controlling interest as well as derecognizes the cumulative translation differences recorded in equity,

–
recognizes the fair value of the consideration received, recognizes the fair value of any investment retained as well as recognizes any surplus or deficit in the statement of comprehensive income and

–
reclassifies the parent’s share of components previously recognized in other comprehensive income to the statement of comprehensive income or retained earnings, as appropriate.

For the accounting treatment of associated companies refer to note 2.3.

2.3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Business combinations and goodwill
Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, Hudson selects whether it measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition related transaction costs are expensed and included in other operational result. When Hudson acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IAS 39 Financial Instruments: Recognition and Measurement, is measured at fair value with the changes in contingent considerations recognized in the statement of comprehensive income.

Hudson measures goodwill at the acquisition date as:
–
The fair value of the consideration transferred;

–
plus the recognized amount of any non-controlling interests in the acquiree;

–
plus if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree;

–
less the net recognized amount of the identifiable assets acquired and liabilities assumed.

When the excess is negative, a bargain purchase gain is recognized immediately in the statement of comprehensive income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to Hudson’s group of cash-generating units that are expected to benefit from the combination.

Where goodwill forms part of a cash-generating unit and a operation within is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained, unless there are specific allocations.

b) Turnover
Turnover is composed of net sales and advertising income. Sales are measured at the fair value of the consideration received, excluding sales taxes or duties. Retail sales are settled in cash or credit card, whereas advertising income is recognized when the services are rendered.

c) Cost of sales
Cost of sales are recognized when the Group sells a product and comprise the purchase price and the cost incurred until the product arrives at the warehouse, i. e. import duties and transport as well as inventory valuation adjustments, inventory differences and supplier rebates or discounts.

d) Foreign currency
Each subsidiary in Hudson uses its corresponding functional currency. Items included in the financial statements of each entity are measured using that functional currency. Transactions in foreign currencies are recorded at the date of the transaction in the functional currency using the exchange rate of such date.

Monetary assets and liabilities denominated in foreign currencies are re-measured to their fair value in the functional currency using the exchange rate at the reporting date and the difference is recorded as unrealized foreign exchange gains or losses. Exchange differences arising on the settlement or on the translation of derivative financial instruments are recognized through the statement of comprehensive income, except where the hedges on net investments allow the recognition through other comprehensive income, until the respective investments are disposed of. Any related deferred tax on unrealized FX is accounted accordingly. Non-monetary items are measured at historical cost in the respective functional currency.

At the reporting date, the assets and liabilities of all subsidiaries reporting in foreign currency are translated into the reporting currency of Hudson (USD) using the exchange rate at the reporting date. The statements of comprehensive income of the subsidiaries are translated using the average exchange rates of the respective month in which the transactions occurred. The net translation differences are recognized in other comprehensive income. On disposal of a foreign entity or when control is lost, the deferred cumulative translation difference recognized within equity relating to that particular operation is recognized in the statement of comprehensive income as gain or loss on sale of subsidiaries.

Intangible assets and fair value adjustments identified during a business combination (purchase price allocation) are treated as assets and liabilities in the functional currency of such operation.

Principal foreign exchange rates applied for valuation and translation:

	AVERAGE RATE			CLOSING RATE
IN USD	2017	2016	2015	DEC 31, 2017	DEC 31, 2016	DEC 31, 2015

1 CAD	0.7714	0.7552	0.7832	0.7951	0.7446	0.7232

e) Equity instruments
An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Group are recognized at the proceeds received, net of direct issue costs. Repurchase of Hudson’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in the statement of comprehensive income on the purchase, sale, issue or cancellation of Hudson’s own equity instruments.

f) Share capital
Ordinary shares are classified as equity. Costs directly attributable to the issuance of shares or options are shown in the statement of changes in equity as transaction costs for equity instruments, net of tax.

For Hudson shares purchased by Hudson Ltd. or any subsidiary, the consideration paid, including any directly attributable expenses, net of income taxes, is deducted from equity until the shares are cancelled, assigned or sold. Where such ordinary shares are subsequently sold, any consideration received, net of any direct transaction expenses and income taxes, is included in equity.

g) Leases
Leases of property, plant and equipment where the Group, as lessee, has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the leases’ inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other short-term and long-term payables. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the statement of comprehensive income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the asset’s useful life or over the shorter of the asset’s useful life and the lease term if there is no reasonable certainty that the Group will obtain ownership at the end of the lease term.

Leases in which a significant portion of the risks and rewards of ownership are not transferred to the Group as lessee are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to profit or loss on a straight-line basis over the period of the lease.

h) Share-based payments
Equity settled share based payments to employees and other third parties providing services are measured at the fair value of the equity instruments at grant date. The fair value determined at grant date of the equity-settled share-based payments is expensed on a pro rata basis over the vesting period, based on the estimated number of equity instruments that will eventually vest. At the end of each reporting period, Hudson revises its estimate of the number of equity instruments expected to vest.

The impact of the revision of the original estimates, if any, is recognized in the statement of comprehensive income such that the cumulative expense reflects the revised estimate.

Where the terms of an equity settled award are modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the holder of the option as measured at the date of modification.

i) Taxation
Income tax expense represents the sum of the current income tax and deferred tax. Income tax positions not relating to items recognized in the statement of comprehensive income, are recognized in correlation to the underlying transaction either in other comprehensive income or equity.

Current income tax
Income tax receivables or payables are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted at the reporting date in the countries or states where Hudson operates and generates taxable income.

Income tax relating to items recognized in other comprehensive income is recognized there as well.

Deferred tax
Deferred tax is provided using the liability method on temporary differences between the tax basis of assets or liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except:
–
When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss

–
In respect of taxable temporary differences associated with investments in subsidiaries, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits or tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available, against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized, except:
–
When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss

–
In respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantially enacted at the reporting date applicable for each respective company.

j) Property, plant and equipment
These are stated at cost less accumulated depreciation and any impairment in fair value. Depreciation is computed on a straight-line basis over the shorter of the estimated useful life of the asset or the lease term. The useful lives applied are as follows:
–
Real estate (buildings) 20 to 40 years

–
Leasehold improvements the shorter of the lease term or 10 years

–
Furniture and fixtures the shorter of the lease term or 5 years

–
Motor vehicles the shorter of the lease term or 5 years

–
Computer hardware the shorter of the lease term or 5 years

k) Intangible assets
These assets mainly comprise of concession rights. Intangible assets acquired separately are capitalized at cost and those from business combinations are capitalized at fair value as at the date of acquisition. Following initial recognition, the cost model is applied to intangible assets. The useful lives of these intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortized over the useful economic life. Intangible assets with an indefinite useful life are reviewed annually to determine whether the indefinite life assessment continues to be supportable. If not, any changes are made on a prospective basis.

l) Impairment of non-financial assets
Intangible assets that are subject to depreciation and amortization are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of an asset or cash generating unit exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost of disposal and its value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows (cash generating units).

m) Associates
Associates are all entities over which Hudson has significant influence but not control, generally accompanying a shareholding of more than 20 % but less than 50 % of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost. The carrying amount is increased or decreased to recognize the investor’s share of the net earnings of the investee after the date of acquisition and decreased by dividends declared. Hudson’s investment in associates includes goodwill identified on acquisition.

Hudson’s share of post-acquisition net earnings and its share of post-acquisition movements in other comprehensive income are recognized in the combined statement of comprehensive income with a corresponding adjustment to the carrying amount of the investment. When Hudson’s share of losses in an associate equals or exceeds its interest in the associate, Hudson does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate. If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to net earnings where appropriate.

Hudson determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, Hudson calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount adjacent to share of result of associates in the statement of comprehensive income.

Profits and losses resulting from upstream and downstream transactions between Hudson and its associate are recognized in the Group’s financial statements only to the extent of unrelated investor’s interests in the associates. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by Hudson.

Dilution gains and losses arising in investments in associates are recognized in the statement of comprehensive income.

n) Inventories
Inventories are valued at the lower of historical cost or net realizable value. The historical costs are determined using the weighted average method, Historical cost includes all expenses incurred in bringing the inventories to their present location and condition. This includes mainly import duties and transport cost. Purchase discounts and rebates are deducted in determining the cost of inventories. The net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale. Inventory allowances are set up in the case of slow-moving and obsolete stock. Expired items are fully written off.

o) Trade receivables
This account includes receivables related to the sale of merchandise.

p) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand or current bank accounts as well as short-term deposits at banks with initial maturity below 91 days. Credit card receivables with a maturity of up to 4 days are included as cash in transit. Short-term investments are included in this position if they are highly liquid, readily convertible into known amounts of cash and subject to insignificant risk of changes in value.

q) Provisions
Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that Hudson will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate at the end of the reporting period of the consideration required to settle the present obligation, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (where the effect of the time value of money is material).

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that the reimbursement will be received and the amount of the receivable can be measured reliably.

Contingent liabilities acquired in a business combination
Contingent liabilities acquired in a business combination are initially measured at fair value at the acquisition date. At the end of subsequent reporting periods, such contingent liabilities are measured at the higher of the amount that would be recognized in accordance with IAS 37 Provisions, contingent liabilities and contingent assets and the amount initially recognized less cumulative amortization recognized in accordance with IAS 18 Revenue.

r) Financial instruments
Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, other than financial assets and financial liabilities at fair value through profit or loss (FVTPL), are deducted from or added to the fair value of the financial assets or financial liabilities on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in the statement of comprehensive income.

Trade and other accounts receivable
Trade and other receivables (including credit cards receivables, other accounts receivable, cash and cash equivalents) are measured at amortized cost using the effective interest method, less any impairment.

Impairment of financial assets
Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial asset have been affected. Certain categories of financial assets, such as trade receivables, are assessed for impairment individually. Subsequent recoveries of amounts previously written off are credited against the allowance accounts for these categories. Changes in the carrying amount of the allowance account are recognized in the statement of comprehensive income in the lines selling expenses or other operational result.

Derecognition of financial assets
Hudson derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If Hudson neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred as set, Hudson recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If Hudson retains substantially all the risks and rewards of ownership of a transferred financial asset, Hudson continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

Financial liabilities at FVTPL
These are stated at fair value, with any gains or losses arising on re-measurement recognized in the statement of comprehensive income. The net gain or loss recognized in the combined statement of comprehensive income incorporates any interest paid on the financial liability and is included in the financial result in the statement of comprehensive income. Fair value is determined in the manner described in note 34.

Other financial liabilities
Other financial liabilities (including borrowings) are subsequently measured at amortized cost using the effective interest method.

Derecognition of financial liabilities
Hudson derecognizes financial liabilities only when the obligations are discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid or payable is recognized in the combined statement of comprehensive income.

Offsetting of financial instruments
Financial assets and financial liabilities are offset and the net amount is reported in the combined statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

s) Derivative financial instruments
Hudson may enter into a variety of derivative financial instruments to manage its exposure to interest rate or foreign exchange rate risks, including foreign exchange forward contracts, interest rate swaps and cross currency swaps. Further details of derivative financial instruments are disclosed in note 35.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in the statement of comprehensive income unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in the statement of comprehensive income depends on the nature of the hedge relationship.

Embedded derivatives
Derivatives embedded in non-derivative host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at FVTPL.

2.4 CHANGES IN ACCOUNTING POLICY AND DISCLOSURES

New and amended Standards and Interpretations
The accounting policies adopted are consistent with those of the previous financial year, except for the revised Standards and the Interpretations adopted in these financial statements (effective January 1, 2017).
–
Disclosure initiative – amendments to IAS 7 Statement of cash flows: Requires additional disclosure of changes in liabilities arising from financing activities see note 35.
–
IAS 12 Income taxes: Additional clarification on the recognition for deferred tax assets for unrealized losses on debt instruments measured at fair value. Hudson currently does not have debt valued at fair value.

3. CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

The preparation of Hudson’s combined financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of income, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the reporting date.

KEY SOURCES OF ESTIMATION UNCERTAINTY
The key assumptions concerning the future and other key sources of estimation include uncertainties at the reporting date, which may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial periods, are discussed below.

Concession rights
Concession rights acquired in a business combination are measured at fair value as at the date of acquisition and amortized over the contract duration. Hudson annually assesses the concession rights with finite lives for impairment indications.

Goodwill
Hudson tests these items annually for impairment. The underlying calculation requires the use of estimates. The assumptions used are disclosed in note 19.1.

Income taxes
Hudson is subject to income taxes in the US, UK and Canada. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax assessment is uncertain. Hudson recognizes liabilities for tax audit issues based on estimates of whether additional taxes will be payable. Where the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax or deferred tax provisions in the period in which such assessment is made.
Further details are given in notes 15 and 21.

The United States recently enacted a reform of the tax legislation that, among other things, reduces the corporate federal income tax (CIT) rate from 35 % to 21 % and imposes in addition a “base erosion and anti-abuse tax” (“BEAT”) on domestic corporations for payments done to foreign related persons in connection with tax deductible expenses. The reduction of the U.S. CIT rate is expected to be beneficial to us in future years in which we have net income subject to U.S. tax. For the current year the reduction in the U.S. CIT rate resulted in a one-off net loss of $40.2 million on deferred tax assets and deferred tax liabilities in the US-entities, reflected also in a higher Group effective tax rate. There are a number of uncertainties and ambiguities as to the interpretation and application of many of the provisions in the Tax Reform Legislation, including the provisions relating to the BEAT. In the absence of guidance on these issues, we will use what we believe are reasonable interpretations and assumptions in interpreting and applying the Tax Reform Legislation for purposes of determining our income tax payable and results of operations, which may change as we receive additional clarification and implementation guidance. It is also possible that the Internal Revenue Service could issue subsequent guidance or take positions on audit that differ from the interpretations and assumptions that we previously made, which could have a material adverse effect on our cash tax liabilities, results of operations and financial condition. In addition, we may be subject to audits of our income, sales and other transaction taxes by U.K. tax authorities, U.S. federal and state authorities and Canadian national and provincial authorities. Outcomes from these audits could have an adverse impact on our operating results and financial condition.

Deferred tax assets
Deferred tax assets are recognized for unused tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits. Further details are given in note 21.

Share-based payments
Hudson measures the cost of equity settled transactions with employees by reference to the fair value of the equity instruments at the grant date. Estimating such fair values require determining the most appropriate valuation model for a grant of equity instruments, which depends on the terms and conditions of the grant, as well as the most appropriate inputs to the valuation model including the expected probability that the triggering clauses will be met. The result will be the expected quantity of shares to be assigned. The assumptions and models used are disclosed in note 26.

Purchase price allocation
The determination of the fair values of the identifiable assets (especially the concession rights) and the assumed liabilities, resulting from business combinations, is based on valuation techniques such as the discounted cash flow model. Some of the inputs to this model are partially based on assumptions and judgments.

Consolidation of entities where Hudson has control, but holding only minority voting rights
Hudson considers controlling certain entities, even when it holds less than the majority of the voting rights, when it is exposed to or has the rights to variable returns from the involvements with the investee and has the ability to affect those returns through its power over the entity. These indicators are evaluated at the time of first consolidation and reviewed when there are changes in the statutes or composition of the executive board of these entities. Further details on non-controlling interests are disclosed in notes 27 and 28.
28.

4. NEW AND REVISED STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET ADOPTED / EFFECTIVE

The standards and interpretations described below are expected to have an impact on Hudson’s financial position, performance, and / or disclosures. Hudson intends to adopt these standards when they become effective.

IFRS 9
Financial Instruments (effective January 1, 2018)
IFRS 9 addresses the classification, measurement and derecognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets.

Phase 1: Classification and measurement – determines how financial assets and financial liabilities are accounted for and measured on an ongoing basis.

The Group currently has no financial assets classified as available for sale, held-to-maturity or FVOCI. The financial assets and liabilities currently classified as FVPL will continue to meet the criteria for this as these do not include any non-derivatives. Hence there will be no change to the accounting for these assets and liabilities.

Phase 2: Impairment – a new single expected loss impairment model is introduced that will require more timely recognition of expected credit losses.

The new impairment model requires the recognition of impairment provisions based on expected credit losses (ECL) rather than only incurred credit losses as is the case under IAS 39. It applies to financial assets classified at amortized cost, debt instruments measured at FVOCI, contract assets under IFRS 15 Revenue from Contracts with Customers, lease receivables, loan commitments and certain financial guarantee contracts. Based on the assessments undertaken at the statement of financial position date, the Group does not expect a significant increase in the loss allowances.

Phase 3: Hedge accounting – the new model aligns the accounting treatment with risk management activities, users of the financial statements will be provided with better information about risk management and the effect of hedge accounting on the financial statements.

As a general rule, more hedge relationships might be eligible for hedge accounting, as the standard introduces a more principles-based approach. The Group has confirmed that its current hedge relationships will qualify as continuing hedges upon the adoption of IFRS 9. In addition, the Group is considering to designate the intrinsic value of foreign currency option contracts as hedging instruments going forward. These are currently accounted as derivatives at FVPL. Changes in the fair value of foreign exchange forward contracts attributable to forward points, and in the time value of the option contracts, will in this case in future be deferred in new costs of hedging reserve (OCI) within equity. The deferred amounts will be recognized against the related hedged transaction when it occurs.

The Group has elected to apply the limited exemption in IFRS 9 paragraph 7.2.15 relating to the transition for classification and measurement and impairment, and accordingly will not be restating the 2017 comparative period, except in relation to changes in the fair value of foreign exchange forward contracts attributable to forward points, which will be recognized in the costs of hedging reserve (OCI) (the Group did not utilize these hedges during 2017).

This will mean that:
–
any adjustments to carrying amounts of financial assets or liabilities will be recognized at the beginning of the next reporting period, with the difference recognized in opening retained earnings;

–
financial assets will not be reclassified in the statement of financial position for the comparative period;

–
allowances for impairment will not be restated in the comparative period;

–
the transition will be a change in accounting policy, and disclosures required by IAS 8 will be illustrated;

–
a third statement of financial position as at January 1, 2017 will not be presented. The retrospective application of the accounting for the forward element of forward contracts will not impact the statement of financial position for the year ended December 31, 2017, other than on retained earnings and reserves which are disclosed in the statement of changes in equity.

–
disclosure requirements arising from the consequential amendments made to IFRS 7 by IFRS 9 will not be presented in relation to the comparative period.

The new standard also introduces expanded disclosure requirements and changes in presentation. These are expected to change the nature and extent of the Group’s disclosures about its financial instruments particularly in the year of the adoption of the new standard.

Hudson expects that the reclassifications from the IAS 39 financial assets categories to the IFRS 9 categories will have no impact on the measurement categories. The allowances for trade receivables and receivables for advertising income are not expected to increase due to the adoption of IFRS 9 in 2018.

IFRS 15
Revenue from contracts with customers (effective January 1, 2018)
IFRS 15, revenue from contracts with customers deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service.

The standard replaces IAS 18 Revenue and IAS 11 Construction contracts and related interpretations. Hudson has analyzed the impact of the standard and has not identified any material changes to the current revenue recognition approach. Hudson considered the following aspects:

(a) Sale of goods
Hudson’s retail sales are in cash or credit card and the revenue recognition occurs when the assets are transferred to the customer.

(b) Advertising income
Advertising income is recognized when the services have been rendered.

The Group intends to adopt the modified retrospective approach, which means that the cumulative impact of the adoption (if any), will be recognized in retained earnings as of January 1, 2018 and that the comparatives will not be restated.

IFRS 16
Leases (effective January 1, 2019)
Lessees will be required to recognize a lease liability for the obligation to make lease payments and a right-of-use asset for the right to use the underlying asset for the lease term. The lease liability will be measured at present value of the lease payments to be made over the lease term. In other words, lessees will appear to become more asset-rich but also more indebted. To be considered as such, a lease agreement has to convey the right to control the use of an identified asset throughout the period of use, so that the customer has the right to obtain substantially all of the economic benefits from the use of the identified asset; and direct the use of the identified asset (i.e. direct how and for what purpose the asset is used).

The standard will mainly affect the accounting of:

a) Concession agreements
Hudson enters into concession agreements with operators of airports, railway stations etc. to operate retail shops. Usually these arrangements require a variable compensation based on sales or other activity indicators, with a minimum threshold. In those cases where at the inception of the agreement the minimum amounts can be calculated reliably over the respective contractual terms, Hudson will account for this part as a lease in accordance with IFRS 16,

b) Rent agreements for office and warehouse buildings
These agreements will usually qualify as leases under IFRS 16, except if the agreement is cancellable within 12 months.

As at the reporting date, the Group has non-cancellable operating lease commitments with remaining duration of more than 12 months. These lease agreements have minimal firm commitments and most of them also fees in proportion to the net sales of the specific shop.

The Group has hundreds of concession agreements with individual wording and specifications. Had the Group adopted the new lease standard as of December 31, 2017, we estimate the amount of right-of-use assets and lease liabilities that would have to be recognized at about USD 1 to 2 billion. In 2017 the Group recognized the lease payments as selling expenses (concession fees and rents) of USD 399.1 million and as general expenses (premises) of USD 14.9 million.

Amendments that are considered to be insignificant from a current point of view:

Sale or Contribution of Assets between an Investor and its Associate or Joint venture (proposed amendments to IFRS 10 and IAS 28)
(effective date not yet defined by IASB)
The gain or loss resulting from the sale to or contribution from an associate of assets that constitute a business as defined in IFRS 3 is recognized in full. The gain or loss resulting from the sale to or contribution from a subsidiary that does not constitute a business as defined in IFRS 3 (i. e. not a group of assets conforming a business) to an associate is recognized only to the extent of unrelated investors’ interests in the associate.

Annual Improvements 2014 – 2016 – issued December 2016
IAS 28 Investment in Associates and Joint ventures (effective January 1, 2018)
Clarification that the election to measure at fair value through profit or loss is available on an investment-by-investment basis, upon initial recognition.
–
Interpretation 22 – Foreign Currency Transactions and Advance Considerations (effective January 1, 2018)

Clarification of the date to be used for the exchange rate on initial recognition of a related asset, expense or income where consideration is paid or received in advance for foreign currency denominated contracts. For each payment the date to be used is the same as the date for the initial recognition of the related non-monetary asset or liability.

5. SEGMENT INFORMATION

Hudson consists of one operating segment “Travel Retail Operations” for which reports are submitted to the Group Executive Committee (formerly the Divisional Committee of Dufry), being the Chief Operating Decision Maker (CODM). These reports form the basis for the evaluation of performance and allocation of resources.

Hudson generates turnover from selling a wide range of duty-free and duty-paid products through its stores that are mainly located at airports, commuter terminals, hotels, landmarks or tourist destinations. Refer to note 7 for a split of net sales by product category, market sector and sales channel.

Net Sales by Country

IN MILLIONS OF USD	2017	2016	2015
US	1,420.9	1,359.1	1,164.2
Canada	339.9	291.0	205.4
Total	1,760.8	1,650.1	1,369.6

Non-Current Assets by Country (excluding financial instruments and deferred taxes)

IN MILLIONS OF USD	DEC 31, 2017	DEC 31, 2016

US	358.8	568.2
Canada	416.8	410.4
Total	975.6	978.6

We refer to the annex List of subsidiaries for the assignment of each subsidiary to the respective country.

6. ACQUISITIONS OF BUSINESSES AND TRANSACTIONS WITH NON-CONTROLLING INTERESTS

There were no transactions in 2017 and 2016.

2015 Transactions

ACQUISITION OF WORLD DUTY FREE S.P.A.

In a two step acquisition on August 7, 2015, and November 13, 2015, Dufry acquired 100 % in the voting equity interests in World Duty Free S.p.A. (WDF), a publicly listed company in Italy for a total consideration of USD 2,859.5 (EUR 2,608.7) million equivalent of EUR 10.25 per share in cash. The acquisition was mainly financed through the issuance of share capital. This acquisition was accounted using the acquisition method.

For this acquisition, Dufry incurred transaction costs of USD 32.7 million in 2015 presented as other operational expenses and of USD 12.8 million presented as related taxes in the statement of comprehensive income of Dufry, but not reflected in these combined financial statements.

For the purpose of these combined financial statements, only those entities of WDF located in the USA or Canada were combined in the formation of Hudson Group.

The final fair value of the identifiable assets and liabilities of the WDF entities in USA and Canada at the date of acquisition are as described below:

	FINAL FAIR VALUE AT AUGUST 7, 2015
IN MILLIONS OF	IN EUR	IN USD
Trade receivables	37.4	41.0
Inventories	23.5	25.8
Other current assets	14.0	15.3
Property, plant and equipment	34.7	38.0
Concession rights	165.0	180.9
Other non-current assets	9.1	10.0
Deferred tax assets	3.2	3.5
Trade payables	(45.5)	(49.9)
Financial debt	(0.9)	(1.0)
Other liabilities	(22.0)	(24.2)
Deferred tax liabilities	(46.5)	(50.9)
Fair value of non-controlling interests	(4.8)	(5.2)
Identifiable net assets	167.2	183.3

Hudson’s share in these net assets	167.2	183.3
Goodwill	179.7	197.0
Total purchase price allocated to US and Canada entities	346.9	380.3

From the date when Hudson took control of the US and Canada entities of the WDF operations in August 2015 until December 2015 these operations contributed USD 171.3 million in turnover and USD (1.5) million in operating profit to the statement of comprehensive income of Hudson.

If the business combination had occurred as at the beginning of 2015, US and Canada entities of WDF would have generated a turnover during 2015 of USD 381.7 million and an operating profit of approximately USD 3.0 million.

7. TURNOVER

IN MILLIONS OF USD	2017	2016	2015
Net sales	1,760.8	1,650.1	1,369.6
Advertising income	41.7	37.1	33.4
Turnover	1,802.5	1,687.2	1,403.0

NET SALES BREAKDOWN

Net sales by product categories

IN MILLIONS OF USD	2017	2016	2015
Confectionery, Food and Catering	628.0	572.3	469.6
Perfumes and Cosmetics	258.4	226.3	174.6
Fashion, Leather and Baggage	220.1	183.3	146.2
Literature and Publications	175.6	192.5	187.2
Wine and Spirits	88.0	75.3	62.9
Tobacco goods	52.2	47.4	46.3
Watches, Jewelry and Accessories	115.5	86.2	76.9
Electronics	87.7	78.5	66.6
Other product categories	135.3	188.3	139.3
Total	1,760.8	1,650.1	1,369.6

Net sales by market sector

IN MILLIONS OF USD	2017	2016	2015
Duty-paid	1,334.4	1,284.0	1,075.2
Duty-free	426.4	366.1	294.4
Total	1,760.8	1,650.1	1,369.6

Net sales by channel

IN MILLIONS OF USD	2017	2016	2015
Airports	1,662.6	1,565.9	1,307.6
Downtown and hotel shops	43.1	29.5	13.1
Railway stations and other	55.1	54.7	48.9
Total	1,760.8	1,650.1	1,369.6

8. SELLING EXPENSES

IN MILLIONS OF USD	2017	2016	2015
Concession fees and rents (note 33)	(399.1)	(375.3)	(307.0)
Credit card commissions	(29.0)	(27.7)	(20.9)
Advertising and commission expenses	(0.9)	(0.8)	(0.9)
Packaging materials	(2.5)	(2.3)	(2.2)
Other selling expenses	(3.3)	(3.4)	(3.3)
Selling expenses	(434.8)	(409.5)	(334.3)

Concession and rental income (note 33)	11.6	11.9	7.3
Commercial services and other selling income	2.0	1.9	1.3
Selling income	13.6	13.8	8.6

Total	(421.2)	(395.7)	(325.7)

9. PERSONNEL EXPENSES

IN MILLIONS OF USD	2017	2016	2015
Salaries and wages	(298.4)	(270.3)	(227.0)
Social security expenses	(43.0)	(38.5)	(29.8)
Other personnel expenses	(29.9)	(28.6)	(22.7)
Total	(371.3)	(337.4)	(279.5)

Full time equivalents (FTE - unaudited)	8,894	8,485	8,124

10. GENERAL EXPENSES

IN MILLIONS OF USD	2017	2016	2015
Franchise fees and commercial services	(63.2)	(62.5)	(51.7)
Repairs, maintenance and utilities	(17.1)	(15.5)	(14.4)
Office and administration	(16.2)	(14.5)	(11.4)
Premises	(14.9)	(16.3)	(13.3)
Legal, consulting and audit fees	(13.5)	(11.8)	(14.5)
Travel, entertainment and representation	(11.7)	(11.6)	(10.4)
Taxes, other than income taxes	(7.1)	(8.4)	(6.3)
IT expenses	(6.3)	(4.6)	(3.7)
PR and advertising	(3.2)	(2.7)	(2.1)
Insurances	(2.2)	(2.2)	(2.0)
Bank expenses	(1.5)	(1.8)	(1.1)
Total	(156.9)	(151.9)	(130.9)

11. INVESTMENTS IN ASSOCIATES

This includes Nuance Group (Chicago) LLC which operates four duty-free stores at O’Hare International Airport of Chicago in Illinois, USA, and as of 2017 Midway Partnership LLC operating duty paid stores at Chicago Midway International Airport.

Hudson’s interests in Nuance Group (Orlando) LLC and Broward Duty Free LLC were sold on March 15, 2015, for USD 30 million to an existing shareholder at book value.

These investments are accounted for using the equity method.

Summarized statement of financial position

IN MILLIONS OF USD	DEC 31, 2017 NUANCE GROUP (CHICAGO) LLC	DEC 31, 2017 MIDWAY PARTNERSHIP LLC	DEC 31, 2017 TOTAL	DEC 31, 2016 NUANCE GROUP (CHICAGO) LLC
Cash and cash equivalents	2.6	1.4	4.0	2.5
Other current assets	4.0	2.7	6.7	4.0
Non-current assets	3.0	1.0	4.0	3.2
Other current liabilities	(3.9)	(2.9)	(6.8)	(2.8)
Net assets	5.7	2.2	7.9	6.9

Proportion of Hudson’s ownership	35.0%	50.0%		35.0%
Hudson’s share of the equity	2.0	1.1	3.1	2.4

Summarized statement of comprehensive income
2017 IN MILLIONS OF USD	NUANCE GROUP (CHICAGO) LLC	MIDWAY PARTNERSHIP LLC	OTHER ASSOCIATES	TOTAL

Turnover	18.7	15.1	–	33.8
Depreciation, amortization and impairment	(0.1)	–	–	(0.1)
Net earnings for the year	(1.0)	0.2	–	(0.8)

Total comprehensive income	(1.0)	0.2	–	(0.8)

HUDSON'S SHARE	35.0%	50.0%
Net earnings for the year	(0.4)	0.1	–	(0.3)
Total comprehensive income	(0.4)	0.1	–	(0.3)

2016 IN MILLIONS OF USD	NUANCE GROUP (CHICAGO) LLC	MIDWAY PARTNERSHIP LLC	OTHER ASSOCIATES	TOTAL

Turnover	20.0	–	–	20.0
Depreciation, amortization and impairment	(0.1)	–	–	(0.1)
Net earnings for the year	(2.1)	–	–	(2.1)

Total comprehensive income	(2.1)	–	–	(2.1)

HUDSON'S SHARE	35.0%
Net earnings for the year	(0.7)	–	–	(0.7)
Total comprehensive income	(0.7)	–	–	(0.7)

2015 IN MILLIONS OF USD	NUANCE GROUP (CHICAGO) LLC	MIDWAY PARTNERSHIP LLC	OTHER ASSOCIATES	TOTAL

Turnover	23.9	–	4.4	28.3
Depreciation, amortization and impairment	(0.2)	–	(0.1)	(0.3)
Other operational result	–	–	1.1	1.1
Net earnings for the year	3.5	–	1.4	4.9

Total comprehensive income	3.5	–	1.4	4.9

HUDSON'S SHARE	35.0%
Net earnings for the year	1.2	–	0.5	1.7
Total comprehensive income	1.2	–	0.5	1.7

The information above reflects the amounts presented in the financial statements of the associates (other than Hudson’s share of amounts) adjusted for differences in accounting policies between the associates and Hudson.

Reconciliation of the carrying amount of its investments

IN MILLIONS OF USD	NUANCE GROUP (CHICAGO) LLC	MIDWAY PARTNERSHIP LLC	OTHER ASSOCIATES	TOTAL
Net earnings	1.2	–	0.5	1.7
Dividends received	(0.7)	–	(0.5)	(1.2)
Disposals	–	–	(30.0)	(30.0)
Carrying value at December 31, 2015	3.3	–	–	3.3

Net earnings	(0.7)	–	–	(0.7)
Dividends received	(0.2)	–	–	(0.2)
Carrying value at December 31, 2016	2.4	–	–	2.4

Contribution to new partnership	–	1.0	–	1.0
Net earnings	(0.4)	0.1	–	(0.3)
Carrying value at December 31, 2017	2.0	1.1	–	3.1

12. DEPRECIATION, AMORTIZATION AND IMPAIRMENT

IN MILLIONS OF USD	2017	2016	2015

Depreciation	(64.5)	(61.4)	(49.7)
Impairment	(0.2)	–	(1.4)
Subtotal (note 17 Property, Plant and Equipment)	(64.7)	(61.4)	(51.1)
Amortization	(44.0)	(42.3)	(35.6)
Subtotal (note 19 Intangible Assets)	(44.0)	(42.3)	(35.6)
Total	(108.7)	(103.7)	(86.7)

13. OTHER OPERATIONAL RESULT

This line includes non-recurring transactions, impairments of financial assets and changes in provisions.

IN MILLIONS OF USD	2017	2016	2015
Consulting fees, expenses related to projects and start-up expenses	(0.2)	(0.3)	(0.5)
Impairment of loans and other receivables	(0.9)	(1.4)	(0.6)
Closing or restructuring of operations	(2.7)	(8.3)	(2.0)
Losses on sale of non-current assets	(3.3)	(2.0)	(0.4)
Project-related costs	(3.4)	-	-
Other operating expenses	(3.7)	(2.3)	0.3
Other operational expenses	(14.2)	(14.3)	(3.2)

IN MILLIONS OF USD	2017	2016	2015
Insurance - compensation for losses	0.1	0.1	-
Gain on sale of non-current assets	-	0.1	0.5
Recovery of write offs / release of allowances / debt waiver	9.4	4.0	-
Other operating income	1.0	0.8	1.0
Other operational income	10.5	5.0	1.5

IN MILLIONS OF USD	2017	2016	2015
Other operational expenses	(14.2)	(14.3)	(3.2)
Other operational income	10.5	5.0	1.5
Other operational result	(3.7)	(9.3)	(1.7)

14. INTEREST

IN MILLIONS OF USD	2017	2016	2015
EXPENSES ON FINANCIAL LIABILITIES
Interest expense	(29.4)	(29.1)	(24.7)
Other financial expenses	(0.5)	(0.5)	(0.6)
Interest expense on financial liabilities	(29.9)	(29.6)	(25.3)

EXPENSES ON NON-FINANCIAL LIABILITIES
Interest expense	(0.3)	(0.2)	(0.1)

Total interest expense	(30.2)	(29.8)	(25.4)

INCOME ON FINANCIAL ASSETS
Interest income	1.8	2.0	1.6
Other financial income	0.1	0.1	–
Interest income on financial assets	1.9	2.1	1.6

Total interest income	1.9	2.1	1.6

15. INCOME TAXES

INCOME TAX RECOGNIZED IN THE COMBINED STATEMENT OF COMPREHENSIVE INCOME

IN MILLIONS OF USD	2017	2016	2015
Current income taxes	(8.5)	(8.4)	(5.4)
of which corresponding to the current period	(8.5)	(7.3)	(8.1)
of which adjustments recognized in relation to prior years	–	(1.1)	2.7
Deferred income taxes	(34.4)	42.7	1.6
of which related to the origination or reversal of temporary differences	5.8	10.3	1.6
of which adjustments recognized in relation to prior years	–	32.4	–
of which adjustments due to change in tax rates	(40.2)	–	–
Total	(42.9)	34.3	(3.8)

IN MILLIONS OF USD	2017	2016	2015

Earnings before income tax (EBT)	32.3	15.5	22.1
Expected tax rate in %	35.2%	36.2%	36.9%
Tax at the expected rate	(11.3)	(5.6)	(8.2)

EFFECT OF
Different tax rates for subsidiaries in other jurisdictions	0.5	(0.2)	(0.7)
Effect of changes in tax rates on previously recognized deferred tax assets and liabilities	(40.2)	–	(0.6)
Non-deductible expenses	0.3	(0.5)	2.4
Net change of unrealized tax loss carry-forwards	2.0	(4.1)	–
Non recoverable withholding taxes	–	–	(0.2)
Minority interests	11.2	10.1	9.5
Adjustments recognized in relation to prior year	–	31.3	2.7
Other items	(1.4)	3.3	(8.7)
Total	(42.9)	34.3	(3.8)

The expected tax rate in % approximates the average income tax rate of the countries where the Group is active, weighted by the profitability of the respective operations. For 2017, there have been no significant changes in these income tax rates. In December 2017, a significant decrease of the US federal income tax rate has been enacted, applicable for the year 2018 and onwards. The reduction in the U.S. federal corporate income tax rate from 35 % to 21 % resulted in a net downward adjustment of USD 40.2 million in relation to deferred taxes.

16. EARNINGS PER SHARE

EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT

The information on earnings per share for Hudson Group pursuant to IAS 33 has not been presented, as the combined entities have not formed a statutory group and, as such Hudson Group has no historical capital structure.

17. PROPERTY, PLANT AND EQUIPMENT

2017 IN MILLIONS OF USD	BUILDINGS & LEASEHOLD IMPROVEMENTS	FURNITURE FIXTURES	COMPUTER HARDWARE	VEHICLES	WORK IN PROGRESS	TOTAL
AT COST
Balance at January 1	226.6	182.2	28.1	3.8	20.0	460.7

Additions (note 18)	13.4	8.4	6.5	0.5	47.5	76.3
Disposals	(20.8)	(10.7)	(0.5)	(0.3)	–	(32.3)
Reclassification within classes	29.3	12.7	5.6	0.1	(47.7)	–
Reclassification to intangible assets	–	–	(1.0)	–	–	(1.0)
Currency translation adjustments	2.7	1.7	0.2	–	0.3	4.9
Balance at December 31	251.2	194.3	38.9	4.1	20.1	508.6

ACCUMULATED DEPRECIATION
Balance at January 1	(98.6)	(80.5)	(18.0)	(2.7)	–	(199.8)

Additions (note 12)	(31.8)	(27.6)	(4.7)	(0.4)	–	(64.5)
Disposals	18.2	9.6	0.4	0.3	–	28.5
Reclassification within classes	(2.1)	2.6	(0.5)	–	–	–
Currency translation adjustments	(1.6)	(1.2)	(0.2)	(0.1)	–	(3.1)
Balance at December 31	(115.9)	(97.1)	(23.0)	(2.9)	–	(238.9)

IMPAIRMENT
Balance at January 1	(3.3)	(1.3)	–	–	–	(4.6)

Impairment (note 12)	(0.2)	–	–	–	–	(0.2)
Currency translation adjustments	–	–	–	–	–	–
Balance at December 31	(3.5)	(1.3)	–	–	–	(4.8)

CARRYING AMOUNT
At December 31, 2017	131.8	95.9	15.9	1.2	20.1	264.9

2016 IN MILLIONS OF USD	BUILDINGS & LEASEHOLD IMPROVEMENTS	FURNITURE FIXTURES	COMPUTER HARDWARE	VEHICLES	WORK IN PROGRESS	TOTAL
AT COST
Balance at January 1	183.8	151.1	21.1	3.5	27.8	387.3

Additions (note 18)	13.5	6.9	2.5	0.3	69.2	92.4
Disposals	(10.5)	(8.6)	–	–	(1.6)	(20.7)
Reclassification within classes	39.0	32.1	4.3	–	(75.4)	–
Currency translation adjustments	0.8	0.7	0.2	–	–	1.7
Balance at December 31	226.6	182.2	28.1	3.8	20.0	460.7

ACCUMULATED DEPRECIATION
Balance at January 1	(75.1)	(63.0)	(15.2)	(2.3)	–	(155.6)
	–
Additions (note 12)	(32.7)	(25.4)	(2.9)	(0.4)	–	(61.4)
Disposals	9.6	8.3	0.3	–	–	18.2
Currency translation adjustments	(0.4)	(0.4)	(0.2)	–	–	(1.0)
Balance at December 31	(98.6)	(80.5)	(18.0)	(2.7)	–	(199.8)

IMPAIRMENT
Balance at January 1	(2.7)	(1.7)	–	–	(0.1)	(4.5)

Disposals	–	0.4	–	–	0.1	0.5
Currency translation adjustments	(0.6)	–	–	–	–	(0.6)
Balance at December 31	(3.3)	(1.3)	–	–	–	(4.6)

CARRYING AMOUNT
At December 31, 2016	124.7	100.4	10.1	1.1	20.0	256.3

18. CASH FLOW USED FOR PURCHASE OF PROPERTY, PLANT AND EQUIPMENT

IN MILLIONS OF USD	2017	2016	2015
Payables for capital expenditure at the beginning of the period	(14.4)	(10.7)	(5.1)
Additions of property, plant and equipment (note 17)	(76.3)	(92.4)	(55.0)
Payables for capital expenditure at the end of the period	11.1	14.4	10.7
Currency translation adjustments	–	0.4	–
Total Cash Flow	(79.6)	(88.3)	(49.4)

19. INTANGIBLE ASSETS

2017 IN MILLIONS OF USD	CONCESSION RIGHTS	GOODWILL	OTHER	TOTAL
AT COST
Balance at January 1	514.1	317.9	36.7	868.7

Additions (note 20)	2.7	–	5.5	8.2
Reclassification from property, plant & equipment	–	–	1.0	1.0
Currency translation adjustments	18.0	13.3	(3.4)	27.9
Balance at December 31	534.8	331.2	39.8	905.8

ACCUMULATED AMORTIZATION
Balance at January 1	(148.1)	–	(29.4)	(177.5)

Additions (note 12)	(39.2)	–	(4.8)	(44.0)
Currency translation adjustments	(1.6)	–	3.1	1.5
Balance at December 31	(188.9)	–	(31.1)	(220.0)

CARRYING AMOUNT
At December 31, 2017	345.9	331.2	8.7	685.8

2016 IN MILLIONS OF USD	CONCESSION RIGHTS	GOODWILL	OTHER	TOTAL
AT COST
Restated * Balance at January 1	511.9	312.3	27.4	851.6

Additions (note 20)	–	–	5.7	5.7
Currency translation adjustments	2.2	5.6	3.6	11.4
Balance at December 31	514.1	317.9	36.7	868.7

ACCUMULATED DEPRECIATION
Balance at January 1	(110.7)	–	(22.4)	(133.1)

Additions (note 12)	(38.4)	–	(3.9)	(42.3)
Currency translation adjustments	1.0	–	(3.1)	(2.1)
Balance at December 31	(148.1)	–	(29.4)	(177.5)

CARRYING AMOUNT
At December 31, 2016	366.0	317.9	7.3	691.2

19.1 IMPAIRMENT TEST

Goodwill is subject to impairment testing each year. Concession rights with finite useful lives are tested for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable.

19.1.1 Impairment test of goodwill

For the purpose of impairment testing, goodwill recognized from business combinations has been allocated to a group of cash generating units (CGUs) which represents Hudson Group’s only operating segment “Travel Retail Operations” and amounts to USD 331.2 million.

The recoverable amount of the group of CGUs is determined based on value-in-use calculations which require the use of assumptions (see table with key assumptions below). The calculation uses cash flow projections based on financial forecasts approved by the management covering a five-year period. Cash flows beyond the five-year period are extrapolated using a steady growth rate that does not exceed the long-term average growth rate for the respective market and is consistent with forecasted growth included in the travel related retail industry reports.

The key assumptions (in %) used for determining the recoverable amounts of goodwill in Hudson Group are:

POST TAX DISCOUNT RATES		PRE TAX DISCOUNT RATES		GROWTH RATES FOR NET SALES
2017	2016	2017	2016	2017	2016
7.27	6.33	8.79	7.94	4.3-5.6	4.6-8.4

As basis for the calculation of these discount rates, the Group uses the weighted average cost of capital, based on risk free interest rates derived from the past 5 year average of prime 10-year USD bonds rates: 2.23% (2016: 2.08%).

For the calculation of the discount rates and WACC (weighted average cost of capital), the Group used the following re-levered beta:

	2017	2016
Beta factor	0.85	0.86

Sensitivity to changes in assumptions
Management believes that any reasonably possible change (+ / – 1%) in the key assumptions, on which the recoverable amounts are based, would not cause the respective recoverable amount to fall below the carrying amount.

19.1.2 Key assumptions used for value-in-use calculations

The calculation of value-in-use is most sensitive to the following assumptions:
–
Sales growth

–
Growth rate used to extrapolate

–
Gross margin and suppliers prices

–
Concession fee levels

–
Discount rates

Sales growth
Sales growth is based on statistics published by external experts, such as ACI (Airports Council International) to estimate the development of passenger traffic per country where Hudson is active. For the budget year, the management also takes into consideration specific price inflation factors of the country, the cross currency effect and the expected potential changes to capture clients (penetration) per business unit.

Gross rates used to extrapolate
For the period after 5 years, Hudson has used a growth rate of 2.0% (2016: 2.0%) to extrapolate the cash flow projections.

Gross margins
The expected gross margins are based on average product assortment values estimated by the management for the budget 2017. These values are maintained over the planning period or where specific actions are planned and have been increased or decreased by up to 1 % over the 5 year planning horizon compared to the historical data. The gross margin is also affected by supplier’s prices. Estimates are obtained from global negotiations held with the main suppliers for the products and countries for which products are sourced, as well as data relating to specific commodities during the months before the budget.

Concession fee levels
These assumptions regarding the concession fee evolution are important and monitored in the specific market as well as the renewal conditions and competitor behavior where the CGU is active. For a CGU subject to a value-in-use calculation, the management expects the competitive position to remain stable over the budget period.

Discount rates
Several factors affect the discount rates:
–
For the financial debt part, the rate is based on the average interest of the past 5 years of the respective ten-year government bond and is increased by the Group’s effective bank spread and adjusted by the effective tax rate and country risk of the CGU.

–
For the equity part, a 5 % equity risk premium is added to the base rate commented above and adjusted by the Beta of Hudson’s peer group.

The same methodology is used by the management to determine the discount rate used in discounted cash flow (DCF) valuations, which are a key instrument to assess business potential of new or additional investment proposals.

20. CASH FLOWS USED FOR PURCHASE OF INTANGIBLE ASSETS

IN MILLIONS OF USD	2017	2016	2015
Additions of intangible assets (note 19)	(8.2)	(5.7)	(3.0)
Total Cash Flow	(8.2)	(5.7)	(3.0)

21. DEFERRED TAX ASSETS AND LIABILITIES

Temporary differences arise from the following positions:

IN MILLIONS OF USD	DEC 31, 2017	DEC 31, 2016
DEFERRED TAX ASSETS
Property, plant and equipment	4.0	47.4
Intangible assets	19.8	60.1
Provisions and other payables	11.7	30.8
Tax loss carry-forward	51.5	57.5
Other	15.5	12.0
Total	102.5	207.8

DEFERRED TAX LIABILITIES
Property, plant and equipment	(0.5)	(50.4)
Intangible assets	(59.8)	(68.3)
Provisions and other payables	–	(0.8)
Other	(2.0)	(7.1)
Total	(62.3)	(126.6)

Deferred tax assets, net	40.2	81.2

Deferred tax balances are presented in the consolidated statement of financial position as follows:

IN MILLIONS OF USD	DEC 31, 2017	DEC 31, 2016
Deferred tax assets	90.3	153.0
Deferred tax liabilities	(50.1)	(71.8)
Balance at December 31	40.2	81.2

Reconciliation of movements to the deferred taxes:

IN MILLIONS OF USD	DEC 31, 2017	DEC 31, 2016
Changes in deferred tax assets	(62.7)	6.5
Changes in deferred tax liabilities	21.7	36.8
Currency translation adjustments	6.4	(0.1)
Deferred tax income (expense) at December 31	(34.6)	43.2

THEREOF
Recognized in the statement of comprehensive income	(34.4)	42.7
Recognized in equity	(0.2)	0.5

Tax loss carry-forwards
The unrecognized tax loss carry-forwards by expiry date are as follows:

IN MILLIONS OF USD	DEC 31, 2017	DEC 31, 2016	DEC 31, 2015
Expiring within 1 to 3 years	4.4	–	–
Expiring within 4 to 7 years	0.8	–	–
Expiring after 7 years	39.8	31.9	21.3
Total 1	45.0	31.9	21.3

1
This amount includes USD 21.3 million added through business combination in 2015

22. OTHER NON-CURRENT ASSETS

IN MILLIONS OF USD	DEC 31, 2017	DEC 31, 2016
Guarantee deposits	2.5	1.8
Loans and contractual receivables	24.4	26.4
Other	0.1	6.7
Subtotal	27.0	34.9

Allowances	(2.1)	(3.8)
Total	24.9	31.1

MOVEMENT IN ALLOWANCES

IN MILLIONS OF USD	2017	2016

Balance at January 1	(3.8)	(2.4)
Creation	(0.3)	(1.4)
Utilization	2.0	-
Balance at December 31	(2.1)	(3.8)

23. INVENTORIES

IN MILLIONS OF USD	DEC 31, 2017	DEC 31, 2016

Purchased inventories at cost	192.4	171.7
Inventory allowance	(6.4)	(10.3)
Total	186.0	161.4

CASH FLOWS USED FOR INCREASE / FROM DECREASE IN INVENTORIES

IN MILLIONS OF USD	2017	2016	2015
Balance at January 1	171.7	155.4	114.7
Balance at December 31	192.4	171.7	155.4
Gross change - at cost	(20.7)	(16.3)	(40.7)

Business combinations (note 6)	–	–	25.8
Utilization of allowances (in prior years: other cash flow effects)	(8.9)	0.5	0.3
Currency translation adjustments	2.7	1.6	(2.5)
Cash Flow – (increase) / decrease in inventories	(26.9)	(14.2)	(17.1)

Cost of sales includes inventories written down to net realizable value and inventory differences of USD 8.5 (2016: 8.4) million.

24. TRADE RECEIVABLES

IN MILLIONS OF USD	DEC 31, 2017	DEC 31, 2016
Trade receivables, gross	5.3	8.4
Allowances	(0.7)	(0.2)
Trade receivables, net	4.6	8.2

Trade receivables are stated at their nominal value less allowances for doubtful amounts. These allowances are established based on an individual evaluation when collection appears to be no longer probable.

AGING ANALYSIS OF TRADE RECEIVABLES

IN MILLIONS OF USD	DEC 31, 2017	DEC 31, 2016
Not due	0.7	4.1

OVERDUE
Up to 30 days	0.6	0.1
31 to 60 days	–	0.2
61 to 90 days	0.8	0.1
More than 90 days	3.2	3.9
Total overdue	4.6	4.3
Trade receivables, gross	5.3	8.4

MOVEMENT IN ALLOWANCES

IN MILLIONS OF USD	2017	2016
Balance at January 1	(0.2)	(0.4)

Creation	(0.4)	–
Utilized	–	0.2
Currency translation adjustments	(0.1)	–
Balance at December 31	(0.7)	(0.2)

25. OTHER ACCOUNTS RECEIVABLE

IN MILLIONS OF USD	DEC 31, 2017	DEC 31, 2016
Receivables for refund from suppliers and related services	32.1	17.2
Guarantee deposits	0.2	0.2
Personnel receivables	1.3	1.3
Loans receivable	4.8	–
Accounts receivables	38.4	18.7

Prepayments for concession fees and rents	8.0	14.0
Prepayments of sales and other taxes	1.5	4.3
Prepayments, other	1.1	2.7
Prepayments	10.6	21.0

Receivables from subtenants and business partners	1.2	4.5
Other	9.2	4.6
Other receivables	10.4	9.1

Total	59.4	48.8

Allowances	–	(1.5)
Total	59.4	47.3

MOVEMENT IN ALLOWANCES

IN MILLIONS OF USD	2017	2016
Balance at January 1	(1.5)	(2.1)

Creation	–	(1.3)
Utilized	1.5	1.9
Balance at December 31	–	(1.5)

26. SHARE-BASED PAYMENTS

SHARE PLAN OF DUFRY AG
On December 1, 2017, Dufry granted to the members of the Group Executive Committee (GEC) and selected members of the senior management the Award 2017 consisting of 24,474 PSU units. The PSU Award 2017 has a contractual life of 29 months and will vest on May 4, 2020. At grant date the fair value of one PSU Award 2017 represents the market value for one Dufry share at that date, i. e. CHF 140.69, adjusted by the probability that participants comply with the ongoing contractual relationship clause. As of December 31, 2017, no PSU Award 2017 forfeited, so that 24,474 PSU Award 2017 remain outstanding.

On October 27, 2016, Dufry granted to Hudson’s members of the Group Executive Committee (GEC) and selected members of the senior management the Award 2016 consisting of 27.399 PSU. The Performance Share Unit (PSU) Award 2016 has a contractual life of 26 months and will vest on May 1, 2019. At grant date the fair value of one PSU Award 2016 represents the market value for one Dufry share at that date, i. e. CHF 127.00, adjusted by the probability that participants comply with the ongoing contractual relationship clause. As of December 31, 2017, no PSU Award 2016 forfeited, so that all PSU Award 2016 remain outstanding.

On October 27, 2016, the Board of Directors of Dufry decided, upon proposal by the Remuneration Committee, to pay out half of the 2015 bonus through a share program. Therefore, 26,530 Rights to Receive Shares (RRS) were awarded to selected members of the senior management of Hudson. These RRS have a contractual life of 26 months and will vest on January 1, 2019. At grant date the fair value of one RRS represents the market value for one Dufry share at that date, i. e. CHF 127.00, adjusted by the probability that participants comply with the ongoing contractual relationship clause. As of December 31, 2017, no RRS forfeited, so that all RRS remain outstanding.

One PSU (Award 2017 or Award 2016) will give the right to the holders to receive free of charge up to 1.5 (2016: 2) Dufry shares depending on the effective cumulative amount of cash earnings per share (Cash EPS) reached by Dufry during the years of award and the following two years compared with the target (2017: CHF 25.97, 2016: CHF 24.59). The Cash EPS equals the basic Earnings per Share adjusted for amortization of intangible assets identified during business combinations and non-recurring effects. If at vesting the cumulative adjusted Cash EPS is at target level, each PSU grants one share. If the cumulative adjusted Cash EPS is at 150 % of the target (maximum threshold) or above, each PSU grants 1.5 (2016: 2) shares at vesting, and if the adjusted Cash EPS is at 50 % of the target (minimum threshold) or below, no share will be granted at vesting. If the adjusted Cash EPS is between 50 % and 150 % of the target, the number of shares granted for each PSU will be allocated on a linear basis. Additionally, the allocation of shares is subject to an ongoing contractual relationship of the participant with Dufry throughout the vesting period. Holders of PSU are not entitled to vote or receive dividends, like shareholders do.

One RRS (Award 2016) will give the right to the holders to receive free of charge one Dufry share subject to an ongoing contractual relationship with Dufry throughout the vesting period (Award 2016 until January 1, 2019). Holders of these rights are not entitled to vote or receive dividends, like shareholders do.

With the Award 2015 Dufry granted to the members of the GEC 22,715 PSU options. One PSU gave the right to receive on May 3, 2018, free of charge, up to two shares, based on the performance achieved by Dufry. For the PSU Award 2015, the performance was measured based on the target Cash EPS of CHF 24.42 to be achieve over the three-year period 2015 – 2017 as described for the awards mentioned above. In May 2018 the PSU award 2015 will vest and Dufry will assign 0.926 Dufry shares per PSU award 2015 as during the preceding three-year period the effectively cash EPS achieved was of CHF 23.51, making a total of 21,034 shares.

In 2017 Hudson recognized through profit and loss share-based payment expenses for a total of USD 4.6 (2016: 1.2) million.

27. BREAKDOWN OF TRANSACTIONS WITH NON-CONTROLLING INTERESTS

The following table reflects increase in share capital of companies with non-controlling interests that have been recognized in equity attributable to non-controlling interests at fair value:

IN MILLIONS OF USD	2017	2016
HG Midway JV	2.2	–
WDFG Partners Duty Free LLC	1.4	–
HG Tucson Retailers JV	1.4	–
Dufry MSP Retailers JV	1.1	0.2
Increase in share capital of other subsidiaries	4.9	5.3
Total	11.0	5.5

28. INFORMATION ON COMPANIES WITH NON-CONTROLLING INTERESTS

The non-controlling interests (NCI) comprise the portions in equity and net earnings in 100 (Dec. 2017) subsidiaries that are not fully owned by the Group.

The list of subsidiaries (refer to the last note of these financial statements) provides the following information of subsidiaries with NCI’s: name, principal place of business by country, the proportion of ownership hold by the Group and the share capital (if applicable).

Our non-controlling interests consists of partners in either common law partnerships or LLC’s (collectively, “Joint Ventures”). Our partners own percentages of the Joint Ventures and are therefore entitled to distributions of net earnings. While there is some variation among our agreements, it is generally the case that the Executive Management Committee, controlled by Hudson’s majority of representatives, is obligated to distribute, each quarter, the excess of an appropriate reserve reasonably determined by the committee to be necessary to meet the current and anticipated needs of the Joint Venture. Such distributions are allocated among the partners, Hudson included, based on each partner’s percentage interest in the Joint Venture. Distributions are discretionary only to the extent that reserves are reasonably required as above stated.

Each of the Joint Ventures is treated as a separate operating entity and each has its own revenues and expenses. No expenses of Hudson are shared with any Joint Venture but Hudson does receive payments for “back office” services (financial, legal, HR, IT, etc.) that are provided to the Joint Venture by Hudson in amounts typically calculated as a percentage of the gross revenues of the Joint Venture. These amounts are stated in each Joint Venture agreement and vary by agreement. They are established at the time of agreement by calculating the internal cost for the services as a percentage of Hudson’s gross revenues and that percentage of the Joint Venture gross revenue is inserted in the Joint Venture agreement as Hudson’s compensation. Such payments are fees for services and not shared expenses.

In addition to the above, Hudson receives occasional, specific reimbursement for certain special services rendered and/or payroll expended on specific projects. Store openings are an example. Large numbers of Hudson personnel are made available to a Joint Venture in order to complete tasks in a mandated time frame that would be impossible to meet with the Joint Venture’s own employees.

With the exception of the one presented in the following tables, none of the subsidiaries have non-controlling interests that are material for the Group.

Summarized statement of comprehensive income

IN MILLIONS OF USD	2017	2016	2015
Hudson Las Vegas JV
Turnover	67.1	64.6	64.8
Depreciation, amortization and impairment	(1.3)	(1.4)	(0.8)
Net earnings for the year	10.9	9.6	11.1

Non-controlling interest	27%	27%	27%
Non-controlling interest share of the net earnings Hudson Las Vegas	2.9	2.6	3.0

Non-controlling interests in other subsidiaries	26.9	23.7	23.0
Total comprehensive income attributable to NCI	29.8	26.3	26.0

Summarized statement of financial position

IN MILLIONS OF USD	DEC 31, 2017	DEC 31, 2016	DEC 31, 2015
Hudson Las Vegas JV
Cash and cash equivalents	5.2	4.1	6.5
Other current assets	7.2	8.0	5.4
Non-current assets	9.4	8.9	9.0
Other current liabilities	(3.5)	(3.5)	(4.5)
Net assets	18.3	17.5	16.4

Non-controlling interest	27%	27%	27%
Non-controlling interest share of the equity Hudson Las Vegas	4.9	4.7	4.4

Non-controlling interests in other subsidiaries	73.8	67.5	63.4
Total net assets attributable to NCI	78.7	72.2	67.8

29. FINANCIAL DEBT

IN MILLIONS OF USD	DEC 31, 2017	DEC 31, 2016
Bank debt (overdrafts)	–	1.5
Related party loans	80.7	–
Financial debt, short-term	80.7	1.5

Related party loans	520.4	475.2
Financial debt, long-term	520.4	475.2

Total	601.1	476.7

OF WHICH ARE
Bank debt	–	1.5
Related party loans	601.1	475.2

The related party long-term loans (refer to note 32) are denominated in USD and CAD. The interest rate for USD loans in 2017 was 5.9% (2016: 5.9%). The interest rate for CAD loans in 2017 was 3.9%.

DETAILED CREDIT FACILITIES
Dufry, jointly with Hudson, negotiates and manages its key credit facilities centrally and then provides intercompany financing to its subsidiaries. Minor credit lines at local level are kept for practical reasons. Hudson’s credit lines are with Credit Agricole and Bank of America.

NET DEBT
IN MILLIONS OF USD	CASH AND CASH EQUIVALENTS	FINANCIAL DEBT CURRENT	FINANCIAL DEBT NON-CURRENT	NET DEBT
Balance at January 1, 2017	187.6	1.5	475.2	289.1

Cash flows from operating, financing and investing activities	(51.1)	–	–	51.1
Repayments of financial debt	–	(21.5)	(6.5)	(28.0)
Loan from common control transaction	–	103.1	51.6	154.7
Cash flow	(51.1)	81.6	45.1	177.8
Currency translation adjustments	0.9	(2.4)	0.1	(3.2)
Non-cash movements	0.9	(2.4)	0.1	(3.2)
Balance at December 31, 2017	137.4	80.7	520.4	463.7

IN MILLIONS OF USD	CASH AND CASH EQUIVALENTS	FINANCIAL DEBT CURRENT	FINANCIAL DEBT NON-CURRENT	NET DEBT
Balance at January 1, 2016	160.4	0.9	483.1	323.6

Cash flows from operating, financing and investing activities	26.1	–	–	(26.1)
Repayments of financial debt	–	–	(7.3)	(7.3)
Loan from common control transaction	–	–	–	–
Cash flow	26.1	–	(7.3)	(33.4)
Currency translation adjustments	1.1	0.6	(0.6)	(1.1)
Non-cash movements	1.1	0.6	(0.6)	(1.1)
Balance at December 31, 2016	187.6	1.5	475.2	289.1

IN MILLIONS OF USD	CASH AND CASH EQUIVALENTS	FINANCIAL DEBT CURRENT	FINANCIAL DEBT NON-CURRENT	NET DEBT
Balance at January 1, 2015	104.5	–	473.6	369.1

Cash flows from operating, financing and investing activities	54.5	–	–	(54.5)
Business combinations (acquisitions)	4.3	1.0	–	(3.3)
Repayments of financial debt	–	0.9	(10.9)	(10.0)
Loan from common control transaction	–	–	–	–
Cash flow	58.8	1.9	(10.9)	(67.8)
Currency translation adjustments	(2.9)	(1.0)	(0.1)	1.8
Non-cash movements	(2.9)	(1.0)	(0.1)	1.8
Other non-cash transactions *	–	–	20.5	20.5
Balance at December 31, 2015	160.4	0.9	483.1	323.6

* Related to the acquisition of the Nuance Group AG, (USA)

30. OTHER LIABILITIES

IN MILLIONS OF USD	DEC 31, 2017	DEC 31, 2016
Personnel payables	38.8	39.2
Other service related vendors	23.3	51.3
Accrued liabilities	16.5	11.8
Concession fee payables	12.8	18.9
Sales tax and other tax liabilities	11.9	12.5
Payables for capital expenditure	11.1	14.4
Accrued lease expenses	2.0	–
Payables to Joint Venture partners	0.8	1.0
Other payables	14.9	19.9
Total	132.1	169.0

THEREOF
Current liabilities	132.1	167.9
Non-current liabilities	–	1.1
Total	132.1	169.0

31. POST-EMPLOYMENT BENEFIT OBLIGATIONS

Hudson provides retirement benefits through defined contribution pension plans which are funded by regular contributions made by the employer and the employees to a third-party. As of December 31, 2017, the discretionary credit balance was USD 0.9 million.

32. RELATED PARTIES AND RELATED PARTY TRANSACTIONS

A party is related to the Group if the party directly or indirectly controls, is controlled by, or is under common control with the Group, has an interest in the Group that gives it significant influence over the Group, has joint control over the Group or is an associate or a joint venture of the Group. In addition, members of the key management personnel of the Group or close members of the family are also considered related parties.

The following tables reflect related party transactions and transactions with associated companies:

Statement of comprehensive income

IN MILLIONS OF USD	2017	2016	2015
PURCHASE OF GOODS FROM
International Operations & Services (USA)	–	37.2	38.4
International Operation & Services (UY) SA	67.4	27.3	7.9
Hudson News Distributors 1	12.2	15.6	19.2
Hudson RPM 1	8.5	5.0	4.3

PURCHASE OF SERVICES FROM
Dufry International AG, Franchise fees expense	(50.6)	(42.9)	(35.9)
World Duty Free Group SA, Franchise fees expense	–	(7.2)	(6.5)
Nuance Group AG, Franchise fees expense	–	–	(1.8)
Dufry Finance SNC, Interest expenses	–	(26.6)	(24.6)
Dufry International AG, Interest expenses	(28.6)	(2.5)	(0.2)
Dufry Financial Services B. V., Interest expenses	(0.9)	–	–
Dufry Management AG, IT expenses	(1.3)	–	–
World Duty Free Group SA, Service fee expenses	(0.2)	–	–

OTHER OPERATIONAL INCOME FROM
Dufry International AG, Debt waiver	9.4	–	–

SALES OF SERVICES TO
Nuance Group (Chicago) LLC 2	0.9	–	–

1
Hudson News Distributors and Hudson RPM are controlled by James S. Cohen, a member of Hudson’s board of directors
2
Transactions with associated companies

Statement of financial position

IN MILLIONS OF USD	2017	2016
ACCOUNTS RECEIVABLES AT DECEMBER 31
Hudson RPM, other receivables 1	0.8	–
Nuance Group (Chicago) LLC 2	0.1	–

ACCOUNTS PAYABLES AT DECEMBER 31
Dufry International AG, Loans payable, long-term	468.7	475.2
Dufry International AG, Loans payable, short-term	13.1	–
Dufry Financial Services B. V., Loans payable, long-term	51.7	–
Dufry Financial Services B. V., Loans payable, short-term	67.6	–
International Operations & Services (USA), trade payables	–	14.8
International Operation & Services (UY) SA, trade payables	31.5	13.9
Hudson News Distributors, trade payables 1	0.1	0.9
Hudson RPM, trade payables 1	–	0.5
Dufry International AG, Fee payables	1.8	50.5
Dufry International AG, Other payables	7.2	7.6
Dufry Financial Services B. V., Other payables	0.2	–
World Duty Free Group UK Ltd, Other payables	0.3	–
Dufry Management AG, Fee payables	0.1	–
Dufry Management AG, Other payables	0.3	–

1
Hudson News Distributors and Hudson RPM are controlled by James S. Cohen, a member of Hudson’s board of directors
2
Transactions with associated companies

Board members and executives
The compensation to key executives for the services provided during the respective years include all forms of consideration paid, payable or provided by the Group, including compensation in Dufry shares as follows:

IN MILLIONS OF USD	2017	2016	2015
Salaries	3.6	3.2	3.0
Variable payment	2.9	2.7	2.5
Non-monetary benefits	0.1	0.1	0.1
Share based payments	4.6	0.6	0.6
Total	11.2	6.6	6.2

During this period the Group had no board members.

33. COMMITMENTS AND CONTINGENCIES

GUARANTEE COMMITMENTS

Some long-term concession agreements, which Hudson has entered into, include obligations to fulfil minimal lease payments during the full term of the agreement. The lease payments to airports or terminals are also called concession fees. Some of these agreements have been backed with guarantees provided by Hudson or a financial institution. During the years 2017, 2016 or 2015, no party has exercised their right to call upon such guarantees.

LEASE INCOME / (EXPENSE)

Lease payments under operating leases have been recognized as an expense for the periods up to December 31, 2017. All accrued, but still unpaid concession fees are presented as liabilities in the statement of financial position.

The Group recognized the following lease and sublease as an income / (expense) in the period:
IN MILLIONS OF USD	2017	2016	2015
Minimum lease payments	(262.4)	(206.6)	(170.0)
Variable rent	(136.7)	(168.7)	(137.0)
Concession fees expense (note 8)	(399.1)	(375.3)	(307.0)

Sublease income (note 8)	11.6	11.9	7.3

Such fees are usually determined in proportion to sales and require a minimal payment, which varies by contract/agreement.

Expected income / (expense)

The total of future minimum lease payments under non-cancellable operating leases for each of the following years are as follows:

IN MILLIONS OF USD	FUTURE EXPENSES
Not later than one year	276.7
Later than one year and not later than five years	894.3
Later than five years	536.2
Total	1,707.2

The total of future minimum sublease payments expected to be received under non-cancellable subleases at the end of the reporting period are USD 35.5 million.

34. FAIR VALUE MEASUREMENT

FAIR VALUE OF FINANCIAL INSTRUMENTS CARRIED AT AMORTIZED COST

The fair value measurement hierarchy of Hudson’s assets and liabilities, that are measured subsequent to initial recognition at fair value, are grouped into Levels 1 to 3 based on the degree to which the fair value is observable:
–
Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.
–
Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
–
Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As of December 31, 2017 and 2016, Hudson Group did not hold any financial assets or liabilities which need to be re-measured at fair value. The Group’s other financial assets and liabilities for which fair values are to be disclosed qualify as Level 2 fair value measurements. Their book values represent a fair approximation of their fair values. There were no transfers between Levels 1 and 2 during the period.

35. FINANCIAL INSTRUMENTS

Significant accounting policies are described in note 2.3 and 4.

35.1 CAPITAL RISK MANAGEMENT

Capital comprises equity attributable to the equity holders of the parent adjusted for effects from transactions with non-controlling interests.

The primary objective of Hudson’s capital management is to ensure that it maintains an adequate credit rating and sustainable capital ratios in order to support its business and maximize shareholder value.

Hudson manages its financing structure and makes adjustments to it in light of its strategy and the long-term opportunities and costs of each financing source. To maintain or adjust the financing structure, Hudson may adjust dividend payments to shareholders, return capital to shareholders, issue new shares or issue equity-linked instruments or equity-like instruments.

Furthermore, Hudson monitors the financing structure using a combination of ratios, including a gearing ratio, cash flow considerations and profitability ratios. As for the gearing ratio Hudson includes within net debt, interest bearing loans and borrowings, less cash and cash equivalents, excluding discontinued operations.

35.1.1 Gearing ratio

The following ratio compares owner’s equity to borrowed funds:

IN MILLIONS OF USD	DEC 31, 2017	DEC 31, 2016
Cash and cash equivalents	(137.4)	(187.6)
Financial debt, short-term	80.7	1.5
Financial debt, long-term	520.4	475.2
Net debt	463.7	289.1

Equity attributable to equity holders of the parent	493.7	658.2

ADJUSTED FOR
Effects from transactions with non-controlling interests 1	0.8	0.4
Total capital 2	494.5	658.6

Total net debt and capital	958.2	947.7
Gearing ratio	48.4%	30.5%

1
Represents the excess paid (received) above fair value of non-controlling interests on shares acquired (sold) as long as there is no change in control (IFRS 10.23)
2
Includes all capital and reserves that are managed as capital

Hudson did not hold collateral of any kind at the reporting dates.

35.2 CATEGORIES OF FINANCIAL INSTRUMENTS

AT DECEMBER 31, 2017	FINANCIAL ASSETS
IN MILLIONS OF USD	Loans and receivables	at FVTPL 1	SUBTOTAL	NON-FINANCIAL ASSETS 2	TOTAL
Cash and cash equivalents	137.4	–	137.4	–	137.4
Trade receivables	4.6	–	4.6	–	4.6
Other accounts receivable	43.3	–	43.3	16.1	59.4
Other non-current assets	24.9	–	24.9	–	24.9
Total	210.2	–	210.2

	FINANCIAL LIABILITIES
IN MILLIONS OF USD	at amortized cost	at FVTPL 1	SUBTOTAL	NON-FINANCIAL LIABILITIES 2	TOTAL
Trade payables	97.1	–	97.1	–	97.1
Financial debt short-term	80.7	–	80.7	–	80.7
Other liabilities	94.0	–	94.0	38.1	132.1
Financial debt long-term	520.4	–	520.4	–	520.4
Other non-current liabilities	–	–	–	–	–
Total	792.2	–	792.2

AT DECEMBER 31, 2016	FINANCIAL ASSETS
IN MILLIONS OF USD	Loans and receivables	at FVTPL 1	SUBTOTAL	NON-FINANCIAL ASSETS 2	TOTAL
Cash and cash equivalents	187.6	–	187.6	–	187.6
Trade receivables	8.2	–	8.2	–	8.2
Other accounts receivable	26.2	–	26.2	21.1	47.3
Other non-current assets	24.4	–	24.4	6.7	31.1
Total	246.4	–	246.4

	FINANCIAL LIABILITIES
IN MILLIONS OF USD	at amortized cost	at FVTPL 1	SUBTOTAL	NON-FINANCIAL LIABILITIES 2	TOTAL
Trade payables	91.3	–	91.3	–	91.3
Financial debt short-term	1.5	–	1.5	–	1.5
Other liabilities	143.7	–	143.7	24.2	167.9
Financial debt long-term	475.2	–	475.2	–	475.2
Other non-current liabilities	1.1	–	1.1	–	1.1
Total	712.8	–	712.8

1
Financial assets and financial liabilities at fair value through profit and loss
2
Non-financial assets or non-financial liabilities comprise prepaid expenses and deferred income, which will not generate a cash outflow or inflow as well as other tax positions

35.2.1 Net income by IAS 39 valuation category

Financial Assets at December 31, 2017

IN MILLIONS OF USD	LOANS AND RECEIVABLES	AT FVTPL	TOTAL
Interest income	1.8	–	1.8
Other finance income	0.1	–	0.1
From interest	1.9	–	1.9

Foreign exchange gain (loss) 1	1.1	–	1.1
Impairments / allowances 2	0.3	–	0.3
Total – from subsequent valuation	1.4	–	1.4

Net (expense) / income	3.3	–	3.3

Financial Liabilities at December 31, 2017

IN MILLIONS OF USD	AT AMORTIZED COST	AT FVTPL	TOTAL
Interest expenses	(29.4)	–	(29.4)
Other finance expenses	(0.5)	–	(0.5)
From interest	(29.9)	–	(29.9)

Foreign exchange gain (loss) 1	0.2	–	0.2
Total – from subsequent valuation	0.2	–	0.2

Net (expense) / income	(29.7)	–	(29.7)

1
This position includes the foreign exchange gain (loss) recognized on third party and intercompany financial assets and liabilities through combined statement of comprehensive income
2
This position includes the income from the released impairments and allowances and recoveries during the period less the increase of impairments and allowances

Financial Assets at December 31, 2016

IN MILLIONS OF USD	LOANS AND RECEIVABLES	AT FVTPL	TOTAL
Interest income	1.6	-	1.6
Other finance income	0.5	-	0.5
From interest	2.1	-	2.1

Foreign exchange gain (loss) 1	(0.3)	-	(0.3)
Impairments/allowances 2	(1.5)	-	(1.5)
Total – from subsequent valuation	(1.8)	-	(1.8)

Net (expense) / income	0.3	-	0.3

Financial Liabilities at December 31, 2016

IN MILLIONS OF USD	AT AMORTIZED COST	AT FVTPL	TOTAL
Interest expenses	(29.1)	-	(29.1)
Other finance expenses	(0.5)	-	(0.5)
From interest	(29.6)	-	(29.6)

Foreign exchange gain (loss) 1	(0.1)	-	(0.1)
Total – from subsequent valuation	(0.1)	-	(0.1)

Net expense	(29.7)	-	(29.7)

1
This position includes the foreign exchange gain (loss) recognized on third party and intercompany financial assets and liabilities through combined statement of comprehensive income
2
This position includes the income from the released impairments and allowances and recoveries during the period less the increase of impairments and allowances

35.3  FINANCIAL RISK MANAGEMENT OBJECTIVES

As a retailer, Hudson has activities which need to be financed in different currencies and are consequently affected by fluctuations of foreign exchange and interest rates. Hudson’s treasury manages the financing of the operations through centralized credit facilities to ensure an adequate allocation of these resources and simultaneously minimize the potential currency financial risk impacts.

Hudson continuously monitors the market risk, such as risks related to foreign currency, interest rate, credit, liquidity and capital. Hudson seeks to minimize the currency exposure and interest rates risk using appropriate transaction structures or alternatively, using derivative financial instruments to hedge the exposure to these risks. The treasury policy forbids entering or trading financial instruments for speculative purposes.

35.4   MARKET RISK

Hudson’s financial assets and liabilities are mainly exposed to market risk in foreign currency exchange and interest rates. Hudson’s objective is to minimize the statement of comprehensive income impact and to reduce fluctuations in cash flows through structuring the respective transactions to minimize market risks. In cases, where the associated risk cannot be hedged appropriately through a transaction structure, and the evaluation of market risks indicates a material exposure, Hudson may use financial instruments to hedge the respective exposure.

Hudson may enter into a variety of financial instruments to manage its exposure to foreign currency risk, including forward foreign exchange contracts, currency swaps and over the counter plain vanilla options.

During the current financial year Hudson has not utilized foreign currency forward contracts and options for hedging purposes.

35.5 FOREIGN CURRENCY RISK MANAGEMENT

Hudson manages the cash flow surplus or deficits in foreign currency of the operations through FX-transactions in the respective local currency. Major imbalances in foreign currencies at Group level may be hedged through foreign exchange forwards contracts.

35.5.1 Foreign currency sensitivity analysis

Among various methodologies to analyze and manage risk, Hudson utilizes a system based on sensitivity analysis. This tool enables Group treasury to identify the level of risk of each entity. Sensitivity analysis provides an approximate quantification of the exposure in the event that certain specified parameters were to be met under a specific set of assumptions.

Foreign Currency Exposure

IN MILLIONS OF USD	USD 1	EURO	CAD	CHF	TOTAL
DECEMBER 31, 2017
Monetary assets	0.6	–	3.7	–	4.3
Monetary liabilities	6.3	0.1	–	0.2	6.6
Net currency exposure	(5.7)	(0.1)	3.7	(0.2)	(2.3)

DECEMBER 31, 2016
Monetary assets	0.1	10.3	–	–	10.4
Monetary liabilities	18.6	0.2	–	0.9	19.7
Net currency exposure	(18.5)	10.1	–	(0.9)	(9.3)

1
USD held by Canadian subsidiaries

The sensitivity analysis includes all monetary assets and liabilities held by each Group company irrespective of whether the positions are third party or intercompany.

The foreign exchange rate sensitivity is calculated by aggregation of the net foreign exchange rate exposure of Hudson entities at December 31 of the respective year. The values and risk disclosed here are the hedged and not hedged positions assuming a 5 % appreciation of the USD against all other currencies.

A positive result indicates a profit, before tax in the statement of comprehensive income or in the hedging and revaluation reserves when the EUR strengthens against the relevant currency.

IN MILLIONS OF USD	DEC 31, 2017	DEC 31, 2016
Effect on the Statement of Comprehensive Income – profit (loss) of USD	(0.3)	(0.9)
Effect on the Statement of Comprehensive Income – profit (loss) of CAD	0.2	–
Effect on the Statement of Comprehensive Income – profit (loss) of EUR	–	0.5

35.6 INTEREST RATE RISK MANAGEMENT

35.6.1 Allocation of financial assets and liabilities to interest classes

	IN %		IN MILLIONS OF USD
AT DECEMBER 31, 2017	Average variable interest rate	Average fixed interest rate	Variable interest rate	Fixed interest rate	Total interest bearing	Non-interest bearing	TOTAL
Cash and cash equivalents	0.1%		6.6	–	6.6	130.8	137.4
Trade receivables			–	–	–	4.6	4.6
Other accounts receivable			–	–	–	43.3	43.3
Other non-current assets	7.3%		19.2	–	19.2	5.7	24.9
Financial assets			25.8	–	25.8	184.4	210.2

Trade payables			–	–	–	97.1	97.1
Financial debt, short-term			–	–	–	80.7	80.7
Other liabilities			–	–	–	94.0	94.0
Financial debt, long-term		5.7%	–	520.4	520.4	–	520.4
Other non-current liabilities			–	–	–	–	–
Financial liabilities			–	520.4	520.4	271.8	792.2

Net financial liabilities			(25.8)	520.4	494.6	87.4	582.0

	IN %		IN MILLIONS OF USD
AT DECEMBER 31, 2016	Average variable interest rate	Average fixed interest rate	Variable interest rate	Fixed interest rate	Total interest bearing	Non-interest bearing	TOTAL
Cash and cash equivalents	0.1%		184.8	–	184.8	2.8	187.6
Trade receivables			–	–	–	8.2	8.2
Other accounts receivable			–	–	–	26.2	26.2
Other non-current assets	7.0%		22.5	–	22.5	1.9	24.4
Financial assets			207.3	–	207.3	39.1	246.4

Trade payables			–	–	–	91.3	91.3
Financial debt, short-term			–	–	–	1.5	1.5
Other liabilities			–	–	–	143.7	143.7
Financial debt, long-term		5.9%	–	475.2	475.2	–	475.2
Other non-current liabilities			–	–	–	1.1	1.1
Financial liabilities			–	475.2	475.2	237.6	712.8

Net financial liabilities			(207.3)	475.2	267.9	198.5	466.4

35.7 CREDIT RISK MANAGEMENT

Credit risk refers to the risk that counterparty may default on its contractual obligations resulting in financial loss to Hudson.

Almost all Hudson sales are retail sales made against cash or internationally recognized credit / debit cards. The remaining credit risk is in relation to taxes, refunds from suppliers and guarantee deposits.

The credit risk on cash deposits or derivative financial instruments relates to banks or financial institutions. Hudson monitors the credit ranking of these institutions and does not expect defaults from non-performance of these counterparties.

The main banks where Hudson keeps net assets positions hold a credit rating of A – or higher.

35.7.1 Maximum credit risk

The carrying amount of financial assets recorded in the financial statements, after deduction of any allowances for losses, represents Hudson’s maximum exposure to credit risk.

35.8 LIQUIDITY RISK MANAGEMENT

Hudson evaluates this risk as the ability to settle its financial liabilities on time and at a reasonable price. Beside its capability to generate cash through its operations, Hudson, jointly with Dufry, mitigates liquidity risk by keeping unused credit facilities with financial institutions (see note 29).

35.8.1 Remaining maturities for non-derivative financial assets and liabilities

The following tables have been drawn up based on the undiscounted cash flows of financial assets and liabilities (based on the earliest date on which Hudson can receive or be required to pay).

The following tables include principal and interest cash flows.

AT DECEMBER 31, 2017 IN MILLIONS OF USD	1 – 6 MONTHS	6 – 12 MONTHS	1 – 2 YEARS	MORE THAN 2 YEARS	TOTAL
Cash and cash equivalents	137.5	–	–	–	137.5
Trade receivables	4.6	–	–	–	4.6
Other accounts receivable	43.3	–	–	–	43.3
Other non-current assets	0.8	0.8	3.0	24.9	29.5
Total cash inflows	186.2	0.8	3.0	24.9	214.9

Trade payables	97.1	–	–	–	97.1
Financial debt, short-term	13.1	67.6	–	–	80.7
Other liabilities	94.0	–	–	–	94.0
Financial debt, long-term	14.9	17.9	29.8	609.6	672.2
Other non-current liabilities	–	–	–	–	–
Total cash outflows	219.1	85.5	29.8	609.6	944.0

AT DECEMBER 31, 2016 IN MILLIONS OF USD	1 – 6 MONTHS	6 – 12 MONTHS	1 – 2 YEARS	MORE THAN 2 YEARS	TOTAL
Cash and cash equivalents	187.8	–	–	–	187.8
Trade receivables	8.2	–	–	–	8.2
Other accounts receivable	26.2	–	–	–	26.2
Other non-current assets	–	–	–	29.1	29.1
Total cash inflows	222.2	–	–	29.1	251.3

Trade payables	91.3	–	–	–	91.3
Financial debt, short-term	1.5	–	–	–	1.5
Other liabilities	143.7	–	–	–	143.7
Financial debt, long-term	14.1	14.1	28.2	582.2	638.6
Other non-current liabilities	–	–	–	1.1	1.1
Total cash outflows	250.6	14.1	28.2	583.3	876.2

36. EVENTS AFTER REPORTING DATE

Prior to the completion of the initial public offering, Dufry International AG Switzerland created Hudson Ltd. Bermuda a fully owned subsidiary to hold all the shares of Dufry America Holding Inc., the parent entity of the Hudson Group in the USA and Canada, as well as Nuance Group (Canada) Inc., the parent entity of World Duty Free Group (Vancouver) Inc..

On January 31, 2018 the initial public offering (IPO) took place in which Dufry International AG offered 42.6 % or 39,417,765 Class A common shares of Hudson Ltd. at a public offering price of USD 19.00 per share, adding up to total consideration received by Dufry International AG of USD 714.4 million after underwriting discounts and commissions, but before expenses. The shares began trading on the New York Stock Exchange on February 1, 2018, under the ticker symbol “HUD.” Dufry will use the proceeds mainly to reduce the bank debt. The related over-allotment option was not exercised.

LIST OF SUBSIDIARIES

R = Retail H = Holding

AS OF DECEMBER 31, 2017	LOCATION	COUNTRY	TYPE	OWNERSHIP IN %	SHARE CAPITAL IN THOUSANDS	CURRENCY

UNITED STATES OF AMERICA
Hudson-Garza Albuquerque JV	Albuquerque	USA	R	80	–	USD
Hudson-Northwind Anchorage JV	Anchorage	USA	R	90	–	USD
Atlanta WDFG TAC ATL Retail LLC	Atlanta	USA	R	86	–	USD
Atlanta WDFG LTL ATL JV LLC	Atlanta	USA	R	70	–	USD
AMS-TE Atlantic City JV	Atlantic City	USA	R	85	–	USD
Hudson Birmingham JV	Birmingham	USA	R	70	–	USD
HG Logan Retailers JV	Boston	USA	R	80	–	USD
HG Burbank JV	Burbank	USA	R	88	–	USD
HG Burlington, JV	Burlington	USA	R	90	–	USD
HG-BW Charleston JV	Charleston	USA	R	90	–	USD
Hudson News O’Hare JV	Chicago	USA	R	70	–	USD
HG Midway JV	Chicago	USA	R	65	–	USD
Dufry O’Hare T5 JV	Chicago	USA	R	80	–	USD
Hudson O’Hare T5 JV	Chicago	USA	R	80	–	USD
Hudson Cleveland JV	Cleveland	USA	R	70	–	USD
HG-Multiplex-Regali Dallas JV	Dallas	USA	R	75	–	USD
Hudson-Retail Dallas JV	Dallas	USA	R	75	–	USD
Dallas Love Field WDFG-Love Field Partners II LLC	Dallas	USA	R	51	–	USD
WDFG-Aranza / Howell D2-14, LLC	Dallas	USA	R	65	–	USD
WDFG-Aranza / Howell D2-13, LLC	Dallas	USA	R	60	–	USD
Dallas Fort WDFG-Howell Mickens JV	Dallas	USA	R	65	–	USD
HG-Regali DFW JV	Dallas FW	USA	R	65	–	USD
HG DFW Retailers JV	Dallas FW	USA	R	65	–	USD
HG Multiplex DFW JV	Dallas FW	USA	R	65	–	USD
Dallas Fort Worth – WDFG-Howell Mickens Terminal A – Retail I J	Dallas FW	USA	R	65	–	USD
Detroit WDFG Detroit & Partners LLC	Delaware	USA	R	80	–	USD

AS OF DECEMBER 31, 2017	LOCATION	COUNTRY	TYPE	OWNERSHIP IN %	SHARE CAPITAL IN THOUSANDS	CURRENCY
HG Denver JV	Denver	USA	R	76	–	USD
Denver Duty Free JV	Denver	USA	R	67	–	USD
WDFG Partners Duty Free LLC (Detroit)	Detroit	USA	R	75	–	USD
HG Grand Rapid Retailers JV	Grand Rapids	USA	R	90	–	USD
Hudson BW GSP JV	Greenville	USA	R	80	–	USD
WDFG Houston 8 2014 LLC	Houston	USA	R	60	–	USD
Houston WDFG Branch McGowen HOU, LLC	Houston	USA	R	64	–	USD
Dufry Houston Duty Free Partnership	Houston	USA	R	100	–	USD
Hudson Las Vegas, JV	Las Vegas	USA	R	73	–	USD
Nuance Group Las Vegas Partnership	Las Vegas	USA	R	73	850	USD
Little Rock World Duty Free Group Adevco Joint Venture	Little Rock	USA	R	70	–	USD
HG Magic Concourse TBIT	Los Angeles	USA	R	68	–	USD
Airport Management Services LLC	Los Angeles	USA	H / R	100	–	USD
Hudson-Magic Johnson Ent. CV LLC	Los Angeles	USA	R	91	–	USD
LAX Retail Magic 2 JV	Los Angeles	USA	R	73	–	USD
LAX Retail Magic 3-4 JV	Los Angeles	USA	R	75	–	USD
HG-LAX T6, JV	Los Angeles	USA	R	68	–	USD
LAX WDFG CA LLC	Los Angeles	USA	R	65	–	USD
HG LAX T3 Retailers JV	Los Angeles	USA	R	63	–	USD
HG Manchester, JV	Manchester	USA	R	90	–	USD
Miami Airport Retail Partners Joint-Venture	Miami	USA	R	70	–	USD
AMS-TEI Miami JV	Miami	USA	R	70	–	USD
Dufry MSP Retailers JV.	Minneapolis	USA	R	75	–	USD
Minneapolis-WDFG / ELN MSP Terminal 2 Retail – LLC	Minneapolis	USA	R	90	–	USD
AMS-Watson Mobile JV	Mobile	USA	R	80	–	USD
RDU Air ventures II JV	Morrisville	USA	R	80	–	USD
AMS-Shaw Myrtle Beach JV	Myrtle Beach	USA	R	88	–	USD
AMS-Olympic Nashville JV	Nashville	USA	R	83	–	USD
NEW ORLEANS AIR VENTURES II	New Orleans	USA	R	66	–	USD
Hudson Group (HG) Retail, LLC	New York	USA	H / R	100	–	USD

AS OF DECEMBER 31, 2017	LOCATION	COUNTRY	TYPE	OWNERSHIP IN %	SHARE CAPITAL IN THOUSANDS	CURRENCY
JFK Air Ventures II JV	New York	USA	R	80	–	USD
Hudson-NIA JFK T1 JV	New York	USA	R	90	–	USD
HG-KCGI-TEI JFK T8 JV	New York	USA	R	85	–	USD
Hudson-Retail NEU LaGuardia JV	New York	USA	R	80	–	USD
Hudson-Keelee JFK 7 JV	New York	USA	R	83	–	USD
AMS-BW Newark JV	Newark	USA	R	70	–	USD
Dufry Newark Inc	Newark	USA	R	100	–	USD
Jimmy Stewart LLC	Newburg	USA	R	100	–	USD
Hudson-NIA Norfolk JV	Norfolk	USA	R	80	–	USD
Hudson-Keys Orlando, JV	Orlando	USA	R	100	–	USD
HG ONT Retailers JV	Ontario	USA	R	88	–	USD
Hudson Newburn AS2 JV	Orlando	USA	R	65	–	USD
AMS of South Florida LLC	Orlando	USA	R	50	–	USD
HG Orlando AS1-JV	Orlando	USA	R	75	–	USD
World Duty Free US Inc	Orlando	USA	R	100	–	USD
HG PHL Retailers JV	Philadelphia	USA	R	65	–	USD
HG Phoenix Retailers, JV	Phoenix	USA	R	70	–	USD
Dufry Phoenix Retailers JV	Phoenix	USA	R	70	–	USD
Phoenix WDFG Joint Venture	Phoenix	USA	R	70	–	USD
WDFG Portland Retailers JV	Portland	USA	R	96	–	USD
AMS-NIA Richmond JV	Richmond	USA	R	80	–	USD
Hudson-NIA Rochester JV	Rochester	USA	R	85	–	USD
San Antonio WDFG-Houston 8 San Antonio JV	San Antonio	USA	R	63	–	USD
Hudson-CV-Epicure-Martinez JV	San Diego	USA	R	71	–	USD
WDFG North America LLC	San Francisco	USA	H	100	–	USD
HG SFO Retailers JV	San Francisco	USA	R	80	–	USD
AMS-SJC JV	San Jose	USA	R	91	–	USD
Hudson Sanford JV	Sanford	USA	R	100	–	USD
John Wayne NG-AC JV	Santa Ana	USA	R	81	–	USD
Seattle Air Ventures	Seattle	USA	R	75	–	USD
Dufry Seattle JV	Seattle	USA	R	88	–	USD
HG St. Louis JV II.	St Louis	USA	R	69	–	USD
HG St Louis JV	St. Louis	USA	R	70	–	USD
WDFG-Transglobal TPA JV	Tampa	USA	R	70	–	USD
HG DFW Retailers P7 JV	Tampa	USA	R	65	–	USD
HG Tampa JV	Tampa	USA	R	76	–	USD
HG Tucson Retailers JV	Tucson	USA	R	70	–	USD
HG Tulsa Retailers JV	Tulsa	USA	R	90	–	USD
HG National JV	Virginia	USA	R	70	–	USD

CANADA
TNG (Canada) Inc.	Toronto	Canada	R	100	13,260	CAD
WDFG Vancouver LP	Vancouver	Canada	R	100	9,500	CAD
Hudson Group Canada Inc	Vancouver	Canada	R	100	–	CAD
AMS Canada, Vancouver Int. Airport	Vancouver	Canada	R	100	–	CAD

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Hudson Ltd.

Opinion on the Financial Statements
We have audited the accompanying combined statements of financial position of Hudson Group (the Company) as of December 31, 2017 and 2016, and the related combined statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the combined financial position of the Company at December 31, 2017 and 2016, and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young AG

We have served as the Company’s auditor since 2017.

Basel, Switzerland
March 15, 2018