Form 20-F
period 2018-12-31
Hudson Ltd.
filed 2019-03-14
CIK 1714368

 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the transition period from __________________ to__________________.

OR

☐
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________________.

 Commission file number: 001-38378

HUDSON LTD.
(Exact name of Registrant as specified in its charter)

4 NEW SQUARE BEDFONT LAKES
FELTHAM, MIDDLESEX TW14 8HA UNITED KINGDOM
+ 44 (0) 208 624 4300
(Address of principal executive offices)

(Name, Telephone, E-mail and/ or Facsimile number and Address of Company Contact Person)

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

i

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Title of Class	Number of Shares Outstanding
Class A common shares, par value $0.001 per share	39,292,765
Class B common shares, par value $0.001 per share	53,093,315

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐             No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐             No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.*
* The registrant became subject to such requirements on January 31, 2018.

Yes ☒             No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒             No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒	Emerging growth company ☐

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
 ☐ Item 17       ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐             No ☒

HUDSON LTD. 2018
TABLE OF CONTENTS

Presentation of financial and other information	1
Forward-looking statements	2
Part I	3
Item 1. Identity of directors, senior management and advisers	3
A. Directors and senior management	3
B. Advisers	3
C. Auditors	3
Item 2. Offer statistics and expected timetable	3
A. Offer statistics	3
B. Method and expected timetable	3
Item 3. Key information	4
A. Selected financial data	4
B. Capitalization and indebtedness	7
C. Reasons for the offer and use of proceeds	7
D. Risk factors	8
Item 4. Information on the company	28
A. History and development of the company	28
B. Business overview	29
C. Organizational structure	42
D. Property, plant and equipment	42
Item 4a. Unresolved staff comments	42
Item 5. Operating and financial review and prospects	43
A. Operating results	43
B. Liquidity and capital resources	52
C. Research and development, patents and licenses, etc.	58
D. Trend information	58
E. Off-balance sheet arrangements	58
F. Tabular disclosure of contractual obligations	59
G. Safe harbor	59
Item 6. Directors, senior management and employees	60
A. Directors and senior management	60
B. Compensation	63
C. Board practices	64
D. Employees	65
E. Share ownership	65
Item 7. Major shareholders and related party transactions	66
A. Major shareholders	66
B. Related party transactions	67
C. Interests of experts and counsel	70
Item 8. Financial information	71
A. Consolidated statements and other financial information	71
B. Significant changes	71

Item 9. The offer and listing	72
A. Offering and listing details	72
B. Plan of distribution	72
C. Markets	72
D. Selling shareholders	72
E. Dilution	72
F. Expenses of the issue	72
Item 10. Additional information	72
A. Share capital	72
B. Memorandum of association and bye-laws	72
C. Material contracts	83
D. Exchange controls	83
E. Taxation	84
F. Dividends and paying agents	87
G. Statement by experts	87
H. Documents on display	88
I. Subsidiary information	88
Item 11. Quantitative and qualitative disclosures about market risk	88
Item 12. Description of securities other than equity securities	88
A. Debt securities	88
B. Warrants and rights	88
C. Other securities	88
D. American depositary shares	88
Part II	89
Item 13. Defaults, dividend arrearages and delinquencies	89
A. Defaults	89
B. Arrears and delinquencies	89
Item 14. Material modifications to the rights of security holders and use of proceeds	89
A. Material modifications to instruments	89
B. Material modifications to rights	89
C. Withdrawal or substitution of assets	89
D. Change in trustees or paying agents	89
E. Use of proceeds	89
Item 15. Controls and procedures	89
A. Disclosure controls and procedures	89
B. Management’s annual report on internal control over financial reporting	89
C. Remediation efforts to address material weakness	90
D. Attestation report of the registered public accounting firm	90
E. Changes in internal control over financial reporting	90
Item 16. Reserved	91
Item 16a. Audit committee financial expert	91
Item 16b. Code of ethics	91
Item 16c. Principal accountant fees and services	91
Item 16d. Exemptions from the listing standards for audit committees	92
Item 16e. Purchases of equity securities by the issuer and affiliated purchasers	92
Item 16f. Change in registrant’s certifying accountant	92
Item 16g. Corporate governance	92
Item 16h. Mine safety disclosure	93
Part III	94
Item 17. Financial statements	94
Item 18. Financial statements	94
Item 19. Exhibits	94

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Unless otherwise indicated or the context otherwise requires, all references in this annual report on Form 20-F to “Hudson Ltd.,” “the Issuer,” “we,” “us,” “our,” “Hudson Group,” and “the Company” refer to Hudson Ltd., an exempted company limited by shares incorporated in Bermuda, and its consolidated subsidiaries, giving effect to the Reorganization Transactions (as defined below), unless context otherwise requires. Hudson Ltd. and its consolidated subsidiaries consists of all entities and operations directly or indirectly owned by Dufry AG that carry on Dufry AG’s duty-free and duty-paid travel retail operations in the continental United States and Canada that were transferred to Hudson Ltd. in connection with our initial public offering. References to “our financial statements” prior to the Reorganization Transactions are to the combined financial statements of Hudson Group, unless context otherwise requires. All references to “Dufry,” “Dufry Group,” “Dufry AG” and “our controlling shareholder” are to Dufry AG, a Swiss stock corporation, and its consolidated subsidiaries (other than Hudson Ltd.). All references to “Dufry International AG” are to Dufry International AG, a Swiss stock corporation, which is a wholly-owned subsidiary of Dufry AG.

All references in this annual report to “U.S. dollars,” “U.S.$,” “$” and “USD” refer to the currency of the United States of America.

Financial Statements
This annual report includes our audited consolidated financial statements as of December 31, 2018 and 2017 and for each of the years ended December 31, 2018, 2017 and 2016 (hereinafter “Consolidated Financial Statements”).

Our Consolidated Financial Statements are presented in U.S.$ and have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

Our fiscal year ends December 31. References in this annual report to a fiscal year, such as “fiscal year 2018,” relate to our fiscal year ended on December 31 of that calendar year.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
A.
Offer statistics
Not applicable.

B.
Method and expected timetable
Not applicable.

ITEM 3. KEY INFORMATION
A.
Selected financial data
You should read the following selected financial data together with “Item 5. Operating and Financial Review and Prospects” and our Consolidated Financial Statements and the related notes appearing elsewhere in this annual report.

Our historical financial statements present the results of Hudson Group, which comprises all entities and operations that were transferred to Hudson Ltd. pursuant to the Reorganization Transactions. Prior to our initial public offering, Hudson Ltd. was a newly formed holding company with nominal assets and no liabilities or contingencies, and did not conduct any operations. Following the Reorganization Transactions and our initial public offering, our financial statements present the results of operations of Hudson Ltd. and its consolidated subsidiaries. Hudson Ltd.’s financial statements are the same as Hudson Group’s financial statements prior to our initial public offering, as adjusted for the Reorganization Transactions. See “Presentation of Financial and Other Information – The Reorganization Transactions.”

The selected financial data are not intended to replace the Consolidated Financial Statements and are qualified in their entirety by reference to the Consolidated Financial Statements and related notes appearing elsewhere in this annual report. The selected consolidated statements of comprehensive income and other financial data for the fiscal years ended December 31, 2018, 2017 and 2016 and selected consolidated statements of financial position data as of December 31, 2018 and 2017 were derived from our audited Consolidated Financial Statements included elsewhere in this annual report. Our historical results are not necessarily indicative of the results expected for any future period.

We prepare our Consolidated Financial Statements in accordance with IFRS as issued by IASB.

IN MILLIONS OF USD	2018	2017	2016
Turnover	1,924.2	1,802.5	1,687.2
Cost of sales	(698.5)	(680.3)	(645.3)
Gross profit	1,225.7	1,122.2	1,041.9
Selling expenses	(445.3)	(421.2)	(395.7)
Personnel expenses	(411.1)	(371.3)	(337.4)
General expenses	(131.4)	(156.9)	(151.9)
Share of result of associates	0.1	(0.3)	(0.7)
Depreciation, amortization and impairment	(128.9)	(108.7)	(103.7)
Other operational result	(10.9)	(3.7)	(9.3)
Operating profit	98.2	60.1	43.2
Interest expenses	(31.0)	(30.2)	(29.8)
Interest income	2.5	1.9	2.1
Foreign exchange gain / (loss)	(0.9)	0.5	-
Profit before tax	68.8	32.3	15.5
Income tax	(3.0)	(42.9)	34.3
Net profit / (loss)	65.8	(10.6)	49.8

NET PROFIT / (LOSS) ATTRIBUTABLE TO
Equity holders of the parent	29.5	(40.4)	23.5
Non-controlling interests1	36.3	29.8	26.3

1
Net profit/(loss) to non-controlling interests excludes expenses payable by us which are not attributable to non-controlling interests (which primarily consists of our operating partners), such as franchise fees and interest expense payable to Dufry and its subsidiaries, income taxes and amortization on fair value step-ups from acquisitions.

IN MILLIONS OF USD	31.12.2018	31.12.2017
Summary of consolidated statements of financial position
Non-current assets	977.4	1,069.0
Current assets	473.8	388.8
Total assets	1,451.2	1,457.8
Non-current liabilities	533.6	571.4
Current liabilities	280.7	314.0
Total liabilities	814.3	885.4
Net assets	636.9	572.4

IN MILLIONS OF USD	2018	2017	2016
Other Data
Operating Metrics
Number of stores1	1,028	996	948
Total square feet of stores (thousands)2	1,089.9	1,069.8	1,010.5
Financial Metrics
Net sales growth	6.8%	6.7%	20.5%
Like-for-like growth3	3.7%	4.8%	3.9%
Like-for-like growth on a constant currency basis4	3.7%	4.4%	4.3%
Organic growth5	7.0%	8.8%	5.4%
Net profit / (loss) in millions of USD	65.8	(10.6)	49.8
Net profit / (loss) growth	720.8%	(121.3%)	172.1%
Net profit margin6	3.4%	(0.6%)	3.0%
Adjusted EBITDA (millions of USD)7	238.0	172.5	156.2
Adjusted EBITDA growth	38.0%	10.4%	16.1%
Adjusted EBITDA margin8	12.4%	9.6%	9.3%
Net profit / (loss) attributable to equity holders of the parent	29.5	(40.4)	23.5
Net profit / (loss) attributable to equity holders of the parent growth	173.0%	N/A	N/A
Net profit / (loss) attributable to equity holders of the parent margin9	1.5%	(2.2%)	1.4%
Adjusted net profit attributable to equity holders of the parent (millions of USD)10	76.9	1.1	67.6
Adjusted net profit attributable to equity holders of the parent growth	6,890.9%	N/A	163.0%
Adjusted net profit attributable to equity holders of the parent margin11	4.0%	0.1%	4.0%

Represents number of stores open at the end of the applicable period.

Represents gross square footage of all stores open at the end of the applicable period.

Like-for-like net sales growth represents the growth in aggregate monthly net sales in the applicable period at stores that have been operating for at least 12 months. Like-for-like growth during the applicable period excludes growth attributable to (i) net new stores and expansions until such stores have been part of our business for at least 12 months, (ii) acquired stores until such stores have been part of our business for at least 12 months and (iii) eight stores acquired in the 2014 acquisition of Nuance and 46 stores acquired in the 2015 acquisition of World Duty Free Group that management expected, at the time of the applicable acquisition, to wind down. For more information see “Item 5. Operating and Financial Review and Prospects - A. Operating results - Principal factors affecting our results of operations - Turnover".

Like-for-like net sales growth on a constant currency basis is calculated by keeping exchange rates constant for each month being compared from period to period. We believe that the presentation of like-for-like growth on a constant currency basis assists investors in comparing period to period operating results as it removes the effect of fluctuations in foreign exchange rates.

Organic net sales growth represents the combination of growth from (i) like-for-like growth and (ii) net new stores and expansions. Organic growth excludes growth attributable to (i) acquired stores until such stores have been part of our business for at least 12 months and (ii) eight stores acquired in the 2014 acquisition of Nuance and 46 stores acquired in the 2015 acquisition of World Duty Free Group that management expected, at the time of the applicable acquisition, to wind down. For more information see “Item 5. Operating and Financial Review and Prospects - A. Operating results - Principal factors affecting our results of operations - Turnover - Organic Growth".
6
We define net profit margin as net profit/(loss) divided by turnover.
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
9
We define net profit attributable to equity holders of the parent margin as net profit attributable to equity holders of the parent divided by turnover.
10
We define Adjusted net profit attributable to equity holders of the parent as net profit attributable to equity holders of the parent adjusted for the items set forth in the table below. Adjusted net profit attributable to equity holders of the parent is a non-IFRS measure and is not a uniformly or legally defined financial measure. Adjusted net profit attributable to equity holders of the parent is not a substitute for IFRS measures in assessing our overall operating performance. Because Adjusted net profit attributable to equity holders of the parent is not determined in accordance with IFRS, and is susceptible to varying calculations, Adjusted net profit attributable to equity holders of the parent may not be comparable to other similarly titled measures presented by other companies. Adjusted net profit attributable to equity holders of the parent is included in this annual report because it is a measure of our operating performance and we believe that Adjusted net profit attributable to equity holders of the parent is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to ours. We also believe Adjusted net profit attributable to equity holders of the parent is useful to investors as a measure of comparative operating performance from period to period as it removes the effects of purchase accounting for acquired intangible assets (primarily concessions), non-recurring transactions, impairments of financial assets and changes in provisions (primarily relating to costs associated with the closing or restructuring of our operations). Management does not consider such costs for the purpose of evaluating the performance of the business and as a result uses Adjusted net profit attributable to equity holders of the parent for planning purposes. Adjusted net profit attributable to equity holders of the parent has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by IASB.
11
We define Adjusted net profit margin attributable to equity holders of the parent as Adjusted net profit attributable to equity holders of the parent divided by turnover.

The following is a reconciliation of Adjusted EBITDA to net profit / (loss) for the periods presented:

IN MILLIONS OF USD	2018	2017	2016
Net profit / (loss)	65.8	(10.6)	49.8
Income tax expense	3.0	42.9	(34.3)
Profit before tax	68.8	32.3	15.5
Foreign exchange gain (loss)	0.9	(0.5)	-
Interest income	(2.5)	(1.9)	(2.1)
Interest expenses	31.0	30.2	29.8
Operating profit	98.2	60.1	43.2
Depreciation, amortization and impairment	128.9	108.7	103.7
Other operational resulta	10.9	3.7	9.3
Adjusted EBITDA	238.0	172.5	156.2

a
For the year ended December 31, 2018, other operational result consisted of $3.5 million of restructuring expenses, $2.8 million of litigation reserve, $1.9 million of uncollected receivables, $1.5 million of asset write-offs related to conversions and store closings, $0.7 million of IPO transaction costs and $0.5 million of other expenses and non-recurring items.

For the year ended December 31, 2017, other operational result consisted of $9.4 million of other operating income resulting from a related party loan waiver due to Dufry, offset by other operating expenses including $3.4 million of audit and consulting costs related to preparatory work in connection with our initial public offering, $4.1 million of restructuring expenses associated with the World Duty Free Group acquisition and $5.5 million of other operating expenses including restructuring and non-recurring items.

For the year ended December 31, 2016, other operational result consisted of $8.3 million of restructuring expenses associated with the World Duty Free Group acquisition and $1.0 million of other expenses and non-recurring items.

The following is a reconciliation of Adjusted net profit attributable to equity holders of the parent to net profit / (loss) attributable to equity holders of the parent for the periods presented:

IN MILLIONS OF USD	2018	2017	2016
Net profit / (loss) attributable to equity holders of the parent	29.5	(40.4)	23.5
Amortization related to acquisitionsa	39.4	39.2	38.4
Other operational resultb	10.9	3.7	9.3
Income tax adjustmentc	(2.9)	(1.4)	(3.6)
Adjusted net profit attributable to equity holders of the parent	76.9	1.1	67.6

a
Although the values assigned to the concession rights during the purchase price allocation are fair values, we believe that their additional amortization doesn't allow a fair comparison with our existing business previous to the business combination, as the costs of self-generated intangible assets have been incurred.
b
For the year ended December 31, 2018, other operational result consisted of $3.5 million of restructuring expenses, $2.8 million of litigation reserve, $1.9 million of uncollected receivables, $1.5 million of asset write-offs related to conversions and store closings, $0.7 million of IPO transaction costs and $0.5 million of other expenses and non-recurring items.
c
Income tax adjustment represents the impact in income taxes we actually accrued during the applicable period attributable to other operational result. This assumption uses an income tax rate of 26.77 % for the adjustment. Amortization expenses related to acquisitions did not reduce the amount of taxes we paid during the applicable periods, and therefore there are no corresponding income tax adjustments in respect of the amortization expense adjustment.

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

Moreover, increases in oil prices, for example as a result of global political and economic instabilities, may increase airline ticket prices through fuel surcharges, which may result in a significant reduction of airline passengers.

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

We compete with travel retailers, managers/ operators and, increasingly, master concessionaires, to obtain and renew concessions at airports and at other travel facilities such as railway stations. Obtaining and renewing concessions at airports is particularly competitive, as there are a limited number of airports in the continental United States and Canada that meet our minimum operating criteria, which include that an airport has a sufficient number of airline passengers to support our retail operations. Our competitors often have strong financial support or pre-existing relationships with airport authorities that benefit those competitors when competing for concessions. Certain of our competitors have been and may in the future be able and willing to outbid us for concession agreements, accept a lower profit margin or expend more capital in order to obtain or retain business.

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

We conduct our business primarily through concessions in airport terminals. The airport authorities and landlords with whom we contract are generally able to revoke them at will by terminating the applicable concession agreement. Our concessions may also be terminated by annulment, which may be declared by the airport authorities or by courts where the grant or the terms of the concession do not comply with applicable legal requirements, such as procurement, antitrust or similar regulations. Our concessions may also be terminated early by airport authorities or landlords in certain default scenarios, including, among others:
–
assignment, transfer or sub-lease to third parties, in whole or in part, of the rights or obligations provided in the applicable concession agreement without the consent of airport authorities or landlords, to the extent required;
–
failure to comply with any of the provisions of the concession agreement;
–
use of the concession area for a purpose other than the object of the agreement;
–
entering into an agreement with a third-party with respect to the concession area or services without prior approval of the applicable airport authorities or landlord;
–
making certain modifications to the facilities without prior approval from the applicable airport authorities or landlord;
–
default on payment of the fees for a period provided in the relevant agreement; or
–
not providing the services to an adequate quality level or the failure to obtain the necessary equipment for the satisfactory rendering of such services.

The loss or modification of our concessions could have a material adverse impact on our business, financial condition and results of operations.

Our profitability depends on the number of airline passengers in the terminals in which we have concessions. Changes by airport authorities or airlines that lower the number of airline passengers in any of these terminals could affect our business, financial condition and results of operations.

The number of airline passengers that visit the terminals in which we have concessions depends, in part, on decisions made by airlines and airport authorities relating to flight arrivals and departures. A decrease in the number of flights and resulting decrease in airline passengers could result in fewer sales, which could lower our profitability and negatively impact our business, financial condition and results of operations. Concession agreements generally provide for a minimum annual guaranteed rent payment, or a “MAG,” payable to the airport authority or landlord regardless of the amount of sales at the concession. Currently, the majority of our concession agreements provide for a MAG that is either a fixed dollar amount or an amount that is variable based upon the number of travelers using the airport or other location, retail space used, estimated sales, past results or other metrics. If there are fewer airline passengers than expected or if there is a decline in the sales per airline passenger at these facilities, we will nonetheless be required to pay the MAG or fixed rent and our business, financial condition and results of operations may be materially adversely affected.

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

Part of our growth strategy is to expand and remodel our existing facilities and to seek new concessions through tenders, direct negotiations or other acquisition opportunities. In this regard, our future growth will depend upon a number of factors, such as our ability to identify any such opportunities, structure a competitive proposal and obtain required financing and consummate an offer. Execution of our growth strategy will also depend on factors that may not be within our control, such as the timing of any concession or acquisition opportunity.

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

In addition, we may encounter difficulties integrating and successfully operating expanded or new concessions or any acquisitions. Such expanded or new concessions or acquisitions may not achieve anticipated turnover and earnings growth or synergies and cost savings. Delays in the commencement of new projects and the refurbishment of concessions can also affect our business. In addition, we will expend resources to remodel our concessions and may not be able to recoup these investments. A failure to grow successfully may materially adversely affect our business, financial condition and results of operations.

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
–
have challenges identifying and engaging local business partners to meet Airport Concession Disadvantaged Business Enterprise (“ACDBE”) requirements in concession agreements;
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
–
fail to realize the potential cost savings or other financial benefits and/or the strategic benefits of acquisitions, new concessions or remodeling; and
–
incur liabilities from the acquired businesses and we may not be successful in seeking indemnification for such liabilities.

In connection with acquisitions or other similar investments, we could incur debt or amortization expenses related to intangible assets, suffer asset impairments, assume liabilities or issue stock that would dilute the percentage of ownership of our then-current holders of Class A common shares. We may not be able to complete acquisitions or integrate the operations, products, technologies or personnel gained through any such acquisition, which may have a material adverse impact on our business, financial condition and results of operations.

If we are unable to implement our growth strategy to expand into the food and beverage market, our business, financial condition and results of operations could be negatively impacted.

We have limited experience in the food and beverage concession market. Expansion into the food and beverage concession market increases the complexity of our business and could divert the attention of our management and personnel from our existing activities, placing strain on our operations and financial resources. We may be unfamiliar with certain laws, regulations and administrative procedures in new markets, including the procurement of food permits and liquor licenses, which could delay the build-out and operation of new concessions and prevent us from achieving our operational goals on a timely basis. Our efforts to expand into the food and beverage concession market may not succeed. Furthermore, we will incur expenses and expend resources to develop, acquire and set up food and beverage concessions and we may not recoup our investment if we are unable to deliver consistent food quality, service, convenience or ambiance, or if we fail to deliver a consistently positive experience to our customers.

The profitability of any food and beverage concession we acquire or operate is dependent on numerous factors, including our ability to:
–
adapt to consumer tastes and appeal to a broad range of consumers whose preferences cannot be predicted with certainty;
–
partner with nationally recognized brands;
–
create and implement an effective marketing/advertising strategy;
–
hire, train and retain excellent food and concession managers and staff;
–
manage costs and prudently allocate capital resources; and
–
obtain and maintain necessary food and liquor licenses and permits.

In addition, profitability, if any, of our food and beverage concessions may be lower than in our existing activities, and we may not be successful enough in this line of business to execute our food and beverage growth strategy. If we are unable to grow in the food and beverage concession market, our reputation could be damaged. If any of the risks identified above were to occur, it could limit our growth and have a material adverse impact on our business, financial condition and results of operations.

We are dependent on our local partners.

Our retail operations are carried on through approximately 184 operating districts in the continental United States and Canada. Our local partners, including our ACDBE partners, maintain ownership interests in the vast majority of these partnerships and other operating entities, some of which operate major concessions. Our participation in these operating entities differs from market to market. While the precise terms of each relationship vary, our local partners may have control over certain portions of the operations of these concessions. Our local partners oversee the operations of certain stores that, in the aggregate, are responsible for a significant portion of our turnover. The stores are operated pursuant to the applicable joint venture agreement governing the relationship between us and our local partner. Generally, these agreements also provide that strategic decisions are to be made by a committee comprised of us and our local partner, and we typically encourage our local partners to follow Hudson operating parameters. These concessions involve risks that are different from the risks involved in operating a concession independently, and include the possibility that our local partners:
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

In some cases, and within limits recommended by the Federal Aviation Administration (the “FAA”), we may loan money to our ACDBE partners in connection with concession agreements in order to help fund their initial capital investment in a concession opportunity. If our partners are unable to repay these loans, we will record a write-down and our net income will decrease. For these and other reasons, it could be more difficult for us to successfully operate these concessions and to respond to market conditions, which could adversely affect our business, financial condition and results of operations.

We have experienced net losses in the past, and we may continue to experience net losses in the future.

We experienced a net loss attributable to equity holders of the parent of $40.4 million for the year ended December 31, 2017. We cannot assure you that we will achieve profitability in future periods.

The retail business is highly competitive.

We also compete to attract retail customers and compete with other, non-airport retailers, such as traditional Main Street retailers or Internet retailers. Some of our retail competitors may have greater financial resources, greater purchasing economies of scale or lower cost bases, any of which may give them a competitive advantage over us. If we were to lose market share to competitors, our turnover would decline and our business, financial condition and results of operations would be adversely affected.

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

We derive a significant amount of our turnover from the sale of fashion-related, cosmetic and luxury products which are subject to rapidly changing customer tastes, as well as from merchandise associated with national or local one-time events. The availability of new products and changes in customer preferences has made it more difficult to predict sales demand for these types of products accurately. Our success depends in part on our ability to predict and respond to quickly changing consumer demands and preferences, and to translate market trends into appropriate merchandise offerings. Additionally, due to our limited sales space relative to other retailers, the proper selection of salable merchandise is an important factor in turnover generation. We cannot assure you that our merchandise selection will correspond to actual sales demand. If we are unable to predict or rapidly respond to sales demand, including demand generated by one-time events, or to changing styles or trends, or if we experience inventory shortfalls on popular merchandise, our turnover may be lower, which could have a material adverse impact on our business, financial condition and results of operations.

We rely on a limited number of distributors and suppliers for certain of our products, and events outside our control may disrupt our supply chain, which could result in an inability to perform our obligations under our concession agreements and ultimately cause us to lose our concessions.

Although we have a diversified portfolio of suppliers across most of our product categories, we rely on a small number of suppliers for certain of our products. For example, the distributors responsible for supplying magazines and periodicals to virtually all of our concessions are the News Group, which includes The News Group L. P. and TNG, which is a division of Great Pacific Enterprises Inc., and Hudson News Distributors, which includes Hudson News Distributors, LLC and Hudson RPM Distributors, LLC. Mr. James Cohen, who is a member of our board of directors, controls Hudson News Distributors. See “Item 7. Major Shareholders and Related Party Transactions –

B. Related party transactions – Transactions with entities controlled by Mr. James Cohen.” Mr. Cohen became a member of our board of directors upon consummation of our initial public offering. We do not have a long-term distribution contract with Hudson News Distributors, but we expect to continue purchasing magazines and other periodicals from them. Future amalgamation may reduce the number of distributors even further. As a result, these distributors may have increased bargaining power and we may be required to accept less favorable purchasing terms. In the event of a dispute with a supplier or distributor, the delivery of a significant amount of merchandise may be delayed or cancelled, or we may be forced to purchase merchandise from other suppliers on less favorable terms. Such events could cause turnover to fall or costs to increase, adversely affecting our business, financial condition and results of operations. In particular, if we have a dispute with any of the distributors that delivers magazines and periodicals to our concessions, we may be unable to secure an alternative supply of magazines and periodicals, which could lead to fewer customers entering our stores and may have a material adverse impact on our business, financial condition and results of operations. Additionally, some of our concessions in airports require that we sell magazines and periodicals. If supply of these products were disrupted, we could lose one or more of these concessions, which would have a material adverse impact on our business, financial condition and results of operations. Moreover, Hudson Media, which is controlled by Mr. Cohen, is a co-owner of COMAG Marketing Group, LLC a national wholesale distributor in the periodical distribution channel. The other co-owner of COMAG Marketing Group, LLC is The Jim Pattison Group, which also controls The News Group, another major wholesale distributor in the periodical distribution channel and one of our suppliers. Mr. Cohen is also a member of the board of directors of COMAG Marketing Group, LLC. As such, Mr. Cohen and his business partners play a major role in the wholesale distribution of periodicals in our markets and his interests and those of his business partners may not always align with our interests.

In addition, affiliates of the Dufry Group have been our exclusive suppliers of certain categories of products. We are obligated, at Dufry’s option, to continue purchasing these products from such affiliates pursuant to the Master Relationship Agreement that we entered into in connection with our initial public offering. See “Item 7. Major Shareholders and Related Party Transactions – B. Related party transactions – Transactions with Dufry – Other agreements with Dufry – Master relationship agreement.” The prices we pay to Dufry for these products will be determined by Dufry in its sole discretion in accordance with its transfer pricing policy in effect for all members of the Dufry Group. We cannot assure you that the transfer pricing policy will not be amended in a manner adverse to us, which could result in us paying higher prices for certain products than we currently pay. The Master Relationship Agreement will terminate on the date when there are no issued and outstanding Class B common shares. Also, Dufry may terminate the Master Relationship Agreement without cause upon six months’ notice to us. If the Master Relationship Agreement is terminated, we may not be able to obtain an alternate supplier of such products on favorable terms, if at all, which could have a material adverse impact on our business, financial condition and results of operations.

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

Certain concessions or groups of concessions in metropolitan areas generate a meaningful portion of our net sales.

Though none of our individual concessions was responsible for 10 % or more of our net sales in 2018, certain travel retail locations or groups of locations in a metropolitan area were responsible for meaningful amounts of our net sales. Concessions located in the New York metropolitan area, including John F. Kennedy, LaGuardia and Newark airports, in the aggregate generated 13 % of our net sales in 2018. Concessions located around Chicago, Las Vegas, Los Angeles, Seattle, Toronto and Vancouver airports generated in the aggregate at each location between 5 % and 10 % of our net sales in 2018. Our duty-free concessions in Vancouver and Toronto generated the significant majority of our net sales at each location in 2018.

Any disruption to activities at these locations or groups of locations could have a material adverse impact on our turnover and results of operations. Moreover, any serious dispute between us and the operator or concession landlords at such travel retail locations or group of locations that could threaten the continuity or renewal of concessions at such locations, which could have a material adverse impact on our turnover and results of operations.

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

We rely on our customers spending a significant amount of time in the airports where we operate, and a change in customer habits or changes in transportation safety requirements and procedures could have a material adverse impact on our business, financial condition and results of operations.

Since most of our concessions are situated beyond the security checkpoints at airports, we rely on our customers spending a significant amount of time in the areas of the airport terminals where we have concessions. Changes in airline passengers’ travel habits prior to departure, including an increase in the availability or popularity of airline or private lounges, or changes in the efficiency of ticketing, transportation safety procedures and air traffic control systems, could reduce the amount of time that our customers spend at locations where we have concessions. A reduction in the time that customers spend in airports near our concessions could have a material adverse impact on our business, financial condition and results of operations.

Failure to timely obtain and maintain required licenses and permits could lead to the loss or suspension of licenses relating to the sale of liquor.

The laws in the United States and Canada, including in each state and province in which we operate, require that any concession at which we sell alcohol be properly licensed. Alcohol control laws and regulations impact numerous aspects of operations of our concessions, such as hours of operation, advertising, trade practices, wholesale purchasing, relationships with alcohol manufacturers and distributors, inventory control and the handling and storage of alcohol. These laws and regulations also generally require us to supervise and control the conduct of all persons on our licensed premises and may assign liability to us for certain actions of our customers while in our concessions. In addition, obtaining liquor licenses for multiple concessions or that cover large areas often requires overcoming regulatory obstacles and can be time consuming and expensive. Any failure to comply with these regulations or to timely obtain and maintain liquor licenses could adversely affect our results of operations.

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

Information technology system failures or disruptions, or changes to information technology related to payment systems, could impact our day-to-day operations.

Our information technology systems are used to record and process transactions at our point of sale interfaces and to manage our operations. These systems provide information regarding most aspects of our financial and operational performance, statistical data about our customers, our sales transactions and our inventory management. Fire, natural disasters, power loss, telecommunications failure, break-ins, terrorist attacks (including cyberattacks), computer viruses, electronic intrusion attempts from both external and internal sources and similar events or disruptions may damage or impact our information technology systems at any time. These events could cause system interruption, delays or loss of critical data and could disrupt our acceptance and fulfillment of customer orders, as well as disrupt our operations and management. For example, although our point-of-sales systems are programmed to operate and process customer orders independently from the availability of our central data systems and even of the network, if a problem were to disable electronic payment systems in our stores, credit card payments would need to be processed manually, which could result in fewer transactions. Significant disruption to systems could have a material adverse impact on our business, financial condition and results of operations.

We also continually enhance or modify the technology used in our operations. We cannot be sure that any enhancements or other modifications we make to our operations will achieve the intended results or otherwise be of value to our customers. Future enhancements and modifications to our technology could consume considerable resources. We may be required to enhance our payment systems with new technology, which could require significant expenditures. If we are unable to maintain and enhance our technology to process transactions, we may experience a material adverse impact on our business, financial condition and results of operations.

If we are unable to protect our customers’ credit card data and other personal information, we could be exposed to data loss, litigation and liability, and our reputation could be significantly impacted.

The use of electronic payment methods and collection of other personal information, including sales history, travel history and other preferences, exposes us to increased risks, including the risk of security breaches. In connection with credit or debit card transactions, we collect and transmit confidential information by way of secure private retail networks. Additionally, we collect and store personal information from individuals, including our customers and employees.

As a retail company, we have been and will be subject to the risk of security breaches and cyber-attacks in which credit and debit card information is stolen. Although we use secure networks to transmit confidential information, the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may be difficult to detect for long periods of time, and as a result we may be unable to anticipate these techniques or implement adequate preventive measures. Third parties with whom we do business may attempt to circumvent our security measures in order to misappropriate such information, and may purposefully or inadvertently cause a breach involving such information. In addition, hardware, software, or applications we develop or procure from third parties may contain defects in design or manufacture or lack sufficient controls that could unexpectedly compromise information security. Unauthorized parties may also attempt to gain access to our systems or facilities, or those of third parties with whom we do business, through fraud, trickery or other forms of deceiving our team members, contractors, vendors and temporary staff.

We may become subject to claims for purportedly fraudulent transactions arising out of actual or alleged theft of credit or debit card information, and we may also be subject to lawsuits or other proceedings relating to these types of incidents. Any such claim or proceeding could cause us to incur significant unplanned expenses and divert resources, which could have a material adverse impact on our business, financial condition and results of operations. Further, adverse publicity resulting from these allegations could significantly impact our reputation and have a material adverse impact on our business, financial condition and results of operations.

Our results of operations fluctuate due to seasonality and other factors that impact the airline industry.

The third quarter of each calendar year, which is when passenger numbers are typically highest, has historically represented the largest percentage of our turnover for the year, and the first quarter has historically represented the smallest percentage, as passenger numbers are typically lower. The results of operations of our concessions generally reflect this seasonality, and therefore, our quarterly operating results are not necessarily indicative of operating results for an entire year. We increase our working capital prior to peak sales periods, so as to carry higher levels of merchandise and add temporary personnel to the sales team to meet the expected higher demand. Our results of operations would be adversely affected by any significant reduction in sales during the traditional peak sales period.

We are exposed to fluctuations in currency exchange rates, which could negatively impact our financial condition and results of operations.

We are impacted by the purchasing power of both the U.S. and Canadian dollar relative to other currencies. When the U.S. or Canadian dollar appreciates in value relative to other currencies, our products become more expensive for international airline passengers whose home currency has less relative purchasing power. In addition, the increased purchasing power of the U.S. or Canadian dollar, as the functional currency of our stores, could also cause domestic airline passengers to purchase products abroad. The exchange rate fluctuations in either such currency could have an adverse effect on our business, financial condition and results of operations.

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

We identified a material weakness in our internal control over financial reporting as part of management’s assessment. If we are unable to remediate this material weakness, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial results, or prevent fraud, and investor confidence in our company and the market price of our shares may be adversely affected.

As part of management’s assessment of its internal control over financial reporting for the fiscal year ending December 31, 2018, management identified a material weakness as defined under the Exchange Act and by the U.S. Public Company Accounting Oversight Board, or PCAOB, in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual financial statements will not be prevented or detected on a timely basis. The material weakness identified relates specifically to the procure to pay process and the related internal controls supporting this area. The material weakness specifically related to issues around, (1) a lack of appropriate controls over the design and operating effectiveness of the purchasing process, including lack of proper segregation of duties;(2) a lack of formal policies and procedures related to invoice payment authorization; (3) and a lack of adequate review over certain accounts payable functions, including vendor setup and maintenance, and review and approval of invoices for payment. The material weakness did not result in a restatement of our prior year financial statements. See “Item 15. Controls and Procedures” for more information.

We have initiated remedial measures and are taking additional measures to remediate this material weakness. First, we are continuing to roll out an enhanced purchase order process to additional key locations for merchandise purchases which are designed to ensure that (i) appropriate levels of management approve each purchase order with tiered thresholds, and (ii) duties related to the approval of purchase orders, receipt of goods, and invoice management are appropriately segregated. Second, we are implementing accounts payable software designed to automate and streamline invoice processing, review and approval workflows for merchandising and non-merchandising invoices. Third, we implemented a new invoice payment approval matrix that became operational at the end of Q4 2018, which is also integrated in the accounts payable automation software described above. Fourth, we also intend to strengthen our controls over the vendor set up and maintenance process by implementing additional controls relating to the appropriate segregation of duties between vendor set-up and invoice processing, and by requiring independent review of information entered into the accounts payable system.

However, the implementation of the measures described above and other measures we take may not fully address this material weakness in our internal controls over financial reporting, and therefore we might not be able to conclude that it has been fully remedied. We believe it is possible that, had our independent registered public accounting firm performed an audit of our internal control over financial reporting in accordance with PCAOB standards, additional control deficiencies may have been identified. If we fail to correct this material weakness or if we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial statements and such failure could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. This could result in a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements, which could negatively affect the market price of our shares. In addition, we may be required to incur additional costs in connection with improving our internal control system and hiring additional personnel. Any such action could negatively affect our results of operation and cash flows.

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

Taxation of goods policies in the United States or Canada may change.

A substantial part of our turnover is derived from our sale of duty-free products, such as perfumes, luxury products, spirits and tobacco. Governmental authorities in the United States or Canada may alter or eliminate the duty-free status of certain products or otherwise change import or tax laws. For example, sales and excise taxes on products sold at traditional retail locations situated outside airports or online may be lowered in the future, partly removing our competitive advantage with respect to duty-free product pricing. If we lose the ability to sell duty-free products generally or in any of our major duty-free markets or if we lose market share to traditional or online retailers as a result of a reduction in sales and excise taxes, our turnover may decrease significantly and our business, financial condition and results of operations may be materially adversely affected.

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

On December 22, 2017, the United States enacted a reform of the tax legislation that, among other elements, reduces the corporate federal income tax (CIT) rate from 35 % to 21 % and imposes in addition a “base erosion and anti-abuse tax” (“BEAT”) on domestic corporations for payments done to foreign related persons in connection with tax deductible expenses. On December 13, 2018, the US tax authority issued draft regulations in relation to the new law. However, a number of uncertainties remain as to the interpretation and application of the provisions in the Tax Reform Legislation and draft regulations. In the absence of final guidance and clearer interpretation by the regulators on these issues, we will use what we believe are reasonable interpretations and assumptions in interpreting and applying the Tax Reform Legislation and draft regulations for purposes of determining our income tax payable and results of operations, which may change as we receive additional clarification and implementation guidance. It is also possible that the Internal Revenue Service could issue subsequent guidance or take positions on audit that differ from the interpretations and assumptions that we previously made, which could have a material adverse effect on our cash tax liabilities, results of operations and financial condition.

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

As of December 31, 2018, we had federal net operating loss carryforwards of $175.1 million and state net operating loss carryforwards of $99.1 million. Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “Code”), if a corporation undergoes an “ownership change,” its ability to use its pre-change NOLs and other pre-change tax attributes to offset its post-change income may be limited. In general, an “ownership change” generally occurs if there is a cumulative change in our ownership by “5-percent shareholders” that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. We have experienced ownership changes in the past and our initial public offering resulted in another ownership change. As a result, if we earn net taxable income, our ability to use our federal and state NOLs, or other tax attributes, to offset U.S. federal and state taxable income will be subject to limitations. However we do not believe that these limitations will materially affect our ability to utilize our existing NOLs or other tax attributes to offset our current and future federal and state taxable income. In addition, we may experience additional ownership changes in the future as a result of future transactions in our common stock (including any future dispositions by Dufry), some of which may be outside our control, and could result in additional limitations which could significantly limit our ability to utilize our existing or future NOLs or other tax attributes.

We may be adversely impacted by litigation.

We and our third-party business partners are defendants in a number of court, arbitration and administrative proceedings, and, in some instances, are plaintiffs in similar proceedings. Actions, including class action lawsuits, filed against us from time to time include commercial, tort, customer, employment (such as wage and hour and discrimination), tax, administrative, customs and other claims, and the remedies sought in these claims can be for material amounts and also include class action lawsuits. In addition, we may be impacted by litigation trends including class action lawsuits involving consumers, shareholders and employees, which could have a material adverse impact on our business, financial condition and results of operations.

Restrictions on the sale of tobacco products and on smoking in general may affect our tobacco product sales.

The sale of tobacco products represented 3.0% of our net sales for the year ended December 31, 2018. As part of the campaign to highlight the negative effects of smoking, international health organizations and the anti-smoking lobby continue to seek restrictions on the sale of tobacco products, including duty-free sales. More generally, an increasing number of national, state and local governments have prohibited, or are proposing to prohibit, smoking in certain public places. If we were to lose our ability to sell tobacco products, or if the increasing number of smoking prohibitions caused a reduction in our sales of tobacco products, our business, financial condition and results of operations could be materially adversely affected.

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

As of December 31, 2018, 42 % of our employees were covered by collective bargaining agreements, some of which have since expired. We are also often subject to airport “labor harmony” policies, which require (or effectively require) that we employ unionized workers. In addition, negotiating labor agreements, either for new concessions or to replace expiring agreements, is time consuming and may not be accomplished on a timely basis. If we are unable to satisfactorily negotiate those labor agreements on terms acceptable to us, we may face a strike or work stoppage that could have a material adverse impact on our business, financial condition and results of operations. In addition, existing labor agreements may not prevent a strike or work stoppage.

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
–
service or refinance our indebtedness.

We must continue to invest capital to maintain or to improve the success of our concessions and to meet refurbishment requirements in our concessions. Decisions to expand into new terminals could also affect our capital needs. The average annual capital expenditure for the last three fiscal years has been $83.7 million. Our actual capital expenditures in any year will vary depending on, among other things, the extent to which we are successful in renewing existing concessions and winning additional concession agreements.

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

Prior to our initial public offering and the related Reorganization Transactions, we operated as a business unit of Dufry. We historically relied on franchise services provided by Dufry, including centralized support services such as treasury, audit and other similar services. In addition, we have licensed all of our proprietary brands, including Dufry, Hudson, Nuance and World Duty Free, from Dufry. Dufry has also been one of our largest merchandise suppliers. In connection with our initial public offering, we entered into a series of new agreements with Dufry, including the Master Relationship Agreement. See “Item 7. Major Shareholders and Related Party Transactions – B. Related party transactions – Transactions with Dufry – Other agreements with Dufry.” The services provided under the Master Relationship Agreement include financing and treasury operations, the supply of duty-free products for sale, IT services and tax services, among others.

Our agreements with Dufry also include various franchise agreements pursuant to which Dufry licenses our use of the Dufry, Nuance and World Duty Free trademarks. Each of these franchise agreements is terminable without cause by Dufry upon six months’ notice. Separate from the franchise agreements, Dufry has granted us a seven-year license to use the Hudson brand and trademark within the continental United States, Hawaii and Canada. If Dufry were to decide to terminate, or to not renew, any of these agreements, our business, financial condition and results of operations would be materially adversely affected.

The services provided under the agreements with Dufry may not be sufficient to meet our needs and we may not be able to obtain other needed services on favorable terms, if at all. If Dufry were to encounter financial difficulties that impact its ability to provide services to us, our business, financial condition and results of operations could be materially impacted. Any failure of, or significant downtime in, our own financial or administrative systems or in Dufry’s financial or administrative systems and any difficulty establishing our systems or integrating newly acquired assets into our business could result in unexpected costs, impact our results or prevent us from paying our suppliers and employees and performing other administrative services on a timely basis, which could have a material adverse impact on our business, financial condition and results of operations.

In addition, we have historically been an integral part of Dufry’s global treasury and cash management operations and we expect to continue to be an integral part of such operations. As of December 31, 2018, we had $492.6 million of long-term financial loans (excluding current portion) due to Dufry. To the extent that the terms of our existing or future indebtedness to Dufry are unfavorable compared to other financing opportunities, our financial condition could be adversely affected.

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

As of March 7, 2019, the shares owned by our controlling shareholder represent 93.1 % of the voting power of our issued and outstanding share capital. Each Class A common share is entitled to one vote per share and is not convertible into any other shares of our share capital. Each Class B common share is entitled to 10 votes per share and is convertible into one Class A common share at any time. In addition, each Class B common share will automatically convert into one Class A common share upon any transfer thereof to a person or entity that is not an affiliate of the holder of such Class B common share. Further, all of our Class B common shares will automatically convert into Class A common shares upon the date when all holders of Class B common shares cease to hold Class B common shares representing, in the aggregate, 10 % or more of the total number of Class A and Class B common shares issued and outstanding. Any Class B common shares that are converted into Class A common shares may not be reissued. The disparate voting rights of our Class B common shares will not change upon transfer unless such Class B common shares are first converted into our Class A common shares. See “Item 10. Additional Information – B. Memorandum of association and bye-laws.”

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

Dufry and its controlled affiliates (other than us) have informed us that they will not, subject to certain exceptions, pursue opportunities in the continental United States, Hawaii or Canada in the following areas: retail or food and beverage concessions; leases at airports or train stations; master concessionaire roles at airports; or any other Dufry, Hudson, Nuance or World Duty Free branded retail operations, except that Dufry may continue to pursue travel retail operations, using any of the aforementioned brands, on board cruise lines that visit the continental United States or Canada or at ports in the continental United States or Canada visited by cruise lines. Except as described above and subject to any contract that we may enter into with Dufry, Dufry will have no obligation to refrain from:
–
engaging in the same or similar business activities or lines of business as us; or
–
doing business with any of our partners, customers or vendors.

Dufry is a diversified travel retailer with significant operations outside of the continental United States, Hawaii and Canada, including in six continents, covering 65 countries and over 400 locations. Dufry continues to engage in these businesses, including use of the Hudson brand outside the continental United States, Hawaii and Canada. To the extent that Dufry engages in the same or similar business activities or lines of business as us, or engages in business with any of our partners, customers or vendors, our ability to successfully operate and expand our business may be hampered.

Conflicts of interest may arise between us and our controlling shareholder, Dufry, which could be resolved in a manner unfavorable to us.

Questions relating to conflicts of interest may arise between us and Dufry in a number of areas relating to our past and ongoing relationships. Our chief executive officer is a member of the Global Executive Committee of Dufry. Our directors and officers may own Dufry stock and options to purchase Dufry stock. Ownership interests of our directors or officers in Dufry stock, or service as a director of our Company and a director, officer and/ or employee of Dufry, could give rise to potential conflicts of interest when a director or officer is faced with a decision that could have different implications for the two companies. These potential conflicts could arise, for example, over matters such as business opportunities that may be attractive to both Dufry and us, the desirability of changes to our business and operations, funding and capital matters, regulatory matters, matters arising with respect to agreements with Dufry, employee retention or recruiting, labor, tax, employee benefit, indemnification and other matters relating to our restructuring or our dividend policy.

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

In the event we no longer qualify as a foreign private issuer, we intend to rely on the “controlled company” exemption under the New York Stock Exchange corporate governance rules. A “controlled company” under the New York Stock Exchange corporate governance rules is a company of which more than 50 % of the voting power is held by an individual, group or another company. Our controlling shareholder controls a majority of the combined voting power of our outstanding common shares, making us a “controlled company” within the meaning of the New York Stock Exchange corporate governance rules. As a controlled company, we are eligible to, and, in the event we no longer qualify as a foreign private issuer, we intend to elect not to comply with certain of the New York Stock Exchange corporate governance standards, including the requirement that a majority of directors on our board of directors are independent directors and the requirement that our nomination and remuneration committee consist entirely of independent directors.

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

Prior to our initial public offering and the related Reorganization Transactions, the travel retail business of Dufry in the continental United States and Canada was carried out by various subsidiaries of Dufry. Since we and the subsidiaries of Dufry that operated our business were under common control of Dufry, our Consolidated Financial Statements include the assets, liabilities, turnover, expenses and cash flows that were directly attributable to our business for all periods presented. In particular, our consolidated statement of financial position as of December 31, 2017 includes those assets and liabilities that are specifically identifiable to our business; and our consolidated statements of comprehensive income for 2017 and 2016 include all costs and expenses related to us, including certain costs and expenses allocated from Dufry to us. We made numerous estimates, assumptions and allocations in our historical financial statements because we did not operate as a stand-alone company prior to the Reorganization Transactions. Although our management believes that the assumptions underlying our historical financial statements and the above allocations are reasonable, our historical financial statements may not necessarily reflect our results of operations, financial position and cash flows as if we had operated as a stand-alone company during those periods. See “Item 7. Major Shareholders and Related Party Transactions” for our arrangements with Dufry and “Item 5. Operating and Financial Review and Prospects” and the notes to our Consolidated Financial Statements included elsewhere in this annual report for our historical cost allocation. Therefore, our historical results may not necessarily be indicative of our future performance.

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

As a public company in the United States, we have incurred and will continue to incur legal, accounting and other expenses that we did not previously incur. We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Sarbanes-Oxley Act, the listing requirements of the New York Stock Exchange and other applicable securities rules and regulations. The Exchange Act requires that we file annual and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls over financial reporting. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems in order to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy these obligations. In addition, compliance with these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. These additional obligations could have a material adverse impact on our business, financial condition, results of operations and cash flow.

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

Sales of substantial amounts of our Class A common shares in the public market, or the perception that these sales could occur, could adversely affect the price of our Class A common shares and could impair our ability to raise capital through the sale of additional shares. As of March 7, 2019, we have 39,379,571 Class A common shares outstanding. The Class A common shares offered in our initial public offering are freely tradable without restriction under the Securities Act of 1933 (the “Securities Act”), except for any shares that may be held or acquired by our directors, executive officers or other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available. We have filed a registration statement under the Securities Act registering our Class A common shares reserved for issuance under our equity incentive plans, and we have entered into the Registration Rights Agreement pursuant to which we have granted demand and piggyback registration rights to Dufry.

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

The trading market for our Class A common shares will depend in part on the research and reports that securities or industry analysts publish about us, our business or our industry. We have limited research coverage by securities and industry analysts. If no additional securities or industry analysts commence coverage of us, the trading price for our shares could be negatively affected. In the event we obtain additional securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our Class A common shares, their price will likely decline. If one or more of these analysts, or those who currently cover us, ceases to cover us or fails to publish regular reports on us, interest in the purchase of our shares could decrease, which could cause the price or trading volume of our Class A common shares to decline.

We are a Bermuda company and it may be difficult for you to enforce judgments against us or our directors and executive officers.

We are a Bermuda exempted company. As a result, the rights of holders of our common shares are governed by Bermuda law and our memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. A number of our directors and some of the named experts referred to in this annual report are not residents of the United States, and a substantial portion of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws. It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.

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

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act, and therefore, we are not required to comply with the periodic disclosure and current reporting requirements of the Exchange Act, and related rules and regulations, that apply to U.S. domestic issuers. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, we will make the next determination with respect to our foreign private issuer status based on information as of June 30, 2019.

In the future, we could lose our foreign private issuer status if, for example, a majority of our voting power were held by U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the U.S. Securities and Exchange Commission (the “SEC”), which are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus, equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. We would also be required to comply with U.S. federal proxy requirements, and our officers, directors and controlling shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

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

As of December 31, 2018, we had a diversified portfolio of over 200 concession agreements, through which we operated 1,028 stores across 88 different transportation terminals and destinations, including concessions in 24 of the 25 top airports in the continental United States and Canada. We have over one million square feet of commercial space and conduct over 125 million transactions annually. From 2008 to our initial public offering in 2018, we were a wholly-owned subsidiary of Dufry, a leading global travel retailer operating over 2,300 stores in 65 countries on six continents, and we continue to benefit from Dufry’s expertise and scale in the travel retail market.

We operate travel essentials and convenience stores, bookstores, duty-free stores, proprietary and branded specialty stores, electronics stores, themed stores and quick-service food and beverage outlets under proprietary and third-party brands. Our proprietary brands include:
We offer our customers a broad assortment of products through our duty-paid and duty-free operations. Within our duty-paid operations, we offer products in the following categories: media (including books and magazines), food and beverage (including grab and go, snacks and confectionary), essentials (including travel accessories, electronics, health and beauty accessories), destination (including souvenir, apparel and gifts) and fashion (including apparel, watches, jewelry, accessories, leather and baggage). Within our duty-free retail operations, our product categories include perfume and cosmetics, wine and spirits, confectionary, fashion (including watches, jewelry, accessories, leather and baggage) and tobacco.

B.
Business overview
For the year ended December 31, 2018, our net sales were broken down as follows:

NET SALES BY MARKET SECTOR

24 % DUTY FREE
76 % DUTY PAID

NET SALES BY COUNTRY

19 % CANADA
81 % CONTINENTAL UNITED STATES

NET SALES BY PRODUCT CATEGORIES

3 % TOBACCO
5 % ELECTRONICS
38 % FOOD & BEVERAGE (INCL. SNACKS)
15 % PERFUMES & COSMETICS
9 % LITERATURE
5 % WINE & SPIRITS
7 % OTHER
18 % FASHION (INCL. WATCHES, JEWELRY AND ACCESSOIRES

NET SALES BY CHANNEL

2 % DOWNTOWN & HOTEL SHOPS
3 % RAILWAY STATIONS & OTHERS
95 % AIRPORTS

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

In 2018, Siegel+Gale conducted interviews with airport directors across several small, medium and large hub airports. These directors identified Hudson Group as leader in delivering operational excellence. Specifically, we were recognized as an operator that excelled at delivering key criteria for winning and extending contracts, including proven revenue generation, ability to tailor offering to local travelers and markets, commitment to landlord partnerships and responsive local teams.

Operational flexibility is key to our success. To promote and sustain our flexibility, we have established integrated and collaborative processes to drive coordinated operations across real estate management, store operations, marketing, merchandising and store concept design and planning. Our flexibility enables us to operate multiple retail concepts, ranging from 200 square-foot retail walls to 10,000 square-foot stores. Our stores are well organized and designed to be comfortable and easy-to-shop, and are tailored to meet the unique specifications of each airport or travel facility. Additionally, our stores utilize innovative and highly-customized designs to draw attention to impulse items and maximize sales. As an example, in 2013 we introduced the new Hudson format, which brings modern visuals, a different layout and new allocation to product categories, such as increased space allocation to beverages and snacks, and reflects the evolving needs and preferences of the travelers. Over the past three years, we have invested over $200 million in new store buildouts, store upgrades and expansions to improve the overall shopping experience at our stores, as well as other capital investments in our business to support our stores.

Through our customized merchandising approach, we provide curated assortments to each market to take advantage of traffic flow, seasonality, landlord preferences, local tastes, large-scale regional events and traveler spending habits. We merchandise our stores with both necessity-driven and on-trend discretionary products and we provide discretion to our local general managers to make choices regarding product mix for the stores they manage. Our merchandising team is committed to continuously sourcing new products to stay ahead of trends, getting the right product at the right price, to the right place at the right time. Both our and Dufry’s tenured relationships with a diversified set of suppliers support our successful merchandise-sourcing approach.

We remain an integrated part of the global Dufry Group. In addition to Dufry being our controlling shareholder, a number of the members of our board of directors are affiliated with Dufry and our business continues to benefit from Dufry’s global expertise and best practices across all major functions. Moreover, we expect that Dufry will continue to be one of our largest suppliers, extend intercompany financing to us and provide us with other support and services. See “Item 7. Major Shareholders and Related Party Transactions – B. Related party transactions.”

Our strengths

Hudson is an iconic brand in North American travel retail

With nearly half of our stores bearing the Hudson brand and our 30-year heritage in travel retail, Hudson is one of North America’s leading travel essentials brands. We believe that we have built a reputation among travelers as a reliable destination to meet their needs and preferences when traveling. According to an Ipsos Market Research survey conducted in 2017, more travelers who shop at airports would prefer to shop at Hudson stores than at any other travel news, gift and convenience retail store. Our customers look for Hudson stores for personal items, gifts for loved ones or a convenient stop for food and beverages. We have also leveraged the strength of the Hudson brand to become one of the leading airport retailers in the United States for many international consumer brands such as Godiva Chocolates, Papyrus, SwissGear, Sony and Belkin. We believe the iconic Hudson brand anchors our proposals for concessions and provides us with a competitive advantage.

Customized and Local Approach Delivers Compelling Traveler Experience

Our customized and local approach to creating our concession portfolio and to the design, layout and merchandising of our stores produces a compelling retail experience for travelers. We believe that our ability to operate multiple proprietary and third-party-branded retail concepts, while simultaneously meeting the unique specifications of each airport or travel facility, also provides an attractive retail proposition for our landlords.

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

Extensive experience and superior scale in our industry

We believe that other operators cannot match our over 30 years of industry experience, unparalleled scale of over 200 concession agreements under which we operate over one million square feet of commercial space in the continental United States and Canada. We believe this experience and scale reflect our strong credibility with landlords and other business partners and our knowledge of airport retail operations and travel concessions.

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

Diversified and Dynamic Business Model

Our business model is diversified in terms of the customers we serve and concession models we manage. We operate a mix of concession programs and retail concepts under both proprietary and third-party brands, including travel essentials stores and bookstores under the Hudson brand, specialty branded retail stores such as Coach, Estée Lauder, Kate Spade and Tumi, duty-free shops under Dufry, World Duty Free and Nuance, themed stores such as Tech on the Go, Kids Works and 5th and Sunset, as well as food and beverage outlets such as Dunkin’ Donuts. As of December 31, 2018, we sold products in 1,028 stores across 88 locations.

Our concessions also benefit from multi-year contract terms. For the year ended December 31, 2018, no single concession accounted for more than 10 % of our sales. The long average residual duration of our concession portfolio and diversification across contracts provide us with a high degree of sales visibility.

In addition, our strategy emphasizes continuously improving formats and adjusting our store concepts and product mix to meet and exceed travelers’ needs and preferences. Due to our merchandising flexibility, our local general managers can tailor their purchasing to address regional preferences. This approach enables our local general managers to update store concepts and product mix every season and allows them to be nimble in their approach, including testing new concepts.

Service-driven, cohesive management team

Together with our global parent, Dufry, our talented and dedicated senior management team has guided our organization through its expansion and positioned us for continued growth. Our team has an average of 21 years of experience at Hudson Group/Dufry. Additionally, our management team possesses extensive experience across a broad range of disciplines, including merchandising, marketing, real estate, finance, legal and regulatory and supply chain management. Our management team embraces our core purpose to be “The Traveler’s Best Friend” and embodies our passionate, dedicated and service-oriented culture, which is shared by our employees throughout the entire organization. We believe this results in a cohesive team focused on sustainable long-term growth.

Our strategies

Increase sales at existing concessions

Continue Innovation in Store Formats and Merchandise
At Hudson, every square foot matters. We aim to increase sales per transaction and overall sales by maintaining our emphasis on merchandising and refining operations to continuously provide travelers with an array of in-demand products. We seek innovative ways to increase potential selling space within existing locations. Through continuous refinement, we optimize our concession configurations to maximize sales for our landlord and product vendor partners. We also constantly evolve our merchandizing mix to stay relevant and on-trend, as well as to continue driving sales by serving travelers’ enthusiasm for large-scale regional events, including music festivals, trade shows and sporting events, such as the Super Bowl and the World Series. We also will continue to leverage technology to enhance the customer experience through mobile pre-ordering applications, self-checkout capabilities, digital marketing and other evolving technologies.

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

According to the Airports Council International – North America (ACI-NA), airports will need to spend an estimated $130 billion on infrastructure between 2017 – 2021 to accommodate growth in passenger and cargo activity, rehabilitate existing facilities, and support aircraft innovation. This activity supports the growing whitespace opportunity in our industry with additional space for retail and dining concessions in order to enhance the travel experience for passengers and offset the cost of development.

We believe we are well-positioned to succeed in this competitive environment due to our experience and reputation with comprehensive retail concession opportunities, our integrated and collaborative approach, and the proven economics of our concession model. For investments in new concessions, expansions and renewals, we have defined a hurdle rate of a low double-digit internal rate of return over the lifetime of the concession and we typically target a payback period between two and five years, depending on the length of the contract.

Continue expansion into non-traditional locations
We intend to leverage Hudson’s consumer brand awareness and retail expertise to capture customer spending at travel centers, tourist destinations, hotels and other non-airport locations. These venues share similar retail characteristics with airports, such as higher foot traffic and customers with above-average purchasing power and greater time to shop. Our ability to deploy our successful turnover maximizing capabilities outside of airports has led to a number of wins in such locations. For example, in 2017, we announced the opening of five new stores at Hard Rock Hotel & Casino in Las Vegas, which incorporate our specialty and travel essentials retail concepts. We will opportunistically pursue avenues for growth across the continental United States and Canada in these non-traditional locations.

Grow food and beverage platform
We intend to pursue growth opportunities in the large and expanding travel food and beverage market in the continental United States and Canada. Based on market data from the ARN Fact Book and our estimates, the airport food and beverage market in the United States and Canada generated in excess of $5.3 billion of passenger spending in 2017. This market generated sales of approximately 1.4x the combined airport sales of specialty, news and gifts and duty-free products in 2017. The travel food and beverage market is highly fragmented and there is an increasing overlap between travel food and beverage and travel retail, such as packaged food and “grab-and-go” concepts. We intend to pursue these growth opportunities both organically and through acquisitions. In addition, we believe that growing our food and beverage expertise and track record will strengthen our ability to compete for master-concessionaire contracts and drive sales, gross margin and cost synergies with our existing retail concepts.

Pursue accretive acquisitions
We believe that we have demonstrated our ability to create value by acquiring and integrating companies into Hudson Group. During the last several years, we have successfully integrated the North American operations of Nuance and World Duty Free Group. By deploying our customized and collaborative approach to store operations and merchandising, we have been able to drive sales and advertising income growth at acquired locations and achieve significant cost synergies. Our management team will approach potential acquisitions in a disciplined manner with a focus on strengthening our offerings for travelers and driving additional procurement and cost synergies. We actively maintain a pipeline of potential acquisition opportunities across retail and food and beverage.

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

Our market

We operate in the travel concession market in the continental United States and Canada, which we consider to consist of concessions located in airports, ports, bus and railways stations, tourist destinations, hotels and highway rest stops, as well as sales onboard aircrafts, ferries and cruise liners. We plan to continue to expand across store formats and into non-airport locations as we grow our operations. See “– Our strategies – Expand concession portfolio.”

The majority of our sales are derived from airports. For the year ended December 31, 2018, 95 % of our net sales were generated at airports in the continental United States and Canada. According to the ARN Fact Book, airport concession sales at the top 42 international airports by performance in the United States and Canada were approximately $9.1 billion for the year ended December 31, 2017. Based on the ARN Fact Book, as a breakdown of sales at these airports for the year ended December 31, 2017, food and beverage contributed $5.3 billion in sales while specialty, news and gifts and duty-free contributed $1.3 billion, $1.4 billion and $1.1 billion in sales, respectively.

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

Each landlord has needs and requirements that differ depending on a number of factors. Certain landlords may prefer to develop commercial operations from idea conception through to completion, and therefore will partner with an experienced travel concession operator to assist with overall development of airport concessions. Other landlords may be more involved in the management and allocation of commercial space and therefore may be more focused on maximizing returns at a given location, with pricing terms being more important. Most airport landlords determine rent by reference to metrics such as gross sales or the number of passengers traveling through an airport. Concession agreements typically provide for rent that generally is based on a variable component and in addition includes a MAG. See “– Concession agreements.”

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

Airport retail customers differ from traditional retail customers in their wants and needs. Increased security encourages travelers to arrive well before their flights depart, which creates the opportunity and time for shopping, meals and other activities. Enhanced security checks and the need to reach a departure gate on time may also add to overall travel anxiety and drive impulse purchases. In general, airport retail customers are relatively more affluent than traditional retail customers, and travelers who are on holiday may be more inclined to spend money at the airport.

Trends

Recent trends affecting the airport concession market in North America include:

Growth in passenger numbers
In the past decade, there has been a significant increase in both domestic and international air travel due largely to improvements in, and greater accessibility of, air transport, as well as increased disposable income and business professionals needing to travel due to the internationalization of many industries. According to ACI, between 2010 and 2017, total passenger traffic in North America grew at a compound annual growth rate of 3%. Looking to the future, ACI projects that annual North American passenger volumes will surpass 2.0 billion by 2019, and grow at a 3 % compound annual growth rate between 2018 and 2026. The North American airport retail market’s overall exposure to passengers is much more heavily weighted towards passengers traveling domestically.

The chart below presents historical and projected North American passenger volumes.

Increased “dwell time” and propensity to spend
Travel industry dynamics continue to evolve. Lengthy security procedures and transportation delays have led to earlier airport arrival times and increased passenger dwell time, with medium and large U.S. airports averaging approximately 90 minute dwell times, according to the 2017 Airport Council International-North America (“ACI-NA”) Concessions Benchmarking Survey. Additionally, airlines have eliminated many complementary services, such as in-flight meals, headphones and other amenities to reduce costs. Further, travelers have demonstrated a willingness to spend more at airports when presented with better quality products, convenience and a greater product selection.

Airport expansion and focus on new revenue streams
Air travel is a critical and central aspect of the United States economic infrastructure with long-term resiliency to external pressures. Airports and governments are focused on redevelopment of terminal concession programs and additional space is being dedicated to new opportunities to develop retail and other new sales streams. As each travel location is unique, each airport operator works to find the optimal mix of formats and products best suited to that region or location in order to maximize turnover and profit.

Our history

Our business started in 1987 with a concession for five Hudson News stores in a single airport. Over time, we expanded our operations and successfully bid for concessions in other major travel hubs, including at John F. Kennedy International Airport, Boston Logan International and Washington Dulles International Airport. We acquired the WH Smith North American airport operations in 2003, adding 150 stores at 22 airports. In 2008, Dufry acquired Hudson Group. Since then, we have expanded our operations as an integrated division of the global Dufry Group. Dufry acquired Nuance in 2014 and World Duty Free Group in 2015 and we now operate Nuance and World Duty Free Group’s respective operations in the continental United States and Canada.

Our relationship with Dufry

Prior to our initial public offering, we were wholly-owned by Dufry. Following our initial public offering, Dufry is our controlling shareholder, the majority of the members of our board of directors are affiliated with Dufry, and, as an integrated part of the global Dufry Group, our business continues to benefit from the strength of Dufry’s position in the global travel retail market. Moreover, Dufry continues to be one of our largest suppliers, extends financing to us and provides us with other important support and services, including a license to use the Dufry, Hudson, World Duty Free and Nuance brands and associated brands that are owned by Dufry. See “Item 7. Major Shareholders and Related Party Transactions.”

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

Our retail concepts and products

We operate a number of retail concepts across our retail locations, including:
–
Travel Essentials and Convenience Stores. Under a variety of brands, including Hudson, our travel essentials and convenience stores offer a wide assortment of products to the travelling public, including newspapers, magazines and books, sundries, health and beauty aids, food, snacks and beverages, souvenirs, electronics and travel accessories. These shops are operated as stand-alone stores or, in some cases, together with a coffee take-out concept, such as Dunkin’ Donuts or Euro Café.
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

–
Electronics Stores. Our electronics stores, operated under the brand Tech on The Go, offer products from a range of popular electronics and electronics accessory brands, including Sony, Bose, Belkin and Moshi.
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
–
Specialty Branded Stores. We operate branded specialty stores, offering a range of products from a single well-known global or national brand, including Coach, Estée Lauder, Kate Spade, Michael Kors, Kiehl’s, FAO Schwarz and Tumi. These stores, which are operated by our employees, provide travelers with the same experience as shoppers at the primary locations of the brands and appeal to both customers and suppliers alike: customers can use their waiting time to shop for their favorite brands and suppliers have a highly visible showcase to display their products. We operate specialty branded stores directly, although the brand owner or supplier may provide financial support.
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

The following table sets forth the distribution of our net sales by product category as a percentage of our total net sales, and the total value of our net sales by product category, for the years ended December 31, 2018, 2017 and 2016:

	AS A PERCENT OF TOTAL NET SALES			IN MILLIONS OF USD
FOR THE YEAR ENDED DECEMBER 31,	2018	2017	2016	2018	2017	2016
Confectionery, Food and Catering	37.7%	35.7%	34.7%	709.0	628.0	572.3
Perfumes and Cosmetics	14.8%	14.7%	13.7%	279.0	258.4	226.3
Fashion, Leather and Baggage	12.3%	12.5%	11.1%	231.0	220.1	183.3
Literature and Publications	8.9%	10.0%	11.7%	166.7	175.6	192.5
Watches, Jewelry and Accessories	5.8%	6.5%	5.2%	109.1	115.5	86.2
Electronics	5.0%	5.0%	4.7%	94.6	87.7	78.5
Wine and Spirits	4.9%	5.0%	4.6%	92.3	88.0	75.3
Tobacco goods	3.0%	2.9%	2.9%	56.7	52.2	47.4
Other product categories	7.5%	7.7%	11.4%	141.5	135.3	188.3
Total	100%	100%	100%	1,879.9	1,760.8	1,650.1

Our locations

As of December 31, 2018, we had over 200 concession agreements and operated 1,028 stores across 88 retail locations in the continental United States and Canada, totaling over one million square feet of commercial space. Our locations are distributed across 77 airports (representing 95 % of our stores), five commuter terminals (representing 3% of our stores) and six other locations (representing 2 % of our stores), as illustrated below:

LOCATION	NUMBER OF STORES AS OF DECEMBER 31, 2018
Albuquerque International Sunport	7
Atlantic City International Airport	3
Baltimore Washington International Thurgood Marshall Airport	11
Bill and Hillary Clinton National Airport	4
Billy Bishop Toronto City Airport	3
Birmingham-Shuttlesworth International Airport	6
Boston Logan International Airport	34
Burlington International Airport	3
Calgary International Airport	17
Charleston International Airport	7
Chicago Citigroup Center	3
Chicago Midway International Airport	25
Chicago O’Hare International Airport	50
Cleveland Hopkins International Airport	14
Corpus Christi International Airport	1
Dallas Love Field Airport	23
Dallas/ Fort Worth International Airport	27
Denver International Airport	14
Des Moines International Airport	2
Destin-Fort Walton Beach Airport	5
Detroit Metropolitan Wayne County Airport	15
Edmonton International Airport	11
Eppley Airfield	5
Fort Lauderdale-Hollywood International Airport	25
Fresno Yosemite International Airport	3
George Bush Intercontinental Airport	22
Gerald R. Ford International Airport	4
Greater Rochester International Airport	4
Greenville-Spartanburg International Airport	5
Halifax Robert L. Stanfield International Airport	6
Harrisburg International Airport	3
Hartsfield-Jackson Atlanta International Airport	30
Hollywood Burbank Airport	5
Houston Space Center	2
Jackson-Medgar Wiley Evers International Airport	5
John F. Kennedy International Airport	42
John Wayne Airport	8
LaGuardia Airport	22
Lambert-St. Louis International Airport	27
Las Vegas Hard Rock Hotel and Casino	5
Las Vegas Venetian and Palazzo Hotel and Casino	3
Los Angeles International Airport	48
Louis Armstrong New Orleans International Airport	19
Lubbock Preston Smith International Airport	1
Manchester-Boston Regional Airport	6
McCarran International Airport	37
Miami International Airport	27

LOCATION	NUMBER OF STORES AS OF DECEMBER 31, 2018
Minneapolis/ St. Paul International Airport	11
Mobile Regional Airport	3
Myrtle Beach International	4
Nashville International Airport	19
New York City Empire State Building	1
New York City Grand Central Station	2
New York City Penn Station	14
New York City Port Authority Bus Terminal	11
New York City United Nations Headquarters	2
Newark Liberty International Airport	20
Newark Penn Station Newark	5
Newport News/Williamsburg International Airport	1
Norfolk International Airport	8
Norman Y. Mineta San Jose International Airport	17
Oakland International Airport	12
Ontario International Airport	7
Orlando International Airport	14
Orlando Sanford International Airport	8
Philadelphia International Airport	10
Phoenix Sky Harbor International Airport	7
Pittsburgh International Airport	14
Portland International Airport	7
Raleigh-Durham International Airport	7
Richmond International Airport	5
Roanoke Regional Airport	2
Ronald Reagan Washington National Airport	5
Salt Lake City International Airport	11
San Antonio International Airport	7
San Diego International Airport	9
San Francisco International Airport	14
Seattle-Tacoma International Airport	25
Stewart International Airport	3
Tampa International Airport	5
Ted Stevens Anchorage International Airport	8
Toronto Pearson International Airport	9
Tucson International Airport	6
Tulsa International Airport	7
Vancouver International Airport	42
Washington Dulles International Airport	6
Washington D.C. Union Station	4
William P. Hobby Airport	7

For the years ended December 31, 2018, 2017 and 2016, sales in the continental United States represented 81%, 81 % and 82 % of our net sales, respectively, with the balance of our sales generated in Canada.

Duty-paid and duty-free operations

We operate both duty-paid and duty-free stores throughout the continental United States and Canada. For the years ended December 31, 2018, 2017 and 2016, duty-paid stores represented 76%, 76 % and 78 % of our net sales, respectively and duty-free stores represented 24%, 24 % and 22 % of our net sales, respectively.

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
rent and other amounts payable;
–
permitted uses and product categories to be sold; and
–
location of our stores and exterior appearance.

Concessions may be awarded in a public or private bidding process or in a negotiated transaction. Our landlords who award contracts through a bidding process typically consider some, if not all, of the following factors when reviewing concession bids: their relationship with the concession operator and the concession operator’s experience in a particular region, the concession operator’s operational track record, and its ability to respond to the needs of the landlord for planning and design advice and operational ability. Price is also an important competitive factor, as a concession may be awarded in a tender based upon the highest concession fee offered. Landlords also often consider the brands included in a proposal and ACDBE partnerships, if applicable, among other things. Our concession agreements often require us to perform initial renovations of the stores, as well as refurbishment to the stores over the term of the arrangement.

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

Many of our concession agreements at airports contain requirements to use good faith efforts to achieve an ACDBE participation goal, which we meet in different ways depending on the terms of the concession agreement. A failure to comply with such requirements may constitute a default under a concession agreement, which could result in the termination of the concession agreement and monetary damages. See “– Regulation.” Generally, our concession agreements are terminable at will by our landlords.

Local partners

We operate most of our stores located at airports in cooperation with local partners. We partner with many of these entities through the ACDBE program operated by the FAA. See “– Regulation.” We also may partner with other third parties to win and maintain new business opportunities. Consequently, our business model contemplates the involvement of local partners and we typically operate these concessions as associations and partnerships. The net earnings from these operating subsidiaries attributed to us are reduced to reflect the applicable ownership structure.

We generally structure our store operations through associations and partnerships. As of December 31, 2018, we had 113 associations and other partnerships with 95 local partners.

Our suppliers

We are supplied both directly from manufacturers and through distributors.

Our principal travel essentials suppliers are Core-Mark and Resnick Distributors. Our principal duty-free products supplier is Dufry. Our principal beverages supplier is The Coca Cola Company. Our principal book supplier is Readerlink Distribution Services. Our principal magazines and periodicals suppliers are The News Group, which includes The News Group L. P. and TNG, which is a division of Great Pacific Enterprises Inc., and Hudson News Distributors, which includes Hudson News Distributors, LLC and Hudson RPM Distributors, LLC. For more information on our supply arrangement with Hudson News Distributors, LLC and Hudson RPM Distributors, LLC, see “Item 7. Major Shareholders and Related Party Transactions – B. Related party transactions – Transactions with entities controlled by Mr. James Cohen.”

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

Airport authorities in the United States frequently require that our airport concessions meet minimum ACDBE participation requirements. The Department of Transportation’s (“DOT”) Disadvantaged Business Enterprise program is implemented by recipients of DOT Federal Financial Assistance, including airport agencies that receive federal funding. The ACDBE program is administered by the FAA, state and local ACDBE certifying agencies and individual airports. The ACDBE program is designed to help ensure that small firms owned and controlled by socially and economically disadvantaged individuals can compete for airport contracting and concession opportunities in domestic passenger service airports. The ACDBE regulations require that airport concession recipients establish annual ACDBE participation goals, review the scope of anticipated large prime contracts throughout the year, and establish contract-specific ACDBE participation goals. We generally meet the contract specific goals through an agreement providing for co-ownership of the retail location with a disadvantaged business enterprise. Frequently, and within the guidelines issued by the FAA, we may lend money to ACDBEs in connection with concession agreements in order to help the ACDBE fund the capital investment required under a concession agreement. The rules and regulations governing the certification of ACDBE participation in airport concession agreements are complex, and ensuring ongoing compliance is costly and time consuming. Further, if we fail to comply with the minimum ACDBE participation requirements in our concession agreements, we may be held responsible for breach of contract, which could result in the termination of a concession agreement and monetary damages. See “Item 3. Key Information – D. Risk factors – Risks relating to our business – Failure to comply with ACDBE participation goals and requirements could lead to lost business opportunities or the loss of existing business.”

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

In the United States, duty-free stores are considered an extension of “bonded warehouses” by U.S. Customs and Border Protection, and in Canada duty-free stores are part of a Duty Free Shop Program with the Canadian Border Service Agency, which avoids our customers from having to pay special taxes, such as value-added and duty, when they purchase goods while in international transit. This special status subjects us to bonded warehouse regulations that require, for example, that any bonded merchandise shall not be commingled with local merchandise or other non-bonded merchandise and requires us to ensure that such bonded merchandise is only sold to passengers leaving the respective country on a non-stop flight.

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

Employees

We are responsible for hiring, training and management of employees at each of our retail locations. As of December 31, 2018, we employed 10,094 people, including both full-time and part-time employees. Of these employees, 8,499 were full-time employees and 1,595 were part time employees. As of December 31, 2018, 4,276 of our employees are subject to collective bargaining agreements.

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

Our principal executive office is located at 4 New Square, Bedfont Lakes, Feltham, Middlesex, United Kingdom and our telephone number is + 44 (0) 208 624 4300. Our website is www.hudsongroup.com. The information on our website is not incorporated by reference into this annual report, and you should not consider information contained on our website to be a part of this annual report or in deciding whether to purchase our Class A common shares.

See Exhibit 8.1 for a list of our subsidiaries.

D.
Property, plant and equipment
We lease office space in East Rutherford, New Jersey, which consists of 93,000 square feet in a commercial office building. In addition, pursuant to our concession agreements, we operate 1,028 stores across 88 different transportation terminals and destinations throughout the United States and Canada. We also lease 37 warehouse facilities. See “– B. Business overview – Our locations” and “– B. Business overview – Concession agreements.”

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

Turnover

Historically, our turnover growth has been primarily driven by the combination of organic growth and acquisitions.

Organic Net Sales Growth
Organic net sales growth (“Organic growth”) represents the combination of growth in aggregate monthly net sales from (i) like-for-like net sales growth and (ii) net new stores and expansions.

Like-for-like net sales growth (“Like-for-like growth”) represents the growth in aggregate monthly net sales in the applicable period at stores that have been operating for at least 12 months. Like-for-like growth excludes growth attributable to (i) net new stores and expansions until such stores have been part of our business for at least 12 months, (ii) acquired stores until such stores have been part of our business for at least 12 months and (iii) acquired wind-down stores, consisting of eight stores acquired in the 2014 acquisition of Nuance and 46 stores acquired in the 2015 acquisition of World Duty Free Group that management expected, at the time of the applicable acquisition, to wind-down.

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

Net sales generated by acquired wind-down stores for the years ended December 31, 2018, 2017 and 2016 was $1.2 million, $4.8 million and $36.7 million, respectively.

Like-for-like growth is influenced by:
–
Passenger Flows: The number of passengers passing through the concessions where we operate is the principal factor influencing sales. Between 2010 and 2017, total passenger traffic in North America grew at a compound annual growth rate of 3%. Annual North American passenger volumes were greater than 1.8 billion for the year ended December 31, 2017, and ACI projects that annual North American passenger volumes will grow at a 3 % compound annual growth rate between 2018 and 2026, surpassing 2.0 billion by 2019.
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
–
Net Sales Productivity: Productivity may be improved through increased penetration (i. e., the number of travelers who actually buy products compared to total travelers the concession is exposed to) and average spend per customer. In the past, we have sought to influence both measures to improve net sales, through infrastructure changes, such as improving the layout, location and accessibility of our shops, and marketing and promotional activities, such as signposting inside and outside the stores and special offers, product variety, active selling by our sales staff and improved customer service.

We also present like-for-like growth on a constant currency basis by keeping exchange rates constant for each month being compared to remove fluctuations in foreign exchange rates during such respective periods.

Net new stores and expansions growth is impacted by the modification of store retail concepts and the addition of new stores to our portfolio. We accomplish this by negotiating expansions into additional retail space with our landlords, to replace other travel industry retailers at existing concessions as their contracts expire and by expanding into newly created retail “white space.” We also expand into new markets and regularly submit proposals and respond to requests for proposals or directly negotiate with potential landlords for new concessions. In addition, net new stores and expansions growth is also impacted by concession agreements that expire and our ability to renew such agreements. Concessions that are scheduled to expire in 2019 represent approximately 11 % of our net sales for the year ended December 31, 2018.

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

Advertising income
Our significant presence in the continental United States and Canada and our large number of concessions allow us to offer attractive promotional opportunities for our vendor partners, from which we generate advertising income that positively affects our gross margin.

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

The following table sets forth certain data for each of the eight fiscal quarters from January 1, 2017 through December 31, 2018. Our historical results are not necessarily indicative of the results that may be expected in the future. The following quarterly financial data should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report.

	FOR THE THREE MONTHS ENDED
IN MILLIONS OF USD (UNAUDITED)	DECEMBER 31, 2018	SEPTEMBER 30, 2018	JUNE 30, 2018	MARCH 31, 2018	DECEMBER 31, 2017	SEPTEMBER 30, 2017	JUNE 30, 2017	MARCH 31, 2017
Net sales	457.7	516.8	490.4	415.0	440.0	485.6	454.2	381.0
Net sales growth	4.0%	6.4%	8.0%	8.9%	8.6%	6.4%	6.4%	5.3%
Like-for-like growth1	1.6%	3.3%	4.5%	5.5%	5.6%	3.7%	4.3%	6.1%
Organic growth2	4.1%	6.5%	8.2%	9.%4	9.4%	8.3%	9.1%	8.5%
Operating profit	9.2	44.4	39.2	5.4	7.4	40.9	16.9	(5.1)

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

Cost of sales and gross margin

Our cost of sales is a function of our purchasing terms for merchandise and is positively influenced by our strategy of negotiating with our suppliers on a centralized basis at Dufry and Hudson. Moreover, as a member of the Dufry Group, we purchase certain products from Dufry for our duty-free stores and benefit from the economies of scale and enhanced purchasing power provided by Dufry.

Our pricing and product mix policy at any given store also affects the gross margin at such store.

Operating expense structure

Our principal operating expenses are selling expenses, personnel expenses, general expenses and other periodic expenses associated with our operations.

Selling Expenses
Concession fees and rents represent the substantial majority of our selling expenses. In return for having the right to operate our concession, we pay rent to the airport authorities or other landlords that is typically determined on a variable basis by reference to factors such as gross or net sales or the number of travelers using the airport or other location, which we record as concession fees and rents under selling expenses. Where rent is based on our sales, concession agreements generally also provide for a minimum annual guaranteed payment, or “MAG,” that is either a fixed dollar amount or an amount that is variable based upon the number of travelers using the airport or other location, retail space used, estimated sales, past results or other metrics. Where the minimum payment is adjusted based on prior year total rents, it usually represents between 80 – 90 % of prior year total concession expense. As a result, our profitability may be adversely affected if sales decrease at concessions where the MAG is higher than the variable concession fee. A limited number of our concession agreements contain fixed rents. We have periodically been required to make MAG payments to our landlords at certain of our locations. While the majority of our MAG payments are not material to our overall business, occasional decreases in net sales result in a higher concession fees to net sales ratio, which has impacted our net earnings. We cannot guarantee that any future MAG payments will not be materially adverse to our results of operations. See also “Risk factors – Our profitability depends on the number of airline passengers in the terminals in which we have concessions.” Changes by airport authorities or airlines that lower the number of airline passengers in any of these terminals could affect our business, financial condition and results of operations.

Selling expenses also include credit card commissions and packaging materials, marketing and other expenses. Credit card commissions are typically calculated as a percentage of credit card sales.

Selling expenses are presented net of selling income. Selling income includes concession and rental income and commercial services and other selling income. At certain of our concessions, we sublease a portion of our retail space, and we receive concession and rental income from subtenants, which we record as concession and rental income.

Personnel expenses
Our personnel expenses, which represent a significant cost, include wages, benefits and cash bonuses. We expect personnel expense to grow proportionately with net sales. Factors that influence personnel expense include the terms of collective bargaining agreements, local minimum wage laws, the frequency and severity of workers’ compensation claims and health care costs. Personnel expenses are comprised of fixed and variable components, such as bonuses, which are based on the performance of the business and/ or personal goals.

In connection with our initial public offering, we adopted equity incentive award plans (the “Plans”) and granted awards during 2018. See “Item 6. Directors, Senior Management and Employees – B. Compensation – Changes to our remuneration structure following the consummation of our initial public offering – New equity incentive award plan.”

General expenses
We have historically been charged by subsidiaries of Dufry franchise fees to license brands owned by Dufry or its subsidiaries, including the Dufry, Hudson, Nuance and World Duty Free brands, as well as for ancillary franchise services, including centralized support services such as treasury, audit and similar services. This amounted to $15.2 million, $50.6 million and $50.1 million for the years ended December 31, 2018, 2017 and 2016, respectively. In connection with our initial public offering, we entered into new agreements with Dufry pursuant to which the franchise fees we are charged were reduced. See “Item 7. Major Shareholders and Related Party Transactions – B. related party transactions – Transactions with Dufry – Other agreements with Dufry-Franchise agreements.” If these agreements had been in place on January 1, 2016, we would have been charged the lower amounts of $14.1 million instead of $50.6 million and $13.6 million instead of $50.1 million for the years ended December 31, 2017 and 2016, respectively, which would have resulted in higher earnings before taxes in each period.

General and administrative expenses also include repairs and maintenance, professional fees, office and warehouse rent and general administration. These expenses are not impacted in the short term by variations in sales. We have, in the past, implemented a number of measures to control and reduce our costs in an economic downturn.

Furthermore, in connection with becoming a public company, our general and administrative expenses have increased as we hired more personnel and engaged outside consultants.

Depreciation, amortization and impairment

Our leases and concessions generally require us to invest in our premises to build, renovate or remodel them, often before we commence business. These capital expenditures are generally capitalized as property, plant and equipment (“PPE”) on our balance sheet. See “– B. Liquidity and capital resources – Capital expenditures.” We depreciate PPE using the straight-line method over the useful life of the assets, for example, five years for furniture and up to ten years for leasehold improvements, but in any case not longer than the remaining life of the relevant concession term.

Our principal intangible assets are concession rights, all of which have definite life spans. Intangible assets with a finite lifespan are amortized over their economic useful life and are tested for impairment whenever there is an indication that the book value of the intangible asset may not be recoverable. Goodwill is not amortized, but tested for impairment annually.

Interest expense

Interest expense primarily consists of expenses related to borrowings from Dufry. As of December 31, 2018, we had $492.6 million in long-term financial debt outstanding (excluding current portion), with a weighted-average interest rate of 5.7%. From time to time, we enter into loans with our affiliates. See “– B. Liquidity and capital resources – Indebtedness.”

Income tax

Income tax expenses are based on our taxable results of operations after financial result and non-controlling interests. Tax losses carried from one tax period to the next may also influence our deferred tax expenses.

As of December 31, 2018, we had deferred tax assets of $43.2 million in relation to net operating loss carryforwards, which begin to expire in 2028. Utilization of our U.S. net operating loss carryforwards is subject to annual limitations provided by the Internal Revenue Code and similar state provisions. Such annual limitations could result in the expiration of some portion of the net operating losses and the implied tax credit before their utilization.

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

Results of operations

Comparison of the years ended December 31, 2018 and 2017

The following table summarizes changes in financial performance for the year ended December 31, 2018, compared to the year ended December 31, 2017:

	FOR THE YEAR ENDED DECEMBER 31,		PERCENTAGE CHANGE
IN MILLIONS OF USD	2018	2017	in %
Turnover	1,924.2	1,802.5	6.8
Cost of sales	(698.5)	(680.3)	2.7
Gross profit	1,225.7	1,122.2	9.2
Selling expenses	(445.3)	(421.2)	5.7
Personnel expenses	(411.1)	(371.3)	10.7
General expenses	(131.4)	(156.9)	(16.3)
Share of result of associates	0.1	(0.3)	133.3
Depreciation, amortization and impairment	(128.9)	(108.7)	18.6
Other operational result	(10.9)	(3.7)	194.6
Operating profit	98.2	60.1	63.4
Interest expenses	(31.0)	(30.2)	2.6
Interest income	2.5	1.9	31.6
Foreign exchange gain / (loss)	(0.9)	0.5	(280.0)
Profit before tax	68.8	32.3	113.0
Income tax	(3.0)	(42.9)	(93.0)
Net profit / (loss)	65.8	(10.6)	720.8

NET PROFIT / (LOSS) ATTRIBUTABLE TO
Equity holders of the parent	29.5	(40.4)	173.0
Non-controlling interests1	36.3	29.8	21.8

1
Net profit/(loss) to non-controlling interests excludes expenses payable by us which are not attributable to non-controlling interests (which primarily consists of our operating partners), such as franchise fees and interest expense payable to Dufry and its subsidiaries, income taxes and amortization on fair value step-ups from acquisitions.

Turnover
Turnover increased by 6.8 % to $1,924.2 million for the year ended December 31, 2018 compared to $1,802.5 million in 2017. Net sales represented 97.7 % of turnover for 2018, with advertising income representing the remainder. Net sales increased by $119.1 million, or 6.8%, to $1,879.9 million.

Organic net sales growth was 7.0 % for the year ended December 31, 2018 and contributed $122.8 million of the increase in net sales. Like-for-like growth was 3.7 % and contributed $60.8 million of the increase in net sales. On a constant currency basis, like-for-like growth was 3.7%. The increase in like-for-like growth was primarily the result of increases in the overall number of transactions, as well as average sales per transaction. Net new stores and expansions growth contributed $62.0 million of the increase in net sales, primarily as a result of opening new stores. This growth was partially offset by a decrease of $3.6 million in net sales of acquired wind-down stores.

Gross profit
Gross profit reached $1,225.7 million for the year ended December 31, 2018 from $1,122.2 million for the prior year. Our gross profit margin increased to 63.7 % for 2018 compared to 62.3 % in 2017, primarily due to improved vendor terms and sales mix shift to higher margin categories. The improved vendor terms included benefits from (i) improved product pricing and (ii) a change in the form of vendor allowances, in which vendor support now comes in the form of a reduction in cost of sales, instead of advertising income.

Selling expenses
Selling expenses were $445.3 million for the year ended December 31, 2018, compared to $421.2 million for 2017. Concession and other periodic fees paid to airport authorities and other travel facility landlords in connection with our retail operations made up 92.2 % of the selling expenses for the year ended December 31, 2018. Selling expenses declined to 23.1 % of turnover for the year ended December 31, 2018, compared to 23.4 % for the prior year, primarily due to a rent reduction in one of our concession contracts. For the year ended December 31, 2018, concession and rental income amounted to $12.5 million compared to $11.6 million for 2017.

Personnel expenses
Personnel expenses increased to $411.1 million for the year ended December 31, 2018 from $371.3 million in 2017. As a percentage of turnover, personnel expenses increased to 21.4% for 2018 compared to 20.6 % for 2017. The increase in personnel expenses was primarily attributable to the opening of new locations, wage increases and additional personnel expense upon becoming a public company.

General expenses
General expenses decreased to $131.4 million for the year ended December 31, 2018 compared to $156.9 million in the prior year. As a percentage of turnover, general expenses decreased to 6.8 % in 2018 from 8.7 % in 2017. Our general expenses declined mainly due to lower franchise fees as a result of the amended franchise fee structure with Dufry Group, which was effective from January 1, 2018. Partially offsetting the decline was an increase in professional fees upon becoming a public company.

Depreciation, amortization and impairment
Depreciation, amortization and impairment increased to $128.9 million for the year ended December 31, 2018 compared to $108.7 million for 2017. Depreciation reached $69.2 million for the year ended December 31, 2018, compared to $64.5 million for the prior year. Amortization increased to $45.1 million for the year ended December 31, 2018 compared to $44.0 million for 2017. We recorded net impairments of $14.6 million in 2018, compared to $0.2 million in the prior year, which primarily related to a non-core hotel location that was performing below expectations. See note 14 to our audited Consolidated Financial Statements for further details. The higher depreciation charge in 2018 was primarily due to capital investments in 2017 relating to renovating existing locations and opening new locations.

Other operational result
Other operational result was $10.9 million of expense for the year ended December 31, 2018, compared to $3.7 million of expense in 2017. The increase in expense was primarily due to a prior year $9.4 million benefit from the forgiveness of certain intercompany payables due to Dufry. This was partially offset by a $2.7 million decrease in IPO preparation and transaction costs.

Interest expenses
Interest expenses increased slightly to $31.0 million for the year ended December 31, 2018 compared to $30.2 million for 2017.

Income tax benefit/ expense
Income taxes for the year ended December 31, 2018 amounted to expense of $3.0 million compared to $42.9 million for 2017. The main components of this change were (i) the $10.3 million release of valuation allowance against net operating losses, (ii) offset by additional tax related to U.S. Base Erosion Anti-Abuse Tax (“BEAT”) of $2.3 million and (iii) the $40.2 million of expense in 2017 as a result of the reduction in the U.S. federal corporate income tax rate as part of U.S. tax reform. The total tax expense for the year ended December 31, 2018 consisted of $9.8 million of current income tax expense incurred mainly in connection with our Canadian business, partially offset by $6.8 million of deferred tax benefit principally due to the release of valuation allowance offset by utilization of NOLs.

Comparison of the years ended December 31, 2017 and 2016

The following table summarizes changes in financial performance for the year ended December 31, 2017, compared to the year ended December 31, 2016:

	FOR THE YEAR ENDED DECEMBER 31,		PERCENTAGE CHANGE
IN MILLIONS OF USD	2017	2016	in %
Turnover	1,802.5	1,687.2	6.8
Cost of sales	(680.3)	(645.3)	5.4
Gross profit	1,122.2	1,041.9	7.7
Selling expenses	(421.2)	(395.7)	6.4
Personnel expenses	(371.3)	(337.4)	10.0
General expenses	(156.9)	(151.9)	3.3
Share of result of associates	(0.3)	(0.7)	(57.1)
Depreciation, amortization and impairment	(108.7)	(103.7)	4.8
Other operational result	(3.7)	(9.3)	(60.2)
Operating profit	60.1	43.2	39.1
Interest expenses	(30.2)	(29.8)	1.3
Interest income	1.9	2.1	(9.5)
Foreign exchange gain / (loss)	0.5	-	-
Profit before tax	32.3	15.5	108.4
Income tax	(42.9)	34.3	(225.1)
Net profit / (loss)	(10.6)	49.8	(121.3)

NET PROFIT / (LOSS) ATTRIBUTABLE TO
Equity holders of the parent	(40.4)	23.5	(271.9)
Non-controlling interests1	29.8	26.3	13.3

1
Net profit/(loss) to non-controlling interests excludes expenses payable by us which are not attributable to non-controlling interests (which primarily consists of our operating partners), such as franchise fees and interest expense payable to Dufry and its subsidiaries, income taxes and amortization on fair value step-ups from acquisitions.

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

Income tax benefit/ expense
Income taxes for the year ended December 31, 2017 amounted to an expense of $42.9 million compared to a benefit of $34.3 million for 2016. The main components of this change were (i) a $40.2 million expense as a result of the reduction in the U.S. federal corporate income tax rate as part of U.S. tax reform and (ii) a non-recurring tax benefit for 2016 from a reduction of the valuation allowance against deferred tax assets related to the U.S. operations of World Duty Free Group. The total tax expense of the year ended December 31, 2017 consisted of $8.5 million current income tax expense incurred mainly in connection with our Canadian business and $34.4 million deferred tax expense principally due to the impact of the U.S. tax reform.

B.
Liquidity and capital resources
Our primary funding sources historically have included cash from operations, and financial debt arrangements with Dufry. The balance outstanding on our long-term debt obligations with Dufry at December 31, 2018 and 2017 was $492.6 million and $520.4 million, respectively.

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

Dufry Group cash pooling

For the efficient management of its short term cash and overdraft positions, Hudson participates in Dufry’s notional cash pool arrangements. At December 31, 2018, we had a deposit of $61.2 million compared to an overdraft of $13.1 million at December 31, 2017, in the cash pool accounts. The deposit was mainly a result of $60.1 million of pre-IPO restructuring proceeds from the sale of our ownership interest in Dufry America Inc. to the Dufry Group. The cash pool arrangement is structured such that the assets and liabilities remain in the name of the corresponding participant, i. e. no physical cash concentration occurs for the day-to-day operations. We, along with other participants in the cash pool, have pledged the cash we have each placed in the cash pool to the bank managing the cash pool as collateral to support the aggregate obligations of cash pool participants.

Share-based payments

On June 28, 2018, Hudson Ltd. granted awards in the form of restricted share units (“RSUs”) pursuant to the Hudson Ltd. Restricted Share Unit Plan (“RSU Plan”) to certain of its employees. The RSUs were vested at grant and, in the aggregate, represent the right to receive 526,313 Class A common shares of the Company. Hudson expects to deliver shares in connection with such awards with 50 % being delivered in first quarter 2019 and 50 % being delivered in first quarter 2020. The Company purchased Class A common shares in the market to settle the first tranche of awards under the RSU Plan.

On October 31, 2018, Hudson Ltd. granted awards in the form of RSUs and Performance Share Units (“PSUs”, and together with the RSUs, the “LTIP Units”) pursuant to the newly created Hudson Ltd. Long-Term Incentive Plan (“LTI Plan”) to selected members of senior management. The LTIP Units are composed of 25 % RSUs and 75 % PSUs. All LTIP Units have a service-vesting requirement through May 1, 2021, subject to certain acceleration provisions for selected participants. The PSUs are also subject to performance-vesting requirements based on the Company’s achievement of sales, EBITDA and cash EPS performance metrics. At target, the LTIP Units represent the right to receive 580,599 Class A common shares of the Company in the aggregate. Hudson expects to deliver shares in connection with such vested and achieved awards in second quarter 2021.

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

Our capital expenditures (on the cash basis) are presented for each of the periods below:

	FOR THE YEAR ENDED DECEMBER, 31
IN MILLIONS OF USD	2018	2017	2016
Tangible capital expenditures	65.1	79.6	88.3
Intangible capital expenditures	4.2	8.2	5.7
Total	69.3	87.8	94.0

Cash flows

The following table summarizes the cash flow for each of the periods below:

	FOR THE YEAR ENDED DECEMBER, 31
IN MILLIONS OF USD	2018	2017	2016
Net cash flows from operating activities	232.7	130.8	169.8
Net cash flows used in investing activities	(69.1)	(86.1)	(92.4)
Net cash flows used in financing activities	(64.8)	(95.8)	(51.3)
Currency translation	(2.0)	0.9	1.1
Increase / (decrease) in cash and cash equivalents	96.8	(50.2)	27.2
Cash at the beginning of period	137.4	187.6	160.4
Cash at the end of period	234.2	137.4	187.6

Cash flows from operating activities
Net cash flows from operating activities were $232.7 million for the year ended December 31, 2018, an increase of $101.9 million compared to the prior year period. The increase in net cash flows from operating activities mainly resulted from an improvement in operating performance and a decrease in franchise payments made to Dufry due to timing.

Net cash flows from operating activities were $130.8 million for the year ended December 31, 2017, a decrease of $39.0 million compared to 2016. The decrease in net cash flows provided from operating activities mainly resulted from paying an outstanding balance of franchise fees to Dufry.

Cash flows used in investment activities
Net cash used in investing activities decreased to $69.1 million for the year ended December 31, 2018, as compared to $86.1 million for 2017. The decrease was primarily due to lower capital expenditures.

Net cash used in investing activities decreased to $86.1 million in 2017, as compared to $92.4 million for 2016, primarily due to lower capital expenditures.

Cash flows used in financing activities
Net cash used in financing activities decreased by $31.0 million for the year ended December 31, 2018, to $64.8 million compared to $95.8 million in 2017. This decrease in cash used was primarily due to the $60.1 million pre-IPO restructuring proceeds from an affiliated entity within the Dufry Group, partially offset by an increase in financial debt repayments to Dufry.

Net cash used in financing activities increased by $44.5 million for the year ended December 31, 2017, to $95.8 million compared to $51.3 million in 2016. This increase in cash used was primarily due to repayment of financial debt to Dufry.

Internal control over financial reporting

As part of management’s assessment of its internal control over financial reporting for the fiscal year ending December 31, 2018, management identified a material weakness in our internal control over financial reporting, as defined in the SEC guidelines for public companies. The material weakness identified relates specifically to the procure to pay process and the related internal controls supporting this area.  As a result, there is a reasonable possibility that a material misstatement of our consolidated financial statements will not be prevented or detected on a timely basis. We have initiated remedial measures and plan to continue to take additional measures to remediate this material weakness. See “Item 3. Key Information – D. Risk factors – Risks relating to our business – We have identified a material weakness in our internal control over financial reporting as part of management’s assessment. If we are unable to remediate this material weakness, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial results, or prevent fraud, and investor confidence in our company and the market price of our shares may be adversely affected.”

Indebtedness

Existing debt with Dufry
At December 31, 2018 and 2017, we owed $492.6 million and $520.4 million, respectively, to Dufry pursuant to long-term financial loans (excluding current portion). We were charged $30.2 million, $29.5 million and $29.1 million in each of the years ended December 31, 2018, 2017 and 2016, respectively, in interest to Dufry. The weighted-average interest rate on our loans from Dufry for each of the years ended December 31, 2018, 2017 and 2016 was 5.7%, 5.7 % and 5.9%, respectively.

Our indebtedness owed to Dufry at December 31, 2018 consisted of 17 intercompany loans with affiliates of Dufry (the “intercompany loans”), which are all on substantially similar terms and most of which are due on October 15, 2022. The following table summarizes certain information regarding the intercompany loans:

LOAN (IN MILLIONS OF USD, UNLESS NOTED)	INTEREST RATE	PRINCIPAL AMOUNT OUTSTANDING AT DECEMBER 31, 2018
Loan Agreement between Dufry Finances SNC and Dufry Newark Inc.	5.9589%	0.3
Loan Agreement between Dufry Finances SNC and Dufry Newark Inc.	5.9589%	0.6
Loan Agreement between Dufry Finances SNC and Dufry Newark Inc.	5.9589%	0.8
Loan Agreement between Dufry Finances SNC and Dufry Newark Inc.	5.9589%	2.8
Loan Agreement between Dufry International and Dufry Houston DF & Retail Part.	2.7800%	3.0
Loan Agreement between Dufry Finances SNC and Hudson Group Inc.	5.9589%	5.9
Loan Agreement between Dufry Finances SNC and Hudson Group Inc.	5.9589%	7.7
Loan Agreement between Dufry Finances SNC and Hudson Group Inc.	5.9589%	16.0
Loan Agreement between Dufry Finances SNC and Hudson Group Inc.	5.9589%	21.0
Loan Agreement between Dufry Finances SNC and Dufry North America LLC	5.9589%	39.7
Loan Agreement between Dufry Finances SNC and WDFG North America LLC	5.9589%	50.0
Loan Agreement between Dufry Finances SNC and Hudson Group Inc.	5.9589%	49.4
Loan Agreement between Dufry Finances SNC and Hudson Group Inc.	5.9589%	63.2
Loan Agreement between Dufry Finances SNC and Hudson Group Inc.	5.9589%	82.3
Loan Agreement between Dufry Finances SNC and Hudson Group Inc. 1	5.9589%	102.3
Loan Agreement between Dufry Financial Services B.V. and The Nuance Group (Canada) Inc. 2
Interest-bearing portion 2	3.8900%	CAD 65.0
Non-interest bearing portion 2	–	CAD 55.7
Loan Agreement between Dufry Financial Services B.V. and Hudson Group Canada Inc.	3.6600%	CAD 14.3

1
This loan agreement has been filed as an exhibit to this annual report. All intercompany loans are on substantially the same terms, except as noted above.
2
In connection with the Reorganization Transactions, on August 1, 2017, one of our affiliates, The Nuance Group (Canada) Inc. (“Nuance Group Canada”), a member of Hudson Group, entered into a CAD$195.0 million loan agreement with another affiliate of Dufry. The loan consists of a non-interest bearing portion for CAD$130.0 million and a 3.8900 % portion for CAD$65.0 million. Nuance Group Canada repaid CAD$45.0 million of the non-interest bearing portion on August 1, 2017. The balance outstanding on the loan is CAD$150.0 million, of which CAD$65.0 million bears interest at 3.8900%.

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

Uncommitted letters of credit facilities
In addition to our debt-financing arrangements with Dufry, we have local credit facilities with each of Bank of America N. A. and Credit Agricole, which we use to obtain letters of credit. We use letters of credit to secure concession fee obligations pursuant to certain of our concession agreements. On October 30, 2014 we entered into a $45 million Amended and Restated Uncommitted Letter of Credit and Loan Facility Agreement with Bank of America N. A. (as amended, the “BofA Credit Facilities”). As of December 31, 2018, $37.1 million was outstanding (including letters of credit) and $7.9 million was available for borrowing under this facility. Direct advances under the BofA Credit Facilities bear interest at the U.S. prime rate. Letters of credit under the BofA Credit Facilities are subject to an annual fee of 0.75 % of the amount borrowed. On October 3, 2013 and subsequently amended, we entered into a $40 million Uncommitted Line of Credit Agreement with Credit Agricole Corporate and Investment Bank (as amended, the “Credit Agricole Credit Facilities”). As of December 31, 2018, $32.6 million was outstanding (including letters of credit) and $7.4 million was available for borrowing under this facility. Under the Credit Agricole Credit Facilities, we are required to pay a fee at a rate not to exceed 0.75 % of the amount borrowed. Lenders under the BofA Credit Facilities and the Credit Agricole Credit Facilities may in their discretion decline to fund our borrowing requests thereunder.

Contractual obligations and commitments

The following table presents our long-term debt obligations and operating and capital lease obligations as of December 31, 2018:

	PAYMENTS DUE BY PERIOD
IN MILLIONS OF USD	TOTAL	LESS THAN 1 YEAR	1 – 3 YEARS	4 – 5 YEARS	THEREAFTER
Long-term debt obligations 1	660.3	39.2	59.5	466.5	95.1
Operating and capital lease obligations 2	1,260.9	216.9	389.2	296.3	358.5
TOTAL	1,921.2	256.1	448.7	762.8	453.6

1
Includes aggregate principal amounts of financial debt outstanding to Dufry at December 31, 2018, and interest payable thereon.
2
Represents management estimates of future fixed MAG payments under our concession agreements as of December 31, 2018, as well as fixed storage, office and warehouse rents. For the fiscal years ended December 31, 2018, 2017, and 2016, we recorded concession fees of $423.1 million, $399.1 million and $375.3 million, respectively, of which $129.7 million, $136.7 million and $168.7 million, respectively, consisted of variable rent.

Notwithstanding the maturity date of the existing financial debt outstanding to Dufry, we intend to make repayments of $32.0 million, $67.7 million and $355.7 million within the next year, one to three year period and four to five year period, respectively.

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

Interest rate risk

We have a significant amount of interest-bearing liabilities related to our long term financing arrangements with Dufry, at a weighted average interest rate of 5.7 % as of December 31, 2018. We do not have any material floating rate financial instruments and as such are not currently exposed to significant interest rate risk.

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

Critical accounting estimates

The preparation of our financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of income, expenses, assets and liabilities at the reporting date. The key assumptions concerning the future and other key sources of estimation include uncertainties at the reporting date, which include a risk of causing a material adjustment to the carrying amounts of assets or liabilities within the next financial periods. We discuss these estimates and assumptions below. Also, see Note 2.3 “Summary of Significant Accounting Policies” to our audited Consolidated Financial Statements included elsewhere in this annual report, which presents the significant accounting policies applicable to our financial statements.

Concession rights

Concession rights identified in a business combination are measured at fair value as at the date of acquisition and amortized over the contract duration. Hudson assesses concession rights for impairment indications whenever events or circumstances indicate that the carrying amount may not be recoverable.

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

Recent accounting pronouncements

Effective for the annual period beginning January 1, 2019, the new accounting standard, IFRS 16, replaces existing guidance and eliminates the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases, and introduces a single, on-balance sheet accounting model. While we currently treat operating leases, such as concession or rental agreements, as selling expenses or general expenses, under IFRS 16 substantially all leases will become on-balance sheet right-of-use assets with corresponding lease liabilities on the statement of financial position. As a result, we will be recording the fair value of the fixed or minimum payment commitments for concessions and rents owed until the end of the respective agreement as a lease obligation, while a corresponding right-of-use asset will be capitalized in the same amount as the lease liability. We expect the adoption of IFRS 16 will materially increase the assets and liabilities on our statement of financial position and affect our results of operations. In addition, there will be presentation changes in the statement of cash flows, however there is no impact on our actual cash flows.

See Note 4 of our Consolidated Financial Statements for further details and a description of other recent accounting pronouncements.

C.
Research and development, patents and licenses, etc.
We do not conduct research and development activities.

D.
Trend information
For a discussion of Trend information, see “– A. Operating results – Principal factors affecting our results of operations,” “– A. Operating results – Results of operations” and “Item 4. Information on the Company – B. Business overview – Our strategies.”

E.
Off-balance sheet arrangements
We have no off-balance sheet arrangements that have or are materially likely to have a current or future material effect on our financial condition, changes in financial condition, sales or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.
Tabular disclosure of contractual obligations
The following table presents our long-term debt obligations and operating and capital lease obligations as of December 31, 2018:

	PAYMENTS DUE BY PERIOD
IN MILLIONS OF USD	TOTAL	LESS THAN 1 YEAR	1 – 3 YEARS	4 – 5 YEARS	THEREAFTER
Long-term debt obligations 1	660.3	39.2	59.5	466.5	95.1
Operating and capital lease obligations 2	1,260.9	216.9	389.2	296.3	358.5
TOTAL	1,921.2	256.1	448.7	762.8	453.6

1
Includes aggregate principal amounts of financial debt outstanding to Dufry at December 31, 2018, and interest payable thereon.
2
Represents management estimates of future fixed MAG payments under our concession agreements as of December 31, 2018, as well as fixed storage, office and warehouse rents. For the fiscal years ended December 31, 2018, 2017, and 2016, we recorded concession fees of $423.1 million, $399.1 million and $375.3 million, respectively, of which $129.7 million, $136.7 million and $168.7 million, respectively, consisted of variable rent.

Notwithstanding the maturity date of the existing financial debt outstanding to Dufry, we intend to make repayments of $32.0 million, $67.7 million and $355.7 million within the next year, one to three year period and four to five year period, respectively.

G.
Safe harbor
See “Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and senior management Board of directors and senior management
The following table lists each of our current executive officers and directors and their respective ages and positions as of the date of this annual report. Unless otherwise stated, the business address for our directors and executive officers is that of our principal executive offices at 4 New Square, Bedfont Lakes, Feltham, Middlesex, United Kingdom.

NAME	AGE	POSITION	INITIAL YEAR OF APPOINTMENT	DIRECTOR OF CLASS
Juan Carlos Torres Carretero	69	Chairman of the Board of Directors	2017	Class III (term expires in 2021)
Julián Díaz González	60	Deputy Chairman of the Board of Directors	2017	Class III (term expires in 2021)
James Cohen	60	Deputy Chairman of the Board of Directors	2018	Class II (term expires in 2019)
Roger Fordyce	63	Chief Executive Officer and Director	2019	Class III (term expires in 2021)
Mary J. Steele Guilfoile	64	Director	2018	Class II (term expires in 2019
Heekyung (Jo) Min	60	Director	2018	Class I (term expires in 2020)
Joaquín Moya-Angeler Cabrera	69	Director	2018	Class I (term expires in 2020)
James E. Skinner	65	Director	2018	Class II (term expires in 2019)
Eugenia M. Ulasewicz	65	Director	2018	Class I (term expires in 2020
Adrian Bartella	43	Chief Financial Officer	2017	–
Brian Quinn	60	Executive Vice President and Chief Operating Officer	2017	–
Hope Remoundos	64	Executive Vice President and Chief Marketing Officer	2017	–
Michael Mullaney	52	Executive Vice President, Corporate Strategy & Business Development	2017	–
Jordi Martin-Consuegra	46	Executive Vice President, Chief Administrative Officer and Deputy Chief Executive Officer	2018	–

The following is a brief biography of each of our directors and executive officers:

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

Julián Díaz González is the Deputy Chairman of the board of directors of the Company. He was appointed to our board of directors on September 15, 2017, and has served as a board member and the Chief Executive Officer of Dufry AG since 2004. Mr. Díaz González held various managerial and business positions at Aeroboutiques de Mexico, S.A. de C. V. and Deor, S.A. de C. V. from 1997 to 2000, and was General Manager of Latinoamericana DutyFree, S.A. de C. V. from 2000 to 2003. He holds a degree in business administration from Universidad Pontificia Comillas I.C.A.D.E., de Madrid. Mr. Díaz González also serves on the board of directors of Distribuidora Internacional de Alimentacion, S.A. (DIA).

James S. Cohen is the Deputy Chairman of the board of directors and Chairman of its Nomination and Remuneration Committee. Mr. Cohen served as a member of the board of directors of Dufry AG from 2009 to 2016. In 1980, he joined his family’s wholesale magazine distribution business, Hudson County News Company. In 1984, he founded the Hudson News travel retail business; he has been the President and Chief Executive Officer of Hudson Media Inc. since 1994. Hudson Media Inc. continues today as Hudson News Distributors, the leading magazine distributor in the Eastern United States. In addition, Mr. Cohen is the Chairman and Chief Executive Officer of Hudson Capital Properties, an owner and developer of multi-family rental properties located predominantly in the Southeastern and Midwestern United States, and serves on the board of directors of COMAG Marketing Group, LLC. Mr. Cohen holds a bachelor’s degree in economics from the Wharton School of the University of Pennsylvania.

Roger Fordyce is the Chief Executive Officer and a Director of the Company. He was appointed to our board of directors on January 10, 2019, and serves as a member of the Global Executive Committee of Dufry AG. Mr. Fordyce has served in a variety of roles at Hudson Group over the past 30 years, including as Executive Vice President and Chief Operating Officer from 2008 to 2019. Mr. Fordyce was also Senior Vice President of Operations at Hudson Group from 1996 to 2008. Previously, he was Vice President of Operations from 1992 to 1996. Prior to that, he served as District Manager overseeing operations in LaGuardia, Penn Station and Grand Central Station, which were acquired by Hudson Group in 1990. Prior to joining Hudson Group in 1988, Mr. Fordyce held positions as manager at Dobbs/ Aeroplex, WH Smith, and Greenman Bros. Mr. Fordyce received a bachelor of arts in psychology from SUNY Stony Brook in 1977.

Mary J. Steele Guilfoile is a Director of the Company and is the Chairwoman of its Audit Committee. Ms. Guilfoile is currently Chairman of MG Advisors, Inc., a privately owned financial services merger and acquisitions advisory and consulting firm, and is a Partner of The Beacon Group, LP, a private investment group. Ms. Guilfoile served as Executive Vice President and Corporate Treasurer at JPMorgan Chase & Co. and as Chief Administrative Officer of its investment bank from 2000 through 2002, and previously served as a Partner, CFO and COO of The Beacon Group, LLC, a private equity, strategic advisory and wealth management partnership, from 1996 through 2000. She has been a member of the boards of directors of C. H. Robinson Worldwide, Inc. since 2012, currently serving as a member of the audit committee, The Interpublic Group of Companies, Inc. since 2007, currently serving as the chair of the compensation and governance committees, member of the executive and corporate governance committees and Pitney Bowes Inc., since 2018, currently serving as a member of the audit and finance committees. Ms. Guilfoile holds a bachelor’s degree in accounting from Boston College Carroll School of Management and a master’s degree in business administration from Columbia Business School, and is a certified public accountant.

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

Adrian Bartella is the Chief Financial Officer. Mr. Bartella has over 13 years of international finance experience. He joined Dufry AG in 2005 and has served in various positions in its Finance, Mergers and Acquisitions and Treasury before being named Global Head of Investment Control, Mergers and Acquisitions in 2010. He has served as Chief Financial Officer of Hudson Group since 2012. Mr. Bartella holds a degree in business administration from the European University Viadrina in Frankfurt, Germany.

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

Michael Mullaney is the Executive Vice President, Corporate Strategy & Business Development. Prior to joining Hudson Group in 2004, Mr. Mullaney served as Manager in Commercial and Business Development for the Cincinnati/ Northern Kentucky International Airport. Mr. Mullaney was previously a senior consultant with Aviation Planning Associates and TransPlan, and a member of the Florida Department of Transportation’s Multimodal System Planning Bureau. Mr. Mullaney received a bachelor of science in aviation management/ flight technology from Florida Institute of Technology in 1988.

Jordi Martin-Consuegra is an Executive Vice President, Chief Administrative Officer and Deputy Chief Executive Officer. Prior to joining Hudson Group in August 2018, Mr. Martin-Consuegra served in a variety of positions for Dufry AG, including Chief Resources Director from 2017 to 2018, Global Resources Director from 2012 to 2016, Global Organization and Human Resources Director from 2009 to 2012, Global Integration Director from 2008 to 2009, and Global Information Technology Director from 2005 to 2008. Mr. Martin-Consuegra holds an Executive MBA from Instituto de Empresa, Madrid, and has also received a degree in economics from Universidad Complutense de Madrid and a Bachelor of Arts in Combined Studies from University of Wolverhampton, UK.

Board of Directors

Our bye-laws provide that our board of directors shall consist of nine directors. We have nine directors, three of whom are independent directors. A director may be removed by the shareholders, in accordance with the Company’s bye-laws. See “Item 10. Additional Information – B. Memorandum of association and bye-laws.” Our board is divided into three classes that are, as nearly as possible, of equal size. Each class of directors is elected for a three-year term of office, but the terms are staggered so that the term of only one class of directors expires at each annual general meeting.

Our board of directors established an audit committee and a nomination and remuneration committee prior to the consummation of our initial public offering.

B. Compensation

The compensation for each member of our executive management is comprised of the following elements: base salary, bonus, equity awards, contractual benefits, and pension contributions. Total amount of compensation earned and benefits in kind provided to our executive management for the fiscal year 2018 was $17.0 million, which includes compensation for Joseph DiDomizio, the former Chief Executive Officer, who left the company in January 2019. We do not currently maintain any bonus or profit-sharing plan for the benefit of the members of our executive management; however, certain members of our executive management are eligible to receive annual bonuses pursuant to the terms of their service agreements. No amount was set aside or accrued by us to provide pension, retirement or similar benefits to our executive management employees with respect to the fiscal year 2018. Total amount of compensation earned and benefits in kind provided to our non-employee directors for the fiscal year 2018 was $1.4 million.

Changes to our remuneration structure in 2018

New Restricted Share Unit award equity compensation plan

Following our initial public offering, our Board approved the Hudson Ltd. Restricted Share Unit Plan (“RSU Plan”). The principal purpose of the RSU Plan is to motivate and reward selected employees for the Company’s successful IPO of Hudson Ltd. through the granting of share-based awards. On June 28, 2018, Hudson Ltd. granted awards in the form of restricted share units (“RSUs”) pursuant to the RSU Plan to certain of its employees. The RSUs were vested at grant and, in the aggregate, represent the right to receive 526,313 Class A common shares of the Company. Hudson delivered 50 % of the award shares in February 2019 out of treasury shares and the remaining 50 % will be delivered in first quarter 2020. The Company intends to issue new shares or purchase Class A common shares in the market to settle the remaining awards under the RSU Plan.

New Long-Term Incentive and equity compensation plan

During 2018, our Board approved the Hudson Ltd. Long-Term Incentive Plan (“LTI Plan”). The principal purpose of the LTI Plan is to attract, retain and motivate selected members of senior management through the granting of share-based compensation awards. On October 31, 2018, Hudson Ltd. granted awards in the form of RSUs and Performance Share Units (“PSUs”, and together with the RSUs, the “LTIP Units”) pursuant to the LTI Plan to selected members of senior management. The LTIP Units are composed of 25% RSUs and 75% PSUs. All LTIP Units have a service-vesting requirement through May 1, 2021, subject to certain acceleration provisions for selected participants. The PSUs are also subject to performance-vesting requirements based on the Company’s achievement of sales, EBITDA and cash EPS performance metrics. At target, the LTIP Units represent the right to receive 580,599 Class A common shares of the Company in the aggregate. Hudson expects to deliver shares in connection with such vested and achieved awards in second quarter 2021.

Certain members of our senior management were granted PSU awards from Dufry in each of the years ended December 31, 2017 and 2016. Should these Dufry PSU awards vest, they will entitle the holders to receive shares of Dufry.

C. Board practices

Audit committee

The audit committee, which consists of Ms. Guilfoile, Mr. Skinner and Ms. Ulasewicz, assists the board in overseeing our accounting, financial reporting and related internal controls processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. The audit committee is also responsible for reviewing and determining whether to approve certain transactions with related parties. See “Item 7. Major Shareholders and Related Party Transactions – B. Related party transactions – Related person transaction policy.” The board of directors has determined that each of Ms. Guilfoile, Mr. Skinner and Ms. Ulasewicz qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC, and that each of Ms. Guilfoile, Mr. Skinner and Ms. Ulasewicz is independent, as independence is defined under the rules of the SEC and NYSE applicable to foreign private issuers. Ms. Guilfoile was appointed to act as chairman of our audit committee.

Nomination and remuneration committee

The nomination and remuneration committee, which consists of Mr. Torres Carretero, Mr. Díaz González, Mr. Cohen and Mr. Moya-Angeler Cabrera, assists the board in overseeing the long-term planning of appropriate appointments to the position of Chief Executive Officer, as well as establishing criteria for the selection of candidates for executive officer positions, including the position of Chief Executive Officer, and reviewing candidates to fill vacancies for executive officer positions. In addition, the nomination and remuneration committee identifies, reviews and approves corporate goals and objectives relevant to the compensation of the Chief Executive Officer and other executive officers, evaluate executive officers’ performance in light of such goals and objectives and determine each executive officer’s compensation based on such evaluation and will determine any long-term incentive component of each executive officer’s compensation. Mr. Cohen was appointed to act as chairman of our nomination and remuneration committee.

Code of business conduct and ethics

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Our code of business conduct and ethics addresses, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, company funds and assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the code of business conduct and ethics, employee misconduct, conflicts of interest or other violations. Our code of business conduct and ethics is attached as an exhibit to this annual report.

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

D. Employees

We are responsible for hiring, training and management of employees at each of our retail locations. As of December 31, 2018, we employed 10,094 people, including both full-time and part-time employees (as compared to 9,641 at December 31, 2017). Of these employees, 8,499 were full-time employees and 1,595 were part-time employees. As of December 31, 2018, 4,276 of our employees were subject to collective bargaining agreements.

E. Share ownership

As of March 7, 2019, members of our board of directors and our senior management held as a group 57,724 of our Class A common shares.

The following table shows the beneficial ownership of each member of our board of directors and senior management as of March 7, 2019.

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

SHARES BENEFICIALLY OWNED
NAME OF BENEFICIAL OWNER	CLASS A COMMON SHARES	%	CLASS B COMMON SHARES	%	PERCENTAGE OF TOTAL VOTING POWER 1
EXECUTIVE OFFICERS AND DIRECTORS: Juan Carlos Torres Carretero	–	–	–	–	–
Julián Díaz González	–	–	–	–	–
James Cohen	–	–	–	–	–
Roger Fordyce	*	*	–	–	*
Mary J. Steele Guilfoile	–	–	–	–	–
Heekyung (Jo) Min	*	*	–	–	*
Joaquín Moya-Angeler Cabrera	–	–	–	–	–
James E. Skinner	*	*	–	–	*
Eugenia M. Ulasewicz	*	*	–	–	*
Adrian Bartella	*	*	–	–	*
Brian Quinn	*	*	–	–	*
Hope Remoundos	*	*	–	–	*
Michael Mullaney	*	*	–	–	*
Jordi Martin-Consuegra	–	–	–	–	–

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

Except as indicated in footnotes to this table, the following table presents the beneficial ownership of our common shares as of March 7, 2019:

	SHARES BENEFICIALLY OWNED
NAME OF BENEFICIAL OWNER	CLASS A COMMON SHARES	%	CLASS B COMMON SHARES	%	PERCENTAGE OF TOTAL VOTING POWER 1
Dufry AG 2	-	-	53,093,315	100.00	93.1
Clearbridge Capital Management 3	3,462,846	8.79	-	-	0.6
Baron Capital Management 4	3,250,000	8.25	-	-	0.6
Brown Advisory 5	3,169,773	8.05	-	-	0.6
JPMorgan Chase & Co. 6	3,123,707	7.93	-	-	0.5
Neuberger Berman Investment Advisers, LLC 7	3,121,490	7.93	-	-	0.5

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

2
Represents Class B common shares held by Dufry International AG. For additional information relating to our controlling shareholder, see “Item 10. Additional Information – B. Memorandum of association and bye-laws” and “Item 3. Key Information – D. Risk factors”. The two-class structure of our common shares has the effect of concentrating voting control with Dufry and its affiliates. Because of its significant share ownership, Dufry exerts control over us, including with respect to our business, policies and other significant corporate decisions. This limits or precludes the ability of Class A shareholders to influence corporate matters, including the election of directors, amendments to our organizational documents and any merger, amalgamation, sale of all or substantially all of our assets or other major corporate transaction requiring shareholder approval.

3
As reported on Form 13G with the SEC on February 14, 2019. The address of Clearbridge Investments, LLC is 620 8th Avenue, New York, NY 10018.

4
As reported on Form 13G filed with the SEC on February 14, 2019, consists of Class A common shares owned by Baron Capital Group, Inc. ("BCG"), BAMCO, Inc. ("BAMCO"), Ronald Baron and Baron Small Cap Fund ("BSC"). Each of BCG, BAMCO, and Mr. Baron may be deemed to beneficially own 3,250,000 Class A common shares. BSC may be deemed to beneficially own 3,000,000 Class A common shares. The address for each of BCG, BAMCO, Mr. Baron, and BSC is 767 Fifth Avenue, 49th Floor, New York, NY 10153.

5
As reported on Form 13G filed with the SEC on February 11, 2019, consists of Class A common shares owned by Brown Advisory Incorporated ("BAI"), Brown Investment Advisory & Trust Company ("BIATC") and Brown Advisory LLC ("BALLC"). BAI may be deemed to beneficially own 3,169,773 Class A common shares, BALLC may be deemed to beneficially own 3,135,683 Class A common shares and BIATC may be deemed to beneficially own 34,090 Class A common shares. The address for each of BAI, BIATC, and BALLC is 901 South Bond Street, Suite #400, Baltimore, Maryland 21231.

6
As reported on Form 13G with the SEC on January 10, 2019. The address of JP Morgan Chase & Co is 270 Park Avenue, New York, NY 10017.

7
As reported on Form 13G filed with the SEC on February 14, 2019, consists of Class A common shares owned by Neuberger Berman Group LLC ("NBG"), Neuberger Berman Investment Advisers LLC ("NBIA"), Neuberger Berman Alternative Funds ("NBAF"), and Neuberger Berman Long Short Fund ("NBLSF"). Each of NBG and NBIA may be deemed to beneficially own 3,121,490 Class A common shares. Each of NBAF and NBLSF may be deemed to beneficially own 1,220,000 Class A common shares. The address for each of NBG, NBIA, NBAF, and NBLSF is 1290 Avenue of the Americas, New York, NY 10104.

As of March 7, 2019, we had 2 shareholders of record. One record holder, CEDE & CO., a nominee of The Depository Trust Company, was a resident of the United States, which held an aggregate of 39,417,765 of our Class A common shares, representing approximately 42.6 % of our outstanding common shares. Since some of the shares are held by nominees, the number of shareholders may not be representative of the number of beneficial owners.

B. Related party transactions

Transactions with Dufry

Supply

Dufry is one of our largest suppliers of products. In particular, Dufry is the largest supplier of products for our duty free operations, including liquors and perfumes. For the years ended December 31, 2018, 2017 and 2016, $82.5 million, $67.4 million and $64.5 million, respectively, of cost of goods sold was attributable to purchases of products from Dufry. We expect Dufry to continue to supply us with products as contemplated by the Master Relationship Agreement entered into in connection with our initial public offering. See “– Other agreements with Dufry – Master relationship agreement.”

Franchise and other services

We have historically paid a franchise fee to Dufry to license brands owned by Dufry or its subsidiaries, including the Dufry, Hudson, Nuance and World Duty Free brands, and to receive ancillary franchise services from Dufry including centralized support services, such as treasury, internal audit and other similar services. We expect Dufry or its subsidiaries to continue to license these brands to us and provide us with ancillary franchise services pursuant to the terms of the agreements entered into in connection with our initial public offering. See “– Other agreements with Dufry – Franchise agreements” and “– Other agreements with Dufry – Trademark license agreement.”

We have historically received a fee from Dufry for our provision of consultation services to Dufry to assist Dufry in store concept and design, primarily for duty-paid stores outside the continental United States and Canada and in connection with the development, enhancement, maintenance, protection and exploitation of the Hudson brand. We expect to continue to provide Dufry with consultation services pursuant to the terms of new franchise agreements, all as contemplated by the Master Relationship Agreement entered into in connection with our initial public offering. See “Other agreements with Dufry – Master relationship agreement”.

We recorded $15.2 million, $50.6 million and $50.1 million in net expenses for all such services, respectively, for the years ended December 31, 2018, 2017 and 2016.

Treasury operations

We have historically been an integral part of Dufry’s global treasury and cash management operations and we expect to continue to be an integral part of such operations. We also participate in Dufry Group’s cash pooling arrangement. See “Item 5. Operating and Financial Review and Prospects – B. Liquidity and capital resources – Dufry group cash pooling.”

At December 31, 2018, 2017 and 2016, we owed $492.6 million, $520.4 million and $475.2 million, respectively, to Dufry pursuant to long-term financial loans (excluding current portion). We were charged $30.2 million, $29.5 million and $29.1 million in each of the years ended December 31, 2018, 2017 and 2016, respectively, in interest to Dufry. The weighted-average annual interest rate on our loans from Dufry for the years ended December 31, 2018, 2017 and 2016 was 5.7%, 5.7 % and 5.9%, respectively per year. For further details, see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and capital resources – Indebtedness.”

We expect to continue to borrow from Dufry, engage in cash pooling with other Dufry entities and receive other treasury services from Dufry, in each case as contemplated by the Master Relationship Agreement entered into in connection with our initial public offering. See “– Other agreements with Dufry – Master relationship agreement.”

Other agreements with Dufry

In connection with our initial public offering, we entered into a series of agreements with Dufry. Most importantly, we entered into the following:

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

Franchise agreements
As contemplated by the Master Relationship Agreement, certain of our subsidiaries will maintain various franchise agreements with the Dufry Group. The franchise agreements provide us with access to:
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

In exchange for these access rights and support services, we pay members of the Dufry Group franchise fees, which vary depending on the trademark under which sales were made. We pay franchise fees equal to:
–
3 % of net sales for duty-free sales under the Dufry, Nuance and World Duty Free trademarks;
–
2 % of net sales for duty-free sales not under any such trademark; and
–
0.35 % of net sales for duty-paid sales.

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

Transactions with entities controlled by Mr. James Cohen

During the years ended December 31, 2018, 2017 and 2016, we paid $18.9 million, $20.7 million and $20.6 million, respectively, to Hudson News Distributors, LLC and Hudson RPM Distributors, LLC, which are entities controlled by Mr. James Cohen, for the supply of magazines and other periodicals. We do not have a long-term distribution contract with these entities, but we expect to continue purchasing magazines and other periodicals from them. Mr. Cohen is the former controlling shareholder of our business, is a current shareholder of Dufry and a member of a group of shareholders that hold or control approximately 20 % of Dufry’s issued and outstanding shares, and was a member of Dufry’s board of directors from 2009 until April 2016. Mr. Cohen is invited to attend meetings of

Dufry’s board of directors as a guest of the chairman from time to time. Mr. Cohen is a Deputy Chairman of the board of directors of the Company.

Through August 2018, we subleased to Hudson Media, Inc., a company controlled by Mr. Cohen and his family, approximately 2,000 usable square feet, and provide office services, at our offices in East Rutherford, New Jersey, pursuant to an agreement entered into between Hudson Group Holdings, Inc. and Hudson Media, Inc. prior to our acquisition by Dufry. In connection therewith, Hudson Media, Inc. paid approximately $16,800 annually in rent to us for the use of such space. In addition, Hudson Media, Inc. occupied an additional area of approximately 2,000 usable square feet at no additional charge. In August 2018, Hudson Media, Inc. vacated all such space in our offices and the sublease terminated.

In addition, in connection with the sale of their interests in our business, entities affiliated with Mr. Cohen entered into a Trademark Co-Existence Agreement (the “TCEA”) with us in 2008 (prior to Dufry’s acquisition of us later that year). The TCEA granted us the exclusive ownership of certain trademarks (Hudson News, Hudson Group, Hudson Booksellers, Hudson Group Retail Specialists, Hudson, the “Retail Marks”), which we have subsequently transferred to Dufry, and the entities affiliated with Mr. Cohen exclusive ownership of certain other marks (Hudson News Distributors, Hudson RPM Distributors, Magazine Distributors, the “Wholesale Marks”). We may not use the Wholesale Marks in connection with any distribution business, and the entities affiliated with Mr. Cohen may not use the Wholesale Marks in connection with any retail business. However, entities affiliated with Mr. Cohen may use other names and marks containing the terms “Hudson” or “Hudson News” in conjunction with the word or words “distributors,” “distribution,” “wholesale” and/ or other words that clearly identify or reference the distribution business. Each party also agreed not to apply for any related mark in the other’s sphere of operations. The term of the TCEA is indefinite and runs until terminated by mutual written agreement.

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
–
a 10 % beneficial owner of the Company’s voting securities or any immediate family member of such owner; and
–
enterprises in which a substantial interest in the voting power is owned, directly or indirectly by a person described in any of the immediately preceding four bullet points or over which such a person is able to exercise significant influence.

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

C.
Interests of experts and counsel
Not applicable.

ITEM 8. FINANCIAL INFORMATION
A. Consolidated statements and other financial information

Financial statements

See “Item 18. Financial Statements,” which contains our audited consolidated financial statements prepared in accordance with IFRS as issued by IASB.

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

A register of holders of the common shares is maintained by Conyers Corporate Services (Bermuda) Limited in Bermuda, and a branch register will be maintained in the United States by Computershare Trust Company, N. A., who serves as branch registrar and transfer agent. As of March 7, 2019, there were issued and outstanding 39,379,571 Class A common shares, par value $0.001 per share, and 53,093,315 Class B common shares, par value $0.001 per share. As of March 7, 2019, our authorized share capital consisted of 2,000,000,000 Class A common shares, par value $0.001 per share, 1,000,000,000 Class B common shares, par value $0.001 per share, and 100,000,000 undesignated preference shares, par value $0.001 per share.

Pursuant to our bye-laws, subject to any resolution of the shareholders to the contrary, our board of directors is authorized to issue any of our authorized but unissued shares. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our shares.

Common Shares

General

All of our issued and outstanding common shares are fully paid and non-assessable. Certificates representing our issued and outstanding common shares are generally not issued and legal title to our issued shares is recorded in registered form in the register of members. Our issued and outstanding common shares consist of Class A and Class B common shares. Holders of Class A and Class B common shares have the same rights other than with respect to voting and conversion rights. Holders of our common shares have no preemptive, redemption, conversion or sinking fund rights (except as described below under the heading “– Conversion”). If we issue any preference shares, the rights, preferences and privileges of holders of our Class A and Class B common shares will be subject to, and may be adversely affected by, the rights of the holders of such preference shares.

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

The quorum required for a general meeting of shareholders to consider any resolution or take any action, including with respect to any meeting convened to consider or adopt a resolution required for an amalgamation or merger of the Company, is one or more persons present and representing in person or by proxy at least 15 % of the votes eligible to be cast at any such general meeting, provided that for so long as there are any Class B common shares issued and outstanding, at least one holder of Class B common shares shall be required to be present in person or by proxy to constitute a quorum.

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

Conversion

Each Class B common share is convertible into one Class A common share at any time at the option of the holder of such Class B common share. Any Class B common shares that are converted into Class A common shares may not be reissued. The disparate voting rights of our Class B common shares will not change upon transfer unless such Class B common shares are first converted into our Class A common shares. Further, each Class B common share will automatically convert into one Class A common share upon any transfer thereof to a person or entity that is not an affiliate of the holder of such Class B common shares. Further, all of our Class B common shares will automatically convert into Class A common shares upon the date when all holders of Class B common shares together cease to hold Class B common shares representing, in the aggregate, 10 % or more of the total number of Class A and Class B common shares issued and outstanding.

Variation of rights

As a matter of Bermuda law, the holders of one class of shares may not vary the voting rights of such class of shares relative to another class of shares, without the approval of the holders of each other class of our voting shares then in issue. As such, if at any time we have more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied either: (i) with the consent in writing of the holders of a majority of the issued shares of that class; or (ii) with the sanction of a resolution passed by a majority of the votes cast at a general meeting of the relevant class of shareholders at which a quorum consisting of shareholders representing 10 % of the issued shares of the relevant class is present. In addition, as the rights attaching to any class of shares are set forth in our bye-laws, a resolution of a general meeting of the Company is required to be passed to amend the bye-laws to vary such rights. For purposes of the Class A or Class B common shares, the only rights specifically attaching to such shares that may be varied as described in this paragraph are the voting, dividend and liquidation rights.

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

Further, our Class B common shares will automatically convert into Class A common shares on the date when all holders of Class B common shares together cease to hold Class B common shares representing, in the aggregate, 10 % or more of the total number of Class A and Class B common shares issued and outstanding.

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

Our bye-laws provide that the number of shareholders necessary to nominate a director is either (i) any number of shareholders representing at least 5 % of the votes eligible to be cast at any general meeting of the Company by shareholders holding all of the issued and outstanding Class A and Class B common shares and any other shares of the Company having the right to vote; or (ii) not less than 100 shareholders of the Company. Any such eligible group of shareholders wishing to propose for election as a director someone who is not an existing director or is not proposed by our board must give notice of the intention to propose the person for election. Such notice must be given to the secretary or the chairman of the Company at any time between January 1, and March 1, of the year the general meeting to vote on such proposal will be held.

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

Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than 10 % of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Our bye-laws provide that the chairman of the board or our board of directors may convene an annual general meeting or a special general meeting. Under our bye-laws, at least fourteen days’ notice of an annual general meeting or a special general meeting must be given to each shareholder entitled to vote at such meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting by all of the shareholders entitled to attend and vote at such meeting; or (ii) in the case of a special general meeting by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95 % in nominal value of the shares entitled to vote at such meeting.

The quorum required for a general meeting of shareholders to consider any resolution or take any action, including with respect to any meeting convened to consider or adopt a resolution required for an amalgamation or merger of the Company, is one or more persons present and representing in person or by proxy common shares representing at least 15 % of the votes eligible to be cast at any such general meeting, provided that for so long as there are any Class B common shares issued and outstanding, at least one holder of Class B common shares shall be required to be present in person or by proxy to constitute a quorum.

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

Voting rights and Quorum requirements

Under Bermuda law, the voting rights of our shareholders are regulated by our bye-laws and, in certain circumstances, the Companies Act. Under our bye-laws, the quorum required for a general meeting of shareholders to consider any resolution or take any action, including with respect to any meeting convened to consider or adopt a resolution required for an amalgamation or merger of the Company, is one or more persons present and representing in person or by proxy at least 15 % of the votes eligible to be cast at any such general meeting, provided that for so long as there are any Class B common shares issued and outstanding, at least one holder of Class B common shares shall be required to be present in person or by proxy to constitute a quorum.

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

Dividend rights

Under Bermuda law, a company may not declare or pay dividends if there are reasonable grounds for believing that: (i) the company is, or after the payment of such dividends would be, unable to pay its liabilities as they become due, or (ii) the realizable value of its assets would thereby be less than its liabilities. Under our bye-laws, each Class A and Class B common share is entitled to dividends if, as and when dividends are declared by our board of directors on such classes, subject to any preferred dividend right of the holders of any preference shares. See “– Common Shares – Dividends” above.

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

Compulsory acquisition of shares held by minority holders

An acquiring party is generally able to acquire compulsorily the common shares of minority holders of a Bermuda company in the following ways:
–
By a procedure under the Companies Act known as a “scheme of arrangement.” A scheme of arrangement could be effected by obtaining the agreement of the company and of holders of common shares, representing in the aggregate a majority in number and at least 75 % in value of the common shareholders present and voting at a court ordered meeting held to consider the scheme of arrangement. The scheme of arrangement must then be sanctioned by the Bermuda Supreme Court. If a scheme of arrangement receives all necessary agreements and sanctions, upon the filing of the court order with the Registrar of Companies in Bermuda, all holders of common shares could be compelled to sell their common shares under the terms of the scheme of arrangement.
–
If the acquiring party is a company it may compulsorily acquire all the shares of the target company, by acquiring pursuant to a tender offer 90 % of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90 % or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, require by notice any nontendering shareholder to transfer its shares on the same terms as the original offer. In those circumstances, nontendering shareholders will be compelled to sell their shares unless the Supreme Court of Bermuda (on application made within a one-month period from the date of the offeror’s notice of its intention to acquire such shares) orders otherwise.
–
Where the acquiring party or parties hold not less than 95 % of the shares or a class of shares of the company, such holder(s) may, pursuant to a notice given to the remaining shareholders or class of shareholders, acquire the shares of such remaining shareholders or class of shareholders. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Supreme Court of Bermuda for an appraisal of the value of their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.

Delaware law provides that a parent corporation, by resolution of its board of directors and without any stockholder vote, may merge with any subsidiary of which it owns at least 90 % of each class of its capital stock. Upon any such merger, dissenting stockholders of the subsidiary would have appraisal rights.

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

Shareholder proposals

Under Bermuda law, shareholders may, as set forth below and at their own expense (unless the company otherwise resolves), require the company to: (i) give notice to all shareholders entitled to receive notice of the annual general meeting of any resolution that the shareholders may properly move at the next annual general meeting; and/ or (ii) circulate to all shareholders entitled to receive notice of any general meeting a statement (of not more than one thousand words) in respect of any matter referred to in the proposed resolution or any business to be conducted at such general meeting. The number of shareholders necessary for such a requisition is either: (i) any number of shareholders representing not less than 10 % of the total voting rights of all shareholders entitled to vote at the meeting to which the requisition relates; or (ii) not less than 100 shareholders.

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

Calling of special shareholders’ meetings

Under our bye-laws, a special general meeting may be called by the chairman of the board or by a majority of our board of directors. Bermuda law also provides that a special general meeting must be called upon the request of shareholders holding not less than 10 % of the paid-up capital of the company carrying the right to vote at general meetings.

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

Under Bermuda law, the holders of an aggregate of not less than 20 % in par value of a company’s issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment that alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as such holders may appoint in writing for such purpose. No application may be made by the shareholders voting in favor of the amendment.

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

C.
Material contracts
See “Item 5. Operating and Financial Review and Prospects – B. Liquidity and capital resources – Indebtedness” and “Item 7. Major Shareholders and Related Party Transactions – B. Related party transactions – Other agreements with Dufry.”

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
–
persons that own or are deemed to own ten percent or more of our shares, by vote or value; or
–
persons holding common shares in connection with a trade or business conducted outside of the United States.

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

Based on our current operations, income, assets and certain estimates and projections, including as to the relative values of our assets, we believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ending December 31, 2018 and do not expect to become a PFIC in the foreseeable future. If we were a PFIC for any year during which a U.S. Holder holds common shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds common shares, even if we ceased to meet the threshold requirements for PFIC status.

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

For further information on our market risks, please see Note 33 to our Consolidated Financial Statements.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
A.
Material modifications to instruments
Not applicable.

B.
Material modifications to rights
Not applicable.

C.
Withdrawal or substitution of assets
Not applicable.

D.
Change in trustees or paying agents
Not applicable.

E.
Use of proceeds
Not applicable.

ITEM 15. CONTROLS AND PROCEDURES
A.
Disclosure controls and procedures

As of December 31, 2018, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2018, our disclosure controls and procedures were not effective due to the material weakness in our internal control over financial reporting identified in the procure to pay process as described below and in “Item 5. Operating and Financial Review and Prospects – B. Liquidity and capital resources – Internal control over financial reporting.”

B.
Management’s annual report on internal control over financial reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with international financial reporting standards (“IFRS”). Such internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets; (ii) provide reasonable assurance (A) that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors; and (B) regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018. In making this assessment, it used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), the 2013 Framework.

Based on this evaluation, our management concluded that, as of December 31, 2018, our internal control over financial reporting was not effective due to the identified material weakness, as described below and in “Item 5. Operating and Financial Review and Prospects – B. Liquidity and capital resources – Internal control over financial reporting.” A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Management identified a material weakness in internal control over financial reporting as of December 31, 2018 over the procure to pay process and the related internal controls supporting this area. The material weakness related to issues around: (1) a lack of appropriate controls over the design and operating effectiveness of the purchasing process, including lack of proper segregation of duties; (2) a lack of formal policies and procedures related to invoice payment authorization; (3) and a lack of adequate review over certain accounts payable functions, including vendor setup and maintenance, and review and approval of invoices for payment. The material weakness did not result in a restatement of our prior year financial statements.

C.
Remediation Efforts to Address Material Weakness
To remediate the material weakness in our internal controls over financial reporting described above, we have initiated remedial measures and are taking additional measures to remediate this material weakness. First, we are continuing to roll out an enhanced purchase order process to additional key locations for merchandise purchases which are designed to ensure that (i) appropriate levels of management approve each purchase order with tiered thresholds, and (ii) duties related to the approval of purchase orders, receipt of goods, and invoices are appropriately segregated. Second, we are implementing accounts payable software designed to automate and streamline the invoice processing, review and approval workflows for merchandising and non-merchandising invoices. Third, we implemented a new invoice payment approval matrix that became operational at the end of Q4 2018, which is also integrated in the accounts payable automation software described above. Fourth, we also intend to strengthen our controls over the vendor set up and maintenance process by implementing additional controls relating to the appropriate segregation of duties between vendor set-up and invoice processing, and by requiring independent review of information entered into the accounts payable system.

D.
Attestation report of the registered public accounting firm
Not required because the Company is not an “accelerated filer” or a “large accelerated filer” as defined in 17 CFR §240.12b-2.

E.
Changes in internal control over financial reporting
We have taken various measures to remediate the previously identified material weakness reported on our Form 20-F for the period ending December 31, 2017, related to the presentation of a business combination transaction in the December 31, 2014 statement of cash flows. Such measures taken include, (1) hiring personnel with technical accounting and reporting expertise;(2) designing additional controls around identification, documentation and application of technical accounting guidance, including, additional management review controls over business combinations accounting and presentation; (3) continuing to educate review control owners regarding review procedures performed over estimates and assumptions;(4) implementation of additional supervision and review activities by qualified personnel over preparation and approval of financial statements and disclosures including the statement of cash flows; (5) and the development and use of checklists and research tools to assist in compliance with IFRS and SEC regulations.

The Company did not have specific transactions that qualified for business combination accounting during the fiscal year 2018. The remediation efforts were primarily focused on the overall strengthening of the technical accounting capabilities to facilitate the application of appropriate accounting guidance over complex accounting issues including potential business combinations. We completed the implementation of our remediation plan during the fiscal year 2018. The newly implemented controls have been operating for a sufficient period of time and were determined to be operating effectively.

As a result of the remediation activities and controls in place as of December 31, 2018 described above, we have remediated the material weakness that was disclosed in our Form 20-F for the period ending December 31, 2017.

Except as disclosed above, and, in the remediation efforts to address the material weakness over the procure to pay process, there have been no changes in internal control over financial reporting during the year ended December 31, 2018 that have materially affected, or reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table describes the amounts we incurred from Ernst & Young AG, an independent registered public accounting firm, for audit and other services performed in fiscal years 2018 and 2017.

IN MILLIONS OF USD	2018	2017
Audit fees	1.9	1.8
Audit-related fees	0.9	3.1
Tax fees	N/A	N/A
All other fees	N/A	N/A

Audit fees

Audit fees are fees billed for professional services rendered by the principal accountant for the audit of the registrant’s annual consolidated financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years. It includes the audit of our Consolidated Financial Statements other services that generally only the independent accountant reasonably can provide, such as comfort letters, statutory audits, consents and assistance with and review of documents filed with the SEC.

Audit-related fees

Audit-related fees are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our Consolidated Financial Statements and not reported under the previous category. These services would include, among others: interim reviews, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statue or regulation and consultation concerning financial accounting and reporting standards.

Tax fees

Tax fees are fees billed for professional services for tax compliance, tax advice and tax planning. There were no tax fees in 2018 or 2017.

All other fees
There were no other fees in 2018 or 2017.

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

In the event we no longer qualify as a foreign private issuer, we intend to rely on the “controlled company” exemption under the New York Stock Exchange corporate governance rules. A “controlled company” under the New York Stock Exchange corporate governance rules is a company of which more than 50 % of the voting power is held by an individual, group or another company. Our controlling shareholder controls a majority of the combined voting power of our outstanding common shares, and our controlling shareholder is able to nominate a majority of directors for election to our board of directors. Accordingly, we would be eligible to, and, in the event we no longer qualify as a foreign private issuer, we intend to, take advantage of certain exemptions under the NYSE corporate governance rules, including exemptions from the requirement that a majority of the directors on our board of directors be independent and the requirement that our nomination and remuneration committee consist entirely of independent directors.

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

ITEM 18. FINANCIAL STATEMENTS
Financial Statements are filed as part of this annual report, see pages F-1 to F-65 to this annual report.

ITEM 19. EXHIBITS
The following documents are filed as part of this annual report:

1.1	Amended and Restated Bye-laws, dated August 2, 2018 (incorporated herein by reference to Exhibit 99.2 to the Company’s Report on Form 6-K (File No. 001-38378) filed with the SEC on August 6, 2018).
1.2	Memorandum of Association (incorporated herein by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1 (File No. 333-221547) filed with the SEC on November 14, 2017).
2.1
Registration Rights Agreement between Hudson Ltd. and Dufry International AG, dated February 1, 2018 (incorporated herein by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F filed with the SEC on March 15, 2018).

4.1
Master Relationship Agreement between Dufry International AG and Hudson Ltd, dated February 1, 2018 (incorporated herein by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F filed with the SEC on March 15, 2018).

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

4.4
Hudson Trademark License Agreement between Dufry International AG and Hudson Group (HG), Inc., dated February 1, 2018 (incorporated herein by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F filed with the SEC on March 15, 2018).

4.5
Franchising Agreement between Dufry International AG and Hudson Group (HG), Inc., dated February 1, 2018 (incorporated herein by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F filed with the SEC on March 15, 2018).

8.1	List of subsidiaries.
11.1	Code of business conduct and ethics (incorporated herein by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F filed with the SEC on March 15, 2018).
12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
14.1	Consent of Ernst & Young AG.
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HUDSON LTD.

By:	/s/ Roger Fordyce
Name:	Roger Fordyce
Title:	Chief Executive Officer

By:	/s/ Adrian Bartella
Name:	Adrian Bartella
Title:	Chief Financial Officer

Date: March 14, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Hudson Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Hudson Ltd. (the Company) as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

Basel, Switzerland
March 14, 2019

HUDSON GROUP

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the years ended December 31, 2018, 2017 and 2016

IN MILLIONS OF USD (EXCEPT PER SHARE AMOUNTS)	NOTE	2018	2017	2016

Turnover	6	1,924.2	1,802.5	1,687.2
Cost of sales		(698.5)	(680.3)	(645.3)
Gross profit		1,225.7	1,122.2	1,041.9
Selling expenses	7	(445.3)	(421.2)	(395.7)
Personnel expenses	8	(411.1)	(371.3)	(337.4)
General expenses	9	(131.4)	(156.9)	(151.9)
Share of result of associates	16	0.1	(0.3)	(0.7)
Depreciation, amortization and impairment	10	(128.9)	(108.7)	(103.7)
Other operational result	11	(10.9)	(3.7)	(9.3)
Operating profit		98.2	60.1	43.2
Interest expenses	12	(31.0)	(30.2)	(29.8)
Interest income	12	2.5	1.9	2.1
Foreign exchange gain / (loss)		(0.9)	0.5	-
Profit before tax		68.8	32.3	15.5
Income tax	13	(3.0)	(42.9)	34.3
Net profit / (loss)		65.8	(10.6)	49.8

OTHER COMPREHENSIVE INCOME
Exchange differences on translating foreign operations		(20.1)	26.8	12.9
Total other comprehensive income / (loss) that may be reclassified to profit or loss in subsequent periods, net of tax		(20.1)	26.8	12.9
Total other comprehensive income / (loss), net of tax		(20.1)	26.8	12.9
Total comprehensive income / (loss), net of tax		45.7	16.2	62.7

NET PROFIT / (LOSS) ATTRIBUTABLE TO
Equity holders of the parent		29.5	(40.4)	23.5
Non-controlling interests		36.3	29.8	26.3

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO
Equity holders of the parent		9.4	(13.6)	36.4
Non-controlling interests		36.3	29.8	26.3

EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT*
Basic earnings / (loss) per share in USD	21.4	0.32	(0.44)	0.25
Diluted earnings / (loss) per share in USD	21.4	0.32	(0.44)	0.25

* For the calculation of Earnings per Share (EPS), the weighted average number of outstanding shares for 2017 and 2016 has been assumed to be equal to the shares issued for the IPO.

HUDSON GROUP

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
at December 31, 2018 and 2017

IN MILLIONS OF USD	NOTE	31.12.2018	31.12.2017
ASSETS
Property, plant and equipment	14	243.0	264.9
Intangible assets	15	301.6	354.6
Goodwill	15	315.0	331.2
Investments in associates	16	6.5	3.1
Deferred tax assets	26	83.9	90.3
Other non-current assets	17	27.4	24.9
Non-current assets		977.4	1,069.0

Inventories	18	190.7	186.0
Trade receivables	19	1.3	4.6
Other accounts receivable	20	46.8	59.4
Income tax receivables		0.8	1.4
Cash and cash equivalents		234.2	137.4
Current assets		473.8	388.8

Total assets		1,451.2	1,457.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Equity attributable to equity holders of the parent	21	552.1	493.7
Non-controlling interests	22	84.8	78.7
Total equity		636.9	572.4

Financial debt	23	492.6	520.4
Deferred tax liabilities	26	40.0	50.1
Post-employment benefit obligations	27	1.0	0.9
Non-current liabilities		533.6	571.4

Trade payables		105.5	97.1
Financial debt	23	51.4	80.7
Income tax payables		2.3	4.1
Other liabilities	25	121.5	132.1
Current liabilities		280.7	314.0

Total liabilities		814.3	885.4
Total liabilities and shareholders’ equity		1,451.2	1,457.8

HUDSON GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the years ended December 31, 2018, 2017 and 2016

2018 IN MILLIONS OF USD	NOTE	SHARE CAPITAL	TREASURY SHARES	TRANSLATION RESERVES	RETAINED EARNINGS	SHARE- HOLDERS' EQUITY	NON- CONTROLLING INTERESTS	TOTAL EQUITY
Balance at January 1*		0.1	-	20.5	473.1	493.7	78.7	572.4
Net profit / (loss)		-	-	-	29.5	29.5	36.3	65.8
Other comprehensive income / (loss)		-	-	(20.1)	-	(20.1)	-	(20.1)
Total comprehensive income / (loss) for the period		-	-	(20.1)	29.5	9.4	36.3	45.7
TRANSACTIONS WITH OR DISTRIBUTIONS TO SHAREHOLDERS
Dividends to non-controlling interests		-	-	-	-	-	(45.7)	(45.7)
Purchase of treasury shares	21.2	-	(2.0)	-	-	(2.0)	-	(2.0)
Proceeds from restructuring	1a	-	-	-	60.1	60.1	-	60.1
Transaction costs for equity instruments		-	-	-	(15.4)	(15.4)	-	(15.4)
Share-based payment transactions	21.3	-	-	-	12.7	12.7	-	12.7
Tax effect on equity transactions		-	-	-	(6.4)	(6.4)	-	(6.4)
Total transactions with or distributions to owners		-	(2.0)	-	51.0	49.0	(45.7)	3.3
CHANGES IN OWNERSHIP INTERESTS IN SUBSIDIARIES
Changes in participation of non-controlling interests	22	-	-	-	-	-	15.5	15.5
Balance at December 31		0.1	(2.0)	0.4	553.6	552.1	84.8	636.9

* Although the restructuring of Hudson took place on February 1, 2018, the respective consolidated statements of changes in equity is presented as of January 1, 2018.

HUDSON GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)
for the years ended December 31, 2018, 2017 and 2016

2017 IN MILLIONS OF USD	NOTE	SHAREHOLDERS' EQUITY	NON-CONTROLLING INTERESTS	TOTAL EQUITY
Balance at January 1		658.2	72.2	730.4
Net profit / (loss)		(40.4)	29.8	(10.6)
Other comprehensive income / (loss)		26.8	-	26.8
Total comprehensive income / (loss) for the period		(13.6)	29.8	16.2
TRANSACTIONS WITH OR DISTRIBUTIONS TO SHAREHOLDERS
Dividends to non-controlling interests		-	(34.3)	(34.3)
Common control transaction	24	(154.7)	-	(154.7)
Share-based payment transactions	21.3	4.6	-	4.6
Tax effect on equity transactions		(0.2)	-	(0.2)
Total transactions with or distributions to owners		(150.3)	(34.3)	(184.6)
CHANGES IN OWNERSHIP INTERESTS IN SUBSIDIARIES
Changes in participation of non-controlling interests	22	(0.6)	11.0	10.4
Balance at December 31		493.7	78.7	572.4

2016 IN MILLIONS OF USD	NOTE	SHAREHOLDERS' EQUITY	NON-CONTROLLING INTERESTS	TOTAL EQUITY
Balance at January 1		620.1	67.8	687.9
Net profit / (loss)		23.5	26.3	49.8
Other comprehensive income / (loss)		12.9	-	12.9
Total comprehensive income / (loss) for the period		36.4	26.3	62.7
TRANSACTIONS WITH OR DISTRIBUTIONS TO SHAREHOLDERS
Dividends to non-controlling interests		-	(27.4)	(27.4)
Share-based payment transactions	21.3	1.2	-	1.2
Tax effect on equity transactions		0.5	-	0.5
Total transactions with or distributions to owners		1.7	(27.4)	(25.7)
CHANGES IN OWNERSHIP INTERESTS IN SUBSIDIARIES
Changes in participation of non-controlling interests	22	-	5.5	5.5
Balance at December 31		658.2	72.2	730.4

HUDSON GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2018, 2017 and 2016

IN MILLIONS OF USD	NOTE	2018	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax		68.8	32.3	15.5

ADJUSTMENTS FOR
Depreciation, amortization and impairment	10	128.9	108.7	103.7
Loss / (gain) on sale of non-current assets		1.5	3.3	1.9
Increase / (decrease) in allowances and provisions		5.2	5.0	(2.0)
Loss / (gain) on foreign exchange differences		0.7	(0.5)	6.4
Other non-cash items		3.6	4.6	1.2
Share of result of associates	16	(0.1)	0.3	0.7
Interest expenses	12	31.0	30.2	29.8
Interest income	12	(2.5)	(1.9)	(2.1)
Cash flows before working capital changes		237.1	182.0	155.1

Decrease / (increase) in trade and other accounts receivable		22.8	6.2	(9.1)
Decrease / (increase) in inventories	18	(12.0)	(26.9)	(14.2)
Increase / (decrease) in trade and other accounts payable		(8.4)	(26.9)	41.3
Dividends received from associates	16	-	-	0.2
Cash generated from operations		239.5	134.4	173.3
Income taxes paid*		(6.8)	(3.6)	(3.5)
Net cash flows from operating activities		232.7	130.8	169.8

CASH FLOWS USED IN INVESTING ACTIVITIES
Purchase of property, plant and equipment	14.1	(65.1)	(79.6)	(88.3)
Purchase of intangible assets		(4.2)	(8.2)	(5.7)
Purchase of interest in associates	16	(3.3)	(1.0)	-
Proceeds from sale of property, plant and equipment		0.3	0.6	0.4
Interest received		3.2	2.1	1.2
Net cash flows used in investing activities		(69.1)	(86.1)	(92.4)

CASH FLOWS USED IN FINANCING ACTIVITIES
Proceeds from restructuring	1a	60.1	-	-
Repayment of financial debt	24	(48.3)	(28.0)	(7.3)
Repayments of / (granted) 3rd party loans receivable		1.5	(3.3)	12.8
Transaction costs paid for the listing of equity instruments		(6.3)	-	-
Dividends paid to non-controlling interests		(39.1)	(34.3)	(27.4)
Purchase of treasury shares		(2.0)	-	-
Contributions from / (purchase of) non-controlling interests		7.0	-	(0.1)
Interest paid		(37.7)	(30.2)	(29.3)
Net cash flows used in financing activities		(64.8)	(95.8)	(51.3)
Currency translation on cash		(2.0)	0.9	1.1
Increase / (decrease) in cash and cash equivalents		96.8	(50.2)	27.2

CASH AND CASH EQUIVALENTS AT THE
- beginning of the period		137.4	187.6	160.4
- end of the period		234.2	137.4	187.6

* In 2016 and 2017 the amounts for Income taxes paid only include payments made on behalf of companies in the scope of these consolidated financial statements as described in note 1.

HUDSON GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.
CORPORATE INFORMATION

Hudson Ltd. and its subsidiaries (“Hudson Group” or “Hudson”) are Travel Retailers specialized in Duty Paid and Duty Free markets operating 1,028 stores in 88 locations throughout the continental United States and Canada. The parent company is Hudson Ltd., an exempt company limited by shares incorporated in Bermuda. The registered office is at 2 Church Street, Hamilton HM11, Bermuda. Our Class A common shares began trading on the New York Stock Exchange on February 1, 2018, under the ticker symbol “HUD,” as part of the initial public offering (IPO).

Hudson Ltd. was incorporated on May 30, 2017 in Hamilton, Bermuda as a wholly owned subsidiary of Dufry International AG (Dufry), the world’s leading travel retail company which is headquartered in Basel, Switzerland. Hudson Group business comprises of legal entities and operations which were contributed to Hudson Ltd. by Dufry International AG prior to the IPO.

The financial statements for periods presented prior to the IPO were prepared as if Hudson had operated on a stand-alone basis and included the historical results of operations, financial position and cash flows of the North America Division of Dufry, derived from the consolidated financial statements and accounting records of Dufry AG. For periods prior to the IPO, the financial statements include the recognition of certain assets and liabilities that were recorded at corporate level but which were specifically identifiable or otherwise attributable to Hudson Group.

These consolidated financial statements of Hudson Ltd. are a continuation of the combined financial statements 2016 – 2017 prepared for Hudson Group.

The restructuring steps, prior to the IPO of Hudson have been:

a)
Dufry America Holding, Inc. (DAH), (an entity of Dufry’s Division North America), sold 100 % of the shares of Dufry America, Inc., Dufry Cruise Services, Inc. and International Operations and Services (USA), LLC to another entity of the Dufry Group for a net consideration of USD 60.1 million. These three subsidiaries of Dufry have not been active in the retail business in the U.S. or Canada and consequently are not reflected in the consolidated financial statements of Hudson Group, so that this disposal has been reflected in the consolidated financial statements as follows:

The net consideration received in cash was partially used to reduce financial debt and the remaining has been presented as cash. This transaction generated income tax charges at DAH of USD 9.8 million, which have been off-set against net operating losses. The consideration net of tax of USD 50.3 million is presented as reserves in equity.

b)
Dufry International AG (Switzerland) contributed 100 % of the shares of Dufry America Holding Inc., the parent entity of the Hudson Group in the continental USA and Canada, as well as 100 % of the shares of The Nuance Group (Canada) Inc., the parent entity of WDFG Vancouver LP to Hudson Ltd.

As a result, the Hudson business includes substantially all of the historical North America Division business reported by Dufry Group. The contribution of the North America Division business by Dufry to Hudson Ltd. was treated for accounting purposes as a reorganization of entities under common control. As a result, Hudson is retrospectively presenting the combined financial position and results of operations of Hudson Ltd. and its subsidiaries for all periods presented prior to the IPO. The financial statements are presented on a consolidated basis for all periods after the IPO and include the accounts of the Company and its controlled subsidiaries.

After the IPO the Dufry Group retained control of Hudson Ltd. as the shares offered through the IPO represented less than 50 % of the total in terms of shares or voting rights.

2.
ACCOUNTING POLICIES

2.1
BASIS OF PREPARATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB).

The consolidated financial statements have been prepared on the historical cost basis, except for certain financial assets, liabilities and defined benefit plan assets, that are measured at fair value, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for assets. The consolidated financial statements are presented in millions of US Dollars (USD). All values are rounded to the nearest one hundred thousand, except when indicated otherwise.

For the purpose of these consolidated financial statements, income taxes have been calculated using the separate return method.

The consolidated financial statements were authorized for public disclosure on March 5, 2019 by the board of directors of Hudson Ltd. The consolidated financial statements of Hudson Ltd. were authorized for issuance on March 14, 2019.

2.2
BASIS OF CONSOLIDATION

Subsidiaries are fully consolidated from the date of acquisition, being the date on which we obtained control, and continue to be consolidated until the date when such control is lost. An entity of Hudson Group controls another entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the other entity. All intra-group balances, transactions, unrealized gains or losses resulting from intra-group transactions and dividends are eliminated in full.

Transactions with subsidiaries of Dufry outside the scope of consolidation of Hudson Group have not been eliminated and are reported as related party transactions, refer to note 37.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

If Hudson Group loses control over a subsidiary, it:

–
derecognizes the assets (including goodwill) and liabilities of the subsidiary, derecognizes the carrying amount of any non-controlling interest as well as derecognizes the cumulative translation differences recorded in equity;
–
recognizes the fair value of the consideration received, recognizes the fair value of any investment retained as well as recognizes any surplus or deficit in the consolidated statements of comprehensive income.

For the accounting treatment of associated companies refer to note 2.3.

2.3
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Business combinations and goodwill
Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at fair value on the acquisition date and the amount of any non-controlling interest in the acquiree. For each business combination, Hudson selects whether it measures the non-controlling interests in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition related transaction costs are expensed and presented in other operational result. When Hudson acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Thereafter any change in the fair value of contingent consideration, not classified as equity, will be recognized through the consolidated statements of comprehensive income.

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

When the excess is negative, a bargain purchase gain is recognized immediately in the consolidated statements of comprehensive income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to the group of cash generating units of Hudson that is expected to benefit from the combination.

Where goodwill forms part of a group of cash-generating units and an operation within is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained, unless there are specific allocations.

b) Turnover
Turnover is comprised of sales and advertising income and is recognized from contracts with customers. Sales are measured at the fair value of the consideration received in cash or credit cards for the goods, net of sales taxes or duties. Retail sales are recognized at the time when the goods are transferred. Advertising income is recognized over time when the services have been rendered (for the adoption of IFRS 15, refer to note 2.4).

c) Cost of sales
Cost of sales are recognized when the company sells the products and comprise the purchase price and the cost incurred until the products arrived at our warehouse, i. e. import duties, transport, purchase discounts (price-offs) as well as inventory valuation adjustments and inventory losses.

d) Personnel expenses
These expenses comprise the net compensation to employees of Hudson.

e) Foreign currency translation
Each subsidiary in Hudson uses its corresponding functional currency. Items included in the financial statements of each entity are measured using that functional currency. Transactions in foreign currencies are recorded at the date of the transaction in the functional currency using the exchange rate on such date.

Monetary assets and liabilities denominated in foreign currencies are re-measured using the functional currency exchange rate at the reporting date and the difference is recorded as unrealized foreign exchange gains / losses. Deferred taxes related to unrealized FX are accounted accordingly. Non-monetary items are measured at historical cost in the respective functional currency.

At the reporting date, the assets and liabilities of all subsidiaries reporting in foreign currency are translated into the presentation currency of Hudson (USD) using the exchange rate at the reporting date. The consolidated statements of comprehensive income of the subsidiaries are translated using the average exchange rates of the respective month in which the transactions occurred. The net translation differences are recognized in other comprehensive income. On disposal of a foreign entity or when control is lost, the deferred cumulative translation difference recognized within equity relating to that particular operation is recognized in the consolidated statements of comprehensive income as gain or loss on sale of subsidiaries.

Intangible assets, goodwill and fair value adjustments identified during a business combination (purchase price allocation) are treated as assets and liabilities in the functional currency of such operation.

Principal foreign exchange rates applied for valuation and translation:

	AVERAGE RATE			CLOSING RATE
IN USD	2018	2017	2016	31.12.2018	31.12.2017	31.12.2016
1 CAD	0.7720	0.7714	0.7552	0.7333	0.7951	0.7446

f) Other operational result
The transactions included in these accounts are generally non-recurring and not related to the ongoing key business of Hudson.

g) Equity instruments
An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by Hudson are recognized at the proceeds received, net of direct transaction costs. Repurchase of Hudson’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in the consolidated statements of comprehensive income on the purchase, sale, issue or cancellation of Hudson’s own equity instruments.

h) Share capital
 Ordinary shares are classified as equity. Costs directly attributable to the issuance of shares or options are shown in the statement of changes in equity as transaction costs for equity instruments, net of tax.

For treasury shares purchased by Hudson Ltd. or any subsidiary, the consideration paid, including any directly attributable expenses, net of income taxes, is deducted from equity until the shares are cancelled, assigned or sold. Where such ordinary shares are subsequently sold, any consideration received, net of any direct transaction expenses and income taxes, is included in equity.

i) Pension and other post-employment benefit obligations
Hudson provides retirement benefits through defined contribution pension plans which are funded by regular contributions made by the employer and the employees to a third-party.

j) Share-based payments
Equity settled share based payments to employees and other third parties providing services are measured at the fair value of the equity instruments at grant date. The fair value determined at grant date of the equity-settled share-based payment is expensed on a pro rata basis over the vesting period, based on the estimated number of equity instruments that will eventually vest. At the end of each reporting period, Hudson revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in the consolidated statements of comprehensive income such that the cumulative expense reflects the revised estimate.

Where the terms of an equity settled award are modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the holder of the option as measured at the date of modification.

k) Taxation
Income tax expense represents the sum of the current income tax and deferred tax. Where the functional currency is not the local currency, the position includes the effects of foreign exchange translation on deferred tax assets or deferred tax liabilities.

Income tax positions not relating to items recognized in the consolidated statements of comprehensive income, are recognized in correlation to the underlying transaction either in other comprehensive income or equity.

Current income tax
Income tax receivables or payables are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted at the reporting date in the countries or states where Hudson operates and generates taxable income.

Income tax related to items recognized in other comprehensive income is recognized in other comprehensive income.

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

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be realized. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantially enacted at the reporting date applicable for each respective jurisdiction.

l) Property, plant and equipment
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
–
Motor vehicles the shorter of the lease term or 5 years
–
Computer hardware the shorter of the lease term or 5 years

m) Intangible assets
These assets mainly comprise of concession rights and brands. Usually these as-sets are capitalized at cost, but when identified as part of a business combination, these assets are capitalized at fair value as at the date of acquisition. The useful lives of these intangible assets are assessed to be either finite or indefinite. Following initial recognition, the cost model is applied to intangible assets. Intangible assets with finite lives are amortized over the useful economic life. Software is valued at amortized historical cost, or in case of internal developments by the sum of costs incurred and amortized over useful lives (analyzed case by case).

n) Impairment of non-financial assets
Tangible and intangible assets that are subject to depreciation and amortization are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of an asset or cash generating unit exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost of disposal or its value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows (cash generating units). Goodwill and intangible assets with indefinite useful lives are not subject to amortization and are tested annually for impairment.

o) Associates
Associates are all entities over which Hudson has significant influence but not control, generally accompanying a shareholding interest of more than 20 % of the voting rights.

Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost. The carrying amount is increased or decreased to recognize the investor’s share of the net profit and share of other comprehensive income of the investee after the date of acquisition and decreased by dividends declared. Hudson’s investment in associates includes goodwill identified on acquisition.

Hudson’s share of post-acquisition net profit and its share of post-acquisition movements in other comprehensive income are recognized in the consolidated statements of comprehensive income with a corresponding adjustment to the carrying amount of the investment. When Hudson’s share of losses in an associate equals or exceeds its interest in the associate, Hudson does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate. If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to net profit where appropriate.

Hudson determines at each reporting date whether there is any objective evidence that the investments in associates are impaired. If this is the case, Hudson calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount within the share of result of associates in the statement of comprehensive income.

Profits and losses resulting from upstream and downstream transactions between Hudson and its associate are recognized in Hudson’s financial statements only to the extent of unrelated investor’s interests in the associates. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by Hudson.

Dilution gains and losses arising in investments in associates are recognized in the consolidated statements of comprehensive income.

p) Inventories
Inventories are valued at the lower of historical cost or net realizable value. The historical costs are determined using the weighted average method. Historical cost includes expenses incurred in bringing the inventories to their present location and condition. This includes mainly import duties. Purchase discounts and rebates are deducted in determining the cost of inventories. The net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale. Inventory allowances are set up in the case of slow-moving and obsolete stock. Expired items are fully written off.

q) Trade receivables
This account includes receivables related to the sale of merchandise.

r) Cash and cash equivalents
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

s) Provisions
Provisions are recognized when Hudson has a present obligation (legal or constructive) as a result of a past event, it is probable that Hudson will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

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

Contingent liabilities acquired in a business combination
Contingent liabilities acquired in a business combination are initially measured at fair value at the acquisition date. At the end of subsequent reporting periods, such contingent liabilities are measured at the higher of the amount that would be recognized in accordance with IAS 37 Provisions, contingent liabilities and contingent assets and the amount initially recognized less cumulative amortization recognized in accordance with IFRS 15 Revenue from contracts with customers.

Lawsuits and duties
Provisions for lawsuits and duties are recognized to account for uncertainties dependent on the outcome of ongoing lawsuits.

t) Investments and other financial assets
(i) Classification
From January 1, 2018, Hudson classifies its financial assets in the following measurement categories:

–
those to be measured subsequently at fair value (through the consolidated statements of comprehensive income), and
–
those to be measured at amortized cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows. For assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income (OCI). For investments in equity instruments that are not held for trading, this will depend on whether Hudson has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI).

For assets measured at amortized cost, depreciation, amortization and loss allowances will be recorded through profit or loss.

(ii) Recognition and derecognition
Regular purchases and sales of financial assets are recognized on trade-date, the date on which Hudson commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and Hudson has transferred substantially all the risks and rewards of ownership.

(iii) Measurement
At initial recognition, Hudson measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVTPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are expensed in profit or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

Debt instruments
Subsequent measurement of debt instruments depends on Hudson’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which Hudson classifies its debt instruments:

–
Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely collections of principal and interest are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in the financial result together with foreign exchange gains and losses or interest income and expenses respectively. Impairment losses are presented in the other operational result.

–
FVOCI: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in foreign exchange gain / (loss). These financial assets are measured using the effective interest rate method.

–
FVTPL: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVTPL. A gain or loss on a debt investment that is subsequently measured at FVTPL is recognized in profit or loss and presented net within interest income / expenses in the period in which it arises.

(iv) Impairment of financial assets
From January 1, 2018, Hudson assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables and receivables for refund from suppliers and related services, Hudson applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables, see note 19 for further details.

(v) Trade, other accounts receivable and cash and cash equivalents
Trade and other receivables (including credit cards receivables, other accounts receivable, cash and cash equivalents) are measured at amortized cost using the effective interest method, less any impairment.

(vi) Accounting policies applied until December 31, 2017
Hudson has applied IFRS 9 by using the retrospective method, but has elected not to restate comparative information. As a result, the comparative information provided continues to be accounted for in accordance with Hudson’s previous accounting policy.

Classification
Until December 31, 2017, Hudson classified its financial assets in the following categories:
–
financial assets at fair value through profit or loss,

–
loans and receivables,
–
held-to-maturity investments (not applicable to Hudson at this date), and

–
available-for-sale financial assets (not applicable to Hudson at this date).

The classification depended on the purpose for which the investments were acquired. Management determined the classification of its investments at initial recognition. There were no reclassifications between categories during 2017.

Subsequent measurement
The measurement at initial recognition did not change on adoption of IFRS 9, see description above. Subsequent to the initial recognition, loans and receivables were carried at amortized cost using the effective interest method. Financial assets at FVTPL were subsequently carried at fair value. Gains or losses arising from changes in the fair value were recognized in profit or loss within the financial result. Details on how the fair value of financial instruments is determined are disclosed in note 29.

Impairment of financial assets
Hudson assessed at the end of each reporting period whether there was objective evidence that a financial asset or group of financial assets was impaired. A financial asset or a group of financial assets was impaired and impairment losses were incurred only if there was objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) had an impact on the estimated future cash flows of the financial asset or group of financial assets that could be reliably estimated.

Assets carried at amortized cost
For loans and receivables, the amount of the loss was measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that had not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset was reduced and the amount of the loss was recognized in profit or loss. If a loan had a variable interest rate, the discount rate for measuring any impairment loss was the current effective interest rate determined under the contract. As a practical expedient, Hudson could measure impairment on the basis of an instrument’s fair value using an observable market price. If, in a subsequent period, the amount of the impairment loss decreased and the decrease could be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss was recognized in profit or loss. Impairment testing of trade receivables is described in note 19.

u) Financial liabilities
i) Financial liabilities at FVTPL
These are stated at fair value, with any gains or losses arising on re-measurement recognized in the consolidated statements of comprehensive income. The net gain or loss recognized in the consolidated statements of comprehensive income incorporates any interest paid on the financial liability and is included in interest income / expenses in the consolidated statements of comprehensive income. Fair value is determined in the manner described in note 29.

ii) Other financial liabilities
Other financial liabilities (including borrowings) are subsequently measured at amortized cost using the effective interest method.

iii) Derecognition of financial liabilities
Hudson derecognizes financial liabilities only when the obligations are discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid or payable is recognized in the consolidated statements of comprehensive income.

iv) Offsetting of financial instruments
Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

2.4
CHANGES IN ACCOUNTING POLICY AND DISCLOSURES

New and amended Standards and Interpretations
The accounting policies adopted are consistent with those of the previous financial year, except for the revised Standards and the Interpretations adopted in these financial statements (effective January 1, 2018).

IFRS 9
Financial Instruments
IFRS 9 addresses the classification, measurement and derecognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets.

Phase 1: Classification and measurement – determines how financial assets and financial liabilities are accounted for and measured on an ongoing basis.

At January 1, 2018, Hudson had no financial assets classified as available for sale, held-to-maturity or at fair value through OCI (FVOCI). The financial assets and liabilities are classified as fair value through profit or loss (FVTPL) and meet the criteria for this category as these do not include any non-derivative components. Hence there have not been any change to the accounting classification for Hudson’s assets and liabilities.

Phase 2: Impairment – a new single expected loss impairment model is introduced that will require more timely recognition of expected credit losses.

The new impairment model requires the recognition of impairment provisions based on expected credit losses (ECL) rather than only incurred credit losses as was the case under the previous guidance. It applies to financial assets classified at amortized cost, debt instruments measured at FVOCI, contract assets under IFRS 15 Revenue from Contracts with Customers, lease receivables, loan commitments and certain financial guarantee contracts. Based on the assessments, no significant change in the allowances were identified, as the company has measured the credit risk in the past based on expected future losses.

Phase 3: Hedge accounting – the new model aligns the accounting treatment with risk management activities. Users of the financial statements will be provided with better information about risk management and the effect of hedge accounting on the financial statements.

Based on IFRS 9, more hedge relationships might be eligible for hedge accounting, as the standard introduces a more principles-based approach. Hudson’s current hedge relationships qualify as continuing hedges upon the adoption of IFRS 9. In addition, Hudson started to designate the intrinsic value of foreign currency option contracts as hedging instruments going forward, which until December 31, 2017 have been accounted as derivatives at FVTPL. Changes in the fair value of foreign exchange forward contracts attributable to forward points, and in the time value of the option contracts, will in this case be deferred in new costs of hedging reserve OCI. Thereafter, the deferred amounts will be recycled against the related hedged transaction when it occurs.

Hudson has not utilized hedges in relation to changes in the fair value of foreign exchange forward contracts attributable to forward points at December 31, 2017.

Hudson did not identify any cases where the new classifications and measurements of financial assets and financial liabilities as introduced by IFRS 9 had any material impact on the current consolidated financial statements. The previous valuation and presentation of hedges were aligned with the requirements of IFRS 9. Furthermore the allowances for trade receivables have not increased due to the adoption of IFRS 9.

IFRS 15
Revenue from contracts with customers
IFRS 15 addresses revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of goods or services and thus has the ability to direct the use and obtain the benefits from the goods or services.

The standard replaces IAS 18 Revenue and IAS 11 Construction Contracts and related interpretations. Hudson has analyzed the impact of the standard and has not identified any need for material changes to the revenue recognition approach.

Hudson considered the following aspects:

Turnover
Hudson Group recognizes net sales, and the related cost of goods sold, at the time when it sells and hands over directly at the stores to the traveler consumables or fashion products manufactured by third parties. The sale has to be settled in cash or credit card on delivery. Net sales are presented net of customary discounts or sales taxes. Credit card receivables have different contractual terms, but most of them are collectable within 4 days and consequently these are presented as cash equivalents. There are very limited returns of goods sold. Hudson’s advertising income results from several distinctive marketing support activities, not affecting the costs of the goods. The income is recognized over time when the advertising services have been rendered.

There has been no impact on retained earnings as of January 1, 2018 after the adoption of IFRS 15.

3.
CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

The preparation of Hudson’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of income, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the reporting date.

KEY SOURCES OF ESTIMATION UNCERTAINTY

The key assumptions concerning the future and other key sources of estimation include uncertainties at the reporting date, which may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the current financial period, are discussed below.

Impairment test of assets
Hudson annually tests for impairment goodwill and intangible assets with indefinite useful lives and assesses those tangible or intangible assets with finite lives for impairment indications or when events arise which could indicate impairment. Where required, the company performs impairment tests which are based on the discounted value models of future cash flows. The underlying calculation requires the use of estimates. The comments and assumptions used for goodwill testing are disclosed in note 15.1.

Concession rights
Concession rights acquired in a business combination are measured at fair value as at the date of acquisition. The useful lives of operating concessions are assessed to be either finite or indefinite based on individual circumstances and are considering potential extensions. The useful lives of operating concessions are reviewed annually to determine whether the useful life assessment for those concessions continues to be sustainable.

Income taxes
Hudson is subject to income taxes in the United States, United Kingdom and Canada. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax assessment is uncertain. Hudson recognizes liabilities for tax audit uncertainties based on estimates of whether additional taxes will be payable. Where the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax provisions in the period in which such assessment is made. Further details are given in notes 13 and 26.

On December 22, 2017 the United States enacted a reform of the tax legislation that, among other elements, reduces the corporate federal income tax (CIT) rate from 35 % to 21 % and imposes in addition a “base erosion and anti-abuse tax” (“BEAT”) on domestic corporations for payments done to foreign related persons in connection with tax deductible expenses. On December 13, 2018 the US tax authority issued draft regulations in relation to the new law. However, a number of uncertainties remain as to the interpretation and application of the provisions in the Tax Reform Legislation and draft regulations. In the absence of final guidance and clearer interpretation by the regulators on these issues, we used what we believe are reasonable interpretations and assumptions in interpreting and applying the tax reform legislation and draft regulations for purposes of determining our income tax payable and results of operations, which may change as we receive additional clarification and implementation guidance. It is also possible that the Internal Revenue Service could issue subsequent guidance or take positions on audit that differ from the interpretations and assumptions that we previously made, which could have a material adverse effect on our income tax liabilities, results of operations and financial condition. In addition, we may be subject to audits of our income, sales and other transaction taxes by the United Kingdom tax authorities, United States federal and state authorities and Canadian national and provincial authorities. Outcomes from these audits could have an adverse impact on our operating results and financial condition.

Deferred tax assets
Deferred tax assets are recognized for unused tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Management’s judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits. Further details are given in note 26.

Share-based payments
Hudson measures the cost of equity settled transactions with employees by reference to the fair value of the equity instruments at the grant date. Estimating such fair values requires determining the most appropriate valuation model for a grant of equity instruments, which depends on the terms and conditions of the grant, as well as the most appropriate inputs to the valuation model including the expected probability that the triggering clauses will be met. The assumptions and models used are disclosed in note 21.3.

Purchase price allocation
The determination of the fair values of the identifiable assets (especially the concession rights) and the assumed liabilities, resulting from business combinations, is based on valuation techniques such as the discounted cash flow model. Some of the inputs to this model are partially based on assumptions and judgments.

Consolidation of entities where Hudson has control, but holding only minority voting rights
Hudson effectively controls certain entities, even when it holds less than the majority of the voting rights, when it is exposed to or has the rights to variable returns from the involvements with the investee and has the ability to affect those returns through its power over the entity. These indicators are evaluated at the time of first consolidation and reviewed when there are changes in the statutes or composition of the executive board of these entities.

4.
NEW AND REVISED STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET ADOPTED / EFFECTIVE

The standards and interpretations described below are expected to have an impact on Hudson’s financial position, performance, and / or disclosures. Hudson intends to adopt these standards when they become effective.

IFRS 16 - Leases (effective January 1, 2019)
Hudson adopted the Standard as of January 1, 2019 under the modified retrospective approach.

IFRS 16 replaces IAS 17 and sets the principles for recognition, measurement, presentation of leases, and increases the disclosure requirements for lessees and lessors compared to IAS 17. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize right-of-use assets and lease liabilities for certain lease contracts.

To be considered as right-of-use asset, a lease agreement has to convey the right to control the use of an identified asset throughout the period of use in exchange for consideration the lessee has the right to obtain substantially all of the economic benefits from the use of the identified asset; and direct the use of the identified asset (i. e. direct how and for what purpose the asset is used). The lease term corresponds to the non-cancellable period of each contract, except in cases where Hudson is reasonably certain of exercising renewal options contractually foreseen. Right-of-use assets are generally capitalized at a value equivalent to the lease obligation at inception and depreciated over the useful life of the asset, except for leases with a useful life of less than 12 months and leases of low value assets.

The lease liability represents the net present value of lease payments over the lease term. The implied interest charge is presented as interest expense. Where these lease agreements do not specify a discount rate and as these subsidiaries are financed internally, Hudson uses a discount rate based on a risk free rates for the respective currency and lease terms, increased by individual company spread. The company made an assessment where the lease contains options to extend or terminate the lease. Initial direct costs for contracts signed in the past will not be recognized as part of the right-of-use asset at the date of initial application.

Short term leases with a duration of less than 12 months and low value leases, as well as those lease elements, partially or totally not complying with the principles of recognition defined by IFRS 16 will continue to be treated as operating leases i.e. recognized through the consolidated statements of comprehensive income when accrued.

The standard will mainly affect the accounting of:

a) Concession leases
Hudson enters into concession agreements with operators of airports, railway stations, etc. to operate retail stores, which in substance can be considered leases. These concession lease agreements contain complex features, which can include variable payment components (e.g. based on sales) and minimum annual guarantee payments (MAG), which can be fixed or variable depending on the contract terms. Such payment features are often determined on the basis of the individual circumstances of the parties to the contract and are unique to the particular contract. Management signs and renews a significant number of agreements every year with a typical duration of 5 to 10 years. These agreements do not contain a purchase option based on a residual value guarantee. In some cases, parts of the lease obligations are secured with bank guarantees. Hudson will capitalize all elements of these lease contracts in accordance with IFRS 16 when, at the commencement of the agreement, such commitments are fixed in the respective contractual terms or these commitments depend on an index or rate that can be estimated reliably. Payment obligations that cannot be reasonably projected, such as percentage of sales, will continue to be presented as variable lease expense. Hudson has identified a number of agreements in its portfolio which do not qualify for the principles of recognition defined by IFRS 16, i.e. they have minimum guaranteed payments based on non-predictable parameters or variables, such as actual number of passengers or a percentage of previous year’s total lease payments. Such leases will continue to be presented similar to operating lease expense.

Additionally, we have concession subleases in which we act as lessor for a portion of our leased retail space to third party operators. Generally, the term of the sublease is the same duration as the main concession agreement. Therefore, we will recognize a lease receivable related to the fixed minimum payments due from the subtenant as a reduction of the initial right-of-use asset.

b) Building leases
Rental agreements for offices or warehouse buildings will usually qualify under IFRS 16 capitalization rules.

c) Other leases
Hudson may also enter into other lease agreements for other assets, which in accordance with IFRS 16 may qualify for capitalization of leases.

On January 1, 2019, Hudson adopted IFRS 16 and recognized USD 1,067 million in right-of-use assets, USD 9 million in sublease receivables and USD 1,075 million in lease liabilities. The right-of-use asset amount includes the existing prepaid concession fees and accrued lease expense. The capitalized fixed lease payments represent approximately 50% of the expected total payments under the leases, including variable rent. Compared to IAS 17, mainly concession fees and premises expense will be reduced by USD 234 million, which will be compensated by increases in depreciation of right-of-use assets and interest expense of USD 258 million resulting in an overall negative impact on net profit of USD 19 million for the year ended 2018. The operating cash flow would have increased and the financing cash flow would decreased as the payment of the lease obligation of USD 234 million would have been classified as cash flow used in financing activities.

In 2018, Hudson recognized lease expenses of USD 423 (2017: USD 399) million as concession fees and rents (selling expenses) and USD 18 (2017: USD 15) million as premise expenses (general expenses), as well as concession fee rental income of USD 13 (2017: USD 12) million, in the consolidated statements of comprehensive income.

Unless specified in the respective contract, Hudson uses discount rates based on duration and currencies, of which the weighted average at January 1, 2019 was approximately 4.58%.

Amendments that are considered to be insignificant:

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

IFRIC Interpretation 23 - Uncertainty over Income Tax Treatments
(effective January 1, 2019)
The interpretation is to be applied to the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12.
–
An entity is required to use judgment to determine whether each tax treatment should be considered independently or whether some tax treatments should be considered together. The decision should be based on which approach provides better predictions of the resolution of the uncertainty.

–
An entity is to assume that a taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so.
–
An entity has to consider whether it is probable that the relevant authority will accept each tax treatment, or group of tax treatments, that it used or plans to use in its income tax filing. If the entity concludes that it is probable that a particular tax treatment is accepted, the entity has to determine taxable profit (tax loss), tax bases, unused tax losses, unused tax credits or tax rates consistently with the tax treatment included in its income tax filings. If the entity concludes that it is not probable that a particular tax treatment is accepted, the entity has to use the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates. The decision should be based on which method provides better predictions of the resolution of the uncertainty.

Amendments to IFRS 9 - Prepayment Features with Negative Compensation
(effective January 1, 2019)
This refers to the classification and measurement of a debt instrument if the borrower was permitted to prepay the instrument at an amount less than the unpaid principal and interest owed. The amendment to IFRS 9 enables companies to measure some prepayable financial assets at amortized cost.

Amendments to IAS 28 - Long-term interests in Associates and Joint Ventures
(effective January 1, 2019)
Clarification that IFRS 9, including its impairment requirements, applies to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture, if the equity method is not applied.

Amendments to IAS 19 - Plan Amendment, Curtailment or Settlement
(effective January 1, 2019)
–
If a plan amendment, curtailment or settlement occurs, it is now mandatory that the current service cost and the net interest for the period after the remeasurement are determined using the assumptions used for the remeasurement.
–
Clarification of the effect of a plan amendment, curtailment or settlement on the requirements regarding the asset ceiling.

Annual Improvements to IFRS Standards 2015–2017 Cycle issued December 2017
(effective January 1, 2019)

Contain the following amendments to IFRSs:
–
IFRS 3 Business Combinations and IFRS 11 Joint Arrangements

The amendments to IFRS 3 clarify that when an entity obtains control of a business that is a joint operation, it remeasures previously held interests in that business. The amendments to IFRS 11 clarify that when an entity obtains joint control of a business that is a joint operation, the entity does not remeasure previously held interests in that business.

–
IAS 12 Income Taxes
The amendments clarify that the requirements in the former paragraph 52B (to recognise the income tax consequences of dividends where the transactions or events that generated distributable profits are recognised) apply to all income tax consequences of dividends by moving the paragraph away from paragraph 52A that only deals with situations where there are different tax rates for distributed and undistributed profits.

–
IAS 23 Borrowing Costs
The amendments clarify that if any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the funds that an entity borrows generally when calculating the capitalisation rate on general borrowings.

The Conceptual Framework for Financial Reporting (effective January 1, 2020)
The revised Conceptual Framework introduces the following main improvements:

New definitions
–
Measurement

Concepts on measurement, including factors to be considered when selecting a measurement basis
–
Presentation and disclosure
Concepts on presentation and disclosure, including when to classify income and expenses in other comprehensive income
–
Derecognition
Guidance on when assets and liabilities are removed from financial statements
–
Definitions
Definitions of an asset and a liability

Updated criteria
–
Recognition criteria for including assets and liabilities in financial statements

Clarified items
Prudence, Stewardship, Measurement, Uncertainty and Substance over form

Amendments to IFRS 3 – Business Combinations (effective January 1, 2020)
The amended definition of business assists in whether an acquisition made is of a business or group of assets.

5.
SEGMENT INFORMATION

Hudson consists of one operating segment “Travel Retail Operations” for which reports are submitted to the Group Executive Committee, being the Chief Operating Decision Maker (CODM). These reports form the basis for the evaluation of performance and allocation of resources.

Hudson generates turnover from selling a wide range of products in its duty-paid or duty-free stores that are mainly located at airports, commuter terminals, hotels, landmarks or tourist destinations. Refer to note 6 for a split of net sales by product category, market sector and sales channel.

Net Sales by Country

IN MILLIONS OF USD	2018	2017	2016
US	1,523.9	1,420.9	1,359.1
Canada	356.0	339.9	291.0
Total	1,879.9	1,760.8	1,650.1

Non-Current Assets by Country
(excluding investments in associates and deferred taxes)

IN MILLIONS OF USD	31.12.2018	31.12.2017
US	511.2	558.8
Canada	375.9	416.8
Total	887.1	975.6

We refer to the annex List of subsidiaries to identify where each subsidiary operates.

6.
TURNOVER

IN MILLIONS OF USD	2018	2017	2016
Net sales	1,879.9	1,760.8	1,650.1
Advertising income	44.3	41.7	37.1
Turnover	1,924.2	1,802.5	1,687.2

NET SALES BREAKDOWN

Net sales by product category

IN MILLIONS OF USD	2018	2017	2016
Confectionery, Food and Catering	709.0	628.0	572.3
Perfumes and Cosmetics	279.0	258.4	226.3
Fashion, Leather and Baggage	231.0	220.1	183.3
Literature and Publications	166.7	175.6	192.5
Watches, Jewelry and Accessories	109.1	115.5	86.2
Electronics	94.6	87.7	78.5
Wine and Spirits	92.3	88.0	75.3
Tobacco goods	56.7	52.2	47.4
Other product categories	141.5	135.3	188.3
Total	1,879.9	1,760.8	1,650.1

Net sales by market sector

IN MILLIONS OF USD	2018	2017	2016
Duty-paid	1,431.8	1,334.4	1,284.0
Duty-free	448.1	426.4	366.1
Total	1,879.9	1,760.8	1,650.1

Net sales by channel

IN MILLIONS OF USD	2018	2017	2016
Airports	1,780.3	1,662.6	1,565.9
Downtown and hotel shops	45.8	43.1	29.5
Railway stations and other	53.8	55.1	54.7
Total	1,879.9	1,760.8	1,650.1

7.
SELLING EXPENSES

IN MILLIONS OF USD	2018	2017	2016
Concession fees and rents (note 28)	(423.1)	(399.1)	(375.3)
Credit card commissions	(33.0)	(29.0)	(27.7)
Advertising and commission expenses	(1.7)	(0.9)	(0.8)
Packaging materials	(2.2)	(2.5)	(2.3)
Other selling expenses	(3.0)	(3.3)	(3.4)
Selling expenses	(463.0)	(434.8)	(409.5)
Concession and rental income (note 28)	12.5	11.6	11.9
Commercial services and other selling income	5.2	2.0	1.9
Selling income	17.7	13.6	13.8
Total	(445.3)	(421.2)	(395.7)

8.
PERSONNEL EXPENSES

IN MILLIONS OF USD	2018	2017	2016
Salaries and wages	(329.6)	(298.4)	(270.3)
Social security expenses	(46.1)	(43.0)	(38.5)
Retirement benefits	(0.7)	(0.8)	(0.6)
Other personnel expenses	(34.7)	(29.1)	(28.0)
Total	(411.1)	(371.3)	(337.4)

Full time equivalents (FTE - unaudited)	9,372	8,894	8,485

9.
GENERAL EXPENSES

IN MILLIONS OF USD	2018	2017	2016
Franchise fees and commercial services	(29.0)	(63.2)	(62.5)
Legal, audit and other fees	(20.4)	(13.5)	(11.7)
Premises	(18.0)	(14.9)	(16.3)
Repairs, maintenance and utilities	(17.0)	(17.1)	(15.5)
Office and admin expenses	(14.4)	(16.2)	(14.6)
Travel, entertainment and representation	(11.8)	(11.7)	(11.6)
Taxes other than income taxes	(7.9)	(7.1)	(8.4)
IT expenses	(6.2)	(6.3)	(4.6)
Insurances	(4.0)	(2.2)	(2.2)
PR and advertising	(1.8)	(3.2)	(2.7)
Bank expenses	(0.9)	(1.5)	(1.8)
Total	(131.4)	(156.9)	(151.9)

10.
DEPRECIATION, AMORTIZATION AND IMPAIRMENT

IN MILLIONS OF USD	2018	2017	2016
Depreciation (note 14)	(69.2)	(64.5)	(61.4)
Impairment1 (note 14)	(14.6)	(0.2)	-
Subtotal	(83.8)	(64.7)	(61.4)
Amortization (note 15)	(45.1)	(44.0)	(42.3)
Subtotal	(45.1)	(44.0)	(42.3)
Total	(128.9)	(108.7)	(103.7)

1
In 2018, Hudson impaired fixed assets related to locations that were performing below expectations. The aggregate recoverable amount for affected locations of USD 10.0 million, was based on value in use and determined at the cash-generating unit level.

11.
OTHER OPERATIONAL RESULT

This line includes non-recurring transactions, impairments of financial assets and changes in provisions.

IN MILLIONS OF USD	2018	2017	2016
Closing or restructuring of operations	(3.5)	(2.7)	(8.3)
Litigation reserves	(2.8)	(0.5)	(0.9)
Losses on sale of non-current assets	(1.5)	(3.3)	(2.0)
Impairment of loans and other receivables	(1.3)	(0.9)	(1.4)
Project-related costs	(0.7)	(3.4)	-
Consulting fees, expenses related to projects and start-up expenses	(0.6)	(0.2)	(0.3)
Other operating expenses	(2.0)	(3.2)	(1.4)
Other operational expenses	(12.4)	(14.2)	(14.3)

IN MILLIONS OF USD	2018	2017	2016
Recovery of write offs / release of allowances / debt waiver	-	9.4	4.0
Insurance - compensation for losses	-	0.1	0.1
Gain on sale of non-current assets	-	-	0.1
Other operating income	1.5	1.0	0.8
Other operational income	1.5	10.5	5.0

IN MILLIONS OF USD	2018	2017	2016
Other operational expenses	(12.4)	(14.2)	(14.3)
Other operational income	1.5	10.5	5.0
Other operational result	(10.9)	(3.7)	(9.3)

12.
INTEREST

IN MILLIONS OF USD	2018	2017	2016
EXPENSES ON FINANCIAL LIABILITIES
Interest expense	(30.2)	(29.4)	(29.1)
Other financial expenses	(0.4)	(0.5)	(0.5)
Interest expense on financial liabilities	(30.6)	(29.9)	(29.6)
EXPENSES ON NON-FINANCIAL LIABILITIES
Interest expense	(0.4)	(0.3)	(0.2)
Total interest expense	(31.0)	(30.2)	(29.8)
INCOME ON FINANCIAL ASSETS
Interest income	2.5	1.8	2.0
Other financial income	-	0.1	0.1
Interest income on financial assets	2.5	1.9	2.1
Total interest income	2.5	1.9	2.1

13.
INCOME TAXES

INCOME TAX RECOGNIZED IN THE CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

IN MILLIONS OF USD	2018	2017	2016
Current income taxes	(9.8)	(8.5)	(8.4)
of which corresponding to the current period	(9.8)	(8.5)	(7.3)
of which adjustments recognized in relation to prior years	-	-	(1.1)
Deferred income taxes	6.8	(34.4)	42.7
of which related to the origination or reversal of temporary differences	(4.9)	5.8	10.3
of which adjustments recognized in relation to prior years1	10.7	-	32.4
of which adjustments due to change in tax rates	1.0	(40.2)	-
Total	(3.0)	(42.9)	34.3

1
In 2018, deferred income tax in relation to prior years of USD 10.7 million refers mainly to reversals of allowances on deferred tax assets in connection with US tax losses carry forward (see note 26).

IN MILLIONS OF USD	2018	2017	2016
Profit before tax	68.8	32.3	15.5
Expected tax rate in %	26.8%	35.2%	36.2%
Tax at the expected rate	(18.4)	(11.3)	(5.6)
EFFECT OF
Different tax rates for subsidiaries in other jurisdictions	0.2	0.5	(0.2)
Effect of changes in tax rates on previously recognized deferred tax assets and liabilities	1.0	(40.2)	-
Non-deductible expenses	(2.3)	0.3	(0.5)
Net change of unrealized tax losses cary forward	-	(2.0)	(4.1)
Adjustments recognized in relation to prior year1	10.7	-	31.3
Income taxed in non-controlling interest holders	9.7	11.2	10.1
Other items2	(3.9)	(1.4)	3.3
Total	(3.0)	(42.9)	34.3

1
In 2018, deferred tax income in relation to prior years of USD 10.7 million refers mainly to reversals of allowances on deferred tax assets in connection with US tax losses carry forward.
2
Other items of USD 3.9 million consist mainly of US state taxes and charges under the new BEAT regulation.

The expected corporate income tax rate in % approximates the average income tax rate of the where the Group is active, weighted by the operating profit of the respective operations. For 2018, there have been no significant changes in these income tax rates and the change in the expected tax rate is a result of the US tax reform enacted in 2017. The tax expense of  USD 3.3 million in 2018 was impacted by a tax benefit of USD 10.7 million from adjustments in relation to prior years primarily related to the release of valuation allowance against certain tax losses carry forward. This was offset by tax expense of USD 3.9 million primarily relating to the Base Erosion Anti Avoidance Tax and additional state tax liabilities. In December 2017, a significant decrease of the US federal income tax rate was enacted, applicable for the year 2018 and onwards. The reduction in the U.S. federal corporate income tax rate from 35 % to 21 % resulted in a net downward adjustment of USD 40.2 million in relation to deferred taxes in 2017.

14.
PROPERTY, PLANT AND EQUIPMENT

2018 IN MILLIONS OF USD	BUILDINGS & LEASEHOLD IMPROVEMENTS	FURNITURE FIXTURES	COMPUTER HARDWARE	VEHICLES	WORK IN PROGRESS	TOTAL
AT COST
Balance at January 1	251.2	194.3	38.9	4.1	20.1	508.6
Additions (note 14.1)	10.2	4.3	6.4	0.5	46.3	67.7
Disposals	(10.3)	(8.8)	(0.7)	(0.2)	-	(20.0)
Reclassification within classes	22.9	14.7	5.5	-	(43.1)	-
Reclassification to intangible assets	-	-	(2.1)	-	-	(2.1)
Currency translation adjustments	(3.6)	(1.0)	(0.4)	-	(1.2)	(6.2)
Balance at December 31	270.4	203.5	47.6	4.4	22.1	548.0

ACCUMULATED DEPRECIATION
Balance at January 1	(115.9)	(97.1)	(23.0)	(2.9)	-	(238.9)
Additions (note 10)	(33.4)	(28.8)	(6.6)	(0.4)	-	(69.2)
Disposals	9.3	8.2	0.6	0.2	-	18.3
Reclassification within classes	(0.6)	0.6	-	-	-	-
Currency translation adjustments	2.5	1.3	0.4	-	-	4.2
Balance at December 31	(138.1)	(115.8)	(28.6)	(3.1)	-	(285.6)

IMPAIRMENT
Balance at January 1	(3.5)	(1.3)	-	-	-	(4.8)
Impairment (note 10)	(8.0)	(6.3)	(0.3)	-	-	(14.6)
Balance at December 31	(11.5)	(7.6)	(0.3)	-	-	(19.4)

CARRYING AMOUNT
At December 31, 2018	120.8	80.1	18.7	1.3	22.1	243.0

2017 IN MILLIONS OF USD	BUILDINGS & LEASEHOLD IMPROVEMENTS	FURNITURE FIXTURES	COMPUTER HARDWARE	VEHICLES	WORK IN PROGRESS	TOTAL
AT COST
Balance at January 1	226.6	182.2	28.1	3.8	20.0	460.7
Additions (note 14.1)	13.4	8.4	6.5	0.5	47.5	76.3
Disposals	(20.8)	(10.7)	(0.5)	(0.3)	-	(32.3)
Reclassification within classes	29.3	12.7	5.6	0.1	(47.7)	-
Reclassification to intangible assets	-	-	(1.0)	-	-	(1.0)
Currency translation adjustments	2.7	1.7	0.2	-	0.3	4.9
Balance at December 31	251.2	194.3	38.9	4.1	20.1	508.6

ACCUMULATED DEPRECIATION
Balance at January 1	(98.6)	(80.5)	(18.0)	(2.7)	-	(199.8)
Additions (note 10)	(31.8)	(27.6)	(4.7)	(0.4)	-	(64.5)
Disposals	18.2	9.6	0.4	0.3	-	28.5
Reclassification within classes	(2.1)	2.6	(0.5)	-	-	-
Currency translation adjustments	(1.6)	(1.2)	(0.2)	(0.1)	-	(3.1)
Balance at December 31	(115.9)	(97.1)	(23.0)	(2.9)	-	(238.9)

IMPAIRMENT
Balance at January 1	(3.3)	(1.3)	-	-	-	(4.6)
Impairment (note 10)	(0.2)	-	-	-	-	(0.2)
Balance at December 31	(3.5)	(1.3)	-	-	-	(4.8)

CARRYING AMOUNT
At December 31, 2017	131.8	95.9	15.9	1.2	20.1	264.9

14.1
CASH FLOW USED FOR PURCHASE OF PROPERTY, PLANT AND EQUIPMENT

IN MILLIONS OF USD	2018	2017	2016
Payables for capital expenditure at the beginning of the period	(11.1)	(14.4)	(10.7)
Additions of property, plant and equipment (note 14)	(67.7)	(76.3)	(92.4)
Payables for capital expenditure at the end of the period	13.6	11.1	14.4
Currency translation adjustments	0.1	-	0.4
Total Cash Flow	(65.1)	(79.6)	(88.3)

15.
INTANGIBLE ASSETS AND GOODWILL

2018 IN MILLIONS OF USD	CONCESSION RIGHTS	OTHER	TOTAL	GOODWILL
AT COST
Balance at January 1	534.8	39.8	574.6	331.2
Additions	-	4.2	4.2	-
Disposals	(0.1)	(0.1)	(0.2)	-
Reclassification from property, plant & equipment	-	2.1	2.1	-
Currency translation adjustments	(18.6)	-	(18.6)	(16.2)
Balance at December 31	516.1	46.0	562.1	315.0

ACCUMULATED DEPRECIATION
Balance at January 1	(188.9)	(31.1)	(220.0)	-
Additions (note 10)	(39.3)	(5.8)	(45.1)	-
Currency translation adjustments	4.5	0.1	4.6	-
Balance at December 31	(223.7)	(36.8)	(260.5)	-

CARRYING AMOUNT
At December 31, 2018	292.4	9.2	301.6	315.0

2017 IN MILLIONS OF USD	CONCESSION RIGHTS	OTHER	TOTAL	GOODWILL
AT COST
Balance at January 1	514.1	36.7	550.8	317.9
Additions	2.7	5.5	8.2	-
Reclassification from property, plant & equipment	-	1.0	1.0	-
Currency translation adjustments	18.0	(3.4)	14.6	13.3
Balance at December 31	534.8	39.8	574.6	331.2

ACCUMULATED DEPRECIATION
Balance at January 1	(148.1)	(29.4)	(177.5)	-
Additions (note 10)	(39.2)	(4.8)	(44.0)	-
Currency translation adjustments	(1.6)	3.1	1.5	-
Balance at December 31	(188.9)	(31.1)	(220.0)	-

CARRYING AMOUNT
At December 31, 2017	345.9	8.7	354.6	331.2

15.1
IMPAIRMENT TEST

Goodwill is subject to impairment testing each year. Concession rights with finite useful lives are tested for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable.

15.1.1
Impairment test of goodwill

For the purpose of impairment testing, goodwill recognized from business combinations has been allocated to a group of cash generating units (CGUs) which represents Hudson Group’s only operating segment “Travel Retail Operations” and amounts to USD 315.0 million.

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

The key assumptions (in %) used for determining the recoverable amounts of goodwill in Hudson Group are:

POST TAX DISCOUNT RATES		PRE TAX DISCOUNT RATES		GROWTH RATES FOR NET SALES
2018	2017	2018	2017	2018	2017
7.58	7.27	9.39	8.79	2.9-3.6	4.3-5.6

As basis for the calculation of these discount rates, the Group uses the weighted average cost of capital, based on risk free interest rates derived from the past 5 year average of prime 10-year USD bonds rates: 2.18% (2017: 2.23%).

For the calculation of the discount rates and WACC (weighted average cost of capital), the Group used the following re-levered beta:

	2018	2017
Beta factor	0.82	0.85

15.1.2
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

Growth rates used to extrapolate
For the period after 5 years, Hudson has used a growth rate of 1.0% (2017: 2.0%) to extrapolate the cash flow projections.

Gross margins
The expected gross margins are based on average product assortment values estimated by the management for the budget 2019. These values are maintained over the planning period or where specific actions are planned and have been increased or decreased by up to 1 % over the 5 year planning horizon compared to the historical data. The gross margin is also affected by supplier’s prices. Estimates are obtained from global negotiations held with the main suppliers for the products and countries for which products are sourced, as well as data relating to specific commodities during the months before the budget.

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
–
For the equity part, a 5 % equity risk premium is added to the base rate commented above and adjusted by beta peer group.

The same methodology is used by the management to determine the discount rate used in discounted cash flow (DCF) valuations, which are a key instrument to assess business potential of new or additional investment proposals.

Sensitivity to changes in assumptions
Management believes that any reasonably possible change (+ / - 1%) in the key assumptions, on which the recoverable amounts are based, would not cause the respective recoverable amount to fall below the carrying amount.

16.
INVESTMENTS IN ASSOCIATES

This includes Nuance Group (Chicago) LLC which operates four duty-free stores at O’Hare International Airport of Chicago in Illinois, USA, and Midway Partnership LLC operating duty paid stores at Chicago Midway International Airport.

Both investments are accounted for using the equity method.

Summarized statement of financial position

IN MILLIONS OF USD	31.12.2018 NUANCE GROUP (CHICAGO) LLC	31.12.2018 MIDWAY PARTNERSHIP LLC	31.12.2018 TOTAL	31.12.2017 NUANCE GROUP (CHICAGO) LLC	31.12.2017 MIDWAY PARTNERSHIP LLC	31.12.2017 TOTAL
Cash and cash equivalents	1.1	1.9	3.0	2.6	1.4	4.0
Other current assets	4.6	3.1	7.7	4.0	2.7	6.7
Non-current assets	2.8	7.2	7.3	3.0	1.0	4.0
Other current liabilities	(3.9)	(2.4)	(3.6)	(3.9)	(2.9)	(6.8)
Net assets	4.6	9.8	14.4	5.7	2.2	7.9
Proportion of Hudson’s ownership	35.0%	50.0%		35.0%	50.0%
Hudson’s share of the equity	1.6	4.9	6.5	2.0	1.1	3.1

Summarized statement of comprehensive income

2018 IN MILLIONS OF USD	NUANCE GROUP (CHICAGO) LLC	MIDWAY PARTNERSHIP LLC	TOTAL
Turnover	19.6	21.7	41.3
Depreciation, amortization and impairment	(0.1)	-	(0.1)
Net profit for the year	(1.0)	0.9	(0.1)
Total comprehensive income	(1.0)	0.9	(0.1)
HUDSON'S SHARE IN PERCENTAGE	35.0	50.0
Net profit for the year	(0.4)	0.5	0.1
Total comprehensive income	(0.4)	0.5	0.1

2017 IN MILLIONS OF USD	NUANCE GROUP (CHICAGO) LLC	MIDWAY PARTNERSHIP LLC	TOTAL
Turnover	18.7	15.1	33.8
Depreciation, amortization and impairment	(0.1)	-	(0.1)
Net profit for the year	(1.0)	0.2	(0.8)
Total comprehensive income	(1.0)	0.2	(0.8)
HUDSON'S SHARE IN PERCENTAGE	35.0	50.0
Net profit for the year	(0.4)	0.1	(0.3)
Total comprehensive income	(0.4)	0.1	(0.3)

2016 IN MILLIONS OF USD	NUANCE GROUP (CHICAGO) LLC	MIDWAY PARTNERSHIP LLC	TOTAL
Turnover	20.0	-	20.0
Depreciation, amortization and impairment	(0.1)	-	(0.1)
Net profit for the year	(2.1)	-	(2.1)
Total comprehensive income	(2.1)	-	(2.1)
HUDSON'S SHARE IN PERCENTAGE	35.0
Net profit for the year	(0.7)	-	(0.7)
Total comprehensive income	(0.7)	-	(0.7)

The information above reflects the amounts presented in the financial statements of the associates (other than Hudson’s share of amounts) adjusted for differences in accounting policies between the associates and Hudson.

Reconciliation of the carrying amount of investments

IN MILLIONS OF USD	NUANCE GROUP (CHICAGO) LLC	MIDWAY PARTNERSHIP LLC	TOTAL
Net profit	(0.7)	-	(0.7)
Dividends received	(0.2)	-	(0.2)
Carrying value at December 31, 2016	2.4	-	2.4

Contribution to new partnership	-	1.0	1.0
Net profit	(0.4)	0.1	(0.3)
Carrying value at December 31, 2017	2.0	1.1	3.1

Additions	-	3.3	3.3
Net profit	(0.4)	0.5	0.1
Carrying value at December 31, 2018	1.6	4.9	6.5

17.
OTHER NON-CURRENT ASSETS

IN MILLIONS OF USD	31.12.2018	31.12.2017
Loans and contractual receivables	27.0	24.4
Guarantee deposits	3.4	2.5
Other	0.1	0.1
Subtotal	30.5	27.0
Allowances	(3.1)	(2.1)
Total	27.4	24.9

MOVEMENT IN ALLOWANCES

IN MILLIONS OF USD	2018	2017
Balance at January 1	(2.1)	(3.8)
Creation	(2.7)	(0.3)
Utilization	1.7	2.0
Balance at December 31	(3.1)	(2.1)

18.
INVENTORIES

IN MILLIONS OF USD	31.12.2018	31.12.2017
Purchased inventories at cost	198.4	192.4
Inventory allowance	(7.7)	(6.4)
Total	190.7	186.0

CASH FLOWS USED FOR INCREASE / FROM DECREASE IN INVENTORIES

IN MILLIONS OF USD	2018	2017	2016
Balance at January 1	192.4	171.7	155.4
Balance at December 31	198.4	192.4	171.7
Gross change - at cost	(6.0)	(20.7)	(16.3)
Utilization of allowances (in 2016: other cash flow effects)	(1.4)	(8.9)	0.5
Currency translation adjustments	(4.6)	2.7	1.6
Cash Flow – (Increase) /decrease in inventories	(12.0)	(26.9)	(14.2)

Cost of sales includes inventories written down to net realizable value and inventory losses of USD 6.8 (2017: USD 8.5) million.

19.
TRADE RECEIVABLES

IN MILLIONS OF USD	31.12.2018	31.12.2017
Trade receivables, gross	1.3	5.3
Allowances	-	(0.7)
Trade receivables, net	1.3	4.6

AGING ANALYSIS OF TRADE RECEIVABLES

IN MILLIONS OF USD	31.12.2018	31.12.2017
Not due	0.7	0.7

OVERDUE
Up to 30 days	0.3	0.6
31 to 60 days	0.2	-
61 to 90 days	-	0.8
More than 90 days	0.1	3.2
Total overdue	0.6	4.6
Trade receivables, gross	1.3	5.3

MOVEMENT IN ALLOWANCES

IN MILLIONS OF USD	2018	2017
Balance at January 1	(0.7)	(0.2)
Creation	-	(0.4)
Release	0.6	-
Currency translation adjustments	0.1	(0.1)
Balance at December 31	-	(0.7)

20.
OTHER ACCOUNTS RECEIVABLE

IN MILLIONS OF USD	31.12.2018	31.12.2017
Receivables for refund from suppliers and related services	18.1	32.1
Loans receivable	4.0	4.8
Receivables from subtenants and business partners	1.4	1.2
Personnel receivables	0.4	1.3
Accounts receivables	23.9	39.4
Prepayments for concession fees and rents	5.9	8.0
Prepayments of sales and other taxes	2.4	1.5
Prepayments, other	1.7	1.1
Prepayments	10.0	10.6
Guarantee deposits	0.2	0.2
Other	13.3	9.2
Other receivables	13.5	9.4
Total	47.4	59.4
Allowances	(0.6)	-
Total	46.8	59.4

MOVEMENT IN ALLOWANCES

IN MILLIONS OF USD	2018	2017
Balance at January 1	-	(1.5)
Creation	(0.6)	-
Utilized	-	1.5
Balance at December 31	(0.6)	-

21.
EQUITY

IN MILLIONS OF USD	31.12.2018	31.12.2017
Share capital	0.1	0.1

21.1
INITIAL PUBLIC OFFERING (IPO)

On January 31, 2018, Hudson Ltd issued 92,511,080 common shares with a par value of USD 0.001 each which are fully paid by Dufry International AG. Holders of Class A and Class B common shares have the same rights other than with respect to voting and conversion rights. Each Class A common share entitles to one vote and each Class B common share entitles to 10 votes. Class B common shares are convertible into one Class A common share at the option of the holder of such Class B common share holder. Holders of our common shares have no preemptive, redemption, conversion or sinking fund rights.

Simultaneously, the secondary IPO took place in which our main shareholder, Dufry International AG, offered 39,417,765 Class A common shares of Hudson Ltd., or approximately 42.6 % of the total outstanding Class A and Class B common shares, at a public offering price of USD 19.00 per share, adding up to total consideration received by Dufry International AG of USD 714.4 million after underwriting discounts and commissions, but before other expenses.

The following table reflects the issued shares as of December 31, 2018.

IN MILLIONS OF USD	NUMBER OF SHARES1	SHARE CAPITAL
Class A common shares	39,417,765	-
Class B common shares	53,093,315	0.1
Balance at December 31, 2018	92,511,080	0.1

1
Class A and B common shares are equally eligible for dividend payments.

21.2
TREASURY SHARES

Treasury shares are valued at historical cost.
		TOTAL EQUITY
	NUMBER OF CLASS A COMMON SHARES	IN MILLIONS OF USD
Balance at January 1, 2018	-	-
Share purchases	(125,000)	(2.0)
Balance at December 31, 2018	(125,000)	(2.0)

21.3
SHARE-BASED PAYMENTS

SHARE PLAN OF HUDSON LTD.

On June 28, 2018, Hudson Ltd. granted an IPO-award in the form of restricted share units (RSU’s) to selected members of management. The IPO-award consists of 526,313 RSU’s in total. One RSU gives the holder the right to receive free of charge one Hudson Ltd. Class A common share. At grant date, the fair value of one RSU award represented the market value for one Hudson Ltd. share at that date, i.e. USD 17.39. The RSUs were vested on the grant date and will be settled 50 % in first quarter 2019 and 50 % in first quarter 2020. Hudson expects to settle such awards by purchasing Class A common shares in the market or by issuing new shares. Hudson recognized the USD 9.2 million expenses related to this award through shareholders’ equity as these incentives were provided in connection with the successful listing of Hudson Ltd. As of December 31, 2018, no IPO-award forfeited, therefore 526,313 RSU awards remain outstanding.

On October 31, 2018, Hudson Ltd. granted to selected members of its senior management the Hudson LTI Plan award 2018 consisting of 435,449 performance share units (PSU’s) and 145,150 RSU’s. The plan has a contractual life of 30 months and will vest on May 1, 2021. At grant date the fair value of one PSU or RSU award 2018 represents the market value for one Hudson share at that date, i.e. USD 21.14, adjusted by the probability that participants comply with the ongoing contractual relationship clauses. As of December 31, 2018, no PSU or RSU Hudson award 2018 forfeited, so that all 435,449 PSU’s and 145,150 RSU's Hudson awards 2018 remain outstanding.

The holders of each PSU award 2018 will have the right to receive free of charge up to two Hudson Ltd. Class A common shares based on the cumulative results achieved by Hudson over a three year period on three performance metrics (PM) against the respective targets (target weight - name - value) and thus as follows: 30 % on Sales of USD 5,828 million, 30 % on Adjusted EBITDA of USD 708 million and 40 % on Cash EPS of USD 2.22. Whereby the PM Cash EPS equals the basic Earnings per Share adjusted for amortization of intangible assets identified during business combinations and other effects. If at vesting the effective cumulative PM are at target level, each PSU grants one share. If a cumulative PM is at 150  % of the target (maximum threshold) or above, each PSU will grant at vesting the specific PM weight of two shares, and if a PM is at 50  % of the PM target (minimum threshold) or below, no share will be granted at vesting. If a PM is between 50  % and 150 % of the target, the pay-out ratio will be allocated on a linear basis. Finally the number of shares granted for each PSU will be the sum of the three pay-out ratios. Additionally, the allocation of shares is subject to an ongoing contractual relationship of the participant with Hudson throughout the vesting period. Holders of PSU are not entitled to vote or receive dividends, like shareholders do. The plans consider different rights in case of early termination.

The holders of one RSU award 2018 will have the right to receive free of charge one Hudson share subject to an ongoing contractual relationship with Hudson throughout the vesting period (award 2018 until May 1, 2021). Holders of these rights are not entitled to vote or receive dividends, like shareholders do. The plan considers different rights in case of early termination.

SHARE PLAN OF DUFRY AG

On December1, 2017, Dufry granted to the members of the Group Executive Committee (GEC) and selected members of the senior management, including Hudson management, the award 2017, which among others, assigned 24,474 PSU's to Hudson employees. The PSU award 2017 has a contractual life of 29 months and will vest on May 4, 2020. At grant date the fair value of one PSU award 2017 represented the market value of one Dufry share at that date, i. e. USD 143.36 (CHF 140.69), adjusted by the probability that participants comply with the ongoing contractual relationship clause. As of December 31, 2018, no PSU award 2017 forfeited, so that 24,474 PSU award 2017 remained outstanding.

Holders of one PSU award 2017 will have the right to receive free of charge up to two Dufry shares depending on the effective cumulative amount of cash earnings per share (Cash EPS) reached by Dufry during the grant year of award and the following two years compared with the target (2017: USD 26.46 / CHF 25.97). The Cash EPS equals the basic Earnings per Share adjusted for amortization of intangible assets identified during business combinations and non-recurring effects. If at vesting the cumulative adjusted Cash EPS is at target level, each PSU grants one share. If the cumulative adjusted Cash EPS is at 150 % of the target (maximum threshold) or above, each PSU grants one and a half shares at vesting, and if the adjusted Cash EPS is at 50 % of the target (minimum threshold) or below, no share will be granted at vesting. If the adjusted Cash EPS is between 50 % and 150  % of the target, the number of shares granted for each PSU will be allocated on a linear basis. Additionally, the allocation of shares is subject to an ongoing contractual relationship of the participant with Dufry throughout the vesting period. Holders of PSU are not entitled to vote or receive dividends, like shareholders do.

On May 3, 2018, the PSU award 2015 vested and Dufry assigned and delivered free of charge 21,034 Dufry shares to the Hudson holders of these certificates. The performance of the PSU award 2015 was measured against the target Cash EPS of USD 24.88 (CHF 24.42) and achieved a pay-out ratio of 0.926 Dufry shares per PSU award 2015, i.e. a total of 21,034 shares.

Holders of 82,536 RSU awards 2016 will have the right to receive free of charge one Dufry share subject to an ongoing contractual relationship with Dufry (and Hudson) throughout the vesting period (award 2016 until January 1, 2019). Holders of these rights are not entitled to vote or receive dividends, like shareholders do.

Dufry has granted to selected members of the senior management the award 2016, which among others assigned 27,399 PSU units to Hudson employees. The PSU award 2016 has a contractual life of 30 months and will vest on May 2, 2019. The performance of the PSU award 2016 was measured against the target Cash EPS of USD 25.06 (CHF 24.59), whereby the group achieved over the three-year period 2016-2018 a Cash EPS of USD 25.19 (CHF 24.72) so that in May 2019 the PSU award 2016 will vest and Dufry will assign 1,010 Dufry shares per PSU award 2016 to Hudson’s PSU holders, i.e. a total of 27,672 shares.

In 2018, Hudson recognized through profit and loss all these share-based plan expenses for a total of USD 6.2 (2017: USD 4.6, 2016: USD 1.2) million.

21.4
EARNINGS PER SHARE

21.4.1
Earnings per share attributable to equity holders of the parent

Basic
Basic earnings per share are calculated by dividing the net profit attributable to equity holders of the parent by the weighted average number of shares outstanding during the year.

IN MILLIONS OF USD / QUANTITY	2018	2017	2016
Net profit attributable to equity holders of the parent	29.5	(40.4)	23.5
Weighted average number of ordinary shares outstanding	92,509,779	92,511,080	92,511,080
Basic earnings per share in USD	0.32	(0.44)	0.25

Diluted
Diluted earnings per share are calculated by dividing the net profit attributable to equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

IN MILLIONS OF USD / QUANTITY	2018	2017	2016
Net profit attributable to equity holders of the parent	29.5	(40.4)	23.5
Weighted average number of ordinary shares outstanding	93,181,243	92,511,080	92,511,080
Diluted earnings per share in USD	0.32	(0.44)	0.25

21.4.2
Weighted average number of ordinary shares

QUANTITY	2018	2017
Outstanding shares	92,511,080	92,511,080
Less treasury shares	(1,301)	-
Used for calculation of basic earnings per share	92,509,779	92,511,080

EFFECT OF DILUTION
Share plans	671,464	-
Used for calculation of diluted earnings per share	93,181,243	92,511,080

22.
BREAKDOWN OF TRANSACTIONS

WITH NON-CONTROLLING INTERESTS

The following table reflects the share of non-controlling interests in the increase of share capital of the subsidiaries:

IN MILLIONS OF USD	2018	2017
AMS of South Florida JV	6.9	-
HG Logan Retailers JV	1.6	-
Hudson-Kellee JFK 7 JV	0.9	-
Seattle Air Ventures	0.8	-
Increase in share capital of other subsidiaries	5.3	11.0
Total	15.5	11.0

22.1
INFORMATION ON COMPANIES WITH NON-CONTROLLING INTERESTS

The non-controlling interests (NCI) comprise the portions in equity and net profit in 86 (Dec. 2018) subsidiaries that are not fully owned by the Group.

The list of subsidiaries (refer to the last note of these consolidated financial statements) provides the following information of most important subsidiaries with or without NCI's: name, principal place of business by country, the proportion of ownership hold by the Group and the total share capital (if applicable).

Our non-controlling interests consist of partners in either common law partnerships or LLC's (collectively, “NCI's”). Our partners own percentages of the NCI's are therefore entitled to distributions of net profit. While there is some variation among our agreements, it is generally the case that the Executive Management Committee, controlled by Hudson's majority of representatives, is obligated to distribute, each quarter, the excess of an appropriate reserve reasonably determined by the committee to be necessary to meet the current and anticipated needs of the NCI's. Such distributions are allocated among the partners, Hudson included, based on each partner's percentage interest in the NCI. Distributions are discretionary only to the extent that reserves are reasonably required as above stated.

Each of the NCI's is treated as a separate operating entity and each has its own revenues and expenses. No expenses of Hudson are shared with any NCI but Hudson does receive payments for “back office” services (financial, legal, HR, IT, etc.) that are provided to the NCI's by Hudson in amounts typically calculated as a percentage of the gross revenues of the NCI's. These amounts are stated in each NCI agreement and vary by agreement. They are established at the time of agreement by calculating the internal cost for the services as a percentage of Hudson's gross revenues and that percentage of the NCI's gross revenue is inserted in the NCI agreement as Hudson's compensation. Such payments are fees for services and not shared expenses.

In addition to the above, Hudson receives occasional, specific reimbursement for certain special services rendered and / or payroll spent on specific projects, including store openings. Large numbers of Hudson personnel are made available to NCI's in order to complete tasks in a mandated time frame that would be impossible to meet with the NCI's own employees.

With the exception of the one presented in the following tables, none of the subsidiaries have non-controlling interests that represents a material part of the NCI’s of the Group.

Summarized statement of comprehensive income

IN MILLIONS OF USD	2018	2017	2016
Hudson Las Vegas JV
Turnover	70.8	67.1	64.6
Depreciation, amortization and impairment	(1.7)	(1.3)	(1.4)
Net profit for the year	12.4	10.9	9.6
Non-controlling interest	27%	27%	27%
Non-controlling interest share of the net profit Hudson Las Vegas	3.3	2.9	2.6

Non-controlling interests in other subsidiaries	33.0	26.9	23.7
Total comprehensive income attributable to NCI	36.3	29.8	26.3

Summarized statement of financial position

IN MILLIONS OF USD	31.12.2018	31.12.2017	31.12.2016
Hudson Las Vegas JV
Cash and cash equivalents	6.6	5.2	4.1
Other current assets	7.4	7.2	8.0
Non-current assets	9.6	9.4	8.9
Other current liabilities	(4.0)	(3.5)	(3.5)
Net assets	19.6	18.3	17.5
Non-controlling interest	27%	27%	27%
Non-controlling interest share of the equity Hudson Las Vegas	5.3	4.9	4.7

Non-controlling interests in other subsidiaries	79.5	73.8	67.5
Total net assets attributable to NCI	84.8	78.7	72.2

23.
FINANCIAL DEBT

IN MILLIONS OF USD	31.12.2018	31.12.2017
Loans payable, related parties, short-term	51.4	80.7
Loans payable, related parties, long-term	492.6	520.4
Total	544.0	601.1

The loans payable received from related parties (refer to note 37) are denominated in USD or CAD. The weighted average interest rate for USD loans in 2018 was 5.9% (2017: 5.9%). The interest rate for CAD loans in 2018 was 2.3% (2017: 3.9%).

DETAILED CREDIT FACILITIES

Dufry negotiates and manages bank key credit facilities centrally and then provides group internal financing to its subsidiaries. Credit lines for guarantees are kept at local level. Hudson’s guarantee lines are with Credit Agricole and Bank of America.

24.
NET DEBT

2018 IN MILLIONS OF USD	CASH AND CASH EQUIVALENTS	FINANCIAL DEBT CURRENT	FINANCIAL DEBT NON-CURRENT	NET DEBT
Balance at January 1	137.4	80.7	520.4	463.7
Cash flows from / (used in) operating, financing and investing activities	98.8	-	-	(98.8)
Repayment of financial debt	-	(24.6)	(23.7)	(48.3)
Cash flow	98.8	(24.6)	(23.7)	(147.1)
Currency translation adjustments	(2.0)	(4.7)	(4.1)	(6.8)
Non-cash movements	(2.0)	(4.7)	(4.1)	(6.8)
Balance at December 31	234.2	51.4	492.6	309.8

2017 IN MILLIONS OF USD	CASH AND CASH EQUIVALENTS	FINANCIAL DEBT CURRENT	FINANCIAL DEBT NON-CURRENT	NET DEBT
Balance at January 1	187.6	1.5	475.2	289.1
Cash flows from / (used in) operating, financing and investing activities	(51.1)	-	-	51.1
Repayment of financial debt	-	(21.5)	(6.5)	(28.0)
Loan from common control transaction	-	103.1	51.6	154.7
Cash flow	(51.1)	81.6	45.1	177.8
Currency translation adjustments	0.9	(2.4)	0.1	(3.2)
Non-cash movements	0.9	(2.4)	0.1	(3.2)
Balance at December 31	137.4	80.7	520.4	463.7

2016 IN MILLIONS OF USD	CASH AND CASH EQUIVALENTS	FINANCIAL DEBT CURRENT	FINANCIAL DEBT NON-CURRENT	NET DEBT
Balance at January 1	160.4	0.9	483.1	323.6
Cash flows from / (used in) operating, financing and investing activities	26.1	-	-	(26.1)
Repayment of financial debt	-	-	(7.3)	(7.3)
Cash flow	26.1	(0.0)	(7.3)	(33.4)
Currency translation adjustments	1.1	0.6	(0.6)	(1.1)
Non-cash movements	1.1	0.6	(0.6)	(1.1)
Balance at December 31	187.6	1.5	475.2	289.1

25.
OTHER LIABILITIES

IN MILLIONS OF USD	31.12.2018	31.12.2017
Personnel payables	42.1	38.8
Other service related vendors	15.6	23.3
Concession fee payables	15.1	12.8
Payables for capital expenditure	13.6	11.1
Sales tax and other tax liabilities	11.2	11.9
Insurances	4.3	3.8
Accrued liabilities	3.4	16.5
Accrued lease expenses	3.2	2.0
Legal fees	2.3	-
Payables to NCI's	0.9	0.8
Other payables	9.8	11.1
Total	121.5	132.1

There are no non-current other liabilities.

26.
DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets or liabilities arising from the following positions:

IN MILLIONS OF USD	31.12.2018	31.12.2017
DEFERRED TAX ASSETS
Property, plant and equipment	5.2	4.0
Intangible assets	21.5	19.8
Provisions and other payables	11.1	11.7
Tax losses carry forward	43.2	51.5
Other	18.8	15.5
Total	99.8	102.5
DEFERRED TAX LIABILITIES
Property, plant and equipment	-	(0.5)
Intangible assets	(55.5)	(59.8)
Other	(0.4)	(2.0)
Total	(55.9)	(62.3)
Deferred tax assets, net	43.9	40.2

Deferred tax balances are presented in the consolidated statements of financial position as follows:

IN MILLIONS OF USD	31.12.2018	31.12.2017
Deferred tax assets	83.9	90.3
Deferred tax liabilities	(40.0)	(50.1)
Balance at December 31	43.9	40.2

Reconciliation of movements to the deferred taxes:

IN MILLIONS OF USD	31.12.2018	31.12.2017
Changes in deferred tax assets	(6.4)	(62.7)
Changes in deferred tax liabilities	10.1	21.7
Currency translation adjustments	(3.3)	6.4
Deferred tax movements (expense) at December 31	0.4	(34.6)
THEREOF
Recognized in the consolidated statements of comprehensive income	6.8	(34.4)
Recognized in equity	(6.4)	(0.2)

Tax losses carry forward

The unrecognized tax losses carry forward by expiry date are as follows:

IN MILLIONS OF USD	31.12.2018	31.12.2017
Expiring within 1 to 3 years	-	4.4
Expiring within 4 to 7 years	-	0.8
Expiring after 7 years	6.1	39.8
Total	6.1	45.0

During 2018, Hudson released allowances on previously unrecognized tax losses carry forward of USD 38.5 million due to changes in estimates.

Unrecognized deferred tax liabilities

Hudson has not recognized deferred tax liabilities associated with investments in subsidiaries where Hudson can control the reversal of the timing differences and where it is not probable that the temporary differences will reverse in the foreseeable future. Hudson does not expect that these differences result in taxable amounts in determining taxable profit (tax loss) of future periods when the carrying amount of the investment is recovered.

27.
POST-EMPLOYMENT BENEFIT OBLIGATIONS

Hudson provides retirement benefits through defined contribution pension plans which are funded by regular contributions made by the employer and the employees to a third-party. As of December 31, 2018, the discretionary credit balance was USD 1.0 million.

28.
COMMITMENTS AND CONTINGENCIES

GUARANTEE COMMITMENTS

Some long-term concession agreements, which Hudson has entered into, include obligations to fulfil minimal lease payments during the full term of the agreement. The lease payments to airports or terminals are also called concession fees. Some of these agreements have been backed with guarantees provided by Hudson or a financial institution. During the years 2018, 2017 or 2016, no party has exercised their right to call upon such guarantees.

LEASE INCOME / (EXPENSE)

Lease payments under operating leases, including concession agreements, have been recognized as expense for the periods up to December 31, 2018. All accrued, but still unpaid concession fees are presented under other liabilities in the consolidated statements of financial position. The Group recognized the following lease and sublease as income / (expense) in the period:

IN MILLIONS OF USD	2018	2017	2016
Minimum lease payments	(293.4)	(262.4)	(206.6)
Variable rent	(129.7)	(136.7)	(168.7)
Concession fees expense (note 7)	(423.1)	(399.1)	(375.3)
Premises (note 9)	(18.0)	(14.9)	(16.3)
Sublease income (note 7)	12.5	11.6	11.9

Such fees are usually determined in proportion to sales and require a minimal payment, which varies by contract / agreement.

Expected payments

The total of future minimum lease payments under non-cancellable operating leases for each of the following years are as follows:

IN MILLIONS OF USD	FUTURE PAYMENTS
Not later than one year	216.9
Later than one year and not later than five years	685.5
Later than five years	358.5
Total	1,260.9

The total of future minimum sublease payments expected to be received under non-cancellable subleases at the end of the reporting period are USD 12.8 million.

29.
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
–
Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i. e. as prices) or indirectly (i. e. derived from prices).
–
Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As of December 31, 2018, Hudson Group hold financial assets which have been re-measured at fair value. Hudson’s other financial assets and liabilities for which fair values are to be disclosed qualify as Level 2 fair value measurements. Their book values represent a fair approximation of their fair values. There were no transfers between Levels 1 and 2 during the period.

30.
FINANCIAL INSTRUMENTS

Significant accounting policies are described in note 2, 3, 4 and in the following notes.

31.
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

31.1
GEARING RATIO

The following ratio compares owner’s equity to borrowed funds:

IN MILLIONS OF USD	31.12.2018	31.12.2017
Cash and cash equivalents	(234.2)	(137.4)
Financial debt, short-term	51.4	80.7
Financial debt, long-term	492.6	520.4
Net debt	309.8	463.7
Equity attributable to equity holders of the parent	552.1	493.7
ADJUSTED FOR
Effects from transactions with non-controlling interests 1	1.0	0.8
Total capital 2	553.1	494.5
Total net debt and capital	862.9	958.2
Gearing ratio	35.9%	48.4%

1
Represents the excess paid (received) above fair value of non-controlling interests on shares acquired (sold) as long as there is no change in control (IFRS 10.23).

2
Includes all capital and reserves that are managed as capital.

Hudson did not hold collateral of any kind at the reporting dates.

31.2
CATEGORIES OF FINANCIAL INSTRUMENTS

At December 31, 2018	FINANCIAL ASSETS
IN MILLIONS OF USD	at amortized cost1	at FVTPL2	SUBTOTAL	NON-FINANCIAL ASSETS3	TOTAL
Cash and cash equivalents	234.2	-	234.2	-	234.2
Trade receivables	1.3	-	1.3	-	1.3
Other accounts receivable	36.4	0.4	36.8	10.0	46.8
Other non-current assets	27.4	-	27.4	-	27.4
Total	299.3	0.4	299.7

	FINANCIAL LIABILITIES
IN MILLIONS OF USD	at amortized cost1	at FVTPL	SUBTOTAL	NON-FINANCIAL LIABILITIES3	TOTAL
Trade payables	105.5	-	105.5	-	105.5
Financial debt, short-term	51.4	-	51.4	-	51.4
Other liabilities	106.9	-	106.9	14.6	121.5
Financial debt, long-term	492.6	-	492.6	-	492.6
Total	756.4	-	756.4

At December 31, 2017	FINANCIAL ASSETS
IN MILLIONS OF USD	at amortized cost1	at FVTPL	SUBTOTAL	NON-FINANCIAL ASSETS3	TOTAL
Cash and cash equivalents	137.4	-	137.4	-	137.4
Trade receivables	4.6	-	4.6	-	4.6
Other accounts receivable	43.3	-	43.3	16.1	59.4
Other non-current assets	24.9	-	24.9	-	24.9
Total	210.2	-	210.2

	FINANCIAL LIABILITIES
IN MILLIONS OF USD	at amortized cost1	at FVTPL	SUBTOTAL	NON-FINANCIAL LIABILITIES3	TOTAL
Trade payables	97.1	-	97.1	-	97.1
Financial debt, short-term	80.7	-	80.7	-	80.7
Other liabilities	94.0	-	94.0	38.1	132.1
Financial debt, long-term	520.4	-	520.4	-	520.4
Total	792.2	-	792.2

1
Financial assets and financial liabilities at amortized cost have been referred to in the combined financial statements 2017 as loans and receivables.
2
Financial assets and financial liabilities at fair value through profit and loss include FX derivatives (Fair value Level 2).
3
Non-financial assets or non-financial liabilities comprise prepaid expenses and deferred income, which will not generate a cash outflow or inflow as well as other tax positions.

31.3
NET INCOME BY IAS 39 VALUATION CATEGORY

Financial Assets at December 31, 2018

IN MILLIONS OF USD	AT AMORTIZED COST	AT FVTPL	TOTAL
Interest income	2.5	-	2.5
From interest	2.5	-	2.5
Impairments/allowances 2	(0.2)	-	(0.2)
Total – from subsequent valuation	(0.2)	-	(0.2)
Net (expense) / income	2.3	-	2.3

Financial Liabilities at December 31, 2018

IN MILLIONS OF USD	AT AMORTIZED COST	AT FVTPL	TOTAL
Interest expenses	(30.2)	-	(30.2)
Other finance expenses	(0.4)	-	(0.4)
From interest	(30.6)	-	(30.6)
Foreign exchange gain / (loss) 1	(0.9)	-	(0.9)
Total – from subsequent valuation	(0.9)	-	(0.9)
Net (expense) / income	(31.5)	-	(31.5)

1
This position includes the foreign exchange gain / (loss) recognized on third party and intercompany financial assets and liabilities through consolidated statements of comprehensive income.
2
This position includes the income from the released impairments and allowances and recoveries during the period less the increase of impairments and allowances.

Financial Assets at December 31, 2017

IN MILLIONS OF USD	AT AMORTIZED COST	AT FVTPL	TOTAL
Interest income	1.8	-	1.8
Other finance income	0.1	-	0.1
From interest	1.9	-	1.9
Foreign exchange gain / (loss) 1	1.1	-	1.1
Impairments/allowances 2	0.3	-	0.3
Total – from subsequent valuation	1.4	-	1.4
Net (expense) / income	3.3	-	3.3

Financial Liabilities at December 31, 2017

IN MILLIONS OF USD	AT AMORTIZED COST	AT FVTPL	TOTAL
Interest expenses	(29.4)	-	(29.4)
Other finance expenses	(0.5)	-	(0.5)
From interest	(29.9)	-	(29.9)
Foreign exchange gain (loss) 1	0.2	-	0.2
Total – from subsequent valuation	0.2	-	0.2
Net (expense) / income	(29.7)	-	(29.7)

1
This position includes the foreign exchange gain / (loss) recognized on third party and intercompany financial assets and liabilities through consolidated statements of comprehensive income.
2
This position includes the income from the released impairments and allowances and recoveries during the period less the increase of impairments and allowances.

32.
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

33.
MARKET RISK

Hudson’s financial assets and liabilities are mainly exposed to market risk in foreign currency exchange and interest rates. Hudson’s objective is to minimize the consolidated statements of comprehensive income impact and to reduce fluctuations in cash flows through structuring the respective transactions to minimize market risks. In cases, where the associated risk cannot be hedged appropriately through a transaction structure, and the evaluation of market risks indicates a material exposure, Hudson may use financial instruments to hedge the respective exposure.

Hudson may enter into a variety of financial instruments to manage its exposure to foreign currency risk, including forward foreign exchange contracts, currency swaps and over the counter plain vanilla options.

During the current financial year Hudson has not utilized foreign currency forward contracts and options for hedging purposes.

33.1
FOREIGN CURRENCY RISK MANAGEMENT

Hudson manages the cash flow surplus or deficits in foreign currency of the operations through FX-transactions in the respective local currency. Major imbalances in foreign currencies at Group level may be hedged through foreign exchange forwards contracts.

33.2
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

Foreign Currency Exposure

IN MILLIONS OF USD	USD 1	EURO	CAD	OTHER	TOTAL
DECEMBER 31, 2018
Monetary assets	1.1	-	-	-	1.1
Monetary liabilities	6.8	0.9	-	0.3	8.0
Net currency exposure	(5.7)	(0.9)	-	(0.3)	(6.9)
DECEMBER 31, 2017
Monetary assets	0.6	-	3.7	-	4.3
Monetary liabilities	6.3	0.1	-	0.2	6.6
Net currency exposure	(5.7)	(0.1)	3.7	(0.2)	(2.3)

1
USD held by Canadian subsidiaries.

The sensitivity analysis includes all monetary assets and liabilities held by each Group company irrespective of whether the positions are third party or intercompany.

The foreign exchange rate sensitivity is calculated by aggregation of the net foreign exchange rate exposure of Hudson entities at December 31 of the respective year. The values and risk disclosed here are the hedged and not hedged positions assuming a 5 % appreciation of the USD against all other currencies. A positive result indicates a profit, before tax in the consolidated statements of comprehensive income or in the hedging and revaluation reserves within other comprehensive income when the USD strengthens against the relevant currency.

IN MILLIONS OF USD	31.12.2018	31.12.2017
Effect on the consolidated statements of comprehensive income - profit (loss) of USD	0.3	0.3
Effect on the consolidated statements of comprehensive income - profit (loss) of EUR	0.0	0.0
Effect on the consolidated statements of comprehensive income - profit (loss) of CAD	-	(0.2)

34.
INTEREST RATE RISK MANAGEMENT

34.1
ALLOCATION OF FINANCIAL ASSETS AND LIABILITIES TO INTEREST CLASSES

	IN %		IN MILLIONS OF USD
AT DECEMBER 31, 2018	Average variable interest rate	Average fixed interest rate	Variable interest rate	Fixed interest rate	Total interest bearing	Non-interest bearing	TOTAL
Cash and cash equivalents	1.0%		68.6	-	68.6	165.6	234.2
Trade receivables			-	-	-	1.3	1.3
Other accounts receivable			-	-	-	36.8	36.8
Other non-current assets	6.5%		22.1	-	22.1	5.3	27.4
Financial assets			90.7	-	90.7	209.0	299.7
Trade payables			-	-	-	105.5	105.5
Financial debt, short-term		0.7%	-	10.5	10.5	40.9	51.4
Other liabilities			-	-	-	106.9	106.9
Financial debt, long-term		5.7%	-	492.6	492.6	-	492.6
Financial liabilities			-	503.1	503.1	253.3	756.4
Net financial liabilities			(90.7)	503.1	412.4	44.3	456.7

	IN %		IN MILLIONS OF USD
AT DECEMBER 31, 2017	Average variable interest rate	Average fixed interest rate	Variable interest rate	Fixed interest rate	Total interest bearing	Non-interest bearing	TOTAL
Cash and cash equivalents	0.1%		6.6	-	6.6	130.8	137.4
Trade receivables			-	-	-	4.6	4.6
Other accounts receivable			-	-	-	43.3	43.3
Other non-current assets	7.3%		19.2	-	19.2	5.7	24.9
Financial assets			25.8	-	25.8	184.4	210.2
Trade payables			-	-	-	97.1	97.1
Financial debt, short-term			-	-	-	80.7	80.7
Other liabilities			-	-	-	94.0	94.0
Financial debt, long-term		5.7%	-	520.4	520.4	-	520.4
Financial liabilities			-	520.4	520.4	271.8	792.2
Net financial liabilities			(25.8)	520.4	494.6	87.4	582.0

35.
CREDIT RISK MANAGEMENT

Credit risk refers to the risk that counterparty may default on its contractual obligations resulting in financial loss to Hudson.

Almost all Hudson sales are retail sales made against cash or internationally recognized credit / debit cards. The remaining credit risk is in relation to refunds from suppliers and guarantee deposits.

The credit risk on cash deposits or derivative financial instruments relates to banks or financial institutions. Hudson monitors the credit ranking of these institutions and does not expect defaults from non-performance of these counterparties.

The main banks where Hudson keeps net assets positions hold a credit rating of A – or higher.

35.1
MAXIMUM CREDIT RISK

The carrying amount of financial assets recorded in the financial statements, after deduction of any allowances for losses, represents Hudson’s maximum exposure to credit risk.

36.
LIQUIDITY RISK MANAGEMENT

Hudson evaluates this risk as the ability to settle its financial liabilities on time and at a reasonable price. Beside its capability to generate cash through its operations, Hudson, jointly with Dufry, mitigates liquidity risk by keeping unused credit facilities with financial institutions.

36.1
REMAINING MATURITIES FOR NON-DERIVATIVE FINANCIAL ASSETS AND LIABILITIES

The following tables have been drawn up based on the undiscounted cash flows of financial assets and liabilities (based on the earliest date on which Hudson can receive or be required to pay).

The following tables include principal and interest expected cash flows.

AT DECEMBER 31, 2018 IN MILLIONS OF USD	1-6 MONTHS	6-12 MONTHS	1-2 YEARS	2-5 YEARS	TOTAL
Cash and cash equivalents	234.5	-	-	-	234.5
Trade receivables	0.7	0.6	-	-	1.3
Other accounts receivable	34.3	2.5	-	-	36.8
Other non-current assets	2.8	2.9	9.2	15.1	30.0
Total cash inflows	272.3	6.0	9.2	15.1	302.6
Trade payables	105.5	-	-	-	105.5
Financial debt, short-term	-	51.5	-	-	51.5
Other liabilities	106.9	-	-	-	106.9
Financial debt, long-term	14.1	14.1	28.2	577.5	633.9
Total cash outflows	226.5	65.6	28.2	577.5	897.8

AT DECEMBER 31, 2017 IN MILLIONS OF USD	1-6 MONTHS	6-12 MONTHS	1-2 YEARS	2-5 YEARS	TOTAL
Cash and cash equivalents	137.5	-	-	-	137.5
Trade receivables	4.6	-	-	-	4.6
Other accounts receivable	43.3	-	-	-	43.3
Other non-current assets	0.8	0.8	3.0	24.9	29.5
Total cash inflows	186.2	0.8	3.0	24.9	214.9
Trade payables	97.1	-	-	-	97.1
Financial debt, short-term	13.1	67.6	-	-	80.7
Other liabilities	94.0	-	-	-	94.0
Financial debt, long-term	14.9	17.9	29.8	609.6	672.2
Total cash outflows	219.1	85.5	29.8	609.6	944.0

37.
RELATED PARTIES AND RELATED PARTY TRANSACTIONS

A party is related to the Hudson Group if the party directly or indirectly controls, is controlled by, or is under common control with the Hudson Group, has an interest in the Hudson Group that gives it significant influence over the Hudson Group, has joint control over the Hudson Group or is an associate or a joint venture of the Hudson Group. In addition, members of the key management personnel of the Hudson Group or close members of the family are also considered related parties.

The following tables reflect related party transactions and transactions with associated companies:

Items of comprehensive income

IN MILLIONS OF USD	2018	2017	2016
PURCHASE OF GOODS FROM
International Operation & Services (UY) SA	(82.5)	(67.4)	(27.3)
International Operations & Services (USA)	-	-	(37.2)
Hudson News Distributors 1	(0.3)	(12.2)	(15.6)
Hudson RPM 1	(18.6)	(8.5)	(5.0)

PURCHASE OF SERVICES FROM
Dufry International AG, Interest expenses	(28.2)	(28.6)	(2.5)
Dufry International AG, Franchise fee expenses	(15.2)	(50.6)	(42.9)
Dufry Financial Services B.V., Interest expenses	(2.0)	(0.9)	-
Dufry Finance SNC, Interest expenses	-	-	(26.6)
Dufry Management AG, IT expenses	(1.8)	(1.3)	-
World Duty Free Group SA, IT expenses	(0.1)	(0.2)	-
World Duty Free Group SA, Franchise fees expense	-	-	(7.2)

OTHER OPERATIONAL INCOME FROM
Dufry International AG, Debt waiver	-	9.4	-

SALES OF SERVICES TO
International Operations & Services (USA), Advertising income	5.7	-	-
Dufry International AG, Other selling income	2.8	-	-
Nuance Group (Chicago) LLC, Other selling income 2	0.9	0.9	-

1
Hudson News Distributors and Hudson RPM are controlled by James S. Cohen, a member of Hudson's board of directors.
2
Transactions with associated companies.

Items of financial position

IN MILLIONS OF USD	2018	2017
ACCOUNTS RECEIVABLES AT DECEMBER 31
International Operations & Services (USA), Other receivables	5.6	-
Dufry International AG, Other receivables	3.3	-
International Operation & Services (UY) SA, Other receivables	0.1	-
International Operations & Services (CH) AG, Other receivables	0.4	-
Hudson RPM, other receivables 1	1.0	0.8
Nuance Group (Chicago) LLC, Other receivables 2	0.2	0.1

ACCOUNTS PAYABLES AT DECEMBER 31
Dufry International AG, Loans payable, long-term	445.0	468.7
Dufry International AG, Loans payable, short-term	-	13.1
Dufry Financial Services B.V., Loans payable, long-term	47.7	51.7
Dufry Financial Services B.V., Loans payable, short-term	51.4	67.6
International Operation & Services (UY) SA, Trade payables	28.9	31.5
International Operations & Services (USA), Trade payables	-	-
Dufry International AG, Fee payables	0.3	1.8
Dufry International AG, Other payables	-	7.2
Dufry Management AG, Fee payables	0.2	0.1
Dufry Management AG, Other payables	-	0.3
Dufry AG, Other payables	1.1	-
World Duty Free Group UK Ltd, Other payables	0.2	0.3
Dufry Financial Services B.V., Other payables	0.1	0.2
Hudson News Distributors, Trade payables 1	-	0.1
Hudson RPM, Trade payables 1	1.5	-

1
Hudson News Distributors and Hudson RPM are controlled by James S. Cohen, a member of Hudson's board of directors.
2
Transactions with associated companies.

Board members and executives

The compensation to board members and key executives for the services provided during the respective years include all forms of consideration paid, payable or provided by Hudson Group, including compensation in Dufry shares as follows:

IN MILLIONS OF USD	2018	2017	2016
Salaries	5.8	3.6	3.2
Variable payment	3.6	2.9	2.7
Non-monetary benefits	0.2	0.1	0.1
Share based payments	8.8	4.6	0.6
Total	18.4	11.2	6.6

The board members did not receive any compensation for the years 2017 and 2016.

LIST OF SUBSIDIARIES

R = Retail H = Holding

The table below includes the most important subsidiaries of Hudson Ltd., Bermuda.

AS OF DECEMBER 31, 2018	LOCATION	COUNTRY	TYPE	OWNERSHIP IN %	CURRENCY
UNITED STATES OF AMERICA
Hudson-Garza Albuquerque JV	Albuquerque	USA	R	80	USD
Hudson-Northwind Anchorage JV	Anchorage	USA	R	90	USD
Atlanta WDFG LTL ATL JV LLC	Atlanta	USA	R	70	USD
Atlanta WDFG TAC ATL Retail LLC	Atlanta	USA	R	86	USD
AMS - TE Atlantic City JV	Atlantic City	USA	R	85	USD
Airport Management Services, LLC	Baltimore / Various	USA	H/R	100	USD
Hudson Birmingham JV	Birmingham	USA	R	70	USD
HG Logan Retailers JV	Boston	USA	R	80	USD
HG Burbank JV	Burbank	USA	R	88	USD
HG Burlington JV	Burlington	USA	R	90	USD
HG-BW Charleston JV	Charleston	USA	R	90	USD
Dufry O'Hare T5 JV	Chicago	USA	R	80	USD
HG Midway JV	Chicago	USA	R	65	USD
Hudson News O'Hare JV	Chicago	USA	R	70	USD
Hudson O'Hare T5 JV	Chicago	USA	R	80	USD
Hudson Cleveland JV	Cleveland	USA	R	70	USD
Dallas Love Field WDFG-Love Field Partners II LLC	Dallas	USA	R	51	USD
HG-Multiplex-Regali Dallas JV	Dallas	USA	R	75	USD
Hudson-Retail Dallas JV	Dallas	USA	R	75	USD
WDFG-Aranza / Howell D2-14, LLC	Dallas	USA	R	65	USD
HD-Regali DFW JV	Dallas FW	USA	R	65	USD
HG DFW Retailers JV	Dallas FW	USA	R	65	USD
HG DFW Retailers P7 JV	Dallas FW	USA	R	65	USD
HG Multiplex DFW JV	Dallas FW	USA	R	65	USD
HG-Emmitt DFW P7, LLC	Dallas / Fort Worth	USA	H	100	USD
Denver Duty Free JV	Denver	USA	R	67	USD
HG Denver JV	Denver	USA	R	76	USD
Detroit WDFG Detroit & Partners LLC	Detroit	USA	R	80	USD
WDFG Partners Duty Free LLC (Detroit)	Detroit	USA	R	75	USD
HG Grand Rapid Retailers JV	Grand Rapids	USA	R	90	USD
Hudson BW GSP JV	Greenville	USA	R	80	USD
Dufry Houston Duty Free Partnership	Houston	USA	R	75	USD
Houston WDFG Branch McGowen HOU, LLC	Houston	USA	R	64	USD
WDFG-Houston 8 2014, LLC	Houston	USA	R	60	USD
AMS-AJA Jackson JV	Jackson	USA	R	67	USD
Hudson Las Vegas JV	Las Vegas	USA	R	73	USD
The Nuance Group (Las Vegas) LLC	Las Vegas	USA	R	73	USD
Little Rock World Duty Free Group Adevco Joint Venture	Little Rock	USA	R	70	USD
HG LAX T3 Retailers JV	Los Angeles	USA	R	63	USD
HG-LAX T6 JV	Los Angeles	USA	R	68	USD
HG-Magic-Concourse TBIT JV	Los Angeles	USA	R	68	USD
Hudson-Magic Johnson Ent. CV LLC	Los Angeles	USA	R	91	USD
LAX Retail Magic 2 JV	Los Angeles	USA	R	73	USD
LAX Retail Magic 3-4 JV	Los Angeles	USA	R	75	USD
LAX WDFG CA LLC	Los Angeles	USA	R	65	USD
HG Manchester JV	Manchester	USA	R	90	USD
AMS-TEI Miami JV	Miami	USA	R	70	USD

AS OF DECEMBER 31, 2018	LOCATION	COUNTRY	TYPE	OWNERSHIP IN %	CURRENCY
Miami Airport Retail Partners Joint-Venture	Miami	USA	R	70	USD
Dufry MSP Retailers JV	Minneapolis	USA	R	75	USD
Minneapolis - WDFG / ELN MSP Terminal 2 Retail - LLC	Minneapolis	USA	R	90	USD
AMS-Watson Mobile JV	Mobile	USA	R	80	USD
AMS-Shaw Myrtle Beach JV	Myrtle Beach	USA	R	88	USD
AMS-Olympic Nashville JV	Nashville	USA	R	83	USD
Dufry Americas Holding Inc.	New Jersey	USA	H	100	USD
Hudson Group (HG), Inc.	New Jersey	USA	H	100	USD
WDFG JV Holdings LLC	New Jersey	USA	H	100	USD
WDFG US Inc	New Jersey	USA	H	100	USD
HG LGA Retailers JV	New York	USA	R	79	USD
HG-KCGI-TEI JFK T8 JV	New York	USA	R	85	USD
Hudson Keelee JFK 7 JV	New York	USA	R	83	USD
Hudson NIA JFK TI JV	New York	USA	R	90	USD
Hudson Retail-NEU News-Laguardia JV	New York	USA	R	80	USD
JFK Air Ventures II	New York	USA	R	80	USD
Hudson Group (HG) Retail LLC	New York / Various	USA	H/R	100	USD
AMS-BW Newark JV	Newark	USA	R	70	USD
Dufry Newark, Inc	Newark	USA	R	100	USD
Hudson JME Newark C JV	Newark	USA	R	80	USD
Jimmy Stewart LLC	Newburgh	USA	R	100	USD
Hudson NIA Norfolk JV	Norfolk	USA	R	80	USD
HG ONT Retailers JV	Ontario	USA	R	88	USD
AMS of South Florida, LLC	Orlando	USA	H	50	USD
HG-Orlando AS1 JV	Orlando	USA	R	75	USD
Hudson Newburn AS2 JV	Orlando	USA	R	65	USD
Hudson Sanford JV	Orlando	USA	R	100	USD
HG PHL Retailers JV	Philadelphia	USA	R	65	USD
Dufry Phoenix Retailers JV	Phoenix	USA	R	70	USD
HG Phoenix Retailers JV	Phoenix	USA	R	70	USD
HG PHX T3 Retailers 2017 JV	Phoenix	USA	R	80	USD
WDFG Portland Retailers JV	Portland	USA	R	96	USD
RDU Air Venture II JV	Raleigh	USA	R	80	USD
AMS NIA Richmond JV	Richmond	USA	R	80	USD
Hudson NIA Rochester JV	Rochester	USA	R	85	USD
San Antonio WDFG - Houston 8 San Antonio JV	San Antonio	USA	R	63	USD
Hudson-CV-Epicure-Martinez JV	San Diego	USA	R	71	USD
HG SFO Retailers JV	San Francisco	USA	R	80	USD
WDFG North America LLC	San Francisco / Various	USA	H/R	100	USD
AMS SJC JV	San Jose	USA	R	91	USD
John Wayne NG-AC JV	Santa Ana	USA	R	81	USD
Dufry Seattle JV	Seattle	USA	R	88	USD
Seattle Air Ventures	Seattle	USA	R	75	USD
HG St Louis JV	St Louis	USA	R	70	USD
HG ST Louis JV II	St Louis	USA	R	69	USD
HG Tampa JV	Tampa	USA	R	76	USD
WDFG-Transglobal TPA JV	Tampa	USA	R	70	USD
HG Tucson Retailers JV	Tucson	USA	R	70	USD
HG Tulsa Retailers JV	Tulsa	USA	R	90	USD
HG-National. JV	Virginia	USA	R	70	USD
CANADA
TNG (Canada) Inc.	Toronto	Canada	R	100	CAD
AMS Canada, Vancouver Int. Airport	Vancouver	Canada	R	100	CAD
WDFG Vancouver LP	Vancouver	Canada	R	100	CAD
Hudson Group Canada, Inc	Vancouver / Various	Canada	R	100	CAD