Form 20-F
period 2019-12-31
Hudson Ltd.
filed 2020-03-11
CIK 1714368

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to __________________ .
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report  __________________ .

Commission file number: 001-38378

HUDSON LTD.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Bermuda
(Jurisdiction of incorporation or organization)

4 NEW SQUARE BEDFONT LAKES
FELTHAM, MIDDLESEX TW14 8HA UNITED KINGDOM
+ 44 (0) 208 624 4300
(Address of principal executive offices)
(Name, Telephone, E-mail and/ or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A common shares, par value $0.001 per share	HUD	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

i

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Title of Class	Number of Shares Outstanding
Class A common shares, par value $0.001 per share	39,279,571
Class B common shares, par value $0.001 per share	53,093,315

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

 Yes ☒                        No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-accelerated Filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U. S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
☐ U. S. GAAP
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
Yes ☐                        No ☒

HUDSON LTD. 2019
TABLE OF CONTENTS

Presentation of financial and other information	1
Forward-looking statements	2
Part I	3
Item 1. Identity of directors, senior management and advisers	3
A. Directors and senior management	3
B. Advisers	3
C. Auditors	3
Item 2. Offer statistics and expected timetable	3
A. Offer statistics	3
B. Method and expected timetable	3
Item 3. Key information	4
A. Selected financial data	4
B. Capitalization and indebtedness	5
C. Reasons for the offer and use of proceeds	5
D. Risk factors	6
Item 4. Information on the company	27
A. History and development of the company	27
B. Business overview	28
C. Organizational structure	41
D. Property, plant and equipment	41
Item 4a. Unresolved staff comments	41
Item 5. Operating and financial review and prospects	42
A. Operating results	42
B. Liquidity and capital resources	49
C. Research and development, patents and licenses, etc.	55
D. Trend information	55
E. Off-balance sheet arrangements	55
F. Tabular disclosure of contractual obligations	56
G. Safe harbor	56
Item 6. Directors, senior management and employees	57
A. Directors and senior management	57
B. Compensation	60
C. Board practices	61
D. Employees	62
E. Share ownership	62
Item 7. Major shareholders and related party transactions	63
A. Major shareholders	63
B. Related party transactions	64
C. Interests of experts and counsel	67
Item 8. Financial information	68
A. Consolidated statements and other financial information	68
B. Significant changes	68

Item 9. The offer and listing	69
A. Offering and listing details	69
B. Plan of distribution	69
C. Markets	69
D. Selling shareholders	69
E. Dilution	69
F. Expenses of the issue	69
Item 10. Additional information	69
A. Share capital	69
B. Memorandum of association and bye-laws	69
C. Material contracts	80
D. Exchange controls	80
E. Taxation	81
F. Dividends and paying agents	84
G. Statement by experts	84
H. Documents on display	85
I. Subsidiary information	85
Item 11. Quantitative and qualitative disclosures about market risk	85
Item 12. Description of securities other than equity securities	85
A. Debt securities	85
B. Warrants and rights	85
C. Other securities	85
D. American depositary shares	85
Part II	86
Item 13. Defaults, dividend arrearages and delinquencies	86
A. Defaults	86
B. Arrears and delinquencies	86
Item 14. Material modifications to the rights of security holders and use of proceeds	86
A. Material modifications to instruments	86
B. Material modifications to rights	86
C. Withdrawal or substitution of assets	86
D. Change in trustees or paying agents	86
E. Use of proceeds	86
Item 15. Controls and procedures	86
A. Disclosure controls and procedures	86
B. Management’s annual report on internal control over financial reporting	86
C. Remediation efforts to address material weakness	88
D. Attestation report of the registered public accounting firm	89
E. Changes in internal control over financial reporting	91
Item 16. Reserved	91
Item 16a. Audit committee financial expert	91
Item 16b. Code of ethics	91
Item 16c. Principal accountant fees and services	91
Item 16d. Exemptions from the listing standards for audit committees	92
Item 16e. Purchases of equity securities by the issuer and affiliated purchasers	92
Item 16f. Change in registrant’s certifying accountant	92
Item 16g. Corporate governance	92
Item 16h. Mine safety disclosure	93
Part III	94
Item 17. Financial statements	94
Item 18. Financial statements	94
Item 19. Exhibits	94

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Unless otherwise indicated or the context otherwise requires, all references in this annual report on Form 20-F to “Hudson Ltd.,” “the Issuer,” “we,” “us,” “our,” “Hudson,” and “the Company” refer to Hudson Ltd., an exempted company limited by shares incorporated in Bermuda, and its consolidated subsidiaries, giving effect to the Reorganization Transactions (as defined below), unless context otherwise requires. Hudson Ltd. and its consolidated subsidiaries consists of all entities and operations directly or indirectly owned by Dufry AG that carry on Dufry AG’s duty-free and duty-paid travel retail operations in the continental United States and Canada that were transferred to Hudson Ltd. in connection with our initial public offering in 2018. References to “our financial statements” prior to the Reorganization Transactions are to the combined financial statements of Hudson, unless context otherwise requires. All references to “Dufry,” “Dufry Group,” “Dufry AG” and “our controlling shareholder” are to Dufry AG, a Swiss stock corporation, and its consolidated subsidiaries (other than Hudson Ltd.). All references to “Dufry International AG” are to Dufry International AG, a Swiss stock corporation, which is a wholly-owned subsidiary of Dufry AG and our direct controlling shareholder.

All references in this annual report to “U. S. dollars,” “U. S.$,” “$” and “USD” refer to the currency of the United States of America.

Financial Statements
This annual report includes our audited consolidated financial statements as of December 31, 2019 and 2018 and for each of the years ended December 31, 2019, 2018 and 2017 (hereinafter “Consolidated Financial Statements”).

Our Consolidated Financial Statements are presented in USD and have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

Our fiscal year ends December 31. References in this annual report to a fiscal year, such as “fiscal year 2019,” relate to our fiscal year ended on December 31 of that calendar year.

The Reorganization Transactions
In connection with the completion of our initial public offering, as part of a series of reorganization transactions, Dufry caused all of the equity interests of the entities that constitute Hudson to be contributed to Hudson Ltd. in exchange for common shares of Hudson Ltd. As a result of these reorganization transactions, which occurred on February 1, 2018, our business is conducted through Hudson Ltd. and its subsidiaries. In this annual report, we refer to all of these events as the “Reorganization Transactions.” Prior to the Reorganization Transactions, Hudson Ltd., which was incorporated on May 30, 2017, had no operations, nominal assets and no liabilities or contingencies.

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
–
litigation;
–
material weaknesses in our internal control over financial reporting, if we are unable to remediate such material weakness;
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

Our historical financial statements present the results of Hudson, which comprises all entities and operations that were transferred to Hudson Ltd. pursuant to the Reorganization Transactions. Prior to our initial public offering, Hudson Ltd. was a newly formed holding company with nominal assets and no liabilities or contingencies, and did not conduct any operations. Following the Reorganization Transactions and our initial public offering, our financial statements present the results of operations of Hudson Ltd. and its consolidated subsidiaries. Hudson Ltd.’s financial statements are the same as Hudson’s financial statements prior to our initial public offering, as adjusted for the Reorganization Transactions. See “Presentation of Financial and Other Information – The Reorganization Transactions.”

The selected financial data are not intended to replace the Consolidated Financial Statements and are qualified in their entirety by reference to the Consolidated Financial Statements and related notes appearing elsewhere in this annual report. The selected consolidated statements of comprehensive income and other financial data for the fiscal years ended December 31, 2019, 2018 and 2017 and selected consolidated statements of financial position data as of December 31, 2019 and 2018 were derived from our audited Consolidated Financial Statements included elsewhere in this annual report. Our historical results are not necessarily indicative of the results expected for any future period.

We prepare our Consolidated Financial Statements in accordance with IFRS as issued by IASB.

IN MILLIONS OF USD (EXCEPT PER SHARE AMOUNTS)	2019	2018	2017
Turnover	1,953.7	1,924.2	1,802.5
Cost of sales	(699.4)	(698.5)	(680.3)
Gross profit	1,254.3	1,225.7	1,122.2
Lease expenses	(131.2)	(428.6)	(402.4)
Personnel expenses	(445.3)	(411.1)	(371.3)
Other expenses	(166.9)	(158.9)	(179.7)
Depreciation, amortization and impairment	(363.5)	(128.9)	(108.7)
Operating profit	147.4	98.2	60.1
Finance income	4.7	2.5	1.9
Finance expenses	(91.6)	(31.0)	(30.2)
Foreign exchange gain / (loss)	0.3	(0.9)	0.5
Profit / (loss) before tax	60.8	68.8	32.3
Income tax benefit / (expense)	(14.5)	(3.0)	(42.9)
Net profit / (loss)	46.3	65.8	(10.6)

NET PROFIT / (LOSS) ATTRIBUTABLE TO
Non-controlling interests1	33.6	36.3	29.8
Equity holders of the parent	12.7	29.5	(40.4)

1
The net profit/(loss) attributable to non-controlling interests is composed of the respective results of Hudson’s JV or subsidiaries before income tax. However at Hudson parent entity level, the Group recognized expenses in relation to a) Dufry (see note 37 related parties), b) amortizations related to acquisitions, and c) accrued income taxes due by Hudson, which have no impact on the net profit/(loss) attributable to non-controlling interests.

IN MILLIONS OF USD	31.12.2019	31.12.2018
Summary of consolidated statements of financial position
Non-current assets	2,286.4	977.4
Current assets	560.4	473.8
Total assets	2,846.8	1,451.2
Non-current liabilities	1,641.8	533.6
Current liabilities	546.2	280.7
Total liabilities	2,188.0	814.3
Net assets	658.8	636.9

IN MILLIONS OF USD	2019	2018	2017
Other Data
Operating Metrics
Number of stores1	1,013	1,028	996
Total square feet of stores (thousands)2	1,083.4	1,089.9	1,069.8
Financial Metrics
Net sales growth	1.6%	6.8%	6.7%
Like-for-like growth3	0.6%	3.7%	4.8%
Like-for-like growth on a constant currency basis4	1.1%	3.7%	4.4%
Organic growth5	1.4%	7.0%	8.8%
Net profit / (loss) in millions of USD	46.3	65.8	(10.6)
Net profit / (loss) growth	(29.6%)	720.8%	(121.3%
Net profit margin6	2.4%	3.4%	(0.6%)
Net profit / (loss) attributable to equity holders of the parent	12.7	29.5	(40.4)
Net profit / (loss) attributable to equity holders of the parent growth	(56.9%)	173.0%	N/A
Net profit / (loss) attributable to equity holders of the parent margin7	0.7%	1.5%	(2.2%)

Represents number of stores open at the end of the applicable period.

Represents gross square footage of all stores open at the end of the applicable period.

Like-for-like net sales growth represents the growth in aggregate monthly net sales in the applicable period at stores that have been operating for at least 12 months. Like-for-like growth during the applicable period excludes growth attributable to (i) net new stores and expansions until such stores have been part of our business for at least 12 months, (ii) acquired stores until such stores have been part of our business for at least 12 months and (iii) in 2018 and 2017, eight stores acquired in the 2014 acquisition of Nuance and 46 stores acquired in the 2015 acquisition of World Duty Free Group that management expected, at the time of the applicable acquisition, to wind down. For more information see “Item 5. Operating and Financial Review and Prospects - A. Operating results - Principal factors affecting our results of operations - Turnover".

Like-for-like net sales growth on a constant currency basis is calculated by keeping exchange rates constant for each month being compared from period to period. We believe that the presentation of like-for-like growth on a constant currency basis assists investors in comparing period to period operating results as it removes the effect of fluctuations in foreign exchange rates.
5
Organic net sales growth represents the combination of growth from (i) like-for-like growth and (ii) net new stores and expansions. Organic growth excludes growth attributable to (i) acquired stores until such stores have been part of our business for at least 12 months and (ii) in 2018 and 2017, eight stores acquired in the 2014 acquisition of Nuance and 46 stores acquired in the 2015 acquisition of World Duty Free Group that management expected, at the time of the applicable acquisition, to wind down. For more information see “Item 5. Operating and Financial Review and Prospects - A. Operating results - Principal factors affecting our results of operations - Turnover - Organic Growth".
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

We derive substantially all of our turnover from, and therefore our business is primarily dependent upon sales to airline passengers. The occurrence of any one of a number of events that are outside our control such as terrorist attacks (including cyber-attacks), severe weather, ash clouds, airport closures, pandemics, outbreaks of contagious diseases, natural disasters, strikes or accidents may lead to a reduction in the number of airline passengers. Any of these events, or any other event of a similar nature, even if not directly affecting the airline industry, may lead to a significant reduction in the number of airline passengers.

In January 2020, a novel Coronavirus disease (COVID-19), a highly contagious virus, was reported to have originated in Wuhan, China. COVID-19 is reported to have spread widely throughout China and other countries in Asia, and cases have been reported in North America, the Middle East and Europe. To date, a number of major commercial airlines have suspended service to and from mainland China. The actual or feared spread of COVID-19 could materially and negatively impact the demand for worldwide air travel, and in turn have a material adverse effect on our business and results of operations. At this point, we cannot predict the effect that COVID-19 and the resulting impact on travel will have on our business and revenues from travelers, including uncertainties relating to the ultimate geographic spread of the virus, the duration of the outbreak and travel restrictions and business closures imposed by the Chinese and other governments, including the U.S. and Canada.

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
–
fail to realize the potential cost savings or other financial benefits and/ or the strategic benefits of acquisitions, new concessions or remodeling; and
–
incur liabilities from the acquired businesses and we may not be successful in seeking indemnification for such liabilities.

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
–
create and implement an effective marketing/ advertising strategy;
–
hire, train and retain qualified food and concession managers and staff;
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

We are dependent on our local partners.

Our retail operations are carried on through approximately 196 operating districts in the continental United States and Canada. Our local partners, including our ACDBE partners, maintain ownership interests in the vast majority of these partnerships and other operating entities, some of which operate major concessions. Our participation in these operating entities differs from market to market. While the precise terms of each relationship vary, our local partners typically have control over certain portions of the operations of these concessions. Our local partners oversee the operations of certain stores that, in the aggregate, are responsible for a significant portion of our turnover. The stores are operated pursuant to the applicable joint venture agreement governing the relationship between us and our local partner. Generally, these agreements also provide that strategic decisions are to be made by a committee comprised of us and our local partner, and we typically encourage our local partners to follow Hudson operating parameters. These concessions involve risks that are different from the risks involved in operating a concession independently, and include the possibility that our local partners:
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

Although we have a diversified portfolio of suppliers across most of our product categories, we rely on a small number of suppliers for certain of our products. For example, the distributors responsible for supplying magazines and periodicals to virtually all of our concessions are The American News Company, formerly The News Group, and Hudson News Distributors, which includes Hudson News Distributors, LLC and Hudson RPM Distributors, LLC. Mr. James Cohen, who is a member of our board of directors, controls Hudson News Distributors. See “Item 7. Major Shareholders and Related Party Transactions – B. Related party transactions – Transactions with entities con-

trolled by Mr. James Cohen.” Mr. Cohen became a member of our board of directors upon consummation of our initial public offering. We do not have a long-term distribution contract with Hudson News Distributors, but we expect to continue purchasing magazines and other periodicals from them. Future amalgamation may reduce the number of distributors even further. As a result, these distributors may have increased bargaining power and we may be required to accept less favorable purchasing terms. In the event of a dispute with a supplier or distributor, the delivery of a significant amount of merchandise may be delayed or cancelled, or we may be forced to purchase merchandise from other suppliers on less favorable terms. Such events could cause turnover to fall or costs to increase, adversely affecting our business, financial condition and results of operations. In particular, if we have a dispute with any of the distributors that delivers magazines and periodicals to our concessions, we may be unable to secure an alternative supply of magazines and periodicals, which could lead to fewer customers entering our stores and may have a material adverse impact on our business, financial condition and results of operations. Additionally, some of our concessions in airports require that we sell magazines and periodicals. If supply of these products were disrupted, we could lose one or more of these concessions, which would have a material adverse impact on our business, financial condition and results of operations. Moreover, Hudson Media, which is controlled by Mr. Cohen, is a co-owner of COMAG Marketing Group, LLC a national wholesale distributor in the periodical distribution channel. The other co-owner of COMAG Marketing Group, LLC is The Jim Pattison Group, which also controls The News Group, another major wholesale distributor in the periodical distribution channel and one of our suppliers. Mr. Cohen is also a member of the board of directors of COMAG Marketing Group, LLC. As such, Mr. Cohen and his business partners play a major role in the wholesale distribution of periodicals in our markets and his interests and those of his business partners may not always align with our interests.

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

Though none of our individual concessions was responsible for 10% or more of our net sales in 2019, certain travel retail locations or groups of locations in a metropolitan area were responsible for meaningful amounts of our net sales. Concessions located in the New York metropolitan area, including John F. Kennedy, LaGuardia and Newark airports, in the aggregate generated 13% of our net sales in 2019. Concessions located around Chicago, Las Vegas, Los Angeles, Seattle, Toronto and Vancouver airports generated in the aggregate at each location between 5% and 10% of our net sales in 2019. Our duty-free concessions in Vancouver and Toronto generated the significant majority of our net sales at each location in 2019.

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

Additionally, government officials, regulators, privacy advocates and class action attorneys are increasingly scrutinizing how companies collect, process, use, store, share and transmit personal data. We must continually monitor the development and adoption of new and emerging laws and regulations, such as the California Consumer Privacy Act (“CCPA”) that took effect on January 1, 2020. The CCPA, among other things, contains new disclosure obligations for businesses that collect personal information about California residents and affords those individuals new rights relating to their personal information that can expand the scope of our potential liability. We must commit substantial time and resources toward compliance with the CCPA and similar laws and regulations, which could subject us to regulatory enforcement, private litigation, public criticism, business disruption, and could cause us to lose customers, incur additional costs and legal liability, damage our reputation, and otherwise harm our business.

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

We are impacted by the purchasing power of both the U. S. and Canadian dollar relative to other currencies. When the U. S. or Canadian dollar appreciates in value relative to other currencies, our products become more expensive for international airline passengers whose home currency has less relative purchasing power. In addition, the increased purchasing power of the U. S. or Canadian dollar, as the functional currency of our stores, could also cause domestic airline passengers to purchase products abroad. The exchange rate fluctuations in either such currency could have an adverse effect on our business, financial condition and results of operations.

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

We identified material weaknesses in our internal control over financial reporting as part of management’s assessment. If we are unable to remediate the remaining material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective application of internal controls, we may not be able to accurately or timely report our financial results, or prevent fraud, and investor confidence in our company and the market price of our shares may be adversely affected.

As part of management’s assessment of its internal control over financial reporting for the fiscal year ending December 31, 2019, management identified material weaknesses as defined under the Exchange Act and by the U.S. Public Company Accounting Oversight Board, or PCAOB, in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate specifically to, (1) the procure to pay process and the related internal controls supporting this area, (2) management’s application of internal controls for information technology, and (3) the implementation of the new lease accounting standard IFRS 16 (remediated as of December 31, 2019). The material weaknesses did not result in a restatement of our prior year financial statements. See “Item 15. Controls and Procedures” for more information. As previously disclosed in the September 30, 2019 Interim Report, furnished on November 4, 2019, the Company determined that adjustments to certain of its previously issued interim financial statements were necessary, and the published March 31, 2019 and June 30, 2019 interim financial statements could no longer be relied upon. The adjustments related to the implementation of the new accounting standard adopted upon transition to IFRS 16.

Significant progress was made in remediating the material weakness from fiscal year 2018 related to the procure to pay process; however, the control deficiencies are not yet fully remediated. The deficiencies specifically related to a lack of: (1) appropriate controls over the design and operating effectiveness of the purchasing process, including lack of proper segregation of duties; (2) formal policies and procedures related to invoice payment authorization; and (3) adequate review over certain accounts payable functions, including vendor setup and maintenance. During fiscal year 2019, we have initiated remedial measures and are taking additional measures to fully remediate the procure to pay process material weakness. First, we implemented and continue to roll out an enhanced purchase order process for merchandise purchases which are designed to ensure that (i) appropriate levels of management approve each purchase order with tiered thresholds, and (ii) duties related to the approval of purchase orders, receipt of goods, and invoice management are appropriately segregated. In fiscal year 2019, this enhanced process was rolled out to locations representing approximately 40% of sales. In our assessment of the effectiveness of internal controls over financial reporting as of December 31, 2019, the internal controls of this enhanced process were implemented effectively at these locations. We began the implementation of a new enterprise resource planning software, expected to be fully rolled out over the next two years, which will further expand the coverage from the roll out of an enhanced purchase order process. Second, we implemented accounts payable software designed to automate and streamline invoice processing, review and approval workflows for non-merchandising invoices. Third, a new invoice approval matrix was fully implemented in fiscal year 2019, which was also integrated in the accounts payable automation software described above. Fourth, new controls were implemented to strengthen the vendor set-up and maintenance process, including controls relating to the appropriate segregation of duties between vendor set-up and invoice processing, and by requiring a separate reviewer of information entered into the accounts payable system. Fifth, new controls over the review and approval of invoices for payment were implemented. In fiscal year 2020, we plan on remediating existing system limitations on select data fields and completing a role redesign in the current enterprise resource planning software to enforce segregation of duties. While we believe efforts made in fiscal year 2019 reduced the risk of material misstatement, this material weakness was not fully remediated.

The material weakness related to information technology general controls (“ITGCs”) was in the areas of: (1) access to applications and data, (2) program change-management and (3) information technology operations and backups for applications supporting substantially all of the Company’s internal control processes. As a result of the pervasive impact of the ineffective ITGCs on the IT applications, internal controls related to business processes (automated and IT dependent manual) and information produced by those IT applications that are dependent on effective ITGCs are also deemed ineffective. We believe that these control deficiencies were the result of a combination of factors including limitations of older legacy applications and information technology control processes lacking sufficient documentation and monitoring. In fiscal 2020, we plan to enhance application user access provisioning and termination controls and segregation of duties analyses. In addition, we plan to enhance monitoring to strengthen application change, configuration, and back-up management controls. Lastly, we plan to provide enhanced training to information technology personnel on the importance of information technology general controls over financial reporting.

During the quarter ended September 30, 2019, a material weakness was identified in the IFRS 16 implementation process, and specifically as it relates to the execution of the controls over the application of the accounting standard literature regarding the determination of in-substance fixed payments. We have determined that this deficiency in our internal control over financial reporting originated in 2019 interim periods prior to December 31, 2019. In our assessment of the effectiveness of internal controls over financial reporting as of December 31, 2019, the internal control deficiency relating to the implementation of the new lease accounting standard IFRS 16 was fully remediated.

The implementation of the remediation measures described above and other remediation measures we take may not fully address the material weaknesses in our internal controls over financial reporting, and therefore we might not be able to conclude that they have been fully remediated in the future. If we fail to correct these material weaknesses or if we experience additional material weaknesses in the future or otherwise fail to maintain an effective application of internal controls, we may not be able to accurately or timely report our financial statements and such failure could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. This could result in a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements, which could negatively affect the market price of our shares. In addition, we may be required to incur additional costs in connection with improving our internal control application and hiring additional personnel. Any such action could negatively affect our results of operations and cash flows.

Damage to our reputation or lack of acceptance or recognition of our retail concepts or the brands we license from Dufry, including Hudson, Dufry, Nuance and World Duty Free, could negatively impact our business, financial condition and results of operations.

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

We are subject to income taxes in the U. K., United States and Canada, and our tax liabilities will be subject to the allocation of expenses in differing jurisdictions and provinces. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:
–
changes in the valuation of our deferred tax assets and liabilities;
–
expected timing and amount of the release of any tax valuation allowances;
–
tax effects of stock-based compensation;
–
costs related to intercompany restructurings; or
–
changes in tax laws, regulations or interpretations thereof.

On December 22, 2017, the United States enacted a reform of the tax legislation that, among other elements, reduces the corporate federal income tax (CIT) rate from 35% to 21% and imposes in addition a “base erosion and anti-abuse tax” (“BEAT”) on domestic corporations for payments done to foreign related persons in connection with tax deductible expenses. The US tax authority has issued proposed and final regulations in relation to many aspects of the new law. However, a number of uncertainties remain as to the interpretation and application of the provisions in the Tax Reform Legislation and related regulations. In the absence of final guidance and clearer interpretation by the regulators on these issues, we will use what we believe are reasonable interpretations and assumptions in interpreting and applying the Tax Reform Legislation and related regulations for purposes of determining our income tax payable and results of operations, which may change as we receive additional clarification and implementation guidance. It is also possible that the Internal Revenue Service could issue subsequent guidance or take positions on audit that differ from the interpretations and assumptions that we previously made, which could have a material adverse effect on our cash tax liabilities, results of operations and financial condition.

In addition, we may be subject to audits of our income, sales and other transaction taxes by U. K. tax authorities, U. S. federal and state authorities and Canadian national and provincial authorities. Outcomes from these audits could have an adverse impact on our operating results and financial condition.

Our ability to use our net operating loss carryforwards and certain other tax attributes will be limited.

As of December 31, 2019, we had federal net operating loss carryforwards of $178.1 million and state net operating loss carryforwards of $112.4 million. Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “Code”), if a corporation undergoes an “ownership change,” its ability to use its pre-change NOLs and other pre-change tax attributes to offset its post-change income may be limited. In general, an “ownership change” generally occurs if there is a cumulative change in our ownership by “5-percent shareholders” that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. We have experienced ownership changes in the past and our initial public offering resulted in another ownership change. As a result, if we earn net taxable income, our ability to use our federal and state NOLs, or other tax attributes, to offset U. S. federal and state taxable income will be subject to limitations. However we do not believe that these limitations will materially affect our ability to utilize our existing NOLs or other tax attributes to offset our current and future federal and state taxable income. In addition, we may experience additional ownership changes in the future as a result of future transactions in our common stock (including any future dispositions by Dufry), some of which may be outside our control, and could result in additional limitations which could significantly limit our ability to utilize our existing or future NOLs or other tax attributes.

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

The sale of tobacco products represented 2.8% of our net sales for the year ended December 31, 2019. As part of the campaign to highlight the negative effects of smoking, international health organizations and the anti-smoking lobby continue to seek restrictions on the sale of tobacco products, including duty-free sales. More generally, an increasing number of national, state and local governments have prohibited, or are proposing to prohibit, smoking in certain public places. If we were to lose our ability to sell tobacco products, or if the increasing number of smoking prohibitions caused a reduction in our sales of tobacco products, our business, financial condition and results of operations could be materially adversely affected.

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

As of December 31, 2019, 43% of our employees were covered by collective bargaining agreements, some of which have since expired. We are also often subject to airport “labor harmony” policies, which require (or effectively require) that we employ unionized workers. In addition, negotiating labor agreements, either for new concessions or to replace expiring agreements, is time consuming and may not be accomplished on a timely basis. If we are unable to satisfactorily negotiate those labor agreements on terms acceptable to us, we may face a strike or work stoppage that could have a material adverse impact on our business, financial condition and results of operations. In addition, existing labor agreements may not prevent a strike or work stoppage.

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
–
service or refinance our indebtedness.

We must continue to invest capital to maintain or to improve the success of our concessions and to meet refurbishment requirements in our concessions. Decisions to expand into new terminals could also affect our capital needs. The average annual capital expenditure for the last three fiscal years has been $76.7 million. Our actual capital expenditures in any year will vary depending on, among other things, the extent to which we are successful in renewing existing concessions and winning additional concession agreements.

Over the longer term, we will need to make additional investments in order to significantly grow our footprint in new airports and terminals, expand in other travel retail channels and increase our presence in the food and beverage concession market. Additional financing may not be available on terms favorable to us or at all due to several factors, including the terms of our existing indebtedness, our relationship with our controlling shareholder, who has historically provided us with financing, and trends in the global capital and credit markets. We are also subject to certain covenants in Dufry’s 2.50% Senior Notes due 2024 and 2.00% Senior Notes due 2027, including restrictions on the amount of debt we may be able to incur from third parties and on our ability to grant liens on our assets. In addition, we are also subject to certain of the covenants contained in Dufry’s existing credit facilities, including restrictions on the amount of third-party debt we may incur, on our ability to grant liens on our assets and to provide guarantees and on our ability to enter into certain acquisitions, investments, mergers and asset sales. See “Item 5. Operating and Financial Review and Prospects – B. Liquidity and capital resources – Indebtedness – Restrictions on our indebtedness.” We may in the future be subject to other restrictions that limit our ability to incur indebtedness. The terms of available financing may also restrict our financial and operating flexibility. If adequate funds are not available on acceptable terms, we may be forced to reduce our operations or delay, limit or abandon expansion opportunities. We cannot assure you that we will be able to maintain our operating performance or generate sufficient cash flow, or that we will have access to sufficient financing, to continue our operations and development activities at or above our present levels, and we may be required to defer all or a portion of our capital expenditures. Our business, financial condition and results of operations may be materially adversely affected if we cannot make such capital expenditures.

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

Our agreements with Dufry also include various franchise agreements pursuant to which Dufry licenses our use of the Dufry, Nuance and World Duty Free trademarks. Each of these franchise agreements is terminable without cause by Dufry upon six months’ notice. Separate from the franchise agreements, Dufry has granted us a seven year license to use the Hudson brand and trademark within the continental United States, Hawaii and Canada. If Dufry were to decide to terminate, or to not renew, any of these agreements, our business, financial condition and results of operations would be materially adversely affected.

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

In addition, we have historically been an integral part of Dufry’s global treasury and cash management operations and we expect to continue to be an integral part of such operations. As of December 31, 2019, we had $503.1 million of long-term financial loans (excluding current portion) due to Dufry. To the extent that the terms of our existing or future indebtedness to Dufry are unfavorable compared to other financing opportunities, our financial condition could be adversely affected.

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

As of March 5, 2020, the shares owned by our controlling shareholder represent 93.1% of the voting power of our issued and outstanding share capital. Each Class A common share is entitled to one vote per share and is not convertible into any other shares of our share capital. Each Class B common share is entitled to 10 votes per share and is convertible into one Class A common share at any time. In addition, each Class B common share will automatically convert into one Class A common share upon any transfer thereof to a person or entity that is not an affiliate of the holder of such Class B common share. Further, all of our Class B common shares will automatically convert into Class A common shares upon the date when all holders of Class B common shares cease to hold Class B common shares representing, in the aggregate, 10% or more of the total number of Class A and Class B common shares issued and outstanding. Any Class B common shares that are converted into Class A common shares may not be reissued. The disparate voting rights of our Class B common shares will not change upon transfer unless such Class B common shares are first converted into our Class A common shares. See “Item 10. Additional Information – B. Memorandum of association and bye-laws.”

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

Dufry is a diversified travel retailer with significant operations outside of the continental United States, Hawaii and Canada, including in six continents, covering 65 countries and over 420 locations. Dufry continues to engage in these businesses, including use of the Hudson brand outside the continental United States, Hawaii and Canada. To the extent that Dufry engages in the same or similar business activities or lines of business as us, or engages in business with any of our partners, customers or vendors, our ability to successfully operate and expand our business may be hampered.

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

Prior to our initial public offering and the related Reorganization Transactions, the travel retail business of Dufry in the continental United States and Canada was carried out by various subsidiaries of Dufry. Since we and the subsidiaries of Dufry that operated our business were under common control of Dufry, our Consolidated Financial Statements include the assets, liabilities, turnover, expenses and cash flows that were directly attributable to our business for all periods presented. In particular, our consolidated statement of financial position as of December 31, 2017 includes those assets and liabilities that are specifically identifiable to our business; and our consolidated statements of comprehensive income for 2017 include all costs and expenses related to us, including certain costs and expenses allocated from Dufry to us. We made numerous estimates, assumptions and allocations in our historical financial statements because we did not operate as a stand-alone company prior to the Reorganization Transactions. Although our management believes that the assumptions underlying our historical financial statements and the above allocations are reasonable, our historical financial statements may not necessarily reflect our results of operations, financial position and cash flows as if we had operated as a stand-alone company during those periods. See “Item 7. Major Shareholders and Related Party Transactions” for our arrangements with Dufry and “Item 5. Operating and Financial Review and Prospects” and the notes to our Consolidated Financial Statements included elsewhere in this annual report for our historical cost allocation. Therefore, our historical results may not necessarily be indicative of our future performance.

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

Sales of substantial amounts of our Class A common shares in the public market, or the perception that these sales could occur, could adversely affect the price of our Class A common shares and could impair our ability to raise capital through the sale of additional shares. As of March 5, 2020, we have 39,344,699 Class A common shares outstanding. The Class A common shares offered in our initial public offering are freely tradable without restriction under the Securities Act of 1933 (the “Securities Act”), except for any shares that may be held or acquired by our directors, executive officers or other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available. We have filed a registration statement under the Securities Act registering our Class A common shares reserved for issuance under our equity incentive plans, and we have entered into the Registration Rights Agreement pursuant to which we have granted demand and piggyback registration rights to Dufry.

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

We are a Bermuda exempted company. As a result, the rights of holders of our common shares are governed by Bermuda law and our memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. A number of our directors and some of the named experts referred to in this annual report are not residents of the United States, and a substantial portion of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U. S. courts against us or those persons based on the civil liability provisions of the U. S. securities laws. It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.

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

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act, and therefore, we are not required to comply with the periodic disclosure and current reporting requirements of the Exchange Act, and related rules and regulations, that apply to U. S. domestic issuers. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, we will make the next determination with respect to our foreign private issuer status based on information as of June 30, 2020.

In the future, we could lose our foreign private issuer status if, for example, a majority of our voting power were held by U. S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U. S. securities laws as a domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U. S. domestic issuer forms with the U. S. Securities and Exchange Commission (the “SEC”), which are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus, equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. We would also be required to comply with U. S. federal proxy requirements, and our officers, directors and controlling shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with U. S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U. S. stock exchanges that are available to foreign private issuers.

Bermuda law differs from the laws in effect in the United States and may afford less protection to holders of our common shares.

We are incorporated under the laws of Bermuda. As a result, our corporate affairs are governed by the Companies Act, which differs in some material respects from laws typically applicable to U. S. corporations and shareholders, including the provisions relating to interested directors, amalgamations, mergers and acquisitions, takeovers, shareholder lawsuits and indemnification of directors. Generally, the duties of directors and officers of a Bermuda company are owed to the company only. Shareholders of Bermuda companies may only take action against directors or officers of the company in limited circumstances. The circumstances in which derivative actions may be available under Bermuda law are substantially more proscribed and less clear than they would be to shareholders of U. S. corporations. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

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

ITEM 4. INFORMATION ON THE COMPANY
A.  History and development of the company
Hudson, anchored by our iconic Hudson brand, is a travel experience leader committed to enhancing the travel journey for over 300,000 travelers every day in the continental United States and Canada. Our first concession opened in 1987 with five Hudson News stores in a single airport in New York City and today, our reach expands to airports, commuter hubs, and some of the most visited landmarks and tourist destinations in the world. In everything we do, we are guided by a unifying core purpose: to be “The Traveler’s Best Friend.” It is this guiding purpose that has allowed us to meet the evolving needs of the traveler through product offerings and store concepts centered on the four pillars of our business: travel convenience, specialty retail, duty-free, and food and beverage. Through our unwavering dedication to this purpose, as part of the global Dufry Group, we have become one of the largest travel concession operators in the continental United States and Canada.

As of December 31, 2019, we had a diversified portfolio of over 200 concession agreements, which allowed us to operate 1,013 stores across 88 different transportation terminals and destinations, including concessions in 24 of the 25 top airports in the continental United States and Canada. Our recent announcement to acquire a controlling stake in the assets of OHM Concession Group, a leading F&B concessions operator in North America, emphasize our commitment to growing the Hudson brand and is expected to expand our portfolio to over 100 quick service and café concepts, full-service, sports restaurants and fine dining locations across the United States and Canada. We have over one million square feet of commercial space and conduct over 125 million transactions annually. From 2008 to our initial public offering in 2018, we were a wholly-owned subsidiary of Dufry, a leading global travel retailer operating over 2,400 stores in 65 countries on six continents, and we continue to benefit from Dufry’s expertise and scale in the travel retail industry.

We operate local and iconic brand concepts that span the four pillars of our business. In addition, our proprietary specialty concepts allow us to build loyalty with customers and develop a sense of place during the travel journey. Our proprietary brands include:

We pride ourselves on our concepts and product assortment satisfying travelers’ appetites and indulging their curiosities. Our travel convenience concepts provide travelers with a wide variety of go-to travel necessities, including locally curated souvenirs, portable electronics, reading materials, grab-and-go snacks, and more. At our specialty branded concepts, travelers can experience some of the world’s most prestigious luxury brands, including Tumi, Coach, Michael Kors, FAO Schwarz, and most recently, Brookstone. Throughout our walkthrough duty-free concepts, we offer a wide selection of perfumes and cosmetics, wine and spirits, fashion, and tobacco. Within our food & beverage category, we offer our consumers healthy and fresh quick service food & beverage outlets under franchise names including Dunkin’, Baskin Robbins, Pinkberry, Jason’s Deli, and Joe & The Juice. Our recent announcement to acquire a controlling stake in the assets of OHM will add approximately 60 units to our existing food concessions base with a portfolio of well-known concepts such as &pizza, the Kitchen by Wolfgang Puck, the Bracket Room Sports Lounge, Chick-fil-A, Currito, Jamba Juice, and Einstein Bros.

B. Business overview
For the year ended December 31, 2019, our net sales were broken down as follows:

NET SALES BY MARKET SECTOR

22% DUTY FREE
78% DUTY PAID

NET SALES BY COUNTRY

18% CANADA
82% CONTINENTAL UNITED STATES

NET SALES BY PRODUCT CATEGORIES

3% TOBACCO
6% ELECTRONICS
14% PERFUMES & COSMETICS
8% LITERATURE
5% WINE & SPIRITS
7% OTHER
17% FASHION (INCL. WATCHES, JEWELRY AND ACCESSOIRES
40% FOOD & BEVERAGE (INCL. SNACKS)

NET SALES BY CHANNEL

2% RAILWAY STATIONS & OTHERS
3% DOWNTOWN & HOTEL SHOPS
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

In 2018, Siegel+Gale conducted interviews with airport directors across several small, medium and large hub airports. These directors identified Hudson as a leader in delivering operational excellence. Specifically, we were recognized as an operator that excelled at delivering key criteria for winning and extending contracts, including proven revenue generation, ability to tailor offering to local travelers and markets, commitment to landlord partnerships and responsive local teams.

Operational flexibility and the ability to reinvent the airport landscape is key to our success. To promote and sustain our flexibility, we have established integrated and collaborative processes to drive coordinated operations across real estate management, store operations, marketing, merchandising and store concept design and planning. Our flexibility enables us to operate multiple retail concepts, generally ranging from 200 square-foot retail walls to 10,000 square-foot stores. We also have a number of shop-in-shop combination stores that enables us to leverage travel convenience or proprietary book concepts with global brands such as Dunkin’, creating a unique experience for travelers.

Our stores are designed to draw travelers in, and are tailored to meet the unique specifications of each airport or travel destination. Additionally, our stores showcase innovative and highly-customized designs to draw attention to impulse items, maximizing sales. As an example, we recently announced our next generation store design for 2020, which positions Hudson for future growth and continues to enhance the travel experience. The new store format will offer digital displays, an interchangeable store design emphasizing seasonality, and self-checkout stations to reflect the evolving needs of the traveler. Over the past three years, we have invested over $200 million in new store buildouts, store upgrades and expansions to improve the overall shopping experience at our stores, as well as other capital investments in our business to support our stores.

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

Our strengths

Hudson is an iconic brand in North American travel retail

Our company’s evolution from a few newsstands in LaGuardia Airport to an all-encompassing travel experience partner spans more than three decades. With roots tied in travel convenience, we have earned clients’ and travelers’ trust by remaining true to our values while redefining the travel experience. Hudson has kept travelers top-of-mind by evolving with their needs, championing brands and delivering experiences through strong partnerships and friendly services that help turn a world of travel into a world of opportunity. We believe that we have built a reputation among travelers as a reliable and go-to destination to meet their needs when traveling. According to an Ipsos Market Research survey conducted in 2017, more travelers who shop at airports would prefer to shop at Hudson stores than at any other travel news, gift and convenience retail store. Our customers look for Hudson stores for travel necessities, gifts for loved ones or a convenient stop for food and beverages. We have also leveraged the strength of the Hudson brand to become one of the leading airport retailers in the United States for many international consumer brands such as Godiva Chocolates, SwissGear, Sony and Belkin. We believe the iconic Hudson brand anchors our proposals for concessions and provides us with a competitive advantage.

Customized and Local Approach Delivers Compelling Traveler Experience

Our customized and local approach to creating our concession portfolio and to the design, layout and merchandising of our stores produces a compelling retail experience for travelers. We believe that our ability to operate multiple proprietary and third-party-branded retail concepts, while simultaneously meeting the unique specifications of each airport or travel destination, also provides an attractive retail proposition for our landlords and other constituents.

We believe customers find our stores to be well-organized, comfortable and easy-to-shop. Our stores are merchandised to deliver both necessity-driven and on-trend products, while also displaying products that travelers may have forgotten to pack. We have unrivaled access to travelers, which enables us to understand their mindsets and behaviors and informs the evolution of our merchandising strategies and product mix. For example, we have merchandised our stores to take advantage of recent trends in traveler tastes, resulting in an increase in the share of our duty-paid sales mix attributable to electronic accessories, snacks and beverages. In addition, we serve customers’ needs and preferences by offering eclectic merchandise that targets regional tastes and local fan-favorite brands. Our merchandising approach benefits from Dufry’s expertise in duty-free retail and access to strong global brands, which complements our portfolio of concepts for our airports and customers.

Extensive experience and superior scale in our industry

We believe Hudson is distinguished from other operators by our 30 years of industry experience and unparalleled scale of over 200 concession agreements under which we operate over one million square feet of commercial space in the continental United States and Canada. We believe this experience, knowledge and scale reflect our strong credibility with landlords and other business partners within the travel retail industry.

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

Diversified and Dynamic Business Model

Our business model is diversified in terms of the customers and communities we serve, and the concession models we manage. Under our portfolio, we operate a mix of concession programs and retail concepts under both proprietary and third-party brands, including travel essentials stores and bookstores under the Hudson brand, specialty branded retail stores such as Coach, Estée Lauder, Kate Spade and Tumi, duty-free shops under Dufry, World Duty Free and Nuance, as well as food and beverage outlets such as Dunkin’ Donuts. As of December 31, 2019, we sold products in 1,013 stores across 88 locations.

Our concessions also benefit from multi-year contract terms. For the year ended December 31, 2019, no single concession accounted for more than 10% of our sales. The long average residual duration of our concession portfolio and diversification across contracts provide us with a high degree of sales visibility.

In addition, our strategy emphasizes continuously improving formats and adjusting our store concepts and product mix to meet and exceed travelers’ expectations. Due to our merchandising flexibility, our local general managers can tailor their purchasing to address regional preferences. This approach enables our local general managers to update store concepts and prioritize seasonality, allowing them to be nimble in their approach.

Service-driven, cohesive management team

Together with our global parent, Dufry, our talented and dedicated senior management team has guided our organization through its expansion and positioned us for continued growth. Our executive team has an average of 22 years of experience at Hudson/ Dufry and are backed with deep industry and operational insight. Additionally, our management team possesses extensive experience across a broad range of disciplines, including merchandising, marketing, real estate, finance, legal and regulatory and supply chain management. Our management team embraces our core purpose to be “The Traveler’s Best Friend” and embodies our passionate, dedicated and service-oriented culture, which is shared by our team members throughout the entire organization. We believe this results in a cohesive team focused on sustainable long-term growth.

Our strategies

Increase sales at existing concessions

Continue Innovation in Store Formats and Merchandise
At Hudson, every square foot matters. We aim to increase sales per transaction and overall sales by maintaining our emphasis on merchandising and refining operations to continuously provide travelers with an array of in-demand products. We seek innovative ways to increase potential selling space within existing locations, and through continuous refinement, we optimize our concession configurations to maximize sales for our landlord and product vendor partners. We also constantly evolve our merchandizing mix to stay relevant and on-trend, as well as to continue driving sales by serving travelers’ enthusiasm for large-scale regional events, including music festivals, trade shows and sporting events, such as the Super Bowl and the World Series. We also will continue to leverage technology to enhance the customer experience through mobile pre-ordering applications, self-checkout capabilities, digital marketing and other evolving technologies.

Refurbish and Convert Existing Stores
We intend to improve sales and profitability within current concession agreements by focusing capital investments on refurbishing or converting existing stores, including when we pursue contract extensions. For example, we will continue converting our existing Hudson News stores into our updated and reinvigorated Hudson retail concept, as well as unveil the next-generation store concepts in 2020.

Expand concession portfolio

Continue to win airport concessions
We intend to grow by securing new concessions at the airports in which we currently operate and at additional airports in the continental United States and Canada, while maintaining a high renewal rate for our existing concessions. Airport authorities are dedicating more commercial space to concession opportunities, aiming to develop a sense of place within the airport, and are adopting a more comprehensive approach to its development.

According to the Airports Council International – North America (ACI-NA), airports will need to spend an estimated $130 billion on infrastructure between 2019 – 2021 to accommodate growth in passenger and cargo activity, rehabilitate existing facilities, and support aircraft innovation. This activity supports the growing whitespace opportunity in our industry with additional space for retail and dining concessions in order to enhance the travel experience for passengers and offset the cost of development.

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

Continue expansion into non-traditional locations
We intend to leverage Hudson’s consumer brand awareness and retail expertise to capture customer spending at travel hubs, tourist destinations, hotels and other non-airport locations. These venues share similar retail characteristics with airports, such as higher foot traffic and customers with above-average purchasing power and greater time to shop. Our ability to deploy our successful turnover maximizing capabilities outside of airports has led to a number of wins in such locations. We will opportunistically pursue avenues for growth across the continental United States and Canada in these non-traditional locations.

Grow food and beverage platform
We know that our travelers are looking for fresh and healthy options as they travel, so we intend to pursue growth opportunities in the large and expanding travel food and beverage market in the continental United States and Canada. Based on market data from the ARN Fact Book and our estimates, the airport food and beverage market in the United States and Canada generated in excess of $5.6 billion of passenger spending in 2018. This market generated sales of approximately 1.4x the combined airport sales of specialty, news and gifts and duty-free products in 2018. The travel food and beverage market is highly fragmented and there is an increasing overlap between travel food and beverage and travel retail, such as packaged food and “grab-and-go” concepts. We intend to pursue these growth opportunities both organically and through acquisitions. In October 2019, we announced an agreement to acquire a controlling stake in the assets of OHM Concession Group LLC, an award winning food and beverage concessions operator in North America. The addition of OHM adds notable food and beverage options to Hudson’s existing concessions catalog and complements Hudson’s existing footprint in the Quick Service Restaurant space. In addition, we believe that growing our food and beverage expertise and track record will strengthen our ability to compete for master-concessionaire contracts and drive sales, gross margin and cost synergies with our existing retail concepts.

Pursue accretive acquisitions
We believe that we have demonstrated our ability to create value by acquiring and integrating companies into our business. During the last several years, we have successfully integrated the North American operations of Nuance and World Duty Free Group. By deploying our customized and collaborative approach to store operations and merchandising, we have been able to drive sales and advertising income growth at acquired locations and achieve significant cost synergies. Our management team will approach potential acquisitions in a disciplined manner with a focus on strengthening our offerings for travelers and driving additional procurement and cost synergies. We actively maintain a pipeline of potential acquisition opportunities across retail and food and beverage, as highlighted by the recent Brookstone and OHM transactions.

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

The majority of our sales are derived from airports. For the year ended December 31, 2019, 95% of our net sales were generated at airports in the continental United States and Canada. According to the ARN Fact Book, airport concession sales at the top 44 international airports by performance in the United States and Canada were approximately $9.5 billion for the year ended December 31, 2018. Based on the ARN Fact Book, as a breakdown of sales at these airports for the year ended December 31, 2018, food and beverage contributed $5.6 billion in sales while specialty, news and gifts and duty-free contributed $1.3 billion, $1.5 billion and $1.1 billion in sales, respectively.

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

Airport retail customers differ from traditional retail customers in their needs, wants and expectations. Increased security encourages travelers to arrive well before their flights depart, which creates the opportunity and time for shopping, meals and other experiences. Enhanced security checks and the need to reach a departure gate on time may also add to overall travel anxiety and drive impulse purchases. In general, airport retail customers are relatively more affluent than traditional retail customers, and travelers who are on holiday may be more inclined to spend money at the airport.

Trends

Recent trends affecting the airport concession market in North America include:

Growth in passenger numbers
In the past decade, there has been a significant increase in both domestic and international air travel due largely to improvements in, and greater accessibility of, air transport, as well as increased disposable income and business professionals needing to travel due to the internationalization of many industries. According to ACI, between 2011 and 2018, total passenger traffic in North America grew at a compound annual growth rate of 3.1%. Looking to the future, ACI projects that annual North American passenger volumes will surpass 2.1 billion by 2021, and grow at a 2.4% compound annual growth rate between 2019 and 2026. The North American airport retail market’s overall exposure to passengers is much more heavily weighted towards passengers traveling domestically.

The chart below presents historical and projected North American passenger volumes.

Increased “dwell time” and propensity to spend
Travel industry dynamics continue to evolve. Lengthy security procedures and transportation delays have led to earlier airport arrival times and increased passenger dwell time, with medium and large U. S. airports averaging approximately 90 minute dwell times, according to the 2017 Airport Council International-North America (“ACI-NA”) Concessions Benchmarking Survey. Additionally, airlines have eliminated many complementary services, such as in-flight meals, headphones and other amenities to reduce costs. Further, travelers have demonstrated a willingness to spend more at airports when presented with better quality products, convenience and a greater product selection.

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

Our history

Our business started in 1987 with a concession for five Hudson News stores in a single airport. Over time, we expanded our operations and successfully bid for concessions in other major travel hubs, including at John F. Kennedy International Airport, Boston Logan International and Washington Dulles International Airport. We acquired the WH Smith North American airport operations in 2003, adding 150 stores at 22 airports. In 2008, Dufry acquired Hudson. Since then, we have expanded our operations as an integrated division of the global Dufry Group. Dufry acquired Nuance in 2014 and World Duty Free Group in 2015 and we now operate Nuance and World Duty Free Group’s respective operations in the continental United States and Canada. In 2019, we announced the agreements to acquire assets related to Brookstone airport operations as well as OHM Concession Group LLC, an award-winning food and beverage concessions operator. Our tenured and storied history signifies our evolution from travel retail pioneer to a travel experience expert

Our relationship with Dufry

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

Our retail concepts and products

We operate a number of retail concepts across our retail locations, including:
–
Travel Essentials and Convenience Stores. Under a variety of brands, including our iconic flagship brand Hudson, our travel essentials and convenience stores offer a wide assortment of products to the travelling public, including portable electronics, reading materials, souvenirs, grab-and-go snacks and beverages, and travel necessities. These shops are operated as stand-alone stores or, in some cases, together with a coffee-take-out concept, such as Dunkin’ or Euro Café.
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
–
Specialty Branded Stores. We operate branded specialty stores, offering a range of products from a single well-known global or national brand, including Coach, Estée Lauder, Kate Spade, Michael Kors, Kiehl’s, FAO Schwarz, Tumi and now Brookstone. These stores, which are operated by our team members, provide travelers with the same experience as shoppers at the primary locations of the brands and appeal to both customers and suppliers alike: customers can use their waiting time to shop for their favorite brands and suppliers have a highly visible showcase to display their products. We operate specialty branded stores directly, although the brand owner or supplier may provide financial support.
–
Quick-Service Food Outlets. In addition to our travel convenience and quick-service coffee combination stores, we operate stand-alone quick service food and beverage outlets, such as Dunkin’ Donuts, Jason’s Deli and Pinkberry. We operate these stores under franchise agreements. Our agreement to acquire OHM Concession Group further will further solidify F&B as one of our key pillars. OHM’s portfolio of well-known concepts includes &pizza, the Kitchen by Wolfgang Puck, the Bracket Room Sports Lounge, Chick-fil-A, Currito, Dunkin’ , Jamba Juice and Einstein Bros.

The following table sets forth the distribution of our net sales by product category as a percentage of our total net sales, and the total value of our net sales by product category, for the years ended December 31, 2019, 2018 and 2017:

	AS A PERCENT OF TOTAL NET SALES			IN MILLIONS OF USD
FOR THE YEAR ENDED DECEMBER 31,	2019	2018	2017	2019	2018	2017
Confectionery, Food and Catering	40.0%	37.7%	35.7%	763.5	709.0	628.0
Perfumes and Cosmetics	14.3%	14.8%	14.7%	272.2	279.0	258.4
Fashion, Leather and Baggage	11.8%	12.3%	12.5%	225.3	231.0	220.1
Literature and Publications	7.8%	8.9%	10.0%	149.5	166.7	175.6
Electronics	5.6%	5.0%	5.0%	106.3	94.6	87.7
Watches, Jewelry and Accessories	5.5%	5.8%	6.6%	104.7	109.1	115.5
Wine and Spirits	4.9%	4.9%	5.0%	93.2	92.3	88.0
Tobacco goods	2.8%	3.0%	3.0%	54.2	56.7	52.2
Other product categories	7.3%	7.5%	7.7%	141.1	141.5	135.3
Total	100%	100%	100%	1,910.0	1,879.9	1,760.8

Our locations

As of December 31, 2019, we had over 200 concession agreements and operated 1,013 stores across 88 retail locations in the continental United States and Canada, totaling over one million square feet of commercial space. Our locations are distributed across 77 airports, five commuter terminals and six tourist/landmark destinations, as illustrated below:

LOCATION	NUMBER OF STORES AS OF DECEMBER 31, 2019
Albuquerque International Sunport	7
Atlantic City International Airport	3
Baltimore Washington International Thurgood Marshall Airport	13
Bill and Hillary Clinton National Airport	4
Billy Bishop Toronto City Airport	3
Birmingham-Shuttlesworth International Airport	6
Boston Logan International Airport	38
Burlington International Airport	3
Calgary International Airport	15
Charleston International Airport	7
Chicago Citigroup Center	3
Chicago Midway International Airport	22
Chicago O’Hare International Airport	53
Cleveland Hopkins International Airport	14
Corpus Christi International Airport	1
Dallas Love Field Airport	21
Dallas/ Fort Worth International Airport	23
Denver International Airport	15
Des Moines International Airport	2
Detroit Metropolitan Wayne County Airport	16
Edmonton International Airport	11
Eppley Airfield	5
Fort Lauderdale-Hollywood International Airport	20
Fresno Yosemite International Airport	3
George Bush Intercontinental Airport	23
Gerald R. Ford International Airport	4
Greater Rochester International Airport	4
Greenville-Spartanburg International Airport	5
Halifax Robert L. Stanfield International Airport	7
Harrisburg International Airport	2
Hartsfield-Jackson Atlanta International Airport	33
Hollywood Burbank Airport	5
Houston Space Center	3
Indianapolis International Airport	8
Jackson-Medgar Wiley Evers International Airport	4
John F. Kennedy International Airport	39
John Wayne Airport	9
LaGuardia Airport	20
Lambert-St. Louis International Airport	27
Las Vegas Hard Rock Hotel and Casino	4
Las Vegas Venetian Hotel and Casino	2
Los Angeles International Airport	49
Lubbock Preston Smith International Airport	1
Manchester-Boston Regional Airport	5
McCarran International Airport	39
Miami International Airport	28
Minneapolis/ St. Paul International Airport	10

LOCATION	NUMBER OF STORES AS OF DECEMBER 31, 2019
Mobile Regional Airport	3
Myrtle Beach International	3
Nashville International Airport	19
New York City Empire State Building	1
New York City Grand Central Station	2
New York City Penn Station	10
New York City Port Authority Bus Terminal	11
New York City United Nations Headquarters	2
Newark Liberty International Airport	15
Newark Penn Station Newark	5
Newport News/Williamsburg International Airport	1
Norfolk International Airport	9
Norman Y. Mineta San Jose International Airport	18
Oakland International Airport	12
Ontario International Airport	7
Orlando International Airport	17
Orlando Sanford International Airport	8
Philadelphia International Airport	20
Phoenix Sky Harbor International Airport	8
Pittsburgh International Airport	13
Portland International Airport	6
Raleigh-Durham International Airport	7
Richmond International Airport	5
Roanoke Regional Airport	2
Ronald Reagan Washington National Airport	5
Salt Lake City International Airport	11
San Antonio International Airport	7
San Diego International Airport	9
San Francisco International Airport	14
Seattle-Tacoma International Airport	23
Stewart International Airport	2
St. Pete-Clearwater International Airport	3
Tampa International Airport	5
Ted Stevens Anchorage International Airport	8
Toronto Pearson International Airport	11
Tucson International Airport	6
Tulsa International Airport	7
Vancouver International Airport	42
Washington Dulles International Airport	7
Washington D. C. Union Station	3
William P. Hobby Airport	7

For the years ended December 31, 2019, 2018 and 2017, sales in the continental United States represented 82%, 81% and 81% of our net sales, respectively, with the balance of our sales generated in Canada.

Duty-paid and duty-free operations

We operate both duty-paid and duty-free stores throughout the continental United States and Canada. For the years ended December 31, 2019, 2018 and 2017, duty-paid stores represented 78%, 76% and 76% of our net sales, respectively and duty-free stores represented 22%, 24% and 24% of our net sales, respectively.

Duty-paid shops target domestic and international travelers. Standard duties and other taxes apply to sales in these shops. They are located in both international and domestic airport terminals, commuter hubs and other locations.

Duty-free shops are located in airports and generally offer goods to both international and domestic travelers, with international travelers exempt from duties and excise and other taxes on certain goods, such as tobacco and liquor.

Concession agreements

We enter into concession agreements with landlords of airports, commuter hubs and other locations to operate our stores. Concession agreements often cover a number of stores in a single location, and we often have multiple concession agreements per location.

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

We generally structure our store operations through associations and partnerships. As of December 31, 2019, we had 121 associations and other partnerships with 98 local partners.

Our suppliers

We are supplied both directly from manufacturers and through distributors.

Our principal travel essentials suppliers are Core-Mark and Resnick Distributors. Our principal duty-free products supplier is Dufry. Our principal beverages supplier is The Coca-Cola Company. Our principal book supplier is Readerlink Distribution Services. Our principal magazines and periodicals suppliers are The American News Company, formerly known as The News Group, and Hudson News Distributors, which includes Hudson News Distributors, LLC and Hudson RPM Distributors, LLC. For more information on our supply arrangement with Hudson News Distributors, LLC and Hudson RPM Distributors, LLC, see “Item 7. Major Shareholders and Related Party Transactions – B. Related party transactions – Transactions with entities controlled by Mr. James Cohen.”

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

First, we compete for concessions at airports and other transportation terminals and destinations with a number of other global, national and regional travel concession operators. Travel concession operators compete primarily on the basis of their experience and reputation in travel retailing, including their relationships with airport authorities and other landlords, their experience in a particular region, their ability to respond to the needs of an airport authority or other landlords for planning and design advice, as well as operational ability. Price is also a significant competitive factor, as a concession may be awarded in a tender based upon the highest concession fee offered. Our main competitors for airport concessions are Paradies Lagardere, HMS Host, WH Smith, Duty Free America and DFS.

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

The FAA oversees the ACDBE program pursuant to U.S. Federal Regulations. Airports in the U.S. require concession agreements to have set minimum ACDBE participation and ownership The ACDBE program is designed to help ensure that small firms owned and controlled by socially and economically disadvantaged individuals can compete for airport contracting and concession opportunities in domestic passenger service airports. The ACDBE regulations require that airport concession recipients establish annual ACDBE participation goals, review the scope of anticipated large prime contracts throughout the year, and establish contract-specific ACDBE participation goals. We generally meet the contract specific goals through an agreement providing for co-ownership of the retail location with an ACDBE. Frequently, and within the guidelines issued by the FAA, we may lend money to ACDBEs in connection with concession agreements in order to help the ACDBE fund the capital investment required under a concession agreement. The rules and regulations governing the certification of ACDBE participation in airport concession agreements are complex, and ensuring ongoing compliance is costly and time consuming. Further, if we fail to comply with the minimum ACDBE participation requirements in our concession agreements, we may be held responsible for breach of contract, which could result in the termination of a concession agreement and monetary damages. See “Item 3. Key Information – D. Risk factors – Risks relating to our business – Failure to comply with ACDBE participation goals and requirements could lead to lost business opportunities or the loss of existing business.”

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

In the United States, duty-free stores are considered an extension of “bonded warehouses” by U. S. Customs and Border Protection, and in Canada duty-free stores are part of a Duty Free Shop Program with the Canadian Border Service Agency, which avoids our customers from having to pay special taxes, such as value-added and duty, when they purchase goods while in international transit. This special status subjects us to bonded warehouse regulations that require, for example, that any bonded merchandise shall not be commingled with local merchandise or other non-bonded merchandise and requires us to ensure that such bonded merchandise is only sold to passengers leaving the respective country on a non-stop flight.

We are also subject to certain truth-in-advertising, general customs, consumer and data protection, product safety, workers’ health and safety and public health rules that govern retailers in general, as well as the merchandise sold within the various jurisdictions in which we operate.

Intellectual property

In the United States and Canada, Dufry or one of its subsidiaries (other than us) holds all of the trademarks for our proprietary brands, including Dufry, Hudson, Nuance and World Duty Free, or the respective applications for trademark registration that are being processed by Dufry. Dufry licenses such trademarks to us. See “Item 7. Major Shareholders and Related Party Transactions.”

Employees

We are responsible for hiring, training and management of employees at each of our retail locations. As of December 31, 2019, we employed 10,140 people, including both full-time and part-time employees. Of these employees, 8,568 were full-time employees and 1,572 were part-time employees. As of December 31, 2019, 4,319 of our employees are subject to collective bargaining agreements.

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

D.  Property, plant and equipment
We lease office space in East Rutherford, New Jersey, which consists of 93,000 square feet in a commercial office building. In addition, pursuant to our concession agreements, we operate 1,013 stores across 88 different transportation terminals and destinations throughout the United States and Canada. We also lease 37 warehouse facilities. See “– B. Business overview – Our locations” and “– B. Business overview – Concession agreements.”

We do not own any real estate.

ITEM 4A. UNRESOLVED STAFF COMMENTS
Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A.  Operating results
Principal factors affecting our results of operations

General

Our business is impacted by fluctuations in economic activity primarily in the continental United States and Canada and, to a lesser extent, economic activity outside these areas. Our turnover is generated by travel-related retail and food and beverage sales and income from advertising activities. Apart from the cost of sales, our operating expense structure consists of lease expenses, personnel expenses and other expenses associated with our retail operations.

Turnover

Historically, our turnover growth has been primarily driven by the combination of organic growth and acquisitions.

Organic Net Sales Growth
Organic net sales growth (“Organic growth”) represents the combination of growth in aggregate monthly net sales from (i) like-for-like net sales growth and (ii) net new stores and expansions.

Like-for-like net sales growth (“Like-for-like growth”) represents the growth in aggregate monthly net sales in the applicable period at stores that have been operating for at least 12 months. Like-for-like growth excludes growth attributable to (i) net new stores and expansions until such stores have been part of our business for at least 12 months, (ii) acquired stores until such stores have been part of our business for at least 12 months and (iii) prior to 2019: acquired wind-down stores, consisting of eight stores acquired in the 2014 acquisition of Nuance and 46 stores acquired in the 2015 acquisition of World Duty Free Group that management expected, at the time of the applicable acquisition, to wind-down.

Net new stores and expansions consists of growth from (i) changes in the total number of our stores (other than acquired stores), (ii) changes in the retail space of our existing stores and (iii) modification of store retail concepts through rebranding.

Net new stores and expansions excludes growth attributable to (i) acquired stores until such stores have been part of our business for at least 12 months and (ii) acquired wind-down stores (prior to 2019). Net sales generated by acquired stores from the acquisition date of October 10, 2019 through December 31, 2019 was $3.0 million and net sales generated by acquired wind-down stores for the years ended December 31, 2018 and 2017 was $1.2 million and $4.8 million, respectively.

Like-for-like growth is influenced by:
–
Passenger Flows: The number of passengers passing through the concessions where we operate is the principal factor influencing sales. Between 2011 and 2018, total passenger traffic in North America grew at a compound annual growth rate of 3.1%. Annual North American passenger volumes were greater than 1.9 billion for the year ended December 31, 2018, and ACI projects that annual North American passenger volumes will grow at a 2.4% compound annual growth rate between 2019 and 2027, surpassing 2.1 billion by 2021.
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
–
Net Sales Productivity: Productivity may be improved through increased penetration (i. e., the number of travelers who actually buy products compared to total travelers the concession is exposed to) and average spend per customer. We work to influence both measures to improve net sales, through infrastructure changes, such as improving the layout, location and accessibility of our shops, and marketing and promotional activities, such as signposting inside and outside the stores and special offers, product variety, active selling by our sales staff and improved customer service.

We also present like-for-like growth on a constant currency basis by keeping exchange rates constant for each month being compared to remove fluctuations in foreign exchange rates during such respective periods.

Net new stores and expansions growth is impacted by the modification of store retail concepts and the addition of new stores to our portfolio. We accomplish this by negotiating expansions into additional retail space with our landlords, to replace other travel industry retailers at existing concessions as their contracts expire and by expanding into newly created retail “white space.” We also expand into new markets and regularly submit proposals and respond to requests for proposals or directly negotiate with potential landlords for new concessions. In addition, net new stores and expansions growth is also impacted by concession agreements that expire and our ability to renew such agreements. Concessions that have expired or are scheduled to expire by the end of 2020 represent approximately 11% of our net sales for the year ended December 31, 2019.

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

In 2019, Hudson obtained the right to acquire assets related to the operation of Brookstone stores in U.S. airports from Apex Digital, Inc. Hudson also obtained the right to be the exclusive airport retailer to operate Brookstone stores in the United States and Canada through a license agreement with BKST Brand Holdings LLC, owner of the Brookstone brand and trademarks. The net sales from acquired Brookstone stores is excluded from Like-for-like growth and net new store growth.

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

The following table sets forth certain data for each of the eight fiscal quarters from January 1, 2018 through December 31, 2019. Our historical results are not necessarily indicative of the results that may be expected in the future. The following quarterly financial data should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report.

	FOR THE THREE MONTHS ENDED
IN MILLIONS OF USD (UNAUDITED)	DECEMBER 31, 2019	SEPTEMBER 30, 2019	JUNE 30, 2019	MARCH 31, 2019	DECEMBER 31, 2018	SEPTEMBER 30, 2018	JUNE 30, 2018	MARCH 31, 2018
Net sales	464.6	511.7	499.1	434.6	457.7	516.8	490.4	415.0
Net sales growth	1.5%	(1.0%)	1.8%	4.7%	4.0%	6.4%	8.0%	8.9%
Like-for-like growth1	1.1%	(0.9%)	0.6%	2.2%	1.6%	3.3%	4.5%	5.5%
Organic growth2	0.8%	(1.0%)	1.8%	4.7%	4.1%	6.5%	8.2%	9.4%
Operating profit	21.7	56.7	53.9	15.1	9.2	44.4	39.2	5.4

1
Like-for-like growth represents the growth in aggregate monthly net sales in the applicable period at stores that have been operating for at least 12 months. Like-for-like growth during the applicable period excludes growth attributable to (i) net new stores and expansions until such stores have been part of our business for at least 12 months, (ii) acquired stores until such stores have been part of our business for at least 12 months and (iii)in 2018, eight stores acquired in the 2014 acquisition of Nuance and 46 stores acquired in the 2015 acquisition of World Duty Free Group that management expected, at the time of the applicable acquisition, to wind down. For more information see "- Turnover".
2
Organic growth represents the combination of growth from (i) like-for-like growth and (ii) net new stores and expansions. Organic growth excludes growth attributable to (i) acquired stores until such stores have been part of our business for at least 12 months and (ii) in 2018, eight stores acquired in the 2014 acquisition of Nuance and 46 stores acquired in the 2015 acquisition of World Duty Free Group that management expected, at the time of the applicable acquisition, to wind down. For more information see "- Turnover".

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

Operating expense structure

Our principal operating expenses are lease expenses, personnel expenses and other expenses associated with our operations.

Lease Expenses
The lease expenses caption was added in 2019 to comply with the presentation requirements of IFRS 16 (see note 2.5 to the consolidated financial statements) and is composed of lease payments that are variable in nature, short duration under one year or a low dollar value. Concession fees and rents represent the substantial majority of our lease expenses. In return for having the right to operate our concession, we pay rent to the airport authorities or other landlords that is typically determined on a variable basis by reference to factors such as gross or net sales or the number of travelers using the airport or other location, which we record as concession fees and rents under lease expenses.

When rent is based on our sales, concession agreements generally also provide for a minimum annual guaranteed payment, or “MAG,” that is either a fixed dollar amount or an amount that is variable based upon the number of travelers using the airport or other location, retail space used, estimated sales, past results or other metrics. Where the minimum payment is adjusted based on prior year total rents, it usually represents between 80 – 90% of prior year total concession fees. With the adoption of IFRS 16, fixed concession fees and other rent payments, which were previously recognized as lease expense, are now capitalized and expensed as depreciation and finance expenses over the lease term.

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

In connection with our initial public offering, we adopted equity incentive award plans (the “Plans”) and granted awards during 2018 and 2019. See “Item 6. Directors, Senior Management and Employees – B. Compensation – Changes to our remuneration structure following the consummation of our initial public offering – New equity incentive award plan.”

Other expenses
The other expenses caption was added in 2019 to present all remaining operating expenses (see note 2.4 to the consolidated financial statements).

We have historically been charged by subsidiaries of Dufry franchise fees to license brands owned by Dufry or its subsidiaries, including the Dufry, Hudson, Nuance and World Duty Free brands, as well as for ancillary franchise services, including centralized support services such as treasury, audit and similar services. This amounted to $17.6 million, $15.2 million and $50.6 million for the years ended December 31, 2019, 2018 and 2017, respectively. In connection with our initial public offering, we entered into new agreements with Dufry pursuant to which the franchise fees we are charged were reduced. See “Item 7. Major Shareholders and Related Party Transactions – B. related party transactions – Transactions with Dufry – Other agreements with Dufry-Franchise agreements.” If these agreements had been in place on January 1, 2017, we would have been charged the lower amount of $14.1 million instead of $50.6 million for the year ended December 31, 2017, which would have resulted in higher earnings before taxes.

Other expenses also include repairs and maintenance, professional fees and general administration. These expenses are not impacted in the short term by variations in sales. We have, in the past, implemented a number of measures to control and reduce our costs in an economic downturn.

Furthermore, in connection with becoming a public company, our other expenses have increased as we hired more personnel and engaged outside consultants.

Beginning in 2019, other expenses also includes selling expenses which includes credit card commissions and packaging materials, marketing and other expenses. Credit card commissions are typically calculated as a percentage of credit card sales.

Selling expenses are presented net of selling income. Selling income includes commercial services and other selling income.

Depreciation, amortization and impairment

The most significant component of depreciation expense is generated by our concession and other lease right-of-use assets. With the adoption of IFRS 16, we have capitalized the present value of future lease payments as a lease obligation and an asset, which is depreciated on a straight-line basis over the lease term.

Our leases and concessions generally require us to invest in our premises to build, renovate or remodel them, often before we commence business. These capital expenditures are generally capitalized as property, plant and equipment (“PPE”) on our balance sheet. See “– B. Liquidity and capital resources – Capital expenditures.” We depreciate PPE using the straight-line method over the useful life of the assets, for example, five years for furniture and up to ten years for leasehold improvements, but in any case not longer than the remaining life of the relevant concession term. With the implementation of IFRS 16, previously expensed fixed MAG payments are now capitalized and depreciated over the remaining life of the lease.

Our principal intangible assets are concession rights, all of which have definite life spans. Intangible assets with a finite lifespan are amortized over their economic useful life and are tested for impairment whenever there is an indication that the book value of the intangible asset may not be recoverable. Goodwill is not amortized, but tested for impairment annually.

Finance expenses

Finance expenses primarily consists of interest expense on IFRS 16 lease obligations and expenses related to borrowings from Dufry. As of December 31, 2019, we had $503.1 million in long-term financial debt outstanding (excluding current portion), with a weighted-average interest rate of 5.7%. From time to time, we enter into loans with our affiliates. See “– B. Liquidity and capital resources – Indebtedness.”

Interest expense on IFRS 16 lease obligations typically creates a “front-loading” of total expense related to leases during the early years of the lease. As we apply monthly fixed lease payments to the lease obligation, the declining liability balance results in lower interest expense recognized over time. Though total lease-related expenses decrease over the life of the lease, we often negotiate early contract extensions on our concessions. This generally results in additional liabilities capitalized, thus increasing depreciation and interest expense upon an extension. Due to the adoption of IFRS 16, our results in prior years may not be indicative of future performance, due to the payment terms of our concession agreements and the timing of contract extensions.

Income tax benefit/(expense)

Income tax benefit / (expense) is based on our taxable results of operations after financial result and non-controlling interests. Tax losses carried from one tax period to the next may also influence our deferred tax expenses.

As of December 31, 2019, we had deferred tax assets of $45.2 million in relation to net operating loss carryforwards, which begin to expire in 2028. Utilization of our U. S. net operating loss carryforwards is subject to annual limitations provided by the Internal Revenue Code and similar state provisions. Such annual limitations could result in the expiration of some portion of the net operating losses and the implied tax credit before their utilization.

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

Results of operations

Comparison of the years ended December 31, 2019 and 2018

The following table summarizes changes in financial performance for the year ended December 31, 2019, compared to the year ended December 31, 2018:

	FOR THE YEAR ENDED DECEMBER 31,		PERCENTAGE CHANGE
IN MILLIONS OF USD (EXCEPT PER SHARE AMOUNTS)	2019	2018	in %
Turnover	1,953.7	1,924.2	1.5
Cost of sales	(699.4)	(698.5)	0.1
Gross profit	1,254.3	1,225.7	2.3
Lease expenses	(131.2)	(428.6)	(69.4)
Personnel expenses	(445.3)	(411.1)	8.3
Other expenses	(166.9)	(158.9)	5.0
Depreciation, amortization and impairment	(363.5)	(128.9)	182.0
Operating profit	147.4	98.2	50.1
Finance income	4.7	2.5	88.0
Finance expenses	(91.6)	(31.0)	195.5
Foreign exchange gain / (loss)	0.3	(0.9)	(133.3)
Profit / (loss) before tax	60.8	68.8	(11.6)
Income tax benefit / (expense)	(14.5)	(3.0)	383.3
Net profit / (loss)	46.3	65.8	(29.6)

NET PROFIT / (LOSS) ATTRIBUTABLE TO
Non-controlling interests1	33.6	36.3	(7.4)
Equity holders of the parent	12.7	29.5	(56.9)

1
The net profit/(loss) attributable to non-controlling interests is composed of the respective results of Hudson’s JV or subsidiaries before income tax. However at Hudson parent entity level, the Group recognized expenses in relation to a) Dufry (see note 37 to the consolidated financial statements), b) amortizations related to acquisitions, and c) accrued income taxes due by Hudson, which have no impact on the net profit/(loss) attributable to non-controlling interests.

Turnover
Turnover increased by 1.5% to $1,953.7 million for the year ended December 31, 2019 compared to $1,924.2 million in 2018. Net sales represented 97.8% of turnover for 2019, with advertising income representing the remainder. Net sales increased by $30.1 million, or 1.6%, to $1,910.0 million.

Organic net sales growth was 1.4% for the year ended December 31, 2019 and contributed $27.0 million of the increase in net sales. Like-for-like growth was 0.6% and contributed $10.9 million of the increase in net sales. On a constant currency basis, like-for-like growth was 1.1%. The increase in like-for-like growth was primarily the result of increases in the overall number of transactions. Net new stores and expansions growth contributed
$16.2 million of the increase in net sales, primarily as a result of opening new stores.

The acquisition of Brookstone stores during the fourth quarter contributed an additional $3.0 million to net sales.

Gross profit
Gross profit reached $1,254.3 million for the year ended December 31, 2019 from $1,225.7 million for the prior year. Our gross profit margin increased to 64.2% for 2019 compared to 63.7% in 2018, primarily due to improved vendor terms and sales mix shift from lower margin products to higher margin products.

Lease expenses
Lease expenses were $131.2 million for the year ended December 31, 2019, compared to $428.6 million for 2018. Lease expenses declined to 6.7% of turnover for the year ended December 31, 2019, compared to 22.3% for the prior year. The decrease in lease expense was primarily attributable to the adoption of IFRS 16 requiring the capitalization of fixed concession fees and other rent payments beginning on January 1, 2019. For the year ended December 31, 2019, concession and rental income amounted to $6.4 million compared to $12.5 million for 2018.

Personnel expenses
Personnel expenses increased to $445.3 million for the year ended December 31, 2019 from $411.1 million in 2018. As a percentage of turnover, personnel expenses increased to 22.8% for 2019 compared to 21.4% for 2018. The increase in personnel expenses was primarily attributable to wage increases, executive separation expenses recorded in the first quarter 2019, the opening of new locations and additional expense upon becoming a public company.

Other expenses
Other expenses increased to $166.9 million for the year ended December 31, 2019 compared to $158.9 million in the prior year. As a percentage of turnover, other expenses increased to 8.5% in 2019 from 8.3% in 2018.

Depreciation, amortization and impairment
Depreciation, amortization and impairment increased to $363.5 million for the year ended December 31, 2019 compared to $128.9 million for 2018. Depreciation reached $316.5 million for the year ended December 31, 2019, compared to $69.2 million for the prior year. Amortization decreased to $42.9 million for the year ended December 31, 2019 compared to $45.1 million for 2018. We recorded net impairments of $4.1 million in 2019, compared to $14.6 million in the prior year. The decrease primarily related to a non-core hotel location that was performing below expectations and impaired in 2018. See note 13 to our audited Consolidated Financial Statements for further details. The higher depreciation expense was due to the right-of-use assets capitalized in 2019 in accordance with IFRS 16.

Finance expenses
Finance expenses increased to $91.6 million for the year ended December 31, 2019 compared to $31.0 million for 2018. This was primarily attributable to an increase in interest expenses resulting from the implementation of IFRS 16.

Income tax expense
Income tax expense for the year ended December 31, 2019 amounted to $14.5 million compared to $3.0 million for 2018. The main components of this increase were (i) additional tax related to U.S. Base Erosion Anti Avoidance Tax (“BEAT”), (ii) nondeductible compensation, (iii) the release of valuation allowance against certain deferred tax assets in the prior year, partially offset by a decrease in pretax income (attributable to shareholders of the parent) of $5.3 million. The total tax expense for the year ended December 31, 2019 consisted of $11.3 million of current income tax expense incurred primarily from our Canadian operations, and $3.2 million of deferred tax expense principally due to utilization of net operating losses in the U.S., partially offset by deferred taxes associated with the amortization of concession rights.

For a comparison of financial performance for the year ended December 31, 2018 to the year ended December 31, 2017, refer to our Annual Report on Form 20-F for the year ended December 31, 2018 filed with the SEC on March 14, 2019.

B.  Liquidity and capital resources
Our primary funding sources historically have included cash from operations, and financial debt arrangements with Dufry. The balance outstanding on our long-term debt obligations with Dufry at December 31, 2019 and 2018 was $503.1 million and $492.6 million, respectively.

We believe existing cash balances, operating cash flows and our long-term financing arrangements with Dufry will provide us with adequate funds to support our current operating plan, make planned capital expenditures and fulfill our debt service requirements for the foreseeable future.

If our cash flows and capital resources are insufficient to fund our working capital, we could face substantial liquidity problems and may be forced to reduce or delay investments and capital expenditures. We currently fund our working capital requirements through facilities with Dufry. As a result, our financing arrangements and relationship with our controlling shareholder are material to our business. Nonetheless, when appropriate, we may borrow cash from third-party sources, and may also raise funds by issuing debt or equity securities, including to fund acquisitions.

Dufry Group cash pooling

For the efficient management of its short term cash and overdraft positions, Hudson participates in Dufry’s notional cash pool arrangements. At December 31, 2019, we had a deposit of $155.2 million compared to a deposit of $61.2 million at December 31, 2018, in the cash pool accounts. The increase is mainly due to working capital changes and no repayments of borrowings in 2019. The cash pool arrangement is structured such that the assets and liabilities remain in the name of the corresponding participant, i. e. no physical cash concentration occurs for the day-to-day operations. We, along with other participants in the cash pool, have pledged the cash we have each placed in the cash pool to the bank managing the cash pool as collateral to support the aggregate obligations of cash pool participants.

Share-based payments

On September 10, 2019, Hudson Ltd. granted to selected members of its senior management the Hudson Long-Term Incentive Plan (“LTI Plan”) 2019 award consisting of 405,674 Performance Share Units (“PSUs”) and 135,243 Restricted Share Units (“RSUs”, and collectively the “LTIP Units”). All LTIP Units have a service-vesting requirement through May 1, 2022, subject to certain acceleration provisions for selected participants. The PSUs are also subject to performance-vesting requirements based on the Company’s achievement of sales, EBITDA and adjusted EPS performance metrics. At grant date, the fair value of one PSU or RSU 2019 award represents the market value for one Hudson share at that date (USD 12.64), adjusted by the probability that participants comply with the ongoing contractual relationship clauses.

On October 31, 2018, Hudson Ltd. granted awards in the form of LTIP Units pursuant to the newly created Hudson Ltd. LTI Plan to selected members of senior management. The LTIP Units are composed of 25% RSUs and 75% PSUs and have a service-vesting requirement through May 1, 2021. At target, the LTIP Units represent the right to receive 580,599 Class A common shares of the Company in the aggregate. Hudson expects to deliver shares in connection with such vested and achieved awards in second quarter 2021.

On June 28, 2018, Hudson Ltd. granted awards in the form of RSUs pursuant to the Hudson Ltd. Restricted Share Unit Plan (“RSU Plan”) to certain of its employees. The RSUs were vested at grant and, in the aggregate, represent the right to receive 526,313 Class A common shares of the Company. Hudson delivered 50% of the shares in connection with such awards in first quarter 2019 and 50% in first quarter 2020. The Company purchased Class A common shares in the market to settle the awards under the RSU Plan.

Capital expenditures

Capital expenditures are our primary investing activity, and we divide them into two main categories: tangible and intangible capital expenditures. Tangible capital expenditures consists of spending on the renovation and maintenance of existing stores and the fitting out of new stores. Intangible capital expenditures consists of investments in computer software.

When contemplating investments in new concessions, we focus on profitable growth as its key investment criterion. In addition to fitting out new concessions, we expect to invest in renovation and maintenance of our existing stores, including undertaking some major refurbishment projects each year.

Our capital expenditures (on the cash basis) are presented for each of the periods below:

	FOR THE YEAR ENDED DECEMBER, 31
IN MILLIONS OF USD	2019	2018	2017
Tangible capital expenditures	57.6	65.1	79.6
Intangible capital expenditures	15.3	4.2	8.2
Total	72.9	69.3	87.8

Cash flows

The following table summarizes the cash flow for each of the periods below:

	FOR THE YEAR ENDED DECEMBER, 31
IN MILLIONS OF USD	2019	2018	2017
Net cash flows from operating activities	532.3	232.7	130.8
Net cash flows used in investing activities	(74.1)	(67.6)	(89.4)
Net cash flows from / (used in) financing activities	(376.2)	(66.3)	(92.5)
Currency translation	1.8	(2.0)	0.9
Increase / (decrease) in cash and cash equivalents	83.8	96.8	(50.2)
Cash at the beginning of period	234.2	137.4	187.6
Cash at the end of period	318.0	234.2	137.4

Cash flows from operating activities
Net cash flows from operating activities were $532.3 million for the year ended December 31, 2019, an increase of $299.6 million compared to the prior year period. The increase in net cash flows from operating activities mainly resulted from the reclassification of net capitalized lease payments from operating activities to financing activities required by IFRS 16.

Cash flows used in investing activities
Net cash used in investing activities increased to $74.1 million for the year ended December 31, 2019, as compared to $67.6 million for 2018. The increase was primarily due to an increase in capital expenditures from the purchase of intangible assets.

Cash flows used in financing activities
Net cash used in financing activities increased by $309.9 million for the year ended December 31, 2019, to $376.2 million compared to $66.3 million in 2018. The increase in cash used in financing activities was primarily attributable to the reclassification of capitalized lease payments under IFRS 16.

Internal control over financial reporting

As part of management’s assessment of its internal control over financial reporting for the fiscal year ending December 31, 2019, management identified material weaknesses in our internal controls over financial reporting, as defined in the SEC guidelines for public companies. The material weaknesses identified relate specifically to, (1) the procure to pay process and the related internal controls supporting this area, (2) management’s system of internal controls for information technology, and (3) the implementation of the new lease accounting standard IFRS 16 (remediated as of December 31, 2019). As a result, there is a reasonable possibility that a material misstatement of our consolidated financial statements will not be prevented or detected on a timely basis. We have initiated remedial measures and plan to continue to take additional measures to remediate these material weaknesses. See “Item 3. Key Information – D. Risk factors – Risks relating to our business – We have identified material weaknesses in our internal control over financial reporting as part of management’s assessment. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial results, or prevent fraud, and investor confidence in our Company and the market price of our shares may be adversely affected.”

Indebtedness

Existing debt with Dufry
At December 31, 2019 and 2018, we owed $503.1 million and $492.6 million, respectively, to Dufry pursuant to long-term financial loans (excluding current portion). We were charged $29.2 million, $30.2 million and $29.5 million in each of the years ended December 31, 2019, 2018 and 2017, respectively, in interest to Dufry. The weighted-average interest rate on our loans from Dufry for each of the years ended December 31, 2019, 2018 and 2017 was 5.7%, 5.7% and 5.7%, respectively.

Our indebtedness owed to Dufry at December 31, 2019 consisted of 17 intercompany loans with affiliates of Dufry (the “intercompany loans”), which are all on substantially similar terms and most of which are due on October 15, 2022. The following table summarizes certain information regarding the intercompany loans:

LOAN (IN MILLIONS OF USD, UNLESS NOTED)	INTEREST RATE	PRINCIPAL AMOUNT OUTSTANDING AT DECEMBER 31, 2019
Loan Agreement between Dufry Finances SNC and Dufry Newark Inc.	5.9589%	0.3
Loan Agreement between Dufry Finances SNC and Dufry Newark Inc.	5.9589%	0.6
Loan Agreement between Dufry Finances SNC and Dufry Newark Inc.	5.9589%	0.8
Loan Agreement between Dufry Finances SNC and Dufry Newark Inc.	5.9589%	2.8
Loan Agreement between Dufry International and Dufry Houston DF & Retail Part.	2.7800%	3.0
Loan Agreement between Dufry Finances SNC and Hudson Group Inc.	5.9589%	5.9
Loan Agreement between Dufry Finances SNC and Hudson Group Inc.	5.9589%	7.7
Loan Agreement between Dufry Finances SNC and Hudson Group Inc.	5.9589%	16.0
Loan Agreement between Dufry Finances SNC and Hudson Group Inc.	5.9589%	21.0
Loan Agreement between Dufry Finances SNC and Dufry North America LLC	5.9589%	39.7
Loan Agreement between Dufry Finances SNC and WDFG North America LLC	5.9589%	50.0
Loan Agreement between Dufry Finances SNC and Hudson Group Inc.	5.9589%	49.4
Loan Agreement between Dufry Finances SNC and Hudson Group Inc.	5.9589%	63.2
Loan Agreement between Dufry Finances SNC and Hudson Group Inc.	5.9589%	82.3
Loan Agreement between Dufry Finances SNC and Hudson Group Inc. 1	5.9589%	102.3
Loan Agreement between Dufry Financial Services B.V. and The Nuance Group (Canada) Inc. 2
Interest-bearing portion 2	3.8900%	CAD 65.0
Non-interest bearing portion 2	–	CAD 55.7
Loan Agreement between Dufry Financial Services B.V. and Hudson Group Canada Inc.	3.6585%	CAD 14.3

1
This loan agreement has been filed as an exhibit to this annual report. All intercompany loans are on substantially the same terms, except as noted above.
2
In connection with the Reorganization Transactions, on August 1, 2017, one of our affiliates, The Nuance Group (Canada) Inc. (“Nuance Group Canada”), a member of Hudson, entered into a CAD$195.0 million loan agreement with another affiliate of Dufry. The loan consists of a non-interest bearing portion for CAD$130.0 million and a 3.8900% portion for CAD$65.0 million. Nuance Group Canada repaid CAD$45.0 million of the non-interest bearing portion on August 1, 2017. The balance outstanding on the loan is CAD$150.0 million, of which CAD$65.0 million bears interest at 3.8900%.

Restrictions on our indebtedness
We are subject to certain of the covenants contained in Dufry’s 2.50% Senior Notes due 2024 (the “2024 Dufry Notes”), and 2.00% Senior Notes due 2027 (the “2027 Dufry Notes,” and together with the 2024 Dufry Notes, the “Dufry Notes”). We are not a guarantor under any of the Dufry Notes. However, if we or any of our subsidiaries guarantee any bank debt or public debt of Dufry in excess of $75.0 million, then we or our subsidiaries will be required to guarantee such notes; provided however, that we or our subsidiaries will only be required to guarantee such notes if, after giving effect to the guarantee of the bank debt or public debt, the aggregate principal amount of bank debt or public debt guaranteed by non-guarantor subsidiaries of Dufry exceeds EUR 500 million. Subject to certain exceptions, we are also not permitted to grant liens on any of our assets, absent certain exceptions, unless we grant a lien to secure the repayment of the Dufry Notes.

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

Uncommitted letters of credit facilities
In addition to our debt-financing arrangements with Dufry, we have local credit facilities with each of Bank of America N. A. and Credit Agricole, which we use to obtain letters of credit. We use letters of credit to secure concession fee obligations pursuant to certain of our concession agreements. On October 30, 2014 we entered into a $45 million Amended and Restated Uncommitted Letter of Credit and Loan Facility Agreement with Bank of America N. A. (as amended, the “BofA Credit Facilities”). As of December 31, 2019, $38.3 million was outstanding (including letters of credit) and $6.7 million was available for borrowing under this facility. Direct advances under the BofA Credit Facilities bear interest at the U. S. prime rate. Letters of credit under the BofA Credit Facilities are subject to an annual fee of 0.75% of the amount borrowed. On October 3, 2013 and subsequently amended, we entered into a $40 million Uncommitted Line of Credit Agreement with Credit Agricole Corporate and Investment Bank (as amended, the “Credit Agricole Credit Facilities”). As of December 31, 2019, $35.2 million was outstanding (including letters of credit) and $4.8 million was available for borrowing under this facility. Under the Credit Agricole Credit Facilities, we are required to pay a fee at a rate not to exceed 0.75% of the amount borrowed. Lenders under the BofA Credit Facilities and the Credit Agricole Credit Facilities may in their discretion decline to fund our borrowing requests thereunder.

Contractual obligations and commitments

The following table presents our long-term debt obligations and lease obligations as of December 31, 2019:

	PAYMENTS DUE BY PERIOD
IN MILLIONS OF USD	TOTAL	LESS THAN 1 YEAR	1 – 3 YEARS	4 – 5 YEARS	THEREAFTE
Long-term debt obligations 1	638.2	31.8	504.5	3.9	98.0
Lease obligations 2	1,563.1	296.6	660.2	287.0	319.3
Total	2,201.3	328.4	1,164.7	290.9	417.3

1
Includes aggregate principal amounts of financial debt outstanding to Dufry at December 31, 2019, and interest payable thereon.
2
Represents management estimates of future fixed lease payments capitalized under IFRS 16, mainly consisting of MAG payments under our concession agreements, as well as fixed storage, office and warehouse rents. For the fiscal years ended December 31, 2019, 2018 and 2017, we recorded variable rent of $136.6 million, $129.7 million, and $136.7 million, while also recording concession fees for the years ended December 31, 2018 and 2017 of $423.1 million and $399.1 million, respectively.

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

Foreign exchange risk

We are exposed to foreign exchange risk through our Canadian operations. Our Canadian sales are denominated in Canadian dollars, while expenses relating to certain products we sell in Canada are denominated in U. S. dollars. We also make a limited amount of purchases from foreign sources, which subjects us to minimal foreign currency transaction risk. As a result, our exposure to foreign exchange risk is primarily related to fluctuations between the Canadian dollar and the U. S. dollar. We are also exposed to foreign exchange fluctuations on the translation of our Canadian operating results into U. S. dollars for reporting purposes, which can affect the comparability quarter-over-quarter and year-over-year of our results. We generally benefit from natural hedging and therefore do not currently engage in material forward foreign exchange hedging.

Interest rate risk

We have a significant amount of interest-bearing liabilities related to our long term financing arrangements with Dufry, at a weighted average interest rate of 5.7% as of December 31, 2019. We do not have any material floating rate financial instruments and as such are not currently exposed to significant interest rate risk.

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

Recent accounting pronouncements

There are no recent accounting pronouncements that are expected to have a material effect on our results of operations.

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

F.  Tabular disclosure of contractual obligations
See “Item 5. Operating and Financial Review and Prospects – B. Liquidity and capital resources – Contractual obligations and commitments.”

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

NAME	AGE	POSITION	INITIAL YEAR OF APPOINTMENT	DIRECTOR OF CLASS
Juan Carlos Torres Carretero	71	Chairman of the Board of Directors	2017	Class III (term expires in 2021)
Julián Díaz González	61	Deputy Chairman of the Board of Directors	2017	Class III (term expires in 2021)
James Cohen	61	Deputy Chairman of the Board of Directors	2018	Class II (term expires in 2022)
Roger Fordyce	64	Chief Executive Officer and Director	2019	Class III (term expires in 2021)
Mary J. Steele Guilfoile	65	Director	2018	Class II (term expires in 2022)
Andrés Holzer Neumann	69	Director	2019	Class I (term expires in 2020)
Joaquín Moya-Angeler Cabrera	70	Director	2018	Class I (term expires in 2020)
James E. Skinner	66	Director	2018	Class II (term expires in 2022)
Eugenia M. Ulasewicz	66	Director	2018	Class I (term expires in 2020)
Adrian Bartella	44	Chief Financial Officer	2017	–
Brian Quinn	62	Executive Vice President and Chief Operating Officer	2017	–
Hope Remoundos	65	Executive Vice President and Chief Marketing Officer	2017	–
Michael Mullaney	54	Executive Vice President, Corporate Strategy & Business Development	2017	–
Jordi Martin-Consuegra	47	Executive Vice President, Chief Administrative Officer and Deputy Chief Executive Officer	2018	–

The following is a brief biography of each of our directors and executive officers:

Juan Carlos Torres Carretero is the Chairman of the board of directors of the Company. He was appointed to our board of directors on September 15, 2017, and has served as the Chairman of Dufry AG since 2003. Mr. Torres Carretero was a Partner at Advent International in Madrid from 1991 to 1995, and served as Managing Director and Senior Partner in charge of Advent International Corporation’s investment activities in Latin America from 1995 to 2016. He holds a MS in physics from Universidad Complutense de Madrid and a MS in management from MIT’s Sloan School of Management. Mr. Torres Carretero also serves on the board of directors of TCP Participações S. A. and Moncler S.p.A.

Julián Díaz González is the Deputy Chairman of the board of directors of the Company. He was appointed to our board of directors on September 15, 2017, and has served as a board member and the Chief Executive Officer of Dufry AG since 2004. Mr. Díaz González held various managerial and business positions at Aeroboutiques de Mexico, S. A. de C. V. and Deor, S. A. de C. V. from 1997 to 2000, and was General Manager of Latinoamericana DutyFree, S. A. de C. V. from 2000 to 2003. He holds a degree in business administration from Universidad Pontificia Comillas I.C.A.D.E., de Madrid. Mr. Díaz González also serves on the board of directors of Distribuidora Internacional de Alimentacion, S. A. (DIA).

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

Roger Fordyce is the Chief Executive Officer and a Director of the Company. He was appointed to our board of directors on January 10, 2019, and serves as a member of the Global Executive Committee of Dufry AG. Mr. Fordyce has served in a variety of roles at Hudson over the past 30 years, including as Executive Vice President and Chief Operating Officer from 2008 to 2019. Mr. Fordyce was also Senior Vice President of Operations at Hudson from 1996 to 2008. Previously, he was Vice President of Operations from 1992 to 1996. Prior to that, he served as District Manager overseeing operations in LaGuardia, Penn Station and Grand Central Station, which were acquired by Hudson in 1990. Prior to joining Hudson in 1988, Mr. Fordyce held positions as manager at Dobbs/ Aeroplex, WH Smith, and Greenman Bros. Mr. Fordyce received a bachelor of arts in psychology from SUNY Stony Brook in 1977.

Mary J. Steele Guilfoile is a Director of the Company and is the Chairwoman of its Audit Committee. Ms. Guilfoile is currently Chairman of MG Advisors, Inc., a privately owned financial services merger and acquisitions advisory and consulting firm, and is a Partner of The Beacon Group, LP, a private investment group. Ms. Guilfoile served as Executive Vice President and Corporate Treasurer at JPMorgan Chase & Co. and as Chief Administrative Officer of its investment bank from 2000 through 2002, and previously served as a Partner, CFO and COO of The Beacon Group, LLC, a private equity, strategic advisory and wealth management partnership, from 1996 through 2000. She has been a member of the boards of directors of C. H. Robinson Worldwide, Inc. since 2012, currently serving as a member of the compensation and governance committees, The Interpublic Group of Companies, Inc. since 2007, currently serving as the chair of the audit committee, and as a member of the executive and corporate governance committees and Pitney Bowes Inc., since 2018, currently serving as a member of the audit and finance committees. Ms. Guilfoile holds a bachelor’s degree in accounting from Boston College Carroll School of Management and a master’s degree in business administration from Columbia Business School, and is a certified public accountant.

Andrés Holzer Neumann is a director of the Company and also currently serves as a director of Dufry AG, Arrendadora SOHO City Center, and Altum Capital. Previously, Mr. Holzer sat on the boards of Banco Mercantil de México, the predecessor of BBVA Bancomer, from 1982 to 1999, and Latin American Airport Holdings from 2008 to 2016. Additionally, he spent most of his professional career, from 1973 to 2018, as President and CEO of Grupo Industrial Omega, S.A. de C.V., the holding company of a number of Mexican entities operating in the real estate, retail and luxury goods industries in Latin America. Mr. Holzer holds a bachelor’s degree from Boston University and an
M.B.A. from Columbia University.

Joaquín Moya-Angeler Cabrera is a Director of the Company. Mr. Moya-Angeler Cabrera has served as member of the board of directors of Redsa S. A. since 1997, Hildebrando since 2003, La Quinta Real Estate since 2003, Inmoan SL since 1989, Avalon Private Equity since 1999 and Corporación Tecnológica Andalucia since 2005. Mr. Moya-Angeler Cabrera is also currently a member of the board of directors of Palamon Capital Partners, Board of Trustees University of Almeria (chairman), Fundación Mediterránea (chairman), Spanish Association of Universities Governing Bodies (chairman) and Corporation Group Leche Pascual (Vice Chairman). Mr. Moya-Angeler Cabrera holds a master’s degree in Mathematics from the University of Madrid, a degree in economics and forecasting from the London School of Economics and Political Science and an MS in management from MIT’s Sloan School of Management.

James E. Skinner is a Director of the Company. Mr. Skinner served as Vice Chairman of The Neiman Marcus Group LLC from July 2015 until his retirement in February 2016. Mr. Skinner previously held a variety of positions at The Neiman Marcus Group LLC from 2001, including Executive Vice President, Chief Operating Officer and Chief Financial Officer. In 2000, Mr. Skinner served as Senior Vice President and Chief Financial Officer of CapRock Communications Corporation. From 1991 to 2000, Mr. Skinner served in several positions with CompUSA Inc.

including Executive Vice President and Chief Financial Officer beginning in 1994. Mr. Skinner also served as a partner with Ernst & Young LLP from 1987 until 1991. Mr. Skinner has served as a member of the board of directors of Fossil Group, Inc. since 2007, currently serving as a member of the compensation committee, Ares Commercial Real Estate Corporation since 2016, currently serving as a member of the audit committee and chairman of the compensation committee, and Acamar Partners Acquisition Corp. since 2020, currently serving as a member of the audit and compensation committees. Mr. Skinner holds a bachelor’s degree in business administration and accounting from Texas Tech University and is a certified public accountant in Texas.

Eugenia M. Ulasewicz is a Director of the Company. Ms. Ulasewicz most recently served as President of the Americas division for Burberry Ltd. from 1998 to 2013. She has been a member of the boards of directors of Bunzl PLC since 2011, serving as a member of the audit, nomination and remuneration committees, Signet Jewelers Ltd. since 2013, serving as a member of compensation committee, and Vince Holding Corporation since 2014, serving as a member of the audit committee and the chair of the compensation committee, and will become a member of the board of directors of Asos plc in April 2020. Ms. Ulasewicz holds a bachelor’s degree from the University of Massachusetts, Amherst.

Adrian Bartella is the Chief Financial Officer. Mr. Bartella has over 14 years of international finance experience. He joined Dufry AG in 2005 and has served in various positions in its Finance, Mergers and Acquisitions and Treasury before being named Global Head of Investment Control, Mergers and Acquisitions in 2010. He has served as Chief Financial Officer of Hudson since 2012. Mr. Bartella holds a degree in business administration from the European University Viadrina in Frankfurt, Germany.

Brian Quinn is an Executive Vice President and Chief Operating Officer. He is responsible for the day-to-day general management of the company. Mr. Quinn was Vice President of Operations at Hudson from 1992 to 1996. Prior to that, he was General Manager of Hudson’s LaGuardia Airport operations. Prior to joining Hudson in 1991, Mr. Quinn held positions as Regional Vice President at the Rite-Aid Corporation, Regional Vice President at Faber Coe & Gregg, and General Manager of WH Smith New York City operations. Mr. Quinn attended St. John’s University, majoring in political science.

Hope Remoundos is an Executive Vice President and the Chief Marketing Officer. Ms. Remoundos served as Senior Vice President, Sales and Marketing at Hudson from 2000 to 2016, and held positions as Director and Vice President in Sales and Marketing from 1992 to 2000. Prior to joining Hudson in 1992, Ms. Remoundos worked for over 20 years in general management, circulation and consulting roles within the publishing and advertising industry. She served as a consultant with McNamee Consulting, and was General Manager and Circulation Manager for Egg Magazine (a division of Forbes) for three years. She was also associated with Select Magazines (five years), Curtis Circulation (three years), International Musician & Recording World, and Book Digest. Ms. Remoundos graduated with honors from Fairleigh Dickinson University in 1976, receiving a bachelor of science in marketing.

Michael Mullaney is the Executive Vice President, Corporate Strategy & Business Development. Prior to joining Hudson in 2004, Mr. Mullaney served as Manager in Commercial and Business Development for the Cincinnati/ Northern Kentucky International Airport. Mr. Mullaney was previously a senior consultant with Aviation Planning Associates and TransPlan, and a member of the Florida Department of Transportation’s Multimodal System Planning Bureau. Mr. Mullaney received a bachelor of science in aviation management/ flight technology from Florida Institute of Technology in 1988.

Jordi Martin-Consuegra is an Executive Vice President, Chief Administrative Officer and Deputy Chief Executive Officer. Prior to joining Hudson in August 2018, Mr. Martin-Consuegra served in a variety of positions for Dufry AG, including Chief Resources Director from 2017 to 2018, Global Resources Director from 2012 to 2016, Global Organization and Human Resources Director from 2009 to 2012, Global Integration Director from 2008 to 2009, and Global Information Technology Director from 2005 to 2008. Mr. Martin-Consuegra holds an Executive MBA from Instituto de Empresa, Madrid, and has also received a degree in economics from Universidad Complutense de Madrid and a Bachelor of Arts in Combined Studies from University of Wolverhampton, UK.

Board of Directors

Our bye-laws provide that our board of directors shall consist of nine directors. We have nine directors, four of whom are independent directors. A director may be removed by the shareholders, in accordance with the Company’s bye-laws. See “Item 10. Additional Information – B. Memorandum of association and bye-laws.” Our board is divided into three classes that are, as nearly as possible, of equal size. Each class of directors is elected for a three-year term of office, but the terms are staggered so that the term of only one class of directors expires at each annual general meeting.

Our board of directors established an audit committee and a nomination and remuneration committee prior to the consummation of our initial public offering.

B.  Compensation

The compensation for each member of our executive management is comprised of the following elements: base salary, bonus, equity awards, contractual benefits, and pension contributions. Total amount of compensation earned and benefits in kind provided to our executive management for the fiscal year 2019 was $15.8 million, which includes compensation for Joseph DiDomizio, the former Chief Executive Officer, who left the company in January 2019. We do not currently maintain any bonus or profit-sharing plan for the benefit of the members of our executive management; however, certain members of our executive management are eligible to receive annual bonuses pursuant to the terms of their service agreements. No amount was set aside or accrued by us to provide pension, retirement or similar benefits to our executive management employees with respect to the fiscal year 2019. Total amount of compensation earned and benefits in kind provided to our non-employee directors for the fiscal year 2019 was $1.6 million.

Stock-based compensation

Restricted Share Unit award equity compensation plan

Following our initial public offering, our Board approved the Hudson Ltd. Restricted Share Unit Plan (“RSU Plan”). The principal purpose of the RSU Plan is to motivate and reward selected employees for the Company’s successful IPO of Hudson Ltd. through the granting of share-based awards. On June 28, 2018, Hudson Ltd. granted awards in the form of Restricted Share Units (“RSUs”) pursuant to the RSU Plan to certain of its employees. The RSUs were vested at grant and, in the aggregate, represent the right to receive 526,313 Class A common shares of the Company. Hudson delivered 50% of the shares in connection with such awards in first quarter 2019 and 50% in first quarter 2020. The Company purchased Class A common shares in the market to settle the awards under the RSU Plan.

Long-Term Incentive and equity compensation plan

During 2018, our Board approved the Hudson Ltd. Long-Term Incentive Plan (“LTI Plan”). The principal purpose of the LTI Plan is to attract, retain and motivate selected members of senior management through the granting of share-based compensation awards. On October 31, 2018, Hudson Ltd. granted awards in the form of RSUs and Performance Share Units (“PSUs”, and together with the RSUs, the “LTIP Units”) pursuant to the LTI Plan to selected members of senior management. The LTIP Units are composed of 25% RSUs and 75% PSUs. All LTIP Units have a service-vesting requirement through May 1, 2021, subject to certain acceleration provisions for selected participants. The PSUs are also subject to performance-vesting requirements based on the Company’s achievement of sales, EBITDA and adjusted EPS performance metrics. At target, the LTIP Units represent the right to receive 580,599 Class A common shares of the Company in the aggregate. Hudson expects to deliver shares in connection with such vested and achieved awards in second quarter 2021.

On September 10, 2019, Hudson Ltd. granted to selected members of its senior management the Hudson LTI Plan 2019 award consisting of 405,674 PSUs and 135,243 RSUs. The plan has a contractual life of 32 months and will vest on May 1, 2022. The 2019 award has substantially the same structure of service-vesting and performance-vesting requirements as the LTI Plan awards granted in 2018. Hudson expects to deliver shares in connection with such vested and achieved awards in second quarter 2022. Certain members of our senior management were granted PSU awards from Dufry in 2017. Should these Dufry PSU awards vest, they will entitle the holders to receive shares of Dufry.

C.       Board practices Audit committee
The audit committee, which consists of Ms. Guilfoile, Mr. Skinner, Ms. Ulasewicz and Mr. Moya-Angeler Cabrera, assists the board in overseeing our accounting, financial reporting and related internal controls processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. The audit committee is also responsible for reviewing and determining whether to approve certain transactions with related parties. See “Item 7. Major Shareholders and Related Party Transactions – B. Related party transactions – Related person transaction policy.” The board of directors has determined that each of Ms. Guilfoile, Mr. Skinner, Ms. Ulasewicz and Mr. Moya-Angeler Cabrera qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC, and that each of Ms. Guilfoile, Mr. Skinner, Ms. Ulasewicz and Mr. Moya-Angeler Cabrera is independent, as independence is defined under the rules of the SEC and NYSE applicable to foreign private issuers. Ms. Guilfoile was appointed to act as chairman of our audit committee.

Nomination and remuneration committee

The nomination and remuneration committee, which consists of Mr. Torres Carretero, Mr. Díaz González, Mr. Cohen, Mr. Moya-Angeler Cabrera, and Mr. Holzer Neumann assists the board in overseeing the long-term planning of appropriate appointments to the position of Chief Executive Officer, as well as establishing criteria for the selection of candidates for executive officer positions, including the position of Chief Executive Officer, and reviewing candidates to fill vacancies for executive officer positions. In addition, the nomination and remuneration committee identifies, reviews and approves corporate goals and objectives relevant to the compensation of the Chief Executive Officer and other executive officers, evaluate executive officers’ performance in light of such goals and objectives and determine each executive officer’s compensation based on such evaluation and will determine any long-term incentive component of each executive officer’s compensation. Mr. Cohen was appointed to act as chairman of our nomination and remuneration committee.

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

D.  Employees

We are responsible for hiring, training and management of employees at each of our retail locations. As of December 31, 2019, we employed 10,140 people, including both full-time and part-time employees (as compared to 10,094 at December 31, 2018). Of these employees, 8,568 were full-time employees and 1,572 were part-time employees. As of December 31, 2019, 4,319 of our employees were subject to collective bargaining agreements.

E.  Share ownership

As of March 5, 2020, members of our board of directors and our senior management held as a group 96,992 of our Class A common shares.

The following table shows the beneficial ownership of each member of our board of directors and senior management as of March 5, 2020.

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

SHARES BENEFICIALLY OWNED
NAME OF BENEFICIAL OWNER	CLASS A COMMON SHARES	%	CLASS B COMMON SHARES	%	PERCENTAGE OF TOTAL VOTING POWER1
EXECUTIVE OFFICERS AND DIRECTORS:
Juan Carlos Torres Carretero	–	–	–	–	–
Julián Díaz González	–	–	–	–	–
James Cohen	–	–	–	–	–
Roger Fordyce	*	*	–	–	*
Mary J. Steele Guilfoile	–	–	–	–	–
Andrés Holzer Neumann	–	–	–	–	–
Joaquín Moya-Angeler Cabrera	–	–	–	–	–
James E. Skinner	*	*	–	–	*
Eugenia M. Ulasewicz	*	*	–	–	*
Adrian Bartella	*	*	–	–	*
Brian Quinn	*	*	–	–	*
Hope Remoundos	*	*	–	–	*
Michael Mullaney	*	*	–	–	*
Jordi Martin-Consuegra	–	–	–	–	–

*
Indicates ownership of less than 1% of outstanding Class A common shares and less than 1% of the total voting power of all outstanding common shares.
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

Except as indicated in footnotes to this table, the following table presents the beneficial ownership of our common shares as of March 5, 2020:

	SHARES BENEFICIALLY OWNED
NAME OF BENEFICIAL OWNER	CLASS A COMMON SHARES	%	CLASS B COMMON SHARES	%	PERCENTAGE OF TOTAL VOTING POWER1
Dufry AG 2	–	-	53,093,315	100.00	93.1
Clearbridge Investments, LLC 3	4,083,003	10.38	-	-	0.7
Brown Advisory, Incorporated4	3,554,305	9.03	-	-	0.6
JPMorgan Chase & Co. 5	3,464,998	8.81	-	-	0.6
Baron Capital Management, Inc. 6	3,000,000	7.62	-	-	0.5
TimesSquare Capital Management, LLC 7	2,724,870	6.93	-	-	0.5

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
3
As reported on Form 13G filed with the SEC on February 14, 2020. The address of ClearBridge Investments, LLC is 620 8th Avenue, New York, NY 10018.
4
As reported on Form 13G filed with the SEC on February 14, 2020, consists of Class A common shares owned by Brown Advisory Incorporated (“BAI”), Brown Investment Advisory & Trust Company (“BIATC”) and Brown Advisory LLC (“BALLC”). BAI may be deemed to beneficially own 3,554,305 Class A common shares, BALLC may be deemed to beneficially own 3,516,156 Class A common shares and BIATC may be deemed to beneficially own 38,149 Class A common shares. The address for each of BAI, BIATC, and BALLC is 901 South Bond Street, Suite #400, Baltimore, Maryland 21231.
5
As reported on Form 13G filed with the SEC on January 15, 2020. The address of JP Morgan Chase & Co is 383 Madison Avenue, New York, NY 10017.
6
As reported on Form 13G filed with the SEC on February 14, 2020, consists of Class A common shares owned by Baron Capital Group, Inc. (“BCG”), BAMCO, Inc. (“BAMCO”), Ronald Baron and Baron Small Cap Fund (“BSC”). Each of BCG, BAMCO, and Mr. Baron may be deemed to beneficially own 3,000,000 Class A common shares. BSC may be deemed to beneficially own 3,000,000 Class A common shares. The address for each of BCG, BAMCO, Mr. Baron, and BSC is 767 Fifth Avenue, 49th Floor, New York, NY 10153.
7
As reported on Form 13G filed with the SEC on February 14, 2020. The address of TimesSquare Capital Management, LLC is 7 Times Square, 42nd Floor, New York, NY 10036.

As of March 5, 2020, we had 4 shareholders of record. One record holder, CEDE & CO., a nominee of The Depository Trust Company, was a resident of the United States, which held an aggregate of 39,284,149 of our Class A common shares, representing approximately 42.5% of our outstanding common shares. Since some of the shares are held by nominees, the number of shareholders may not be representative of the number of beneficial owners.

B. Related party transactions

Transactions with Dufry Supply

Dufry is one of our largest suppliers of products. In particular, Dufry is the largest supplier of products for our duty free operations, including liquors and perfumes. For the years ended December 31, 2019, 2018 and 2017, $88.0 million, $82.5 million and $67.4 million, respectively, of cost of goods sold was attributable to purchases of products from Dufry. We expect Dufry to continue to supply us with products as contemplated by the Master Relationship Agreement entered into in connection with our initial public offering. See “– Other agreements with Dufry – Master relationship agreement.”

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

We recorded $15.1 million, $15.2 million and $50.6 million in net expenses for all such services, respectively, for the years ended December 31, 2019, 2018 and 2017.

Treasury operations

We have historically been an integral part of Dufry’s global treasury and cash management operations. We also participate in Dufry Group’s cash pooling arrangement. See “Item 5. Operating and Financial Review and Prospects – B. Liquidity and capital resources – Dufry group cash pooling.”

At December 31, 2019, 2018 and 2017, we owed $503.1 million, $492.6 million and $520.4 million, respectively, to Dufry pursuant to long-term financial loans (excluding current portion). We were charged $29.2 million, $30.2 million and $29.5 million in each of the years ended December 31, 2019, 2018 and 2017, respectively, in interest to Dufry. The weighted-average annual interest rate on our loans from Dufry for the years ended December 31, 2019, 2018 and 2017 was 5.7%, 5.7% and 5.7%, respectively per year. For further details, see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and capital resources – Indebtedness.”

We currently borrow from Dufry, engage in cash pooling with other Dufry entities and receive other treasury services from Dufry, in each case as contemplated by the Master Relationship Agreement entered into in connection with our initial public offering. See “– Other agreements with Dufry – Master relationship agreement.”

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

Transactions with entities controlled by Mr. James Cohen

During the years ended December 31, 2019, 2018 and 2017, we paid $16.5 million, $18.9 million and $20.7 million, respectively, to Hudson News Distributors, LLC and Hudson RPM Distributors, LLC, which are entities controlled by Mr. James Cohen, for the supply of magazines and other periodicals. We do not have a long-term distribution contract with these entities, but we expect to continue purchasing magazines and other periodicals from them. Mr. Cohen is the former controlling shareholder of our business, is a current shareholder of Dufry and a member of a group of shareholders that hold or control approximately 15% of Dufry’s issued and outstanding shares, and was a member of Dufry’s board of directors from 2009 until April 2016. Mr. Cohen is invited to attend meetings of

Dufry’s board of directors as a guest of the chairman from time to time. Mr. Cohen is a Deputy Chairman of the board of directors of the Company.

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
–
a 10% beneficial owner of the Company’s voting securities or any immediate family member of such owner; and
–
enterprises in which a substantial interest in the voting power is owned, directly or indirectly by a person described in any of the immediately preceding four bullet points or over which such a person is able to exercise significant influence.

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

B.  Significant changes

A discussion of the significant changes in our business can be found under “Item 4. Information on the Company– B. Business overview.”

ITEM 9. THE OFFER AND LISTING
A.  Offering and listing details
Not applicable.

B.  Plan of distribution
Not applicable.

C.  Markets
On February 5, 2018, we completed our initial public offering and listed our common shares on the New York Stock Exchange (the “NYSE”).

Our common shares have been listed on the NYSE under the symbol “HUD” since February 1, 2018.

D.  Selling shareholders
Not applicable.

E.  Dilution
Not applicable.

F.  Expenses of the issue
Not applicable.

ITEM 10. ADDITIONAL INFORMATION
A.  Share capital
Not applicable.

B.  Memorandum of association and bye-laws
The following is a description of the material terms of our bye-laws and memorandum of association. The following description may not contain all of the information that is important to you and we therefore refer you to our bye-laws and memorandum of association, copies of which are filed as exhibits to this annual report on Form 20-F.

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

A register of holders of the common shares is maintained by Conyers Corporate Services (Bermuda) Limited in Bermuda, and a branch register will be maintained in the United States by Computershare Trust Company, N. A., who serves as branch registrar and transfer agent. As of March 5, 2020, there were issued and outstanding 39,344,699 Class A common shares, par value $0.001 per share, and 53,093,315 Class B common shares, par value $0.001 per share. As of March 5, 2020, our authorized share capital consisted of 2,000,000,000 Class A common shares, par value $0.001 per share, 1,000,000,000 Class B common shares, par value $0.001 per share, and 100,000,000 undesignated preference shares, par value $0.001 per share.

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

Under Bermuda law, we may not declare or pay any dividends if there are reasonable grounds for believing that (i) we are, or after the payment of such dividends would be, unable to pay our liabilities as they become due, or (ii) the realizable value of our assets would thereby be less than our liabilities. There are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to
U. S. residents who are holders of our common shares.

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

Comparison of Bermuda Corporate Law and U. S. Corporate Law

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

Subject to Section 14 of the Securities Act, which renders void any waiver of the provisions of the Securities Act, our bye-laws contain a provision by virtue of which our shareholders waive any claim or right of action that they have, both individually and on our behalf, against any director or officer in relation to any action or failure to take action by such director or officer, except in respect of any fraud or dishonesty of such director or officer. The operation of this provision as a waiver of the right to sue for violations of federal securities laws may be unenforceable in U. S. courts.

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

E.  Taxation

U. K. Tax considerations
The following is a general summary of material U. K. tax considerations relating to the ownership and disposal of Class A common shares. The comments set out below are based on current U. K. tax law as applied in England and Wales, and our understanding of HM Revenue & Customs (“HMRC”) practice (which may not be binding on HMRC) as at the date of this summary, both of which are subject to change, possibly with retrospective effect. They are intended as a general guide and apply to you only if you are a “U. S. Holder” (as defined in the section entitled “Material U. S. federal income tax considerations”). This summary only applies to you if you are not resident in the U. K. for U. K. tax purposes and do not hold Class A common shares for the purposes of a trade, profession, or vocation that you carry on in the U. K. through a branch, agency, or permanent establishment in the U. K. and if you hold Class A common shares as an investment for U. K. tax purposes and are not subject to special rules.

This summary does not address all possible tax consequences relating to an investment in Class A common shares. In particular it does not cover the U. K. inheritance tax consequences of holding Class A common shares. This summary is for general information only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular investor. Holders of Class A common shares are strongly urged to consult their tax advisers in connection with the U. K. tax consequences of their investment in Class A common shares.

U. K. tax residence

We intend to continue to centrally manage and control our affairs from the U. K., such that we are resident for tax purposes solely in the U. K.

U. K. taxation of dividends

We will not be required to withhold amounts on account of U. K. tax at source when paying a dividend in respect of Class A common shares.

U. S. Holders who hold their Class A common shares as an investment and not in connection with any trade carried on by them should not be subject to U. K. tax in respect of any dividends.

U. K. taxation of capital gains

An individual holder who is a U. S. Holder should generally not be liable to U. K. capital gains tax on capital gains realized on the disposal of his or her Class A common shares unless such holder carries on a trade, profession or vocation in the U. K. through a branch or agency in the U. K. to which the Class A common shares are attributable and subject to the below exception.

An individual holder of Class A common shares who is temporarily non-resident for U. K. tax purposes will, in certain circumstances, become liable to U. K. tax on capital gains in respect of gains realized while he or she was not resident in the U. K.

A corporate holder of Class A common shares that is a U. S. Holder should not be liable for U. K. corporation tax on chargeable gains realized on the disposal of Class A common shares unless it carries on a trade in the U. K. through a permanent establishment to which the Class A common shares are attributable.

Stamp duty and stamp duty reserve tax

No stamp duty reserve tax should be payable on any agreement to transfer Class A common shares, provided that Class A common shares are not registered in a register kept on our behalf in the U. K. and that Class A common shares are not paired with shares issued by a U. K. incorporated company. It is not intended that such a register will be kept in the U. K. or that Class A common shares will be paired with shares issued by a U. K. incorporated company.

No stamp duty should be payable on a transfer of Class A common shares by electronic book-entry through the facilities of DTC without an instrument of transfer. No stamp duty should be payable on a transfer of Class A common shares by way of an instrument of transfer provided that (i) any instrument of transfer is not executed in the U. K. and (ii) such instrument of transfer does not relate to any property situated, or any matter or thing done or to be done, in the U. K.

Material U. S. federal income tax considerations
The following is a description of the material U. S. federal income tax consequences to the U. S. Holders, as defined below, of owning and disposing our common shares. It does not describe all tax considerations that may be relevant to a particular person’s decision to acquire common shares.

This discussion applies only to a U. S. Holder that holds common shares as capital assets for U. S. federal income tax purposes. In addition, it does not describe all of the U. S. federal income tax consequences that may be relevant in light of the U. S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Code known as the Medicare contribution tax and tax consequences applicable to U. S. Holders subject to special rules, such as:
–
certain financial institutions;
–
dealers or traders in securities who use a mark-to-market method of tax accounting;
–
persons holding common shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the common shares;
–
persons whose functional currency for U. S. federal income tax purposes is not the U. S. dollar;
–
entities classified as partnerships for U. S. federal income tax purposes;
–
tax-exempt entities, including an “individual retirement account” or “Roth IRA”;
–
persons that own or are deemed to own ten percent or more of our shares, by vote or value; or
–
persons holding common shares in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U. S. federal income tax purposes holds common shares, the U. S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding common shares and partners in such partnerships should consult their tax advisers as to the particular U. S. federal income tax consequences of owning and disposing of the common shares.

This discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the U. K. and the United States (the “Treaty”) all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect.
–
A “U. S. Holder” is a holder who, for U. S. federal income tax purposes, is a beneficial owner of common shares, who is eligible for the benefits of the Treaty and who is:
–
an individual that is a citizen or resident of the United States;
–
a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
–
an estate or trust the income of which is subject to U. S. federal income taxation regardless of its source.

U. S. Holders should consult their tax advisers concerning the U. S. federal, state, local and non-U. S. tax consequences of owning and disposing of common shares in their particular circumstances.

This discussion assumes that we are not, and will not become, a passive foreign investment company (a “PFIC”), as described below.

Taxation of distributions

Distributions paid on common shares, other than certain pro rata distributions of common shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U. S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U. S. federal income tax principles, we expect that distributions generally will be reported to U. S. Holders as dividends. For so long as our common shares are listed on the NYSE or we are eligible for benefits under the Treaty, dividends paid to certain non-corporate U. S. Holders will be eligible for taxation as “qualified dividend income” and therefore, subject to applicable limitations, will be taxable at rates not in excess of the long-term capital gain rate applicable to such U. S. Holder. U. S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances. The amount of a dividend will include any amounts withheld by us in respect of U. K. income taxes. The amount of the dividend will be treated as foreign-source dividend income to U. S. Holders and will not be eligible for the dividends-received deduction generally available to U. S. corporations under the Code. Dividends will be included in a U. S. Holder’s income on the date of the U. S. Holder’s receipt of the dividend. The amount of any dividend income paid in euros will be the U. S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U. S. dollars at that time. If the dividend is converted into U. S. dollars on the date of receipt, a U. S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U. S. Holder may have foreign currency gain or loss if the dividend is converted into U. S. dollars after the date of receipt.

Subject to applicable limitations, some of which vary depending upon the U. S. Holder’s particular circumstances,
U. K. income taxes withheld from dividends on common shares at a rate not exceeding the rate provided by the Treaty will be creditable against the U. S. Holder’s U. S. federal income tax liability. The rules governing foreign tax credits are complex and U. S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U. S. Holders may, at their election, deduct foreign taxes, including any U. K. income tax, in computing their taxable income, subject to generally applicable limitations under U. S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale or other disposition of common shares

For U. S. federal income tax purposes, gain or loss realized on the sale or other disposition of common shares will be capital gain or loss, and will be long-term capital gain or loss if the U. S. Holder held the common shares for more than one year. The amount of the gain or loss will equal the difference between the U. S. Holder’s tax basis in the common shares disposed of and the amount realized on the disposition, in each case as determined in U. S. dollars. This gain or loss will generally be U. S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations.

Passive foreign investment company rules

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.”

Based on our current operations, income, assets and certain estimates and projections, including as to the relative values of our assets, we believe that we were not a PFIC for U. S. federal income tax purposes for our taxable year ending December 31, 2019 and do not expect to become a PFIC in the foreseeable future. If we were a PFIC for any year during which a U. S. Holder holds common shares, we generally would continue to be treated as a PFIC with respect to that U. S. Holder for all succeeding years during which the U. S. Holder holds common shares, even if we ceased to meet the threshold requirements for PFIC status.

If we were a PFIC for any taxable year during which a U. S. Holder held common shares (assuming such U. S. Holder has not made a timely election described below), gain recognized by a U. S. Holder on a sale or other disposition (including certain pledges) of the common shares would be allocated ratably over the U. S. Holder’s holding period for the common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received by a U. S. Holder on its common shares exceeds 125% of the average of the annual distributions on the common shares received during the preceding three years or the U. S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. If we were a PFIC, certain elections may be available that would result in alternative tax consequences (such as mark-to-market treatment) of owning and disposing the common shares. U. S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

In addition, if we were a PFIC or, with respect to a particular U. S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U. S. Holders would not apply.

If a U. S. Holder owns common shares during any year in which we are a PFIC, the holder generally must file annual reports containing such information as the U. S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, generally with the holder’s federal income tax return for that year.

U. S. Holders should consult their tax advisers concerning our potential PFIC status and the potential application of the PFIC rules.

Information reporting and backup withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U. S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U. S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the
U. S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U. S. Holder will be allowed as a credit against the holder’s U. S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Information with respect to foreign financial assets

Certain U. S. Holders who are individuals (and certain entities) may be required to report information on their U. S. federal income tax returns relating to an interest in our common shares, subject to certain exceptions (including an exception for common shares held in accounts maintained by certain U. S. financial institutions). U. S. Holders should consult their tax advisers regarding the effect, if any, of this legislation on their ownership and disposition of the common shares.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
A.  Material modifications to instruments
Not applicable.

B.  Material modifications to rights
Not applicable.

C.  Withdrawal or substitution of assets
Not applicable.

D.  Change in trustees or paying agents
Not applicable.

E.  Use of proceeds
Not applicable.

ITEM 15. CONTROLS AND PROCEDURES
A.  Disclosure controls and procedures
As of December 31, 2019, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2019, our disclosure controls and procedures were not effective due to the material weaknesses in our internal control over financial reporting identified in the (1) the procure to pay process and the related internal controls supporting this area and (2) management’s application of internal controls for information technology. In addition, management identified and remediated as of December 31, 2019, a material weakness in our internal control over financial reporting in the implementation of the new lease accounting standard IFRS 16. These material weaknesses are described below and in “Item 5. Operating and Financial Review and Prospects – B. Liquidity and capital resources – Internal control over financial reporting.”

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019. In making this assessment, it used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), the 2013 Framework.

Based on this evaluation, our management concluded that, as of December 31, 2019, our internal control over financial reporting was not effective due to the identified material weaknesses, as described below and in “Item 5. Operating and Financial Review and Prospects – B. Liquidity and capital resources – Internal control over financial reporting.” A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Management identified material weaknesses in internal control over financial reporting as of December 31, 2019 over the (1) the procure to pay process and the related internal controls supporting this area, (2) management’s system of internal controls for information technology. In addition, management identified and remediated as of December 31, 2019, a material weakness in our internal control over financial reporting in the implementation of the new lease accounting standard IFRS 16.

Significant progress was made in remediating the material weakness from fiscal year 2018 related to the procure to pay process but was not fully remediated. Issues specifically related to, (1) a lack of appropriate controls over the design and operating effectiveness of the purchasing process, including lack of proper segregation of duties;
(2) a lack of formal policies and procedures related to invoice payment authorization; (3) and a lack of adequate review over certain accounts payable functions, including vendor setup and maintenance.

The material weakness related to information technology general controls (“ITGCs”) was in the areas of (1) access to applications and data, (2) program change-management and (3) information technology operations and backups for applications supporting substantially all of the Company’s internal control processes. As a result of the pervasive impact of the ineffective ITGCs on the IT applications, internal controls related to business processes (automated and IT dependent manual) and information produced by those IT applications that are dependent on effective ITGCs are also deemed ineffective. We believe that these control deficiencies were the result of a combination of factors including limitations of older legacy applications and information technology control processes lacking sufficient documentation and monitoring.

The material weakness in the IFRS 16 implementation process, and specifically as it relates to the execution of the controls over the application of the accounting standard literature regarding the determination of the in-substance fixed payments, originated in 2019 interim periods prior to December 31, 2019. In our assessment of the effectiveness of internal controls over financial reporting as of December 31, 2019, the deficiency in our internal controls relating to the implementation of the new lease accounting standard IFRS 16 was fully remediated.

The material weaknesses did not result in a restatement of our prior year financial statements. As previously disclosed in the September 30, 2019 Interim Report, furnished on November 4, 2019, the Company determined that adjustments to certain of its previously issued interim financial statements were necessary, and the published March 31, 2019 and June 30, 2019 interim financial statements could no longer be relied upon. The adjustments related to the implementation of the new accounting standard adopted upon transition to IFRS 16.

C.  Remediation Efforts to Address Material Weakness
To remediate the material weaknesses in our internal controls over financial reporting described above, we have initiated remedial measures in 2019 and are taking additional measures to remediate these material weaknesses.

For the procure to pay process material weakness, first, we implemented and are continue to roll out an enhanced purchase order process for merchandise purchases which are designed to ensure that (i) appropriate levels of management approve each purchase order with tiered thresholds, and (ii) duties related to the approval of purchase orders, receipt of goods, and invoice management are appropriately segregated. In fiscal year 2019, this enhanced process was rolled out to locations representing approximately 40% of sales. In our assessment of the effectiveness of internal controls over financial reporting as of December 31, 2019, the internal controls of this enhanced process were implemented effectively at these locations. We began the implementation of a new enterprise resource planning software, expected to be fully rolled out over the next two years, which will further expand the coverage from the roll out of an enhanced purchase order process. Second, we implemented accounts payable software designed to automate and streamline invoice processing, review and approval workflows for non-merchandising invoices. Third, a new invoice approval matrix was fully implemented in fiscal year 2019, which was also integrated in the accounts payable automation software described above. Fourth, new controls were implemented to strengthen the vendor set up and maintenance process, including controls relating to the appropriate segregation of duties between vendor set-up and invoice processing, and by requiring a separate reviewer of information entered into the accounts payable system. Fifth, new controls over the review and approval of invoices for payment were implemented. In fiscal year 2020, we plan on remediating existing system limitations on select data fields and completing a role redesign in the current enterprise resource planning software to enforce segregation of duties. While we believe efforts made in fiscal year 2019 reduced the risk of material misstatement, this material weakness was not fully remediated.

In fiscal year 2020, for the material weakness related to information technology general controls (“ITGCs”) supporting substantially all of the Company’s internal control processes including internal controls related to business processes (automated and IT dependent manual) and information produced by those IT applications that are dependent on effective ITGCs, we plan to enhance application user access provisioning and termination controls and segregation of duties analyses. In addition, we plan to enhance monitoring to strengthen application change, configuration, and back-up management controls. Lastly, we plan to provide enhanced training to information technology personnel on the importance of information technology general controls over financial reporting.

The internal control deficiency relating to the implementation of the new lease accounting standard IFRS 16 was fully remediated, in our assessment of the effectiveness of internal controls over financial reporting as of December 31, 2019.

D.  Attestation Report of the Registered Public Accounting Firm

To the Shareholders and Board of Directors of Hudson Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited Hudson Ltd.’s (the Company) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weaknesses described below on the achievement of the objectives of the control criteria, Hudson Ltd. has not maintained effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment.

(i)
Ineffective information technology general controls (“ITGCs”) in the areas of access to applications and data, program change-management and information technology operations and back up for applications supporting substantially all of the Company’s internal control processes. As a result of the pervasive impact of the ineffective ITGCs on the IT applications, internal controls related to business processes (automated and IT dependent manual) and information produced by those IT applications that are dependent on effective ITGCs are also deemed ineffective due to the potential adverse impact of the ineffective ITGCs.
(ii)
Ineffective controls related to the procure to pay process, including a lack of (1) appropriate controls over the design and operating effectiveness of the purchasing process, including lack of proper segregation of duties; (2) formal policies and procedures related to invoice payment authorization; (3) adequate review over certain accounts payable functions, including vendor setup and maintenance.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2019 consolidated financial statements, and this report does not affect our report dated March 11, 2020, which expressed an unqualified opinion thereon.

Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitation of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young AG

We have served as the Company’s auditor since 2017.

Basel, Switzerland
March 11, 2020

E.  Changes in internal control over financial reporting
Except as disclosed above in the remediation efforts to address the material weaknesses, there have been no changes in internal control over financial reporting during the year ended December 31, 2019 that have materially affected, or reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
The audit committee is chaired by Ms. Guilfoile and includes Mr. Skinner, Ms. Ulasewicz and Mr. Moya-Angeler Cabrera. The Audit committee assists the board in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. The audit committee is also responsible for reviewing and determining whether to approve certain transactions with related parties. See “Item 7. Major Shareholders and Related Party Transactions – B. Related party transactions – Related person transaction policy.” Our board has determined that each of Ms. Guilfoile, Mr. Skinner, Ms. Ulasewicz and Mr. Moya-Angeler Cabrera is independent within the meaning of the independence requirements contemplated by Rule 10A-3 under the Exchange Act and NYSE and SEC rules applicable to foreign private issuers. Our board of directors has further determined that each of Ms. Guilfoile, Mr. Skinner, Ms. Ulasewicz and Mr. Moya-Angeler Cabrera has the professional experience and knowledge to qualify as “audit committee financial experts” as defined by SEC rules.

ITEM 16B. CODE OF ETHICS
We adopted a code of business conduct and ethics applicable to the board of directors and all employees. Since its effective date on September 28, 2017, we have not waived compliance with or amended the code of conduct.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table describes the amounts we incurred from Ernst & Young AG, an independent registered public accounting firm, for audit and other services performed in fiscal years 2019 and 2018.

IN MILLIONS OF USD	2019	2018
Audit fees	1.9	1.9
Audit-related fees	0.4	0.9
Tax fees	N/A	N/A
All other fees	N/A	N/A

Audit fees

Audit fees are fees billed for professional services rendered by the principal accountant for the audit of the registrant’s annual consolidated financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years. It includes the audit of our Consolidated Financial Statements and other services that generally only the independent accountant reasonably can provide, such as comfort letters, statutory audits, consents and assistance with and review of documents filed with the SEC.

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

Tax fees

Tax fees are fees billed for professional services for tax compliance, tax advice and tax planning. There were no tax fees in 2019 or 2018.

All other fees

There were no other fees in 2019 or 2018.

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

ITEM 18. FINANCIAL STATEMENTS
Financial Statements are filed as part of this annual report, see pages F-1 to F-61 to this annual report.

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

2.2	Description of Securities of Hudson Ltd.
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

8.1	List of subsidiaries.
11.1	Code of business conduct and ethics (incorporated herein by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F filed with the SEC on March 15, 2018).
12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
14.1	Consent of Ernst & Young AG.
101. INS*	XBRL Instance Document
101. SCH*	XBRL Taxonomy Extension Schema Document
101. CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101. DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101. LAB*	XBRL Taxonomy Extension Label Linkbase Document
101. PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HUDSON LTD.

By:	/s/ Roger Fordyce
Name: Roger Fordyce
Title: Chief Executive Officer

By:	/s/ Adrian Bartella
Name: Adrian Bartella
Title: Chief Financial Officer

Date: March 11, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Hudson Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Hudson Ltd. (the Company) as of December 31, 2019 and 2018, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 11, 2020 expressed an adverse opinion thereon.

Adoption of New Accounting Standard

As discussed in Note 2.5 to the consolidated financial statements, the Company changed its method for accounting for leases in 2019.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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
March 11, 2020

HUDSON

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the years ended December 31, 2019, 2018 and 2017

IN MILLIONS OF USD (EXCEPT PER SHARE AMOUNTS)	NOTE	2019	RECLASSIFIED 2018*	RECLASSIFIED 2017*
Turnover	7	1,953.7	1,924.2	1,802.5
Cost of sales		(699.4)	(698.5)	(680.3)
Gross profit		1,254.3	1,225.7	1,122.2
Lease expenses	8	(131.2)	(428.6)	(402.4)
Personnel expenses		(445.3)	(411.1)	(371.3)
Other expenses	9	(166.9)	(158.9)	(179.7)
Depreciation, amortization and impairment	10	(363.5)	(128.9)	(108.7)
Operating profit		147.4	98.2	60.1
Finance income	11	4.7	2.5	1.9
Finance expenses	11	(91.6)	(31.0)	(30.2)
Foreign exchange gain / (loss)		0.3	(0.9)	0.5
Profit / (loss) before tax		60.8	68.8	32.3
Income tax benefit / (expense)	12	(14.5)	(3.0)	(42.9)
Net profit / (loss)		46.3	65.8	(10.6)

OTHER COMPREHENSIVE INCOME
Exchange differences on translating foreign operations		14.6	(20.1)	26.8
Total other comprehensive income / (loss) that may be reclassified to profit or loss in subsequent periods, net of tax		14.6	(20.1)	26.8

Total other comprehensive income / (loss), net of tax		14.6	(20.1)	26.8

Total comprehensive income / (loss), net of tax		60.9	45.7	16.2

NET PROFIT / (LOSS) ATTRIBUTABLE TO
Non-controlling interests		33.6	36.3	29.8
Equity holders of the parent		12.7	29.5	(40.4)

TOTAL COMPREHENSIVE INCOME / (LOSS) ATTRIBUTABLE TO
Non-controlling interests		33.6	36.3	29.8
Equity holders of the parent		27.3	9.4	(13.6)

EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT
Basic earnings / (loss) per share in USD	20.4	0.14	0.32	(0.44)
Diluted earnings / (loss) per share in USD	20.4	0.14	0.32	(0.44)

*
In conjunction with the implementation of IFRS 16, Hudson adopted a new structure for the consolidated statements of comprehensive income. The comparative figures were reclassified accordingly (see note 2.4)

HUDSON

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
at December 31, 2019 and 2018

IN MILLIONS OF USD	NOTE	31.12.2019	31.12.2018
ASSETS
Property, plant and equipment	13	227.3	243.0
Right-of-use assets*	14	1,330.2	–
Intangible assets	15	283.9	301.6
Goodwill	15	324.7	315.0
Investments in associates	16	6.5	6.5
Deferred tax assets	26	79.9	83.9
Other non-current assets	17	33.9	27.4
Non-current assets		2,286.4	977.4

Inventories	18	185.2	190.7
Trade receivables		0.5	1.3
Other accounts receivable	19	54.0	46.8
Income tax receivables		2.7	0.8
Cash and cash equivalents		318.0	234.2
Current assets		560.4	473.8

Total assets		2,846.8	1,451.2

LIABILITIES AND SHAREHOLDERS’ EQUITY
Equity attributable to equity holders of the parent	20	579.6	552.1
Non-controlling interests	21	79.2	84.8
Total equity		658.8	636.9

Borrowings	22, 24	503.1	492.6
Lease obligations*	23, 24	1,098.1	–
Deferred tax liabilities	26	38.4	40.0
Post-employment benefit obligations	27	1.5	1.0
Other non-current liabilities	25	0.7	–
Non-current liabilities		1,641.8	533.6

Trade payables		124.6	105.5
Borrowings	22, 24	45.9	51.4
Lease obligations*	23, 24	245.8	–
Income tax payables		1.4	2.3
Other liabilities	25	128.5	121.5
Current liabilities		546.2	280.7

Total liabilities		2,188.0	814.3
Total liabilities and shareholders’ equity		2,846.8	1,451.2

*
Hudson adopted the new lease standard IFRS 16 as of January 1, 2019. The non-current and current lease obligations represent the present value of Hudson's remaining lease payments from concession and other lease agreements. At the same time, Hudson recognized a right-of-use asset, which as of January 1, 2019, equaled the lease obligations less accrued lease expense and which will be depreciated over the remaining lease term. For additional information please refer to notes 2, 14 and 24.

HUDSON

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the years ended December 31, 2019, 2018 and 2017

		ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT
2019 IN MILLIONS OF USD	NOTE	SHARE CAPITAL	TREASURY SHARES	TRANS- LATION RESERVES	RETAINED EARNINGS	SHARE- HOLDERS' EQUITY	NON-CON- TROLLING INTERESTS	TOTAL EQUITY
Balance at January 1, 2019		0.1	(2.0)	0.4	553.6	552.1	84.8	636.9
Net profit / (loss)		–	–	–	12.7	12.7	33.6	46.3
Other comprehensive income / (loss)		–	–	14.6	–	14.6	–	14.6
Total comprehensive income / (loss) for the period		–	–	14.6	12.7	27.3	33.6	60.9
TRANSACTIONS WITH OR DISTRIBUTIONS TO SHAREHOLDERS
Dividends to non-controlling interests		–	–	–	–	–	(43.3)	(43.3)
Purchase of treasury shares	20.2	–	(2.7)	–	–	(2.7)	–	(2.7)
Assignment of share-based payment plans	20.3	–	3.6	–	(9.0)	(5.4)	–	(5.4)
Share-based payments	20.3	–	–	–	5.3	5.3	–	5.3
Income tax on equity transactions		–	–	–	3.0	3.0	–	3.0
Total transactions with or distributions to owners		–	0.9	–	(0.7)	0.2	(43.3)	(43.1)
CHANGES IN OWNERSHIP INTERESTS IN SUBSIDIARIES
Changes in participation of non-controlling interests	21	–	–	–	–	–	4.1	4.1
Balance at December 31, 2019		0.1	(1.1)	15.0	565.6	579.6	79.2	658.8

HUDSON

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)
for the years ended December 31, 2019, 2018 and 2017

		ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT
2018 IN MILLIONS OF USD	NOTE	SHARE CAPITAL	TREASURY SHARES	TRANS- LATION RESERVES	RETAINED EARNINGS	SHARE- HOLDERS' EQUITY	NON-CON- TROLLING INTERESTS	TOTAL EQUITY
Balance at January 1, 2018 1		0.1	–	20.5	473.1	493.7	78.7	572.4
Net profit / (loss)		–	–	–	29.5	29.5	36.3	65.8
Other comprehensive income / (loss)		–	–	(20.1)	–	(20.1)	–	(20.1)
Total comprehensive income / (loss) for the period		–	–	(20.1)	29.5	9.4	36.3	45.7
TRANSACTIONS WITH OR DISTRIBUTIONS TO SHAREHOLDERS
Dividends to non-controlling interests		–	–	–	–	–	(45.7)	(45.7)
Purchase of treasury shares	20.2	–	(2.0)	–	–	(2.0)	–	(2.0)
Proceeds from restructuring		–	–	–	60.1	60.1	–	60.1
Transaction costs for equity instruments		–	–	–	(15.4)	(15.4)	–	(15.4)
Share-based payments	20.3	–	–	–	12.7	12.7	–	12.7
Income tax on equity transactions		–	–	–	(6.4)	(6.4)	–	(6.4)
Total transactions with or distributions to owners		–	(2.0)	–	51.0	49.0	(45.7)	3.3
CHANGES IN OWNERSHIP INTERESTS IN SUBSIDIARIES
Changes in participation of non-controlling interests	21	–	–	–	–	–	15.5	15.5
Balance at December 31, 2018		0.1	(2.0)	0.4	553.6	552.1	84.8	636.9

1
Although the restructuring of Hudson took place on February 1, 2018, the respective opening balances of the interim consolidated statement of changes in equity are presented as if these transactions took place before January 1, 2018.

2017 IN MILLIONS OF USD	NOTE	SHAREHOLDERS' EQUITY	NON-CONTROL-LING INTERESTS	TOTAL EQUITY
Balance at January 1, 2017		658.2	72.2	730.4
Net profit / (loss)		(40.4)	29.8	(10.6)
Other comprehensive income / (loss)		26.8	–	26.8
Total comprehensive income / (loss) for the period		(13.6)	29.8	16.2
TRANSACTIONS WITH OR DISTRIBUTIONS TO SHAREHOLDERS
Dividends to non-controlling interests		–	(34.3)	(34.3)
Common control transaction		(154.7)	–	(154.7)
Share-based payments	20.3	4.6	–	4.6
Income tax on equity transactions		(0.2)	–	(0.2)
Total transactions with or distributions to owners		(150.3)	(34.3)	(184.6)
CHANGES IN OWNERSHIP INTERESTS IN SUBSIDIARIES
Changes in participation of non-controlling interests	21	(0.6)	11.0	10.4
Balance at December 31, 2017		493.7	78.7	572.4

HUDSON

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2019, 2018 and 2017

IN MILLIONS OF USD	NOTE	2019	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Profit / (loss) before tax		60.8	68.8	32.3

ADJUSTMENTS FOR
Depreciation, amortization and impairment	10	363.5	128.9	108.7
Loss / (gain) on sale of non-current assets		2.6	1.5	3.3
Increase / (decrease) in allowances and provisions		0.7	5.2	5.0
Loss / (gain) on foreign exchange differences		(0.3)	0.7	(0.5)
Other non-cash items		8.6	3.6	4.6
Finance income	11	(4.7)	(2.6)	(1.6)
Finance expenses	11	91.6	31.0	30.2
Cash flows before working capital changes		522.8	237.1	182.0

Decrease / (increase) in trade and other accounts receivable		(8.5)	22.8	6.2
Decrease / (increase) in inventories	18	8.3	(12.0)	(26.9)
Increase / (decrease) in trade and other accounts payable		24.2	(8.4)	(26.9)
Cash generated from operations		546.8	239.5	134.4
Income tax expense paid		(14.5)	(6.8)	(3.6)
Net cash flows from operating activities		532.3	232.7	130.8

CASH FLOWS USED IN INVESTING ACTIVITIES
Purchase of property, plant and equipment	13	(57.6)	(65.1)	(79.6)
Purchase of intangible assets	15	(15.3)	(4.2)	(8.2)
Contributions to associates	16	(2.5)	(3.3)	(1.0)
Proceeds from sale of property, plant and equipment		0.4	0.3	0.6
Interest received		1.9	3.2	2.1
Repayments of / (granted) loans receivable from non-controlling interest holders 1		0.3	1.5	(3.3)
Proceeds from sublease receivables		5.9	–	–
Business combinations, net of cash	6	(7.2)	–	–
Net cash flows used in investing activities		(74.1)	(67.6)	(89.4)

CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES
Lease payments	24	(308.9)	–	–
Dividends paid to non-controlling interests		(36.6)	(39.1)	(34.3)
Proceeds from restructuring		–	60.1	–
Repayment of borrowings	24	–	(48.3)	(28.0)
Transaction costs paid for the listing of equity instruments		–	(6.3)	–
Purchase of treasury shares		(2.7)	(2.0)	–
Contributions from / (purchase of) non-controlling interests		0.8	7.0	–
Interest paid		(28.8)	(37.7)	(30.2)
Net cash flows from / (used in) financing activities		(376.2)	(66.3)	(92.5)
Currency translation on cash		1.8	(2.0)	0.9
Increase / (decrease) in cash and cash equivalents		83.8	96.8	(50.2)

CASH AND CASH EQUIVALENTS AT THE
– beginning of the period		234.2	137.4	187.6
– end of the period		318.0	234.2	137.4

1
The 2018 and 2017 amounts have been reclassified from Cash flows from / (used) in financing activities.

HUDSON

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. CORPORATE INFORMATION

Hudson and its subsidiaries (“Hudson” or “the Company”) is a travel experience leader operating 1,013 stores in 88 locations in airports, commuter hubs and tourist destinations throughout the continental United States and Canada, under the travel convenience, specialty retail, duty-free and food and beverage concepts.

Hudson Ltd., the parent company which is an exempt company limited by shares, was incorporated on May 30, 2017 in Hamilton, Bermuda with registered office at 2 Church Street, Hamilton HM11, Bermuda. Our Class A common shares began trading on the New York Stock Exchange on February 1, 2018, under the ticker symbol “HUD”. Hudson Ltd. is controlled by a subsidiary of Dufry AG (Dufry), the world’s leading travel retail company headquartered in Basel, Switzerland.

The financial statements for periods presented prior to the initial public offering (IPO), were prepared as if Hudson had operated on a stand-alone basis and included the historical results of operations, financial position and cash flows of the North America Division of Dufry, derived from the consolidated financial statements and accounting records of Dufry. For periods prior to the IPO, the financial statements include the recognition of certain assets and liabilities that were recorded at corporate level but which were specifically identifiable or otherwise attributable to Hudson.

The consolidated financial statements were authorized for issuance on March 11, 2020 by the Board of Directors of Hudson.

2. ACCOUNTING POLICIES

2.1 BASIS OF PREPARATION

The consolidated financial statements of Hudson and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

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

2.2 BASIS OF CONSOLIDATION

The consolidated financial statements of Hudson comprise all entities directly or indirectly controlled by Hudson (its subsidiaries) as at December 31, 2019 and the respective comparative information.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which Hudson obtains control, and continue to be consolidated until the date when such control is lost. The Company controls an entity when Hudson is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. All intragroup balances, transactions, unrealized gains or losses and dividends, resulting from intragroup transactions, are eliminated in full. Transactions with subsidiaries of Dufry outside the scope of the consolidation of Hudson have not been eliminated and are reported as related party transactions, refer to note 37.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

If Hudson loses control over a subsidiary, it:

-
derecognizes the assets (including goodwill) and liabilities of the subsidiary, derecognizes the carrying amount of any non-controlling interest as well as derecognizes the cumulative translation differences recorded in equity;

-
recognizes the fair value of the consideration received, recognizes the fair value of any investment retained as well as recognizes any surplus or deficit in the consolidated statements of comprehensive income.

2.3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Business combinations and Goodwill
Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, Hudson selects whether it measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition related transaction costs are expensed and presented in other expenses. When Hudson acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Thereafter any change in the fair value of the contingent consideration not classified as equity will be recognized through the consolidated statements of comprehensive income.

Hudson measures goodwill at the acquisition date as:

-
The fair value of the consideration transferred;

-
plus the recognized amount of any non-controlling interests in the acquiree;

-
plus, if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree;

-
less the net recognized amount of the identifiable assets acquired and liabilities assumed.

When the excess is negative, a bargain purchase gain is recognized immediately in the consolidated statements of comprehensive income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of Hudson’s group of cash-generating units that are expected to benefit from the combination.

Where goodwill forms part of a cash-generating unit and an operation within is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained, unless there are specific allocations.

b) Foreign currency translation
Each subsidiary in Hudson uses its corresponding functional currency. Items included in the financial statements of each entity are measured using that functional currency. Transactions in foreign currencies are recorded at the date of the trans-action in the functional currency using the exchange rate of such date.

Monetary assets and liabilities denominated in foreign currencies are re-measured using the functional currency exchange rate at the reporting date and the difference is recorded as unrealized foreign exchange gains / losses. Exchange differences arising on the settlement or on the translation of derivative financial instruments are recognized through the consolidated statements of comprehensive income, except where the hedges on net investments allow the recognition through other comprehensive income, until the respective investments are disposed of. Deferred tax related to unrealized FX is accounted accordingly. Non-monetary items are measured at historical cost in the respective functional currency.

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

Goodwill, intangible assets and fair value adjustments identified during a business combination (purchase price allocation) are treated as assets and liabilities in the functional currency of such operation.

Principal foreign exchange rates applied for valuation and translation:

	AVERAGE RATE			CLOSING RATE
IN USD	2019	2018	2017	31.12.2019	31.12.2018	31.12.2017
1 CAD	0.7540	0.7720	0.7714	0.7701	0.7333	0.7951

c) Net sales
Turnover is comprised of net sales and advertising income and is recognized from contracts with customers. Hudson recognizes revenue from retail sales and the related cost of goods sold at a point in time when it sells and hands over products directly to the customer in our stores. These transactions have to be settled by cash or credit card on delivery. Revenue from customers is measured at fair value of the consideration received in cash for the goods sold, excluding discounts and sales taxes.

d) Advertising income
Hudson's advertising income is resulting from several distinctive marketing support activities, not affecting the retail price, performed by Hudson after having been developed and coordinated together with our suppliers. The income is recognized in the period the advertising is performed. The compensation will be received on contractual terms. Usually Hudson is not entitled to offset the income with trade payables related with the same supplier. An allowance on these advertising receivables is recognized to reflect the risks and uncertainties in relation with the final achievements of incentives based on thresholds, to be confirmed after the end of the respective program.

e) Cost of sales
Cost of sales are recognized when the company sells the products and comprise the purchase price and the cost incurred until the products arrive at the warehouse, i. e. import duties, transport, purchase discounts (price-offs) as well as inventory valuation adjustments and inventory losses.

f) Personnel expenses
These expenses include all expenses related to the employees of Hudson.

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

For treasury shares purchased by Hudson Ltd. or any subsidiary, the consideration paid, including any directly attributable expenses, net of income taxes, is deducted from equity until the shares are cancelled, assigned or sold. Where such ordinary shares are subsequently sold, any consideration received, net of any direct transaction expenses and income tax, is included in equity.

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

Income tax related to items recognized in other comprehensive income is recognized in the same statement.

Deferred tax
Deferred tax is provided using the liability method on temporary differences between the tax basis of assets or liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except:
-
When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss

-
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
-
When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss

-
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

l) Property, plant and equipment
These are stated at cost less accumulated depreciation and any impairment in fair value. Depreciation is computed on a straight-line basis over the shorter of the estimated useful life of the asset or the lease term. The useful lives applied are as follows:
-
Real estate (buildings) 20 to 40 years

-
Leasehold improvements the shorter of the lease term or 10 years

-
Furniture and fixtures the shorter of the lease term or 5 years

-
Motor vehicles the shorter of the lease term or 5 years

-
Computer hardware the shorter of the lease term or 5 years

m) Right-of-use assets
Hudson recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any re-measurement of lease obligations. The cost of right-of-use assets includes the amount of lease obligations recognized, initial direct costs incurred, and lease payments made at or before the commencement date, less any lease incentives received. Unless Hudson is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment. The contractual term of right-of-use assets is up to 40 years.

To contain a lease, an agreement has to convey the right to control the use of an identified asset through out the period of use in exchange for consideration, so that the lessee has the right to obtain substantially all of the economic benefits from the use of the identified asset and direct the use of the identified asset (i. e. direct how and for what purpose the asset is used). The lease term corresponds to the non-cancellable period of each contract, except in cases where Hudson is reasonably certain of exercising renewal options contractually foreseen.

IFRS 16 affects the accounting of:

Stores
Hudson enters into concession agreements with operators of airports, railway stations etc. to operate retail shops which in-substance are considered leases. These concession lease agreements contain complex features, which include variable payments, based on sales, which cannot be lower than a minimum threshold (MAG). The MAG can be fixed or variable depending on certain parameters. The MAG amounts may: a) be fixed by the concession agreement or b) be calculated based on a percentage of fees expensed in the previous year, or c) be adjusted based on an index. In these cases, the unavoidable portions of the fees are considered as in-substance fixed payments, despite having a variable component. Such payment features are often determined on the basis of the individual circumstances of the parties to the contract and are unique to the particular contract. Hudson signs and renews a significant number of agreements every year with a typical duration of 5 to 10 years. These agreements do not contain a residual value guarantee. In some cases, the current portion of the lease obligations are secured with bank guarantees in case Hudson would not fulfill its contractual commitments.

Hudson capitalized all elements of the lease contracts in accordance with IFRS 16 when at the commencement of the agreement such commitments are in-substance fixed. Payment obligations that do not have a fixed or in-substance fixed commitment, will continue to be presented as variable lease expense. Hudson has identified a number of agreements in its portfolio which are not fulfilling the principles of recognition defined by IFRS 16, i.e. they have minimum guaranteed payments based on non-predictable parameters or variables, such as actual number of passengers, which continue to be presented fully as variable lease expense.

Additionally, Hudson has concession subleases in which Hudson acts as lessor for a portion of leased retail space to third party operators. Generally, the term of the sublease is the same duration as the main concession agreement. Therefore, Hudson recognizes a lease receivable related to the fixed minimum payments due from the subtenant as a reduction of the initial right-of-use asset.

Other buildings
Rental agreements for offices or warehouse buildings usually qualify for capitalization under IFRS 16.

n) Short-term leases and leases of low-value assets
Hudson applies the short-term lease recognition exemption to its short-term leases (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

o) Intangible assets
These assets mainly comprise of concession rights and brands. Usually these assets are capitalized at cost, but when identified as part of a business combination, these assets are capitalized at fair value as of the date of acquisition. The useful lives of these intangible assets are assessed to be either finite or indefinite. Hudson may consider that brands have indefinite useful lives when the company considers to use them for the future. Following initial recognition, the cost model is applied to intangible assets. Intangible assets with finite lives are amortized over the useful economic life. Intangible assets with an indefinite useful life are reviewed annually to determine whether the indefinite life assessment continues to be supportable. If not, any changes are made on a prospective basis. Brand assets have indefinite useful life, whereas the concession rights have a useful life based on lease term, which can be up to 40 years.

p) Software
Software is valued at amortized historical cost, or in case of internal developments by the sum of costs incurred less amortization.

q) Impairment of non-financial assets
Goodwill and intangible assets with indefinite useful life are not subject to amortization and are tested annually for impairment. Assets that are subject to depreciation and amortization are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of an asset or cash generating unit exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost of disposal and its value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows (cash generating units).

r) Associates
Associates are all entities over which Hudson has significant influence but not control, generally accompanying a shareholding interest of more than 20% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost. The carrying amount is increased or decreased to recognize the changes in Hudson’s share of net assets of the associate after the date of acquisition and decreased by dividends declared. Hudson’s investment in associates includes goodwill identified on acquisition.

Hudson’s share of post-acquisition net profit / (loss) and its share of post-acquisition movements in other comprehensive income are recognized in the consolidated statements of comprehensive income with a corresponding adjustment to the carrying amount of the investment. When Hudson’s share of losses in an associate equals or exceeds its interest in the associate, Hudson does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate. If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to net profit / (loss) where appropriate.

Hudson determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, Hudson calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount within the share of result of associates in the consolidated statements of comprehensive income.

Profits and losses resulting from upstream and downstream transactions between Hudson and its associate are recognized in the consolidated financial statements only to the extent of unrelated investor’s interests in the associates. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by Hudson.

Dilution gains and losses arising in investments in associates are recognized in the consolidated statements of comprehensive income.

s) Inventories
Inventories are valued at the lower of historical cost or net realizable value. The historical costs are determined using the weighted average cost method. Historical cost includes expenses incurred in bringing the inventories to their present location and condition. Beside the purchase price of the goods less the discounts or rebates obtained, this includes mainly import duties and transport cost. The net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale. Inventory allowances are set up in the case of slow moving and obsolete inventories. Expired items are fully written off.

t) Trade receivables
This account includes receivables related to the sale of merchandise.

u) Cash and cash equivalents
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

v) Lease obligations
At the commencement date of the lease, Hudson recognizes lease obligations measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments), variable lease payments that depend on an index or a rate, and amounts expected to be paid for residual value guarantees, less any lease incentives receivable. Lease payments also include the exercise price of a purchase option reasonably certain to be exercised by Hudson and payments of penalties for terminating a lease, if the lease term reflects Hudson exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period in which the event or condition that triggers the payment occurs.

Most of our lease contracts for stores require us to pay variable lease expense as a percentage of sales, with a minimum annual guarantee (“MAG”) that can fluctuate each year based on the variable rent payments of the previous year. The fixed or in-substance fixed MAG payments are included in the measurement of lease obligations, while the additional lease payments up to the full amount based on the percentage of sales, are presented as lease expense.

In calculating the present value of lease payments, Hudson uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. The implied interest charge is presented as interest expenses on lease obligation. Where a lease agreement does not specify a discount rate and as the subsidiaries are financed internally, Hudson uses a discount rate which is the aggregation of the risk free rate for the respective currency and lease duration, increased by individual company risk factors. After the commencement date, the amount of lease obligations is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease obligations is re-measured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

w) Provisions
Provisions are recognized when Hudson has a present obligation (legal or constructive) as a result of a past event, it is probable that Hudson will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate at the end of the reporting period of the consideration required to settle the present obligation, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (where the effect of the time value of money is material).

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that the reimbursement will be received and the amount of the receivable can be measured reliably.

Contingent liabilities acquired in a business combination
Contingent liabilities acquired in a business combination are initially measured at fair value at the acquisition date. At the end of subsequent reporting periods, such contingent liabilities are measured at the higher of the amount that would be recognized in accordance with IAS 37 Provisions, contingent liabilities and contingent assets and the amount initially recognized less cumulative income recognized in accordance with IFRS 15 Revenue from contracts with customers.

Lawsuits and duties
Lawsuits and duties provision is recognized to cover uncertainties dependent on the outcome of ongoing lawsuits.

x) Investments and other financial assets
(i) Classification
Hudson classifies its financial assets in the following measurement categories:
-
those to be measured subsequently at fair value (either through the consolidated statements of comprehensive income), and

-
those to be measured at amortized cost.

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

(iii) Measurement
At initial recognition, Hudson measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

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

Debt instruments
Subsequent measurement of debt instruments depends on Hudson’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which Hudson classifies its debt instruments:
-
Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss. Impairment losses are presented in other expenses.

-
FVOCI: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the asset’s cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss. Interest income from these financial assets is included in finance income using the effective interest rate method. Impairment expenses are presented in other expenses.

-
FVPL: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in profit or loss and presented as net in the period in which it arises.

Equity instruments
Hudson subsequently measures all equity investments at fair value. Where management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss as other income when Hudson’s right to receive payments is established.

Changes in the fair value of financial assets at FVPL are recognized in finance income or finance expenses in the consolidated statements of comprehensive income as applicable.

(iv) Impairment of financial assets
Hudson assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables, receivables for refund from suppliers and related services, Hudson applies the simplified approach, which requires expected lifetime losses to be recognized from initial recognition of the receivables, see note 19 for further details.

(v) Trade, other accounts receivable and cash and cash equivalents
Trade and other receivables (including credit cards receivables, other accounts receivable, cash and cash equivalents) are measured at amortized cost using the effective interest.

y) Financial liabilities
i) Financial liabilities at FVPL
These are stated at fair value, with any gains or losses arising on re-measurement recognized in the income statement. The net gain or loss recognized in the consolidated statement of profit or loss incorporates any interest paid on the financial liability and is included in finance income or finance expenses in the consolidated statements of comprehensive income. Fair value is determined in the manner described in note 29.

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

2.4  NEW STATEMENT OF COMPREHENSIVE INCOME, CHANGE IN ACCOUNTING POLICIES

Hudson reclassified the statements of comprehensive income and changed its accounting policies in order to better reflect the performance of the Company. The comparative figures for 2018 and 2017 are presented accordingly to reflect the changes.

The following table reflects the reclassification within the new chart of accounts for the years ended December 31, 2018 and 2017.

IN MILLIONS OF USD	FOOTNOTE	PUBLISHED 2018	RECLASSIFICATION	RECLASSIFIED 2018
Turnover		1,924.2	–	1,924.2
Cost of sales		(698.5)	–	(698.5)
Gross profit		1,225.7	–	1,225.7
Lease expenses (Selling expenses in 2018)	1a, 2a	(445.3)	16.7	(428.6)
Personnel expenses		(411.1)	–	(411.1)
Other expenses (General expenses in 2018)	1b, 2b, 3	(131.4)	(27.5)	(158.9)
Share of result of associates		0.1	(0.1)	–
Depreciation, amortization and impairment		(128.9)	–	(128.9)
Other operational result (moved to Other expenses)	3	(10.9)	10.9	–
Operating profit		98.2	–	98.2
Finance income (Interest income in 2018)		2.5	–	2.5
Finance expenses (Interest expenses in 2018)		(31.0)	–	(31.0)
Foreign exchange gain / (loss)		(0.9)	–	(0.9)
Profit / (loss) before tax		68.8	–	68.8
Income tax benefit / (expense)		(3.0)	–	(3.0)
Net profit / (loss)		65.8	–	65.8
Net profit attributable to non-controlling interests		36.3	–	36.3
Net profit attributable to equity holders of the parent		29.5	–	29.5

Footnote

CONCEPT	RECLASSIFICATION FROM	RECLASSIFICATION TO	IN MILLIONS OF USD
1a Sales related expenses	Lease expenses (Selling expenses in 2018)	Other expenses	34.7
2a Premises expenses	Other expenses	Lease expenses	(18.0)
1b Sales related expenses	Lease expenses (Selling expenses in 2018)	Other expenses	(34.7)
2b Premises expenses	Other expenses	Lease expenses	18.0
3 Other operational income / (expenses)	Other operational result	Other expenses	(10.9)

IN MILLIONS OF USD	FOOTNOTE	PUBLISHED 2017	RECLASSIFICATION	RECLASSIFIED 2017
Turnover		1,802.5	–	1,802.5
Cost of sales		(680.3)	–	(680.3)
Gross profit		1,122.2	–	1,122.2
Lease expenses (Selling expenses in 2017)	1a, 2a	(421.2)	18.8	(402.4)
Personnel expenses		(371.3)	–	(371.3)
Other expenses (General expenses in 2017)	1b, 2b, 3	(156.9)	(22.8)	(179.7)
Share of result of associates		(0.3)	0.3	–
Depreciation, amortization and impairment		(108.7)	–	(108.7)
Other operational result (moved to Other expenses)	3	(3.7)	3.7	–
Operating profit		60.1	–	60.1
Finance income (Interest income in 2017)		1.9	–	1.9
Finance expenses (Interest expenses in 2017)		(30.2)	–	(30.2)
Foreign exchange gain / (loss)		0.5	–	0.5
Profit / (loss) before tax		32.3	–	32.3
Income tax benefit / (expense)		(42.9)	–	(42.9)
Net profit / (loss)		(10.6)	–	(10.6)
Net profit attributable to non-controlling interests		29.8	–	29.8
Net profit attributable to equity holders of the parent		(40.4)	–	(40.4)

Footnote

CONCEPT	RECLASSIFICATION FROM	RECLASSIFICATION TO	IN MILLIONS OF USD
1a Sales related expenses	Lease expenses (Selling expenses in 2017)	Other expenses	33.7
2a Premises expenses	Other expenses	Lease expenses	(14.9)
1b Sales related expenses	Lease expenses (Selling expenses in 2017)	Other expenses	(33.7)
2b Premises expenses	Other expenses	Lease expenses	14.9
3 Other operational income / (expenses)	Other operational result	Other expenses	(3.7)

2.5 CHANGES IN ACCOUNTING POLICY AND DISCLOSURES

New and amended Standards and Interpretations
The accounting policies adopted are consistent with those of the previous financial year, except for the following new standards and the interpretations adopted in these consolidated financial statements (effective January 1, 2019).

IFRS 16 Leases
Hudson adopted the standard as of January 1, 2019 under the modified retrospective approach. IFRS 16 replaces IAS 17 and sets the principles for recognition, measurement, presentation of leases, specifying the requirements for disclosures of lessees and lessors more extensive than under IAS 17. The main difference in the consolidated financial statements is that IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize right-of-use assets (refer to notes 2.3 and 14) and lease obligations (refer to notes 2.3 and 24) for all lease contracts.

Hudson adopted IFRS 16 as of January 1, 2019, resulting in changes in our accounting policies. In accordance with the modified retrospective approach, the comparative figures were not restated. The following table presents the effects of the adoption of IFRS 16 on the consolidated statements of financial position:

IN MILLIONS OF USD	AS PREVIOUSLY PUBLISHED 31.12.2018	IFRS 16 IMPLEMENTATION *	RESTATED 01.01.2019
ASSETS
Property, plant and equipment	243.0	–	243.0
Right-of-use assets	–	1,261.3	1,261.3
Intangible assets	301.6	(3.7)a	297.9
Goodwill	315.0	–	315.0
Investments in associates	6.5	–	6.5
Deferred tax assets	83.9	–	83.9
Other non-current assets	27.4	5.6b	33.0
Non-current assets	977.4	1,263.2	2,240.6

Inventories	190.7	–	190.7
Trade receivables	1.3	–	1.3
Other accounts receivable	46.8	2.4b	49.2
Income tax receivables	0.8	–	0.8
Cash and cash equivalents	234.2	–	234.2
Current assets	473.8	2.4	476.2

Total assets	1,451.2	1,265.6	2,716.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Equity attributable to equity holders of the parent	552.1	–	552.1
Non-controlling interests	84.8	–	84.8
Total equity	636.9	–	636.9

Borrowings	492.6	–	492.6
Lease obligations	–	1,031.7	1,031.7
Deferred tax liabilities	40.0	–	40.0
Post-employment benefit obligations	1.0	–	1.0
Non-current liabilities	533.6	1,031.7	1,565.3

Trade payables	105.5	–	105.5
Borrowings	51.4	–	51.4
Lease obligations	–	237.0	237.0
Income tax payables	2.3	–	2.3
Other liabilities	121.5	(3.1)c	118.4
Current liabilities	280.7	233.9	514.6
			–
Total liabilities	814.3	1,265.6	2,079.9
Total liabilities and shareholders’ equity	1,451.2	1,265.6	2,716.8

*
The amounts presented differ from the preliminary impact assessment presented in the consolidated financial statements for the year ended December 31, 2018 and the information reported in the interim consolidated financial statements for the periods ended March 31, 2019 and June 30, 2019. For details please refer to Hudson's interim consolidated financial statements for the nine months ended September 30, 2019 (note 2.2).
a
Prepaid and capitalized concession rights
b
Sublease receivables
c
Concession fee payables

The weighted average incremental borrowing rate (IBR) applied to the lease obligations at the date of initial application was 4.48%. The IBR for 5 year leases and for 10 year leases for USD was 4.48% and 4.59%, respectively, and 4.13% and 4.29% for CAD, respectively.

Other amendments and interpretations
Other amendments and interpretations applicable for the first time in 2019 have no material impact on the consolidated financial statements of Hudson.

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

Impairment test of assets
Hudson annually tests goodwill and intangible assets with indefinite useful lives and assesses other non-financial assets with finite lives for impairment indicators. Where required, the company performs impairment tests which are based on the discounted value models of future cash flows. The underlying calculation requires the use of estimates. The estimates and assumptions used are disclosed in note 15.1.

Income taxes
Hudson is subject to income taxes in the United States, United Kingdom and Canada. Significant judgment is required in determining the taxability of certain transactions based on the local tax regulations. There are uncertainties for some transactions in relation with the correct tax treatment. Further details are given in notes 12 and 26.

Deferred tax assets
Deferred tax assets are recognized for unused tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against which the credits can be utilized. Management judgment is required to determine the amount of future taxable profits that can be generated in the same jurisdiction, and the limitations in use of these tax credits to calculate the amount of deferred tax assets that can be recognized. Further details are given in note 26.

Share-based payments
Hudson measures the cost of equity settled transactions with employees by reference to the fair value of the equity instruments at the grant date. Estimating such fair values may require determining the most appropriate valuation model for a grant of equity instruments, which depends on the terms and conditions of the grant, as well as the most appropriate inputs to the valuation model including the expected probability that the triggering clauses will be met. The result will be the expected quantity of shares to be assigned. The assumptions and models used are disclosed in note 20.3.

Purchase price allocation
The determination of the fair values of the identifiable assets (especially the concession rights) and the assumed liabilities (especially the contingent liabilities recognized as provisions), resulting from business combinations, is based on valuation techniques such as the discounted cash flow model. Some of the inputs to this model are partially based on assumptions and judgments and any changes thereof would affect the carrying values..

Consolidation of entities where Hudson has control, but holds only minority voting rights
Hudson considers controlling certain entities, even when it holds less than the majority of the voting rights, when it is exposed to or has the rights to variable returns from the involvements with the investee and has the ability to affect those returns through its power over the entity. These indicators are evaluated at the time of first consolidation and reviewed when there are changes in the statutes or composition of the executive board of these entities. Further details on non-controlling interests are disclosed in note 21 as well as in the annex List of subsidiaries.

4. NEW AND REVISED STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET ADOPTED/EFFECTIVE

Certain new accounting standards and interpretations were issued that are not effective for 2019. Hudson will adopt these when they become effective. Hudson does not expect these new standards to have a material impact in future reporting periods.

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

Net Sales by Country

IN MILLIONS OF USD	2019	2018	2017
U.S.	1,567.6	1,523.9	1,420.9
Canada	342.4	356.0	339.9
Total	1,910.0	1,879.9	1,760.8

Non-Current Assets by Country
(excluding investments in associates and deferred taxes)

IN MILLIONS OF USD	31.12.2019	31.12.2018
U.S.	1,476.7	511.2
Canada	723.3	375.9
Total	2,200.0	887.1

We refer to the annex List of subsidiaries to identify where each subsidiary operates.

6. ACQUSITION OF BUSINESSES AND TRANSACTIONS WITH NON-CONTROLLING INTERESTS

2019 TRANSACTIONS

On October 10, 2019, the Company acquired, through its subsidiary Hudson Group (HG) Retail, LLC, assets related to the operation of Brookstone stores in the U.S. airports from Apex Digital, Inc (“Apex”). Hudson has also obtained the right to be the exclusive airport retailer to operate Brookstone stores and sell its products through a license agreement with Bluestar Alliance, LLC, owner of the Brookstone brand and trademarks. Brookstone is an established American brand, well known for its unique selection of innovative products in the travel, wellness, home and entertainment categories.

The acquisition of Apex’s airport business meets the criteria of a business combination according to IFRS 3. The purchase price of USD 7.4 million included Apex’s outstanding liabilities. In 2019, Hudson paid USD 7.2 million of the purchase price, with the remaining amount paid in 2020.

Hudson recognized preliminary the assets acquired at fair value, including concession rights amounting to USD 5.5 million as a result of the preliminary purchase price allocation (see note 15).

Since the acquisition, Brookstone has contributed USD 3.0 million in turnover and an operating loss of USD 3.9 million, including transition costs.

The transaction costs in relation to this acquisition were USD 0.5 million.

On October 31, 2019, Hudson signed an agreement to acquire a controlling stake in the assets of OHM Concession Group LLC (OHM), an award winning food and beverage concessions operator in North America. The acquisition of OHM further positions Hudson as a leader in North America travel concessions by expanding upon its established quick service and café concepts of which Hudson operates across the United States and Canada. At closing this transaction was pending subject to the completion of customary conditions, expected to occur in the first half of 2020. In 2019 Hudson incurred in transaction expenses related to this acquisition of USD 1.2 million.

7. TURNOVER

IN MILLIONS OF USD	2019	2018	2017
Net sales	1,910.0	1,879.9	1,760.8
Advertising income	43.7	44.3	41.7
Turnover	1,953.7	1,924.2	1,802.5

NET SALES BREAKDOWN

Net sales by product category

IN MILLIONS OF USD	2019	2018	2017
Confectionery, Food and Catering	763.5	709.0	628.0
Perfumes and Cosmetics	272.2	279.0	258.4
Fashion, Leather and Baggage	225.3	231.0	220.1
Literature and Publications	149.5	166.7	175.6
Electronics	106.3	94.6	87.7
Watches, Jewelry and Accessories	104.7	109.1	115.5
Wine and Spirits	93.2	92.3	88.0
Tobacco goods	54.2	56.7	52.2
Other product categories	141.1	141.5	135.3
Total	1,910.0	1,879.9	1,760.8

Net sales by market sector

IN MILLIONS OF USD	2019	2018	2017
Duty-paid	1,482.3	1,431.8	1,334.4
Duty-free	427.7	448.1	426.4
Total	1,910.0	1,879.9	1,760.8

Net sales by channel

IN MILLIONS OF USD	2019	2018	2017
Airports	1,809.9	1,780.3	1,662.6
Downtown and hotel shops	50.2	45.8	43.1
Railway stations and other	49.9	53.8	55.1
Total	1,910.0	1,879.9	1,760.8

8. LEASE EXPENSES

IN MILLIONS OF USD	2019	2018	2017
Lease expenses relating to variable lease payments 1	(136.6)	(441.1)	(414.0)
Lease expenses low value contracts	(1.0)	–	–
Sublease income	6.4	12.5	11.6
Total	(131.2)	(428.6)	(402.4)

1
Short-term and low value leases are not material.

Future lease expense payments are uncertain as they are: a) dependent on future sales levels and primarily reflect the variable rent in addition to MAG, b) subject to future contract amendments and lease extensions, c) subject to exchange rates and d) unique for each agreement. For 2020, Hudson estimates lease expenses to be between 5% and 9% of turnover.

Variable lease expense approximates the related cash flows due to the short payment term characteristic of these contracts.

9. OTHER EXPENSES

IN MILLIONS OF USD	2019	2018	2017
Sales related expenses	(36.3)	(32.9)	(33.1)
Franchise fees and commercial services	(29.4)	(29.0)	(63.2)
Professional advisors	(20.1)	(20.4)	(13.5)
Repairs, maintenance and utilities	(18.0)	(17.0)	(17.1)
Office and administration expenses	(13.2)	(14.4)	(16.2)
Taxes, other than income taxes	(11.7)	(7.9)	(7.1)
Travel, car, entertainment and representation	(11.3)	(11.8)	(11.7)
Other operational expenses	(8.7)	(10.9)	(3.7)
IT expenses	(7.0)	(6.2)	(6.3)
Insurances	(4.7)	(4.0)	(2.2)
Advertising expenses	(2.3)	(1.7)	(0.5)
Public relations expenses	(1.8)	(1.8)	(3.2)
Transaction costs	(1.7)	–	–
Bank expenses	(0.7)	(0.9)	(1.5)
Commission expenses	–	–	(0.4)
Total	(166.9)	(158.9)	(179.7)

10. DEPRECIATION, AMORTIZATION AND IMPAIRMENT

IN MILLIONS OF USD	2019	2018	2017
Depreciation RoU assets	(250.1)	–	–
Subtotal (Right-of-Use Assets, see note 14)	(250.1)	–	–
Depreciation Property, Plant and Equipment	(66.4)	(69.2)	(64.5)
Impairment Property, Plant and Equipment	(4.1)	(14.6)	(0.2)
Subtotal (Property, Plant and Equipment, see note 13)	(70.5)	(83.8)	(64.7)
Amortization Intangible Assets	(42.9)	(45.1)	(44.0)
Subtotal (Intangible Assets, see note 15)	(42.9)	(45.1)	(44.0)
Total	(363.5)	(128.9)	(108.7)

11. FINANCE INCOME AND EXPENSES

IN MILLIONS OF USD	2019	2018	2017
FINANCE INCOME

Interest income on bank deposits	3.5	2.5	1.8
Interest on sublease receivables	0.7	–	–
Other financial income	0.5	–	0.1
Interest income on financial assets	4.7	2.5	1.9

Total finance income	4.7	2.5	1.9
FINANCE EXPENSES

Interest on loans	(29.2)	(30.2)	(29.4)
Interest on lease obligations	(56.2)	–	–
Other financial expenses	(3.5)	(0.4)	(0.5)
Interest expense on financial liabilities	(88.9)	(30.6)	(29.9)

Interest expense	(0.2)	(0.4)	(0.3)
Interest and other financial expenses	(0.2)	(0.4)	(0.3)

Share of result of associates	(2.5)	–	–

Total finance expenses	(91.6)	(31.0)	(30.2)

Foreign exchange gain / (loss)	0.3	(0.9)	0.5

Financial result	(86.6)	(29.4)	(27.8)

12. INCOME TAX

INCOME TAX RECOGNIZED IN THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

IN MILLIONS OF USD	2019	2018	2017
Current income taxes	(11.3)	(9.8)	(8.5)
of which corresponding to the current period	(11.3)	(9.8)	(8.5)
Deferred income taxes	(3.2)	6.8	(34.4)
of which related to the origination or reversal of temporary differences	(3.6)	(4.9)	5.8
of which adjustments recognized in relation to prior years 1	0.6	10.7	–
of which due to changes in tax rates	(0.2)	1.0	(40.2)
Total	(14.5)	(3.0)	(42.9)

1
In 2018, deferred income tax in relation to prior years of USD 10.7 million refers mainly to reversals of allowances on deferred tax assets in connection with US tax losses carry forward (see note 26).

IN MILLIONS OF USD	2019	2018	2017
Profit before tax	60.8	68.8	32.3
Expected tax rate in %	26.8%	26.8%	35.2%
Tax at the expected rate	(16.3)	(18.4)	(11.3)

EFFECT OF
Different tax rates for subsidiaries in other jurisdictions	–	0.2	0.5
Effect of changes in tax rates on previously recognized deferred tax assets and liabilities	(0.2)	1.0	(40.2)
Non-deductible expenses	(2.5)	(2.3)	0.3
Net change of unrealized tax losses carry forward	–	–	(2.0)
Adjustments recognized in relation to prior year 1	0.6	10.7	–
Income taxed in non-controlling interest holders	8.9	9.7	11.2
Other items 2	(5.0)	(3.9)	(1.4)
Total	(14.5)	(3.0)	(42.9)

1
In 2018, deferred income tax in relation to prior years of USD 10.7 million refers mainly to reversals of allowances on deferred tax assets in connection with US tax losses carry forward (see note 26).
2
In 2019 and 2018, other items of USD 5.0 million and USD 3.9 million, respectively, consist mainly of US state taxes and charges under the new BEAT regulation.

The expected corporate income tax rate in % approximates the average income tax rate of where Hudson is active, weighted by the operating profit of the respective operations. For 2019, there have been no significant changes in these income tax rates.

The 2019 tax expense of USD 14.5 million was impacted by a tax expense of 5.0 million primarily relating to Base Erosion Anti Avoidance Tax and additional state tax liabilities. In 2018 the tax expense of USD 3.0 million was impacted by a tax benefit of USD 10.7 million from adjustments in relation to prior years primarily related to the release of valuation allowance against certain tax losses carry forward. This was offset by tax expense of USD 3.9 million primarily relating to the Base Erosion Anti Avoidance Tax and additional state tax liabilities.

13. PROPERTY, PLANT AND EQUIPMENT

2019 IN MILLIONS OF USD	BUILDINGS & LEASEHOLD IMPROVEMENTS	FURNITURE FIXTURES	COMPUTER HARDWARE	VEHICLES	WORK IN PROGRESS	TOTAL
AT COST
Balance at January 1	270.4	203.5	47.6	4.4	22.1	548.0

Business combinations	1.6	–	–	–	–	1.6
Additions (note 13.1)	11.9	6.7	6.3	0.6	33.5	59.0
Disposals	(24.6)	(21.8)	(1.8)	(0.2)	–	(48.4)
Reclassification within classes	16.0	21.1	1.5	–	(38.6)	–
Reclassification to intangible assets	–	–	–	–	(0.6)	(0.6)
Currency translation adjustments	2.3	1.2	0.3	–	–	3.8
Balance at December 31	277.6	210.7	53.9	4.8	16.4	563.4

ACCUMULATED DEPRECIATION
Balance at January 1	(138.1)	(115.8)	(28.6)	(3.1)	–	(285.6)

Additions (note 10)	(30.6)	(28.2)	(7.1)	(0.5)	–	(66.4)
Disposals	14.9	15.5	1.3	0.1	–	31.8
Reclassification within classes	4.8	(4.8)	–	–	–	–
Currency translation adjustments	(1.6)	(0.9)	(0.2)	–	–	(2.7)
Balance at December 31	(150.6)	(134.2)	(34.6)	(3.5)	–	(322.9)

IMPAIRMENT
Balance at January 1	(11.5)	(7.6)	(0.3)	–	–	(19.4)

Impairment (note 10)	(2.5)	(1.4)	(0.2)	–	–	(4.1)
Disposals	5.7	4.5	0.1	–	–	10.3
Balance at December 31	(8.3)	(4.5)	(0.4)	–	–	(13.2)

CARRYING AMOUNT
At December 31, 2019	118.7	72.0	18.9	1.3	16.4	227.3

2018 IN MILLIONS OF USD	BUILDINGS & LEASEHOLD IMPROVEMENTS	FURNITURE FIXTURES	COMPUTER HARDWARE	VEHICLES	WORK IN PROGRESS	TOTAL
AT COST
Balance at January 1	251.2	194.3	38.9	4.1	20.1	508.6

Additions (note 13.1)	10.2	4.3	6.4	0.5	46.3	67.7
Disposals	(10.3)	(8.8)	(0.7)	(0.2)	–	(20.0)
Reclassification within classes	22.9	14.7	5.5	–	(43.1)	–
Reclassification to intangible assets	–	–	(2.1)	–	–	(2.1)
Currency translation adjustments	(3.6)	(1.0)	(0.4)	–	(1.2)	(6.2)
Balance at December 31	270.4	203.5	47.6	4.4	22.1	548.0

ACCUMULATED DEPRECIATION
Balance at January 1	(115.9)	(97.1)	(23.0)	(2.9)	–	(238.9)

Additions (note 10)	(33.4)	(28.8)	(6.6)	(0.4)	–	(69.2)
Disposals	9.3	8.2	0.6	0.2	–	18.3
Reclassification within classes	(0.6)	0.6	–	–	–	–
Currency translation adjustments	2.5	1.3	0.4	–	–	4.2
Balance at December 31	(138.1)	(115.8)	(28.6)	(3.1)	–	(285.6)

IMPAIRMENT
Balance at January 1	(3.5)	(1.3)	–	–	–	(4.8)

Impairment (note 10)	(8.0)	(6.3)	(0.3)	–	–	(14.6)
Balance at December 31	(11.5)	(7.6)	(0.3)	–	–	(19.4)

CARRYING AMOUNT
At December 31, 2018	120.8	80.1	18.7	1.3	22.1	243.0

13.1 CASH FLOW USED FOR PURCHASE OF PROPERTY, PLANT AND EQUIPMENT

IN MILLIONS OF USD	2019	2018	2017
Payables for capital expenditure at the beginning of the period	(13.6)	(11.1)	(14.4)
Additions of property, plant and equipment (note 13)	(59.0)	(67.7)	(76.3)
Payables for capital expenditure at the end of the period	15.2	13.6	11.1
Currency translation adjustments	(0.2)	0.1	–
Total Cash Flow	(57.6)	(65.1)	(79.6)

14. RIGHT OF USE ASSETS

2019 IN MILLIONS OF USD	STORES	OTHER BUILDINGS	VEHICLES	TOTAL
AT COST
Balance at January 1 (note 2.5)	1,206.0	55.3	–	1,261.3

Business combinations (note 6)	3.3	–	–	3.3
Additions to right-of-use assets	366.6	12.2	0.1	378.9
Decrease in right-of-use assets	(76.7)	–	–	(76.7)
Currency translation adjustments	12.6	0.1	–	12.7
Balance at December 31	1,511.8	67.6	0.1	1,579.5

ACCUMULATED DEPRECIATION
Balance at January 1	–	–	–	–

Additions (note 10)	(241.8)	(8.2)	(0.1)	(250.1)
Disposals	1.7	–	–	1.7
Currency translation adjustments	(0.9)	–	–	(0.9)
Balance at December 31	(241.0)	(8.2)	(0.1)	(249.3)

CARRYING AMOUNT
At December 31, 2019	1,270.8	59.4	–	1,330.2

15. INTANGIBLE ASSETS AND GOODWILL

2019 IN MILLIONS OF USD	CONCESSION RIGHTS 1	OTHER	TOTAL	GOODWILL
AT COST
Balance at January 1 (as previously published)	516.1	46.0	562.1	315.0
IFRS 16 Implementation (note 2.5)	(6.9)	–	(6.9)	–
Balance at January 1 (adjusted)	509.2	46.0	555.2	315.0

Business combinations (note 6)	5.5	–	5.5	–
Additions	–	15.3	15.3	–
Disposals	–	(0.6)	(0.6)	–
Reclassification from property, plant & equipment	–	0.6	0.6	–
Currency translation adjustments	11.0	0.2	11.2	9.7
Balance at December 31	525.7	61.5	587.2	324.7

ACCUMULATED DEPRECIATION
Balance at January 1 (as previously published)	(223.7)	(36.8)	(260.5)	–
IFRS 16 Implementation (note 2.5)	3.2	–	3.2	–
Balance at January 1 (adjusted)	(220.5)	(36.8)	(257.3)	–

Additions (note 10)	(38.1)	(4.8)	(42.9)	–
Disposals	–	0.4	0.4	–
Currency translation adjustments	(3.3)	(0.2)	(3.5)	–
Balance at December 31	(261.9)	(41.4)	(303.3)	–

CARRYING AMOUNT
At December 31, 2019	263.8	20.1	283.9	324.7

1
All concession rights are acquisition related.

2018 IN MILLIONS OF USD	CONCESSION RIGHTS	OTHER	TOTAL	GOODWILL
AT COST
Balance at January 1	534.8	39.8	574.6	331.2

Additions	–	4.2	4.2	–
Disposals	(0.1)	(0.1)	(0.2)	–
Reclassification from property, plant & equipment	–	2.1	2.1	–
Currency translation adjustments	(18.6)	–	(18.6)	(16.2)
Balance at December 31	516.1	46.0	562.1	315.0

ACCUMULATED DEPRECIATION
Balance at January 1	(188.9)	(31.1)	(220.0)	–

Additions (note 10)	(39.3)	(5.8)	(45.1)	–
Currency translation adjustments	4.5	0.1	4.6	–
Balance at December 31	(223.7)	(36.8)	(260.5)	–

CARRYING AMOUNT
At December 31, 2018	292.4	9.2	301.6	315.0

15.1 IMPAIRMENT TEST OF INTANGIBLE ASSETS AND GOODWILL

Goodwill is subject to impairment testing each year. Concession rights are tested for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable.

15.1.1 Impairment test of goodwill

For the purpose of impairment testing, goodwill recognized from business combinations has been allocated to a group of cash generating units (CGUs) which represents Hudson’s only operating segment “Travel Retail Operations” and amounts to USD 324.7 million.

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

The key assumptions (in %) used for determining the recoverable amounts of goodwill in Hudson are:

POST TAX DISCOUNT RATES		PRE TAX DISCOUNT RATES		GROWTH RATES FOR NET SALES
2019	2018	2019	2018	2019	2018
7.59	7.58	9.27	9.39	4.1-8.8	2.9-3.6

As basis for the calculation of these discount rates, Hudson uses the weighted average cost of capital, based on risk free interest rates derived from the past 5 year average of prime 10-year USD bonds rates: 2.17% (2018: 2.18%).

For the calculation of the discount rates and WACC (weighted average cost of capital), Hudson used the following re-levered beta:

	2019	2018
Beta factor	0.88	0.82

15.1.2 Key assumptions used for value-in-use calculations

The calculation of value-in-use is most sensitive to the following assumptions:
-
Sales growth
-
Growth rate used to extrapolate
-
Gross margin and suppliers prices
-
Lease expense and lease payments
-
Discount rates

Sales growth
Sales growth is based on statistics published by external experts, such as ACI (Airports Council International) to estimate the development of passenger traffic per locations where Hudson is active. For the budget year, the management also takes into consideration specific price inflation factors of the country, the cross currency effect and the expected potential changes to capture clients (penetration) per business unit.

Growth rates used to extrapolate
For the period after 5 years, Hudson has used a growth rate of 1.0% (2018: 1.0%) to extrapolate the cash flow projections.

Gross margins
The expected gross margins are based on average product assortment values estimated by the management for the budget 2020. These values are maintained over the planning period or where specific actions are planned and have been increased or decreased by up to 1% over the 5 year planning horizon compared to the historical data. The gross margin is also affected by supplier’s prices. Estimates are obtained from global negotiations held with the main suppliers for the products and countries for which products are sourced, as well as data relating to specific commodities during the months before the budget.

Lease expense and lease payments
The company uses a lease database to project future fixed payments and estimate variable lease payments based on expected sales developments. Where the contractual terms of certain operations comes to an end during the budget period, the company has analyzed the renewal conditions and the market situation and assumed renewals where the situation / conditions are favorable.

Discount rates
Several factors affect the discount rates:
-
For the borrowings part, the rate is based on the average interest of the past 5 years of the respective ten-year government bond and is increased by Hudson’s effective bank spread and adjusted by the effective tax rate and country risk of the CGU.
-
For the equity part, a 5% equity risk premium is added to the base rate commented above and adjusted by the beta of Hudson’s peer group.

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

Summarized statement of financial position

IN MILLIONS OF USD	31.12.2019 NUANCE GROUP (CHICAGO) LLC	31.12.2019 MIDWAY PART- NERSHIP LLC	31.12.2019 OTHER	31.12.2019 TOTAL	31.12.2018 NUANCE GROUP (CHICAGO) LLC	31.12.2018 MIDWAY PART- NERSHIP LLC	31.12.2018 TOTAL
Cash and cash equivalents	3.6	7.7	–	11.3	1.1	1.9	3.0
Other current assets	4.0	4.0	0.1	8.1	4.6	3.1	7.7
Non-current assets	–	8.0	–	8.0	2.8	7.2	10.0
Other current liabilities	(6.4)	(7.5)	(0.5)	(14.4)	(3.9)	(2.4)	(6.3)
Net assets	1.2	12.2	(0.4)	13.0	4.6	9.8	14.4

Proportion of Hudson’s ownership	35.0%	50.0%			35.0%	50.0%
Hudson’s share of the equity	0.4	6.1	–	6.5	1.6	4.9	6.5

Summarized statement of comprehensive income

2019 IN MILLIONS OF USD	NUANCE GROUP (CHICAGO) LLC	MIDWAY PART- NERSHIP LLC	OTHER	TOTAL
Turnover	14.0	20.2	0.1	34.3
Depreciation, amortization and impairment	(0.2)	(0.5)	–	(0.7)
Net profit / (loss)	0.4	(2.5)	–	(2.1)

Total comprehensive income	0.4	(2.5)	–	(2.1)

HUDSON'S SHARE IN PERCENTAGE	35.0	50.0	49.0
Net profit / (loss)	0.1	(1.2)	–	(1.1)
Impairment of investment	(1.4)	–	–	(1.4)
Total comprehensive income	(1.3)	(1.2)	–	(2.5)

2018 IN MILLIONS OF USD	NUANCE GROUP (CHICAGO) LLC	MIDWAY PART- NERSHIP LLC	TOTAL
Turnover	19.6	21.7	41.3
Depreciation, amortization and impairment	(0.1)	–	(0.1)
Net profit / (loss)	(1.0)	0.9	(0.1)

Total comprehensive income	(1.0)	0.9	(0.1)

HUDSON'S SHARE IN PERCENTAGE	35.0	50.0
Net profit / (loss)	(0.4)	0.5	0.1
Total comprehensive income	(0.4)	0.5	0.1

2017 IN MILLIONS OF USD	NUANCE GROUP (CHICAGO) LLC	MIDWAY PART- NERSHIP LLC	TOTAL
Turnover	18.7	15.1	33.8
Depreciation, amortization and impairment	(0.1)	–	(0.1)
Net profit / (loss)	(1.0)	0.2	(0.8)

Total comprehensive income	(1.0)	0.2	(0.8)

HUDSON'S SHARE IN PERCENTAGE	35.0	50.0
Net profit / (loss)	(0.4)	0.1	(0.3)
Total comprehensive income	(0.4)	0.1	(0.3)

The information above reflects the amounts presented in the financial statements of the associates (other than Hudson’s share of amounts) adjusted for differences in accounting policies between the associates and Hudson.

Reconciliation of the carrying amount of investments

IN MILLIONS OF USD	NUANCE GROUP (CHICAGO) LLC	MIDWAY PART- NERSHIP LLC	TOTAL
Contribution to new partnership	–	1.0	1.0
Net profit	(0.4)	0.1	(0.3)
Carrying value at December 31, 2017	2.0	1.1	3.1

Additions	–	3.3	3.3
Net profit	(0.4)	0.5	0.1
Carrying value at December 31, 2018	1.6	4.9	6.5

Additions	0.1	2.4	2.5
Net profit	0.1	(1.2)	(1.1)
Impairment	(1.4)	–	(1.4)
Carrying value at December 31, 2019	0.4	6.1	6.5

17. OTHER NON-CURRENT ASSETS

IN MILLIONS OF USD	31.12.2019	31.12.2018
Loans and contractual receivables	27.5	27.0
Sublease receivables	7.8	–
Guarantee deposits	3.1	3.4
Other	1.0	0.1
Subtotal	39.4	30.5

Allowances	(5.5)	(3.1)
Total	33.9	27.4

MOVEMENT IN ALLOWANCES FOR DOUBTFUL ACCOUNTS

IN MILLIONS OF USD	2019	2018
Balance at January 1	(3.1)	(2.1)
Creation	(2.8)	(2.7)
Utilization	0.4	1.7
Balance at December 31	(5.5)	(3.1)

18. INVENTORIES

IN MILLIONS OF USD	31.12.2019	31.12.2018
Inventories at cost	193.2	198.4
Inventory allowance	(8.0)	(7.7)
Total	185.2	190.7

Cost of sales includes inventories written down to net realizable value and inventory losses of USD 10.7 (2018: USD 6.8) million.

19. OTHER ACCOUNTS RECEIVABLE

IN MILLIONS OF USD	31.12.2019	31.12.2018
Receivables for refund from suppliers and related services	19.5	18.1
Loans receivable	2.3	4.0
Receivables from subtenants and business partners	1.4	1.4
Personnel receivables	0.6	0.4
Accounts receivables	23.8	23.9

Prepayments of lease expenses	7.7	5.9
Prepayments of sales and other taxes	2.7	2.4
Prepayments, other	4.6	1.7
Prepayments	15.0	10.0

Sublease receivables	4.9	–
Guarantee deposits	0.2	0.2
Other	10.7	13.3
Other receivables	15.8	13.5

Total	54.6	47.4

Allowances	(0.6)	(0.6)
Total	54.0	46.8

MOVEMENT IN ALLOWANCES FOR DOUBTFUL ACCOUNTS

IN MILLIONS OF USD	2019	2018
Balance at January 1	(0.6)	–
Creation	(0.4)	(0.6)
Released	0.2	–
Utilized	0.2	–
Balance at December 31	(0.6)	(0.6)

20. EQUITY

IN MILLIONS OF USD	31.12.2019	31.12.2018
Share capital	0.1	0.1

20.1 INITIAL PUBLIC OFFERING (IPO)

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

Simultaneously, the secondary IPO took place in which our main shareholder, Dufry International AG, offered 39,417,765 Class A common shares of Hudson Ltd., or approximately 42.6% of the total outstanding Class A and Class B common shares, at a public offering price of USD 19.00 per share, adding up to total consideration received by Dufry International AG of USD 714.4 million after underwriting discounts and commissions, but before other expenses.

The following table reflects the issued shares as of December 31, 2019.

IN MILLIONS OF USD (EXCEPT SHARE AMOUNTS)	NUMBER OF SHARES 1	SHARE CAPITAL
Class A common shares	39,417,765	–
Class B common shares	53,093,315	0.1
Balance at December 31, 2019	92,511,080	0.1

1
Class A and B common shares are equally eligible for dividend payments.

20.2 TREASURY SHARES

Treasury shares are valued at historical cost.

		TOTAL EQUITY
	NUMBER OF CLASS A COMMON SHARES	IN MILLIONS OF USD
Balance at January 1, 2018	-	-
Share purchases	(125,000)	(2.0)
Balance at December 31, 2018	(125,000)	(2.0)
Share purchases	(175,000)	(2.7)
Assignment of share-based payment plans	222,356	3.6
Balance at December 31, 2019	(77,644)	(1.1)

20.3 SHARE-BASED PAYMENT PLANS

SHARE PLAN OF HUDSON LTD.

On September 10, 2019, Hudson Ltd. granted to selected members of its senior management Hudson LTI Plan award 2019 consisting of 405,674 performance share units (PSU’s) and 135,243 restricted share units (RSU’s). The plan has a contractual life of 32 months and will vest on May 1, 2022. At grant date the fair value of one PSU or RSU award 2019 represents the market value for one Hudson share at that date, i. e. USD 12.64, adjusted by the probability that participants comply with the ongoing contractual relationship clauses. As of December 31, 2019, 1,868 PSUs and 623 RSUs have been forfeited, resulting in 403,806 PSU and 134,620 RSU Hudson awards 2019 outstanding.

On October 31, 2018, Hudson Ltd. granted to selected members of its senior management Hudson LTI Plan award 2018 consisting of 435,449 PSU’s and 145,150 RSU’s. The plan has a contractual life of 30 months and will vest on May 1, 2021. At grant date the fair value of one PSU or RSU award 2018 represents the market value for one Hudson share at that date, i.e. USD 21.14, adjusted by the probability that participants comply with the ongoing contractual relationship clauses. In 2019, a contractual provision caused 73,604 PSU and 24,535 RSU awards to vest, which were settled with the employee out of the Company’s treasury shares. The performance of the LTI Plan PSU award 2018 was measured against the target and achieved a pay-out ratio of 1.259 Hudson shares per PSU award 2018, which led to 117,231 total shares settled, including RSUs. As of December 31, 2019, 4,142 PSUs and 1,381 RSUs have been forfeited, resulting in 357,704 PSU and 119,235 RSU Hudson awards 2018 outstanding.

On June 28, 2018, Hudson Ltd. granted an IPO-award in the form of restricted share units (RSU’s) to selected members of management. The IPO-award consists of 526,313 RSU’s in total. One RSU gives the holder the right to receive free of charge one Hudson Ltd. Class A common share. At grant date, the fair value of one RSU award represented the market value for one Hudson Ltd. share at that date, i.e. USD 17.39. The RSUs were vested on the grant date and settled 50% in first quarter 2019 and 50% in first quarter 2020. Hudson settled such awards by purchasing Class A common shares in the market. Hudson recognized in 2018 USD 9.2 million expenses related to this award through shareholders’ equity as these incentives were provided in connection with the successful listing of Hudson Ltd. During the first quarter 2020 the Company assigned 263,156 shares, so that all outstanding RSU's in relation with the IPO-award have been settled.

The holders of one PSU award 2019 and 2018 will have the right to receive free of charge up to two Hudson Ltd Class A common share based on the cumulative results achieved by Hudson over a three year period on three performance metrics (PM) against the respective targets measured in USD and thus as follows: 30% on Sales of USD 6,135 (2018: USD 5,828) million, 30% on EBITDA of USD 755 (2018: USD 708) million and 40% on adjusted EPS of USD 2.28 (2018: USD 2.22). Whereby the adjusted EPS equals the basic Earnings per Share adjusted for amortization of intangible assets identified during business combinations and non-recurring effects. If at vesting the effective cumulative PM are at target level, each PSU grants one share. If a cumulative PM is at 150% of the target (maximum threshold) or above, each

PSU will grant at vesting the specific PM weight of two shares, and if a PM is at 50% of the PM target (minimum threshold) or below, no share will be granted at vesting. If a PM is between 50% and 150% of the target, the pay-out ratio will be allocated on a linear basis. Finally, the number of shares granted for each PSU will be the sum of the three pay-out ratios. Additionally, the allocation of shares is subject to an ongoing contractual relationship of the participant with Hudson throughout the vesting period. Holders of PSU are not entitled to vote or receive dividends, like shareholders do. The plans consider different rights in case of early termination.

The holders of one RSU award 2019 or 2018 will have the right to receive free of charge one Hudson share subject to an ongoing contractual relationship with Hudson through out the vesting period (award 2019 until May 2, 2022 and award 2018 until May 1, 2021). Holders of these rights are not entitled to vote or receive dividends, like shareholders do. The plan considers different rights in case of early termination.

SHARE PLAN OF DUFRY AG

On December 1, 2017, Dufry granted to selected members of Hudson’s senior management the award 2017, which among others, assigned 24,474 PSU’s to Hudson employees. The PSU award 2017 has a contractual life of 29 months and will vest on May 4, 2020. At grant date the fair value of one PSU award 2017 represented the market value of one Dufry share at that date, i. e. USD 143.36 (CHF 140.69), adjusted by the probability that participants comply with the ongoing contractual relationship clause. As of December 31, 2019, no PSU award 2017 granted to Hudson employees forfeited, so that 24,474 PSU award 2017 remain outstanding.

Holders of one PSU award 2017 will have the right to receive free of charge up to two Dufry shares depending on the effective cumulative amount of cash earnings per share (Cash EPS) reached by Dufry during the grant year of award and the following two years compared with the target (2017: USD 25.81 / CHF 24.98). The Cash EPS equals the basic earnings per share adjusted for amortization of intangible assets identified during business combinations and non-recurring effects. As of 2019, the plan administrator adjusted the cash EPS targets for 2019 by adjusting it also regarding the interest expense on lease payments. If at vesting the cumulative adjusted Cash EPS is at target level, each PSU grants one share. If the cumulative adjusted Cash EPS is at 150% of the target (maximum threshold) or above, each PSU grants two shares at vesting, and if the adjusted Cash EPS is at 50% of the target (minimum threshold) or below, no share will be granted at vesting. If the adjusted Cash EPS is between 50% and 150% of the target, the number of shares granted for each PSU will be allocated on a linear basis. Additionally, the allocation of shares is subject to an ongoing contractual relationship of the participant with Dufry through out the vesting period. Holders of PSU are not entitled to vote or receive dividends, like shareholders do.

On May 3, 2019, the PSU award 2016 vested and the company assigned and delivered free of charge 28,495 Dufry shares to Hudson employees. The performance of the PSU award 2016 was measured against the target Cash EPS of CHF 24.59 and achieved a pay-out ratio of 1.04 Dufry shares per PSU award 2016. On January 3, 2019, holders of 26,530 RSU award 2016 received free of charge one Dufry share per RSU after fulfilling all the contractual conditions.

On May 4, 2020, the PSU-award 2017 will vest and Dufry estimates to assign and deliver free of charge 23,128 Dufry shares to Hudson employees. The performance of the PSU award 2017 measured against the target Cash EPS of CHF 24.98 has achieved a pay-out ratio of 0.945 Dufry shares per PSU award 2017.

In 2019, Hudson recognized through profit and loss all these share-based plan expenses for a total of USD 6.1 (2018: USD 6.2, 2017: USD 4.6) million.

20.4 EARNINGS PER SHARE

20.4.1 Earnings per share attributable to equity holders of the parent

Basic
Basic earnings per share are calculated by dividing the net profit attributable to equity holders of the parent by the weighted average number of shares outstanding during the year.

IN MILLIONS OF USD / QUANTITY	2019	2018	2017
Net profit attributable to equity holders of the parent	12.7	29.5	(40.4)
Weighted average number of ordinary shares outstanding	92,408,978	92,509,779	92,511,080
Basic earnings per share in USD	0.14	0.32	(0.44)

Diluted
Diluted earnings per share are calculated by dividing the net profit attributable to equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

IN MILLIONS OF USD / QUANTITY	2019	2018	2017
Net profit attributable to equity holders of the parent	12.7	29.5	(40.4)
Weighted average number of ordinary shares outstanding	92,927,993	93,181,243	92,511,080
Diluted earnings per share in USD	0.14	0.32	(0.44)

20.4.2 Weighted average number of ordinary shares

QUANTITY	2019	2018	2017
Outstanding shares	92,511,080	92,511,080	92,511,080
Less treasury shares	(102,102)	(1,301)	–
Used for calculation of basic earnings per share	92,408,978	92,509,779	92,511,080

EFFECT OF DILUTION
Share plans	519,015	671,464	–
Used for calculation of diluted earnings per share	92,927,993	93,181,243	92,511,080

21. BREAKDOWN OF TRANSACTIONS WITH NON-CONTROLLING INTERESTS

The following table reflects the share of non-controlling interests in the increase of share capital of the subsidiaries:

IN MILLIONS OF USD	2019	2018
HG Logan Retailers JV	1.2	1.6
HG LGA Retailers JV	0.7	0.1
HG PHX T3 Retailers 2017 JV	0.5	0.2
AMS of South Florida JV	0.5	6.9
Increase in share capital of other subsidiaries	1.2	6.7
Total	4.1	15.5

21.1 INFORMATION ON COMPANIES WITH NON-CONTROLLING INTERESTS

The non-controlling interests (NCI) comprise the portions in equity and net profit in 121 (Dec. 2019) subsidiaries that are not fully owned by Hudson.

Our non-controlling interests consist of partners in either common law partnerships or LLC’s (collectively, “NCI’s”). Our partners own percentages of the subsidiaries and are therefore entitled to distributions of net profit. While there is some variation among our agreements, it is generally the case that the Executive Management Committee, controlled by Hudson’s majority of representatives, is obligated to distribute, each quarter, the excess of an appropriate reserve reasonably determined by the committee to be necessary to meet the current and anticipated needs of the respective subsidiaries. Such distributions are allocated among the partners, Hudson included, based on each partner’s percentage interest in the subsidiary. Distributions are discretionary only to the extent that reserves are funded as above stated.

Each subsidiary works as an independent entity. Common services provided centrally are charged to the subsidiaries based on contractual terms. No expenses of Hudson are shared with any NCI but Hudson receives payments for “back office” services (financial, legal, HR, IT, etc.) that are provided to the NCI’s by Hudson in amounts typically calculated as a percentage of the gross revenues of the NCI’s. These amounts are stated in each NCI agreement and vary by agreement. They are established at the time of agreement by calculating the internal cost for the services as a percentage of Hudson’s gross revenues and that percentage of the NCI’s gross revenue is inserted in the NCI agreement as Hudson’s compensation.

Hudson provides adhoc services to the subsidiaries for tenders, marketing and other services which are invoiced separately. All these charges are eliminated during consolidation.

With the exception of the one presented in the following tables, none of the subsidiaries have non-controlling interests that represents a material part of the NCI’s of Hudson.

Summarized statement of comprehensive income

IN MILLIONS OF USD	2019	2018	2017
Hudson Las Vegas JV
Turnover	77.0	70.8	67.1
Depreciation, amortization and impairment	(7.6)	(1.7)	(1.3)
Net profit for the year	19.1	12.4	10.9

Non-controlling interest	27%	27%	27%
Non-controlling interest share of the net profit Hudson Las Vegas	5.2	3.3	2.9

Non-controlling interests in other subsidiaries	28.4	33.0	26.9
Total comprehensive income attributable to NCI	33.6	36.3	29.8

Summarized statement of financial position

IN MILLIONS OF USD	31.12.2019	31.12.2018	31.12.2017
Hudson Las Vegas JV
Cash and cash equivalents	10.6	6.6	5.2
Other current assets	6.6	7.4	7.2
Other non-current assets	63.2	9.6	9.4
Other current liabilities	(11.0)	(4.0)	(3.5)
Non-current liabilities	(44.3)	–	–
Net assets	25.1	19.6	18.3

Non-controlling interest	27%	27%	27%
Non-controlling interest share of the equity Hudson Las Vegas	6.8	5.3	4.9

Non-controlling interests in other subsidiaries	72.4	79.5	73.8
Total net assets attributable to NCI	79.2	84.8	78.7

22. BORROWINGS

IN MILLIONS OF USD	31.12.2019	31.12.2018
Borrowings, related parties, current	45.9	51.4
Borrowings, related parties, non-current	503.1	492.6
Total	549.0	544.0

The loans payable to related parties (refer to note 37) are denominated in USD or CAD. The weighted average interest rate for USD loans in 2019 was 5.9% (2018: 5.9%). The interest rate for CAD loans in 2019 was 2.3% (2018: 2.3%).

DETAILED CREDIT FACILITIES
Dufry negotiates and manages bank key credit facilities centrally and then provides group internal financing to its subsidiaries. Credit lines for guarantees are kept at local level. Hudson’s guarantee lines are with Credit Agricole and Bank of America.

23. LEASE OBLIGATIONS

IN MILLIONS OF USD	31.12.2019	31.12.2018
Lease obligations, current	245.8	–
Lease obligations, non-current	1,098.1	–
Total	1,343.9	–

24. BORROWINGS AND LEASE OBLIGATIONS, NET

IN MILLIONS OF USD	CASH AND CASH EQUIVALENTS	LEASE OBLIGATIONS	BORROWINGS, CURRENT	BORROWINGS, NON-CURRENT	BORROWINGS, NET
Balance at January 1, 2019 (as previously published)	234.2	–	51.4	492.6	309.8
IFRS 16 Implementation (note 2.5)	–	1,268.7	–	–	1,268.7
Balance at January 1, 2019 (adjusted)	234.2	1,268.7	51.4	492.6	1,578.5
Cash flows from / (used in) operating, financing and investing activities	82.0	–	–	–	(82.0)
Lease payments	–	(308.9)	–	–	(308.9)
Cash flow	82.0	(308.9)	–	–	(390.9)
Additions to lease obligations	–	389.4	–	–	389.4
Business combinations	–	3.3	–	–	3.3
Change in terms of lease obligations	–	(76.5)	–	–	(76.5)
Interest on lease obligations	–	56.2	–	–	56.2
Reclassification from change in debt maturities	–	–	(8.0)	8.0	–
Currency translation adjustments	1.8	11.7	2.5	2.5	14.9
Other non-cash movements	1.8	384.1	(5.5)	10.5	387.3
Balance at December 31, 2019	318.0	1,343.9	45.9	503.1	1,574.9

IN MILLIONS OF USD	CASH AND CASH EQUIVALENTS	BORROWINGS, CURRENT	BORROWINGS, NON-CURRENT	BORROWINGS, NET
Balance at January 1, 2018	137.4	80.7	520.4	463.7
Cash flows from / (used in) operating, financing and investing activities	98.8	–	–	(98.8)
Repayment of borrowings	–	(24.6)	(23.7)	(48.3)
Cash flow	98.8	(24.6)	(23.7)	(147.1)
Currency translation adjustments	(2.0)	(4.7)	(4.1)	(6.8)
Other non-cash movements	(2.0)	(4.7)	(4.1)	(6.8)
Balance at December 31, 2018	234.2	51.4	492.6	309.8

IN MILLIONS OF USD	CASH AND CASH EQUIVALENTS	BORROWINGS, CURRENT	BORROWINGS, NON-CURRENT	BORROWINGS, NET
Balance at January 1, 2017	187.6	1.5	475.2	289.1
Cash flows from / (used in) operating, financing and investing activities	(51.1)	–	–	51.1
Repayment of borrowings	–	(21.5)	(6.5)	(28.0)
Loan from common control transaction	–	103.1	51.6	154.7
Cash flow	(51.1)	81.6	45.1	177.8
Currency translation adjustments	0.9	(2.4)	0.1	(3.2)
Other non-cash movements	0.9	(2.4)	0.1	(3.2)
Balance at December 31, 2017	137.4	80.7	520.4	463.7

25. OTHER LIABILITIES

IN MILLIONS OF USD	31.12.2019	31.12.2018
Personnel payables	36.7	42.1
Other service related vendors	20.2	15.6
Payables for capital expenditure	15.9	13.6
Concession fee payables	13.7	15.1
Sales tax and other tax liabilities	9.6	11.2
Legal fees	8.3	2.3
Accrued liabilities	5.0	3.4
Insurances	5.0	4.3
Payables to NCI's	0.9	0.9
Deferred lease expenses	–	3.2
Other payables	13.9	9.8
Total	129.2	121.5

THEREOF
Current liabilities	128.5	121.5
Non-current liabilities	0.7	–
Total	129.2	121.5

26. DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities arise from the following positions:

IN MILLIONS OF USD	31.12.2019	31.12.2018
DEFERRED TAX ASSETS
Property, plant and equipment	9.3	5.2
Intangible assets	26.3	21.5
Inventories	6.7	7.0
Lease obligations	305.8	–
Other payables	17.3	11.1
Tax losses carry forward	45.2	43.2
Other	1.9	11.8
Total	412.5	99.8

DEFERRED TAX LIABILITIES
Right-of-use assets	(302.6)	–
Intangible assets	(65.1)	(55.5)
Other	(3.3)	(0.4)
Total	(371.0)	(55.9)

Deferred tax assets, net	41.5	43.9

Deferred tax balances are presented in the consolidated statements of financial position as follows:

IN MILLIONS OF USD	31.12.2019	31.12.2018
Deferred tax assets	79.9	83.9
Deferred tax liabilities	(38.4)	(40.0)
Balance at December 31	41.5	43.9

Reconciliation of movements to the deferred taxes:

IN MILLIONS OF USD	2019	2018	2017
Changes in deferred tax assets	(4.0)	(6.4)	(62.7)
Changes in deferred tax liabilities	1.6	10.1	21.7
Currency translation adjustments	2.2	(3.3)	6.4
Deferred tax movements (expense)	(0.2)	0.4	(34.6)

THEREOF
Recognized in the consolidated statements of comprehensive income	(3.2)	6.8	(34.4)
Recognized in equity	3.0	(6.4)	(0.2)

Tax losses carry forward
The unrecognized tax losses carry forward by expiry date are as follows:

IN MILLIONS OF USD	31.12.2019	31.12.2018
Expiring within 1 to 3 years	–	–
Expiring within 4 to 7 years	–	–
Expiring after 7 years	6.7	6.1
Total	6.7	6.1

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

27. POST-EMPLOYMENT BENEFIT OBLIGATIONS

Hudson provides retirement benefits through defined contribution pension plans which are funded by regular contributions made by the employer and the employees to a third-party. As of December 31, 2019, the discretionary credit balance was USD 1.5 million.

28. COMMITMENTS

GUARANTEE COMMITMENTS

Some long-term lease contracts, which Hudson has entered into, include obligations to fulfill minimal lease payments during the full term of the agreement. Some of these agreements have been backed with guarantees provided by Hudson or a financial institution. During the years 2019, 2018 or 2017, no party has exercised their right to call upon such guarantees.

29.  FAIR VALUE MEASUREMENT

FAIR VALUE OF FINANCIAL INSTRUMENTS CARRIED AT AMORTIZED COST

The fair value measurement hierarchy of Hudson’s assets and liabilities, that are measured subsequent to initial recognition at fair value, are grouped into Levels 1 to 3 based on the degree to which the fair value is observable:
-
Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

-
Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i. e. as prices) or indirectly (i. e. derived from prices).

-
Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As of December 31, 2019, Hudson hold financial assets which have been re-measured at fair value. Hudson’s other financial assets and liabilities for which fair values are to be disclosed qualify as Level 2 fair value measurements. Their book values represent a fair approximation of their fair values. There were no transfers between Levels 1 and 2 during the period.

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

Furthermore, Hudson monitors the financing structure using a combination of ratios, including a gearing ratio, cash flow considerations and profitability ratios. As for the gearing ratio Hudson includes interest bearing borrowings less cash and cash equivalents.

31.1 GEARING RATIO

The following ratio compares owner’s equity to borrowed funds:

IN MILLIONS OF USD	31.12.2019	31.12.2018
Cash and cash equivalents	(318.0)	(234.2)
Borrowings, current	45.9	51.4
Borrowings, non-current	503.1	492.6
Borrowings, net	231.0	309.8
Equity attributable to equity holders of the parent	579.6	552.1

ADJUSTED FOR
Effects from transactions with non-controlling interests 1	1.0	1.0
Total capital 2	580.6	553.1

Total net debt and capital	811.6	862.9
Gearing ratio	28.5%	35.9%

1
Represents the excess paid (received) above fair value of shares acquired (sold) from non-controlling interests as long as there is no change in control (IFRS 10.23).
2
Includes all capital and reserves that are managed as capital.

Hudson did not hold collateral of any kind at the reporting dates.

31.2 CATEGORIES OF FINANCIAL INSTRUMENTS

AT DECEMBER 31, 2019	FINANCIAL ASSETS
IN MILLIONS OF USD	at amortized cost	at FVTPL 1	SUBTOTAL	NON-FINANCIAL ASSETS 2	TOTAL
Cash and cash equivalents	318.0	–	318.0	–	318.0
Trade receivables	0.5	–	0.5	–	0.5
Other accounts receivable	39.0	–	39.0	15.0	54.0
Other non-current assets	33.9	–	33.9	–	33.9
Total	391.4	–	391.4

	FINANCIAL LIABILITIES
IN MILLIONS OF USD	at amortized cost	at FVTPL 1	SUBTOTAL	NON-FINANCIAL LIABILITIES 2	TOTAL
Trade payables	124.6	–	124.6	–	124.6
Borrowings, current	45.9	–	45.9	–	45.9
Other liabilities	113.9	–	113.9	14.6	128.5
Borrowings, non-current	503.1	–	503.1	–	503.1
Lease obligations	1,343.9	–	1,343.9	–	1,343.9
Other non-current liabilities	0.7	–	0.7	–	0.7
Total	2,132.1	–	2,132.1

AT DECEMBER 31, 2018	FINANCIAL ASSETS
IN MILLIONS OF USD	at amortized cost	at FVTPL1	SUBTOTAL	NON-FINANCIAL ASSETS 2	TOTAL
Cash and cash equivalents	234.2	–	234.2	–	234.2
Trade receivables	1.3	–	1.3	–	1.3
Other accounts receivable	36.4	0.4	36.8	10.0	46.8
Other non-current assets	27.4	–	27.4	–	27.4
Total	299.3	0.4	299.7

	FINANCIAL LIABILITIES
IN MILLIONS OF USD	at amortized cost	at FVTPL 1	SUBTOTAL	NON-FINANCIAL LIABILITIES 2	TOTAL
Trade payables	105.5	–	105.5	–	105.5
Borrowings, current	51.4	–	51.4	–	51.4
Other liabilities	106.9	–	106.9	14.6	121.5
Borrowings, non-current	492.6	–	492.6	–	492.6
Total	756.4	–	756.4

1
Financial assets and financial liabilities at fair value through profit and loss include FX derivatives (Fair value Level 2).
2
Non-financial assets or non-financial liabilities comprise prepaid expenses and deferred income, which will not generate a cash outflow or inflow as well as other tax positions.

31.3 NET INCOME BY FINANCIAL INSTRUMENTS CATEGORY

Financial Assets at December 31, 2019

IN MILLIONS OF USD	AT AMORTIZED COST	AT FVTPL	TOTAL
Interest income	3.5	–	3.5
Lease interest income	0.7	–	0.7
Other finance income	0.5	–	0.5
Finance income	4.7	–	4.7

Foreign exchange gain / (loss)1	(0.2)	–	(0.2)
Impairments / allowances 2	(2.3)	–	(2.3)
Total – from subsequent valuation	(2.5)	–	(2.5)

Net (expense) / income	2.2	–	2.2

Financial Liabilities at December 31, 2019

IN MILLIONS OF USD	AT AMORTIZED COST	AT FVTPL	TOTAL
Interest expenses	(29.2)	–	(29.2)
Interest on lease obligations	(56.2)	–	(56.2)
Other finance expenses	(0.5)	–	(0.5)
Finance expenses	(85.9)	–	(85.9)

Foreign exchange gain / (loss) 1	0.5	–	0.5
Total – from subsequent valuation	0.5	–	0.5

Net (expense) / income	(85.4)	–	(85.4)

1
This position includes the foreign exchange gain / (loss) recognized on third party and intercompany financial assets and liabilities through the consolidated statements of comprehensive income.
2
This position includes net income / (expense) from released impairments, allowances or recoveries during the period less the increase of impairments or allowances.

Financial Assets at December 31, 2018

IN MILLIONS OF USD	AT AMORTIZED COST	AT FVTPL	TOTAL
Interest income	2.5	–	2.5
Finance income	2.5	–	2.5

Impairments / allowances 2	(0.2)	–	(0.2)
Total – from subsequent valuation	(0.2)	–	(0.2)

Net (expense) / income	2.3	–	2.3

Financial Liabilities at December 31, 2018

IN MILLIONS OF USD	AT AMORTIZED COST	AT FVTPL	TOTAL
Interest expenses	(30.2)	–	(30.2)
Other finance expenses	(0.4)	–	(0.4)
Finance expenses	(30.6)	–	(30.6)

Foreign exchange gain / (loss) 1	(0.9)	–	(0.9)
Total – from subsequent valuation	(0.9)	–	(0.9)

Net (expense) / income	(31.5)	–	(31.5)

1
This position includes the foreign exchange gain / (loss) recognized on third party and intercompany financial assets and liabilities through the consolidated statements of comprehensive income.
2
This position includes net income / (expense) from released impairments, allowances or recoveries during the period less the increase of impairments or allowances.

32. FINANCIAL RISK MANAGEMENT OBJECTIVES

As a retailer, Hudson has activities which are financed in different currencies and are consequently affected by fluctuations of foreign exchange and interest rates. Hudson’s treasury manages the financing of the operations through centralized credit facilities to ensure an adequate allocation of these resources and simultaneously minimize the potential currency and financial risk impacts.

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

33. MARKET RISK

Hudson’s financial assets and liabilities are mainly exposed to market risk in foreign currency exchange and interest rates. Hudson’s objective is to minimize the impact on the consolidated statements of comprehensive income and to reduce fluctuations in cash flows through structuring the respective transactions to minimize market risks. In cases, where the associated risk cannot be hedged appropriately through a transaction structure, and the evaluation of market risks indicates a material exposure, Hudson may use financial instruments to hedge the respective exposure.

Hudson may enter into a variety of financial instruments to manage its exposure to foreign currency risk, including forward foreign exchange contracts, currency swaps and over the counter plain vanilla options.

During the current financial year Hudson has not utilized foreign currency forward contracts and options for hedging purposes.

33.1 FOREIGN CURRENCY RISK MANAGEMENT

Hudson manages the cash flow surplus or deficits in foreign currency of the operations through FX-transactions in the respective local currency. Major imbalances in foreign currencies at Company level may be hedged through foreign exchange forwards contracts.

33.2 FOREIGN CURRENCY SENSITIVITY ANALYSIS

Among various methodologies to analyze and manage risk, Hudson utilizes a system based on sensitivity analysis. This tool enables Company treasury to identify the level of risk of each entity. Sensitivity analysis provides an approximate quantification of the exposure in the event that certain specified parameters were to be met under a specific set of assumptions.

Foreign Currency Exposure

IN MILLIONS OF USD	USD 1	EURO	CAD	OTHER	TOTAL
DECEMBER 31, 2019
Monetary assets	1.2	–	0.7	–	1.9
Monetary liabilities	13.5	0.3	0.1	0.8	14.7
Net currency exposure	(12.3)	(0.3)	0.6	(0.8)	(12.8)

DECEMBER 31, 2018
Monetary assets	1.1	–	–	–	1.1
Monetary liabilities	6.8	0.9	–	0.3	8.0
Net currency exposure	(5.7)	(0.9)	–	(0.3)	(6.9)

1
USD owed / held by Canadian subsidiaries.

The sensitivity analysis includes all monetary assets and liabilities held by each Hudson company irrespective of whether the positions are third party or intercompany.

The foreign exchange rate sensitivity is calculated by aggregation of the net foreign exchange rate exposure of Hudson entities at December 31 of the respective year. The values and risk disclosed here are the hedged and not hedged positions assuming a 5% appreciation of the USD against all other currencies. A positive result indicates a profit, before tax in the consolidated statements of comprehensive income or in the hedging and revaluation reserves within other comprehensive income when the USD strengthens against the relevant currency.

IN MILLIONS OF USD	31.12.2019	31.12.2018
Effect on the consolidated statements of comprehensive income - profit / (loss) of USD	0.6	0.3

34. INTEREST RATE RISK MANAGEMENT

34.1 ALLOCATION OF FINANCIAL ASSETS AND LIABILITIES TO INTEREST CLASSES

	IN %		IN MILLIONS OF USD
AT DECEMBER 31, 2019 IN MILLIONS OF USD	AVERAGE VARIABLE INTEREST RATE	AVERAGE FIXED INTEREST RATE	VARIABLE INTEREST RATE	FIXED INTEREST RATE	TOTAL INTER- EST BEARING	NON-INTEREST BEARING	TOTAL
Cash and cash equivalents	1.0%		155.4	–	155.4	162.6	318.0
Trade receivables			–	–	–	0.5	0.5
Other accounts receivable		4.5%	–	4.9	4.9	34.1	39.0
Other non-current assets	7.0%	4.5%	19.8	7.8	27.6	6.3	33.9
Financial assets			175.2	12.7	187.9	203.5	391.4

Trade payables			–	–	–	124.6	124.6
Borrowings, current		2.8%	–	3.0	3.0	42.9	45.9
Other liabilities			–	–	–	113.9	113.9
Borrowings, non-current		5.7%	–	503.1	503.1	–	503.1
Lease obligations		4.2%	–	1,343.9	1,343.9	–	1,343.9
Other non-current liabilities			–	–	–	0.7	0.7
Financial liabilities			–	1,850.0	1,850.0	282.1	2,132.1

Net financial liabilities			(175.2)	1,837.3	1,662.1	78.6	1,740.7

	IN %		IN MILLIONS OF USD
AT DECEMBER 31, 2018 IN MILLIONS OF USD	AVERAGE VARIABLE INTEREST RATE	AVERAGE FIXED INTEREST RATE	VARIABLE INTEREST RATE	FIXED INTEREST RATE	TOTAL INTER- EST BEARING	NON-INTEREST BEARING	TOTAL
Cash and cash equivalents	1.0%		68.6	–	68.6	165.6	234.2
Trade receivables			–	–	–	1.3	1.3
Other accounts receivable			–	–	–	36.8	36.8
Other non-current assets	6.5%		22.1	–	22.1	5.3	27.4
Financial assets			90.7	–	90.7	209.0	299.7

Trade payables			–	–	–	105.5	105.5
Borrowings, current		0.7%	–	10.5	10.5	40.9	51.4
Other liabilities			–	–	–	106.9	106.9
Borrowings, non-current		5.7%	–	492.6	492.6	–	492.6
Financial liabilities			–	503.1	503.1	253.3	756.4

Net financial liabilities			(90.7)	503.1	412.4	44.3	456.7

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

36.1 REMAINING MATURITIES FOR NON-DERIVATIVE FINANCIAL ASSESTS AND LIABILITIES

The following tables have been drawn up based on the undiscounted cash flows of financial assets and liabilities (based on the earliest date on which Hudson can receive or be required to pay).

The following tables include principal and interest expected cash flows.

AT DECEMBER 31, 2019 IN MILLIONS OF USD	1-6 MONTHS	6-12 MONTHS	1-2 YEARS	MORE THAN 2 YEARS	TOTAL
Cash and cash equivalents	318.7	–	–	–	318.7
Trade receivables	0.5	–	–	–	0.5
Other accounts receivable	36.4	2.5	–	–	38.9
Other non-current assets	2.6	2.7	12.2	22.4	39.9
Total cash inflows	358.2	5.2	12.2	22.4	398.0

Trade payables	124.6	–	–	–	124.6
Borrowings, current	–	45.9	–	–	45.9
Other liabilities	113.9	–	–	–	113.9
Borrowings, non-current	–	–	11.0	492.1	503.1
Lease obligations	157.5	139.2	254.6	1,011.8	1,563.1
Other non-current liabilities	–	–	–	0.7	0.7
Total cash outflows	396.0	185.1	265.6	1,504.6	2,351.3

AT DECEMBER 31, 2018 IN MILLIONS OF USD	1-6 MONTHS	6-12 MONTHS	1-2 YEARS	MORE THAN 2 YEARS	TOTAL
Cash and cash equivalents	234.5	–	–	–	234.5
Trade receivables	0.7	0.6	–	–	1.3
Other accounts receivable	34.3	2.5	–	–	36.8
Other non-current assets	2.8	2.9	9.2	15.1	30.0
Total cash inflows	272.3	6.0	9.2	15.1	302.6

Trade payables	105.5	–	–	–	105.5
Borrowings, current	–	51.5	–	–	51.5
Other liabilities	106.9	–	–	–	106.9
Borrowings, non-current	14.1	14.1	28.2	577.5	633.9
Total cash outflows	226.5	65.6	28.2	577.5	897.8

37. RELATED PARTIES AND RELATED PARTY TRANSACTIONS

A party is related to Hudson if the party directly or indirectly controls, is controlled by, or is under common control with Hudson, has an interest in the Hudson that gives it significant influence over the Hudson, has joint control over the Hudson or is an associate or a joint venture of the Hudson. In addition, members of the key management personnel of the Hudson or close members of the family are also considered related parties.

The following tables reflect related party transactions and transactions with associates:

Items of comprehensive income

IN MILLIONS OF USD	2019	2018	2017
PURCHASE OF GOODS FROM
International Operation & Services (UY) SA3	(88.0)	(82.5)	(67.4)
Hudson News Distributors 1	–	(0.3)	(12.2)
Hudson RPM 1	(16.5)	(18.6)	(8.5)

PURCHASE OF SERVICES FROM
Dufry International AG, Interest expenses	(26.8)	(28.2)	(28.6)
Dufry International AG, Franchise fee expenses	(15.1)	(15.2)	(50.6)
Dufry Financial Services B.V., Interest expenses	(2.3)	(2.0)	(0.9)
Dufry Management AG, IT expenses	(1.9)	(1.8)	(1.3)
World Duty Free Group SA, IT expenses3	–	(0.1)	(0.2)

OTHER OPERATIONAL INCOME FROM
Dufry International AG, Debt waiver	–	–	9.4

SALES OF SERVICES TO
International Operations & Services (USA), Advertising income3	5.1	5.7	–
Dufry International AG, Other selling income	3.4	2.8	–
Nuance Group (Chicago) LLC, Other selling income 2	0.7	0.9	0.9

1
Hudson News Distributors and Hudson RPM are controlled by James S. Cohen, a member of Hudson's board of directors.
2
Transactions with associated companies.
3
Transactions with subsidiaries of Dufry.

Items of financial position

IN MILLIONS OF USD	31.12.2019	31.12.2018
ACCOUNTS RECEIVABLES AT DECEMBER 31
International Operations & Services (USA), Other receivables3	5.1	5.6
Dufry International AG, Other receivables	0.4	3.3
International Operation & Services (UY) SA, Other receivables3	–	0.1
International Operations & Services (CH) AG, Other receivables3	–	0.4
Hudson RPM, Other receivables 1	–	1.0
Hudson News Distributors, Other Receivables 1	0.1	–
Nuance Group (Chicago) LLC, Other receivables 2	–	0.2

ACCOUNTS PAYABLES AT DECEMBER 31
Dufry International AG, Loans payable, non-current	453.0	445.0
Dufry Financial Services B.V., Loans payable, non-current	50.1	47.7
Dufry Financial Services B.V., Loans payable, current	45.9	51.4
International Operation & Services (UY) SA, Trade payables3	45.7	28.9
Dufry International AG, Other payables	6.5	0.3
Dufry Management AG, Other payables	0.9	0.2
Dufry AG, Other payables	0.4	1.1
World Duty Free Group UK Ltd, Other payables3	0.3	0.2
Dufry Financial Services B.V., Other payables	0.5	0.1
Hudson RPM, Trade payables 1	0.1	1.5

1
Hudson News Distributors and Hudson RPM are controlled by James S. Cohen, a member of Hudson's board of directors.
2
Transactions with associated companies.
3
Transactions with subsidiaries of Dufry.

Board members and executives

The compensation to board members and key executives for the services provided during the respective years include all forms of consideration accrued or provided by Hudson, including compensation in Dufry shares as follows:

IN MILLIONS OF USD	2019	2018	2017
Salaries	6.9	5.8	3.6
Variable payment	5.6	3.6	2.9
Non-monetary benefits	0.2	0.2	0.1
Share based payments	4.7	8.8	4.6
Total	17.4	18.4	11.2

The board members did not receive any compensation for the year 2017.

LIST OF SUBSIDIARIES

R = Retail H = Holding

The table below includes the most important subsidiaries of Hudson Ltd., Bermuda.

AS OF DECEMBER 31, 2019	LOCATION	COUNTRY	TYPE	OWNERSHIP IN %	CURRENCY
UNITED STATES OF AMERICA
Hudson-Garza Albuquerque JV	Albuquerque	USA	R	80	USD
Hudson-Northwind Anchorage JV	Anchorage	USA	R	90	USD
Atlanta WDFG LTL ATL JV LLC	Atlanta	USA	R	70	USD
Atlanta WDFG TAC ATL Retail LLC	Atlanta	USA	R	86	USD
AMS - TE Atlantic City JV	Atlantic City	USA	R	85	USD
Airport Management Services, LLC	Baltimore / Various	USA	H/R	100	USD
Hudson Birmingham JV	Birmingham	USA	R	70	USD
HG Logan Retailers JV	Boston	USA	R	80	USD
HG Burbank JV	Burbank	USA	R	88	USD
HG Burlington JV	Burlington	USA	R	90	USD
HG-BW Charleston JV	Charleston	USA	R	90	USD
Dufry O'Hare T5 JV	Chicago	USA	R	80	USD
HG Midway JV	Chicago	USA	R	65	USD
Hudson News O'Hare JV	Chicago	USA	R	70	USD
Hudson O'Hare T5 JV	Chicago	USA	R	80	USD
Hudson Cleveland JV	Cleveland	USA	R	80	USD
Dallas Love Field WDFG-Love Field Partners II LLC	Dallas	USA	R	51	USD
HG-Multiplex-Regali Dallas JV	Dallas	USA	R	75	USD
Hudson-Retail Dallas JV	Dallas	USA	R	75	USD
WDFG-Aranza / Howell D2-14, LLC	Dallas	USA	R	65	USD
HG DFW Retailers JV	Dallas FW	USA	R	65	USD
HG DFW Retailers P7,JV	Dallas FW	USA	R	73	USD
HG Multiplex DFW JV	Dallas FW	USA	R	65	USD
HG Regali DFW JV	Dallas FW	USA	R	65	USD
World Duty Free Group-Howell Mickens JV	Dallas / Fort Worth	USA	H	65	USD
Denver Duty Free JV	Denver	USA	R	67	USD
HG Denver JV	Denver	USA	R	76	USD
Detroit WDFG Detroit & Partners LLC	Detroit	USA	R	80	USD
WDFG Partners Duty Free LLC (Detroit)	Detroit	USA	R	75	USD
HG Grand Rapid Retailers JV	Grand Rapids	USA	R	90	USD
Hudson BW GSP JV	Greenville	USA	R	80	USD
Dufry Houston Duty Free Partnership	Houston	USA	R	75	USD
Houston WDFG Branch McGowen HOU, LLC	Houston	USA	R	64	USD
WDFG-Houston 8 2014, LLC	Houston	USA	R	60	USD
Hudson Las Vegas JV	Las Vegas	USA	R	73	USD
The Nuance Group (Las Vegas) LLC	Las Vegas	USA	R	73	USD
Little Rock World Duty Free Group Adevco Joint Venture	Little Rock	USA	R	70	USD
HG LAX T3 Retailers JV	Los Angeles	USA	R	63	USD
HG-LAX T6 JV	Los Angeles	USA	R	68	USD
HG-Magic-Concourse TBIT JV	Los Angeles	USA	R	68	USD
Hudson-Magic Johnson Ent. CV LLC	Los Angeles	USA	R	91	USD
LAX Retail Magic 2 JV	Los Angeles	USA	R	73	USD
LAX Retail Magic 3-4 JV	Los Angeles	USA	R	75	USD
LAX WDFG CA LLC	Los Angeles	USA	R	65	USD
HG Manchester JV	Manchester	USA	R	90	USD
AMS-TEI Miami JV	Miami	USA	R	70	USD
Miami Airport Retail Partners Joint-Venture	Miami	USA	R	70	USD

AS OF DECEMBER 31, 2019	LOCATION	COUNTRY	TYPE	OWNERSHIP IN %	CURRENCY
Dufry MSP Retailers JV	Minneapolis	USA	R	75	USD
Minneapolis - WDFG / ELN MSP Terminal 2 Retail - LLC	Minneapolis	USA	R	90	USD
AMS Myrtle Beach JV	Myrtle Beach	USA	R	88	USD
AMS Olympic Nashville JV	Nashville	USA	R	83	USD
Dufry Americas Holding.Inc.	New Jersey	USA	H	100	USD
Hudson Group (HG), Inc.	New Jersey	USA	H	100	USD
WDFG JV Holdings LLC	New Jersey	USA	H	100	USD
WDFG US Inc	New Jersey	USA	H	100	USD
New Orleans Air Ventures II	New Orleans	USA	H	85	USD
HG LGA Retailers JV	New York	USA	R	79	USD
HG-KCGI-TEI JFK T8 JV	New York	USA	R	85	USD
Hudson Keelee JFK 7 JV	New York	USA	R	83	USD
Hudson NIA JFK TI JV	New York	USA	R	90	USD
Hudson Retail-NEU News-Laguardia JV	New York	USA	R	80	USD
JFK Air Ventures II	New York	USA	R	80	USD
Hudson Group (HG) Retail LLC	New York / Various	USA	H/R	100	USD
AMS-BW Newark JV	Newark	USA	R	70	USD
Dufry Newark, Inc	Newark	USA	R	100	USD
Hudson JME Newark C JV	Newark	USA	R	80	USD
Jimmy Stewart LLC	Newburgh	USA	R	100	USD
Hudson NIA Norfolk JV	Norfolk	USA	R	80	USD
HG ONT Retailers,JV	Ontario	USA	R	88	USD
AMS of South Florida, LLC	Orlando	USA	H	50	USD
HG-Orlando AS1 JV	Orlando	USA	R	75	USD
Hudson Newburn AS2 JV	Orlando	USA	R	65	USD
Hudson Sanford JV	Orlando	USA	R	99	USD
Hudson-Keys Orlando Joint Venture	Orlando	USA	R	100	USD
HG PHL Retailers JV	Philadelphia	USA	R	65	USD
Dufry Phoenix Retailers JV	Phoenix	USA	R	70	USD
HG Phoenix Retailers JV	Phoenix	USA	R	70	USD
HG PHX T3 Retailers 2017 JV	Phoenix	USA	R	80	USD
WDFG Portland Retailers JV	Portland	USA	R	96	USD
RDU Air Venture II JV	Raleigh	USA	R	80	USD
AMS NIA Richmond JV	Richmond	USA	R	80	USD
Hudson NIA Rochester JV	Rochester	USA	R	85	USD
San Antonio WDFG - Houston 8 San Antonio JV	San Antonio	USA	R	63	USD
HG-CV-Epicure-Martinez San Diego JV	San Diego	USA	R	71	USD
HG SFO Retailers JV	San Francisco	USA	R	80	USD
WDFG North America LLC	San Francisco / Various	USA	H/R	100	USD
AMS SJC JV	San Jose	USA	R	91	USD
John Wayne NG-AC JV	Santa Ana	USA	R	81	USD
Dufry Seattle JV	Seattle	USA	R	88	USD
Seattle Air Ventures	Seattle	USA	R	75	USD
HG St Louis JV	St Louis	USA	R	70	USD
HG PIE Retailers JV	St Pete-Clearwater	USA	R	90	USD
HG Tampa JV	Tampa	USA	R	76	USD
WDFG-Transglobal TPA JV	Tampa	USA	R	70	USD
HG Tucson Retailers JV	Tucson	USA	R	70	USD
HG Tulsa Retailers JV	Tulsa	USA	R	90	USD
HG-National. JV	Washington-Reagan	USA	R	70	USD

CANADA
The Nuance Group (Canada) Inc.	Toronto	Canada	R	100	CAD
AMS Canada, Vancouver Int. Airport	Vancouver	Canada	R	100	CAD
WDFG Vancouver LP	Vancouver	Canada	R	100	CAD
Hudson Group Canada Inc	Vancouver / Various	Canada	R	100	CAD